Form 20-F/A
period 2007-12-31
Seven Arts Pictures PLC
filed 2008-05-08
CIK 1408276

   UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 20-FR/A

(Amendment No. 10)

[X]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended________________________________

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________ to __________

OR

[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report ………………………………

Seven Arts Pictures PLC
(Exact name of Registrant as specified in its charter)

__________England_____________
(Jurisdiction of incorporation or organization)

38 Hertford Street, London UK W1J 7SG
(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:
None

Securities to be registered pursuant to Section 12(g) of the Act:
Ordinary Shares, £0.05 par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Company’s classes of capital or ordinary stock as of the close of the period covered by the annual report:
21,684,000 ordinary shares
3,000,000 convertible redeemable preferred shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ___No   xxx

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.            Yes ___   No xxx

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer   Accelerated filer   Non-accelerated filer  xxx

Indicate by check mark which financial statement item the registrant has elected to follow: Item 17 xxx   Item 18 ___

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes    No    N/A  xxx

Indicate by check mark whether the registrant has filed all document and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes    No    N/A  xxx

Index to Exhibits on Page 54

Seven Arts Pictures PLC
FORM 20-F REGISTRATION STATEMENT

Part III

Item 17.	Financial Statements	48
Item 18.	Financial Statements	48
Item 19.	Exhibits	48

 INTRODUCTION

Seven Arts Pictures PLC (“Seven Arts” or the “Company”) was incorporated as Glasgow Park Investments PLC on 24 August 2001 under the English Companies Act of 1985.  Pursuant to a resolution passed at a meeting of the shareholders of the Company held on 11 September 2001, the Company changed its name from Glasgow Park Investments PLC to The Cabouchon Collection PLC.  Pursuant to a resolution passed at a meeting of the shareholders of the Company that was held on 6 November 2003, the name of the Company was changed to Cabouchon PLC.  Pursuant to a resolution passed at a meeting of the shareholders of the Company that was held on 2 September 2004, the name of the Company was changed to Seven Arts Pictures PLC, at the time all motion picture business assets of Seven Arts Pictures Inc. were transferred to a subsidiary of the Company (Seven Arts Filmed Entertainment Limited) pursuant to an Asset Transfer Agreement in exchange for ordinary shares of the Company.  Documents concerning the Company which are referred to herein may be inspected during regular hours at the Company's Los Angeles affiliate office located at 6310 San Vicente Blvd., Suite 510, Los Angeles, CA 90048 U.S.A.

BUSINESS OF SEVEN ARTS PICTURES PLC

Seven Arts Pictures PLC (“Seven Arts” or the “Company”), an English corporation, is the successor of Seven Arts Pictures Inc. (“SAP”) as a result of an Asset Transfer Agreement under which all motion picture business assets of SAP were transferred to a subsidiary of the Company for ordinary shares of the Company, SAP was founded in 2002 as an independent motion picture production and distribution company engaged primarily in the development, financing, production and licensing of theatrical motion pictures for exhibition in domestic (i.e. the United States and Canada) and international or foreign (i.e. outside the United States and Canada) theatrical markets, and for subsequent worldwide release in other forms of media, including home video and pay and free television.  SAP continued the motion picture production and distribution activities of CineVisions incorporated in 1992, which SAP acquired on SAP's initial capitalization pursuant to an Asset Transfer Agreement in October, 2002, which was intended to qualify as a Section 351 transaction under the Internal Revenue Code of 1986, as amended.  The Company currently owns interests in 31 completed motion pictures listed in Table 8.

FORWARD-LOOKING STATEMENTS

Certain statements in this document might constitute “forward-looking statements”. Some, but not all, forward-looking statements can be identified by the use of words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” and “intend,” statements that an action or event “may,” “might,” “could,” “should,” or “will” be taken or occur, or other similar expressions. Although the Company has attempted to identify important factors that could cause actual results to differ materially from expected results, such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, the following risks: the need for additional financing; uncertainties and risks related to carrying on business in foreign countries; risks associated with third party infringement of copyrights and other intellectual property, especially the unauthorized duplication of motion picture DVDs and unauthorized distribution of motion pictures through the world wide web; risks associated with the lack of enforcement of applicable copyright and intellectual property laws, especially in foreign countries; risks associated with changing copyright and applicable intellectual property laws, especially in foreign countries; risks associated with changing distribution models for motion pictures, especially on the world wide web; risks associated with restrictions of motion picture content, especially in foreign countries; reliance on key personnel; the potential for conflicts of interest among certain officer, directors or promoters of the Company; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the Company’s ordinary share price and volume; and tax consequences to United States Shareholders. The Company is under no obligation to keep its information current and revise any forward-looking statements because of new information, future events or otherwise.

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

1.A.1.  Directors
Table No. 1 lists the names, ages and business addresses of the Directors of Seven Arts, as of March 31, 2008.

Table No. 1
Directors

Name	Age	Date First Elected or Appointed

Peter Hoffman (2)	58	September 2, 2004
Anthony Bryan (4) (1)	84	March 30, 2007
Rufus Pearl (1) (3)	31	September 2, 2004
Julia Verdin (1) (2)	44	January 3, 2007
Anthony Hickox (3)	42	January 3, 2007
Elaine New (3)	47	January 11, 2007
Kate Hoffman (5)	31	February 26, 2008

(1)            Member of Audit Committee.

(2)           6310 San Vicente Blvd., Suite 510, Los Angeles, CA 90048 USA

(3)           30 Farringdon Street, London EC4A 4HJ UK

(4)           1801 Century Park East, Suite 1850, Los Angeles, CA 90067 USA

1.A.2.  Senior Management
Table No. 2 lists the names, ages and business addresses of the senior management of the Company as of March 31, 2008.  The senior management serves at the pleasure of the Board of Directors.

Table No. 2
Senior Management

Name and Position	Age	Date of First Appointment

Peter M. Hoffman, CEO (1)	58	September 2, 2004
Elaine New, Finance Director (2)	47	January 11, 2007
Kate Hoffman, Chief Operating Officer (2)	31	February 26, 2008
(1) 6310 San Vicente Blvd., Suite 510, Los Angeles, CA 90048, USA
(2) 30 Farringdon Street, London EC4A 4HJ UK

Mr. Hoffman's functions, as President and CEO of the Company, include strategic planning, business development, operations, financial administration, accounting, liaison with auditors-accountants-lawyers-regulatory authorities-financial community/shareholders; and preparation/payment/organization of the expenses/taxes/activities of the Company, and reporting to the Board of Directors.

Ms. New functions as Finance Director include financial administration; accounting and financial statements; liaison with auditors, accountants, and financial community/shareholders; and preparation/ payment/organization of the expenses/taxes/activities of the Company.  She assists in ensuring the Company’s compliance with all statutory and regulatory requirements.

Ms. Hoffman's functions as COO of Seven Arts include licensing and delivery of the Company's motion pictures to third parties throughout the universe.

1.B.  Advisors
The Company’s UK Legal Counsel:
Sprecher Grier Halberstam LLP
One America Square
Crosswall
London EC3N 2SG UK
Contact: John Bottomley
Telephone: 44 20 7544 5555

The Company’s Banks are:
Coutts & Co.
440 Strand
London WC2R 0QS UK
Sort Code: 18-00-02
Swift Code: COUT GB22
IBAN: GB29 COUT 1800 0207 7273 05
Account: 07727305

City National Bank
400 N. Roxbury Drive
Beverly Hills, CA 90210 USA
Contact:  Charles Heaphy
Telephone:  310-888-6800

1.C Auditors
The Company’s auditor is:
Mazars LLP (formerly Moores Rowland LLP)
3 Sheldon Square
Paddington
London W2 6PS UK
Contact: Robin Stevens
Telephone: 44-207 470 0000

Member of the Institute of Chartered Accountants of England and Wales

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.
    NA

ITEM 3.  KEY INFORMATION.

3.A.1.  Selected Financial Data
The selected financial data of the Company for Fiscal Years ended 2007, 2006 and 2005 ended March 31st was derived from the financial statements of the Company that have been audited by MRI Moores Rowland LLP, now Mazars LLP.   The Company has announced that it has changed its fiscal year to June 30, commencing June 30, 2008.

Cabouchon plc acquired all the business assets of Seven Arts Pictures Inc. ("SAP") in an Asset Transfer Agreement dated September 2, 2004 through a newly formed subsidiary Seven Arts Filmed Entertainment Limited.  Thereafter, Cabouchon plc changed its name to Seven Arts Pictures plc and all its jewelry business assets were transferred to Ms. Julie Wing for assumption of all indebtedness associated with that business on or about September 4, 2004.  For purposes of US GAAP in the adjustments to US GAAP below, SAP is treated as the acquiring corporation in a reverse acquisition of Cabouchon plc.  However, the Company does not have available to it the financial information of SAP and its subsidiaries for the Fiscal Years ended 3/31/03 and 3/31/04 or for the short period from April 1, 2004 to September 4, 2004 and therefore this information has not been included in this Form 20-F or the financial statements filed herewith.

The selected financial data for the Fiscal Year ended March 31, 2005 reflects the jewelry business of Cabouchon plc for the period of April 1, 2004 to September 30, 2004.  For the balance of that Fiscal Year to March 31, 2005, the selected financial data for this Fiscal Year reflects the results of SAP's business assets recorded under the purchase method of accounting.

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in this Form 20-F.

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain all available funds for use in its operations and the expansion of its business.

Table No. 3 is derived from the financial statements of the Company, which have been prepared in accordance with Generally Accepted Accounting Principles (GAAP) and Generally Accepted Auditing Standards (GAAS) , applicable in the United Kingdom and have been reconciled to United States GAAP as indicated below and in the notes to the Company's financial statements filed herewith.  The restatement of the Company's financial results for the Fiscal Years ended 3/31/06 and 3/31/05 arose from prior period adjustments detailed in Note 10 to the Company's financial statements filed herewith.  These prior period adjustments related generally to (1) capitalization as tangible assets of certain film costs included within goodwill in the financial statements issued for the Fiscal Year ended 3/31/05 and (2) error in recognition of revenue in Fiscal Year ended 3/31/06 of £1,424,112 and related costs of sales of £920,811 which should have been recognized and is now recognized in the Fiscal Year ended 3/31/07.

Table No. 3A
Selected Financial Data
(£ in 000, except per share data)

	Year Ended 3/31/07 £’000	As Restated Year Ended 3/31/06 £’000	As Restated Year Ended 3/31/05 £’000
Revenue
Under UK GAAP	5,879	7,591	2,276
Gain on the settlement of debt	913	-	-
Under US GAAP	4,966	7,591	2,276

Income/(Loss) from Operations
Under UK GAAP	1,897	547	(5,043)
Deductions of gain on settlement of debt	(913)
Adjustment for US GAAP treatment of amortization	120	181	-
Under US GAAP	1,104	728	(5,043)

Non Operating Income
Under UK GAAP	-	-	-
Gain on the settlement of debt	913	-	-
Under US GAAP	913	-	-

Income/(Loss) From Continuing Operations
Under UK GAAP	1,897	547	(4,982)
Deductions of gain on settlement of debt	(913)
Adjustment for US GAAP treatment of amortization	120	181	-
Under US GAAP	1,104	728	(4,982)

Net Income/(Loss)
Under UK GAAP	967	117	(7,540)
Adjustment for reverse takeover accounting	-	-	1,006
Adjustment for US GAAP treatment of amortization	120	181	-

Under US GAAP	1,087	298	(6,534)

Net Income/(Loss) from Continuing Operations per Share (Pence)1
Under UK GAAP	7.18	0.89	(84.64)
Under US GAAP	8.06	2.26	(84.64)

Net Income/(Loss) Per Share (Pence)1
Under UK GAAP	7.18	0.89	(84.11)
Under US GAAP	8.06	2.26	(72.88)

1 Net income per share figures are shown after tax
Diluted Net Income/(Loss) per Share (Pence)
Under UK GAAP	2.59	0.31	(84.11)

Long-Term Debt
Under UK GAAP	6,306	7,278	5,249
Adjustment for US GAAP treatment of convertible debt	1,750	3,000	3,000
Under US GAAP	8,056	10,728	8,249

Capital Stock
Called Up Ordinary Share Capital under UK GAAP	10,017	9,592	9,592
Share Premium under UK GAAP	1,838	66	66
Capital Stock under US GAAP	11,855	9,658	9,658

Total Assets
Under UK GAAP	19,176	16,397	9,544
Adjustment for US GAAP treatment of amortization	120	181	-
Under US GAAP	19,296	16,578	9,544

Net Assets/(liabilities)
Under UK GAAP	4,556	2,841	2,689
Adjustment for US GAAP treatment of convertible debt	(1,750)	(3,000)	(3,000)
Adjustment for US GAAP treatment of amortization	120	181	-
Under US GAAP	2,926	22	(311)

Table No. 3B
Selected Financial Data
(£ in 000, except per share data)
	Interims 9/30/07 £’000	Year Ended 3/31/07 £’000	Interims 9/30/06 £’000
Revenue
Under UK GAAP	938	5,879	1,887
Gain on the settlement of debt	-	913	-
Under US GAAP	938	4,966	1,887

Income/(Loss) from Operations
Under UK GAAP	547	1,897	922
Adjustment for US GAAP treatment of amortization	210	120	120
Deductions of gain on settlement of debt	-	(913)	-
Under US GAAP	757	1,104	1,042

Non Operating Income
Under UK GAAP	-	-	-
Gain on the settlement of debt	-	913	-
Under US GAAP	-	913	-

Income/(Loss) From Continuing Operations
Under UK GAAP	547	1,897	922
Deductions of gain on settlement of debt	-	(913)	-
Adjustment for US GAAP treatment of amortization	210	120	120
Under US GAAP	757	1,104	1,042

Net Income/(Loss)
Under UK GAAP	182	967	502
Adjustment for US GAAP treatment of amortization	210	120	120

Under US GAAP	392	1,087	622

Net Income/(Loss) from Continuing Operations per Share (Pence)1
Under UK GAAP	0.81	7.18	3.81
Under US GAAP	-	8.06	-

Net Income/(Loss) Per Share (Pence)
Under UK GAAP	0.81	7.18	3.81
Under US GAAP	-	8.06	-

1 Net income per share figures are shown after tax

Diluted Net Income/(Loss) per Share (Pence)
Under UK GAAP	0.44	2.59	1.35

Long-Term Debt
Under UK GAAP	11,616	6,306	6,459
Adjustment for US GAAP treatment of convertible debt	1,750	1,750	3,000
Under US GAAP	13,366	8,056	9,459

Capital Stock
Called Up Ordinary Share Capital under UK GAAP	10,151	10,017	9,592
Share Premium under UK GAAP	2,131	1,838	66
Capital Stock under US GAAP	12,282	11,855	9,658

Total Assets
Under UK GAAP	24,190	19,176	13,396
Adjustment for US GAAP treatment of amortization	210	120	120
Under US GAAP	24,400	19,296	14,056

Net Assets/(liabilities)
Under UK GAAP	5,067	4,556	3,711
Adjustment for US GAAP treatment of convertible debt	(1,750)	(1,750)	(3,000)
Adjustment for US GAAP treatment of amortization	210	120	120
Under US GAAP	3,527	2,926	831

$6,500,000 of indebtedness to Cheyne Specialty Finance Fund L.P. has been acquired by the Company from the proceeds of the "Zeus Transaction" described in Item 4 No. A below.  See Exhibit 16.  The balance of $1,000,000 due to Arrowhead Consulting Group LLC is subordinated to the indebtedness acquired by the Company.

3.A.3.  Exchange Rates
Table No. 4 sets forth the exchange rates for the UK pound sterling at the end of three most recent Fiscal Years ended March 31st, as well as the average rates for the periods, and the range of high and low rates for the periods.  The data for the end of each month during the most recent twelve months is also provided.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  The table sets forth the number of U.S. dollars required under that formula to buy one U.K. pound.  The average rate means the average of the exchange rates on the last day of each month during the period.

Table No. 4
US Dollar to UK Pounds Sterling

Period	Average	High	Low	Close

March 2008	2.00098	2.03970	1.97150	1.99510
February 2008	1.96310	1.99720	1.93610	1.98450
January 2008	1.96963	2.01020	1.93360	1.99000
December 2007	2.01966	2.07000	1.97490	1.99730
November 2007	2.07298	2.11610	2.03530	2.07050
October 2007	2.04365	2.07030	2.02450	2.06360
September 2007	2.01908	2.04860	1.98790	2.04770
August 2007	2.01235	2.04610	1.96520	2.01390
July 2007	2.03194	2.06530	2.00570	2.02430
June 2007	1.98501	2.00840	1.96220	2.00390
May 2007	1.98477	2.00730	1.96750	1.97830
April 2007	1.98606	2.01310	1.95910	1.99830
March 2007	1.94735	1.97220	1.91880	1.96250
February 2007	1.95818	1.97470	1.94010	1.96420
January 2007	1.95815	1.99150	1.92580	1.95870
December 2006	1.96277	1.98460	1.94330	1.95910
November 2006	1.90940	1.95440	1.88340	1.95080
October 2006	1.87490	1.90420	1.85160	1.89930

Fiscal Year Ended 3/31/2007	1.89275	1.99150	1.72480	1.96250
Fiscal Year Ended 3/31/2006	1.78630	1.92160	1.70480	1.73980
Fiscal Year Ended 3/31/2005	1.84648	1.95500	1.74790	1.8790

3.B.  Capitalization and Indebtedness
Table No. 5 sets forth the capitalization and indebtedness of the Company as of December 31, 2007.

Table No. 5+
Capitalization and Indebtedness
As of December 31, 2007

Total Shares Issued and Outstanding	24,354,000
Total Shares Authorized	573,184,000
Stock Options Outstanding	200,000
Preference Shares Outstanding	3,000,000
Capital Leases:	Nil
Guaranteed Indebtedness:	Nil

Indebtedness:
Bank and other production loans+ - current	£3,502,098
Bank and other production loans+ - long term	£8,705,696
Real Property - New Orleans++	£966,064
Shareholder's Funds	£3,734,846

+ After December 31, 2007, the Company entered into two loan agreements (a) with Blue Rider Finance Inc. in the amount of approximately $1,350,000 (plus interest), secured by certain rights in connection with one motion picture owned by the Company ("Blue Rider Loan") and (b) with Trafalgar Capital Specialized Investment Fund in the amount of approximately £500,000 plus interest ("Trafalgar Loan"), attached hereto as Exhibit 15.

+A "hedge fund" indebtedness of $6,500,000 due in December, 2006 has been acquired by the Company including all film rights formerly pledged thereto, which are now fully controlled by the Company.  A remaining sum of $1,000,000 remains outstanding but is subordinated to the indebtedness acquired by the Company.  See Exhibit 16 hereto.  Other film rights controlled by the Company secure $8,300,000 in additional "hedge fund" indebtedness for which the Company is not liable.  See Exhibit 5.  The Company has entered into a loan agreement with Parallel Media for $850,000 secured by certain motion picture assets of the Company and has entered into a loan agreement with 120dB Finance for approximately £1,000,000 secured by the Company's interest in the motion picture Knife Edge currently in production.

++ The Company and its affiliate Seven Arts Pictures Louisiana LLC entered into a Credit Agreement with Advantage Capital Community Development Fund, L.L.C. dated October 11, 2007 for the acquisition and improvement of a production and post production facility located at 807 Esplanade Avenue in New Orleans, Louisiana for aggregate principal advances of up to $3,700,000.  See Exhibit 12.  Approximately $2,000,000 has been drawn under the terms of this Credit Agreement, as of December 31, 2007.

3.C.  Reasons For The Offer And Use Of Proceeds
    NA

3.D.  Risk Factors

Risks Related Primarily to the Company and its Operations

Limited Operating History

The Company’s predecessor, CineVisions, a California corporation, was formed in 1992, which later transferred its motion picture assets to Seven Arts Pictures Inc. ("SAP"), a Nevada corporation, in October, 2002 through an Asset Transfer Agreement intended to qualify under Section 351 of the Internal Revenue Code of 1986 as amended.  SAP acquired control of the Company in September 2004 through an Asset Transfer Agreement with Seven Arts Filmed Entertainment Limited ("SAFE") a 100% owned subsidiary of Company, under which SAFE transferred approximately 9,400,000 ordinary shares of Company for SAP's film assets.  As a result, investors will have only a limited period of operations to evaluate the performance of the Company

Risks of Participating in the Exploitation of Motion Pictures

Substantially all of the Company's revenues are derived from the production and distribution of its motion pictures.  The motion picture industry is highly speculative, aggressively competitive and involves numerous inherent risks, which may adversely impact the Company's success.  The economic success of an entity, which is involved in the creation, and exploitation of motion pictures (including the Company) is greatly dependent upon the public acceptance of each motion picture, compared with the cost of the motion picture's development, production and distribution. Audience appeal depends upon factors which cannot be ascertained with certainty in advance and over which the Company may have no control, including, among other things, release patterns, current events, positioning in the various markets and changing public taste.  Many motion pictures fail to generate sufficient revenues to recover their costs of promotion, production and/or distribution.  Further, films often have an unexpected poor financial performance despite well-known talent, high production values and/or a large promotional and advertising budget.  No assurances can be given that the Company's motion pictures will be profitable.

The risks of motion picture exploitation can be accentuated when audience appeal and other intangible factors must be forecast for multiple territories (domestic and foreign) and the varying audience tastes and distribution practices associated with each territory.  This is true of the Company’s operations of exploiting motion pictures in multiple territories.   Although the Company attempts to manage such risks in its course of multi-territory operations, nonetheless the commercial potential of any motion picture cannot be accurately predicted, and as such there can be no assurances that the development, production and distribution decisions of the Company as to any film will results in profits or that the Company will not experience significant losses.

High Failure Rate of Similarly Situated Companies

Many independent motion picture companies involved in one or more of the production and distribution of motion pictures have failed and ceased operations.  Recent examples of failed independent motion companies include Carolco Pictures, Orion Pictures, Weintraub Entertainment, DeLaurentiis Entertainment Group, Hemdale, IRS Media, IRS Releasing and Prism Entertainment.  Other independent motion picture companies have recently substantially curtailed their motion picture production activities due to poor results, including Savoy Pictures, The Samuel Goldwyn Company and Cinergi Pictures.  Further, numerous other smaller independent film production and/or distribution companies with similarities to the Company have failed to achieve their business objectives.  There can be no assurances that the Company will not fail to meet its business objectives and be forced to curtail or cease its operations.

Unspecified Motion Pictures; Lack of Diversification of Film Projects

Although the Company has a number of motion picture projects, there can be no assurances that any particular film will be produced or that the creative elements of any film will not change.  Further, Management has complete discretion to select the Company’s motion picture projects.  Owners of ordinary shares will not have the opportunity to evaluate the merits of any individual Company film projects selected by the Company.  It is unknown how many films the Company will, in fact, produce or market.

The number of films in which the Company markets may be affected by many factors, including the ability to attract project financing and/or co-ventures on individual projects or slates.  The less the number of films produced by the Company, the more the Company’s results will be dependent upon the individual results of a few films rather than a broad or diversified group of films.  Such lack of diversification could result in a concentration of risk in the results of relatively few films.  If such few films do not perform well, the Company’s results of operations would be adversely affected, and shareholders could be subjected to the loss of some or all of the amount of their investment in ordinary shares of the Company.

Fluctuation of Operating Results

The Company's revenues and results of operations will be significantly dependent upon the timing of its motion picture releases and the unpredictable commercial success of its motion pictures.  Additionally, the Company's revenues and overall operating performance will be dependent on the Company's plan of operations to produce 2 to 4 motion pictures per year.  The Company expects that these factors, as well as the uncertainties in the release schedules of the Company’s motion pictures and audience responses thereto, will cause the Company's revenues and earnings, if any, to fluctuate significantly from quarter to quarter.  Accordingly, the Company’s results of operations for any one period will fluctuate and will not necessarily be indicative of potential results for any future periods.

Need for Additional Financing

The Company expects that results from operation, loans and/or co-venture financing, will be sufficient for the Company to pursue its current plan of operations.  However, there can be no assurance that a sufficient level of revenues will be attained to fund operations or that unanticipated costs will not be incurred.  Future events, including problems, delays, expenses and difficulties frequently encountered in motion picture production by similarly situated companies, as well as changes in economic, regulatory or competitive conditions, may lead to cost increases that could make it necessary for the Company to seek additional financing.  There can be no assurance that the Company will be able to obtain any necessary additional financing on terms acceptable to the Company, if at all.  In addition, additional financings may result in further dilution to the Company's current shareholders.

The Company obtained financing from "hedge fund" financiers as follows: (A) in February 2006 (approximately $8,300,000) from Arrowhead Target Fund Ltd. ("Arrowhead") ("Arrowhead Loan") and (B) in December 2006 (approximately $7,500,000) from Arrowhead Consulting Group LLC and Cheyne Specialty Finance Fund L.P. ("Cheyne Loan"), both secured by motion picture assets of the Company.  See Exhibits 6 and 7.  The Arrowhead Loan is recorded in the Company's audited financial statements at £4,390,359 as of March 31, 2007 and is so reflected in footnotes.  As a result, the Company's only liability is to repay the Arrowhead Loan from the proceeds of the film assets pledged to the Arrowhead Loan and the Company is not required to repay the Arrowhead Loan from any other assets or revenues of the Company if there is payment default on the Arrowhead Loan, Arrowhead's recourse being limited to the film assets pledged to it.  The Company has recorded the Cheyne Loan on its books and in its financial statements even though the Company's liability is limited as described above, as required by applicable accounting standards in the US and UK.  Upon the maturity date of the Arrowhead Loan, the Arrowhead Loan is then due to the extent not paid prior to that date, Arrowhead may recover the pledged film assets and thereafter the Company would have no further obligation to Arrowhead.  The Company has made certain covenants with Arrowhead for which it might have on-going liability beyond the value of the film assets, such as the obligation to provide audited financial statements, guarantee of ownership of film rights and other similar matters set forth on Exhibit "6."

The Arrowhead Loan matures in approximately February, 2009 (approximately $8,300,000) and the Cheyne Loan matured in September 30, 2007 (approximately $7,500,000).  Both financing bear interest between 15% and 18% per annum.  Seven Arts Pictures Inc. pledged 8,095,000 ordinary shares of the Company to secure the Cheyne Loan.   The Company expects to be able to repay or refinance the Cheyne Loan, but if it were unable to do so such failure would have a material adverse effect on the Company.  The Arrowhead Loan and the Cheyne Loan are limited to specific film assets therein described (see Exhibits 6 and 7) and do not include a pledge of all the Company's film assets.  The Company has acquired the Cheyne Loan from the proceeds of the Zeus Transaction discussed in Item 4 No. A below.  See Exhibit 16.

Current Lack of Credit Facility; Leverage

The Company does not have any credit facility.  There can be no assurance that the Company will be able to secure a line of credit or, if secured, the terms of such a facility.

Potential Armadillo Claim

Armadillo Investments Limited ("Armadillo") is the holder of 3,000,000 convertible redeemable preference shares pursuant to the agreement included in Exhibit 5 ("Armadillo Shares").  Armadillo may claim that it is entitled to a redemption of the Armadillo Shares by reason of the loss of the Company's AIM listing.  Management believes there is no substantial basis for any such claim by Armadillo.  Any successful claim by Armadillo would have a material adverse effect on the Company and could be as great as £3,000,000 although management believes that any claim could not exceed £1,200,000 by reason of the Company's ownership of 1,600,000 shares of Armadillo.

Potential For Disputes and Litigation

The motion picture business is more subject to disputes and litigation than comparable businesses.  There is a risk of disputes and litigation with financiers, competitors, putative rights owners, unions, producers and other talent and with distributors.  There is no assurance the Company will prevail in the event of any disputes or litigation.  The Company has failed to prevail in an arbitration regarding 9 ½ Weeks II, which could result in payment by the Company of as much as $600,000.

Reliance on Distributors

The Company will, in many instances, license specific distribution rights to distributors in one or more territories and/or media channels.  Generally, the distributor of a motion picture will have the broadest possible latitude in the distribution and exploitation of the motion picture, and the exercise of its business judgment on all matters pertaining thereto will be final.  A distributor's decisions in this regard are anticipated to have a significant impact on the potential return on investment to the Company.  Typically, the distributor will not be required to distribute or otherwise exploit the subject motion picture in any particular media or market, nor will the distributor be required to give preference to or otherwise favor the subject motion picture.  Furthermore, if, in the exercise of its business judgment, a distributor determines to minimize, limit or curtail the distribution or other exploitation of a motion picture or any expenditure in connection therewith, the revenues, if any, from the distribution or other exploitation of the motion picture may be materially and adversely affected.  Moreover, there may be (and typically there are) disagreements between the Company and a distributor over distribution accounting statements, which may delay or limit the remittance of funds to the Company.  The default of a distributor on its obligation to the Company may have an adverse impact on the ability of the Company to complete production of a film, exploit a film or otherwise obtain satisfactory returns.  Litigation over a defaulted distribution agreement would restrict the ability of the Company to exploit the film.  Finally, motion pictures compete with each other for exhibition and therefore there may be conflicts between the Company's motion picture being distributed by the distributor and other motion pictures (in which the Company has no financial interest) distributed by the distributor.  To the extent that the other motion pictures are marketed by larger or dominant competitors, the exhibitor may have great incentive to favor such other motion pictures in making distribution decisions.

Reliance upon Presales, Advances and Guarantees

The Company attempts to minimize some of the financial risks normally associated with motion picture production by obtaining, at various stages prior to release of its motion pictures, advances and guarantees from distributors in exchange for distribution rights to such pictures in particular territories.  Advances and guarantees paid by a distributor for distribution rights to a film generally represent a minimum purchase price for such rights. While guarantees from distributors reduce some of the financial risk of the Company's motion pictures by guaranteeing the receipt of certain revenues upon delivery of these motion pictures for distribution, such advances and guarantees do not assure the profitability of the Company's motion pictures or the Company's operations.  While the licensing of distribution rights in exchange for advances and guarantees reduces the risk to the Company from unsuccessful films, it may also result in the Company receiving lower revenues with respect to highly successful films than if such licensing of distribution rights were made upon different terms that, for example, might have provided lower advances and guarantees to the Company but also a lower distribution fee (i.e. a lower percentage of gross revenues) to the distributor.  Further, if and as the international marketplace for motion pictures demands increasingly costly motion pictures, there can be no assurance that the amount of advances and guarantees which the Company anticipates that it can generate on a given film project will be greater than or equal to the Company's cost of producing such motion picture.

Further, in today's rapidly changing and competitive marketplace for motion pictures, it is possible that the amount of such advances and guarantees alone, after payment of the Company's operating expenses, even if greater than the Company's direct cost of producing a specific film, will not be sufficient to provide the Company with a significant return on its invested capital and, should the Company incur higher than expected overhead or production expenses, with a return of all or substantially all of its invested capital.  To the extent that the Company does not produce one or more films that generate overages for the Company, there may be a material adverse effect upon the Company and the potential for returns on, and even the return of, its capital.

Domestic Theatrical Distribution

Typically, a motion picture's success in non-theatrical domestic and foreign markets (including domestic home video and cable/pay television markets, and all markets in foreign territories) is greatly influenced by its success in its theatrical release in the United States.  The significant marketing and promotion of a film for a domestic theatrical release is a major factor in the results from marketing the film in such ancillary markets and territories.  While some of the Company’s motion pictures have been theatrically released in the United States or have domestic theatrical release commitments from one or more domestic theatrical distributors, there can be no assurance that the Company will obtain any theatrical release for any of its films.  Although the Company carefully considers domestic theatrical release issues in making acquisition, production and distribution decisions, to the extent the Company produces or acquires motion picture projects or rights without any guaranteed domestic theatrical release or promotional budget, the Company is subject to risk that ancillary market revenues from such film (as distinguished from profit) will generally be significantly less than for a film that has received or will receive the marketing benefits of a domestic theatrical release advertising campaign.  Further, the loss of anticipated domestic theatrical distribution where the company has committed capital on the assumption of a domestic theatrical promotional campaign may result in materiel adverse results for the Company for such film.

Risks of Motion Picture Production
The success or failure of any motion picture cannot be reliably predicted.  Aside from the uncertainty of public or critical reaction to a motion picture, there are certain risks involved in the production of any motion picture, many of which may materially delay completion of a motion picture or make completion impossible, in which event the consequences to the Company may be material and adverse.  Such risks include, but are not limited to, labor disputes, death or disability of a star performer, unavailability of necessary equipment, destruction of the completed motion picture negative, unanticipated changes in the weather, destruction or malfunction of sets or equipment, and the inability of production personnel to comply with budgetary or scheduling requirements.  Significant difficulties such as these may materially increase the costs of production or may cause the entire project to be abandoned.  To some extent these risks can be minimized by insurance, such as negative, cash and general liability insurance, which the Company has in the past obtained in all its productions.  However, it is not possible to insure against all risks and, it is sometimes impossible to continue production, notwithstanding the receipt of insurance proceeds.  No assurance can be given that such insurance will continue to be available to the Company or if available, available at reasonable premiums.

Over-Budget Films

There can be no assurance that adverse conditions or factors beyond the control of the Company will not affect the ultimate cost to the Company of each film the Company produces.  Although management believes that it is capable of establishing realistic budgets necessary to complete the films, there can be no assurance that unforeseen events will not cause the actual cost to be greater than the anticipated budget.  If a film ultimately costs more than expected, it may not be possible for the Company to complete the film or the over-budget costs may result in financial losses on that film.

Labor Considerations in the Motion Picture Industry

The cost of producing and distributing motion pictures has increased substantially in recent years because of, among other factors, the increasing demands of creative talents, industry-wide collective bargaining agreements and inflation.  In the last 12 years, the Writers Guild of America went on strike on two occasions, and during the same period, two work stoppages were threatened by the Directors Guild of America.  There can be no assurance that labor difficulties affecting a motion picture will not arise, and if such labor difficulties should arise, motion picture production, and hence the Company's financial condition, could be adversely affected.

Risks of International Operation

The Company currently exploits its films internationally and will therefore be subject to substantially all of the economic risks of international business, including but not limited to fluctuations in exchange rates and international political problems, as well as the difficulty and economic disadvantage of enforcing payment obligations of foreign companies.

Competition

Competition is intense in the motion picture production and distribution business.  The Company competes with other major and independent film studios for the acquisition of literary works, rights and properties; the services of performing artists, directors and other creative and technical personnel; and favorable distribution arrangements.  Organizations with which the Company competes have far greater financial resources, larger staffs, and greater creative resources than the Company.  Such larger competitors benefit from greater financial strength, larger production slates, more capital, economies of scale and long-term contractual arrangements.

New Technology

Several major companies have announced that they are developing or have developed other technologies, including videoserver and compression techniques, which will provide movies "on demand" to consumers directly over cable lines, telephone lines or satellite transmission.  Further, the reception of television programming via satellite disks offers a new form of competition for theatrical films, as does the growing popularity of entertainment and information product available on the worldwide web and various on-line services.   If these new technologies adversely affect demand for theatrical motion pictures, the Company's revenues and overall business could be significantly impacted and the Company might be required to develop and implement new operating strategies and distribution arrangements in order for its business to remain viable.

The rapid growth of the prerecorded DVD industry has resulted largely from expanding consumer demand for prerecorded videocassettes, which derived from increases in the number of households with DVD players and retail video outlets, as well as the availability of feature films on videocassettes soon after their theatrical releases before their exploitation in other media.  However, due to the maturing of the market, the growth rate of households purchasing VCR's has moderated.  A significant change in the nature of the home video industry, including competition from alternative sources of entertainment (e.g. basic/pay cable, pay-per-view cable, satellite television transmission/reception and on-line entertainment), could have an adverse affect on the Company's economic success.

It is not possible to accurately forecast the effects that recent and future technological developments, including production processes and alternative distribution methods, may have on the value of certain markets or media.  Given the ability of technological developments to cause rapid changes, it is impossible to predict what effect these changes will have on the overall profitability of the Company's motion pictures.

Absence of Dividends

The Company has never paid dividends on its ordinary shares and presently intends to retain any future earnings to finance the operations of its business.

Dilution

The Company has granted and intends to grant stock options, and to reserve a number of ordinary shares therefore. The issuance of any shares of ordinary share under this plan would materially dilute the other ordinary shareholders.

The Company's Board of Directors is authorized to sell additional securities if in their discretion they determine that such action would be beneficial to the Company.

Dependence on Management

Management currently has broad discretion in the selection, production, acquisition and distribution of motion pictures.  The Company currently acquires interests in or produces films which are made available to the Company if they meet certain criteria, and the Company will rely on the ability of the management to identify commercially viable properties, estimate the cost of producing the films, and administer the production and distribution of the films.

Management currently employs a variety of structuring techniques, including debt or equity financing, in an effort to achieve its investment objectives.  No assurance can be given that management will be able to negotiate structures, which accomplish the Company's objectives.

The Company does not have any "keyman" life insurance for any of its officers or directors.  The loss of the Company’s key officers could have a material adverse effect on the business and prospects of the Company.

Limitation on Remedies; Indemnification

The Company's governing instruments provide that officers, directors, employees and other agents and their affiliates shall only be liable to the Company for losses, judgments, liabilities and expenses that result from the negligence, misconduct, fraud or other breach of fiduciary obligations.  Thus certain alleged errors or omissions might not be actionable by the Company.  The governing instruments also provide that, under the broadest circumstances allowed under law, the Company must indemnify its officers, directors, employees and other agents and their affiliates for losses, judgments, liabilities, expenses and amounts paid in settlement of any claims sustained by them in connection with the Company, including liabilities under applicable securities laws.

Control and Conflicts of Interest

While the Company has an exclusive full time employment agreement with Mr. Hoffman regarding all of his services in the motion picture business, it is possible that there may be conflicts of interest between Mr. Hoffman and the Company. All such conflicts will be subject to review and approval by the independent members of the Board of Directors.

Fireworks Litigation

The Company, SAFE and SAP are plaintiffs in an action against Fireworks Entertainment and certain of its affiliates ("Fireworks"), as well as ContentFilm for copyright infringement relating to the following motion pictures:  Rules of Engagement, Onegin, The Believer, Who Is Cletis Tout and American Rhapsody.    The Company is the assignee of copyright interests in each of these motion pictures.  Fireworks and ContentFilm have repudiated any and all agreements with the Company's predecessors regarding these motion pictures.   This action was stayed by the United States District Court in Los Angeles, California by reason of a prior action filed by CineVisions and its successor for breach of contract against Fireworks in the courts of Ontario, Canada.   CineVisions has sought to discontinue the Canadian contract action but that request was denied.  Management believes that whether based on copyright infringement or contract, Fireworks has substantial liability to the Company or its predecessors with respect to Fireworks' conversion of the Company’s and its predecessors' interest in the Fireworks Pictures which were all produced or acquired by the Company's predecessors.  The Company records no value in its financial statements for its interests in the Fireworks Pictures, other than immaterial amounts of legal fees.  Should the Company not prevail, it may have a liability for its own or Fireworks’ legal fees and would lose the interest it claims in the Fireworks Pictures.  There can be no assurance that the Company will prevail in the Fireworks litigation.  Loss of this litigation where the Company is a plaintiff will cause no liability to the Company other than possible payment of up to $200,000 in legal fees to defendants.

As a "Foreign Private Issuer”, Seven Arts is exempt from the Section 14 proxy rules and Section 16 of the 1934 Securities Act Results in Shareholders Having Less Complete and Timely Data

The lack of submission of proxy and annual meeting of shareholder information on Form 6-K results in shareholders having less complete and timely data.  The exemption from Section 16 rules regarding sales of ordinary shares by insiders results in shareholders having less data in this regard.

ITEM 4.  INFORMATION ON THE COMPANY

4.A. History and Development of the Company

Introduction
Seven Arts’ executive office is located at:

38 Hertford Street
London W1J 7SG
UK
Telephone: (44 20) 30068222
Facsimile:  (323) 372-3790
Website: www.7artspictures.com
Email: info@7artspictures.com

6310 San Vicente Blvd., Suite 510
Los Angeles, CA 90048
USA
Telephone: (323) 634-0990
Facsimile: (323) 634-1061
Website: www.7artspictures.com
Email: info@7artspictures.com

The contact person is: Peter M. Hoffman, CEO.

Seven Arts' fiscal year ends June 30th..

Seven Arts ordinary shares traded on the Alternative Investment Market ("AIM") in England under the symbol: "SVA," until February 16, 2007.  The Company's ordinary shares are now traded on the PLUS Market in England since May, 2007 under the symbol SAPP.  The Company's ordinary shares were removed from the AIM by reason of the resignation of the Company's nominated advisor ("NOMAD").  The NOMAD gave no reasons for the resignation when requested.  While the Company did secure a new NOMAD, the delays in doing so resulted in the need to re-list under the AIM which management believed was substantially more expensive than a listing on the Plus Market with no attendant benefits in light of the Company's decision to register its ordinary shares in this Form 20-F for eventually trading on the OTC Bulletin Board.  The change from AIM to the Plus Market and the OTC Bulletin Board will in the opinion of management have no material adverse consequences to the Company or its shareholders.  Management has since decided to reapply to AIM and may at a future date seek to sell new ordinary shares of the Company to raise additional capital for the Company's operation.  The Company has entered into an agreement with Zimmerman Adams International as its NOMAD for readmission to AIM and has entered into an agreement with Old Park Lane Capital as its broker for readmission to AIM and expects admission will occur on or before May 31, 2008.

On March 4, 2008, the Company was admitted for trading on the Over The Counter Bulletin Board (OTCBB) market in the United States under the symbol SAPxf.

The authorized capital of Seven Arts consists of 573,184,000 ordinary shares par value of  £0.05 each, 13,184,000 deferred shares of £0.45 each and 6,000,000 convertible redeemable preference shares of £1.00 each.

As of March 31, 2007 there were 21,684,000 ordinary shares of £0.05 each and 3,000,000 convertible redeemable preference shares of £1.00 each issued.  According to the Company’s register on September 30, 2007, there were 24,354,000 ordinary shares of £0.05, 13,184,000 deferred shares of £0.45 each and 3,000,000 convertible redeemable preference shares of £1.00 each issued.

Incorporation and Name Changes
Seven Arts Pictures PLC. (“Seven Arts or the “Company”) was incorporated as Glasgow Park Investments PLC on 24 August 2001, under the English Company Act of 1985.  Pursuant to a resolution passed at a meeting of the shareholders of the Company that was held on 11 September 2001, the Company changed its name from Glasgow Park Investments PLC to The Cabouchon Collection PLC.  Pursuant to a resolution passed at a meeting of the shareholders of the Company that was held on 6 November 2003, the name of the Company was changed to Cabouchon PLC.  Pursuant to a resolution passed at a meeting of the shareholders of the Company that was held on 2 September 2004, the name of the Company was changed to Seven Arts Pictures PLC, at the time all motion picture business assets of Seven Arts Pictures Inc. were transferred to a subsidiary of the Company (Seven Arts Filmed Entertainment Limited) pursuant to an Asset Transfer Agreement in exchange for ordinary shares of the Company.  Documents concerning the Company which are referred to herein may be inspected during regular hour at the Company's Los Angeles affiliate office located at 6310 San Vicente Blvd., Suite 510, Los Angeles, CA 90048 U.S.A.

Financings
The Company has financed its operations through funds generated by operation, raised in loans, and by proceeds of investments received from (1) Armadillo Investments Limited (“Armadillo”) and (2) Langley Park Investment Trust PLC (“Langley”) resulting in combined approximately £1,200,000 of net proceeds to the Company in the period from November 2004 to March 2005.  The Company issued £3 million of convertible debentures to Langley as consideration for the Langley ordinary shares and £3 million of preferred shares to Armadillo as consideration for the Armadillo ordinary shares. Langley has converted as of March 30, 2007, 1,250,000 of its convertible redeemable debentures into 5,000,000 ordinary shares, which are included in the ordinary shares outstanding as of March 30, 2007.  Langley’s remaining debentures (£1,750,000) and Armadillo’s 3,000,000 preferred shares are all convertible into ordinary shares on a 2-to-1 basis (i.e. two ordinary shares for each preferred share and two ordinary shares for each £ of debenture) unless the lowest ten-day trading price prior to conversion of the ordinary shares is less than £0.50 in which event the conversion ratio increases proportionally from 2-to-1 to 4-to-1, when such trading price is £0.25.  The agreements embodying the Langley debenture and Armadillo preferred shares are included as Exhibits 4 and 5 hereto.   Armadillo has orally claimed that as a result of the loss of the Company's listing on AIM, it is entitled to a redemption of its preferred shares in exchange for 1,600,000 shares of Armadillo owned by the Company ("Armadillo Shares") and cash or possibly ordinary shares of the Company.  The Company and Armadillo are in discussions to return the Armadillo shares to Armadillo for conversion of the Armadillo preference shares plus additional consideration.  Management believes that it will consummate a satisfactory settlement with Armadillo but a failure to consummate such a settlement could have a material adverse affect on the Company.

The Company is currently in negotiation to sell a total of 5,500,000 ordinary shares to Unique Fidelity Engineering Limited ("Unique").  The Company has sold a total of 170,000 ordinary shares to Unique for $100,000 in June, 2007, and has concluded in September, 2007 an agreement for the sale to Unique of 2,500,000 ordinary shares of the Company.  See Exhibit 11 attached hereto.  The Company has received approximately $280,000 in cash in January, 2008 for sale of such 2,500,000 ordinary shares of the Company to Unique and a promissory note for $500,000.  The Company anticipates total proceeds of approximately £1,500,000, including completion of the sale of 5,500,000 shares currently in negotiation.

The Company has obtained financing from "hedge fund" financiers in February 2006 (approximately $8,300,000 from Arrowhead Target Fund Ltd.) and in December 2007 (approximately $7,500,000 from Cheyne Specialty Finance Fund L.P. ("Cheyne") and Arrowhead Consulting Group LLC) ("Arrowhead"), both secured by motion picture assets of the Company.  The first financing will mature in approximately two years ($8,300,000).  The Company has acquired $6,500,000 of the indebtedness due to Cheyne from proceeds of the Zeus Transaction discussed below.  The remaining $1,000,000 of indebtedness due to Arrowhead is subordinated to the $6,500,000 acquired by the Company.  See Exhibits 6, 7 and 16 hereto.

The Company through an affiliate has obtained financing of approximately $3,700,000 from Advantage Capital Community Development Fund, L.L.C. ("Advantage")  pursuant to a Credit Agreement dated October 11, 2007 (attached as Exhibit 13) ("Credit Agreement") to acquire and improve a production and post production facility located at 807 Esplanade in New Orleans, Louisiana ("Seven Arts Post").   Advantage has advanced approximately $2,000,000 under the Credit Agreement.  The Credit Agreement is secured by substantial Federal and Louisiana tax credits available for film, community development and historical renovation as well as the real property at which Seven Arts Post will be based.  The Company has received pre-certification by the Louisiana Film Commission of Seven Arts Post as entitled to the Louisiana 40% "infrastructure" tax credits in April, 2008.

After December 31, 2007, the Company entered into two loan agreements (a) with Blue Rider Finance Inc. in the amount of approximately $1,350,000 (plus interest), secured by certain rights in connection with one motion picture owned by the Company ("Blue Rider Loan") and (b) with Trafalgar Capital Specialized Investment Fund in the amount of approximately £500,000 plus interest ("Trafalgar Loan").  See Exhibit 15.

The Company and an affiliate entered into three agreements with seventeen UK corporations formed by Zeus Capital Partners for the sale of interest in substantially all motion pictures owned or controlled by the Company for approximately £136,000,000 (approximately $270,000,000) payable in cash on closing and in installments due on June 30, 2008 and September 30, 2008 ("Zeus Transaction").  The Company closed the first tranche of the Zeus Transaction on March 18, 2008 and expects to close the balance of the Zeus Transaction on or before May 15, 2008.  After provision for expenses and commitments required by the Zeus Transaction, the Company anticipates free cash flow of approximately £8,000,000 ($16,000,000) which will be used to repay the Cheyne Loan, other funded debts of the Company and for working capital.  The anticipated free cash flow to the Company from the Zeus Transaction will not be accounted for as income but as a reduction in the Company's investment in film costs, resulting in a material reduction of costs of sales in the Fiscal Year Ended June 30, 2008, and in succeeding fiscal years regarding motion picture subject to the Zeus Transaction.

4.B.  Business Overview

SAP was incorporated in Nevada in October 2002 and acquired control of the Company in September 2004 through an Asset Transfer Agreement under which SAP transferred all its motion picture assets to a subsidiary of Company for ordinary share of the Company.  The predecessor company to SAP was CineVisions, a California corporation founded in 1992, and Seven Arts Pictures Limited (“SAPL”), a UK corporation, which was founded in 2000 by Chief Executive Officer and Director Peter Hoffman. Both were created respectively to produce and distribute independent motion pictures, and to provide consulting and financing services within the industry.  Upon formation of Seven Arts, motion picture assets previously held by CineVisions and SAPL, including interests in 18 completed films (including the Fireworks Pictures included below) and approximately $2.6 million of expenditures on projects in development were transferred to the Company.

Between 1996 and 1998, CineVisions successfully produced and distributed four motion pictures, including:

Table 6A: Films Produced and Distributed  from 1996-1998*

Film Title	Budget		Talent
Johnny Mnemonic	$24.5M		Cast: Keanu Reeves, Dolph Lundgren, Ice T
Director: Robert Longo
Writer: William Gibson

Never Talk To Strangers	11.7M	Cast:	Rebecca De Mornay, Antonio Banderas,
Dennis Miller
Director: Sir Peter Hall

9 1/2 Weeks II	12M		Cast: Mickey Rourke, Angie Everhart
Director: Anne Goursaud

Shattered Image	7.25M		Cast: Anne Parillaud, William Baldwin
Director: Raul Ruiz
Producer: Barbet Schroeder, Lloyd Silverman

*Ownership interests in these films were transferred to SAP on October 1, 2002

On or about September 1998, SAPL entered into a joint venture agreement for the production and distribution of motion pictures with Fireworks Pictures, Inc. ("Fireworks") a subsidiary of CanWest Global Entertainment, Inc., a large diversified Canadian media company with interests in broadcasting and newspapers.  Pursuant to that joint venture, Fireworks and SAPL have produced or acquired and distributed 11 motion pictures (the "Fireworks Pictures"), including certain motion pictures described below.  SAPL's interest in the Fireworks Pictures (but no liability) and all of the CineVisions pictures were transferred to the Company in September 2004, pursuant to an Asset Transfer Agreement with a subsidiary of the Company in exchange for the Company's ordinary shares.
Through SAPL, Mr. Hoffman successfully produced and acquired the following films with Fireworks:

Table 6B: Films Produced and Acquired by SAPL and Fireworks 1 2
Film Title	Budget	Talent
Onegin	$15.0M	Cast: Ralph Fiennes, Liv Tyler
Director: Martha Fiennes
Writer: Michael Ignatieff, Peter Eitedgui

The Believer(3)	3.0M	Cast: Ryan Gosling, Billy Zane
Writer/Director: Henry Bean

American Rhapsody	3.5M	Cast:	Nastassja Kinski, Tony Goldwyn,
Scarlett Johansson
Writer/Director: Eva Gardos

Cletis Tout	15.M	Cast:	Christian Slater, Tim Allen Portia DeRossi,
Richard Dreyfuss
Director: Chris Ver Weil

Interstate 60	10M	Cast:	James Marsden, Kurt Russell, Amy Smart,
Gary Oldman
Director: Bob Gale
Writer: Chris Ver Weil

Through SAPL, Mr. Hoffman co-financed three additional motion pictures in conjunction with Fireworks and Paramount.  These pictures include:

Table 6C: Films Produced and Acquired by SAPL4 and Fireworks5

Film Title	Budget	Talent
Rules of Engagement	$52,000,000	Cast:	Tommy Lee Jones
			Samuel Jackson
		Director: William Friedkin
		Writer: Stephan Gagan, James Webb

Rat Race	$55,000,000	Cast:	Cuba Gooding, Jr.
		Rowan Atkinson
		Director: Jerry Sucker

Hardball	$47,000,000	Cast: Keanu Reeves,
		Writer/Director: Brian Robbins

1 See "Risk Factors" on Fireworks litigation.
2 SAPL ownership interests in these films were transferred to SAP on October 1, 2002, and to Seven Arts in          September 2004.
3 Winner of Grand Jury Prize for best film at the 2001 Sundance Film Festival.
4 SAPL ownership interests in these films were transferred to SAP on October 1, 2002, and to Seven Arts in September 2004.
5 See "Risk Factors" on Fireworks litigation

Completed Films. In total the Company and its predecessors have produced or acquired interest in the 26 feature films to date described below in Table 8, exclusive of the Fireworks Pictures.  The Company owns (directly or through grants of all rights in perpetuity) the copyright to each picture designated as "CR" in Table 8 and for all other pictures in Table 8 own the distribution rights for at least all territories outside the United States and Canada for no less than 15 years.

Production.  The Company is an independent production company engaged primarily in the development, financing, production and licensing of theatrical motion pictures for exhibition in domestic and international theatrical markets, and for subsequent worldwide release in other forms of media, including home video and pay and free television.  The number of pictures that the Company has been able to make will depend upon the funds available to it.  The pictures are selected according to several key criteria formulated to maximize the profit potential of the Company’s films.  The Company “pre-sells” its films to worldwide markets.  In addition, the Company is now entitled to receive “overages” if a film generates significantly more net revenue than the advance given to any market.  (See “Distribution” section for more detailed discussion of overages.)

The Company is submitted from 50 to 100 film projects or completed films in any given year, which generally include a "package" of a screenplay and certain talent elements (e.g. producer, director and cast).  The Company in certain limited cases will arrange for the creation of a screenplay and the "packaging" of creative elements (e.g. producer, director and cast).  The Company commissions independent production budgets of certain projects to evaluate the project's suitability for production or distribution.  The Company selects projects for production or acquisition based on management's belief that it can license the worldwide distribution rights to the film for an amount greater than the projected production budget and will be a "quality" or "good" motion picture, as well as management's belief that the key creative elements (the director and the two cast members most prominent in the film) are likely to be both responsible and artistically gifted in creation of motion picture entertainment.  There are no "rules" or specific strategic limitations on the Company's choice of motion pictures to produce or distribute, other than the Company will rarely consider a motion picture with a production cost in excess of $15,000,000.

The Company, through an affiliate Seven Arts Pictures Louisiana LLC, has acquired real property at 807 Esplanade Avenue in New Orleans, Louisiana and intends to develop this property as a production and post production facility for the Company's productions in Louisiana.  The Company has to date produced or acquired four motion pictures produced under the Louisiana Film Incentive Act which provides substantial transferable tax credits for film production activities in Louisiana.

Distribution.  The Company licenses most of the foreign territories prior to and during the production of each picture.  The Company shares in the commissions generated by the sales of the pictures.  The Company, under Mr. Hoffman’s direction, arranges its “pre-sales” and licenses through its existing staff.  In a typical foreign license agreement currently used by the Company, the Company licenses a picture before it is produced or completed for an advance from the licensee against revenues generated through distribution of the picture in the licensee’s territory.  The advance usually is in the form of a cash deposit plus a letter of credit or “bank letter” for the balance payable 10-20% on execution and the balance on delivery.  The license grants the foreign distribution company the right to release the picture in all or certain media in their territory for a predetermined time period.  After this time, the distribution rights revert back to the Company, which is then free to re-license the picture.  The license specifies that the foreign distributor is entitled to recoup its advance from the revenue generated by the release of the picture in all markets in its territory, as well as its release costs and distribution fees.  After the foreign distributor has recouped its advance, costs and fees, any remaining revenue is shared with the Company according to a predetermined formula.  This is known as an “overage” and can be a significant source of revenue for the Company from successful films.  However, a film’s poor reception in one market does not preclude it from achieving success in another market and generating significant additional revenue for the Company in the form of an “overage” in that territory.  In all of the Company's licensing arrangements, the Company retains ownership of its films and maintains its control of each copyright.  The Company intends to continue the practice of retaining underlying rights to its film projects in order to build up a library of films to license or sell in the future.

Finance.  The Company has created a separate finance plan for each motion picture it has produced and hence the sources of the funds for production of that motion picture vary according to each finance plan.  The Company utilizes "tax-preferred" financing (e.g. tax credits, sale/lease back transactions and direct subsidies), "mezzanine" or "gap" funds that are senior to Seven Arts equity and tax preferred funds, and senior secured financings with commercial bank (e.g. Comerica Bank, Natexis Bank and Mercantile Bank) or private lenders (e.g. Blue Rider Pictures, A-Mark Entertainment and Parallel Pictures and the "hedge funds" discussed herein), together in certain cases with a limited investment from the Company (e.g. less than 10% of the production budget).  No generalization is possible as to the amount any of these sources of funds utilized on any particular motion picture.  The Company always obtains some advances or guarantees prior to commitment to production of a motion picture project, but those amounts may not be substantial on smaller budgeted motion picture (e.g. under $10,000,000), and in certain cases the Company has committed to production with an unsubstantial amount of advances and guarantees.  The Company will likely not commit to production of larger budget motion pictures (e.g. over $15,000,000) and has never in the past committed to such production, without substantial advances or guarantees from third party distributors or the equivalent in "non-recourse" financings.

Plan Of Operations
Source of Funds for Fiscal 2006/2007 Ending March 31st
Seven Arts’ primary source of funds since incorporation has been through operations, loans secured by the Company's motion pictures, and the proceeds of the sale and redeemable convertible preferred stock and debentures.  See Exhibits 4 and 5 attached hereto.

Use of Funds for Fiscal 2006/2007
During Fiscal 2007 and Fiscal 2008, respectively, Seven Arts estimates that it might expend $1,550,000 and  $1,600,000 on general/administrative expenses.  During Fiscal 2007 and Fiscal 2008 respectively, Seven Arts estimates that it might expend $17,500,000 and $50,000,000 on acquisition or production of motion pictures.

Anticipated Changes to Facilities/Employees
The Company's employees and locations are two rented premises in Los Angeles and London and approximately 10 employees and consultants.  Management anticipates no changes to either facilities or employees in the near future.

United States vs. Foreign Sales and Assets
At 3/31/2007 and 3/31/2006, Seven Arts has had the following revenue during the past two fiscal years, from the following areas of the world:
	2007	2006
	£	£

Continuing Operations:
Europe	3,372,197	2,249,769
North America	1,134,054	1,821,061
South America	235,106	314,446
Africa & Middle East	865,667	224,098
Asia	118,152	1,597,596
Australia	154,112	1,384,397

Total Turnover	5,879,289	7,591,367

Seven Arts’ intangible motion pictures copyrights and distribution rights have no physical location.  As of March 31, 2007, physical materials embodying the Company's motion pictures are held at laboratories in Los Angeles, California, Toronto, and London, England, as well as at the Company's office in Los Angeles, California.

Regulation of the Motion Picture Industry

A key element in the motion picture industry involves intellectual property law.  In this respect, the Company conducts its business through the control and exploitation of the copyrights and trademarks that may underlie its properties; therefore, domestic and international laws affecting intellectual property have a significant importance to the Company.  Distribution rights to motion pictures are granted legal protection under the copyright laws of the United States and most foreign countries, which laws provide substantial civil and criminal actions for unauthorized duplication and exhibition of motion pictures.  Motion pictures, musical works, sound recordings, art work, still photography and motion picture properties are separate works subject to copyright under most copyright laws, including the United States Copyright Act of 1976, as amended (the "Copyright Act").  Under the Copyright Act, motion pictures are allowed a copyright term of 95 years.

The Company currently takes appropriate and reasonable measures to secure, protect and maintain certain agreements to secure, protect and maintain copyright protection for all Company pictures under the laws of applicable jurisdictions; however, there can be no assurance that such measures will adequately protect the Company's properties, or that enforcement of its rights will not be financially prohibitive.  Management is aware of reports of extensive unauthorized misappropriation of video rights to motion pictures, which may include the Company's motion pictures.  Further, the Company is aware of reports of outright "pirating" of video properties, especially outside of the United States where enforcement of copyright laws is more difficult, if not impossible.

The Code and Ratings Administration of the MPAA (Motion Picture Association of America), an industry trade association, assigns ratings indicating age-group suitability for theatrical distribution of motion pictures.  The Company will follow the practice of submitting its motion pictures for such ratings.  A substantial number of the Company's films may be rated "R" by the MPAA, which means that children under certain ages may, under rules enforced by theatrical exhibitors, view the applicable motion picture only if accompanied by an adult.  The Company's general policy is to produce or acquire motion pictures that qualify for a rating no more restrictive than "R."  The NC-17 rating and its acceptance by distributors also presents an uncertainty in the demand for the feature films with this rating, as there is a very limited history of films with this rating.  The Company does not anticipate that any of its films will be rated NC-17.

United States television stations and networks, as well as foreign governments, impose additional restrictions on the content of motion pictures, which may restrict in whole or in part theatrical or television exhibition in particular, territories.  Management's practice will be to produce motion pictures for which there will be no material restrictions on exhibition in any major territories or media.  This practice often requires the production of "cover shots" or different photography and recording of certain scenes for insertion in versions of motion picture exhibited on television or theatrically in certain territories where governmental restrictions are relatively more stringent.  No assurance can be given that current and future restrictions on the content of the Company's motion pictures may not limit or affect the Company's ability to exhibit certain of its pictures in certain territories and media.

Seasonality
Dependency upon Patents/Licenses/Contracts/Processes
Sources/Availability of Raw Materials
     N/A

4.C. Organization Structure
The following is the corporate organization chart of Seven Arts and its subsidiaries as of March 31, 2008 (with share ownership as of March 31, 2008):

Table 7

4.D.  Property, Plant and Equipment
Seven Arts' executive offices are located in rented premises of approximately 3,500 sq. ft. at 6310 San Vicente Blvd., Suite 510, Los Angeles, California US 90048 (rented by its affiliate Seven Arts Pictures Inc.) and 38 Hertford Street, London UK W1J 7SG.  Seven Arts and its affiliates began occupying these facilities on about May 20, 2005 (US) and November 2007 (UK).  Monthly rent is approximately $10,000.

The motion pictures in which the Company controls all rights or all international distribution rights are set forth below, exclusive of the Fireworks Pictures:

Table 8
Title	Elements		Approximate Fully Absorbed Production Cost (CR=copyright ownership or equivalent)	Delivery Date	1st U.S. Release

Asylum (CR)	W:	Patrick Marber	$20,000,000	05/04	08/05
	D:	David MacKenzie
		Ian McKellan
	C:	Natasha Richardson

Stander (CR)	W:	Bima Stagg	$14,000,000	10/03	08/04
	D:	Bronwen Hughes
	C:	Thomas Jane
		Deborah Unger

No Good Deed (CR)	W:	Christopher Canaan	$17,000,000	05/02	09/03
		& Steve Banancik
	D:	Bob Rafelson
	C:	Samuel L. Jackson
		Milla Jovovich

I’ll Sleep When	W:	Trevor Preston	$8,000,000	06/04	06/04
I’m Dead	D:	Mike Hodges
	C:	Clive Owen
		Malcolm McDowell
		Jonathan Rhys Meyers

Supercross	W:	Ken Solarz	$5,000,000	08/05	08/05
	D:	Steve Boyum
	C:	Sophia Bush
		Steve Howey
		Cameron Richardson

A Shot At Glory	W:	Denis O’Neill	$12,000,000	01/02	05/02
	D:	Michael Corrente
	C:	Robert Duvall
		Michael Keaton

Johnny Mnemonic	W:	William Gibson	$24,500,000	12/94	05/95
(CR)	D:	Robert Longo
	C:	Keanu Reeves
		Dolph Lundgren

Never Talk To Strangers	W:	Lewis A. Green	$11,700,000	09/95	10/95
(CR)		& Jordan Rush
	D:	Peter Hall
	C:	Antonio Banderas
		Rebecca DeMornay

Shattered Image	W:	Duane Poole	$7,250,000	06/98	12/98
(CR)	D:	Raul Ruiz
	C:	William Baldwin
		Anne Parillaud

The Hustle	W:	David Howard	$5,000,000	10/02	12/02
(CR)		& Michael Capellupo
	D:	Stuart Cooper
	C:	Bobbie Phillips
		Robert Wagner

Pool Hall Prophets aka	W/D:	Keoni Waxman	$6,000,000	09/05	12/05
Shooting Gallery	C:	Freddie Prinze, Jr.
(CR)		Ving Rhames

Boo	W/D:	Anthony C. Ferrante	$1,000,000	03/05	10/05
	C:	Trish Cohen
		Happy Mahaney

Cemetery Gates	W:	Brian Patrick O’Tolle	$1,000,000	03/05	05/06
	D:	Roy Knyrim
	C:	Reggie Bannister

Popstar	W:	Timothy Barton	$5,000,000	03/05	11/05
	D:	Richard Gabai
	C:	Aaron Carter
		Alana Austin

Red Riding Hood	W:	Timothy Dolan	$5,000,000	03/06	06/06
	D:	Randall Kleiser
	C:	Lanie Kazan
		Morgan Thompson

Back In The Day	W:	Michael Raffanello	$5,000,000	03/05	05/05
	D:	James Hunter
	C:	Ving Rhames
		Ja Rule

Captivity	W:	Larry Cohen	$17,500,000	03/06	07/07
	D:	Roland Joffe
	C:	Elisha Cuthbert

Silent Partner	W:	James Deck	$5,000,000	03/06	09/06
		& Chris Larsen
	D:	James Deck
	C:	Tara Reid
		Nick Moran

Mirror Wars	W:	Alex Kustanovich	$8,000,000	11/06	07/07
		& Oleg Kapanets
	D:	Vasily Chiginsky
	C:	Armand Assante
		Malcolm McDowell
		Rutger Hauer

Getting’ It	W/D:	Nick Gaitatjis	$2,500,000	12/06	08/07
	C:	Jessica Canseco
		Patrick Censoplano
		Cheryl Dent
		Sandra Staggs

The Wedding Chest	W:	Ekaterina Tirdatova	$1,500,000		not yet delivered
	D:	Nurbek Egen
	C:	Natasha Regnier
		Bolot Tentimyshov

The Mesmerist	W:	Ron Marasco	$1,000,000	06/02	09/02
		& Michael Goorjian
	D:	Gil Cates, Jr.
	C:	Neil Patrick Harris
		Jessica Capshaw

A Broken Life	W:	Neil Coombs, Anna Lee	$2,000,000		not yet delivered
		& Grace Kosaka
	D:	Neil Coombs
	C:	Tom Sizemore
		Ving Rhames
		Grace Kosaka
		Saul Rubinek

Drunkboat	W:	Bob Meyer	$3,500,000		not yet delivered
		& Randy Buescher
	D:	Bob Meyer
	C:	John Malkovich
		John Goodman
		Dana Delaney

Deal (CR)	W:	Gil Cates, Jr.	$9,000,000	03/07	04/08
		& Marc Weinstock
	D:	Gil Cates, Jr.
	C:	Burt Reynolds
		Bret Harrison
		Shannon Elizabeth
		Jennifer Tilly

Noise aka	W/D:	Henry Bean	$9,000,000	03/07	05/08
The Rectifier	C:	Tim Robbins
(CR)		William Hurt
		Bridget Moynahan
		William Baldwin

American Summer aka	D:	J.B. Rogers	$15,000,000		not yet delivered
Pool Boy (CR)	C:	Matthew Lillard

Autopsy (CR)	D:	Adam Gierasch	$9,000,000		not yet delivered
	C:	Robert Patrick

Knife Edge	D:	Anthony Hickox	$8,000,000		not yet delivered
	C:	Joan Plowright
		Natalie Press

Nine Miles Down	D:	Anthony Waller	$17,400,000		not yet delivered
	C:	Adrian Paul
		Kate Nauta

Hades aka	D:	Gabriel Bologna	$2,500,000		not yet delivered
The Black Waters Echo's Pond	C:	Robert Patrick
		Danielle Harris

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following discussion for the Fiscal Years Ended 3/31/2007, 3/31/2006, and 3/31/2005 should be read in conjunction with the financial statements of the Company attached hereto and the notes thereof.  The following discussion regarding the six month periods ended 9/30/06 and 9/30/07 should be read in conjunction with the Company’s unaudited six month financial statements filed herewith.

5.A. Operating Results.  The Company’s results of operation are reflected in the Company’s financial statements included herewith.  The Company's income from operation in all periods in issue (i.e. fiscal years ended 3/31/05, 3/31/06 and 3/31/07) and the six month periods ended 9/30/06 and 9/30/07 ("Relevant Period") was principally the result of the sale and distribution of its new and previously produced motion pictures, other than operations prior to September, 2004 which related to the jewelry business of Cabouchon which was disposed of on that date, and losses arising from that disposition.  No one picture had a principal or controlling share of gross revenues or operating profits in the Relevant Period.  No changes in the Relevant Period in operating revenues resulted from changes in prices, or amount of products of services being offered (other than an increase in the total number of motion pictures controlled by the Company) or to the introduction of new products or services (other than the delivery and release of new motion pictures).  Neither inflation nor any unusual or infrequent events or new developments in the Relevant Period materially affected gross revenues, operating expenses or operating income.  No governmental, economic, fiscal, monetary or political policies or facts in the Relevant Period had any material effect on the Company's gross revenue, operating expenses or operating profits.  The Company’s revenues are principally earned, received, and held (in all material respects) in dollars but are converted to UK pounds for the purpose of the attached financial statements.  Reductions in the value of the dollar against the UK pound are shown in Table 4 in Item 3 No.C. above.  Neither inflation nor governmental policies or regulation have had a material effect on the Company’s income from operations.

The principal factor that affected the Company's financial condition in the past three and one half years has been the availability of capital, the choice of motion pictures produced or acquired by the Company, and the Company's and talents' execution of the screenplay and production plan for each picture, distribution and market reactions to the motion pictures once completed, and management's ability to obtain financing and to re-negotiate financing on beneficial terms.  These factors will continue to be, in management's opinion, the principal factors which will affect future results of operation and the Company's future financial condition.  No particular factor has had a primary or principal affect on operations and financial condition of the Company in the Relevant Period.  Management believe that the Company' s current financing, completed motion picture projects, distribution and market reaction to these pictures will not have a negative impact on the Company's results of operation and financial condition in the Fiscal Year Ended 3/31/08.

Six Month Period Ended 9/30/07 vs. Six Month Period Ended 9/30/06 Results of Operations*
Gross revenues decreased from £1,886,560 (9/30/06) to £938,244 (9/30/07) principally due to the substantial cancellation of indebtedness income related to the motion pictures Stander and Pool Hall Prophets realized in the six month period ended 9/30/06, as discussed below in the Fiscal Year Ended 3/31/07 vs. Fiscal Year Ended 3/31/06.  All revenues in both periods were from domestic and foreign theatrical, video and television distribution of the Company’s motion pictures, except the cancellation of indebtedness income related to Stander and Pool Hall Prophets.  Gross revenues in the six month period ended 9/30/07 included less than £268,000 of revenues from the motion pictures delivered in the Fiscal Year Ended 3/31/07 and no revenues from motion pictures delivered in the six month period ended 9/30/07, compared with no revenues from motion pictures delivered in the six month period ended 9/30/06.

Cost of sales decreased from £423,126 (9/30/06) to a positive amount of £406,381 (9/30/07) principally due to the reversal of producer payments due on motion pictures released in prior years.

Other operating expenses increased from £541,044 (9/30/06) to £797,801 (9/30/07) due to the Company’s increased level of production and distribution activity.  Substantially all these expenses are general overhead and selling expenses for employees, consultants, sales conventions, professional fees, marketing materials and office costs.

The Company realized only an immaterial amount of interest income in both six month periods ended 9/30/06 and 9/30/07 and all interest expenses in both periods related to the bank and other production loans set forth in Table 5.

As a result, retained profit for the period 9/30/07 decreased to £181,961 compared to retained profit for the period 9/30/06 of £502,355.

Fiscal Year Ended 3/31/07 vs. Fiscal Year Ended 3/31/06 Results of Operations *
Gross revenues decreased from £7,591,367 to £5,879,289 from 3/31/06 to 3/31/07 by reason of principally (a) a substantial increase in the value of the UK pound (see Table 4 above) as the Company's revenues are principally realized in US dollars and (b) delivery in Fiscal Year 2006 of Captivity (with recognition of approximately $6,000,000 of revenue) and delivery of Noise and Deal in Fiscal Year ended 3/31/07 (but with recognition of only approximately $3,500,000 in revenue on those two pictures).  All revenues were from domestic and foreign theatrical video and television distribution of the Company's motion pictures, plus (in the Fiscal Year ended 3/31/07) cancellation of indebtedness income related to the motion picture Stander and Pool Hall Prophets (£1,282,522).  The Company has issued 3,500,000 shares to Seven Arts Pictures in connection with the settlement of a claim from Apollo Media GmbH & Co. Filmproduktion K.G. ("Apollo") discussed in Item 7 No. B below, of which 1,500,000 will be cancelled or returned to the Company as more particularly described in Item 7 No. B.  The Apollo settlement relieved the Company of approximately 2,000,000 in non-recourse indebtedness, which was reflected as cancellation of indebtedness income and included in "Revenue" for this Fiscal Year.  Gross revenues in the Fiscal Year ended 3/31/07 included less than £50,000 of revenues from the three motion pictures delivered in the Fiscal Year ended 3/31/07.  Approximately £1,750,000 of gross revenues in the Fiscal Year ended 3/31/07 were derived from motion pictures delivered in that Fiscal Year compared with approximately £5,500,000 of revenues realized in the Fiscal Year ended 3/31/06 from motion pictures first delivered in that Fiscal Year.

Cost of sales decreased from £ 6,055,411 (3/31/06) to £2,763,720 (3/31/07) since (a) the turnover in Fiscal Year 2007 was less than in Fiscal Year 2006; and (b) the Company has realized a higher profit margin on Noise and Deal than on Captivity.  The Company treats both amortization of intangible assets and costs of sales as "costs of sales" since both are the result of amortization of film costs against recognized revenue.  None of these charges resulted from a write-down of film investment or an impairment of unamortized film costs.  The two exceptional items realized in the Fiscal Year ended 3/31/07 arose from the cancellation of indebtedness of equity investments by third parties (not the Company) related to Stander and Pool Hall Prophets and these cancellations impacted costs of sales in that there were no costs of sales associated with these cancellations of indebtedness.

Included in turnover are exceptional items of £1,282,522 relating to the cancellation of the movies Stander and Pool Hall Prophets and £912,715 relating to Seven Arts Pictures Inc. ("SAP") assuming responsibility for a loan made from Apollo Media to a former subsidiary of SAP by the pledge of 3,500,000 new ordinary shares issued to SAFE by the Company. The Company has further guaranteed that any shares issued in excess of 2,000,000 needed by Apollo Media to settle their debt at the point of sale of the shares will be met by SAP.  The remaining balance of shares will be sold and the proceeds remitted back to the Company. The amount recorded reflects the settlement gain on cancellation of the debt.  As reflected on Table 3 in Item 3.A.1 above and in footnote 32 of the attached financial statements, for purposes of US GAAP this cancellation of indebtedness income has been recorded as "non-operating income."

Other operating expenses increased from £989,375 (3/31/06) to £1,218,531 (3/31/07) due to the Company's increased level of production and distribution activity.   Substantially all these expenses are general overhead and selling expenses for employees, consultants, sales conventions, professional fees, marketing materials (e.g. trailers and posters) and office costs.

The Company realized only an immaterial amount of interest income and all interest expense related to the bank and other production loans set forth in Table 5.

As a result, retained profit for the year increased from £116,812 to £967,130 (3/31/07).

Fiscal Year Ended 3/31/2006 vs. Fiscal Year Ended 3/31/2005

Turnover increased from £2,275,870 (3/31/05) to £7,592,367 (3/31/06) primarily due to the increased level of the Company’s operations and the delivery of three new motion pictures including Captivity.  Approximately £5,500,000 of gross revenues realized in the Fiscal Year Ended 3/31/06 were derived from motion pictures first delivered in that Fiscal Year compared to approximately £755,000 of gross revenues realized in the Fiscal Years ended 3/31/05 from motion pictures first delivered in that Fiscal Year.

Cost of sales increased from £5,431,574 (3/31/05) to £6,055,411 (3/31/06) which reflects the increase in the amortization of the costs of production and participations payable on the new motion pictures delivered by the Company in the Fiscal Year ended March 31, 2006.  Within costs of sales, amortization of intangible assets was reduced from £5,156,547 (3/31/05) to £1,964,647 (3/31/06) since most of the income in the Fiscal Year 2006 came from motion pictures for which the group is simply the distributor, rather than for which the group owns the rights.

Other operating expenses decreased from £1,887,753 (3/31/05) to £989,375 (3/31/06) principally because the Company had no expenses related to the acquisition of the Company by SAP in the Fiscal Year ended 3/31/06.

The Company realized only an immaterial amount of interest income and all interest expenses related to the bank and other production loans set forth in Table 5.

The Company’s retained profit/(loss) or net income/(loss) for the year increased from (£7,540,000) to £116,812 because of the factors set forth above and the write down in the Fiscal Year Ended 3/31/05 of goodwill £1,850,072), costs of acquisition of motion picture rights from SAP (£3,306,475)and the Company’s investments in Armadillo Investments LLC and Langley Park Investment Trust PLC (£800,000) which were disposed of in Fiscal Year ended 3/31/05. The write down of goodwill and the write down of the costs of acquisition of motion picture rights are both included within costs of sales. The write down of the Company’s investment in Armadillo Investments LLC is included within other operating expenses.

* All results are calculated under UK GAAP.  For adjustment to US GAAP, see Table 3.

5.B.  Liquidity and Capital Resources.
During Fiscal Year 2005, ended March 31st, Seven Arts issued £3,000,000 of convertible debt to Langley Park Investment Trust PLC (“Langley”) in return for ordinary shares in Langley valued at £3,000,000, and £3,000,000 of convertible redeemable preference shares to Armadillo Investments Limited (“Armadillo”) in return for £3,000,000 ordinary shares from Armadillo. The Company later raised approximately £1,200,000 in cash through the sale of convertible preferred shares and debentures to Armadillo Investments Limited (£700,000) and Langley Park Investment Trust PLC, (£500,000). See Exhibits 4 and 5.  These amounts are below the stated value of the debenture and preferred shares which are each £3,000,000, by reason of the Company being unable to achieve the value recognized within its financial statements upon the sale of the Armadillo and Langley ordinary shares.

During Fiscal Year 2006, ended March 31st, Seven Arts raised no capital through the sales of ordinary shares as described earlier.

During Fiscal Year 2007, through March 30, 2007, Seven Arts raised no capital through the sales of ordinary shares, but expects to realize the proceeds in Fiscal Year 2008 from the issuance of 8,000,000 ordinary shares as described in Item 4. No. A.  During the six month period ended September 30, 2007, the Company sold 2,500,000 ordinary shares to Unique Fidelity Engineering Limited.

The Company obtained certain "hedge fund" financing in Fiscal Year ended 2006 and 2007 as described herein but currently anticipates no "hedge fund" financing in the Fiscal Year ended 6/30/08.  The "hedge fund" financing is set forth in Exhibits 6 and 7.  The specific contractual terms of this indebtedness are described in more detail in Item 3.D. Risk Factors, Need for Additional Financing, pages 11-12, and Item 4.A. History and Development of the Company - Financings, page 17.  $6,500,000 of the "hedge fund" financing due September 30, 2007 was acquired by the Company from the proceeding of the Zeus transaction   See Exhibit 16.  Management believes that the Company's working capital is sufficient for the Company's present requirements.

There are no restrictions on the Company’s ability to collect and receive its cash flow from operations.  The Company has no committed borrowing facilities and its borrowing is not seasonal, but related to production or acquisition of motion pictures when each is ready for production or acquisition.

The Company's cash flow is derived from the license of motion picture rights to motion pictures controlled by it and varies depending upon distributor and consumer reactions to each motion picture.

5.C.  Research and Development, Patents and Licenses, etc.
     NA

5.D.   Trend Information.  The Company is aware of no trends that could materially affect the Company's business.

5.E.  Off-Balance Sheet Arrangements.
The Company has no Off-Balance Sheet Arrangements.

5.F.  Tabular Disclosure of Contractual Obligations (as of 12/31/07)+:
Contractual Obligations		Payments Due By Period
		Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	Total		Years	Years	Years
Bank and Other Production Loans	£12,207,785	3,502,088	8,705,696	0	0
Real Property - New Orleans	£966,064		966,064
Langley Debenture	£1,750,000	0			1,750,000
Trade Creditors and Sums Due To Producers	£1,233,265	1,233,265	0	0	0
Potential Arbitration Award	£300,000	300,000	0	0	0
Total	£14,707,114	5,035,353	9,671,760	0	1,750,000

+See additional obligations incurred after December 31, 2007 discussed at Item 3. No. D, Capitalization and Indebtedness.

Critical Accounting Policies

Management is required to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  On a regular basis, management evaluates our estimates and assumptions and bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates under different assumptions or conditions.

Basis of accounting

The financial statements included within item 17 are prepared under the historical cost convention, in accordance with applicable accounting standards in the United Kingdom, and on the going concern basis, with reconciliations to generally accepted accounting policies in the United States and explanations of the reconciling items included within the notes to those financial statements.

Due to the financial position of this company, the validity of using the going concern basis to prepare the financial statements is conditional upon the continued support of the company’s majority shareholder at this time. The directors of the company have received assurances from the majority shareholder that it will continue to support the company and its subsidiary undertaking to enable them to meet their liabilities as they fall due for at least the next twelve months from the date of approval of these accounts. The majority shareholder is however not bound by these assurances.

Should the company be unable to continue trading as a result of the withdrawal of support of the majority shareholder, adjustments would have to be made to reduce the value of assets to their recoverable amount, to provide for any further liabilities which might arise, and to reclassify fixed assets and long term liabilities as current assets and liabilities.

Basis of consolidation

The group financial statements consolidate the financial statements of Seven Arts Pictures plc and its subsidiary undertakings. The results of subsidiaries acquired and sold are included in the profit and loss account from or up to the date control passes on the acquisition basis. Intra group sales and profits are eliminated on consolidation.

No company profit and loss account is presented in accordance with the exemptions provided by S230 of the Companies Act 1985.  The individual company profit and loss for "the Company" as shown on the financial statements is consolidated into the group's consolidated financial statements.

Turnover

Turnover represents the invoiced value, net of Value Added Tax, of goods sold and services provided to customers.

License fee revenue is recognized as and when the film in question is delivered to the respective territories.

Revenue that equates to a share of gross receipts of films is recognized as income as and when the group is notified of the amounts that are due to them.

Goodwill

Purchased goodwill is capitalized in the year in which it arises.

In the opinion of the directors, the useful economic life of the purchase goodwill, which relates to a film library that was purchased, exceeds 20 years and cannot be specifically defined to be a set length of time.  This is based on experience of how film revenues are earned and the knowledge that films often continue to earn revenue for a period of time that far exceeds 20 years.  Therefore, goodwill is not amortized and is, instead, subject to an annual impairment review.

This accounting policy represents a departure from the requirements of Companies Act 1985, which requires goodwill to be amortized over a finite period, but the directors believe this departure is justified as being required for the over-riding purpose of providing a true and fair view.

Intangible film assets

Films produced for exploitation or distribution are stated in the balance sheet at cost less amortization and impairment to date.  Amortization is charged to write down the cost of such assets over their useful lives.

Tangible fixed assets

Tangible fixed assets are stated at historical cost.

Depreciation is provided on all tangible fixed assets at rates calculated to write each asset down to its estimated residual value evenly over its expected useful life, as follows:-
Fixtures, fittings and equipment- straight line over 4 years

Fixed asset investments

Fixed asset investments are stated at cost, less provision for diminution in value.

Deferred taxation

Deferred tax is provided in respect of the tax effect of all timing differences that have originated but not reversed at the balance sheet date.

A deferred tax asset is regarded as recoverable and therefore recognized only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is measured on a non-discounted basis at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date.

Foreign currency translation

Monetary assets and liabilities of the company that are denominated in foreign currencies are translated into sterling at the rates of exchange ruling at the balance sheet date. Transactions in foreign currencies are recorded at the rate ruling at the date of the transaction.  All differences are taken to the profit and loss account.

The subsidiary undertaking’s functional currency is primarily the US dollar and therefore it chooses to maintain all its accounting records in the US dollar. However, since the reporting currency of the group is sterling, the subsidiary undertaking’s financial statements have been translated into sterling. The closing rate method has been used to translate the subsidiary undertaking’s financial statements.  This results in any non-monetary assets and liabilities being recorded at their historical cost expressed in sterling, whilst monetary assets and liabilities are stated at the closing exchange rate.  All profit and loss items have been translated into sterling using the weighted average exchange rates.  Differences on translation are taken directly to reserves.

Where the subsidiary undertaking has undertaken transactions in a currency other than the US dollar, these have been recorded in the accounting records at the rate ruling at the date of the transaction. All such differences on translation are taken to the profit and loss account.

Interest capitalized

Directly attributable interest is capitalized as part of intangible fixed assets and is based on interest charged as a result of obtaining bank and other borrowings to finance these assets.

Financial instruments

When appropriate, the group uses financial instruments to manage exposure to fluctuations in interest rates.

Financial assets are recognized in the balance sheet at the lower of cost and net realizable value. Provision is made for diminution in value when appropriate. Interest receivable is accrued and credited to the profit and loss account in the period to which it relates.

Financial liabilities that represent bank and other production loans are, upon issue, recognized in the balance sheet at the amount of net proceeds. The finance costs of the debt are charged to the profit and loss account at a constant rate on the carrying amount.

Asset Retirement Obligations
As of March 31, 2007, the Company has determined that it does not have material obligations for asset retirement obligations. Accordingly, adoption of HB 3110 had no impact on the consolidated financial statements.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A.  Directors and Senior Management

Table No. 9
Directors and Senior Management
March 30, 2007
Table No. 1
Directors

Name Position	Age	Date First Elected or Appointed

Peter Hoffman CEO	57	September 2, 2004
Anthony Bryan Chairman, Director	84	March 30, 2007
Rufus Pearl Director	31	September 2, 2004
Julia Verdin Director	44	January 3, 2007
Anthony Hickox Director	42	January 3, 2007
Elaine New Finance Director	47	January 11, 2007
Kate Hoffman Chief Operating Officer	31	February 26, 2008

The experience and qualifications of the directors and senior management are as follows:

The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles of Association.

The senior management serves at the pleasure of the Board of Directors.

No director and/or senior management had been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a director and/or senior management, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct/practice/employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

Peter Hoffman is the Chairman and founder of SEVEN ARTS PICTURES, an independent producer and distributors of motion pictures.   Seven Arts has produced and distributed four features since its inception: “JOHNNY MNEMONIC”, “NEVER TALK TO STRANGERS”, “9 ½ WEEKS II” and “SHATTERED IMAGE”.  Other credits include “ONEGIN”; “DUETS”; the Sundance 2001 Grand Jury Prize Winner, “THE BELIEVER”; “AN AMERICAN RHAPSODY”; “CLETIS TOUT”; “INTERSTATE 60”; “STANDER” and the current release “ASYLUM”.  Seven Arts also produced, in conjunction with Paramount Pictures, “RULES OF ENGAGEMENT.”
Hoffman was previously President and CEO of Carolco Pictures.  He was directly involved at Carolco in the production of a large slate of independent motion pictures, including “TERMINATOR 2”, “BASIC INSTINCT”, “TOTAL RECALL”, “RAMBO III”,

Anthony J.A. Bryan, Sr.  is currently the Chairman of 360 Global Wine Company, Chairman of U.S. Dry Cleaning Corporation, and Vice Chairman of Astrata PLC.  He was formerly Chairman & CEO of Copperworld Corporation (Pittsburg, PA), President & CEO of Cameron Iron Works (Houston, TX), Vice President and Member of Board of Directors and General Manager of the International Division of the Monsanto Company (St. Louis, MO) and Chairman & CEO of Oceanics PLC (London).  He has served on the Board of Directors of a number of companies, including Federal Express Co., Chrysler Corporation, ITT Corporation, PNC Financial, Koppers Corporation, Hamilton Oil Co., Imental (France), Oceanics PLC (London), as well being a Trustee of a number of Charitable and Educational Institutions.  He was educated at Ampleforth College, in England and the Harvard Business School where he received an MBA.  He served in the Royal Canadian Air Force in UK and in Italy and was awarded the Distinguished Flying Cross in 1944.

Rufus Pearl is the Managing Director of Pearl Investment Management Services Ltd, which is Regulated and Authorized by the Financial Services Authority. Mr. Pearl is a Registered FSA Securities Representative, holds a Certificate in Corporate Finance and is an Associate of the Securities Institute.  He is currently a Director of Birchington Investments Limited which was listed on the Irish Stock Exchange until recently. He was previously Administrative Director of both Jubilee Investment Trust Plc which is quoted on the Official List of the London Stock Exchange and of Prostcare plc (now Mediwatch plc) listed on AIM and was a Non-Executive Director of Aberdeen Park Investments plc (now New Hibernia Investments plc) formerly listed on the Bermudan Stock Exchange.

Julia Verdin is an independent film producer. Ms. Verdin produced STANDER, directed by Bronwen Hughes, was an Executive Producer on MERCHANT OF VENICE, directed by Michael Radford and starring Al Pacino, Jeremy Irons and Joseph Fiennes and a co-producer on RIDING THE BULLET, based on a Steven King story which was directed by Mick Garris and stars David Arquette, Jonathan Jackson, Erika Christensen and Barbara Hershey.

Anthony Hickox is a film director.  Hickox wrote and directed his first film, 'WAXWORKS' at the age of 21.  Hickox was involved in the production of 'SUNDOWN', 'WARLOCK: ARMAGEDDON'; 'CHILDREN OF THE CORN', 'TURN OF THE SCREW'; 'CARNIVAL OF SOULS', and  'HELLRAISER 3: HELL ON EARTH'.

Elaine New.  A Cambridge University educated, Price Waterhouse (London) qualified Chartered Accountant Elaine has been in the media industry for the last six years as Finance Director of Metrodome Group plc, a UK film distributor.  Ms. New was previously engages as Financial Controller of Harrods International, helping to establish an airport retailing arm and a Commercial Director of Outfit a new division of Sears Womenswear Ltd that she helped to create in the latter part of the 1990’s.  Elaine has been on the Executive Committee of The Quoted Companies Alliance for the almost three years helping to look after small to mid-cap companies floated both on AIM and the main list of The London Stock Exchange.

Kate Hoffman, age 31, (Chief Operating Officer).  Kate began her career at the age of 17 as an intern for Hollywood casting directors, Mary Vernieu and Risa Gramon-Garcia.  The following year, she pursued a double major in psychology and political science at New York University while working part-time for Miramax Films  She then worked for film agent Mort Viner until his retirement when she joined the Company's predecessors in 1998.  She has managed the development, production and delivery of films including "The Believer," "No Good Deed," "Stander," and "Asylum."

In addition to her production responsibilities, Kate is responsible for international distribution, acquisitions and film financing.

6.B.  Compensation

Cash Compensation
Total compensation accrued and/or paid (directly and/or indirectly) to all directors and senior management during the Fiscal Year ended 3/31/2007 was £316,856.

Table No. 10
Officer and Director Compensation

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Option/ SAR’s Granted (#)	Shares/ Units Subject to Resale Restrictions ($)	LTIP Pay- outs ($)	All Other Compen-sation ($)
Peter Hoffman	Fiscal 2007	£262,964	-	-	-	-	-	-
Elaine New	Fiscal 2007	£26,544	-	-	-	-	-	-
Chris Bialek	Fiscal 2007	£27,348	-	-	-	-	-	-

Stock Options.  Seven Arts may grant stock options to Directors, Senior Management and employees and intends upon admission to AIM to adopt a stock option plan under an Enterprise Management Incentive scheme ("EMI") authorized under United Kingdom law.  Under the proposed EMI scheme, the Company may grant options worth up to £120,000 to any employee at the date of grant and grant up to £3,000,000 for all employees at the date of grant.   See Table No. 11 for information about stock options outstanding.

Table No. 11
Stock Option Grants From Inception to March 31, 2008

Name	Number of Options Granted	% Of Total Options Granted on	Exercise Price per Share	Grant Date	Expiration Date	Mkt. Value of Securities Underlying Options on Date of Grant

Tony Hickox	50,000	25%	£0.305	1/3/07	1/3/10	£0.305
Julia Verdin	50,000	25%	£0.305	1/3/07	1/3/10	£0.305
Elaine New	50,000	25%	£0.305	1/3/07	1/3/10	£0.305
Chris Bialek	50,000	25%	£0.305	1/3/07	1/3/10	£0.305

In addition, the Company has granted stock options in the following amounts to the following persons in connection with financing services provided by these persons:
Names	Number of Options Granted	Exercise Price Per Share	Market Value of Securities on Date of Grant	Grant Date	Expiration Date
Blue Rider Finance/ Robert Oppenheim	250,000	£.15	£.15	Jan. 22, 2008	Jan. 23, 2011
Trafalgar Capital Specialized Investment Fund	800,000	£.195	£.195	Jan. 31, 2008	Jan. 30, 2013

In addition, upon re-listing on AIM, the Company has agreed to grant to each of Zimmerman Adams International and Old Park Lane Capital, its NOMAD, options for share equal to 1% of the issue share capital of the Company on the date of admission by the Company to AIM (estimated at approximately 600,000 shares) at an exercise price equal to the admission price of the Company's stock, exercisable within five years of the date of issue.

Change of Control Remuneration.  Seven Arts had no plans or arrangements in respect of remuneration received or that may be received by executive officers of the Company in Fiscal Year 2007 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$60,000 per senior management.

Other Compensation.  No senior management director received “other compensation” in excess of the lesser of US$25,000 or 10% of such officer's cash compensation, and all senior management and Directors as a group did not receive other compensation which exceeded US$25,000 times the number of persons in the group or 10% of the compensation.

Bonus/Profit Sharing/Non-Cash Compensation.  Except for the stock options discussed above (Table 11), Seven Arts had no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to Seven Arts 's Directors or senior management.  Management intends to recommend that the Board adopt a bonus plan in the following form at the next regular meeting of the Board of Directors.

1.	Compensation Committee will recommend amount of bonus pool each year, which will be 10% of pre-tax profits for the period to 30 June 2008.

2.	In future years comparisons should be made to peer groups in the motion picture industry

3.	There will be two types of annual bonuses
        (a) Management
        (b) Project related

4.	Managers in bonus pool
        (a)  Peter Hoffman (CEO)
        (b)  Elaine New (CFO)
        (c)  Kate Hoffman (COO)

5.	Management bonuses as follows:
CEO	Management	Project Related
Company Results	40%	25%	15%
Individual Objectives	10%	30%	50%
Subjective	20%	20%	25%
Share Performance	30%	25%	10%

6.	Individual objects for Management will be agreed by Board

The CEO to decide recipients of project awards and amounts in conjunction with Compensation Committee

7.	Criteria shall be individual contributions to overall company profits.

Pension/Retirement Benefits.  No funds were set aside or accrued by Seven Arts during Fiscal 2007 to provide pension, retirement or similar benefits for Directors or senior management.

6.C.  Board Practices

6.C.1.  Terms of Office.  Refer to Item No. 6.A.1.

6.C.2.  Directors’ Service Contracts.
SAP has an employment agreement with Peter Hoffman as its CEO for five years ending December 31, 2008 at a salary of $500,000 per year plus expenses.  Upon acquisition of control of the Company, SAP entered into a contract with the Company providing Mr. Hoffman's services solely to the Company and its subsidiaries as their CEO.  This contract is included as a material contract in the Appendices hereto.

6.C.3.  Board of Director Committees.
Seven Arts has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of Seven Arts and reviews with the independent auditors the scope and results of Seven Arts' audits, Seven Arts’ internal accounting controls, and the professional services furnished by the independent auditors to Seven Arts.  The current members of the Audit Committee are:  Anthony Bryan, Rufus Pearl and Julia Verdin. The Audit Committee did not meet separately in Fiscal Year ended 3/31/2006.

6.D.  Employees
As of March 31, 2008, Seven Arts had [5] employees and [5] independent contractors, excluding the senior management, providing full time services.

6.E.  Share Ownership
Table No. 12 lists, as of March 31, 2008, directors and senior management who beneficially own Seven Arts' voting securities, consisting solely of ordinary shares, and the amount of Seven Arts' voting securities owned by the directors and senior management as a group.

Table No. 12A
Shareholdings of Directors and Senior Management

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class at 3/31/2006

Ordinary	Seven Arts Pictures Inc.	8,095,000	37%

	Total Directors/Management 5% Holders	8,095,000	37%

Peter Hoffman controls approximately 70% of the voting stock of Seven Arts Pictures Inc., and may be deemed a beneficial owner of ordinary shares of the Company.  None of the sums set forth in Item 6.B. own more than 1% of the ordinary shares of the Company (other than Mr. Hoffman) and their share ownership has not otherwise been disclosed.

Does not include 3,500,000 ordinary shares pledged to Apollo Media as discussed in Item No. 7B.

The terms of incentive options grantable by Seven Arts are done in accordance with the rules and policies of the English law, including the number of ordinary shares under option, the exercise price and expiry date of such options, and any amendments thereto.   The only share options granted to date are set forth in Table 11.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.  Major Shareholders.

7.A.1.a.  Holdings By Major Shareholders.
Table No. 12B lists, as of March 31, 2008, all shareholders who beneficially own 5% or more of Seven Arts' voting securities, consisting solely of ordinary shares, and the amount of Seven Arts' voting securities owned by the 5% shareholders as a group.

Table No. 12B
Shareholdings of 5% Shareholders

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class at 3/31/2007

Ordinary	Seven Arts Pictures Inc.+	8,095,000	37%
	ApolloMedia GmbH & Co.
	Filmproduktion KG	3,500,000	16%
	Langley Park Investment Trust plc	5,000,000	23%
	Total 5% Holders	16,595,000	76%

+Peter Hoffman controls approximately 70% of the voting stock of Seven Arts Pictures Inc., and may be deemed a beneficial owner of ordinary shares of the Company.

7.A.1.b.  Significant Changes in Major Shareholders’ Holdings.
SAP sold 1,025,000 ordinary shares owned by it in November 2006, at £0.30 per share and advanced the proceeds net of commission to the Company.  The Company has issued in Fiscal Year 2007 ordinary shares to:
(a)	To SAP for pledge to Apollo Media to settle an indebtedness to Apollo Media with regard to the motion picture Stander;
(b)	to Langley Park Investments plc in partial conversion of its convertible redeemable debenture. See Exhibit 4.
(c)	To Unique Fidelity Engineering Limited, 2,670,000 shares in the current fiscal period.

The Company is in negotiations to sell 5,500,000 additional ordinary shares to Unique Fidelity Engineering Trust Limited.

7.A.1.c.  Different Voting Rights.  Seven Arts’ major shareholders do not have different voting rights.

7.A.2.  Share Ownership.
As of September 30, 2007, Seven Arts had issued 24,354,000 ordinary shares of £0.05, 13,184,000 deferred shares of £0.45 each; and 3,000,000 convertible redeemable preference shares of £1.00 each issued, and 530 (as at 31 March 2007) registered shareholders.  Of these shareholders one is located in the United States and the balance elsewhere. The U.S. shareholders own 8,095,000 ordinary shares; and, the other shareholders own 16,259,000 ordinary shares as of September 30, 2007.

7.A.3.  Control of the Company.  Seven Arts is a publicly owned English corporation, the shares of which are owned by U.S. residents and foreign residents.  Seven Arts is not controlled by any foreign government or other person(s).

7.A.4.  Change of Control of Company Arrangements
There are no arrangements, known to the Company, which may at a subsequent date result in a change of control of the Company.

7.B.  Related Party Transactions
Upon acquisition of control of the Company by SAP in September, 2004, the Company entered into an agreement with SAP under which SAP provided the services of Peter Hoffman for the amount of his contracted salary and the Los Angeles office and staff of SAP to the Company for the direct costs thereof, which is reflected in the Company's audited financial statements for the Fiscal Years 2005 and 2005 and no other fee or costs.  Pursuant to an intercompany agreement, SAP also from time to time will hold ownership of limited liability corporations in the United States, with all distribution rights and profits thereof for the account of the Company and provide other services for the account of the Company at no fee other than Mr. Hoffman’s salary and the direct third party costs of SAP’s Los Angeles office, all of which are reflected in the Company’s financial statements.  These other services will be any reasonable requests of the management of the Company including accounting services, audits of distribution statements, collection of accounts receivable, supervision of production of motion pictures and similar day-to-day aspects of the Company's business.  SAP has from time to time made non-interest bearing advances to the Company or its subsidiaries, when the Company has not collected its receivables since the Company does not have a working capital line of credit, all as judged appropriate by management.  All advances are for customary working capital purposes.

SAP has settled a dispute with ApolloMedia GmbH & Co. Filmproduktion KG (“ApolloMedia”) in a settlement agreement dated September 30, 2006, which the settlement fully releases the Company and its subsidiaries from any liability to ApolloMedia including the indebtedness of approximately $2,000,000 related to the motion picture Stander assumed by a subsidiary of the Company upon acquisition of control of the Company by SAP in September, 2004.  The Company has issued 3,500,000 ordinary shares to SAP immediately pledged to ApolloMedia to secure SAP’s obligations under the settlement agreement and SAP has agreed that it will (1) return to Company all ordinary shares in excess of 2,000,000 not necessary to satisfy SAP’s obligations to ApolloMedia and (2) deliver to Company from SAP’s ordinary shares, any ordinary shares in excess of 2,000,000 in fact sold by SAP to satisfy the indebtedness to ApolloMedia under the settlement agreement.  The dispute with Apollo (now settled) related to the amounts ultimately to be payable to Apollo from distribution of the motion picture Stander.  The shares pledged to ApolloMedia will be sold by it as necessary for ApolloMedia to derive net proceeds of $1,640,000 and any pledged shares remaining after such sale (if any) will be retained by the Company.

Shareholder Loans/Amounts Owing to Senior Management/Directors
There is no money owing to members of senior management of members of the Board of Directors.  SAP has advanced at no interest the sum of approximately $667,518 to the Company as of March 31, 2007.

There have been no transactions since March 31, 2007, or proposed transactions, which have materially affected or will materially affect Seven Arts in which any director, executive officer, or beneficial holder of more than 5% of the outstanding ordinary shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.

7.C.  Interests of Experts and Counsel
---No Disclosure Necessary---

ITEM 8.  FINANCIAL INFORMATION

The three year historic financial statements as required under Item No. 17 are attached hereto and found immediately following the text of this Registration Statement.  The audit reports of  Mazars LLP (formerly Moore’s Rowland LLP) for Fiscal Years Ended 2007, 2006 and 2005 are included therein immediately preceding the financial statements.

The unaudited and unreviewed interim financial statements for the period ended 30 September 2007, prepared under UK GAAP with explanatory notes detailing and quantifying the material differences between the UK GAAP and US GAAP presentation of the unaudited and unreviewed interim financial statements are included therein immediately preceding the financial statements.

8.A.7.  Legal/Arbitration Proceedings
The Directors and the management of Seven Arts do not know of any material, active or pending, legal proceedings against them nor is Seven Arts involved as a plaintiff in any material proceeding or pending litigation, except as follows:

The Company, its subsidiary Seven Arts Filmed Entertainment Limited ("SAFE") and SAP were the subject of an arbitration award of approximately $600,000 against them for legal fees relating to a dispute regarding a participation in the motion picture entitled 9 ½ Weeks II, even though the arbitration found no additional sums due to the complaining party, and potential loss of further distribution rights in this motion picture.  The Federal District Court has enforced this arbitration award and the Company is appealing that decision.  The Company believes it has several meritorious defenses to any enforcement of this award.

The Company, SAFE and SAP are plaintiffs in an action against Fireworks Entertainment and certain of its affiliates ("Fireworks"), as well as ContentFilm for copyright infringement relating to the following motion pictures: Rules of Engagement, Onegin, The Believer, Who is Cletis Tout and American Rhapsody.  The Company is the assignee of copyright interests in each of these motion pictures.  Fireworks and ContentFilm have repudiated any and all agreements with the Company's predecessors regarding these motion pictures.   This action was stayed by the United States District Court in Los Angeles, California by reason of a prior action filed by CineVisions and its successor for breach of contract against Fireworks in the courts of Ontario, Canada.   CineVisions has sought to discontinue the Canadian contract action but that request was denied.  Management believes that whether based on copyright infringement or contract, Fireworks has substantial liability to the Company or its predecessors with respect to Fireworks' conversion of the Company’s and its predecessors' interest in the Fireworks Pictures which were all produced or acquired by the Company's predecessors.  The Company records no value in its financial statements for its interests in the Fireworks Pictures, other than immaterial amounts of legal fees.

Certain financiers of the motion picture I'll Sleep When I'm Dead have filed suit against the Company, SAP, CineVisions ("CV"), Seven Arts Films Ltd. ("SAF") and Peter Hoffman claiming the right to payment of a guarantee of $3,500,000 allegedly due from SAF and CV in a distribution agreement between SAF and CV and the producers of this motion picture entered into in 2002.  The Company is aware of no basis for any liability against the Company or its subsidiaries with respect to the distribution agreement.  The Company has been advised that CV and SAF have a defense to this alleged guarantee in that the distribution agreement provided specifically that a specific express condition precedent to all obligations of CV and SAF was timely delivery of this motion picture, which was not in fact delivered by the date specified in the distribution agreement.

The Directors and the management of Seven Arts know of no other active or pending proceedings against anyone that might materially adversely affect an interest of Seven Arts.  The Company has executed a settlement of an action filed by Too Easy Entertainment LLC and the sums due thereunder will be paid on or before April 30, 2008.

ITEM 9.  THE OFFER AND LISTING

9.A.  Ordinary Share Trading Information

The Company's ordinary shares traded on the Alternative Investment Market in London England under the symbol "SVA" until February 16, 2007.  Seven Arts applied for listing on the AIM and began trading on the AIM on September 30, 2004.  The Company commenced trading on the PLUS Market in London, England in May 2007.

Table No. 13 A and B lists the high, low and closing sales prices on the AIM for the last six months, last ten fiscal quarters, and last two fiscal years, and the high, low and closing prices on the PLUS Market for the months of May and June 2007.

9.A.4  Price Information

Table No. 13 A
Alternative Investment Market
Ordinary Shares Trading Activity
-Sales-

Period	High	Low	Price at Period End

Month Ended 02/28/07	29.5p	28.5p	29.5p
Month Ended 03/21/07	35p	28.5p	28.5p
Month Ended 12/31/06	31.5p	30.5p	30.5p
Month Ended 11/30/06	45.5p	31p	31p
Month Ended 10/31/06	49.5p	25.5p	45.5p
Month Ended 9/30/06	41.5p	10p	33.5p

Fiscal Year Ended 3/31/2006	20p	12.5p	12.5p
Fiscal Year Ended 3/31/2005	35p	19p	19p
Fiscal Year Ended 3/31/2004	67.5p	17.5p	3p
Fiscal Year Ended 3/31/2003	Not Applicable	Not Applicable	Not Applicable
Fiscal Year Ended 3/31/2002	Not Applicable	Not Applicable	Not Applicable

Fiscal Quarter Ended 12/31/2006	49.5p	25.5p	30.5p
Fiscal Quarter Ended 09/30/2006	41.5p	9.5p	33.5p
Fiscal Quarter Ended 06/30/2006	12.5p	10p	10.5p
Fiscal Quarter Ended 03/31/2006	14.5p	12.5p	12.5p
Fiscal Quarter Ended 12/31/2005	18.5p	12.5p	13p
Fiscal Quarter Ended 09/30/2005	20p	18.5p	18.5p
Fiscal Quarter Ended 06/30/2005	20p	16.5p	20p
Fiscal Quarter Ended 03/31/2005	19.5p	19p	19p
Fiscal Quarter Ended 12/31/2004	26.5p	19.5p	19.5p
Fiscal Quarter Ended 09/30/2004	30p	26.5p	26.5p

Table No. 13 B
PLUS Market
Ordinary Shares Trading Activity
-Sales-

Period	High	Low	Price at Period End

Month Ended 05/31/07	29.5 p.	27.5 p	29.5p
Month Ended 06/30/07	29.5 p.	29.5 p	29.5p
Month Ended 7/31/07	29.5 p.	19.5 p	20.5p
Month Ended 8/31/07	22.5 p.	20.5 p	22.5p
Month Ended 9/30/07	24.5 p.	22.5 p	24.5p
Month Ended 10/31/07	25.5 p	24.5 p	25.5p
Month Ended 11/30/07	25.5 p	20.5 p	20.5p
Month Ended 12/31/07	20.5 p	20.5 p	20.5p
Month Ended 31/01/07	20.5 p	19.5	19.5p
Month Ended 29/02/07	19.5 p	18.5 p	18.5p
Month Ended 31/03/07	18.5 p	18.5 p	18.5p

Fiscal Quarter Ended 6/30/07	29.5 p.	29.5 p	29.5p
Fiscal Quarter Ended 9/30/07	24.5 p.	22.5 p	24.5p
Fiscal Quarter Ended 12/31/07	25.5 p	20.5 p	20.5p
Fiscal Quarter Ended 3/31/08	19.5 p	18.5 p	18.5p

9.A.5.  Ordinary and Preferred Share Description

Registrar/Ordinary Shares Outstanding/Shareholders

The authorized capital of Seven Arts consists of 573,184,000 ordinary shares par value of  £0.05 each, 13,184,000 deferred shares of £0.45 each and 6,000,000 convertible redeemable preference shares of £1.00 each.  The Company is registering only 24,354,000 ordinary shares of the Company by this Form 20-F, including the ordinary shares now issued and an additional 5,500,000 ordinary shares which the Company expects to sell to Unique Fidelity Engineering.

Share Registers Limited, Craven House, West Street, Farnham Surrey GU9 7EN is the registrar and transfer agent for the ordinary shares.

Stock Options and Warrants
Refer to Item No.6.E and Table No. 11 for additional information.

9.A.6. Rights of Securities.

No other class of securities materially qualifies the rights of holders of ordinary shares.

9.A.7.  Securities Other Than Common or Ordinary Shares.

The rights of the redeemable convertible preference shares are solely to convert into ordinary shares are as follows.  Langley has converted as of March 30, 2007, 1,250,000 of its convertible redeemable debentures into 5,000,000 ordinary shares, which are included in the ordinary shares outstanding as of March 30, 2007.  Langley’s remaining debentures (£1,750,000) and Armadillo’s 3,000,000 preferred shares are all convertible into ordinary shares on a 2-to-1 basis (i.e. two ordinary shares for each preferred share and two ordinary shares for each £ of debenture) unless the lowest ten-day trading price prior to conversion of the ordinary shares is less than £0.50 in which event the conversion ratio increases proportionally from 2-to-1 to 4-to-1, when such trading price is £0.25.  The agreements embodying the Langley debenture and Armadillo preferred shares are included as Exhibits 4 and 5 hereto.  The rights of the holders of the preference shares are set forth in the agreement included in Exhibit 5, hereto.

9.C.  Stock Exchanges Identified

The ordinary shares traded on the Alternative Investment Market in London, England until February 16, 2007 and are now listed on the PLUS Market in London, England since May, 2007.  The Company has sought and received approval from the National Association of Securities Dealers for listing of its ordinary shares on the OTC Bulletin Board, subject to the receipt of confirmation of the effectiveness of this Form 20-F by the Securities and Exchange Commission.

ITEM 10.  ADDITIONAL INFORMATION

10.A.  Share Capital

10.A.1.  Authorized/Issued Capital.  As of 9/30/2007, there were 573,184,000 of ordinary shares, 13,184,000 deferred shares of £0.45 each and 6,000,000 convertible redeemable preference shares of £1.00 each authorized.

As of 3/31/2007, there were 21,684,000 ordinary shares £0.05 each issued and 3,000,000 convertible redeemable preference shares of £1.00 each issued.  As of 9/30/07, there were 24,354,000 ordinary shares of £0.05, 13,184,000 deferred shares of £0.45 each and 3,000,000 convertible redeemable preference shares of £1.00 each issued.

10.A.2.  Shares Not Representing Capital.
10.A.3.  Shares Held By Company.
---No Disclosure Necessary---

10.A.4.  Stock Options/Share Purchase Warrants
10.A.5.  Stock Options/Share Purchase Warrants
---Refer to Table No. 11

10.A.6.  History of Share Capital
Since September 2004, when control of the Company was acquired by Seven Arts Pictures Inc., the Company issued the following two convertible securities in September, 2004, referred to in Item 4 No. A. August 2004 Issue of 3,000,000 Convertible Redeemable Preference Shares of £1.00 each to Armadillo Investments PLC September 2004 Issue of £3,000,000 of Convertible Redeemable Debt to Langley Park Investment Trust PLC

10.A.7.  Resolutions/Authorizations/Approvals
---No Disclosure Necessary---

10.B.   Articles of Association

Seven Arts was incorporated as Glasgow Park Investments PLC on 24 August 2001 under the English Company Act of 1985.  Pursuant to a resolution passed at a meeting of the shareholders of the Company that was held on 11 September 2001, the Company changed its name from Glasgow Park Investments PLC to The Cabouchon Collection PLC.  Pursuant to a resolution passed at a meeting of the shareholders of the Company that was held on 6 November 2003, the name of the Company was changed to Cabouchon PLC.  Pursuant to a resolution passed at a meeting of the shareholders of the Company that was held on 2 September 2004, the name of the Company was changed to Seven Arts Pictures PLC.

There are no restrictions on the business the Company may carry on in the Articles of Association attached hereto as Exhibit "1," as amended at an Extraordinary General Meeting of shareholders held on 10 March 2008.  Also included in Exhibit "1" is the Company's Board Memorandum on Financial Reporting Procedure presented to the Board of Directors on 9 January, 2007.

Under Article 124 of the Company’s Articles of Association, a director or senior officer must declare its interest in any existing or proposed contract or transaction with the Company and such director is not allowed to vote on any  transaction or contract with the Company in which has a disclosable interest, unless the interest arises in accordance with certain circumstances as set our in the Company’s Articles of Association.  A director may hold any office or place of profit with the Company in conjunction with the office of director, and no director shall be disqualified by his office from contracting with the Company. A director or his firm may act in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services. A director may become a director or other officer or employee of, or otherwise interested in, any corporation or firm in which the Company may be interested as a shareholder or otherwise. The director shall not be accountable to the Company for any remuneration or other benefits received by him.

Article 99 of the Company’s Articles addresses the duties of the directors. Directors must manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers which are not required to be exercised by the shareholders, or as governed by the Companies Act of 1985. Article 100 addresses Committees of the Board of Directors. Directors may, by resolution, create and appoint an executive committee consisting of the director or directors that they deem appropriate.  The committees established by the Company are set forth in the Board Memorandum on Financial Reporting (included in Exhibit "1").

Directors may also by resolution appoint one or more committees other than the executive committee. These committees may be delegated any of the directors’ powers except the power to fill vacancies on the board of directors, the power to remove a director, the power to change the membership or fill vacancies on any committee of the directors, the power to appoint or remove officers appointed by the directors, and make any delegation subject to the conditions set out in the resolution or any subsequent directors’ resolution. The quorum necessary for the transaction of the business of the directors may be fixed by the directors and if not so fixed shall be two directors.

Under Article 104, the board may exercise all the powers of the Company to borrow money, to guarantee, to indemnify, to mortgage or charge its undertaking, property, assets (present and future) and uncalled capital, and to issue debentures and other securities whether outright or as collateral security for any debt, liability or obligation of the Company or any third party.

A director need not be a shareholder of the Company, and there are no age limit requirements pertaining to the retirement or non-retirement of directors. The directors are entitled to the remuneration for acting as directors, if any as the directors may from time to time determine. If the directors so decide, the remuneration of directors, if any, will be determined by the shareholders. That remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such who is also a director. The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company. If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company’s business, he or she may be paid remuneration fixed by the directors, or, at the option of that director, fixed by ordinary resolution and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive.

Article 161 of the Company’s Articles of Association provides for the mandatory indemnification of directors, senior officers, former directors, and alternate, as well as their respective heirs and personal or other legal representatives, or any other person, to the greatest extent permitted by the New Act. The indemnification includes the mandatory payment of expenses. The directors may cause the Company to purchase and maintain insurance for the benefit of eligible parties.

The rights, preferences and restrictions attaching to each class of the Company’s shares are as follows:

The authorized share structure consists of 573,184,000 ordinary shares par value of £0.05 each, 13,184,000 deferred shares of £0.45 each and 6,000,000 convertible redeemable preference shares of £1.00 each.  All the shares of ordinary stock of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets.  Holders of ordinary stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders.  Holders of ordinary stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of the Company, holders of ordinary stock are entitled to receive pro rata the assets of Company, if any, remaining after payments of all debts and liabilities and the satisfaction of preferred shareholders, if any.  No shares have been issued subject to call or assessment.  There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

Subject to the Companies Act of 1985, the Company may alter its authorized share structure by ordinary and/or special resolution. These ordinary and/or special resolutions may:

(1) create one or more classes or series of shares or, if none of the shares of a series of a class or series of shares are allotted or issued, eliminate that class or series of shares;

(2) increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the company is authorized to issue out of any class or series of shares for which no maximum is established;

(3) grant authority to the Directors to allot ordinary shares in the capital of the Company in accordance with Sections 80 and 95 of the Companies Act 1985.  At the General Meeting held on 10 March 2008 the Directors of the Company were authorities to issue a total of 35,000,000 ordinary shares in the Company.  The authority granted expires at the conclusion of the Annual General Meeting to be held in 2009.

(4) subdivide or consolidate all or any of its unissued, or fully paid issued, shares;

(5) if the Company is authorized to issue shares of a class or shares with par value;
    (a) decrease the par value of those shares; or
    (b) if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(6) alter the identifying name of any of its shares; or

(7) otherwise alter its share or authorized share structure when required or permitted to do so.

The Company may by special resolution:

(1) create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or

(2) vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued.

An Annual General Meeting shall be held once every calendar year at such time (not being more than 15 months after holding the last preceding Annual Meeting) and place as may be determined by the Directors. The Directors may, as they see fit, to convene an extraordinary general meeting. An extraordinary general meeting, if requisitioned in accordance with the Companies Act of 1985, shall be convened by the Directors or, if not convened by the Directors, may be convened by the requisitionists as provided in the Companies Act of 1985.

There are no limitations upon the rights to own securities.

There are no provisions that would have the effect of delaying, deferring, or preventing a change in control of the Company.

There is no special ownership threshold above which an ownership position must be disclosed.

10.C.  Material Contracts
The only material contracts are the Employment Agreement for the services of Peter Hoffman described in Item 6 No. 2C above, and the agreements embodying the redeemable convertible preference shares and debentures referred to in Item 4 No. A above.

10.D.  Exchange Controls
The United Kingdom has no system of exchange controls.  There are no United Kingdom restrictions on the repatriation of capital or earnings of an English public company to non-resident investors.  There are no laws in the United Kingdom or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of Seven Arts’ securities.

Restrictions on Share Ownership by UK citizens:  There are no limitations under the laws of English or in the organizing documents of Seven Arts on the right of foreigners to hold or vote securities of Seven Arts.

10.E.  Taxation
The following summary of the material United Kingdom income tax consequences are stated in general terms and are not intended to be advice to any particular shareholder. Each prospective investor is urged to consult his or her own tax advisor regarding the tax consequences of his or her purchase, ownership and disposition of ordinary shares. The tax consequences to any particular holder of ordinary shares will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holder’s particular circumstances. This summary is applicable only to holders who are resident in the United States, have never been resident in United Kingdom, deals at arm’s length with the Company, hold their ordinary shares as capital property and who will not use or hold the ordinary shares in carrying on business in the United Kingdom.  Special rules, which are not discussed in this summary, may apply to a United States holder that is an issuer that carries on business in the united Kingdom and elsewhere.

Management urges each holder to consult his own tax advisor with respect to the income tax consequences applicable to him in his own particular circumstances.

UNITED KINGDOM INCOME TAX CONSEQUENCES
Disposition of Ordinary Stock.
The summary below is restricted to the case of a holder (a “Holder”) of one or more ordinary shares (“Ordinary Shares”) who for the purposes of the United Kingdom inland revenue acts ("Tax Acts") is a non-resident of the United Kingdom, holds his Ordinary Shares as capital property and deals at arm’s length with the Company.

Dividends

The UK does not require any tax to be withheld from the payment of dividends to holders of ordinary shares.

Disposition of Ordinary Shares

The UK does not impose any tax on investors disposing shares in a UK company, unless those investors are either UK tax resident or operate through a UK permanent establishment which holds the shares.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES
The following is a discussion of material United States Federal income tax consequences, under the law, generally applicable to a U.S. Holder (as defined below) of ordinary shares of the Company. This discussion does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (“the Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possible on a retroactive basis, at any time.  In addition, the discussion does not consider the potential effects, both adverse and beneficial, or recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. The discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of ordinary shares of the Company. Each holder and prospective holder of ordinary shares of the Company is advised to consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of ordinary shares of the Company applicable to their own particular circumstances.

U.S. Holders

As used herein, a “U.S. Holder” includes a holder of ordinary shares of the Company who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, an estate whose income is taxable in the United States irrespective of source or a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described in Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders who hold ordinary shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their ordinary shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own ordinary shares as capital assets. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire ordinary shares.

Distribution on Ordinary Shares of the Company
U.S. Holders receiving dividend distributions (including constructive dividends) with respect to ordinary shares of the Company are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits, without reduction for any U.K income tax withheld from such distributions.  Such U.K. tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s United States Federal Income tax liability or, alternatively, individuals may be deducted in computing the U.S. Holder’s United States Federal taxable income by those individuals who itemize deductions.  (See more detailed discussion at “Foreign Tax Credit” below).  To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the ordinary shares and thereafter as gain from the sale or exchange of the ordinary shares. Dividend income will be taxed at marginal tax rates applicable to ordinary income while preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust.  There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale of other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss.

Dividends paid on the ordinary shares of the Company will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.  A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a “foreign personal holding company” or a “passive foreign investment company”, as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company.  The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Under current Treasury Regulations, dividends paid on the Company’s ordinary shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends and the proceeds from a sale of the Company’s ordinary shares paid in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 31% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit
For individuals whose entire income from sources outside the United States consists of qualified passive income, the total amount of creditable foreign taxes paid or accrued during the taxable year does not exceed $300 ($600 in the case of a joint return) and an election is made under section 904(j), the limitation on credit does not apply.

A U.S. Holder who pays (or has withheld from distributions) U.K. income tax with respect to the ownership of ordinary shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax.  This election is made on a year-by-year basis and applies to all foreign income taxes (or taxes in lieu of income tax) paid by (or withheld from) the U.S. Holder during the year.  There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his/her or its worldwide taxable income in the determination of the application of this limitation. The various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process.  In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income”, and certain other classifications of income. Dividends distributed by the Company will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes.  The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and management urges holders and prospective holders of ordinary shares of the Company to consult their own tax advisors regarding their individual circumstances.

Disposition of Ordinary Shares of the Company

A U.S. Holder will recognize gain or loss upon the sale of ordinary shares of the Company equal to the difference, if any, between (I) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the ordinary shares of the Company.  Preferential tax rates apply to long-term capital gains of U.S. Holders, which are individuals, estates or trusts. This gain or loss will be capital gain or loss if the ordinary shares are capital assets in the hands of the U.S. Holder, which will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder.  Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year.  Deductions for net capital losses are subject to significant limitations.  For U.S. Holders, which are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted, but individuals may not carry back capital losses. For U.S. Holders, which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

In the following circumstances, the above sections of the discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of ordinary shares of the Company.

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company’s outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 60% (50% after the first tax year) or more of the Company’s gross income for such year was derived from certain passive sources (e.g. from interest income received from its subsidiaries), the Company would be treated as a “foreign personal holding company.”  In that event, U.S. Holders that hold ordinary shares of the Company would be required to include in gross income for such year their allocable portions of such passive income to the extent the Company does not actually distribute such income.

The Company does not believe that it currently has the status of a “foreign personal holding company”. However, there can be no assurance that the Company will not be considered a foreign personal holding company for the current or any future taxable year.

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Company’s outstanding shares are held, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company might be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging ordinary shares of the Company to be treated as ordinary income rather than capital gains.

Passive Foreign Investment Company

As a foreign corporation with U.S. Holders, the Company could potentially be treated as a passive foreign investment company (“PFIC”), as defined in Section 1297 of the Code, depending upon the percentage of the Company’s income which is passive, or the percentage of the Company’s assets which is held for the purpose of producing passive income.

Certain United States income tax legislation contains rules governing PFICs, which can have significant tax effects on U.S. shareholders of foreign corporations.  These rules do not apply to non-U.S. shareholders.  Section 1297 (a) of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (I) 75% or more of its gross income is “passive income”, which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the company is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more.  The taxation of a US shareholder who owns stock in a PFIC is extremely complex and is therefore beyond the scope of this discussion.  Management urges US persons to consult with their own tax advisors with regards to the impact of these rules.

Controlled Foreign Corporation

A Controlled Foreign Corporation (CFC) is a foreign corporation more than 50% of whose stock by vote or value is, on any day in the corporation’s tax year, owned (directly or indirectly) by U.S. Shareholders. If more than 50% of the voting power of all classes of stock entitled to vote is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own actually or constructively 10% or more of the total combined voting power of all classes of stock of the Company could be treated as a “controlled foreign corporation” under Subpart F of the Code.  This classification would affect many complex results, one of which is the inclusion of certain income of a CFC, which is subject to current U.S. tax. The United States generally taxes United States Shareholders of a CFC currently on its pro rata shares of the Subpart F income of the CFC. Such United States Shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income and are also subject to current U.S. tax on its pro rata shares of the CFC’s earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of ordinary shares of the Corporation which is or was a United States Shareholder at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Company (accumulated in corporate tax years beginning after 1962, but only while the shares were held and while the Company was “controlled”) attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to the United States Shareholders of the CFC. This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders. The PFIC provisions continue to apply in the case of PFIC that is also a CFC with respect to the U.S. Holders that are less than 10% shareholders. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion.

The amount of any backup withholding will not constitute additional tax and will be allowed as a credit against the U.S. Holder’s federal income tax liability.

Filing of Information Returns.  Under a number of circumstances, United States Investor acquiring shares of the Company may be required to file an information return with the Internal Revenue Service Center where they are required to file their tax returns with a duplicate copy to the Internal Revenue Service Center, Philadelphia, PA 19255. In particular, any United States Investor who becomes the owner, directly or indirectly, of 10% or more of the shares of the Company will be required to file such a return. Other filing requirements may apply, and management urges United States Investors to consult their own tax advisors concerning these requirements.

10.G.  Statement by Experts
The Company relied upon the financial statements audited by MRI Moores Rowland LLP, as experts in accounting, in the preparation of this document.  The Company's financial statements are referred to throughout the registration statement, incorporated in Item 17, and attached immediately following the registration statement as exhibits.  MRI Moores Rowland LLP consented to the inclusion of the financial statements it audited.  MRI Moores Rowland LLP is a member of the Institute of Charted Accountants of England and Wales.  MRI Moores Rowland LLP's address is: 3 Sheldon Square, Paddington, London W2 6PS United Kingdom.

10.H.  Document on Display
--  NA --

10.I.  Subsidiary Information
-- No disclosure required --

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
The Company believes no disclosures regarding market risk are required because the Company owns no market risk sensitive investments.  The Company does enter into license agreements often denominated in dollars and its financial statements are calculated in British pounds sterling, which may result in variations in the value of dollar denominated license agreements.  See Table 4 for recent movements in the dollar/pound sterling exchange rate.  The Company adjusts its licensing requests to reflect currency exchange in the various foreign territories in which it licenses distribution rights.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
12.A.  Debt Securities            --- No Disclosure Necessary ---
12.B.  Warrants and Rights        --- No Disclosure Necessary ---
12.C.  Other Securities           --- No Disclosure Necessary ---
12.D.  American Depository Shares  -- No Disclosure Necessary ---

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
--- No Disclosure Necessary ---

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY
          HOLDERS AND USE OF PROCEEDS
--- No Disclosure Necessary ---

ITEM 15.  CONTROLS AND PROCEDURES
---Not Applicable---

ITEM 16.  RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
ITEM 16B. CODE OF ETHICS
ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY SEVEN ARTS/AFFILIATED PURCHASERS
---Not Applicable---

PART III

ITEM 17.  FINANCIAL STATEMENTS
The financial statements as required under Item No. 17 are attached hereto and found immediately following the text of this Registration Statement.  The audit report of Mazars LLP, Independent Chartered Accountants, is included herein immediately preceding the audited financial statements.

ITEM 18.  FINANCIAL STATEMENTS
Seven Arts has elected to provide financial statements pursuant to Item No. 17.

ITEM 19.  EXHIBITS
1. Memorandum of Incorporation*
2. By-Laws and Board Memorandum (See exhibit No. 1)*
3. Employment Agreement for Peter Hoffman*
4. Langley Debenture Agreement*
5. Armadillo Preferred Share Agreement*
7. $8,300,000 Arrowhead Loan Agreement*
8. $7,500,000 Cheyne Loan Agreement*
9. Calculation of earnings per share*
10. Explanation of calculation of ratios – (Included in exhibit No. 9)*
11.  List of Subsidiaries (See table 7 at item  No. 4C. above)*
12.  Unique Stock Purchase Agreement*
13.  Credit Agreement with Advantage Capital Community development Fund, L.L.C.*
14.  Accountant's Consent Letter from Mazars LLP
15.  Trafalgar Capital Specialized Investment Fund Agreements
16.  Cheyne Loan Repurchase Agreement

*previously filed

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

Seven Arts Pictures PLC

/s/ Peter Hoffman
________________________
Name: Peter Hoffman
Title:   Chief Executive Officer

Form 20-FR/A
Redlined March 25, 2008