Form 20-F
period 2009-06-30
Seven Arts Pictures PLC
filed 2010-03-22
CIK 1408276

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ x ]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2009

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________ to __________

OR

[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report ………………………………

Seven Arts Pictures PLC
(Exact name of Registrant as specified in its charter)

__________England_____________
(Jurisdiction of incorporation or organization)

38 Hertford Street,London UK W1J 7SG
(Address of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:
None

Securities registered pursuant to Section 12(g) of the Act:
Ordinary Shares, £0.25 par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Company’s classes of capital or ordinary stock as of the close of the period:

    6,927,300 ordinary shares
    500,000 convertible redeemable preferred shares
    13,184,000 deferred shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ___No    xxx

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Act of 1934.     Yes ___No    xxx

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.            Yes ___   No xxx

Indicate by check mark whether the registrant has submitted electronically and posted onits corporate Web site, if any, every interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).     Yes xxx    No ___

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ___  Accelerated filer ___  Non-accelerated filer   xxx

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ___   International Financial Reporting Standards as issued by the International Accounting Standards Board  xxx

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ___   Item 18 xxx

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes    No    N/A   xxx

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes    No    N/A   xxx

Seven Arts Pictures PLC
FORM 20-F REGISTRATION STATEMENT

 INTRODUCTION

Seven Arts Pictures PLC (“Seven Arts” or the “Company”) was incorporated as Glasgow Park Investments PLC on  August 24, 2001 under the English Companies Act of 1985. Pursuant to a resolution passed at a meeting of the shareholders of the Company held on September 11, 2001, the Company changed its name from Glasgow Park Investments PLC to The Cabouchon Collection PLC. Pursuant to a resolution passed at a meeting of the shareholders of the Company that was held on November 6, 2003, the name of the Company was changed to Cabouchon PLC. Pursuant to a resolution passed at a meeting of the shareholders of the Company that was held on  September 2, 2004, the name of the Company was changed to Seven Arts Pictures PLC, at the time all motion picture business assets of Seven Arts Pictures Inc. were transferred to a subsidiary of the Company (Seven Arts Filmed Entertainment Limited) pursuant to an Asset Transfer Agreement in exchange for ordinary shares of the Company.  Documents concerning the Company which are referred to herein may be inspected during regular hours at the Company's Los Angeles affiliate office located at 6121 Sunset Blvd., Suite 512, Los Angeles, CA 90028 U.S.A.

BUSINESS OF SEVEN ARTS PICTURES PLC

Seven Arts Pictures PLC (“Seven Arts” or the “Company”), an English corporation, is the successor of Seven Arts Pictures Inc. (“SAP”) as a result of an Asset Transfer Agreement under which all motion picture business assets of SAP were transferred to a subsidiary of the Company for ordinary shares of the Company. SAP was founded in 2002 as an independent motion picture production company engaged in developing, financing, producing and licensing theatrical motion pictures with budgets in the range of $2 million to $15 million for exhibition in domestic (i.e. the United States and Canada) and foreign theatrical markets and for subsequent post theatrical worldwide release in other forms of media, including DVD, home video, pay-per-view, and free television. SAP continued the motion picture production and distribution activities of CineVisions incorporated in 1992, which SAP acquired on SAP's initial capitalization pursuant to an Asset Transfer Agreement in October, 2002, which was intended to qualify as a Section 351 transaction under the Internal Revenue Code of 1986, as amended.  The Company currently owns interests in 31 completed motion pictures subject in certain instances to the prior financial interests of other parties. (listed in Table 8)

FORWARD-LOOKING STATEMENTS

Certain statements in this document might constitute “forward-looking statements”. Some, but not all, forward-looking statements can be identified by the use of words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” and “intend,” statements that an action or event “may,” “might,” “could,” “should,” or “will” be taken or occur, or other similar expressions. Although the Company has attempted to identify important factors that could cause actual results to differ materially from expected results, such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, the following risks: the need for additional financing; uncertainties and risks related to carrying on business in foreign countries; risks associated with third party infringement of copyrights and other intellectual property, especially the unauthorized duplication of motion picture DVDs and unauthorized distribution of motion pictures through the world wide web; risks associated with the lack of enforcement of applicable copyright and intellectual property laws, especially in foreign countries; risks associated with changing copyright and applicable intellectual property laws, especially in foreign countries; risks associated with changing distribution models for motion pictures, especially on the world wide web; risks associated with restrictions of motion picture content, especially in foreign countries; reliance on key personnel; the potential for conflicts of interest among certain officer, directors or promoters of the Company; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the Company’s ordinary share price and volume; and tax consequences to United States Shareholders. Except as required by law, the Company undertakes no obligation to revise any forward-looking statements because of new information, future events or otherwise.

PART I

ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

1.A.1.  Directors
N/A
1.A.2.  Senior Management
N/A

1.B.  Advisors
N/A

1.C. Auditors
N/A

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.
N/A

ITEM 3.   KEY INFORMATION.
Note: All data in this report reflects a 5 for 1 reverse stock split enacted on the last day of the December 31, 2008 fiscal period.

3.A.1.  Selected Financial Data

The following sets forth a summary of consolidated profit and loss statements for the Fiscal Years ended June 30, 2009 and March 31, 2008 and the three month period ended June 30, 2008 all of which have been derived from the Company’s audited consolidated financial statements and related notes included elsewhere in this report. The Company has also included for informational purposes unaudited consolidated profits and loss and balance sheet data for the three month period ended June 30, 2007 extracted from audited consolidated financial statements previously audited by Mazars LLP and prepared under United Kingdom Generally Accepted Accounting Principals ("UK GAAP"). In addition the Company has also included for informational purposes a summary of consolidated profit and loss statements and balance sheet for the Fiscal Years ended March 31, 2007 and March 31, 2006 based on audited consolidated financial statements previously audited by Mazars LLP and prepared under UK GAAP. In 2008, Seven Arts adopted a fiscal year end of June 30. The summary consolidated historical financial and operating information should be read in conjunction with Item 5.A. OPERATING AND FINANCIAL REVIEW AND PROSPECTS -- Operating Results and the consolidated financial statements and the related notes thereto and the other financial information included elsewhere in this report.

Table No.3
 (in $ 000’s, except per share data)
Summary Profit and Loss Statements (1)	Fiscal Year Ended June 30, 2009		Fiscal Year Ended March 31, 2008		Three Months Ended June 30, 2008		Three Months Ended June 30, 2007		Fiscal Year Ended March 31, 2007		Fiscal Year Ended March 31, 2006
							(unaudited)		(UK GAAP)		(UK GAAP)

Total Revenues	$10,232		$3,266		$2,793		$950		$11,208	(2)	$13,168

Cost of Sales	($4,663)		($4,088)		($1,302)		($611)		($5,269)		($10,504)

Gross Profit	$5,569		($822)		$1,491		$339		$5,939		$2,664

Other operating expenses	($4,125)		($4,837)		($711)		($1,383)		($2,323)		($1,723)

Other Income	$5,602	(3)	-		-		-		-		-

Net interest expense/income	($2,308)		($206)		($423)		($310)		($675)		($128)

Profit Before Taxes	$4,737		($5,044)		$357		($1,354)		$2,940		$813]

Provision for Taxes	$0		$486		$0		$502		($1,099)		($632)

Net Profit/(Loss)	$4,737		($4,557)		$357		($852)		$1,842		$181

Weighted Average Primary Shares Outstanding	6,051.5		4,676.3		4,870.8		4,337.9		2,694.9		2,636.8
Weighted Average Fully Diluted Shares Outstanding	8,146.9		7,851.6		8,255.9		8,188.8		7,454.1		7,436.8

Weighted Average Earnings Per Share (cents)(4)	78		(98)		7		(20)		77		19
Weighted Average Fully Diluted Earnings Per Share (cents) (4)	58		(98)		4		(20)		28		7

Summary Balance Sheet

Total Debt	$17,828		$261,656	(5)	$248,716	(5)	$30,976		$20,198		$16,253

Total Assets	$27,270		$302,388	(5)	$400,853	(5)	$38,999		$37,612		$28,442

Shareholders’ Equity (6, 7)	$1,717		$410		$832		$7,974	(8)	$8,938	(8)	$4,927	(8)

(1)   Seven Arts changed its fiscal year end from March 31 to June 30 during the fiscal period ended June 30, 2008. The three month results compare the three months ended June 30, 2008 (audited) with the three months ended June 30, 2007 (unaudited).
(2)   Under UK GAAP, Seven Arts recorded the $1,623,000 gain attributable to the settlement of debt as revenue in fiscal year ended March 31, 2007, whereas under IFRS it would have been treated as a below the line net income item.
(3)   Other income of $5,601,683 recorded in the period ending June 30, 2009 reflects cancellation of indebtedness arising from the decision of a lender to Seven Arts Future Flow 1 ("SFF"), a limited liability company owned by SAP Inc., to take control of twelve motion pictures owned by SFF and pledged to secure an $8,300,000 loan to Arrowhead Target Fund Ltd. ("Arrowhead"). Since the Company no longer controls the licensing of these motion pictures, it has removed all investment in and receivables relating to the pictures pledged to Arrowhead as assets, and has removed all limited recourse indebtedness and accrued interest related to the Arrowhead loan as liabilities from its balance sheet, resulting in a net gain in the above amount.

(4)   The attached audited Consolidated Financial Statements for the three month period ended June 30, 2008 and each of the three years ended March 31, 2008, show income per share figures calculated using the weighted average number of shares outstanding in each period. A 5 for 1 reverse stock split occurred on the last day of the December 31, 2008 financial period. The income per share figures in the table above have been adjusted to show the effect of the 5 for 1 reverse stock split as if it had occurred on the first day of the Fiscal Year ended March 31, 2006.
(5)   In May 2008, Seven Arts completed a transaction with Zeus Partners LLP that raised capital for investment into the production and distribution costs of the Company’s existing and future motion picture productions and acquisitions. The total investment raised was approximately $268,000,000. $10,917,087 of the net proceeds from that transaction received by the Company, which totaled $16,002,766, were accounted for as a reduction in the carrying value of its film costs on the balance sheet, while the balance of approximately $5,085,679 was recorded as fee income in the Fiscal Year ended June 30, 2009.
      Accounting for the Zeus investments has resulted in the recognition of substantial assets and liabilities arising from the related financing arrangements for the Fiscal Year ended March 31, 2008 and for the three months ended June 30, 2008. These assets and liabilities are essentially offsetting. The Zeus investments accounted for restricted cash on the balance sheet of $198,405,009 and $112,394,240 as of March 31, 2008 and June 30, 2008, respectively, the creation of receivables from investors of $53,601,395 and $247,322,586, the creation of deferred income of $27,247,893 and $118,067,801 and the creation of short term bank loans aggregating $225,444,481 and $225,478,399. The debt associated with the Zeus transaction was retired with the restricted cash balances on May 19, 2009 and the remaining accounts relating to the Zeus investment were concurrently eliminated from our balance sheet as of that same date. Therefore, the impact of the Zeus investment has been entirely eliminated from the Company’s balance sheet as of our Fiscal Year ended June 30, 2009.
(6)   Convertible Debentures owned by Langley Park Investment Trust PLC are treated as Shareholder’s Equity under IFRS and as Shareholders’ Funds under UK GAAP. As of June 30, 2009, the value of such debentures outstanding was approximately $3,432,000 as it was in all periods except March 31, 2006 when it was approximately $5,204,000. Langley converted 1,250,000 of the 3,000,000 Debentures into 1,000,000 ordinary shares on March 15, 2007.
(7)   Convertible Preference Shares owned by Armadillo Investment PLC until November 20, 2008, and then by the Company’s Employee Benefit Trust ("EBT"), are treated as Shareholders’ Equity under IFRS and as Shareholders’ Funds under UK GAAP. As of June 30, 2009, the value of the 500,000 preference shares that had not been converted amounted to $1,539,800. For all previous periods the 3,000,000 preference shares were valued at $5,669,000.The EBT converted 2,500,000 of the 3,000,000 Preference Shares into 2,000,000 ordinary shares on November 20, 2008.
(8)   Shareholders’ Equity for the periods previous to March 31, 2008 included $5,207,599 of goodwill arising from the reverse takeover of Cabouchon plc by Seven Arts. This goodwill was written off when the Company converted to IFRS accounting.

3.A.3.  Exchange Rates
Table No. 4 sets forth the exchange rates for the UK pound sterling at the end of the Fiscal Year Ended June 30, 2009, the three months ended June 30, 2008 and the previous Fiscal Years ended March 31 , as well as the average rates for the periods, and the range of high and low rates for the periods.  The data for the end of each month during the most recent twelve months is also provided.

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

Table No. 4
US Dollar to UK Pounds Sterling

Period	Average	High	Low	Close
February 2010	1.5629	1.6069	1.5152	1.5242
January 2010	1.6155	1.6457	1.5896	1.5992
December 2009	1.6239	1.6720	1.5832	1.5928
November 2009	1.6591	1.6877	1.6261	1.6514
October 2009	1.6164	1.6692	1.5707	1.6526
September 2009	1.6332	1.6741	1.5769	1.5922
August 2009	1.6554	1.7042	1.6153	1.6275
July 2009	1.6361	1.6743	1.5983	1.6450
June 2009	1.6355	1.6658	1.5801	1.6520
May 2009	1.5395	1.6194	1.4703	1.6194
April 2009	1.4732	1.5066	1.3653	1.4718
March 2009	1.4170	1.4776	1.3653	1.4214
February 2009	1.4422	1.4936	1.3960	1.4276
January 2009	1.4496	1.5373	1.3501	1.4307

Fiscal Year Ended 6/30/09	1.6170	2.0148	1.3501	1.6520
Three Months Ended 6/30/08	1.9678	1.9952	1.9411	1.9954
Fiscal Year Ended 3/31/08	2.0010	2.0397	1.9715	1.9951
Fiscal Year Ended 3/31/2007	1.8928	1.9915	1.7248	1.9625
Fiscal Year Ended 3/31/2006	1.7863	1.9216	1.7048	1.7398

3.B.  Capitalization and Indebtedness
N/A

3.C.  Reasons For The Offer And Use Of Proceeds
N/A

3.D.  Risk Factors

Risks Relating to The Company’s Business

The Company’s success depends on certain key employees.

The Company’s success depends to a significant extent on the performance of a number of senior management and other key employees, including production and creative personnel. The Company particularly depends upon its Chairman and Chief Executive Officer, Peter Hoffman, whose employment agreement grants him the right, as long as he is employed by the Company, to approve or control all artistic and business decisions regarding motion pictures that the company acquires, produces or distributes. As a result, the Company’s success depends to a significant extent on Mr. Hoffman’s creative and business decisions regarding the motion pictures acquired, produced and distributed by Seven Arts.

The Company does not have any "key person" life insurance for any of its officers or directors. The Company has entered into employment agreements with its top executive officers.  These agreements entitle the Company to possible injunctive relief for breach of the agreements but do not include any “non-compete” covenants. These agreements cannot assure the Company of the continued services of such employees. In addition, competition for the limited number of business, production and creative personnel necessary to create and distribute the Company’s entertainment content is intense and may grow in the future. The Company’s inability to retain or successfully replace where necessary members of its senior management and other key employees could have a material adverse effect on the business, results of operations and financial condition of the Company.

The Company’s interests may conflict with those of its Chairman and Chief Executive Officer.

The Company has entered into a series of agreements with Mr. Hoffman and his affiliated companies which may result in the Company’s interests differing from theirs (see “6.C.2 Directors’ Service Contracts”).  One of these agreements concerns a financing arrangement that Seven Arts Pictures, Inc. (“SAP”), a company controlled by Mr. Hoffman, entered into with Cheyne for the production of the Company’s motion pictures which has been secured with (i) the motion picture assets on six of the Company’s motion pictures and (ii) 1,607,000 of the Company’s ordinary shares beneficially owned by Mr. Hoffman.  The Company intends to satisfy the obligations under this financing arrangement, and as a result, would retain its rights to the motion picture assets that were used to secure the financing and SAP would maintain its control position in the Company.  Satisfying the obligations under this financing arrangement may provide divergent benefits to the Company and to Mr. Hoffman.

Other agreements that the Company has entered into with Mr. Hoffman and his affiliates that may result in conflicts of interest include his employment agreement which grants Mr. Hoffman rights to produce certain “remakes“ and “sequels” to the Company’s motion pictures and an Intercompany Agreement which provides that SAP will own limited liability companies in the United States, with all distribution rights and profits thereof for the Company’s account and provide other services for the Company’s account and by which has SAP assigned to the Company any results and proceeds arising from services performed by SAP on the Company’s behalf.  See 7.B Related Party Transactions.

The Company’s failure to repay obligations under the Arrowhead Loan and Cheyne Loan could result in the loss of assets that have been pledged and the loss of the Chief Executive Officer’s beneficial interest in the Company’s ordinary shares.

Seven Arts Future Flow I (“SFF”), a limited liability company owned by SAP, one of the Company’s controlling shareholders and a company controlled by Mr. Hoffman, obtained financing from the Arrowhead Target Fund, Ltd. (“Arrowhead”) of approximately $8,300,000 (the “Arrowhead Loan”).  The Company secured the Arrowhead Loan with liens on 12 motion pictures that generated revenues of $820,026 in the Fiscal Year Ended June 30, 2009, $2,739,800 in the Fiscal Year Ended March 31, 2008 and $544,478 in the three month period ended June 30, 2009. The Arrowhead Loan is recorded in the Company’s audited financial statements as a $8,300,000 liability as of December 31, 2008. The Company’s only liability is to repay the Arrowhead Loan from the proceeds of the film assets pledged against the Arrowhead Loan. The Company is not required to repay the Arrowhead Loan from any of its other assets or revenues.

The Arrowhead Loan is now due, and SFF has not paid the outstanding principle and interest due thereon. Arrowhead has the right to foreclose on the pledged film assets, but has not done so at the present time. SFF has received a default notice to this effect, and as a result Arrowhead is now collecting directly all sums receivable by us with respect to these motion pictures, and has appointed a new servicing agent for these motion pictures with the result that we no longer control the licensing of these motion pictures. Failure to repay or refinance the Arrowhead Loan could result in a material disposition of assets through the loss of the Company’s rights to thirteen motion pictures and related loss of revenues in amounts that are difficult to predict.

As a result of the foregoing, the Company has removed all investment in, and receivables relating to the thirteen motion pictures pledged to Arrowhead as assets, and has removed all limited recourse indebtedness related to these motion pictures as liabilities from the Company’s consolidated balance sheet for the Fiscal Year ended June 30, 2009. Arrowhead has made a claim against the Company by reason of monies the Company has collected from distribution of these motion pictures and not paid to Arrowhead based on the Company’s interpretation of the transactional contracts. The Company has established a reserve to cover what management believes is the potential liability that may be claimed in the attached consolidated financial statements .

Arrowhead has also advised the Company it  believes the Company is liable for any deficiencies that may arise from  SFF not meeting its obligations under the loan agreement. While Arrowhead has not made a formal claim against the Company, the Company believes it has no obligation to guaranty SFF’s financial performance under the loan agreement and should Arrowhead make a demand , the Company intends to vigorously defend itself . Due to the uncertainly of the potential claim, the Company cannot at this time predict the ultimate outcome  of  this unasserted claim, if any , that may occur and could have a material adverse effect on our business, financial condition and results of operations.

The Company also obtained financing of an aggregate of approximately $7,500,000 from Arrowhead Consulting Group LLC (“ACG”) for $1,000,000 and Cheyne for $6,500,000 ("Cheyne Loan") at a rate of interest of 19% and 18% per annum, respectively.  SAP, one of the Company’s controlling shareholders and a company controlled by Mr. Hoffman, Chief Executive Officer of the Company, secured the ACG Loan and the Cheyne Loan with 1,607,000 of the Company’s ordinary shares beneficially owned by Mr. Hoffman (representing approximately 23% of the Company’s outstanding shares), and the Company secured ACG Loan and the Cheyne Loan with liens on six motion pictures that generated aggregate revenues of $2,326,078,over the Fiscal Years ended June 30, 2009 and March 31, 2008 and the three month period ended June 30, 2009, plus a second position security interest in the motion pictures pledged under the Arrowhead Loan. The Cheyne Loan matured on September 30, 2007. The Company repaid all sums then due to Cheyne, a sum of approximately $6,500,000, in April 2008, and received an assignment from Cheyne of their senior secured position on the film assets, including Cheyne’s subordination agreement with ACG.

ACG has demanded payment of the ACG Loan of $1,000,000. Failure to repay or refinance the ACG Loan could result in the loss of the Company’s rights to six motion pictures and the Company’s Chief Executive Officer, through his interest in SAP, could lose his equity position in the Company.

The Company faces substantial capital requirements and financial risks.

The Company’s business requires a substantial investment of capital.  The production, acquisition and distribution of motion pictures require a significant amount of capital. A significant amount of time may elapse between the Company’s expenditure of funds and the receipt of commercial revenues or tax credits derived from the production of its motion pictures. This time lapse requires the Company to fund a significant portion of its capital requirements from various financing sources. The Company cannot be certain that it can continue to successfully implement these financing arrangements or that the Company will not be subject to substantial financial risks relating to the production, acquisition, completion and release of future motion pictures. The Company currently employs a variety of structuring techniques, including debt or equity financing, in an effort to achieve its investment objectives. The Company cannot be certain that it will be able to negotiate structures which accomplish its objectives. The Company intends to increase (through internal growth or acquisition) its production slate or its production budgets, and if the Company does, it will be required to increase overhead and/or make larger up-front payments to talent and, consequently, bear greater financial risks. Any of the foregoing could have a material adverse effect on the business, results of operations and financial condition of the Company.

The costs of producing and marketing feature films have steadily increased and may further increase in the future, which may make it more difficult for a film to generate a profit or compete against other films.  The costs of producing and marketing feature films have generally increased in recent years. These costs may continue to increase in the future, which may make it more difficult for the Company’s films to generate a profit or compete against other films. Historically, production costs and marketing costs have risen at a higher rate than increases in either the number of domestic admissions to movie theaters or admission ticket prices. A continuation of this trend would leave the Company more dependent on other media, such as home video, television, international markets and new media for revenue, and the revenues from such sources may not be sufficient to offset an increase in the cost of motion picture production. If the Company cannot successfully exploit these other media, it could have a material adverse effect on the business, results of operations and financial condition of the Company.

Budget overruns may adversely affect the Company’s business.  The Company’s business model requires that it be efficient in the production of its motion pictures. Actual motion picture production costs often exceed their budgets, sometimes significantly. The production, completion and distribution of motion pictures are subject to a number of uncertainties, including delays and increased expenditures due to creative differences among key cast members and other key creative personnel or other disruptions or events beyond the control of the Company. Risks such as death or disability of star performers, technical complications with special effects or other aspects of production, shortages of necessary equipment, damage to film negatives, master tapes and recordings or adverse weather conditions may cause cost overruns and delay or frustrate completion of a production. If a motion picture incurs substantial budget overruns, the Company may have to seek additional financing from outside sources to complete production. The Company cannot be sure that such financing on terms acceptable to the Company will be available, and the lack of such financing could have a material adverse effect on the business, results of operations and financial condition of the Company.

In addition, if a motion picture production incurs substantial budget overruns, the Company cannot be sure that it will recoup these costs, which could have a material adverse effect on the business, results of operations and financial condition of the Company. Increased costs incurred with respect to a particular film may result in any such film not being ready for release at the intended time and the postponement to a potentially less favorable time, all of which could cause a decline in box office performance, and, thus, the overall financial success of such film. Budget overruns could also prevent a picture from being completed or released. Although none of these events has occurred to the Company to date, any of the foregoing could have a material adverse effect on the business, results of operations and financial condition of the Company.

A substantial number of Seven Arts’ motion pictures did not generate enough revenue to satisfy financing obligations secured by those motion pictures, and the Company’s future motion pictures may not generate enough revenue to satisfy obligations entered into to finance their production.

The Company has obtained financing for most of its motion pictures and secured those financings with the assets from those and other motion pictures. If the Company is unable to generate sufficient revenues to repay those obligations under the terms of the financings, the Company loses those motion picture assets and any future revenues that could be derived from those assets.  As noted, the revenues of the 12 and 6 motion pictures securing the Arrowhead Loan and the ACG Loan, respectively, have not met the Company’s estimates, and as a result, the Company has not been able to repay those loans in the periods set out in those loans.  If the Company is unable to amend the terms of those loans or satisfy them otherwise, it could lose those motion picture assets.

Additionally, the Company’s revenues from certain tax advantaged transactions were not sufficient to enable it to satisfy a €1,000,000 convertible debenture loan from Trafalgar Capital Special Investment Fund that came due on June 30, 2009.  On August 25, 2009 the Company paid Trafalgar $1,000,000 as a partial payment on this loan. The balance on the Trafalgar loan is currently past due.

The Company cannot be sure that a failure to repay these obligations will not make the terms of future financings more onerous or prohibitive.  The Company also cannot be sure that its estimates of revenues from motion pictures securing any other current or future financings will be accurate, and that it will be able to satisfy those financings with the revenues from the motion pictures securing those financings. The loss of motion picture assets as a result of any such default would adversely affect the business of the Company.

The Company’s revenues and results of operations may fluctuate significantly.

Revenues and results of operations are difficult to predict and depend on a variety of factors.  The Company’s revenues and results of operations depend significantly upon the performance of the motion pictures that it licenses for distribution, which cannot be predicted with certainty. Accordingly, the revenues and results of operations of the Company may fluctuate significantly from period to period, and the results of any one period may not be indicative of the results for any future periods. Furthermore, largely as a result of these predictive difficulties, the Company may not be able to achieve analysts’ projected earnings. Revisions to projected earnings could cause investors to lose confidence in the Company, which in turn could materially and adversely affect the Company’s business, the Company’s financial condition and the market value of the Company’s securities.

Accounting practices used in the Company’s industry may accentuate fluctuations in operating results.  In addition to the cyclical nature of the entertainment industry, The Company’s accounting practices (which are standard for the industry) may accentuate fluctuations in its operating results. While such fluctuations have not occurred to date, the Company may in the future experience such fluctuations due to industry-wide accounting practices. In accordance with U.K. and U.S. generally accepted accounting principles and industry practice, the Company amortizes film and television programming costs using the “individual-film-forecast” method. Under this accounting method, the Company amortizes film costs using the “individual-film-forecast” method, whereby these costs are amortized and participations and residuals costs are accrued in the proportion that current year’s revenue bears to management’s estimate of ultimate revenue at the beginning of the current year expected to be recognized from the exploitation, exhibition or sale of the films. The great majority of a film's costs (80% or more) are generally amortized within three years of the picture's initial release.

Ultimate revenue includes estimates over a period not to exceed ten years following the date of initial release. Film costs are stated at the lower of amortized cost or estimated fair value. Individual film costs are reviewed on a title-by-title basis, when an event or change in circumstances indicates that the fair value of a film is less than its unamortized cost. The fair value of the film is determined using management’s future revenue and cost estimates and a discounted cash flow approach. Additional amortization is recorded in the amount by which the unamortized costs exceed the estimated fair value of the film. Estimates of future revenue involve measurement uncertainty and it is therefore possible that reductions in the carrying value of investment in films may be required as a consequence of changes in management’s future revenue estimates.

The Company depends on a limited number of projects, and the loss or failure of a major project could have a material adverse effect on the business of the Company. The Company’s revenue is generated from a limited number of films.  Films that the Company develops, finances, or licenses for distribution vary due to the opportunities available to the Company and to targeted audience response, both of which are unpredictable and subject to change.  The loss or failure of a major project could have a material adverse effect on the results of operations and financial condition as well as on the market price of the securities of the Company.  The Company cannot be sure that any project it undertakes or participates in will be successful.

The Company relies upon pre-sales, advances and guarantees.

The Company attempts to minimize some of the financial risks normally associated with motion picture production by obtaining, at various stages prior to release of its motion pictures, advances and guarantees from distributors in exchange for distribution rights to such pictures in particular territories.  Advances and guarantees paid by a distributor for distribution rights to a film generally represent a minimum purchase price for such rights. While guarantees from distributors reduce some of the financial risk of the Company’s motion pictures by guaranteeing the receipt of certain revenues upon delivery of these motion pictures for distribution, such advances and guarantees do not assure the profitability of the Company’s motion pictures or the Company's operations.  While the licensing of distribution rights in exchange for advances and guarantees reduces the risk to the Company with respect to unsuccessful films, it may also result in the Company receiving lower revenues with respect to highly successful films than if such licensing of distribution rights were made upon different terms that, for example, might have provided lower or no advances and guarantees to the Company but also a lower distribution fee (i.e. a lower percentage of gross revenues) to the distributor. The Company believes the international “pre-sale” market has become increasingly difficult to navigate resulting in fewer “pre-sales” with lower minimum guarantees, and this situation may continue for the indefinite future. As the international marketplace for motion pictures demands increasingly costly motion pictures, the Company cannot be certain that the amount of advances and guarantees which it anticipates generating on a given film project will be greater than or equal to its cost of producing such motion picture.

In today's rapidly changing and competitive marketplace for motion pictures, it is possible that the amount of such advances and guarantees alone, after payment of our operating expenses, even if greater than the direct cost to the Company of producing a specific film, will not be sufficient to provide the Company with a significant return on its invested capital. Should the Company incur higher than expected overhead or production expenses, that amount may not be sufficient to provide a return of all or substantially all of the Company’s invested capital.  To the extent that the Company does not produce one or more films that generate overages for the Company, there may be a material adverse effect upon the Company and the potential for returns on, and even the return of, the Company’s capital.

The Company has a limited operating history.

The Company’s predecessor was formed in 1992, and later transferred all its motion picture assets to SAP, one of the Company’s controlling shareholders and a company controlled by Peter Hoffman, Chief Executive Officer of the Company, in October, 2002. SAP acquired control of the Company in September 2004 by a transfer of all its motion picture rights to Seven Arts Filmed Entertainment Limited, the Company’s wholly owned subsidiary. Although the Company’s predecessors have a more extensive operating history, the Company began operations in its current form and business strategy in September, 2004. As a result, investors will have only a limited period of motion picture operations to evaluate the performance of the Company.

The Company currently lacks a credit facility.

The Company does not have any credit facility with respect to financing production of its motion pictures.  The Company has primarily depended upon financing arrangements tied to specific motion pictures for the funding of its productions.  Given the tightening of credit markets, the Company is seeking to establish a credit facility to provide more flexibility in the funding of its productions or operations. The Company cannot be sure that it can secure a credit facility or that, if the Company secures a credit facility, the terms will be favorable to the Company.

The Company faces risks from doing business internationally.

The Company distributes motion pictures outside the United States through third-party licensees and derives revenues from these sources. As a result, the business of the Company is subject to certain risks inherent in international business, many of which are beyond its control. These risks include:

•	laws and policies affecting trade, investment and taxes, including laws and policies relating to the repatriation of funds and withholding taxes, and changes in these laws,

•	changes in local regulatory requirements, including restrictions on content,

•	differing cultural tastes and attitudes,

•	differing degrees of protection for intellectual property,

•	financial instability and increased market concentration of buyers in foreign television markets, including in European pay television markets,

•	the instability of foreign economies and governments and

•	war and acts of terrorism.

 Events or developments related to these and other risks associated with international trade could adversely affect the Company’s revenues from non-U.S. sources, which could have a material adverse effect on the business, financial condition and results of operations of the Company.

Amendments to current laws and regulations governing the Company’s operations could have a material adverse impact on its business.

The Company’s operations are subject to substantial government regulation, particularly regulations governing the use of tax credits granted during film production in Louisiana, the United Kingdom, Canada and Hungary. The Company receives a substantial portion of the financing for its motion picture production from tax credits and other tax preferred financings. Amendments to current laws and regulations governing these tax credits or other aspects of the Company’s business, including intellectual property and censorship laws, could increase the Company’s costs of operations, reduce its revenues, jeopardize the ownership of certain assets or increase the cost of financing its motion pictures. Tax regulations, intellectual property laws or other rules and regulations affecting the Company’s business may be changed in a manner which may adversely affect the Company and its ability to operate its business plan.

The production of a larger budget motion picture may adversely affect the Company’s operating results.

Historically, the Company has primarily produced motion pictures with budgets of between $2 million and $15 million.  The Company may occasionally produce a motion picture with a larger budget of between $30 million and $50 million.  To produce such a motion picture, the Company believes that it will need to co-produce such motion pictures with major studios, or with one or more other independent production companies, and ensure a studio-wide release and a commitment to cover P&A costs.  To date, the Company has not produced or co-produced a motion picture with a budget in that range.  The Company cannot be sure that it can successfully produce and distribute motion pictures in that budgetary range, that it can find a major studio to co-produce such motion pictures or that it can secure a studio-wide release or a commitment from a studio to cover P&A costs.

The Company may not be able to execute its distribution strategy with CineWorks Media, LLC.

The Company intends to make an investment from its working capital of up to $3,000,000 of equity in CineWorks Media, LLC, if it completes its current private placement offering, representing less than 10% of CineWork’s equity. If CineWorks is formed as was most recently described to the Company, it will be an independent distributor of rights of motion pictures in the United States and Canada. The Company intends to have CineWorks Media distribute some or all of its motion pictures in the United States and Canada. CineWorks Media will be managed separately from the Company. The Company cannot guarantee that it will be able to successfully invest in CineWorks Media, that it will be able to enter into a distribution arrangement on acceptable terms with CineWorks Media or that CineWorks will successfully become a distributor of motion picture rights and that the Company will be able to recoup its investment. A failure of any of the above may result in the Company being unable to execute its proposed change in its distribution strategy in the United States and Canada and losing any investment that the Company may make in CineWorks.

Risks Relating to the Motion Picture Industry

The Company’s success depends on external factors in the motion picture industry.

The Company’s success depends on the commercial success of motion pictures, which is unpredictable.  Operating in the motion picture industry involves a substantial degree of risk. Each motion picture is an individual artistic work, and inherently unpredictable audience reactions primarily determine commercial success. Generally, the popularity of the Company’s motion pictures depends on many factors, including public reception, the format of their initial release, for example, theatrical or direct-to-video, the actors and other key talent, their genre and their specific subject matter. The commercial success of the Company’s motion pictures also depends upon the quality and acceptance of motion pictures that the Company’s competitors release into the marketplace at or near the same time, critical reviews, the availability of alternative forms of entertainment and leisure activities, general economic conditions and other tangible and intangible factors, many of which the Company cannot control and all of which may change. The Company cannot predict the future effects of these factors with certainty, any of which factors could have a material adverse effect on the business, results of operations and financial condition of the Company.

In addition, because a motion picture’s performance in ancillary markets, such as home video and pay and free television, is often directly related to its box office performance or television ratings, poor box office results or poor television ratings may negatively affect future revenue streams. The Company’s success will depend on the experience and judgment of its management to select and develop new investment and production opportunities. The Company cannot be sure that its motion pictures will obtain favorable reviews or ratings, or that its motion pictures will perform well at the box office or in ancillary markets. The failure to achieve any of the foregoing could have a material adverse effect on the business, results of operations and financial condition of the Company.

Changes in the United States, global or regional economic conditions could adversely affect the profitability of the Company’s business.  The current severe decrease in economic activity in the United States or in other regions of the world in which the Company does business could adversely affect demand for its films, thus reducing the Company’s revenue and earnings. A decline in economic conditions could reduce performance of the Company’s theatrical, television and home entertainment releases. In addition, an increase in consumer costs generally, or consumer costs in a particular sector of the entertainment industry, could result in a shift in consumer demand away from the entertainment the Company offers, which could also adversely affect the Company’s revenues and, at the same time, increase its costs.

Distributors’ failure to promote the Company’s programs may adversely affect its business.  Licensed distributors’ decisions regarding the timing of release and promotional support of the Company’s motion pictures and related products are important in determining the success of these pictures and products. The Company does not control the timing and manner in which its licensed distributors distribute the Company’s motion pictures. Any decision by those distributors not to distribute or promote one of the Company’s motion pictures or related products or to promote the Company’s competitors’ motion pictures or related products to a greater extent than they promote those of the Company could have a material adverse effect on the business, results of operations and financial condition of the Company.

The Company could be adversely affected by strikes, potential strikes or other union job actions.  The Company directly or indirectly depends upon highly specialized union members who are essential to the production of motion pictures. A strike by, or a lockout of, one or more of the unions that provide personnel essential to the production of motion pictures could delay or halt the Company’s ongoing production activities. In November 2007, the members of the Writer’s Guild of America went on strike, and a new agreement was not approved until February 2008. Additionally, the Directors Guild of America and Screen Actors Guild (“SAG”) collective bargaining agreements expired in 2008. An agreement has been reached with the Directors Guild and SAG, which agreement expired on June 30, 2008, but the SAG agreement has not yet been approved by SAG members at a scheduled vote. A SAG or other union strike or action, depending on the length of time, could cause a delay or interruption in the production and release of new motion pictures, which could have a material adverse effect on the business, results of operations and financial condition of the Company.

Almost all financing of the production of motion pictures by independent production companies involves third parties providing film production completion bonds to guarantee the repayment of the financings upon the abandonment of production if certain conditions are met.  Such film completion bonds do not provide for the repayment of the financing if a production is abandoned due to a strike.  Without such waivers and in view of a potential strike, there may be dramatically less financing of the production of motion pictures by independent production companies as it will be difficult or impossible to obtain a film production completion bond, and it may be too risky to start films where production could be interrupted by a strike.

The Company faces substantial competition in all aspects of its business.

The Company is smaller and less diversified than many of its competitors.  As an independent distributor and producer, the Company constantly competes with major U.S. and international studios and independent producers and distributors. Most of the major U.S. studios are part of large diversified corporate groups with a variety of other operations, including television networks and cable channels, which can provide both the means of distributing their products and stable sources of earnings that may allow them better to offset fluctuations in the financial performance of their motion picture operations. In addition, the major studios and larger independent producers and distributors have more resources with which to compete for ideas, storylines and scripts created by third parties as well as for actors, directors and other personnel required for production. The resources of the major studios and larger independent producers and distributors may also give them an advantage in acquiring other businesses or assets, including film libraries, that the Company might also be interested in acquiring. The Company’s inability to compete successfully could have a material adverse effect on the business, results of operations and financial condition of the Company.

The motion picture industry is highly competitive and at times may create an oversupply of motion pictures in the market.  The number of motion pictures released by competitors of the Company may create an oversupply of product in the market, reduce the Company’s share of box office receipts and make it more difficult for its films to succeed commercially. Oversupply may become most pronounced during peak release times, such as school holidays and national holidays, when theater attendance is expected to be highest. For this reason, and because of its more limited production and advertising budgets, generally provided by third party distributors, the Company typically does not release its films during peak release times, which may also reduce the Company’s potential revenues for a particular release. Moreover, the Company cannot guarantee that it can release all of its films when they are otherwise scheduled. In addition to production or other delays that might cause the Company to alter its release schedule, a change in the schedule of a major studio may force the Company to alter the release date of a film because the Company cannot always compete with a major studio’s larger promotion campaign. Any such change could adversely impact a film’s financial performance. In addition, if the Company cannot change its schedule after such a change by a major studio because it is too close to the release date, the major studio’s release and its typically larger promotion budget may adversely impact the financial performance of the Company’s film. The foregoing could have a material adverse effect on the business, results of operations and financial condition of the Company.

The limited supply of motion picture screens compounds this product oversupply problem. Currently, a substantial majority of the motion picture screens in the United States typically are committed at any one time to only ten to fifteen films distributed nationally by major studio distributors. In addition, as a result of changes in the theatrical exhibition industry, including reorganizations and consolidations and the fact that major studio releases occupy more screens, the number of screens available to the Company when it wants to release a picture may decrease. If the number of motion picture screens decreases, box office receipts, and the correlating future revenue streams, such as from home video and pay and free television, of the Company’s motion pictures may also decrease, which could have a material adverse effect on the business, results of operations and financial condition of the company.

DVD sales have been declining, which may adversely affect the Company’s growth prospects and results of operations.

Several factors, including weakening economic conditions, the deteriorating financial condition of major retailers, the maturation of the DVD format, increasing competition for consumer discretionary spending and leisure time, piracy and increased competition for retailer shelf space, are contributing to an industry-wide decline in DVD sales both domestically and internationally. The high definition format war between the HD DVD and Blu-ray formats ended in February 2008 with Toshiba Corporation’s announcement of its decision to discontinue its HD DVD businesses; however, reduced consumer discretionary spending in a challenging economic environment, may slow widespread adoption of the Blu-ray format or lead consumers to forego adopting a high definition DVD format altogether, which would adversely affect DVD sales. DVD sales also may be negatively affected as consumers increasingly shift from consuming physical entertainment products to digital forms of entertainment. The motion picture industry faces a challenge in managing the transition from physical to electronic formats in a manner that continues to support the current DVD business and its relationships with large retail customers and yet meets the growing consumer demand for delivery of motion pictures in a variety of electronic formats. The Company cannot  be sure that home video wholesale prices can be maintained at current levels, due to aggressive retail pricing, digital competition and other factors. In addition, in the event of a protracted economic downturn, reduced consumer discretionary spending could lead to further declines in DVD sales. A decline in DVD sales may have a disproportionate affect on the Company and its results of operations as a number of the Company’s releases only have a limited theatrical release or are released direct-to-DVD.

The Company must successfully respond to rapid technological changes and alternative forms of delivery or storage to remain competitive.

Advances in technologies or alternative methods of product delivery or storage or certain changes in consumer behavior driven by these or other technologies and methods of delivery and storage could have a negative effect on the business of the Company. Examples of such advances in technologies include video-on-demand, new video formats and downloading and streaming from the internet. An increase in video-on-demand could decrease home video rentals. Similarly, further increases in the use of portable digital devices that allow users to view content of their own choosing while avoiding traditional commercial advertisements could adversely affect the revenues of the Company. Other larger entertainment distribution companies will have larger budgets to exploit these growing trends. The Company cannot predict how it will financially participate in the exploitation of its motion pictures through these emerging technologies or whether the Company has the right to do so for certain of its library titles. If the Company cannot successfully exploit these and other emerging technologies, it could have a material adverse effect on the business, results of operations and financial condition of the Company.

Protecting and defending against intellectual property claims may have a material adverse effect on the business of the Company.

The Company’s  ability to compete depends, in part, upon successful protection of its intellectual property. The Company does not have the financial resources to protect its rights to the same extent as major studios. The Company is not a member of the Motion Picture Association of America (“MPAA”) as are the major studios and as a result cannot rely on MPAA resources to prevent piracy and copyright infringements. The Company attempts to protect proprietary and intellectual property rights to its productions through available copyright and trademark laws and licensing and distribution arrangements with reputable international companies in specific territories and media for limited durations. Despite these precautions, existing copyright and trademark laws afford only limited practical protection in certain countries. The Company also distributes its products in other countries in which there is no copyright or trademark protection. As a result, it may be possible for unauthorized third parties to copy and distribute the Company’s productions or certain portions or applications of its intended productions, which could have a material adverse effect on the business, results of operations and financial condition of the Company.

Litigation may also be necessary in the future to enforce the Company’s intellectual property rights, to protect its trade secrets, or to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement or invalidity. Any such litigation could result in substantial costs and the diversion of resources and could have a material adverse effect on the business, results of operations and financial condition of the Company. The Company cannot be sure that infringement or invalidity claims will not materially adversely affect its business, results of operations and financial condition. Regardless of the validity or the success of the assertion of these claims, the Company could incur significant costs and diversion of resources in enforcing its intellectual property rights or in defending against such claims, which could have a material adverse effect on the business, results of operations and financial condition of the Company.

Others may assert intellectual property infringement claims against the Company.

One of the risks of the film production business is the possibility that others may claim that the Company’s productions and production techniques misappropriate or infringe the intellectual property rights of third parties with respect to their previously developed films, stories, characters, other entertainment or intellectual property. The Company may receive in the future claims of infringement or misappropriation of other parties’ proprietary rights, although the Company has to date been served with only one such claim which was settled on favorable terms. Any such assertions or claims may materially adversely affect the business, financial condition or results of operations of the Company. Irrespective of the validity or the successful assertion of such claims, the Company could incur significant costs and diversion of resources in defending against them, which could have a material adverse effect on the business, financial condition or results of operations of the Company. If any claims or actions are asserted against the Company, the Company may seek to settle such claim by obtaining a license from the plaintiff covering the disputed intellectual property rights. The Company cannot be sure, however, that under such circumstances a license, or any other form of settlement, would be available on reasonable terms or at all.

The Company’s business involves risks of liability claims for media content, which could adversely affect the business, results of operations and financial condition of the Company.

As a licensor of media content, the Company may face potential liability for:

•	defamation,

•	invasion of privacy,

•	negligence,

•	copyright or trademark infringement (as discussed above), and

•	other claims based on the nature and content of the materials distributed.

These types of claims have been brought, sometimes successfully, against producers and licensors of media content. Any imposition of liability that is not covered by insurance or is in excess of insurance coverage could have a material adverse effect on the business, results of operations, and financial condition of the Company.

Piracy of motion pictures, including digital and internet piracy, may reduce the gross receipts from the exploitation of the Company’s films.

Motion picture piracy is extensive in many parts of the world and is made easier by technological advances and the conversion of motion pictures into digital formats. This trend facilitates the creation, transmission and sharing of high quality unauthorized copies of motion pictures in theatrical release, on videotapes and DVDs, from pay-per-view through set top boxes and other devices and through unlicensed broadcasts on free television and the internet. The proliferation of unauthorized copies of these products has had and will likely continue to have an adverse effect on the Company’s business, because these unauthorized pirated copies reduce the revenue received from the Company’s products. Additionally, to contain this problem, the Company may have to implement elaborate and costly security and anti-piracy measures, which could result in significant expenses and losses of revenue. The Company cannot be sure that even the highest levels of security and anti-piracy measures will prevent piracy.

In particular, unauthorized copying and piracy are prevalent in countries outside of the United States, Canada and Western Europe, whose legal systems may make it difficult for the Company to enforce its intellectual property rights. While the U.S. government has publicly considered implementing trade sanctions against specific countries that, in its opinion, do not make appropriate efforts to prevent copyright infringements of U.S. produced motion pictures, the Company cannot be sure that any such sanctions will be enacted or, if enacted, will be effective. In addition, if enacted, such sanctions could impact the amount of revenue that the Company realizes from the international exploitation of motion pictures. If no embargoes or sanctions are enacted, or if other measures are not taken, the Company may lose revenue as a result of motion picture piracy.

There is a potential for disputes and litigation in the motion picture business.

The motion picture business is more subject to disputes and litigation than comparable businesses.  There is a risk of disputes and litigation with financiers, competitors, putative rights owners, unions, producers and other talent, and with distributors.  The Company cannot be sure that it will prevail in the event of any disputes or litigation.  The Company has failed to prevail in an arbitration regarding 9 ½ Weeks II, which could result in payment by the Company of as much as $700,000. The Company fully reserved for such a payment in the Fiscal Year ended June 30, 2009.

Risks Relating to the Company’s Shares

The Company has not paid dividends to date and does not intend to pay any dividends in the near future.

The Company has never paid dividends on its ordinary shares and presently intends to retain any future earnings to finance the operations of its business. Shareholders may never receive any dividends on their shares.

The exercise of stock options, the conversion of redeemable debentures, or preference shares or the later sales of the Company’s ordinary shares may further dilute shareholders ordinary shares.

The Company has granted approximately 257,500 stock options, issued redeemable debentures convertible into a maximum of 700,000 ordinary shares and issued preference shares convertible into up to 200,000 ordinary shares. The due balance remaining on the Trafalgar Debenture is convertible into approximately 458,000 ordinary shares. The issuance of any ordinary shares pursuant to exercise of such options, redemption of the debentures, redemption of the preference shares, and conversion of the Trafalgar Debenture would be at a per share price below the current market price of the ordinary shares and would dilute the interest of persons acquiring ordinary shares.

The Company’s Board of Directors is authorized to sell additional ordinary shares, or securities convertible into ordinary shares, if in its discretion it determines that such action would be beneficial to the Company.

The Company’s articles of association provide indemnification for officers, directors and employees.

The Company’s governing instruments provide that officers, directors, employees and other agents and their affiliates shall only be liable to the Company for losses, judgments, liabilities and expenses that result from the negligence, misconduct, fraud or other breach of fiduciary obligations.  Thus certain alleged errors or omissions might not be actionable by the Company.  The governing instruments also provide that, under the broadest circumstances allowed under law, the Company must indemnify its officers, directors, employees and other agents and their affiliates for losses, judgments, liabilities, expenses and amounts paid in settlement of any claims sustained by them in connection with the Company, including liabilities under applicable securities laws.

As a "foreign private issuer,” shareholders may not receive corporate and company information and disclosure that they are accustomed to receiving or in a manner in which they are accustomed to receiving it.

The Company is foreign private issuer, and the rules governing the information that it discloses differ from those governing U.S. corporations pursuant to the Securities Exchange Act of 1934.  The Company is not required to file quarterly reports on Form 10-Q or provide current reports on Form 8-K disclosing significant events within four days of their occurrence.  In addition, the Company is exempt from the Section 14 proxy rules, and proxy statements that it distributes will not be subject to review by the U.S. Securities and Exchange Commission.  The Company’s exemption from Section 16 rules regarding sales of ordinary shares by insiders means that shareholders will have less data in this regard than shareholders of U.S. companies that are subject to the Securities Exchange Act. As a result, shareholders may not have all the data that they are accustomed to having when making investment decisions.

The Company’s share price may be volatile, and shareholders may not be able to sell their ordinary shares.

The stock market in general, and the market for motion picture stocks in particular, has experienced extreme price and volume fluctuations. These broad market and industry fluctuations may adversely affect the market price of the Company’s ordinary shares, irrespective of its actual operating performance. Additional factors which could influence the market price of the Company’s ordinary shares include statements and claims made by the Company and other participants in the motion picture industry and public officials.

If large amounts of the Company’s shares held by existing shareholders are sold in the future, the market price of its ordinary shares could decline.

The market price of the Company’s ordinary shares could fall substantially if its existing shareholders sell large amounts of the Company’s ordinary shares in the public market. These sales, or the possibility that these sales may occur, could also make it more difficult for the Company to sell equity or equity-related securities if it needs to do so in the future to address then-existing financing needs. U.S. federal securities laws requiring the registration or exemption from registration in connection with the sale of securities limit the number of ordinary shares available for sale in the public market.

ITEM 4.   INFORMATION ON THE COMPANY

4.A. History and Development of the Company
Introduction
Seven Arts’ executive offices are located at:
38 Hertford Street
London W1J 7SG
UK
Telephone: (44 20) 30068222
Facsimile:  (323) 372-3790
Website: www.7artspictures.com
Email: info@7artspictures.com

6121 Sunset Blvd., Suite 512
Los Angeles, CA 90028
USA
Telephone: (323) 634-0990
Facsimile: (323) 463-1670
Website: www.7artspictures.com
Email: info@7artspictures.com
The contact person is: Peter M. Hoffman, CEO.

Seven Arts' Fiscal Year ends June 30.

The Company’s ordinary shares have traded in the past five years on several different markets.  Starting in February of 2009, Seven Arts’ shares have been quoted on the NASDAQ Capital Market under the symbol “SAPX”.  Starting in March of 2008 and continuing until February 12, 2009, the Company’s shares had been quoted on the Over-the-Counter Bulletin Board under the symbol “SAPxf”. The Company’s ordinary shares traded on the Alternative Investment Market in London, England from September 2004 until February 2007 under the symbol “SAPP”. Ordinary shares of the Company were listed on the PLUS Market in London, England starting in April 2007 under the symbol “SAPP”.  The Company notified its shareholders of the decision to de-list the Company’s ordinary shares from the PLUS Market on February 25, 2009 and this de-listing was approved by the shareholders at an extraordinary general meeting on March 16, 2009 and the de-listing was effective on March 24, 2009.

The authorized capital of Seven Arts consists of 102,636,800 ordinary shares par value of  £0.25 each, 13,184,000 deferred shares of £0.45 each and 6,000,000 convertible redeemable preference shares of £1.00 each.

According to the Company’s register on June 30, 2009, there were 6,927,300 ordinary shares of £0.25 each, 13,184,000 deferred shares of £0.45 each and 500,000 convertible redeemable preference shares of £1.00 each issued.  The Company issued 2,000,000 ordinary shares to the Seven Arts Employee Benefit Trust on November 20, 2008 on conversion of 2,500,000 convertible preference shares acquired from Armadillo Investments Ltd on October 30, 2008.  See Exhibit 18. In addition 12,500 share options were converted to ordinary shares in October, 2008.

Incorporation and Name Changes
The Company was incorporated as Glasgow Park Investments PLC on August 24, 2001, under the English Company Act of 1985.  Pursuant to a resolution passed at a meeting of the shareholders of the Company that was held on September 11, 2001, the Company changed its name from Glasgow Park Investments PLC to The Cabouchon Collection PLC.  Pursuant to a resolution passed at a meeting of the shareholders of the Company that was held on November 6, 2003, the name of the Company was changed to Cabouchon PLC.  Pursuant to a resolution passed at a meeting of the shareholders of the Company that was held on 2 September 2004, the name of the Company was changed to Seven Arts Pictures PLC, at the time all motion picture business assets of Seven Arts Pictures Inc. were transferred to a subsidiary of the Company (Seven Arts Filmed Entertainment Limited) pursuant to an Asset Transfer Agreement in exchange for ordinary shares of the Company.   Documents concerning the Company which are referred to herein may be inspected during regular hour at the Company's Los Angeles affiliate office located at 6121 Sunset Blvd., Suite 512, Los Angeles, CA 90028 U.S.A.

Financings
During the year ended March 31, 2005, Seven Arts issued (A) £3,000,000, of convertible debt to Langley Park Investment Trust PLC (“Langley”) in return for 3,000,000 ordinary shares in Langley valued at approximately $5,204,000, and (B) approximately £3,000,000 of convertible redeemable preference shares to Armadillo Investments plc (“Armadillo”) in return for 3,000,000 ordinary shares from Armadillo, valued at $5,669,000. The Company received actual cash in Fiscal Year 2005 of approximately $2,232,000 through the sale of ordinary shares of Armadillo Investments plc (approximately $1,302,000) and Langley Park Investment Trust PLC, (approximately $930,000). The amounts that the Company received from the sale of a portion of its Armadillo shares and all of its Langley shares were substantially less than the stated value of the debenture and preference shares. Langley converted 1,250,000 of its convertible debenture into 1,000,000 ordinary shares on March 15, 2007. The convertible redeemable preference shares held by Armadillo were acquired by the Seven Arts Employee Benefit Trust (‘Trust”) on October 30, 2008 and 2,500,000 of the preference shares were converted into 2,000,000 of the Company’s ordinary shares on November 20, 2008.

The Company borrowed an aggregate of $7,500,000 from Arrowhead Consulting Group (“ACG”) for $1,000,000 and Cheyne Specialty Finance Fund LP (“Cheyne”) for $6,500,000 in December 2006, secured by certain of the Company’s motion picture assets. The Cheyne Loan and ACG Loan bear interest at 19% and 18% per annum, respectively. The Cheyne Loan matured on September 30, 2007, and Seven Arts repaid $6,500,000 of the Cheyne Loan plus interest thereon, and obtained an assignment of their senior position and subordination agreement with Arrowhead. The remaining $1,000,000 of the ACG Loan is now due and is secured with a pledge of 1,607,000 of ordinary shares of the Company owned by SAP, one of the Company’s controlling shareholders and a company controlled by Peter Hoffman, Chief Executive Officer of Seven Arts. Seven Arts estimates of the amount of time it would take to repay the ACG Loan from the proceeds of the film assets securing the loan have not been met. In October 2008, Seven Arts received a notice of default from ACG in connection with this loan. The ACG Loan is secured by Noise, Deal, Pool Hall Prophets, Boo, A Broken Life, and Mirror Wars and a second position security interest in the motion pictures listed above which are pledged to Arrowhead.

Seven Arts Future Flow I (“SFF”), a limited liability company owned by SAP, one of the Company’s controlling shareholders and a company that is owned by Peter Hoffman, Chief Executive Officer of the Company, obtained financing of $8,300,000 (the "Arrowhead Loan") from Arrowhead Target Fund Ltd. ("Arrowhead")  in February 2006, at an interest rate of 15% per annum. Seven Arts secured the Arrowhead Loan with liens on twelve motion pictures.  The Company’s only liability was to repay the Arrowhead Loan from the proceeds of the film assets securing the Arrowhead Loan. The specific film assets which secure the Arrowhead Loan were the Company’s distribution rights in the following motion pictures: Asylum, Stander, I’ll Sleep When I’m Dead, No Good Dead, Supercross, Popstar, Red Riding Hood, Johnny Mnemonic, Shattered Image, Never Talk to Strangers, The Hustle, and Shot at Glory. The Company was not required to repay the Arrowhead Loan from any other of its assets or revenues. Seven Arts’ estimates of the amount of time it would take to repay the Arrowhead Loan from the proceeds of the film assets securing the loan have not been met. The Arrowhead Loan matured on February 15, 2009, and was then due in full. SFF received a default notice from Arrowhead to that effect, and as a result Arrowhead is now collecting directly all sums receivable by the Company with respect to these motion pictures and has appointed a new servicing agent for these motion pictures, with the result that Seen Arts no longer controls the licensing of these motion pictures. As a result of the foregoing, the Company had removed all investment and receivables related to the twelve motion pictures pledged to Arrowhead as assets and has removed all limited recourse indebtedness relating to these motion pictures as a liability.

The Company sold 34,000 ordinary shares for $100,000 in June, 2007 and 500,000 ordinary shares for $748,000 and for certain investment banking services in September, 2007 to Unique Fidelity Engineering ltd (“Unique”).

Seven Arts entered into two senior financing loan and security agreements with Palm Finance Corp (“Palm”) to finance the production costs of Pool Boys, Autopsy and Nine Miles Down dated May 7, 2007 and December 17, 2007. These loans are secured by the revenues to be collected from these motion pictures. The revenues so far collected have been insufficient to repay the majority of these loans, primarily as result of management’s decision to delay the release of these films to a more beneficial release date. The Company has entered into a forbearance agreement with Palm extending the due date of these loans.

On August 27, 2007 Seven Arts borrowed $1,650,000 from Blue Rider Financial (“Blue Rider”) to pay for the domestic print and advertising costs for the motion Picture Deal (“Blue Rider Loan”) and arranged that the revenues due from Metro-Goldwyn-Mayer Studios Inc. (“MGM”) to the Company for the distribution of that motion picture be assigned to Blue Rider as partial security for that loan. To date the revenues paid to the Company from MGM have not yet been sufficient to repay the Blue Rider Loan, primarily the result of delays in selling the picture in overseas territories. Seven Arts has therefore entered into an accommodation agreement with Blue Rider to redeem the loan due for $2,200,000, less approximately $515,000 of collections that have been received to date from MGM.

On January 29, 2008, the Company entered into a loan agreement with Trafalgar Capital Specialized Investment Fund in the amount of £500,000.  See Exhibits 15. This loan has been repaid.

On October 15, 2008 Seven Arts borrowed £1,000,000 ($1,437,800 at the prevailing exchange rate) from Trafalgar Capital Special Investment Fund (“Trafalgar”) a portion of which the Company advanced to the EBT for it to use as the first installment for the acquisition of all the Preference Shares owned by Armadillo. On September 2, 2009 Seven Arts repaid Trafalgar $1,000,000 as a partial payment of its loan. The balance of the Trafalgar Loan is currently past due. See Exhibit 19.

On October 30, 2008, the Seven Arts Employee Benefit Trust acquired 3,000,000 of the Company’s convertible Preference Shares from Armadillo Investments Plc (“Armadillo”) for £1,500,000, to be paid in three equal installments of £500,000 and the return to Armadillo of 1,600,000 ordinary shares of Armadillo, valued at £800,000, for an aggregate purchase price of £2,300,000. The agreed upon purchase price was to be loaned to the EBT by the Company at a nominal interest rate and to date Seven Arts has advanced £500,000 as the first of the three equal installments, together with the 1,600,000 ordinary shares of Armadillo to the EBT, which has paid them over to Armadillo. Seven Arts has guaranteed the second and third installments that the EBT owes to Armadillo, aggregating £1,000,000. The EBT in turn owes the Company £1,475,000 ($2,436,110) and this amount has been booked as a contra asset under share premium, which is a deduction from shareholders’ equity. The EBT will owe the Company an additional £1,000,000 when the Company has made good on its obligation. See Exhibits 5 and 18.

The Company and an affiliate entered into three agreements with seventeen UK corporations formed by Zeus Capital Partners for the sale of interest in substantially all motion pictures owned or controlled by the Company for approximately £136,000,000 (approximately $270,000,000) payable in cash on closing and in installments due on June 30, 2008 and September 30, 2008 ("Zeus Transaction").    After provision for expenses and commitments required by the Zeus Transaction, the Company received free cash flow of $16,002,766 which was used to repay the Cheyne Loan, other funded debts of the Company and for working capital.  Approximately $10,917,087 of the net proceeds from that transaction received by us, which totaled $16,002,766, were accounted for as a reduction in the carrying value of our film costs on the balance sheet, while the balance of $5,085,679 was recorded as fee income in the Fiscal Year ended June 30, 2009.  The loan associated with this transaction was paid off on May 16, 2009. After June 30, 2009 the Company exercised its rights to obtain possession and ownership of the ordinary shares of the 17 corporations which had provided the funds for the Zeus Transaction. The Company intends to liquidate each of these corporations during the fiscal year ended June 30, 2010.

The Company has recently negotiated an additional transaction on terms similar to the Zeus Transaction, and has partially closed on this transaction. Further closures are anticipated during the fiscal year ended June 30, 2010.

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

*Ownership interests in these films were transferred to SAP on October 1, 2002.  All interest in 9 ½ Weeks II was transferred by court order (under appeal) to a rights owner.

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

Through SAPL, Mr. Hoffman successfully produced and acquired the following films with Fireworks:

Table 6B: Films Produced and Acquired by SAPL and Fireworks1 , 2

1 See "Risk Factors" on Fireworks litigation.

2 SAPL ownership interests in these films were transferred to SAP on October 1, 2002, and to Seven Arts in September 2004.

Film Title	Budget	Talent
Onegin	$15.0M	Cast: Ralph Fiennes, Liv Tyler Director: Martha Fiennes Writer: Michael Ignatieff, Peter Eitedgui
The Believer (3)	3.0M	Cast: Ryan Gosling, Billy Zane Writer/Director: Henry Bean
American Rhapsody	3.5M	Cast: Nastassja Kinski, Tony Goldwyn, Scarlett Johansson Writer/Director: Eva Gardos
Cletis Tout	15.0M	Cast: Christian Slater, Tim Allen, Portia DeRossi, Richard Dreyfuss Director: Chris Ver Weil
Interstate 60	10.0M	Cast: James Marsden, Kurt Russell, Amy Smart, Gary Oldman Director: Bob Gale Writer: Chris Ver Weil

Through SAPL, Mr. Hoffman co-financed three additional motion pictures in conjunction with Fireworks and Paramount.  These pictures include:

Table 6C: Films Produced and Acquired by SAPL 1 and Fireworks 2

1 SAPL ownership interests in these films were transferred to SAP on October 1, 2002, and to Seven Arts in September 2004.
2 See "Risk Factors" on Fireworks litigation.

Film Title	Budget	Talent
Rules of Engagement	$52.0M	Cast: Tommy Lee Jones, Samuel Jackson Director: William Friedkin Writer: Stephan Gagan, James Webb
Rat Race	55.0M	Cast: Cuba Gooding Jr., Rowan Atkinson Director: Jerry Zucker
Hardball	47.0M	Cast: Keanu Reeves Writer/Director: Brian Robbins

Completed Films. In total the Company and its predecessors have produced or acquired interest in the 32 feature films to date described below in Table 8, exclusive of the Fireworks Pictures.  The Company owns (directly or through grants of all rights in perpetuity) the copyright to each picture designated as "CR" in Table 8 and for all other pictures in Table 8 own the distribution rights for at least all territories outside the United States and Canada for no less than 15 years.

Production.   The Company is an independent production company engaged primarily in the development, financing, production and licensing of theatrical motion pictures for exhibition in domestic and international theatrical markets, and for subsequent worldwide release in other forms of media, including home video and pay and free television.  The number of pictures that the Company has been able to make has depended upon the funds available to it.  The pictures are selected according to several key criteria formulated to maximize the profit potential of the Company’s films.  The Company “pre-sells” its films to worldwide markets.  In addition, the Company is now entitled to receive “overages” if a film generates significantly more net revenue than the advance given to any market.  (See “Distribution” section for more detailed discussion of overages.)

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

The Company, through an affiliate Seven Arts Pictures Louisiana LLC, has acquired real property at 807 Esplanade Avenue in New Orleans, Louisiana and intends to develop this property as a production and post production facility for the Company's productions in Louisiana.  The Company has to date produced or acquired eight motion pictures produced under the Louisiana Film Incentive Act which provides substantial transferable tax credits for film production activities in Louisiana.

Distribution .  The Company licenses most of the foreign territories prior to and during the production of each picture.  The Company licenses the territories either for a fixed price or shares in the revenues generated by the picture.  The Company arranges its “pre-sales” and licenses through its existing staff.  In a typical foreign license agreement currently used by the Company, the Company licenses a picture before it is produced or completed for an advance from the licensee against revenues generated through distribution of the picture in the licensee’s territory.  The Company seeks to receive a cash deposit plus a letter of credit or “bank letter” for the balance payable 10-20% on execution and the balance on delivery.  The license grants the foreign distribution company the right to release the picture in all or certain media in their territory for a predetermined time period.  After this time, the distribution rights revert back to the Company, which is then free to re-license the picture.  The license specifies that the foreign distributor is entitled to recoup its advance from the revenue generated by the release of the picture in all markets in its territory, as well as its release costs and distribution fees.  After the foreign distributor has recouped its advance, costs and fees, any remaining revenue is shared with the Company according to a predetermined formula.  This is known as an “overage” and can be a significant source of revenue for the Company from successful films.  However, a film’s poor reception in one market does not preclude it from achieving success in another market and generating significant additional revenue for the Company in the form of an “overage” in that territory.  In all of the Company's licensing arrangements, the Company retains ownership of its films and maintains its control of each copyright.  The Company intends to continue the practice of retaining underlying rights to its film projects in order to build up a library of films to license or sell in the future.

The Company has organized and is promoting the sale of $50,000,000 of units (at $1,000,000 per unit) in a limited liability company currently named CineWorks Media, in a private placement under Regulation D of the Securities and Exchange Act of 1934.  The Company intends to acquire between one and ten units in CineVisions Media, which intends to become an independent distributor of all rights in motion pictures in the United States and Canada.  CineWorks Media will be managed separately from the Company.  The Company anticipates that all its motion pictures will be distributed in the United States and Canada through CineWorks Media, if the company is capitalized, except for motion pictures committed to other distributors prior to the formation of CineWorks Media.

Finance. The Company has created a separate finance plan for each motion picture it has produced and hence the sources of the funds for production of that motion picture vary according to each finance plan.  The Company utilizes "tax-preferred" financing (e.g. tax credits, sale/lease back transactions and direct subsidies), "mezzanine" or "gap" funds that are senior to Seven Arts equity and tax preferred funds, and senior secured financings with commercial bank (e.g. Comerica Bank and First California Bank) or private lenders (e.g. Blue Rider Pictures, A-Mark Entertainment, Parallel Pictures and the "hedge funds" discussed herein), together in certain cases with a limited investment from the Company (e.g. less than 10% of the production budget).  No generalization is possible as to the amount any of these sources of funds utilized on any particular motion picture.  The Company always obtains some advances or guarantees prior to commitment to production of a motion picture project, but those amounts may not be substantial on smaller budgeted motion picture (e.g. under $10,000,000), and in certain cases the Company has committed to production with an unsubstantial amount of advances and guarantees.  The Company will likely not commit to production of larger budget motion pictures (e.g. over $15,000,000) and has never in the past committed to such production, without substantial advances or guarantees from third party distributors or the equivalent in "non-recourse" financings.

Plan Of Operations
Source of Funds for Fiscal Years Ending June 30, 2009, and Fiscal Years Ending March 31, 2008, 2007, and 2006.
Seven Arts’ primary source of funds since incorporation has been funds provided from the distribution of films, loans secured by the Company's motion pictures, tax credits, third party investments and tax preferred investments in the Company’s motion pictures, and the proceeds of the sale of redeemable convertible preferred stock and debentures.  See Exhibits 4 and 5 attached hereto.

Use of Funds for Fiscal Years Ending June 30, 2009, three month period ended June 30, 2008, and Fiscal Years Ending March 31, 2008, 2007, and 2006.
In each of the last four Fiscal Years, Seven Arts has expended between $2,500,000 and $3,000,000 on general /administrative expenses, which principally include salaries, payroll taxes, rents, travel and entertainment, and outside professional fees (legal, audit, sales, and tax advice) and the Company anticipates that it will expend a similar amount in Fiscal Year 2010. The Company’s major cash outlays in these years has been for the acquisition and production of motion pictures. In Fiscal Years 2009, 2008 and 2007, Seven Arts expended approximately $10,000,000, $16,000,000 ($20,000,000 including the three month period ended June 30, 2009), and $17,500,000,  respectively on the acquisition or production of motion pictures. The Company anticipates expenditure of a lesser amount on production and acquisition of motion pictures in Fiscal Year ended June 30, 2010, but expects that outlays will increase substantially in the following Fiscal Year.

Anticipated Changes to Facilities/Employees
The Company's employees and locations are two rented premises in Los Angeles and London and approximately 14 employees and consultants as of June 30, 2009.  Management anticipates no changes to either facilities or employees in the near future.

United States vs. Foreign Sales and Assets
	Year ended	Year ended	3 months ended
	June 30,	March 31,	June 30,
	2009	2008	2008
Europe	$563,753	$1,726,841	$568,061
North America	2,278,490	884,936	2,086,902
South America	173,536	222,673	0
Africa and Middle East	100,511	6,178	26,447
Asia	366,815	401,580	86,706
Australia	734,804	23,600	24,720

Total	$4,217,909	$3,265,808	$2,792,836

Profits before taxes for each of the periods relate to the above geographical markets in approximately the same proportion as total revenues. The net assets of the Group are also considered to relate to the above geographical markets in approximately the same proportion as total revenues.

Film revenues consist of minimum guarantees from distributors recognized when a film becomes available for release in that territory, royalties either collected or receivable and other fees or income associated with the sale of the Group’s motion pictures.

Fee related revenues in the period ending June 30, 2009 consisted of:

1.
$5,085,679 of net fee income derived from the Zeus transaction, a structured finance transaction with UK investors who invested in certain of the Group’s motion picture and distribution activities. The Zeus transaction resulted in a net benefit to the Group of $16, 534,142, of which $10, 917,087 has been applied as a reduction in certain of the Group's motion picture costs and the balance has been recorded as fee income. The Zeus transaction has been fully accounted for.

2.	Tax credit revenues of $928,634 resulting from certain infra-structure expenditures relating to its post-production facilities in Louisiana made by the Group.

All of the Group's revenues and profits before taxes in each of the three periods derived from the financing, production and distribution of films.

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

Seasonality
Dependency upon Patents/Licenses/Contracts/Processes
Sources/Availability of Raw Materials
     N/A

4.C. Organization Structure
The following is the corporate organization chart of Seven Arts and its subsidiaries as of June 30, 2009 (with share ownership as of June 30, 2009):

Table 7

4.D.  Property, Plant and Equipment
Seven Arts' executive offices are located in rented premises of approximately 3,500 sq. ft. at 6121 Sunset Blvd., Suite 512 , Los Angeles, California US 90028 (rented by its affiliate Seven Arts Pictures Inc.) and 38 Hertford Street, London UK W1J 7SG.  Seven Arts and its affiliates began occupying these facilities on about May, 2008 (US) and November 2007 (UK).  Monthly rent is approximately $10,000.

In total Seven Arts and its predecessors have produced or acquired interests in the following 33 motion pictures to date described below in Table 8.  Seven Arts owns (directly or through grants of all rights in perpetuity or at least theatrical, video, and television rights) the copyright to each picture designated as "CR" in the table below, which are the pictures produced or co-produced by the Company, and for all other pictures in table below Seven Arts owns all material and distribution rights in the markets in which the Company operates for at least all territories outside the United States and Canada for no less than 15 years, which generally are the motion pictures the Company acquires for distribution only.  Historically, in any financial period a small number of motion pictures have accounted for the vast majority of Seven Arts’ revenues generated from the Company’s motion picture library.

The Company has lost the right to  manage twelve motion pictures (designated “+” in the table below) by way of the exercise by the Arrowhead Target Fund of its rights under the Arrowhead Loan described above in “Risk Factors” p.11.

Table 8

Title	Talent	Delivery Date	1st U.S. Release	Date Distribution Rights Terminate
American Summer aka The Pool Boys (CR)	Cast: Matthew Lillard Director: J.B. Rogers	06/08	scheduled 04/10	n/a
Asylym (CR)	Cast: Natasha Richardson Director: David MacKenzie, Ian McKellan Writer: Patrick Marber	05/04	08/05	n/a
+ Autopsy ( CR)	Cast: Robert Patrick Director: Adam Gierasch	06/08	01/09	n/a
Back In The Day	Cast: Ving Rhames, Ja Rule Director: James Hunter Writer: Michael Raffanello	03/05	05/05	11/11/2019
Boo (1)	Cast: Trish Cohen, Happy Mahaney Director: Anthony C. Ferrante Writer: Antonhy C. Ferrante	03/05	10/05	5/14/2008
A Broken Life	Cast: Tom Sizemore, Ving Rhames, Grace Kosaka, Saul Rubinek Director: Neil Coombs Writer: Neil Coombs, Anna Lee, Grace Kosaka	06/08	09/08	10/26/2026
Captivity	Cast: Elisha Cuthbert Director: Roland Joffe Writer: Larry Cohen	03/06	07/07	5/10/2008
Cemetery Gates (1)	Cast: Reggie Bannister Director: Roy Knyrim Writer: Brian Patrick, O' Tolle	03/05	05/06	4/4/2020
Deal (CR)	Cast: Burt Reynolds, Bret Harrison, Shannon Elizabeth, Jennifer Tilly Director: Gil Cates, Jr Writer: Gil Cates, Jr.& Marc	03/07	04/08	n/a

Table 8 (continued)

Title	Talent	Delivery Date	1st U.S. Release	Date Distribution Rights Terminate
Drunkboat	Cast: John Malkovich, John Goodman, Dana Delaney Director: Bob Meyer Writer: Bob Meyer, Randy Buescher	12/08	not yet scheduled	4/28/2011
Getting' It	Cast: Jessica Canesco, Patrick Censoplano,Cheryl Dent, Sandra Staggs Director: Nick Gaitatjis Writer:Nick Gaitatjis	12/06	08/07	4/4/2017
Hades aka The black Waters of Echo Pond	Cast: Robert Patrick, Danielle Harris Director: Gabriel Bologna	not yet delivered	not yet scheduled	10/26/2027
+ The Hustle (CR)	Cast: Bobbie Phillips, Robert Wagner Director: Stuart Cooper Writer: David Howard, Michael Capellupo	10/02	12/02	n/a
I'll Sleep When I am Dead (CR) (1)	Cast: Clive Owen, Malcolm Mc Dowell, Jonathan Rhys Meyers Director: Mike Hodges Writer: Trevor Preston	06/04	06/04	n/a
+ Johnny Mnemonic	Cast: Keanu Reeves,Dolph Lundgren Director: Robert Longo Writer: William Gibson	12/94	05/95	n/a
Knife Edge	Cast: Joan Plowright, Nathalie Press Director: Anthony Hickox	06/08	not yet scheduled	3/23/2031
Men Don't lie	Cast: Michael Madsen, Elle Travis Director: Jane Spencer	not yet scheduled	not yet scheduled

Table 8 (continued)

Title	Talent	Delivery Date	1st U.S. Release	Date Distribution Rights Terminate
The Mesmerist	Cast: Neil Patrick Harris, Jessica Capshaw Director: Cil Cates Jr Writer: Ron Marasco, Michael Goorjian	06/02	09/02	n/a
Mirror Wars	Cast: Armand Assante,Malcolm McDowell, Rutger Hauer Director: Vasily Chiginsky Writer: Alex Kustanovisch, Oleg Kapanets	11/06	07/07	2/3/2011
+ Never Talk To Strangers (CR) (1)	Cast: Antonio Banderas, Rebecca DeMornay Director: Peter Hall Writer: Lewis A.Green, Jordan Rush	09/95	10/95	n/a
Night of the Demons (CR)	Cast: Shannon Elizabeth, Edward Furlong, Diora Baird Director: Adam Gierasch	not yet delivered	not yet scheduled	n/a
Nine Miles Down (CR)	Cast: Adrian Paul, Kate Nauta Director: Anthony Waller	not yet delivered	not yet scheduled	n/a
No Good Deed (CR)	Cast: Samuel L. Jackson, Milla Jovovich Direcor: Bob Rafelson Writer: Christopher Canaan, Steve Banancik	05/02	09/03	n/a
Noise aka The Rectifier	Cast: Tim Robbins, William Hurt , Bridget Moynahan, William Baldwin Director: Henry Bean Writer: Henry Bean	03/07	05/08	n/a
Pool Hall Prophets aka Shooting Gallery (CR)	Cast: Freddie Prinze JR,Ving Rhames Director: Keoni Waxman Writer: Keoni Waxman	09/05	12/05	n/a

Table 8 (continued)

Title	Talent	Delivery Date	1st U.S. Release	Date Distribution Rights Terminate
+Popstar	Cast: Aaron Carter, Alana Austin Direcor: Richard Gabai Writer: Timothy Barton	03/05	11/05	10/19/2014
+Red Riding Hood	Cast: Lanie Kazan, Morgan Thompson Director: Randall Kleiser Writer: Timothy Dolan	03/06	06/06	5/2/2015
+Shattered Image ( Cr) (1)	Cast: William Baldwin, Anne Parillaud Director: Raul Ruiz Writer: Duane Poole	06/98	12/98	n/a
+A shot at Glory	Cast: Robert Duvall, Michael Keaton Director:Michael Corrente Writer: Denis O'Neill	01/02	05/02	9/30/2016
The Somnambulist	Cast: Edward Furlong Vail Bloom Director: Rachel Grissom Writer: Rachel Grissom	not yet delivered	not yet scheduled
+Stander (CR)	Cast: Thomas Jane, Deborah Unger Director: Bronwen Hughes Writer: Bima Stagg	10/03	08/04	n/a
+Supercross	Cast: Sophia Bush, Steve Howey, Cameron Richardson Director: Steve Boyum Writer: Ken Solarz	08/05	08/05	5/25/2019
The Wedding Chest	Cast: Natasha Regnier, Bolot Tentimyshov Director: Nurbek E gen Writer: Ekaterina Tirdatova	03/08	not yet scheduled	10/4/2021

ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following discussion for the Fiscal Year ended June 30, 2009, the three months ended June 30, 2008, and the Fiscal Years ended March 31, 2008, 2007 and 2006 should be read in conjunction with the financial statements of the Company attached hereto and the notes thereof.

5.A. Operating Results.

The principal factors that affected the Company’s results of operations have been the number of motion pictures delivered in a fiscal period, the distribution rights of motion pictures produced by others acquired in a fiscal period, the choice of motion pictures produced or acquired by Seven Arts, management’s and talents' execution of the screenplay and production plan for each picture, the distribution and market reactions to the motion pictures once completed, management's ability to obtain financing and to re-negotiate financing on beneficial terms, the performance of Seven Arts’ third-party distributors and the Company’s ability to take advantage of tax-incentivized financing.  These factors will continue to be, in management’s opinion, the principal factors affecting future results of operation and the Company’s future financial condition.  No particular factor has had a primary or principal affect on the operations and financial condition of the Company in the periods discussed below.

Seven Arts’ revenues are principally the result of the sale and distribution of the Company’s motion pictures, which are license fees that the Company receives from third-party distributors of motion pictures. Seven Arts recognizes revenue from license fees as and when a motion picture is delivered to the territory to which the license relates.  A motion picture is “delivered” when we have completed all aspects of production and may make playable copies of the motion picture for exhibition in a medium of exhibition such as theatrical, video, or television distribution.

The Company also generates revenue beyond an initial license fee from its share of gross receipts on motion pictures. Seven Arts recognizes revenue that equates to a share of gross receipts of motion pictures as income when the Company is notified of the amounts that are due to it. In some of the Company’s fiscal periods, a significant portion of revenue is derived from sources other than motion picture distribution, including the cancellation of debt and interest income on a financing transaction, but Seven Arts has not derived any such income in the successive comparative financial periods described below.

Pursuant to IFRS, Seven Arts states its motion pictures produced for exploitation or distribution in the balance sheet at cost less amortization and impairment to date.  Amortization is charged to write down the cost of such assets over their useful lives. For IFRS purposes, these costs are treated as taxable assets and are amortized under the “individual-film-forecast” method.

The Company also benefited significantly from its ability to raise third party film equity investments in the form of structured financings that have enabled the Company to substantially reduce the cost basis of the Company’s motion pictures and even to record significant fee-related revenues, particularly in the Fiscal Year ended June 30, 2009.

Fiscal Year Ended June 30, 2009 compared to Fiscal Year Ended March 31, 2009

Seven Arts’ total revenues increased from $3,265,808 for the fiscal year ended March 31, 2008 to $10,232,223 in the fiscal year ended June 30, 2009, although revenues derived from the licensing of motion pictures only increased to $4,217,910, principally reflecting the recording of certain initial guaranteed contracts on Nine Miles Down, as well as ancillary revenues on Deal and Noise, among others. Revenues derived from motion pictures released in prior periods amounted to $4,217,910 in the period ended June 30, 2009 as compared to revenues derived from pictures released in the period ended March 31, 2008 of $3,265,808. No new pictures were released in the fiscal year ended March, 31, 2008, although three pictures were released in the subsequent quarter ended June 30, 2008 (See the discussion below comparing the three month periods).

Fee-related revenues in the fiscal year ended June 30, 2009 derived from (i) $5,085,679 of net fee income which was the balance left over from $16,002,766 received from the Zeus transaction, a structured film and distribution cost financing with UK investors, the majority of which was applied as a reduction of the costs of the films in which they invested, (ii) $928,634 of tax credit revenues deriving from the Company’s receipt of certain infrastructure tax credits from the State of Louisiana as a result of its construction of certain production and post-production facilities in that State. No such fee-related revenues were received in the fiscal year ended March 31, 2008.

Amortization of film costs was $2,559,932 in the Fiscal Year ended June 30, 2009, or approximately 66% of the film revenues recognized from films currently in release and included a write down of $550,000 taken on a previously released motion picture. As stated elsewhere, all of the Company’s library pictures have now been written down to a zero carrying value. Other cost of sales of $2,103,391 included certain distribution costs, producers’ costs and other third part payments. For the fiscal year ended March 31, 2008 the Company recorded  amortization costs of $490,239 and other costs of $3,597,469 including $1,370,000 expended on the domestic theatrical distribution of the motion picture Deal distribution expenses, and various other third party payments.

General and administrative expenses amounted to $3,582,348 in the Fiscal Year ended June 30, 2009, compared to $4,015,533 in the Fiscal Year ended March 31, 2008. Both of these numbers were significantly inflated by payments to third party professional consultants, including accountants, lawyers and tax advisors and also reflected significant reserves for litigation-related expenses. Management also set up a reserve for doubtful accounts of $542,811 during the Fiscal Year ended June 30, 2009.

Net interest paid increased from $206,086 in the Fiscal Year ended March 31, 2008 to $2,308,459 in the most recent fiscal year, reflecting significantly higher interest on certain film related loans and corporate debts as well as penalty interest accruals on certain debts, not capitalized to film costs.

Seven Arts recorded $5,601,683 in “other income” in the Fiscal Year ended June 30, 2009, reflecting the net gain realized from removing all investments in and receivables relating to the thirteen motion pictures owned by Seven Arts Future Flow 1 (“SFF”) which were pledged to secure an $8,300,000 loan made by Arrowhead Target Fund, Ltd. (“Arrowhead”) on a non recourse basis. Since Arrowhead made the decision to take control of the distribution of these pictures, the Company has removed both the debt and the related assets from its books, resulting n the gain booked as other income.

The Company recorded no tax provision in the Fiscal Year ended June 30, 2009 because it has an excess of tax-loss carry forwards against which it can offset any taxes that might be currently accruable. In the fiscal year ended March 31, 2008, the Company reversed $485,634 in deferred tax charges that had been previously provided for on account of the significant losses sustained in that year

As result of the aforementioned results, the Company recorded net income of $4,736,965 in the period ended June 30, 2009 compared to a loss of ($4,557,885) in the period ended March 30, 2008.

Three Month Period Ended June 30, 2008 Compared to Three Month Period  Ended  June 30, 2007

Seven Arts’ Total Revenues which consisted only of revenues derived from the licensing of motion pictures, increased from $950,000 for the three month period ended June 30, 2007 to $2,793,000 for the three month period ended June 30, 2008. The increase was primarily attributable to the delivery of three motion pictures in the three month period ended June 30, 2008, notably Autopsy, Knife Edge and A Broken Life, in contrast to the fact that no pictures were delivered in three months ended June 30, 2007.

Cost of sales increased from $611,000 in the three months ended June 30, 2007 to $1,302,000 in the three months ended June 30, 2008.

Amortization of film costs in the three months ended June 30, 2008 increased to $781,000 as compared to $103,000 in the three months ended June 30, 2007, and included a write off taken on the motion picture “Pool Hall Prophets”.  Distribution costs and producers' fees for the three months ended June 30, 2008 were $521,000 as compared to $508,000 for the three months ended June 30, 2007.

Other operating expenses decreased to $711,000 in the three months ended June 30, 2008 from $1,383,000 in the three months ended June 30, 2007, reflecting a greater allocation of overhead costs to specific projects as a result of the Company’s increased level of production and distribution activities.  Virtually all of these expenses were comprised of general overhead and selling expenses for employees, consultants, sales conventions, professional fees, marketing materials and office costs.

Net interest expense for the three months ended June 30, 2008 increased to $423,000 compared to $310,000 in the three months ended June 30, 2007. Net interest expense in both periods consisted of interest paid on corporate or production loans, not capitalized to production costs.

The Company recorded no tax provision for the three months ended June 30, 2008 or for the three month period ended June 30, 2007.

As a result of the above, the Company recorded net income of $357,000 in the three months ended June 30, 2008 compared to a loss of ($852,000) in the three months ended June 30, 2007.

Fiscal Year Ended March 31, 2008 Compared to Fiscal Year Ended March 31, 2007

The Company’s total revenues decreased to $3,265,808 in the Fiscal Year ended March 31 2008 from $11,208,000 recorded in Fiscal Year 2007.

Revenues derived from the licensing of motion picture revenues decreased to $3,266,000 from $6,590,000 in the prior year, as no new motion pictures were delivered in the Fiscal Year ended March, 31, 2008, while two motion pictures (Noise and Deal), were delivered in Fiscal Year 2007, resulting in recorded revenues from those pictures of $3,102,000 in that year. Revenues derived from motion pictures delivered prior to the recorded period were $3,266,000 in the Fiscal Year ended March 31, 2008 compared to $3,488,000 recorded in Fiscal Year ended March 31, 2007.

Other revenue for Fiscal Year 2007 of $4,618,000 derived, in large part, from the cancellation of indebtedness related to two motion pictures previously produced by the Company (Stander and Pool Hall Prophets) and, to a lesser extent, from commission income earned during the period.

Cost of sales for the twelve month period ended March 31, 2008 decreased to $4,087,708, compared to $5,269,000 for Fiscal Year 2007, on significantly lower revenues, principally because no new motion pictures were delivered in the period ended March 31, 2008. Included in cost of sales in Fiscal 2008 was $1,370,000 of print and advertising expenditures on the domestic theatrical release of the motion picture Deal.

Other operating expenses increased from $2,323,000 in Fiscal Year 2007 to $4,015,000 in the Fiscal Year ended March 31, 2008, reflecting an increased level of production and distribution activities and a high level of third party professional costs incurred.

Net interest expense for the twelve month period ended March 31, 2008 decreased to $206,000 as compared to $675,000 in Fiscal Year 2007, as a greater proportion of the interest incurred in the later period was capitalized to film costs, reflecting a greater level of film production in the period.

As a result of the above, the Company incurred losses before taxes of $5,043,000 for the year ended March 31, 2008 as compared to a profit of $2,940,000 for the year ended March 31, 2007. Because of these losses, the Company was able to partially reverse the tax charge of $1,099,000 recorded in the prior year, resulting in a net loss for the Fiscal Year ended March 31, 2008 of ($4,341,000) compared to a profit for the prior Fiscal Year ended March 31, 2007 of $1,842,000.
Fiscal Year Ended March 31, 2007 Compared to Fiscal Year Ended March 31, 2006

The Company’s revenues decreased to $11,208,000 in Fiscal Year 2007 from $13,168,000 in Fiscal Year 2006, principally because the two motion pictures that Seven Arts produced and delivered in 2007 (Deal and Noise) generated only approximately $3,132,000 of revenues in that year as compared to approximately $8,900,000 of revenues generated by the two motion pictures that the Company acquired for distribution in the prior year (Captivity and Supercross). Revenues generated from pictures released in prior years amounted to $4,271,000 in Fiscal Year 2007 and $2,485,000 in Fiscal Year 2006.  All revenues in both periods derived from license fees earned from the distribution of the Company’s motion pictures, except for $1,623,000 recorded as income in Fiscal Year 2007 that derived from the cancellation of indebtedness related to two motion pictures previously produced by the Company (Stander and Pool Hall Prophets).

Cost of sales decreased to $5,269,000 in Fiscal Year 2007 from $10,504,000 in Fiscal Year 2006, as a result of

● the reduced level of revenues in Fiscal Year 2007 compared to in Fiscal Year 2006,
● the lower amortization rates associated with the two motion pictures produced in-house in Fiscal Year 2007 as compared to the two motion pictures that the Company released on behalf of third-party producers in Fiscal Year 2006, and
● the fact that there was no cost of sales associated with the revenues realized in Fiscal Year 2007 from the cancellation of indebtedness.

Other operating expenses increased to $2,323,000 in Fiscal Year 2007 from $1,723,000 in Fiscal Year 2006, as a result of the Company’s increased level of production and distribution activities.

Net interest expense also increased to $675,000 in Fiscal Year 2007 from $128,000 in Fiscal Year 2006, as a result of a higher level of borrowings.

As a result, Seven Arts recorded net income of $1,842,000 in Fiscal Year 2007, as compared to net income of $181,000 in Fiscal year 2006.

5.B.  Liquidity and Capital Resources.
During the year ended March 31, 2005, Seven Arts issued (A) £3,000,000, of convertible debt to Langley Park Investment Trust PLC (“Langley”) in return for 3,000,000 ordinary shares in Langley valued at approximately $5,204,000, and (B) approximately £3,000,000 of convertible redeemable preference shares to Armadillo Investments plc (“Armadillo”) in return for 3,000,000 ordinary shares from Armadillo, valued at $5,669,000. The Company received actual cash in Fiscal Year 2005 of approximately $2,232,000 through the sale of ordinary shares of Armadillo Investments plc (approximately $1,302,000) and Langley Park Investment Trust PLC, (approximately $930,000). The amounts that the Company received from the sale of a portion of its Armadillo shares and all of its Langley shares were substantially less than the stated value of the debenture and preference shares. Langley converted 1,250,000 of its convertible debenture into 1,000,000 ordinary shares on March 15, 2007. The convertible redeemable preference shares held by Armadillo were acquired by the Seven Arts Employee Benefit Trust (‘Trust”) on October 30, 2008 and 2,500,000 of the preference shares were converted into 2,000,000 of the Company’s ordinary shares on November 20, 2008.

On October 30, 2008, the Seven Arts Employee Benefit Trust (“EBT”) acquired 3,000,000 of the Company’s convertible Preference Shares from Armadillo Investments Plc (“Armadillo”) for £1,500,000 (approximately $2,145,000 at the prevailing exchange rate), to be paid in three equal installments of £500,000 and the return to Armadillo of 1,600,000 ordinary shares of Armadillo, valued at £800,000 (approximately $1,145,000 at the prevailing exchange rate), for an aggregate purchase price of £2,300,000 (approximately $3,290,000). The purchase price was to be loaned to the EBT by Seven Arts at a nominal interest rate and to date the Company has advanced £500,000 as the first of the installments, together with the 1,600,000 ordinary shares of Armadillo to the EBT, which has paid them over to Armadillo. Seven Arts has guaranteed the remaining approximately $1,650,000 (at current exchange rate) due to Armadillo, but has not yet made these advances, and therefore EBT is in default on the second and third payments. $1,650,000 amount has been booked under “other accruals”. The EBT in turn owes the Company £1,475,000 ($2, 436,110 at the prevailing exchange rate) and this amount has been booked as a contra asset under share premium, which is a deduction from shareholders’ equity. The EBT will owe the Company an additional £1,000,000 when the Company has made good on its obligation.

Seven Arts Future Flow I (“SFF”), a limited liability company owned by SAP, one of the Company’s controlling shareholders and a company that is owned by Peter Hoffman, Chief Executive Officer of the Company, obtained financing of $8,300,000 (the "Arrowhead Loan") from Arrowhead Target Fund Ltd. ("Arrowhead")  in February 2006, at an interest rate of 15% per annum. Seven Arts secured the Arrowhead Loan with liens on twelve motion pictures.  The Company’s only liability was to repay the Arrowhead Loan from the proceeds of the film assets securing the Arrowhead Loan. The specific film assets which secure the Arrowhead Loan were the Company’s distribution rights in the following motion pictures: Asylum, Stander, I’ll Sleep When I’m Dead, No Good Dead, Supercross, Popstar, Red Riding Hood, Johnny Mnemonic, Shattered Image, Never Talk to Strangers, The Hustle, and Shot at Glory. Seven Arts was not required to repay the Arrowhead Loan from any other of the Company’s assets or revenues. The Company’s estimates of the amount of time it would take to repay the Arrowhead Loan from the proceeds of the film assets securing the loan have not been met. The Arrowhead Loan matured on February 15, 2009, and was then due in full. SFF received a default notice from Arrowhead to that effect, and as a result Arrowhead is now collecting directly all sums receivable by the Company with respect to these motion pictures and has appointed a new servicing agent for these motion pictures, with the result that Seven Arts no longer controls the licensing of these motion pictures. As a result of the foregoing, the Company has removed all investment and receivables related to the twelve motion pictures pledged to Arrowhead as assets and have removed all limited recourse indebtedness relating to these motion pictures as a liability.

Seven Arts borrowed an aggregate of $7,500,000 from ACG for $1,000,000 and Cheyne for $6,500,000 in December 2006, secured by certain of the Company’s motion picture assets. The Cheyne Loan and ACG Loan bear interest at 19% and 18% per annum, respectively. The Cheyne Loan matured on September 30, 2007, and Seven Arts repaid $6,500,000 of the Cheyne Loan plus interest thereon, and obtained an assignment of their senior position and subordination agreement with Arrowhead. The remaining ACG Loan of $1,000,000 is now due and is secured with a pledge of 1,607,000 of the Company’s ordinary shares owned by SAP, one of the Company’s controlling shareholders and a company controlled by Peter Hoffman, Chief Executive Officer of Seven Arts. Seven Arts’ estimates of the amount of time it would take to repay the ACG Loan from the proceeds of the film assets securing the loan have not been met. In October 2008, the Company received a notice of default from ACG in connection with this loan. The ACG Loan is secured by Noise, Deal, Pool Hall Prophets, Boo, A Broken Life, and Mirror Wars and a second position security interest in the motion pictures listed above which are pledged to Arrowhead.

On October 15, 2008 Seven Arts borrowed £1,000,000 ($1,437,800 at the prevailing exchange rate) from Trafalgar Capital Special Investment Fund (“Trafalgar”) a portion of which the Company advanced to the EBT for it to use as the first installment for the acquisition of all the Preference Shares owned by Armadillo. On September 2, 2009 Seven Arts repaid Trafalgar $1,000,000 as a partial payment of its loan. The remaining balance on this loan is now past due.

Seven Arts entered into two senior financing loan and security agreements with Palm Finance Corp (“Palm”) to finance the production costs of Pool Boys, Autopsy and Nine Miles Down dated May 7, 2007 and December 17, 2007. These loans are secured by the revenues to be collected from these motion pictures. The revenues so far collected have been insufficient to repay the majority of these loans, primarily as result of management’s decision to delay the release of these films to a more beneficial release date. Seven Arts has entered into a forbearance agreement with Palm extending the due date of these loans.

On August 27, 2007, Seven Arts borrowed $1,650,000 from Blue Rider Financial (“Blue Rider”) to pay for the domestic print and advertising costs for the motion Picture Deal (“Blue Rider Loan”) and arranged that the revenues due from Metro-Goldwyn-Mayer Studios Inc. (“MGM”) to the Company for the distribution of that motion picture be assigned to Blue Rider Financial as partial security for that loan. To date the revenues paid from MGM to the Company have not yet been sufficient to repay the Blue Rider Loan, primarily the result of delays in selling the picture in overseas territories. Seen Arts has therefore entered into an accommodation agreement with Blue Rider to redeem the loan due for $2,200,000, less approximately $515,000 of collections that have been received to date from MGM.

Management believes that based on historical revenues generated from the licensing of the distribution rights on the Company’s motion pictures, Seven Arts’ working capital will be sufficient for the next twelve months.

Seven Arts currently borrows funds for the financing of each of its motion pictures from several banks and other production lenders. The Company is currently seeking a revolving credit facility for the financing of its future motion picture productions. Seven Arts’ cash flow is derived from license fees earned from the delivery and distribution of the Company’s motion pictures in the United States and territories around the world.

5.C.   Research and Development, Patents and Licenses, etc.
     NA

5.D.    Trend Information.
The Company is aware of no trends that could materially affect the Company's business.

5.E.  Off-Balance Sheet Arrangements.
The Company has no Off-Balance Sheet Arrangements.

5.F.   Tabular Disclosure of Contractual Obligations (as of June 30, 2009):

			Payments Due By Period
		Total	Less Than	1-3	3-5	More Than 5
			1 Year	Years	Years	Years
1.	Bank and Other Production Loans (1)	$15,320,650	$15,320,650	$-	$-	$-
2.	Post Production Facility Line of Credit (2)	3,700,000	-	-	3,700,000	-
3.	Armadillo Investments plc/EBT (3)	1,650,000	1,650,000	-	-	-
4.	Trafalgar Capital Special Investment Fund (3)	2,204,887	2,204,887	-	-	-
5.	Langley Debenture(4)	3,432,450	-	-	-	3,432,450
6.	Lion House	302,645	302,645	-	-	-
7.	Sums Due To Producers (5)	1,366,707	1,366,707	-	-	-
	Total	$27,977,339	$20,844,889	$-	$3,700,00	$3,432,450

(1)
The current and long-term bank and production loans include (i) approximately $1,000,000 of the ACG Loan described in “Liquidity and Capital Resources” above, (ii) approximately $9,200,000 in special purpose financing arranged for six motion pictures produced by Seven Arts, and (iii) $4,000,000 owed to Palm Finance Company for production of the motion picture Nine Miles Down. The limited recourse Arrowhead Loan of $8,300,000 and all assets pledged to secure this Arrowhead loan have been removed from the Company’s consolidated balance sheet as of June 30, 2009.

(2)
Seven Arts Pictures Louisiana LLC, a subsidiary of SAP (one of the Company’s controlling shareholders and a company controlled by Peter Hoffman, Chief Executive Officer of Seven Arts), entered into a Credit Agreement with Advantage Capital Community Development Fund, L.L.C. dated October 11, 2007 for the acquisition and improvement of a production and post production facility located at 807 Esplanade Avenue in New Orleans, Louisiana. The aggregate borrowing amount under this facility is $3,700,000, all of which was drawn down as of June 30, 2009. Seven Arts has guaranteed this indebtedness and has not included it in the Company’s total indebtedness. Seven Arts does not anticipate the use of any material amount of the Company’s working capital to complete and operate this facility, and the Company expects to realize substantial film production, film infrastructure, historic rehabilitation and other state and federal tax credits and other tax incentives from the acquisition, renovation, and operation of this property as a post production facility. In particular SAP LA has submitted audited expense reports which would generate approximately $4,000,000 in Louisiana Film Infrastructure tax credits $2,300,000 in Louisiana State Rehabilitation tax credits and $2,400,000 in Federal Historic Preservation tax credits.

(3)
A portion of the loan due to Trafalgar Capital Special Investment Fund was advanced by the Company to the Seven Arts Employee Benefit Trust (“EBT”) for the partial acquisition of the Preference Shares owned by Armadillo Investments plc (“Armadillo”). The loan to Trafalgar came due on June 30, 2009 and the Company  made a partial payment of $1,000,000 on September 2, 2009. The Company has guaranteed an additional $1,650,000 due from the EBT to Armadillo. The second and third payments to Armadillo were due in April and October 2009, and the EBT did not make those payments. These payments are now past due.

(4)
Langley’s remaining Debentures have a face value of £1,750,000 (approximately $3,432,450) and are convertible into an aggregate of 700,000 ordinary shares. There is no due date or required due date on these Debentures. The Debentures rank junior to all the Company’s indebtedness and senior only to Seven Arts’ ordinary or preference shares and they are included as a part of Shareholders’ Equity.

(5)
Includes estimated amounts due to producers of motion pictures as well as $700,000 due on litigation surrounding the picture 9 ½ Weeks. These amounts are not included in Total Debt in the Summary and Selected Financial Data Tables.

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

Basis of accounting
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union (“EU”), the Companies Act 2006 and Article 4 of the International Accounting Standard (“IAS”) Regulations. In addition, Seven Arts also complied with IFRS as issued by the International Accounting Standards Board (“IASB”).

Seven Arts produces and acquires motion pictures for distribution in theatres, on home entertainment and/or for television exploitation. Seven Arts operates in one principal business segment as a motion picture producer and distributor. Whether considered individually or in combination, the Company’s business as both a motion picture producer and distributor, do not constitute separate segments under SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. Management believes that all Seven Arts businesses are functionally and financially similar.

IFRS does not specifically address amortization of film costs, or participations and residuals. As a result, companies reporting under IFRS record these costs using principles similar to those provided by US GAAP. In accordance with SOP 00-2: Accounting by Producers or Distributors of Films, an entity is required to amortize film costs and to accrue participation costs using the individual-film-forecast method. The method amortizes film costs as the ratio of current period actual revenue to estimated remaining unrecognized ultimate revenue (as of the beginning of the current fiscal year). At each reporting date, the estimated remaining unrecognized ultimate revenue is updated with any changes being charged to the income statement in the fiscal year of revision.

The Company has engaged in various transactions under which it has received funds as proceeds of the transfer of tax credits or other tax benefits associated with its motion picture productions.  Any such proceeds are treated as a reduction in the production costs of the applicable motion picture up to the amount of the capitalized costs thereof and treated as revenues to the extent in excess of capitalized costs thereof.  Should the Company receive such proceeds as forfeiture with respect to pictures which we have not commenced production by a particular date, such proceeds are recorded as fee income.

Basis of consolidation
Seven Arts’ financial statements consolidate the financial statements of Seven Arts Pictures Plc and the Company’s subsidiaries.  The results of subsidiaries acquired and sold are included in the profit and loss account from or up to the date control passes on the acquisition basis. Intra group sales and profits are eliminated on consolidation.

The results and net assets/liabilities of the associate are accounted for using the equity method, whereby the investment is initially recorded at cost and, thereafter, is adjusted for the post-acquisition change in the investor’s share of net assets/liabilities.  The profit and loss reflects the investor’s share of the results of the operations of the associate.

The Group has engaged in various transactions under which it has received funds in connection with the transfer of tax credits or other tax benefits associated with its motion picture productions.  Any such proceeds are treated as a reduction in the production costs of the applicable motion picture up to the amount of the capitalized costs of such pictures. In the event that such proceeds were to exceed the capitalized costs of the associated picture such excess revenues would be recorded as fee income. In the event that the group receives such proceeds with respect to pictures on which the Company has not commenced production by a particular date, and these proceeds are forfeited, such proceeds are recorded as fee income.

Total Revenues
Seven Arts’ film revenue recognition policies recognize revenue from a sale or licensing arrangement of a film when all of the following conditions are met:

a. Persuasive evidence of a sale or licensing arrangement with a customer exists.

b. The film is complete and, in accordance with the terms of the arrangement, has been delivered or is available for immediate and unconditional delivery.

c. The license period of the arrangement has begun and the customer can begin its exploitation, exhibition, or sale.

d. The arrangement fee is fixed or determinable.

e. Collection of the arrangement fee is reasonably assured

A written agreement with clients (purchase order, letter, contract, etc.) indicating the film name, territory and period is required for the recognition of revenue. Revenue is recognized when the performance criteria have been met and the customer has confirmed its agreement.

Seven Arts’ revenue recognition policies are summarized below:

1) License fee revenue (i.e. non-refundable advances) is recognized as and when the film in question is available for delivery to the respective territories.  However, where an advance is paid upon the signing of an agreement, and this is non-refundable, it is recognized upon the signing of the agreement if the film is then available for delivery

2) Revenue that equates to a share of gross receipts of films is recognized as income as and when the Company is notified of the amounts when earned.

3) Revenue that relates to 3rd party investor interest income that is directly related to financing and producing films is recognized when earned.

The Group will not recognize any revenues relating to minimum guarantee on any motion picture or amortization expenses on that picture until United States theatrical release if it has agreed with the licensees that delivery or payment of minimum guarantee will be delayed for any material period of time to permit such a theatrical release.

Total revenues represent the earned revenue of goods sold and services provided to customers. Cash payments received are recorded as deferred income until all the conditions of revenue recognition have been met.

Investments
Investments are held at the lower of cost or net realizable value, and reviewed annually for any impairment charges.

Film costs
Film costs include the unamortized costs of completed films which have been produced by the Company or for which the Company has acquired distribution rights, libraries acquired as part of acquisitions of companies and films in progress and in development.

For films produced by Seven Arts, capitalized costs include all direct production and financing costs, capitalized interest and production overhead.

Costs of acquiring and producing films are amortized using the individual-film-forecast method, whereby these costs are amortized and participations and residuals costs are accrued in the proportion that current year’s revenue bears to management’s estimate of ultimate revenue at the beginning of the current year expected to be recognized from the exploitation, exhibition or sale of the films. The great majority of a film's costs (80% or more) are generally amortized within three years of the picture's initial release.

Ultimate revenue includes estimates over a period not to exceed ten years following the date of initial release. Film costs are stated at the lower of amortized cost or estimated fair value. Individual film costs are reviewed on a title-by-title basis, when an event or change in circumstances indicates that the fair value of a film is less than its unamortized cost. The fair value of the film is determined using management’s future revenue and cost estimates and a discounted cash flow approach. Additional amortization is recorded in the amount by which the unamortized costs exceed the estimated fair value of the film. Estimates of future revenue involve measurement uncertainty and it is therefore possible that reductions in the carrying value of investment in films may be required as a consequence of changes in management’s future revenue estimates.

Films in progress include the accumulated costs of productions which have not yet been completed.

Films in development include costs of acquiring film rights to books, stage plays or original screenplays and costs to adapt such projects. Such costs are capitalized and, upon commencement of production, are transferred to production costs. Projects in development are written off at the earlier of the date they are determined not to be recoverable or when abandoned, or three years from the date of the initial investment.

Property and Equipment
Property and Equipment are stated at cost less accumulated depreciation. Depreciation is provided for using the following rates and methods:

Computer equipment and software      2- 5 years straight line
Furniture and equipment       2- 5 years straight line

Accounts Receivables
Receivables are recognized at the initial amount of the invoice.  As a result of the nature of the activities of the Company, accounts receivable are generally of a short-term nature. However, any receivable whose recovery date was distant would be measured at its present value.  Seven Arts does not charge interest on late payment of trade receivables and loans.

Any receivable outstanding is only written off after management has deemed the debt to be uncollectible, under the terms of the agreement.  As of June 30, 2009, the Company had set up a reserve of $542,811 to cover any future uncollectible receivables.  The Company determines its allowance by considering a number of factors, including the length of time receivables are past due, the Company’s previous loss history, the customer’s current ability to pay its obligation to the Company, and the condition of the general economy and the industry as a whole.

Substantially all of the trade receivables at face value as reflected in the consolidated financial statements are pledged as security for borrowings by the Company.

Accounts Payables
All operating trade payables (including notes payable and accrued supplier invoices) relate to the purchase of goods and services including those related to media space purchases as an agent. These payables are due within less than one year. However any payable whose due date was more than one year would be measured at its present value.

Income taxes
Income taxes are accounted for under SFAS No. 109, Accounting for Income Taxes (“SFAS No. 109”). SFAS No. 109 requires an asset and liability approach for financial accounting and reporting for income taxes and allows recognition and measurement of deferred assets based upon the likelihood of realization of tax benefits in future years.

Under this method, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Valuation allowances are established when management determines that it is more likely than not that some portion, or all of the net deferred tax asset will not be realized.

The financial effect of changes in tax laws or rates is accounted for in the period of enactment.

The Company is not a part of any consolidation return filed in the United States.

VAT Sales and Purchase tax
 Included within the receivables and payables is VAT charged at the rate applicable. This is a sales tax on all UK sales and purchases and for all periods presented this was calculated at the applicable tax rate of either 17.5% or 15% for all UK sales. Foreign sales are exempt from UK VAT.

Interest capitalized
Directly attributable interest is capitalized as part of intangible fixed assets and is based on interest charged as a result of obtaining bank and other borrowings to finance these assets.

Fair value of financial instruments
The carrying amount of cash, trade accounts receivable, other accounts receivable, receivables due from and payable to related parties, trade accounts payable, other accounts payable and accrued expenses, as well as short-term debt, approximate their corresponding estimated fair values due to the short-term maturity and revolving nature of these financial assets and liabilities. Cash equivalents are recognized at fair value considering quoted market prices for the same or similar instruments. Long-term debt is based on estimated market prices for similar instruments, considering interest rates currently available in connection with bank loans with similar terms and due dates.

Share Based Payments
The fair value of the employee services received in exchange for the grant of options is recognized as an expense in accordance with FRS 20. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options determined at the grant date, excluding the impact of any non-market vesting conditions (for example, profitability and sales growth targets) by use of an option-pricing model.  Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. This estimate is revised at each balance sheet date and the difference is charged or credited to the profit and loss account.

Inflation
Management believes that inflation has not had a material effect on the Company’s operations to date.

Related Party Transactions
For a description of the Company’s related party transactions see the section of this report entitled “Certain Related Transactions.”

ITEM 6.   DIRECTORS , SENIOR MANAGEMENT, AND EMPLOYEES

6.A.  Directors and Senior Management
Table No. 9
Directors and Senior Management
Jaunary 30, 2010
Table No. 1
Directors

Name	Position	Age	Date First Elected or Appointed	Date of Expiration of Current Term (1)
Peter Hoffman	Chairman/CEO, Director	60	September 2, 2004	November 15, 2011
Michael Garstin	President/CFO, Director	61	June 1, 2008	November 15, 2010
Kate Hoffman	COO, Director	31	February 26, 2008	November 15, 2010
Elaine New	Director	49	January 11, 2007	November 15, 2012
Julia Verdin	Director	46	January 3, 2007	November 15, 2012
Anthony Hickox	Director	44	January 3, 2007	November 15, 2012
(1)           Directors serve for three years.

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

Peter Hoffman has been Chief Executive Officer of Seven Arts and one of its directors since September 2004 and is also the founder.   Mr. Hoffman was made Chairman of the Company on January 15, 2010 following the death of the Company’s previous Chairman, Anthony Bryan. Under Mr. Hoffman’s direction, Seven Arts and its predecessors have produced and or distributed over thirty features since inception including: Johnny Mnemonic, Never Talk To Strangers, 9 ½ Weeks II and Shattered Image.   As our CEO, his responsibilities include, among others, the selection and production of motion pictures, strategic planning, business development, operations, financial administration, accounting, and reporting to the Board of Directors. Mr. Hoffman was previously President and CEO of Carolco Pictures.  He was directly involved at Carolco in the production of a large slate of independent motion pictures, including Terminator 2, Basic Instinct, Total Recall, and Rambo III. Mr. Hoffman is a graduate of the Yale Law School and has participated as a lawyer and executive in numerous financial and tax preferred financings for more than twenty-five years.  Mr. Hoffman is the father of Kate Hoffman, Chief Operating Officer of Seven Arts and an Executive Director.

Michael Garstin has been the President of Seven Arts and one of its directors since June 2008.  Mr. Garstin was made CFO of the Company on December 15, 2009 after former CFO, David Bailey resigned at the end of his probationary period. As President and CFO, his responsibilities include strategic planning, business development, fundraising, overseeing financial administration, preparing accounting and financial statements, liaising with auditors, accountants, and financial community/shareholders; and preparing, paying and organizing our expenses, taxes, and activities, and ensuring Seven Arts’ compliance with all financial statutory and regulatory requirements. He began his career as a Lending Officer at Chase Manhattan Bank, then joined Filmways Corp., later renamed Orion Pictures, as a Board Director and Chief Financial Officer.  Subsequently, he returned to Wall Street and worked as a Senior Managing Director and Head of the Media & Entertainment Group at Bear Stearns & Co., during which time he provided advice to and helped raised capital for a number of independent film companies, including Carolco Pictures, on whose Board of Directors he served for a number of years. He later ran the New York Investment Banking departments for both Daniels & Associates and CEA and worked as a Managing Director at Gleacher & Co., and at SMH Capital.

Kate Hoffman has been Chief Operating Officer and a director of Seven Arts since February 2008.  As COO, her responsibilities include supervising the production of motion pictures and licensing and delivering of the Company’s motion pictures to third parties. She began her career at the age of 17 as an intern for Hollywood casting directors, Mary Vernieu and Risa Gramon-Garcia.  Ms. Hoffman then worked for film agent Mort Viner at International Creative Management until his retirement when she joined the Company’s predecessors in 1998.  She has managed the development, production and delivery of films including The Believer, No Good Deed, Stander, and Asylum.  In addition to her production responsibilities, Ms. Hoffman is responsible for international distribution, acquisitions and film financing. Ms. Hoffman is the daughter of Peter Hoffman, Chief Executive Officer and a director of Seven Arts.

Julia Verdin has been a director since January 2007. She is an independent film producer. Ms. Verdin produced Stander, directed by Bronwen Hughes, was an Executive Producer on Merchant of Venice, directed by Michael Radford and starring Al Pacino, Jeremy Irons and Joseph Fiennes and a co-producer on Riding the Bullet, based on a Steven King story which was directed by Mick Garris and stars David Arquette, Jonathan Jackson, Erika Christensen and Barbara Hershey.

Anthony Hickox has been a director since January 2007.  He is a film director, writer and producer.  Mr. Hickox wrote and directed his first film, Waxworks at the age of 21.  Mr. Hickox was involved in the production of or direction of Sundown, Warlock: Armageddon; Children of the Corn, Turn of the Screw; Carnival of Souls, and Hellraiser 3: Hell on Earth.

Elaine New was Chief Financial Officer and a director of the Company from January 2007 until July 31, 2009. Ms. New remains a non-executive director and a financial consultant. She is Cambridge University educated and is a Price Waterhouse (London) qualified Chartered Accountant.  Elaine has been in the media industry for the last eight years as Finance Director of Metrodome Group plc, a UK film distributor.  Ms. New was previously engaged as Financial Controller of Harrods International, helping to establish an airport retailing arm, and as Commercial Director of Outfit, a new division of Sears Womenswear Ltd that she helped to create in the latter part of the 1990s.  Ms. New has been on the Executive Committee of The Quoted Companies Alliance for almost three years helping represent small to mid-cap companies listed both on AIM and the main list of The London Stock Exchange.

6.B.  Compensation

Cash Compensation
Since February 15, 2009, Seven Arts’ compensation policies with respect to its directors and executive officers are established, administered, and the subject of periodic review by the Company’s independent directors in accordance with the NASDAQ Marketplace Rules. Total compensation accrued and/or paid (directly and/or indirectly) to the directors and senior management during the fiscal period ended June 30, 2009 was $1,084,808. Seven Arts has a Compensation Committee, consisting of Mr. Hoffman, Ms. New and Ms. Verdin, that reviews and approves all employee compensation and bonuses.

Table No. 10
Officer and Director Compensation
Fiscal Year Ended June 30, 2009	Annual Compensation			Long-Term Compensation
				Awards		Payouts
Name	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Option/ SAR’s Granted (#)	Shares/ Units Subject to Resale Restrictions ($)	LTIP Pay outs ($)	All Other Compensation ($)
Peter Hoffman	$500,000	-	-	-	-	-	-
Elaine New	247,500	-	-	-	-	-	-
Kate Hoffman	85,800	-	-	-	-	-	-
Michael Garstin	200,000	-	-	-	-	-	-
Other Directors as a Group	51,508	-	-	-	-	-	-

Stock Options .  Seven Arts intends to grant stock options to Directors, Senior Management and employees as an Unapproved Share Option Scheme authorized under United Kingdom law.  The Company may grant options worth up to £ 120,000 to any employee at the date of grant and grant up to £ 3,000,000 for all employees at the date of grant.   See Table No. 11 for information about stock options outstanding.

Table No. 11
Stock Option Grants from Inception to June 30, 2009

Name	Number of Options Granted	% Of Total Options Granted on Grant Date	Exercise Price per Share	Grant Date	Expiration Date	Mkt. Value of Securities Underlying Options on Date of Grant
Michael Garstin	100,000	100%	$1.54	6/1/2008	6/1/2013	$1.54
Michael Arata(1)	10,000	100%	$1.54	6/1/2008	6/1/2013	$1.54
Tony Hickox	10,000	100%	$2.29	2/7/2007	2/7/2012	$2.29
Julia Verdin	10,000	100%	$2.29	2/7/2007	2/7/2012	$2.29
Elaine New	10,000	100%	$2.29	2/7/2007	2/7/2012	$2.29
Chris Bialek(2)	10,000	100%	$2.29	2/7/2007	2/7/2012	$2.29
Philip Kendall	20,000	100%	$1.46	9/30/2008	9/29/2013	$1.46
Other Employees	60,000	100%	$1.55	11/7/08	11/7/2013	$1.55
Total Granted	230,000
Total Outstanding	220,000

(1) On November 5, 2008 Michael Arata exercised all 10,000 of these options.
(2) On December 1, 2009 Chris Bialek exercised all 10,000 of these options.

In addition, the Company has granted stock options in the following amounts to the following persons in connection with financing services provided by these persons:

Name	Number of Options Granted	Exercise Price Per Share	Market Value of Securities on Date of Grant	Grant Date	Expiration Date
Blue Rider Finance/Robert Oppenheim(1)	50,000	$1.125	$1.463	Jan. 22, 2008	Jan. 23, 2011
Trafalgar Capital	160,000	$1.013	$1.463	Jan. 31, 2008	Jan. 30, 2013
Specialized Investment Fund(2)	60,000	$1.013	$1.988	Oct. 30, 2008	Oct. 30, 2013
Total Granted	270,000
Total Outstanding	37,500

(1) On October 21, 2008 Robert Oppenheim exercised 12,500 options.
(2)  The Company terminated all 220,000 stock options granted to Trafalgar Capital Investment Fund in return for 34,000 restricted ordinary shares.

Change of Control Compensation .  Seven Arts has now and has had in all periods described no plans or arrangements in respect of remuneration received or that may be received by executive officers of the Company to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$60,000 per senior management.

Other Compensation .  No senior management director received “other compensation” in excess of the lesser of US$25,000 or 10% of such officer's cash compensation, and all senior management and Directors as a group did not receive other compensation which exceeded US$25,000 times the number of persons in the group or 10% of the compensation.

Bonus/Profit Sharing/Non-Cash Compensation .  Except for the stock options discussed above (Table 11), Seven Arts had no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to Seven Arts' Directors or senior management, except as follows:  The Board has adopted a bonus plan in the following form.

1.
Compensation Committee will recommend amount of bonus pool each year, which will be 10% of pre-tax profits for the Fiscal Year Ended June 30, 2009, and subsequent Fiscal Years.  The CEO will decide recipients of project awards and amounts in conjunction with Compensation Committee composed of Mr. Hoffman, Ms. New and Ms. Verdin.

2.	In future years comparisons will be made to peer groups in the motion picture industry

3.	There will be two types of annual bonuses
(a) Management
(b) Project related
4.	Managers in bonus pool
(a)  Peter Hoffman (Chairman/CEO)
(b)  Michael Garstin (President/CFO)
(c)  Kate Hoffman (COO)
                       5. Management bonuses as follows:
	CEO	Management	Project Related
Company Results	40%	25%	15%
Individual Objectives	10%	30%	50%
Subjective	20%	20%	25%
Share Performance	30%	25%	10%
6.	Individual objects for Management will be agreed by Board
7.	Criteria includes individual contributions to overall company profits.

Seven Arts Employee Benefit Trust

The Company established the Seven Arts Employee Benefit Trust (“EBT”) to acquire 3,000,000 of the Company’s preference shares from Armadillo Investments plc in a transaction described in Item 7.B Related Party Transactions below. EBT has granted an option to a third-party investment adviser to acquire 50,000 ordinary shares.

EBT is governed by a Trust Deed that Seven Arts entered into with the trustee.  Under the Trust Deed, Seven Arts has the power to remove the trustee and to replace it with one or more trustees of the Company’s choosing.  The Trust Deed also restricts the trustee from voting the Company’s ordinary shares held by EBT without the approval of the Company.  All cash and ordinary shares owned by EBT are held by EBT for the benefit of Seven Arts’ employees. Any distributions by EBT will be approved by the trustees and are expected to be made to the Company’s executive management as part of the Company’s bonus plan described above.

Pension/Retirement Benefits
No funds were set aside or accrued by Seven Arts during Fiscal Year ended June 30, 2009 to provide pension, retirement or similar benefits for Directors or senior management.

6.C.  Board Practices

6.C.1.  Terms of Office

Refer to Item No. 6.A.1.

6.C.2.  Directors’ Service Contracts .

SAP has an employment agreement with Peter Hoffman pursuant to which he will act as CEO of the Company until December 31, 2013. Upon acquisition of control of the Company, Seven Arts entered into a contract with SAP to secure Mr. Hoffman's services solely to Seven Arts and its subsidiaries as the Company’s CEO  (See Exhibit 3).  In connection with that employment agreement, the Company has granted Mr. Hoffman

•           the right to sole responsibility for creative and business decisions regarding motion pictures developed and produced by Seven Arts,

•           a right of first refusal to produce remakes, sequels or prequels of motion pictures produced by Mr. Hoffman and acquired by the Company or any motion picture produced by the Company during his employment,

•           an annual salary of $500,000 per year plus bonuses, expenses and a signing option and

•           a right upon termination without cause to a lump sum payment of approximately $1,500,000, an assignment of all projects in development during the term of his employment and any amounts due upon such compensation as an excise tax.

Seven Arts has an employment agreement with Michael Garstin pursuant to which he will serve as President of the Company until December 31, 2013 at a salary of $200,000 per year plus bonuses and expenses. See Exhibit 17

Both of the employment agreements grant Seven Arts a right to injunctive relief if the respective employee breaches the agreement.  The employment agreements do not contain “non-compete” clauses.

Director Compensation

Seven Arts has entered into an agreement with Anthony Bryan, Chairman of the Board of the Company, terminable on sixth months’ notice by either party, at a rate of approximately $35,000 per annum plus options to acquire 25,000 of the Company’s ordinary shares. Any other Director who is not part of the executive management will receive approximately $2,250 (£1,500) per meeting attended.

6.C.3.  Board of Director Committees

Seven Arts has an Audit Committee, which recommends to the Board of Directors the engagement of the Company’s independent auditors and reviews with the independent auditors the scope and results of the Company’s audits, its internal accounting controls, and the professional services furnished by the Company’s independent auditors.  The current members of the Audit Committee are Ms. New (Chair), Mr. Garstin and Ms. Verdin.  The Audit Committee did not meet separately in the fiscal period ended June 30, 2009.

Seven Arts has a Compensation Committee (Mr. Hoffman, Ms. New and Ms. Verdin) and a Nomination Committee (Ms. Hoffman, Mr. Hickox and Ms. Verdin).

All Committees of the Board are organized pursuant to Seven Arts’ Board of Directors Memorandum and resolutions of the Board of Directors. The terms of reference of each committee are based on the subject matter jurisdiction of each Committee. The Compensation Committee reviews and approves all employee compensation and bonuses. The Nomination Committee proposes candidates for election to the Company’s Board of Directors.

All meetings of each Committee are on an ad hoc basis, decisions are made by majority vote and all decisions are reported to the full Board of Directors for approval.

6.D.  Employees

As of June 30, 2009, Seven Arts had 14 employees and independent contractors, providing full time services.

6.E.  Share Ownership

Table No. 12 lists, as of June 30, 2009, directors and senior management who beneficially own Seven Arts' voting securities, consisting solely of ordinary shares, and the amount of Seven Arts' voting securities owned by the directors and senior management as a group.

Table No. 12A
Shareholdings of Directors and Senior Management

Name of Beneficial Owner	Address of Beneficial Owner	Amount of Beneficial Ownership (1)	Percent of Class
Seven Arts Pictures Inc.(2)	6121 Sunset Blvd, Hollywood, CA 90028	1,607,000	23.2%
Michael Garstin (3)	6121 Sunset Blvd, Hollywood, CA 90028	100,000	1.3%
Elaine New (3)	38 Hertford Street, London, W1J 7SG	10,000	(4)
Anthony Hickox (3)	6121 Sunset Blvd, Hollywood, CA 90028	10,000	(4)
Julia Verdin (3)	6121 Sunset Blvd, Hollywood, CA 90028	10,000	(4)
All Officers and Directors as a Group		1,737,000	24.6%
(1)
Beneficial ownership is determined in accordance with the Rule 13d-3(a) of the Exchange Act and generally includes voting or investment power with respect to securities and includes shares underlying convertible debentures, warrants and options that have been issued, granted and have vested and not been exercised and shares underlying options that will vest within the next 60 days only in respect to any person listed in the table. Except as subject to community property laws, where applicable, the person named above has sole voting and investment power with respect to all ordinary shares shown as beneficially owned by him/her.

(2)
Peter Hoffman controls approximately 70% of the voting stock of SAP, and is a beneficial owner of the Company’s ordinary shares held by Seven Arts Pictures Inc.  This total does not include 700,000 ordinary shares pledged to ApolloMedia and over which ApolloMedia has dispositive control.

Under the terms of the Trust Deed establishing the Seven Arts Employee Benefit Trust, EBT is to abstain from voting any of the shares that it holds unless management determines otherwise. Includes 200,000 ordinary shares underlying the Company’s preference shares.
(3)	Represents ordinary shares underlying vested options.
(4)	Seven Arts issued these options to employees and consultants as part of a compensation and incentive program.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.  Major Shareholders.

7.A.1.a.  Holdings By Major Shareholders.

Table No. 12B lists, as of June 30, 2009, all shareholders who beneficially own 5% or more of Seven Arts' voting securities, consisting solely of ordinary shares, and the amount of Seven Arts' voting securities owned by the 5% shareholders as a group.

Table No. 12B
Shareholdings of 5% Shareholders

Title of Class	Name of Beneficial Owner	Address of Beneficial Owner	Amount of Beneficial Ownership (1)	Percent of Class
Ordinary	Seven Arts Pictures Inc. (2)	6121 Sunset Blvd, Hollywood, CA 90028	1,607,000	23.3%
	Seven Arts Employee Benefit Trust (3)	38 Hertford Street, London, W1J 7SG	2,200,000	30.9%
	Langley Park Investment Trust PLC (4)	30 Finsbury Square, London, EC2P 2YU	1,657,627	21.7%
	ApolloMedia GmbH & Co. Filmproduktion KG (5)	Candidplatz 11, 81543 Munich, Germany	700,000	9.2%
	Trafalgar Capital Investment Fund (6)	8-10 Rue Mathias Hardt, BP, Luxembourg, L-1030	492,000	6.2%
	Total 5% Holders		6,656,627	91.3%
(1)
Beneficial ownership is determined in accordance with the Rule 13d-3(a) of the Exchange Act and generally includes voting or investment power with respect to securities and includes shares underlying convertible debentures, warrants and options that have been issued, granted and have vested and not been exercised and shares underlying options that will vest within the next 60 days only in respect to any person listed in the table. Except as subject to community property laws, where applicable, the person named above has sole voting and investment power with respect to all ordinary shares shown as beneficially owned by him/her.

(2)
Peter Hoffman controls approximately 70% of the voting stock of SAP, and is a beneficial owner of the Company’s ordinary shares held by Seven Arts Pictures Inc.  This total does not include 700,000 ordinary shares pledged to ApolloMedia and over which ApolloMedia has dispositive control.

(3)	Under the terms of the Trust Deed establishing the Seven Arts Employee Benefit Trust, EBT is to abstain from voting any of the Company’s shares that it holds unless the Company determines otherwise.
(4)	Includes 200,000 ordinary shares underlying the Company’s preference shares. Includes 700,000 ordinary shares underlying convertible redeemable debentures.
(5)
Represents 700,000 ordinary shares pledged by SAP and over which ApolloMedia has dispositive control. Seven Arts intends to pay a settlement amount to ApolloMedia upon which time SAP and ApolloMedia have agreed that such ordinary shares would be returned to the Company.

(6)
Represents 34,000 ordinary shares, and up to 458,000 ordinary shares underlying the balance of a term loan. A $1,000,000 partial payment on this loan was made on August 25, 2009 and the loan is now in default.

7.A.1.b.  Significant Changes in Major Shareholders’ Holdings.

SAP sold 1,025,000 ordinary shares owned by it in November 2006, at £0.30 per share and advanced the proceeds net of commission to the Company.  The Company has issued in Fiscal Year 2007 ordinary shares to:
(a)	To SAP for pledge to Apollo Media to settle an indebtedness to Apollo Media with regard to the motion picture Stander ;
(b)	To Langley Park Investments plc in partial conversion of its convertible redeemable debenture. See Exhibit 4.
(c)	To Unique Fidelity Engineering Limited, 534,000 shares in the current fiscal period.

The Company has issued 2,000,000 ordinary shares to the Seven Arts Employee Benefit Trust on November 20, 2008.  See Part 4.A. History and Development of the Company - Financings and Exhibit 18.

7.A.1.c.  Different Voting Rights.

Seven Arts’ major shareholders do not have different voting rights.

7.A.2.  Share Ownership.

As of June 30, 2009, Seven Arts had issued 6,927,300 ordinary shares of £0.25, 13,184,000 deferred shares of £0.45 each; and 500,000 convertible redeemable preference shares of £1.00 each issued, and 541 (as of June 30, 2009) registered shareholders.

The company’s principal shareholders are listed in 7.A.1.a.  Holdings By Major Shareholders above.

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

7.B.  Related Party Transactions

Seven Arts has entered into several agreements and arrangements with Seven Arts Pictures Inc (“SAP”)., an entity that owns approximately 23.2% of the Company’s ordinary shares including ordinary shares transferred to third parties in pledges, whose majority beneficial shareholder is Peter Hoffman, Chief Executive Officer of the Company.  These transactions include:

●           Upon acquisition of control of the Company by SAP in September 2004, Seven Arts entered into an agreement with SAP under which SAP provided the services of Peter Hoffman for the amount of his contracted salary, and the services of the Los Angeles office and staff of SAP to the Company at cost.  Pursuant to an inter-company agreement, SAP also from time-to-time has and will own limited liability companies in the United States which distribute the Company’s motion pictures for a fee, with all profits ensuing to the benefit of the Company. These fees are eliminated in the consolidated results of the Company. These limited liability companies may also provide other services to Seven Arts at no fee other than Mr. Hoffman’s salary, and the direct third-party costs of SAP’s Los Angeles office, all of which are reflected in the financial statements of the Company.  These other services will include any reasonable requests of management, such as including accounting services, audits of distribution statements, collection of accounts receivable, supervision of production of motion pictures and similar day-to-day aspects of the Company’s business.   SAP has assigned to the Company any proceeds arising from services performed by SAP on the Company’s behalf. Seven Arts has granted SAP the power and authority to enter into agreements on the Company’s behalf.  Although under the terms of the agreement SAP is not to take any actions on the Company’s behalf without the Company’s prior approval, in practice Seven Arts has not required SAP to receive the Company’s prior approval.

●           Because the Company lacks a working capital line of credit, SAP and its affiliates, including various Louisiana limited liability companies, have from time-to-time made non-interest bearing advances to Seven Arts or its subsidiaries, when Seven Arts has been unable to collect receivables, all as judged appropriate by management. The balances of these combined accounts was $1,118,598  as of June 30, 2009, $2,794,727 as of June 30, 2008 and $2,049,405 as of March 31, 2008, reflecting amounts due to the Group by these companies. SAP has pledged an interest in its shares of the Company’s stock to secure certain SAP indebtedness. The balance of the debt will be settled on the sale of the 700,000 shares currently pledged by SAP Inc to Apollo.

●           Together with SAP, Seven Arts entered into a settlement agreement, dated September 30, 2006, with ApolloMedia GmbH & Co. Filmproduktion KG (“ApolloMedia”) related to a dispute regarding amounts ultimately payable to ApolloMedia from the distribution of the motion picture Stander and one of the Company’s subsidiaries’ assumption of indebtedness of approximately $2,000,000 related to Stander upon acquisition of control of the Company by SAP.   The Settlement Agreement fully releases the Company and its subsidiaries from any liability to ApolloMedia in exchange for a payment of $1,650,000 to be made by SAP. In connection with SAP’s payment obligation of the settlement amount to ApolloMedia, the Company issued 700,000 ordinary shares to SAP which SAP immediately pledged to ApolloMedia to secure SAP’s obligations under the settlement agreement. SAP has agreed that it will (1) return to the Company all ordinary shares in excess of 400,000 not necessary to satisfy SAP’s obligations to ApolloMedia and (2) deliver to the Company from SAP’s ordinary shares, any ordinary shares in excess of 400,000 sold by SAP to satisfy the indebtedness to ApolloMedia under the settlement agreement.   The shares pledged to ApolloMedia will be sold by it as necessary for ApolloMedia to derive net proceeds of $1,650,000, and any pledged shares remaining after such sale will be returned to the Company.

●           The Company has entered into several agreements and arrangements with Seven Arts Pictures Louisiana LLC (“SAP LA”), an entity that is 60% beneficially owned by SAP, a company controlled by Seven Arts’ Chief Executive Officer, Peter Hoffman. These transactions include:

●           A guarantee that Seven Arts provided to SAP LA to cover its indebtedness under a Credit Agreement that SAP LA entered into with Advantage Capital Community Development Fund, L.L.C., dated October 11, 2007, for the acquisition and improvement of a production and post production facility located at 807 Esplanade Avenue in New Orleans, Louisiana. The aggregate borrowing amount under this facility is $3,700,000, all of which was drawn down as of June 30, 2009. Seven Arts does not anticipate the use of any material amount of the Company’s working capital to complete and operate this facility, and the Company expects to realize substantial film production, film infrastructure, historic rehabilitation and other state and federal tax credits and other tax incentives from the acquisition, renovation, and operation of this property as a post production facility. In particular SAP LA has submitted audited expense reports which would generate approximately $4,000,000 in Louisiana Film Infrastructure tax credits $2,300,000 in Louisiana State Rehabilitation tax credits and $2,400,000 in Federal Historic Preservation tax credits.

●           A distribution agreement that we entered into with SAP LA pursuant to which we granted SAP LA the right to distribute our motion pictures in return for a fee of 20% of the revenues generated from these films and pursuant to which SAP LA would provide us with an amount of no less than what SAP LA received from us under this agreement.

•   Pursuant to the intercompany agreements, the Group has received and retained $1,121,157 from distribution of the Group’s motion pictures and $5,085,679 from the Zeus transactions which the Group has recorded as revenue for the fiscal year ended June 30, 2009, which the Group is obligated to pay to Louisiana limited liability companies controlled by Seven Arts Pictures Inc. (SAP”) but which SAP is obligated to return to the Group. These obligations have been offset in the Group’s books of account and the Group has retained cash in the amounts described above.

Seven Arts secured an $8,300,000 loan (the "Arrowhead Loan") owed by Seven Arts Future Flow I (“SFF”), an entity that is 60% beneficially owned by SAP, a company controlled by Seven Arts’ Chief Executive Officer, Peter Hoffman, with liens on twelve motion pictures.  SFF borrowed these funds from Arrowhead Target Fund Ltd. ("Arrowhead") in February 2006, at an interest rate of 15% per annum. Seven Arts’ only liability was to repay the Arrowhead Loan from the proceeds of the film assets securing the Arrowhead Loan, and Seven Arts was not required to repay the Arrowhead Loan from any other of its assets or revenues. Arrowhead is now collecting directly all sums receivable by Seven Arts with respect to these motion pictures, and has appointed a new servicing agent for these motion pictures with the result that Seven Arts no longer controls the licensing of these motion pictures. (see “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources” for a description of the Arrowhead Loan).

The Seven Arts Employee Benefit Trust (“EBT”) currently owns approximately 31% of the Company’s outstanding ordinary shares (see “Management – Compensation – Seven Arts Employee Benefit Trust” for a description of EBT). To date Seven Arts has advanced £500,000 as the first of three equal installments together with 1,600,000 shares of Armadillo Investments plc (“Armadillo”) to the EBT, which has paid them over to Armadillo. On October 30, 2008 the EBT acquired 3,000,000 of the Company’s convertible preference shares from Armadillo. Seven Arts has guaranteed the remaining two payments due to Armadillo, aggregating approximately $1,650,000 at current exchange rates, but has not yet advanced these payments to EBT, so EBT is in default on both payments. The additional advance to EBT will increase Seven Arts’ total advance to approximately $3,795,000 (“Trust Loan”). On November 20, 2008, EBT converted 2,500,000 of these preference shares into 2,000,000 of the Company’s ordinary shares.

Seven Arts has agreed with EBT in principle that it will satisfy the Trust Loan by returning to Seven Arts 1,000,000 ordinary shares and the remaining 500,000 convertible preference shares owned by EBT. EBT has pledged approximately 1,300,000 ordinary shares to Armadillo to secure the sum due to Armadillo, which pledge will be terminated upon payment by the EBT of approximately $1,650,000 to Armadillo.

Seven Arts engages as employees, Kate Hoffman, who is the daughter of Peter Hoffman, Chief Executive Officer of the Company, and Patrick Garstin, who is the son of Michael Garstin, the Company’s President.

Shareholder Loans / Amounts Owing to Senior Management/Directors

SAP has advanced at no interest the sum of approximately $667,518 to the Company as of March 31, 2007, but all such sums have since been repaid subsequent to June 30 2009.  As of June 30, 2008 there were offsetting advances from the Company to SAP and from SAP and its affiliates to the Company, resulting in a net due from the Company to SAP of approximately $ $1,118,598 as at 30 Jun 2009;  exclusive of advances reflected in the settlement of the Apollo litigation described in Item No. 7B above.

There have been approximately $170,000 transactions since June 30, 2008, or proposed transactions, which have materially affected or will materially affect Seven Arts in which any director, executive officer, or beneficial holder of more than 5% of the outstanding ordinary shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest, except as described above.

7.C.  Interests of Experts and Counsel
---No Disclosure Necessary---

ITEM 8.   FINANCIAL INFORMATION

The consolidated financial statements for the Fiscal Year ended June 30, 2009, the three month period ended June 30, 2008 and the Fiscal Year ended March 31, 2008, as required under Item No. 17 are attached hereto and found immediately following the text of this Yearly report.  The audit reports of RBSM LLP  for the Fiscal Year ended June 30, 2009, the three month period ended June 30, 2008 and the Fiscal Year ended March 31, 2008 are included therein immediately preceding the financial statements.

8.A.7.  Legal/Arbitration Proceedings
The Directors and the management of Seven Arts do not know of any material, active or pending, legal proceedings against them nor is Seven Arts involved as a plaintiff in any material proceeding or pending litigation, except as follows:

Together with the Company’s subsidiary, Seven Arts Filmed Entertainment Limited ("SAFE") and Seven Arts Pictures Inc., one of the Company’s controlling shareholders and a company controlled by Peter Hoffman, Chief Executive Officer of Seven Arts Pictures PLC, the Company was the subject of an arbitration award of approximately $700,000 against the Company for legal fees (and interest thereon) relating to a dispute regarding a participation in the motion picture entitled 9 ½ Weeks II, even though the arbitration found no additional sums due to the complaining party. This award also terminated the Company’s distribution rights in this motion picture. Seven Arts has provided for the potential liability of this reward under the line “Sums due to Producers” in item “5.F. Tabular Disclosure of Contractual Obligations”. The Company fully reserved for the eventual payment of this award in the period ending June 30, 2009.

Together with SAFE and SAP, The Company is a plaintiff in an action against Fireworks Entertainment and certain of its affiliates ("Fireworks"), as well as Content Film plc, for copyright infringement (“Copyright Action”) relating to the following motion pictures:   Rules of Engagement, Onegin, The Believer, Who Is Cletis Tout and American Rhapsody. Seven Arts believes that it is the assignee of copyright interests in each of these motion pictures.  Fireworks and ContentFilm have repudiated any and all agreements with the Company’s predecessors regarding these motion pictures.   The Copyright Action was stayed by the United States District Court in Los Angeles, California by reason of a prior action filed by CineVisions and its successor (themselves predecessors of the Company) for breach of contract against Fireworks in the courts of Ontario, Canada, (“Canadian Action”) with respect to the motion pictures listed above (plus Interstate 60, Rat Race, and Hardball) that were produced, acquired, or funded by SAPL. The Federal District Court later dismissed the Copyright Action, which dismissal is currently on appeal to the Ninth Circuit Court of Appeals.  CineVisions is currently pursuing the Canadian Action on the Company’s behalf.   Seven Arts believes that whether based on copyright infringement or contract, Fireworks has substantial liability to the Company or its predecessors with respect to Fireworks' conversion of the Company’s and its predecessors' interest in the Fireworks Pictures which were all produced or acquired by its predecessors.  Seven Arts records no value in its financial statements for its interests in the Fireworks Pictures, other than immaterial amounts of legal fees.  Should Seven Arts not prevail, the Company we may have a liability for its own or Fireworks’ legal fees and would lose the interest it claims in the Fireworks Pictures.  Seven Arts may not prevail in the Fireworks litigation.  Loss of this litigation where the Company is a plaintiff will cause no liability to Seven Arts other than possible payment of up to $200,000 in legal fees to defendants, which the Company has expensed.

Seven Arts and certain of its affiliates are plaintiffs in two legal actions in Europe which are part of the Company’s ordinary trade or business. One action is to recover approximately $300,000 converted by a Hungarian co-producer on the motion picture Nine Miles Down and the other action is to recover certain sums due to the Company on several motion pictures from an Italian sub-distributor which defaulted on payments due to Seven Arts and its affiliates.

Seven Arts and SAP INC have been named as defendants in an action before the Superior Court of California, County of Los Angeles by Kismet Entertainment Inc. (“Kismet”) with respect to amounts it claims are due from SAP with regard to the distribution of the motion pictures Boo and Cemetery Gates, an alleged sum of approximately $347,000. This action has not yet been served on Seven Arts and the Company believes the court has no jurisdiction over the Company. The amounts claimed by Kismet are recorded above in 5.F. Tabular Disclosure of Contractual Obligations – Sums Due to Producers, but Seven Arts believes that the Company and SAP have valid defenses to this action. All claims in this action were settled on January 14, 2009.

Seven Arts has been named as a defendant in an action in England by Smith and Williamson (“S&W”), the group’s former tax advisor which seeks payment of £90,000 of accounting fees plus costs related to VAT advice given on the Zeus transaction. S&W seeks to recover the sum from possession and sale of certain of the Company’s assets. Seven Arts believes that it has substantial defenses in this action.

The Directors and the management of Seven Arts know of no other active or pending proceedings against anyone that might materially adversely affect an interest in Seven Arts.

ITEM 9.  THE OFFER AND LISTING

9.A.  Ordinary Share Trading Information

Starting in February of 2009, the Company’s shares have been quoted on the NASDAQ Capital Market under the symbol “SAPX”.  Starting in March of 2008 and continuing until February 12, 2009, the Company’s shares had been quoted on the Over-the-Counter Bulletin Board under the symbol “SAPxf”. The Company’s ordinary shares traded on the Alternative Investment Market in London, England from September 2004 until February 2007 under the symbol “SAPP”. Ordinary shares of the Company were listed on the PLUS Market in London, England starting in April 2007 under the symbol “SAPP”.  The Company notified its shareholders of the decision to de-list the Company’s ordinary shares from the PLUS Market on February 25, 2009 and this de-listing was approved by the shareholders at an extraordinary general meeting on March 16, 2009 and the de-listing was effective on March 24, 2009.

Table No. 13 A lists the high, low and closing sales prices on the NASDAQ Capital Market for the past years, Table No. 13 B lists the high, low and closing sales prices on the AIM for the previous six months, last ten fiscal quarters, and last two fiscal years, and Table No. 13 C lists the high, low and closing prices on the PLUS Market for the months of May 2007 through October 2008. Table No. 13 D lists the high, low and closing prices of the Over-The-Counter Bulletin Board for the months of March through October, 2008.

9.A.4  Price Information
Table No. 13 A
NASDAQ Capital Market
Ordinary Shares Trading Activity

Period	High ($)	Low ($)	Price at Period End ($)
Month Ended 2/28/10	2.75	2.06	2.25
Month Ended 1/31/10	3.25	2.50	2.70
Month Ended 12/31/09	3.24	1.65	2.54
Month Ended 11/30/09	4.93	3.03	3.03
Month Ended 10/31/09	5.20	3.62	4.80
Month Ended 9/30/09	5.11	3.25	5.11
Month Ended 8/31/09	4.29	2.61	3.75
Month Ended 7/31/09	3.10	2.60	2.61
Month Ended 6/30/09	5.97	3.90	3.95
Month Ended 5/31/09	6.75	5.00	6.00
Month Ended 4/30/09	7.00	6.25	6.60
Month Ended 3/31/09	7.60	5.25	6.90
Month Ended 2/28/09 (1)	6.75	5.05	5.60

(1) Seven Arts began trading on the NASDAQ Capital Market on February 13, 2009.

Table No. 13 B
Alternative Investment Market
Ordinary Shares Trading Activity
-Sales-

Period	High (£)	Low (£)	Price at Period End (£)
Month Ended 2/28/07	1.48	1.43	1.48
Month Ended 3/31/07	1.75	1.43	1.43
Month Ended 12/31/06	1.58	1.53	1.53
Month Ended 11/30/06	2.28	1.55	1.55
Month Ended 10/31/06	2.48	1.28	2.28
Month Ended 9/30/06	2.08	.50	1.68

Fiscal Year Ended 3/31/2006	1.00	.75	.75
Fiscal Year Ended 3/31/2005	1.75	.95	.95
Fiscal Year Ended 3/31/2004	3.38	.88	1.75
Fiscal Year Ended 3/31/2003	Not Applicable	Not Applicable	Not Applicable

Table No. 13 C
PLUS Market
Ordinary Shares Trading Activity
-Sales-
Period	High (pence)	Low (pence)	Price at Period End (pence)
Month ended 3/31/09 (to 3/24/09) (1)	145	95	145
Month ended 2/28/09	105	105	105
Month ended 1/31/09	107.5	105	105
Month ended 12/31/08	117.5	107.5	107.5
Month ended 11/30/08	132.5	117.5	117.5
Month ended 10/31/08	142.5	122.5	132.5
Month ended 9/30/08	142.5	97.5	129.3
Month ended 8/31/08	97.5	57.5	67.25

Fiscal Quarter Ended
December 31, 2008	142.5	107.5	107.5
September 30, 2008	142.5	57.5	142.5
Ended June 30, 2008	107.5	102.5	102.5
Ended March 31, 2008	97.5	92.5	92.5
Ended December 31, 2007	127.5	102.5	102.5
Ended September 30, 2007	122.5	112.5	122.5
Ended June 30, 2007	127.5	147.5	147.5

Fiscal Period Ended
June 30, 2008	127.5	57.5	67.25
(1) The Company’s shares ceased trading on the PLUS Market on March 24, 2009.

Table No. 13 D
OTC BB Market
Ordinary Shares Trading Activity
-Sales-
Period	High	Low	Price at Period End
Month Ended 02/13/09 (see Table 13 A)	$6.75	$5.25	$6.25
Month Ended 01/31/09	$12.50	$4.00	$6.50
Month Ended 12/31/08	$9.35	$7.25	$8.00
Month Ended 11/30/08	$9.60	$5.50	$9.60
Month Ended 10/31/08	$9.25	$5.80	$8.98
Month Ended 9/30/08	$5.75	$2.25	$5.75
Month Ended 8/31/08	$2.50	$.55	$2.50
Month Ended 7/31/08	$2.00	$.75	$.75
Month Ended 6/30/08	$2.50	$1.80	$2.30
Month Ended 5/31/09	$2.30	$1.80	$1.80
Month Ended 4/30/08	$2.50	$1.80	$1.80
Month Ended 3/31/08	$2.10	$2.00	$2.10

Fiscal Quarter Ended 9/30/08	$5.75	$.55	$5.75
Fiscal Quarter Ended 6/30/08	$2.50	$1.80	$2.30
Fiscal Quarter Ended 3/30/08	$2.10	$2.00	$2.10

9.A.5.  Ordinary and Preferred Share Description

Registrar/Ordinary Shares Outstanding/Shareholders

The authorized capital of Seven Arts consists of 102,636,800 ordinary shares par value of  £0.25 each, 13,184,000 deferred shares of £0.45 each and 6,000,000 convertible redeemable preference shares of £1.00 each.  The Company is registering only 6,297,300 ordinary shares of the Company by this Form 20-F.

Share Registrars Limited, 9 Lion and Lamb Yard, First Floor, Suite E, Farnham, Surrey GU9 7LL is the registrar and transfer agent for the ordinary shares.

Stock Options and Warrants
Refer to Item No.6.E and Table No. 11 for additional information.

9.A.6.  Rights of Securities.

No other class of securities materially qualifies the rights of holders of ordinary shares.

9.A.7.  Securities Other Than Common or Ordinary Shares.

The rights of the redeemable convertible preference shares are solely to convert into ordinary shares are as follows.  Langley has converted as of June 30, 2008, 1,250,000 of its convertible redeemable debentures into 5,000,000 ordinary shares, which are included in the ordinary shares outstanding as of June 30, 2008.  Langley’s remaining debentures (£1,750,000) are convertible into ordinary shares on a 2-to-1 basis (i.e. two ordinary shares for each preferred share and two ordinary shares for each £ of debenture) unless the lowest ten-day trading price prior to conversion of the ordinary shares is less than £0.50 in which event the conversion ratio increases proportionally from 2-to-1 to 4-to-1, when such trading price is £0.25.  The agreements embodying the Langley debenture is included as Exhibit 4 hereto.  2,500,000 of the 3,000,000 Armadillo preference shares (see Exhibit 5) have been converted into ordinary shares of the Company on November 20, 2008.  See Item 4.A above.

9.C.  Stock Exchanges Identified

Seven Arts’ ordinary shares have traded in the past five years on several different markets.  Starting in February of 2009, the Company’s shares have been quoted on the NASDAQ Capital Market under the symbol “SAPX”.  Starting in March of 2008 and continuing until February 12, 2009, the Company’s shares had been quoted on the Over-the-Counter Bulletin Board under the symbol “SAPxf”. Seven Arts’ ordinary shares traded on the Alternative Investment Market in London, England from September 2004 until February 2007 under the symbol “SAPP”. The Company’s ordinary shares were listed on the PLUS Market in London, England starting in April 2007 under the symbol “SAPP”.  Seven Arts notified the Company’s shareholders of the decision to de-list the Company’s ordinary shares from the PLUS Market on February 25, 2009 and this de-listing was approved by the shareholders at an extraordinary general meeting on March 16, 2009 and the de-listing was effective on March 24, 2009.

ITEM 10.   ADDITIONAL INFORMATION

10.A.  Share Capital
N/A
10.A.1.  Authorized/Issued Capital .
N/A
10.A.2.  Shares Not Representing Capital.
N/A
10.A.3.  Shares Held By Company.
N/A
10.A.4.  Stock Options/Share Purchase Warrants
N/A
10.A.5.  Stock Options/Share Purchase Warrants
N/A
10.A.6.  History of Share Capital
N/A
10.A.7.  Resolutions/Authorizations/Approvals
N/A

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

There are no restrictions on the business the Company may carry on in the Articles of Association attached hereto as Exhibit "1," as amended at an Extraordinary General Meeting of shareholders held on 10 March 2008.  Also included in Exhibit "1" is the Company's Board Memorandum on Financial Reporting Procedure presented to the Board of Directors on 9 January, 2007, as amended.

Under Article 124 of the Company’s Articles of Association, a director or senior officer must declare its interest in any existing or proposed contract or transaction with the Company and such director is not allowed to vote on any transaction or contract with the Company in which has a disclosable interest, unless the interest arises in accordance with certain circumstances as set forth in the Company’s Articles of Association.  A director may hold any office or place of profit with the Company in conjunction with the office of director, and no director shall be disqualified by his office from contracting with the Company. A director or his firm may act in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services. A director may become a director or other officer or employee of, or otherwise interested in, any corporation or firm in which the Company may be interested as a shareholder or otherwise. The director shall not be accountable to the Company for any remuneration or other benefits received by him.

Article 99 of the Company’s Articles addresses the duties of the directors. Directors must manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers which are not required to be exercised by the shareholders, or as governed by the Companies Act of 1985. Article 100 addresses Committees of the Board of Directors. Directors may, by resolution, create and appoint an executive committee consisting of the director or directors that they deem appropriate.  The committees established by the Company are the Audit Committee (currently Mr. Garstin, Ms. New, and Ms. Verdin), Nomination Committee (currently Ms. Hoffman, Mr. Hickox and Ms. Verdin) and Compensation Committee (currently Mr. Hoffman Ms. New and Ms. Verdin).

Directors may also by resolution appoint one or more other committees. These committees may be delegated any of the directors’ powers except the power to fill vacancies on the board of directors, the power to remove a director, the power to change the membership or fill vacancies on any committee of the directors, the power to appoint or remove officers appointed by the directors, and make any delegation subject to the conditions set out in the resolution or any subsequent directors’ resolution. The quorum necessary for the transaction of the business of the directors may be fixed by the directors and if not so fixed shall be two directors.

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

The rights, preferences and restrictions attaching to each class of the Company’s shares are as follows:

The authorized share structure consists of 102,636,800 ordinary shares par value of £0.25 each, 13,184,000 deferred shares of £0.45 each and 6,000,000 convertible redeemable preference shares of £1.00 each.  All the shares of ordinary stock of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets.  Holders of ordinary stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders.  Holders of ordinary stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

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

10.C.  Material Contracts
The only material contracts are the Employment Agreements for the services of Peter Hoffman and Michael Garstin described in Item 6 No. 2C above, the agreements embodying the redeemable convertible preference shares and debentures referred to in Item 4 No. A above, and the contracts attached as Exhibits hereto and in previous Form 20-FR/A filings by the Company.

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

Filing of Information Returns
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

10.G.  Statement by Experts
The Company relied upon the financial statements audited by RBSM LLP (“RBSM”), as experts in accounting, in the preparation of this document.  The Company's financial statements are referred to throughout the registration statement, incorporated in Item 18, and attached immediately following the registration statement as exhibits.  RBSM consented to the inclusion of the financial statements it audited.  RBSM is a PCAOB and AICPA certified public accounting firm.  RBSM's address is: 5 West 37th Street, 9th Floor, New York, NY 10018-5315, USA.

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

ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
12.A.  Debt Securities
   N/A
12.B.  Warrants and Rights
   N/A
12.C.  Other Securities
   N/A
12.D.  American Depository Shares
   N/A

PART II

ITEM 13.   DEFAULTS , DIVIDEND ARREARAGES AND DELINQUENCIES
--- N/A ---

ITEM 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY
           HOLDERS AND USE OF PROCEEDS
--- N/A ---

ITEM 15.   CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file under the Exchange Act is accumulated and communicated to our management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

The Company’s management, under the supervision and with the participation of the Company's Chief Executive Officer and Chief Financial (and principal accounting) Officer, carried out an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Exchange Act) as of June 30, 2009.  Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were ineffective as of the end of the period covered by this report in that the Company had one material weakness in its internal control over financial reporting, described below under “Management’s Report on Internal Control over Financial Reporting.”

Management's Report on Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed by, or under the supervision of, a public company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with international financial reporting standards  (“IFRS”) including those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the  transactions and dispositions of the assets of the company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures are being made only in accordance with authorizations of management and directors of the company, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has assessed the effectiveness of our internal control over financial reporting as of June 30, 2009. In making this assessment, our management used the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

During this evaluation, the Company identified a material weakness in its internal control over financial reporting.  A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.  The identified material weakness consists of, as of the end of the period covered by this report, limited resources and limited number of employees, and the need for additional personnel to prepare financial information in a timely manner under IFRS standards for timely compliance with the Company’s reporting obligations under the Exchange Act.  The Company failed to file its annual report with audited financial statements for the period ended June 30, 2009 by January 15, 2010 and is therefore approximately 60 days late in making their filing, the first for which the Company was delinquent.

Notwithstanding the material weakness in the Company’s internal control over financial reporting, management believes that the financial statements included in this Annual Report on Form 20-F present fairly, in all material respects, our financial position, results of operations, and cash flows for the periods presented in accordance with the International Financial Reporting Standards.

This annual report does not include an attestation report of the Company’s independent registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s independent registered public accounting firm pursuant to temporary rules of the SEC that permit the Company to provide only management’s report in this annual report.

Plan for Remediation of Material Weaknesses

With oversight from our Audit Committee, we plan to improve our control environment and to remedy the identified material weakness by expanding the resources available to the financial reporting process.  These ongoing efforts are to include: (i) a restructuring of our existing personnel in order to achieve a full-time equivalent position in our accounting and analysis processes which we anticipate occurring in the fourth quarter of fiscal year 2010 and (ii) reviewing our accounting process to insure all responsible personnel are fully appraised in IFRS accounting standards and the compliance provide for Exchange Act reporting.

Limitations on Effectiveness of Controls and Procedures

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal controls will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include, but are not limited to, the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rule 13a-15 or 15d-15 under the Exchange Act that occurred during the period  ended June 30, 2009 that have materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.   RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
The Company’s Board of Directors has determined that the Company has one financial expert serving on its Audit Committee, Elaine New.  Ms. New is not independent under NASDAQ listing standards.  Ms. New’s professional qualifications are set forth in response to Item 6.

ITEM 16B. CODE OF ETHICS
The Company has not adopted a code of ethics that applies to its principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions.  The Company believes that the Board Memorandum on Financial Reporting Procedure (included as Exhibit 1) establishes the standards of conduct applicable to these officers of the Company.

ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES
(a).  Audit Fees

The Company has been billed $150,000 for the year ended June 30, 2009 and $ 244,499 for the two fiscal periods ended March 31, 2008 and June 30, 2008 for professional services rendered by the Company’s principal accountants for audit of the Company’s annual financial statements.

(b).  Audit Related Fees

The Company has incurred no audit related fees other than the audit fees disclosed in (A).

(c)   Tax Fees

The Company has been billed $ 88,593 in the last two fiscal years for professional services by a principal accountant for tax compliance, tax advice and tax planning.  The foregoing relate to United Kingdom income tax, valued added tax and other tax compliance filings required in the United Kingdom.

(d)  All Other Fees

The aggregate other fees billed by the Company’s principal accountant, Mazars, other than as set forth above for the period April 1, 2007 through June 30, 2009 are $ 486,319.43.

(e)  Rule 2-01 of Regulation S-X

The Company’s Audit Committee approved the engagement of RBSM LLP based on pre-approval policies and procedures which did not delegate either the Audit Committee or Board’s responsibilities to management.  The policies and procedures include approval of a fee estimate, discussion of the key accounting policies of the Company, review of the auditor’s professional qualifications and agreement on application of International Financial Reporting Standards.

(f)  Independent Contractors
Not applicable

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
 N/A

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY SEVEN ARTS/AFFILIATED PURCHASERS
 N/A

ITEM 16.F.  CHANGE IN REGISTRANT CERTIFYING ACCOUNTANT

The Company terminated the services of Mazars, the certifying accountants for the fifteen-month period ended June 30, 2008 and prior fiscal years, when the Company discovered that Mazars was not licensed to certify financial statements for issuers of securities in the United States under the terms of the Sarbanes-Oxley Act.  There were no disagreements between the Company and Mazars regarding any items included in the Company’s annual financial statements for any period.  The Company’s decision to terminate Mazars based on the foregoing reasons was approved by the Board of Directors of the Company.  The Company has engaged RBSM LLP as its certifying accountants for the fiscal periods ended March 31, 2008, June 30, 2008 and June 30, 2009.  The selection of RBSM as the Company’s certifying accountant was due to the termination of Mazars for the reasons set forth above and not for reason of any disagreements between the Company and Mazars regarding any accounting policy of the Company.  The Company will request Mazars to provide a letter addressed to the Securities and Exchange Commission stating whether it agrees with the statements made by the Company in response to this Item 16.F.

ITEM 16. G.  CORPORATE GOVERNANCE

The Company believes its corporate governance practices are consistent with those required by the domestic companies listed on NASDAQ.

PART III

ITEM 17.   FINANCIAL STATEMENTS

ITEM 18.   FINANCIAL STATEMENTS
The financial statements as required under Item No. 18 are attached hereto and found immediately following the text of this Registration Statement.  The audit report of RBSM LLP, Independent PCAOB and AICPA certified public accountants, is included herein immediately preceding the audited financial statements.

Seven Arts Pictures Plc

Consolidated Financial Statements

For the Fiscal Year ended June 30, 2009, the three month period ended June 30, 2008 and the Fiscal Year ended March 31, 2008

Company Registration No. 4276617

F1

RBSM LLP

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Seven Arts Pictures, Plc.
London, UK

We have audited the accompanying consolidated balance sheets of Seven Arts Pictures, Plc. and its wholly owned subsidiaries (the “Company”), as of June 30 2009 and 2008 and March 31 2008, and the related consolidated statements of operations and comprehensive income (loss), stockholders’ equity and cash flows for the years ended June 30 2009 and March 31, 2008 and three months period ended June 30, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We have conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance   about whether the financial   statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Seven Arts Pictures, Plc. at June 30 2009 and 2008 and March 31 2008 and the results of its operations and its cash flows for the years ended June 30 2009 and March 31, 2008 and three months period ended June 30, 2008 in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

                               /s/ RBSM LLP

New York, New York
March 18, 2010

F2

Seven Arts Pictures Plc - Year ended June 30, 2009, Three Months ended June 30, 2008 and Year Ended March 31, 2008
Consolidated Statements of Operations and Other Comprehensive Income/(Loss)

		Unaudited	Audited	Audited
		Year ended	3 months ended	Year ended
		June 30,	June 30,	March 31,
		2009	2008	2008
	Notes

Revenue:
Film Revenues	2	$4,217,910	$2,792,836	$3,265,808
Fee Related Revenues - Zeus	2	5,085,679	0	0
Fee Related Revenues - Related Party	2	928,634	0	0
Total Revenues	2	10,232,223	2,792,836	3,265,808

Cost of Sales:
Amortization of Film Costs	10	(2,559,932)	(781,030)	(490,239)
Other Cost of Sales		(2,103,391)	(520,541)	(3,597,469)
Cost of Sales		(4,663,323)	(1,301,571)	(4,087,708)

Gross Profit		5,568,900	1,491,265	(821,900)

Operating Expenses:
General & Administrative Expenses		(3,582,348)	(711,479)	(4,015,533)
Reserve for Doubtful Accounts		(542,811)	0	0
Total Operating Expenses		(4,125,159)	(711,479)	(4,015,533)

Profit/(Loss) Before Interest and Taxes		1,443,741	779,786	(4,837,433)
Net Interest (Expense) Income:
Interest paid	3	(10,907,555)	(3,696,033)	(672,973)
Interest received	3	8,599,096	3,272,868	466,887
Net Interest (Expense)/Income	3	(2,308,459)	(423,165)	(206,086)

Profit/(Loss) Before Taxes and Other Income		(864,718)	356,621	(5,043,519)

Other income	4	5,601,683	0	0

Profit/(Loss) Before Taxes		4,736,965	356,621	(5,043,519)

Provision for Tax	5	0	0	485,634

Profit/ (Loss) After Taxes		$4,736,965	$356,621	$ (4,557,885)
Other Comprehensive Income/(Loss):
Foreign exchange translation		(1,413,066)	5,249	0
Other Comprehensive Income/(Loss)		3,323,899	361,870	(4,557,885)

Profit/(Loss) per share in cents	6	78.3	7.3	(97.5)
Diluted Profit/(Loss) per share in cents	6	58.1	4.3	(97.5)

See accompanying notes to consolidated financial statements

F3

Seven Arts Pictures Plc - Year ended June 30, 2009, Three Months ended June 30, 2008 and Year Ended March 31, 2008
Consolidated Balance Sheets

		Year ended	3 months ended	Year ended
		June 30,	June 30,	March 31,
	Notes	2009	2008	2008
Assets
Cash and Cash Equivalents	1.19	$28,793	$1,172,593	$2,133,338
Restricted Cash and Cash Equivalents - Zeus	1.19	-	112,394,240	198,405,009
Trade Receivables	7	1,579,086	4,273,337	8,302,975
Trade Receivables - Zeus	7	-	247,322,586	53,601,395
Due from related parties	7	1,118,598	2,794,727	2,049,405
Other Receivables and Prepayments	7	1,718,263	11,558,620	7,035,996
Investments	9	-	1,595,520	1,595,280
Film Costs	10	22,902,513	19,704,379	29,221,441
Property and Equipment	11	40,112	37,135	42,757
Total Assets		$27,387,365	$400,853,137	$302,387,596

Liabilities & Shareholders Equity
Accounts Payable and Accrued Liabilities	12	$4,078,020	7,067,303	2,738,904
Participation & Residuals	12	666,707	$1,657,906	$1,549,635
Bank Loans - Zeus	13	-	225,478,399	225,444,481
Other Loans	13	2,507,531	-	997,050
Film & Production Loans	13	15,320,650	23,237,878	35,214,793
Deferred Income	13	1,363,610	1,287,400	3,263,809
Deferred Income -- Zeus	13	-	118,067,801	27,247,893
VAT Payable -- Zeus	5	1,734,238	23,224,656	5,521,034
Total Liabilities		$25,670,756	$400,021,343	$301,977,600

Shareholders Equity
Issued Capital	14	$16,174,814	$19,454,686	$19,454,686
Convertible Debentures	15	3,432,450	3,432,450	3,432,450
Additional Paid In Capital	17	7,735,990	4,415,026	4,355,100
Receivable From EBT	17	(2,480,176)	-	-
Accumulated Deficit		(25,675,060)	(26,031,681)	(21,473,796)
Translation Reserve		(2,208,374)	(795,308)	(800,558)
Profit (Loss) Current Period		4,736,965	356,621	(4,557,885)

Shareholders Equity		$1,716,609	$831,794	$409,997

Total Liabilities & Shareholders Equity		$27,387,365	$400,853,137	$302,387,597

See accompanying notes to consolidated financial statements

F4

Seven Arts Pictures Plc - Year Ended June 30, 2009, and three months ended June 30, 2008 and Year Ended March 31, 2008
Consolidated Statement of Cash Flow

	Year ended	3 mths ended	Year ended
	June 30,	June 30,	March 31,
	2009	2008	2008
Cash flow from operating activities

Net income/(loss)	$4,736,965	$356,621	$(4,557,885)

Depreciation of property & equipment	26,702	7,163	14,979
Amortization of film cost	2,559,932	781,030	490,239
Forgiveness of debt	(5,601,683)	-
Stock based Expenses	459,741	60,104	121,878
Provision for Bad Debts	542,811	(9,324)	159,974

Changes in assets and liabilities
Restricted cash - Zeus	102,698,377	86,040,618	(198,405,009)
Trade receivables	1,080,401	(3,099,686)	7,103,737
Zeus receivables	225,986,921	(188,191,262)	(59,122,429)
Intercompany accounts	337,334	(745,013)	(726,068)
Capitalized film assets	(5,669,371)	(1,924,271)	(2,562,046)
Other assets	5,037,407	(3,214,524)	(2,959,597)
Accounts payable	1,753,087	(194,882)	5,558,257
Other current liabilities	(23,937,024)	22,338,462	(3,223,066)
Deferred income - Zeus	(107,552,901)	88,838,909	29,363,336
Proceeds from/(repayment of) Zeus loan	(206,027,156)	-	225,444,481
Net cash provided by/(used in) in operating activities	$(3,568,458)	$1,043,946	$(3,299,219)

Cash flow from Investing Activities
Purchase of property and equipment	(37,039)	(1,542)	(26,821)

Net cash provided by/(used in) in investing activities	$(37,039)	$(1,542)	$(26,821)

Cash flow from Financing Activities
Proceeds from/(repayment of) participation equity / investment	(94,168)	6,267,314	4,400,002
Proceeds from/(repayment of) notes payable	2,507,462	(8,271,926)	-
Issuance of common stock	36,429	-	849,487

Net cash provided by/(used in) in financing activities	$2,449,723	$(2,004,611)	$5,249,488

Net increase/(decrease) in cash	(1,155,773)	(962,208)	1,923,449

Cash and cash equivalents at Beginning of year	1,172,593	2,133,338	9,317

Currency translation Adjustment	11,973	1,463	200,573

Cash and cash equivalents at End of year - computed	$28,793	$1,172,593	$2,133,338

Supplemental Disclosure of Cash Flow Information:
Cash paid during the year for
Interest	9,854,087	437,910	245,768
Income taxes	-	-	-

Non cash investing and financing transactions:
Capitalised film cost acquired under Knife Edge Tax Credit	$-	$-	$2,614,084
EBT Receivable set off against equity accounts	$2,480,176	$-	$-
Production loan received for capitalised film cost / development cost	$1,700,998	$399,558	$11,204,756
Accounts receivable applied against Loan set off	$1,005,998	$311,873	$496,465

See accompanying notes to consolidated financial statements

F5

Seven Arts Pictures Plc - Year ended June 30, 2009, Three Months ended June 30, 2008 and Year Ended March 31, 2008
Consolidated Statement of Shareholders' Equity

	Common Stock		Deferred Stock		Convertible Preference Shares		Convertible Debentures		Additional Paid in Capital		Receivable from EBT	Acculmulated Deficit	Translation Adjustment	Total
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Amount		Amount	Amount	Amount
Balance, March 31, 2007	4,336,800	$1,883,079	13,184,000	$11,636,594	3,000,000	$5,668,800	1,750,000	$3,432,450	$3,650,308		$-	$(21,473,796)	$(800,558)	$3,996,877
Common Stock Issued to Unique Fidelity Engineering (£1.50 per share)	34,000	16,950							84,749					101,699
Common Stock Issued to US Dry Cleaning Inc (£0.75 per share)	500,000	249,264							498,525					747,789
Option Issued for the period									121,518					121,518
Net Profit/ (loss) for the period												(4,557,885)		(4,557,885)
Balance, March 31, 2008	4,870,800	$2,149,292	13,184,000	$11,636,594	3,000,000	$5,668,800	1,750,000	$3,432,450	$4,355,100		$-	$(26,031,681)	$(800,558)	$409,998
Option issued for the period									59,926					59,926
Net Profit/ (loss)												356,621		361,870
FX Translation gain/(loss)													5,249
Balance, June 30, 2008	4,870,800	$2,149,292	13,184,000	$11,636,594	3,000,000	$5,668,800	1,750,000	$3,432,450	$4,415,026	$		$(25,675,060)	$(795,309)	$831,793
Exercise of Stock Options Oct 2008 (£0.756 per share)	12,500	5,161							10,446					15,607
EBT conversion of 2,500,000 preference shares into 2,000,000 common shares (£0.255 per share)	2,000,000	825,800			(2,500,000)	(4,129,000)			3,303,200					-
Exercise of Stock Option Dec 2008 (£1.05 per share)	10,000	4,129							13,246					17,375
Issuance of Common Stock to Trafalgar in exchange for cancellation of warrants (non-cash) May 2009	34,000	14,038							(14,038)					-
Options issued for period end June 30, 2009									195,521					195,521
Adjustment for issuance of 700,000 shares in settlement of the March 31, 2007 Apollo loan									(408,553)					(408,553)
Share options subscribed December 2, 2008 paid $200,000 but not issued									221,142					221,142
EBT Stock Purchase											$(2,480,176)			(2,480,176)
Net Profit/ (loss)												4,736,965		4,736,965
FX Translation gain/(loss)													(1,413,066)	(1,413,066)
Balance, June 30, 2009	6,927,300	$2,998,420	13,184,000	$11,636,594	500,000	$1,539,800	1,750,000	$3,432,450	$7,735,990		$(2,480,176)	$(20,938,095)	$(2,208,375)	$1,716,609

See accompanying notes to consolidated financial statements

F6

Seven Arts Pictures Plc - Year ended June 30, 2009, Three Months ended June 30, 2008 and Year Ended March 31, 2008
Notes to Consolidated Financial Statements

1           Accounting policies

1.1           Basis of accounting

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and Article 4 of the International Accounting Standard (“IAS”) Regulations. In addition, the Group also complied with IFRS as issued by the International Accounting Standards Board (“IASB”).

 The Group produces and acquires motion pictures for distribution in theatres, on home entertainment and/or for television exploitation. The Group operates in one principal business segment as a motion picture producer and distributor. Whether considered individually or in combination, the Group’s business as both a motion picture producer and distributor, do not constitute separate segments under IFRS 8 Operating Segments. The Group believes that all its businesses are functionally and financially similar.

The Group has engaged in various transactions under which it has received cash proceeds from the transfer of tax credits or other tax benefits associated with its motion picture productions.  Any such proceeds are treated as a reduction in the production costs of the applicable motion picture. In certain situations where a motion picture has not commenced production by a particular date, any such cash proceeds would no longer be treatable as a reduction in the production costs of that motion picture but would be directly recorded as fee income.

1.2    Transition from UK GAAP to IFRS

The consolidated financial statements of the Company as of June 30, 2009, June 30 2008 and March 31, 2008 ("the financial statements") have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). IFRSs are standards and interpretations that have been adopted by the International Accounting Standards Board. These standards include:

a.	International Financial Reporting Standards (IFRSs);

b.	International Accounting Standards (IASs), and;

c.	Interpretations by the International Financial Reporting Interpretation Committee (IFRICs) or its predecessor, the Standing Interpretations Committee (SICs).

The financial statements are in the scope of IFRS1 First Time Adoption of International Financial Reporting Standards ("IFRS1") as they present annual financial statements of the Company for the year ended June 30, 2009 , the three months ended June 30, 2008 and the year ended March 31, 2008  subsequent to the transition date to IFRS ,under IFRS1, which is April 1, 2007 (the "transition date").

The financial statements being presented  have not been previously prepared in accordance with generally accepted accounting principles in the United Kingdom (UK GAAP”), and accordingly, comparative data in these financial statements did not require restatement to retrospectively reflect the adoption of IFRS .

There were no material  reconciling items effecting the  Company’s previously reported retained earnings under UK GAAP  as of March 31, 2007 to the opening retained earnings in the accompanying financial statements  as of April 1, 2007.

1.3           Basis of consolidation

The Group financial statements consolidate the financial statements of Seven Arts Pictures Plc and its subsidiaries.  The results of subsidiaries acquired and sold are included in the profit and loss account from

F7

or up to the date control passes on the acquisition basis. Intra group sales and profits are eliminated on consolidation.

The results and net assets/liabilities of the associate are accounted for using the equity method, whereby the investment is initially recorded at cost and, thereafter, is adjusted for the post-acquisition change in the investor’s share of net assets/liabilities.  The profit and loss reflects the investor’s share of the results of the operations of the associate.

The group changed its fiscal year end from March 31 to June 30 during the period ending June 30, 2008. Accordingly the group has included a three month stub period ending June 30, 2008 in its consolidated financial statements.

1.4           Total Revenues

The Group’s film revenue recognition policies recognize revenue from a sale or licensing arrangement of a film when all of the following conditions are met:

    a. Persuasive evidence of a sale or licensing arrangement with a customer exists.
    b. The film is complete and, in accordance with the terms of the arrangement, has been delivered or is available for immediate and unconditional delivery.
    c. The license period of the arrangement has begun and the customer can begin its exploitation, exhibition, or sale.
    d. The arrangement fee is fixed or determinable.
    e. Collection of the arrangement fee is reasonably assured

A written agreement with clients (purchase order, letter, contract, etc.) indicating the film name, territory and period is required for the recognition of revenue. Revenue is recognized when the performance criteria have been met and the customer has confirmed its agreement.
The Group’s revenue recognition policies are summarized as follows:

1)
License fee revenue (i.e. non-refundable advances) is recognized as and when the film in question is available for delivery to the respective territories.  However, where an advance is paid upon the signing of an agreement, and this is non-refundable, it is recognized upon the signing of the agreement if the film is then available for delivery.

2)	Revenue that equates to a share of gross receipts of films is recognized as income as and when the Group is notified of the amounts when earned.
3)	Revenue that relates to 3rd party investor interest income that is directly related to financing and producing films is recognized when earned.

The Group will not recognize any revenues relating to minimum guarantee on any motion picture or amortization expenses on that picture until United States theatrical release if it has agreed with the licensees that delivery or payment of minimum guarantee will be delayed for any material period of time to permit such a theatrical release.

Total revenues represent the earned revenue of goods sold and services provided to customers. Cash payments received are recorded as deferred income until all the conditions of revenue recognition have been met.

F8

1.5           Investments

Investments are held at the lower of cost or net realizable value, and reviewed annually for any impairment charges. As of June 30, 2009 the Group has no outstanding investments.

1.6           Film Costs

Film costs include the unamortized costs of completed films which have been produced by the Group or for which the Group has acquired distribution rights, libraries acquired as part of acquisitions of companies and films in progress and in development.
For films produced by the Group, capitalized costs include all direct production and financing costs, capitalized interest and production overhead.

Costs of acquiring and producing films are amortized using the individual-film-forecast method, whereby these costs are amortized and participations and residuals costs are accrued in the proportion that current year’s revenue bears to management’s estimate of ultimate revenue at the beginning of the current year expected to be recognized from the exploitation, exhibition or sale of the films. The great majority of a film's costs (80% or more) are generally amortized within three years of the picture's initial release.

Ultimate revenue includes estimates over a period not to exceed ten years following the date of initial release. Film costs are stated at the lower of amortized cost or estimated fair value. Individual film costs are reviewed on a title-by-title basis, when an event or change in circumstances indicates that the fair value of a film is less than its unamortized cost. The fair value of the film is determined using management’s future revenue and cost estimates and a discounted cash flow approach. Additional amortization is recorded in the amount by which the unamortized costs exceed the estimated fair value of the film. Estimates of future revenue involve measurement uncertainty and it is therefore possible that reductions in the carrying value of investment in films may be required as a consequence of changes in management’s future revenue estimates

Films in progress include the accumulated costs of productions which have not yet been completed.
Films in development include costs of acquiring film rights to books, stage plays or original screenplays and costs to adapt such projects. Such costs are capitalized and, upon commencement of production, are transferred to production costs. Projects in development are written off at the earlier of the date they are determined not to be recoverable or when abandoned, or three years from the date of the initial investment.

1.7           Property and Equipment and Depreciation

Property and Equipment are stated at cost less accumulated depreciation. Depreciation is provided for using the following rates and methods:

Computer equipment and software                                                                   2- 5 years straight line
Furniture and equipment                                                                                    2- 5 years straight line

1.8           Income taxes

Income taxes are accounted for by providing for the relevant tax charge as an asset or liability.  The financial accounting and reporting for income taxes allows recognition and measurement of deferred assets

F9

based upon the likelihood of realization of tax benefits in future years.
Deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Valuation allowances are established when management determines that it is more likely than not that some portion or all of the net deferred tax asset will not be realized.
The financial effect of changes in tax laws or rates is accounted for in the period of enactment.
The Group is not a part of any consolidation return filed in the United States

1.9           Foreign currency translation

The results of the Group have not, to date, been materially impacted by exchange rate fluctuations. However, a significant proportion of current and future income is likely to be receivable in United States Dollars which may give rise to transactional currency exposures due to fluctuations in the exchange rate between United States Dollars and GB Pounds which is the Group’s functional currency.
Where possible, the Group seeks to match United States Dollar income with United States Dollar expenditure. To date the Group has not hedged any transactional currency exposure but will keep such exposures under review and where appropriate may enter into such transactions in future.
Assets and liabilities are denominated in either GB Pounds or US Dollars currencies and are translated at exchange rates relevant as of the balance sheet date, all resulting in unrealized translation gains and losses are included in the consolidated profit and loss account.

1.10           Derivative instruments and hedging activities

The Group’s policy is not to use derivative or hedging financial instruments for trading or speculative purposes and as such does not use any of these instruments.

1.11           Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. The most significant estimates made by management in the preparation of the financial statements relate to ultimate revenue and costs of its films; estimates for other allowances; income taxes and impairment assessments for film costs, equipment. Actual results could differ from such estimates.

1.12           Re-classifications

Certain amounts presented in prior years have been reclassified to conform to the current year’s presentation.

F10

1.13           Accounts receivables

Receivables are recognized at the initial amount of the invoice.  As a result of the nature of the Group’s activities, accounts receivables are generally of a short-term nature. However, any receivable whose recovery date was distant would be measured at its present value.  The Group does not charge interest on late payment of trade receivables and loans.

Reserve for doubtful accounts represent a provision charged to reflect management's best estimate of the likelihood that certain of the Group’s accounts receivable may not ultimately be collected. This provision is based on historical experience and relevant facts and information regarding collectability at the time and will be adjusted up or down over time with the benefit of actual results.

Any receivable outstanding is only written off after management has deemed the debt to be uncollectible, under the terms of the agreement.  For the Fiscal Year ended June 30, 2009, the Group had reserved or written off an aggregate of $542,811 to cover any future uncollectible receivables or doubtful accounts.  The Group determines its allowance by considering a number of factors, including the length of time receivables are past due, the Group’s previous loss history, the customer’s current ability to pay its obligation to the Group, and the condition of the general economy and the industry as a whole.

Substantially all of the trade receivables at face value as reflected in the consolidated financial statements are pledged as security for borrowings by the Group.

1.14           Accounts payables

All operating trade payables (including notes payable and accrued supplier invoices) relate to the purchase of goods and services including those related to media space purchases as an agent. These payables are due within less than one year. However any payable whose due date was more than one year would be measured at its present value. The Group did not have any such payables during the periods presented.

1.15           Fair value of financial instruments

The carrying amount of cash, trade accounts receivable, other accounts receivable, receivables due from and payable to related parties, trade accounts payable, other accounts payable and accrued expenses, as well as short-term debt, approximate their corresponding estimated fair values due to the short-term maturity and revolving nature of these financial assets and liabilities. Cash equivalents are recognized at fair value considering quoted market prices for the same or similar instruments. Long-term debt is based on estimated market prices for similar instruments, considering interest rates currently available in connection with bank loans with similar terms and due dates.

1.16           Translation reserve for non US operations

All translation reserves are shown net of tax, and foreign exchange translation gains or losses are included in the Group’s overall tax computation.

1.17           Share based payments

The fair value of the employee services received in exchange for the grant of options is recognized as an expense in accordance with IFRS 2. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options determined at the grant date, excluding the impact of any non-

F11

market vesting conditions (for example, profitability and sales growth targets) by use of an option-pricing model.  Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. This estimate is revised at each balance sheet date and the difference is charged or credited to the profit and loss account.

1.18           Cash and Cash Equivalents

 The financial assets of the Group are cash balances held on deposit with banks, of which $0 is denominated in US Dollars and $28,793 denominated in GB Pounds, as of June 30, 2009. These deposits earn interest at the relevant bank interest rates, which are all floating rates of interest.  These annual interest rates ranged from 2.1% to 5.8% for the Fiscal Year ended June 30, 2009, the three months ended June 30, 2008 and the Fiscal Year ended March 31, 2008.

1.19           Restricted Cash

 Restricted cash represents the amount on deposit with a financial institution that is contractually designated for repaying and offsetting the loans payable in connection with the Zeus transaction.  Security for the bank loan taken out by Cinematic Finance Limited, which amounted to the loan principal of $225,478,399 and  The Group has no other restricted cash or cash equivalents and has no other cash or cash equivalents segregated for debt liquidation. The restricted cash balance was $112,394,240 as of June 30, 2008, and $198,405,009 as of March 31 2008. There was no restricted cash balance during the other periods disclosed herein. The restricted cash is included in Cash at bank and in hand on the balance sheet.

1.20           Convertible preference shares and debentures

All convertible preference shares may be converted into ordinary shares on the election of the shareholder and are not contingent on certain events. The principal term of the Group’s convertible debentures and shares are as follows:

  1. Langley Park Investment Trust PLC (“Langley”) has converted 1,250,000 of its convertible redeemable debentures (“Debentures”) into 1,000,000 ordinary shares, which are included in the ordinary shares outstanding after December 31, 2008.  Langley’s remaining Debentures £1,750,000, or $3,432,450 (at the prevailing exchange rate as of March 31, 2007) are convertible into 700,000 ordinary shares on a 2-to-1 basis. There is no due date or required due date on the Group’s Debentures. The Debentures rank junior to all the Group’s indebtedness and senior only to its ordinary and preference shares.

    2. The Company set up an Employee Benefit Trust ("EBT") in December, 2008 and, shortly thereafter, the EBT entered into an agreement to purchase the 3,000,000 convertible preference shares held by Armadillo Investment Trust ("Armadillo") for £1,500,000, to be paid in three equal installments of £500,000, and the return of the 1,600,000 ordinary shares in Armadillo owned by the company, valued at £800,000 for an aggregate purchase price of £2,300,000. The agreed upon purchase price was to be loaned to the EBT by the Company at a nominal interest rate and, to date, the Company has advanced £500,000 as the first of three equal installments, together with the 1,600,000 ordinary shares of Armadillo, to the EBT which has paid them over to Armadillo. The Company has guaranteed the second and third installments that the EBT owes Armadillo, aggregating £1,000,000. The EBT in turn owes the Company £1,475,000 ($2,436,110) and this amount has been booked as a contra asset under share premium, which is a deduction from shareholders’ equity. The EBT will owe the Company an additional £1,000,000 when the Company has made good on its obligation.

F12

1.21           Employee Benefit Plan

The Group established the Seven Arts Employee Benefit Trust (“EBT”) for the purpose, among others, of acquiring 3,000,000 of the Group’s preference shares from Armadillo Investments plc. On October 30, 2008 the EBT reached an agreement to acquire these shares for £1,500,000 plus the return of 1,600,000 of Armadillo investments plc (“Armadillo”) common shares. On that date the Group advanced £500,000 as the first of three equal installments together with 1,600,000 shares of Armadillo Investments plc. The EBT acquired 3,000,000 of the Company’s convertible preference shares from Armadillo. Seven Arts has guaranteed the remaining two payments due to Armadillo aggregating £ 1,000,000, but has not yet advanced these payments to EBT, so EBT is in default on both payments. On November 20, 2008, EBT converted 2,500,000 of these preference shares into 2,000,000 of the Company’s ordinary shares.  EBT currently owns approximately 31% of the Company’s outstanding ordinary shares.

Seven Arts has agreed in principle with EBT that it will satisfy its loan to the Group by returning to the Group 1,000,000 of the ordinary shares it owns and the remaining 500,000 convertible preference shares which it has not yet converted into ordinary shares. EBT has pledged approximately 1,300,000 ordinary shares to Armadillo to secure the sum due to Armadillo, which pledge will be terminated when the EBT pays the £1,000,000 to Armadillo.

EBT is governed by a Trust Deed that Seven Arts entered into with the trustee.  Under the Trust Deed, the Group has the power to remove the trustee and to replace it with one or more trustees of the Group’s choosing.  The Trust Deed also restricts the trustee from voting the Group’s ordinary shares held by EBT without the approval of the Group.  All cash and ordinary shares owned by EBT are held by EBT for the benefit of Seven Arts’ employees. Any distributions by EBT will be approved by the trustees and are expected to be made to the Group’s executive management as part of the Group’s bonus plan. See Note 18 Share based payments for actual options granted.

1.22           New Accounting Pronouncements

The Company has not yet adopted certain new standards, amendments and interpretations to existing standards, which have been published but are only effective for our accounting periods beginning on or after 1 July 2009 or later periods. These new standards are listed below:

IFRS 8 “Operating Segments” (effective 1 January 2009)

IFRIC 17 “Distributions of Non Cash Assets to Owners” (effective 1 July 2009)

IFRIC 18 “Transfers of Assets to Customers” (effective 1 July 2009)

Revision to IAS 1 “Presentation of Financial Statements” (effective 1 January 2009)

Amendments to IAS 23 “Borrowing Costs” (effective 1 January 2009)

Revision to IFRS 3 “Business Combinations” (effective 1 July 2009)

Revision to IAS 27 “Consolidated and Separate Financial Statements” (effective 1 July 2009)

F13

Amendment to IFRS 2 “Share-Based Payment” (effective 1 January 2009)

Amendment to IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations” (effective 1 July 2009)

Amendments to IAS 28 “Investment in Associates” (effective 1 January 2009)

Amendment to IAS 32 “Financial Instruments: Presentation” (effective 1 January 2009)

Amendments to IAS 38 “Intangible Assets” (effective 1 January 2009)

Amendment to IAS 39 “Financial Instruments: Recognition and Measurement” (effective 1 January 2009)

The Company is currently evaluating the impact of the adoption of these standards, amendments and interpretations in future periods.

2           Revenues and profits before taxes

Information about geographical areas

	Year ended	3 months ended	Year ended
	June 30,	June 30,	March 31,
	2009	2008	2008

Europe	$563,753	$568,061	$1,726,841
North America	2,278,490	2,086,902	884,936
South America	173,536	0	222,673
Africa and Middle East	100,511	26,447	6,178
Asia	366,815	86,706	401,580
Australia	734,804	24,720	23,600

Total	$4,217,909	$2,792,836	$3,265,808

Profits before taxes for each of the periods relate to the above geographical markets in approximately the same proportion as total revenues. The net assets of the Group are also considered to relate to the above geographical markets in approximately the same proportion as total revenues.

Film revenues consist of minimum guarantees from distributors recognized when a film becomes available for release in that territory, royalties either collected or receivable and other fees or income associated with the sale of the Group’s motion pictures.

Fee related revenues in the period ending June 30, 2009 consisted of:

F14

1.
$5,085,679 of net fee income derived from the Zeus transaction, a structured finance transaction with UK investors who invested in certain of the Group’s motion picture and distribution activities. The Zeus transaction resulted in a net benefit to the Group of $16,002,766, of which $10,917,087 has been applied as a reduction in certain of the Group's motion picture costs and the balance has been recorded as fee income. The fee items related to the Zeus transaction were contractually due to Seven Arts Pictures Louisiana LLC (“SAPLA”), but collected and recorded by the Group under the Group’s agreement with SAPLA. The Zeus transaction has been fully accounted for.

2.
   Tax credit revenues of $928,634 resulting from certain infrastructure expenditures relating to its post-production facilities in Louisiana made by the Group. This item was collected by SAPLA and used to pay group expenses.

No fee related revenues were recorded in the periods ending June 30, 2008 and March 31, 2008.

All of the Group's revenues and profits before taxes in each of the three periods derived from the financing, production and distribution of films.

 3           Net Interest Expense
	Year ended	3 months ended	Year ended
	30-Jun	30-Jun	31-Mar
	2009	2008	2008
Interest paid
Bank loan interest paid relating to Zeus	$(8,581,436)	$(3,258,060)	$(427,206)
Production loans interest paid	(1,935,185)	(424,490)	(108,041)
Corporate loans interest paid	(340,557)	(13,483)	(137,236)
Bank interest paid	(50,377)	0	(490)

Total interest paid	$(10,907,555)	$(3,696,033)	$(672,973)

Interest received
Bank loan interest paid relating to Zeus	8,581,436	3,258,053	427,204
Interest received	5,392	0	0
Bank interest received	12,268	14,815	39,683

Total interest received	$8,599,096	$3,272,868	$466,887

Net interest (expense)/ income	$(2,308,459)	$(423,165)	$ (206,086)

4           Other Income relating to cancellation of Indebtedness.

In accordance with IAS 39 Financial Instruments: Recognition and Measurement other income of $5,601,683 recorded in the period ending June 30, 2009 reflects cancellation of indebtedness arising from the decision of a lender to Seven Arts Future Flow 1 ("SFF"), a limited liability company owned by SAP Inc., to take control of twelve motion pictures owned by SFF and pledged to secure an $8,300,000 loan to Arrowhead Target Fund Ltd. ("Arrowhead"). Since the Group no longer controls the licensing of these motion pictures, it has removed all investment in and receivables relating to the pictures pledged to Arrowhead as assets, and has removed all limited recourse indebtedness and accrued interest related to the Arrowhead loan as liabilities from its balance sheet, resulting in a net gain in the above amount.

F15

5           Taxes

Income taxes

The Group is subject to income taxes in the United Kingdom. International Accounting Standard (IAS) 12, Income Taxes (“IAS 12”), which is accompanied by two interpretations: SIC-21 Income Taxes - Recovery of Revalued Non-Depreciable Assets (“SIC-21”), and SIC-25, Income Taxes - Changes in the Tax Status of an Entity or its Shareholders (“SIC-25”) requires the recognition of deferred tax assets, net of applicable reserves, related to net operating loss carry forwards and certain temporary differences. The standard requires recognition of a future tax benefit to the extent that realization of such benefit is probable or a valuation allowance is applied. The Group has no net deferred tax assets in the periods presented.

Based on general criteria of IAS 12 and International Accounting Standard 37, Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), the Group recognizes the impact of an uncertain income tax position on the income tax return at the largest amount that is probable to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it is determined that its likelihood of being sustained is not probable. Additionally, IAS 12 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

The tax effects of temporary differences between income for financial reporting and taxes that gave rise to significant portions of the deferred tax assets as of the twelve month period ended June 30, 2009, the three month period ended June 30, 2008 and the twelve month period ended June 30, 2008, were as follows:

Long term gross deferred tax asset	Year ended	3 months ended	Year ended
	30-Jun	30-Jun	31-Mar
	2009	2008	2008

Net operating loss carry forwards	$10,285,529	$8,839,662	257,000
Capital loss carry forwards	6,258,049	6,806,073	$2,060,000

Total long-term deferred tax assets	16,543,578	15,645,736	2,317,000
Less: valuation allowance	(16,543,578)	(15,645,736)	(2,317,000)

Net long-term deferred tax assets	0	0	0

Accordingly, deferred tax assets are not recognized for net operating loss carry forwards resulting from tax benefits occurring from previous years.

As a result of the adoption IAS 12, the Group recognizes tax benefits associated with the exercise of stock options and vesting of restricted share units directly to stockholders’ equity (deficiency) only when realized. A tax benefit occurs when the actual tax benefit realized upon an employee’s disposition of a share-based award exceeds the deferred tax asset, if any, associated with the award.

The Group’s practice is to recognize interest and/or penalties related to income tax matters in income tax expense. For all periods, interest and penalties were negligible. The Company is subject to taxation in the United Kingdom. With a few exceptions, the Group is subject to income tax examination by United Kingdom tax authorities for the fiscal years ended March 31, 2005 and forward. However, to the extent allowed by law, the taxing authorities may have the right to examine prior periods where net operating losses (“NOLs”) were generated and carried forward, and make adjustments up to the amount of the NOLs.

F16

	Year ended	3 months ended	Year ended
	30-Jun	30-Jun	31-Mar
	2009	2008	2008

Current tax charge/(credit)	$0	$0	$(485,634)

Factors affecting the tax charge for the year:

Profit/(loss) before taxes	4,736,965	356,621	(4,557,885)

Profit/ (loss) before taxes multiplied by the standard rate of UK corporation tax of 2009: 28% (June 30, 2008 28%; March 31, 2008 30%)	1,326,351	99,854	(1,367,366)

Effects of:
Non deductible expenses	54,746	19,876	122,116
Non taxable income	(1,997,932)	(1,131,236)	0
Excess of amortization over tax deductions	0	86,298	14,889
Excess of capital allowances over depreciation	0	(829)	0
Tax losses carried forward	616,835	926,037	1,230,361
Tax losses utilized
Adjustments to tax charge in respect of previous periods	0	0	(485,634)
Rate difference
Current tax charge/(credit)	0	0	(485,634)

As of June 30, 2009 the Group had operating losses of approximately $10,285,529 to carry forward against future operating profits.

As of June 30, 2009, the Group had capital losses of approximately $6,258,046 to carry forward against future capital profits.

A deferred tax asset has not been recognized in respect of the timing losses relating to these losses of the Group as there is insufficient evidence that the asset will be able to be recovered.  This asset would only be able to be recovered if the Company itself were to make sufficient profits.

F17

6           Earnings per share

The Group calculates net income (loss) per share in accordance with International Accounting Standard 33, Earnings per Share (“IAS 33”). Basic net income (loss) per share is calculated based on the weighted average common shares outstanding for the period presented and all have been adjusted to reflect the Group’s 5:1 reverse stock split which occurred on December 31, 2008.

	Year ended	3 months ended	Year ended
	30-Jun	30-Jun	31-Mar
	2009	2008	2008

Retained profit/(loss) for the period	$4,736,965	$356,621	$(4,557,885)

Earnings/(loss) per share (in cents)	78.3	7.3	(97.5)
Diluted earnings/(loss) per share (in cents)	57.0	4.3	(97.5)

Continuing operations
Earnings/(loss) per share (in cents)	78.3	7.3	(97.5)
Diluted earnings/(loss) per share (in cents)	58.1	4.3	(97.5)

The weighted average number of shares outstanding is calculated by time-apportioning the shares outstanding during the year.  The diluted earnings per ordinary share are calculated based on the weighted average number of shares outstanding plus the weighted average number of potential ordinary shares, as follows:

	Year ended	3 months ended	Year ended
	30-Jun	30-Jun	31-Mar
	2009	2008	2008

Weighted average number of ordinary shares for the purposes of basic earnings per share	6,051,453	4,870,800	4,676,301

Effect of dilutive potential ordinary shares:
- convertible preference shares	1,138,000	2,400,000	2,400,000
- convertible debt	700,000	700,000	700,000
- share options	257,500	285,055	75,315

Weighted average number of ordinary shares for the purposes of diluted earnings per share	8,146,953	8,255,855	7,851,616

For the year ended March 31, 2008, the convertible preference shares and convertible debt in issue were anti-dilutive as a loss had arisen in the period. In accordance with IAS 33, anti-dilutive potential shares are not included in the diluted earnings per share calculation.

F18

7           Receivables

	Year ended	3 months ended	Year ended
	30-Jun	30-Jun	31-Mar
	2009	2008	2008
Amounts falling due within one year:
Trade receivables	$1,579,086	$4,273,337	$8,302,975
Zeus receivables (i)	-	247,322,586	53,601,395
Other receivables	1,948,612	4,423,841	2,261,219
Intercompany Receivables	118,598	2,432,495	2,049,405
Prepayments	769,651	4,702,282	2,891,880

Total	$4,415,947	$263,154,541	$69,106,874

Amounts falling due after more than one year:
Other receivables	0	2,794,729	1,882,897

Total receivables	$4,415,947	$265,949,270	$70,989,771

(i) Accounting for the Zeus financing transaction resulted in the creation of substantial, offsetting assets (restricted cash and receivables) and liabilities (short term bank debt and deferred income) in the periods ending June 30, 2008 and March 31, 2008. As of June 30, 2008, these receivables amounted to $247,322,586 and as of March 31, 2008 they amounted to $53,601,395.  Value added tax included within the Zeus receivable is $23,224,656 at June 30, 2008 and $5,521,034 at March 31, 2008. All of these receivables had been collected and the associated loans paid down completely during the period ending June 30, 2009.

F19

8           Consolidated Affiliates

The accompanying consolidated financial statements of the Group include the accounts of Seven Arts Pictures Plc and all of its majority-owned and controlled subsidiaries.

Listed below are the Group’s Operating and Trading Companies and the controlling interest:

	Year ended	3 months ended	Year ended
	30-Jun	30-Jun	31-Mar
	2009	2008	2008
Name of Company

Seven Arts Pictures Plc	100%	100%	100%
Seven Arts Filmed Entertainment Limited	100%	100%	100%
Seven Arts Filmed Entertainment (UK) Limited (formed March 6, 2008)	100%	100%	100%
Cinematic Finance Limited (formed February 14, 2008)	100%	100%	100%
SAFCO’s (i)	100%	100%	100%

(i)
SAFCO’s refers to 17 companies formed by investors in the Zeus transaction. The Group acquired the SAFCO’s in May, 2009, and the SAFCO’s are now consolidated into the Group. The Group has instructed counsel to liquidate the SAFCO’s under the applicable laws of the United Kingdom.

All significant intercompany balances and transactions have been eliminated on consolidation.

The Group also consolidates the revenues and expenses of Seven Arts Pictures Louisiana LLC (“SAPLA”), solely as such relate to film distribution revenues and fee related revenues controlled by the Group and payable to the Group.  The Group does not control SAPLA and is not responsible for the losses or indebtedness of SAPLA, except with respect to a guarantee of one loan for a post-production facility as discussed in note 14.

9            Investments

As per note 1.21, in the Year ended March 31, 2008 the Group established the Seven Arts Employee Benefit Trust (“EBT”) for the purpose, among others, of acquiring the Group’s preference shares from Armadillo. On October 30, 2008 the EBT reached an agreement with Armadillo to acquire these shares for £1,500,000 plus the return of the 800,000 common shares of Armadillo represented by the Group’s $1,595,200 investment in Armadillo. These shares were advanced to the EBT and subsequently returned to Armadillo. Consequently this investment has been removed from the Group’s balance sheet. (see notes 1.20.2, 1.21 and 14 for a description of the Armadillo transaction)

F20

10           Film Costs

Film Costs

Film costs as of March 31, 2007	$17,688,538

Additional costs incurred	14,468,369
Third party Investments/ Tax Credits	(2,445,227)
Amortization of film costs during period	(490,239)

Film costs as of March 31, 2008	$29,221,441

Additional costs incurred	3,420,522
Third party Investments/ Tax Credits	(12,156,554)
Amortization of film costs during period	(781,030)

Film costs as of June 30, 2008	$19,704,379

Additional costs incurred	10,174,711
Third party Investments/ Tax Credits	(4,416,646)
Amortization of film costs during period	(2,559,932)

Film costs as of June 30, 2009	$22,902,513

The Zeus financing resulted in a net benefit to the Group of $16,002,766, of which $10,917,087 was applied as a reduction of film costs resulting from third party investments. Of this amount $2,445,227 was recorded in the year ended March 31 2008; $7,349,512 in the three months ended June 30, 2008, and $1,122,348 in the year ended June 30, 2009.  The balance of $5,085,679 was not allocated to film costs and was taken as fee income in the year ended June 30, 2009.

The net book value of all films as of June 30, 2009 includes $20,047,669 relating to films released since April, 2007 and $2,854,844 relating to pictures in development.

All of the Group's pictures released before April 2007 have been completely written off and therefore have a net book value of zero.

The Company anticipates that approximately 85% of the film costs on the Balance sheet as of June 30, 2009 will be amortized within the next three years.

F21

11           Property and Equipment

Property and Equipment

Cost as of March 31, 2007	$30,508
Additions	27,374
Depreciation charge for the period	(15,125)
Net book value as of March 31, 2008	$42,757

Additions	917
Depreciation charge for the period	(6,539)
Net book value as of June 30, 2008	$37,135

Additions	28,088
Depreciation charge for the period	(25,111)
Net book value as of June 30, 2009	$40,112

12           Accounts Payable

	Year ended	3 months ended	Year ended
	30-Jun	30-Jun	31-Mar
	2009	2008	2008

Accounts payable	$1,901,651	$1,029,580	$569,664
Accrued liabilities	2,176,369	6,037,723	2,169,240
Participation & residuals	666,707	1,657,906	1,549,635
Deferred income (i)	1,363,610	119,355,201	30,511,702
Taxes Payable (ii)	1,734,238	23,224,656	5,521,034

	$7,842,575	$151,305,066	$40,321,275

(i)	Deferred Income of $118,067,801 and $27,247,893 for the periods ending June 30, 2008 and March 31, 2008 arose from the Zeus transaction referred to in Note 2.
(ii)
Taxes payable in all three periods relates to Value Added Tax attributed to the Zeus transaction. VAT was $1,734,238 as of June 30, 2009, $23,224,656 as of June 30, 2008 and $5,521,034 as of March 31, 2008.

F22

13           Bank, Production and Corporate loans

Loan maturity analysis	Year ended	3 months ended	Year ended
	30-Jun	30-Jun	31-Mar
	2009	2008	2008
Due within one year
Bank loans - Zeus	$0	$225,478,399	$225,444,481
Corporate loans	2,507,531	0	997,050
Film & Production loans	15,320,650	16,485,429	27,957,342

Total due within one year	$17,828,181	$241,963,828	$254,398,873

Due in more than 1 year but less than 5 years
Film & Production loans	0	6,752,449	7,257,451

Total Bank, Production and Corporate loans	$17,828,181	$248,716,277	$261,656,324

Bank loans aggregating $225,478,399 and $225,444,481 in the periods ending June 30, 2008 and March 31, 2008, respectively, related to the Zeus financing transaction referred to in Note 13. These loans were completely paid off in the period ending June 30, 2009.

Production loans arose from the financing of motion pictures and are secured with an interest in the associated motion pictures.

A loan of $8,300,000 is included under "Production Loans" in the periods ended June 30, 2008 and March 31, 2008. This loan was advanced to Seven Arts Future Flows I LLC ("SFF"), a subsidiary of Seven Arts Pictures Inc., on a non-recourse basis by Arrowhead Ltd. ("Arrowhead") and was secured by a pledge of Seven Arts Filmed Entertainment Limited’s distribution rights in twelve designated pictures owned by SFF for the period of the loan. During the period ended June 30, 2009, Arrowhead made the decision to take control over the distribution rights to these pictures. Since the Group no longer controls the licensing of these motion pictures, it has removed all investment in the cost of these pictures as well as receivables from its assets and has removed the non-recourse indebtedness and accrued interest from its liabilities for the period ending June 30, 2009. This resulted in the recognition of $5,601,683 of “Other income” in the period ending June 30, 2009 relating to the cancellation of indebtedness described in Note 5.

An original loan of $7,500,000 taken out from Cheyne Specialty Finance Fund LLP was acquired by the Group for payment of $6,500,000 in April 2008, leaving a balance of $1,000,000 due to Arrowhead Consulting Group Limited but subordinated to the collection of $6,500,000 plus interest from certain pictures after June 30, 2008.  The $1,000,000 balance of the loan is secured with all of the income over and above the $6,500,000 plus interest from three films (Deal, Noise and Pool Hall Prophets) as well as with a secondary security interest in certain film library assets (behind Arrowhead) and a first security interest in 1,607,000 shares of the Company owned by Seven Arts Pictures Inc. This loan, together with accrued interest is included in Production loans above.

On October 15, 2008 Seven Arts borrowed £1,000,000 from Trafalgar Capital Special Investment Fund (“Trafalgar”) a portion of which the Company advanced to the EBT for it to use as the first installment for the acquisition of all the Preference Shares owned by Armadillo. On September 2, 2009 Seven Arts repaid Trafalgar $1,000,000 as a partial payment of its loan. The remaining balance on this loan is now past due.

F23

Bank and other guarantees given by the Group in favor of Advantage Capital Community Development Fund LLC amounted to $3,700,000 for all three periods, but do not appear as a liability on the Company's balance sheet since the loan is a contingent liability.

A security interest in favor of Palm Finance Corporation ("Palm") was lodged at Companies House in January 2008, by the Group to cover loans made by Palm to finance the films Nine Miles Down,
American Summer and Autopsy.

The maturity dates and interest rates applicable to the Group’s funded indebtedness and third party guarantees are as follows:

Film Production and Corporate Loans

Year Ended 30-Jun 2009

Lender	Amount outstanding $	Applicable interest rate	Status

Production
Cheyne Speciality Finance Fund LP	$1,100,000	18% Fixed	Subordinated

Palm Finance Corporation	6,134,716	15% Fixed	Forbearance agreement

Palm Finance Corporation	4,010,238	15% Variable	Forbearance agreement

Blue Rider Finance Inc	1,490,348	22.50% Fixed	Due on demand

120dB Film Finance LLC	647,848	No stated interest rate	Due on demand

Cold Fusion Media Group LLC	787,500	10% Fixed	Due on demand

Kismet Entertainment Group	150,000	No stated interest rate	Transferred in settlement agreement

Parallel Media	1,000,000	No stated interest rate	Due on demand

Corporate
Trafalgar Capital Specialized Investment Fund	2,204,887	9% Fixed	In Default

Lion House	302,644	25% Fixed

Total	$17,828,181

None of the Group’s funded indebtedness bears an inappropriate interest rate or is subject to original issue discount.

F24

14           Share capital

	Year ended	3 months ended	Year ended
	30-Jun	30-Jun	31-Mar
	2009	2008	2008

Authorized
6,000,000, £1 convertible, redeemable preference shares for all periods.	$11,337,600	$11,337,600	$11,337,600

102,636,800 common shares of £ 0.25 each for all periods.	45,278,595	45,278,595	45,278,595

13,184,000 deferred shares of £0.45 each for all periods	11,636,594	11,636,594	11,636,594

	$68,252,789	$68,252,789	$68,252,789

Allotted and called up
500,000 as at June 30 2009; 3,000,000, £1 convertible, redeemable preference shares for other periods.	$1,539,800	$5,668,800	$5,668,800

6,927,300 as at June 30 2009; 4,870,800 common shares of £0.25 outstanding for other periods.	2,998,420	2,149,292	2,149,292

13,184,000 deferred shares of £0.45 each for all periods.	11,636,594	11,636,594	11,636,594

	$16,174,814	$19,454,686	$19,454,686

During the year ended March 31, 2005, Seven Arts issued approximately £3,000,000 of convertible redeemable preference shares to Armadillo Investments plc (“Armadillo”) in return for 3,000,000 ordinary shares from Armadillo, valued at $5,669,000. The convertible redeemable preference shares held by Armadillo were acquired by the Seven Arts Employee Benefit Trust (‘Trust”) on October 30, 2008 and 2,500,000 of the preference shares were converted into 2,000,000 of the Company’s ordinary shares on November 20, 2008. The remaining 500,000 convertible preference shares owned by the EBT are convertible into 200,000 ordinary shares of Seven Arts Pictures PLC. The terms attached to the convertible redeemable preference shares include (i) no dividends, (ii) a liquidation preference, (iii) conversion rights into common shares, and (iv) redemption rights only in the event of certain defaults by Company

In the Fiscal Year ended June 30, 2009 the group added an aggregate of 2,056,500 shares of common stock comprised of  2,000,000 shares issued to the EBT on conversion of 2,500,000 convertible preference shares, 34,000 shares issued to Trafalgar Capital Specialized Investment Fund and 22,500 shares issued upon conversion of stock options. The EBT conversion resulted in an addition of $825,800 to the share capital account and $3,303,200 to the share premium account and in a reduction of $4,129,000 in the carrying value of the preference shares in the capital account.

F25

The Group’s deferred shares have essentially no rights for participation with income or assets of the Group other than their existing rights under share ownership. The Company has the right to cancel the deferred shares or purchase them back for a nominal price.

During the Fiscal Year ended March 31, 2007, Seven Arts Pictures Inc.  ("SAP Inc.") assumed for its account a loan in the amount of $2,500,000 made by Apollo Media GmbH ("Apollo") to Seven Arts Filmed Entertainment Limited relating to the motion picture Stander. In return, Seven Arts Pictures Plc (Plc), whose predecessor company had previously guaranteed the loan up to an amount of $1,800,000, issued 700,000 new shares to SAP Inc. who, in turn, pledged the shares to Apollo to secure the loan. SAP Inc. further agreed with Plc that it would be responsible for any residual liability to Apollo that was not met from the sale of a maximum of 400,000 of these shares, and that proceeds from the sale of the balance of the shares would be remitted back to Seven Arts Pictures Plc. The company originally valued the shares issued as the amount of the guaranty, but has now adjusted the entry to properly reflect the then market value of the shares issued.

15           Convertible debentures

Group and Company
	Year ended	3 months ended	Year ended
	30-Jun	30-Jun	31-Mar
	2009	2008	2008

Convertible Debentures	$3,432,450	$3,432,450	$3,432,450

During the year ended March 31, 2005, Seven Arts issued £3,000,000, of convertible debt to Langley Park Investment Trust PLC (“Langley”) in return for 3,000,000 ordinary shares in Langley valued at approximately $5,204,000. Langley converted 1,250,000 of its convertible debenture into 1,000,000 ordinary shares on March 15, 2007. The remaining $1,750,000 of convertible debentures are convertible into 700,000 ordinary shares.

The Convertible debentures bear no interest, are entitled to a liquidation preference ahead of common and preferred shareholders, are convertible into common shares and are redeemable only in the event of certain defaults by the company.

16           Derivatives and other financial instruments

Financial instruments

The Group’s financial instruments comprise cash balances, items such as trade receivables and trade payables that arise directly from its operations, convertible loan notes, convertible redeemable preference shares and loans taken out from banks and other third parties.  Financial instruments such as investments in, and advances to, subsidiary undertakings and short-term receivables and payables have been excluded from these disclosures.

The Group relies on loans taken out from banks and other third parties to fund its investment in the production of motion pictures and to minimize the liquidity risk that it faces. The strategy in relation to these loans is to minimize the interest rate and to maximize the flexibility of repayment terms.  The reliance on loans to provide finance is clear from the significant balances included within loans payables at the period end and the extent to which favorable terms have been achieved on these loans is indicated in the disclosures below.

The main risks arising from the Group’s financial instruments are foreign currency risk, interest rate risk, liquidity risk, credit risk and price risk.

F26

Foreign currency risk

The Group receives distribution income from overseas, normally in US Dollars. Consequently, its trade receivables are largely denominated in US Dollars. It also maintains a significant part of its cash in US Dollars.  The Group’s exposure to exchange rate fluctuations is currently deemed to be low, since the majority of its liabilities are also denominated in US Dollars. Therefore, the Company does not hedge against this risk.

 Management has fully provided for all liabilities in GB Pounds arising from the Zeus transaction by a deposit in GB Pounds made at the same time as the receipt of funds in GB Pounds.  All other transactions in GB Pounds are in the opinion of Management either immaterial or outside the ordinary course of business and therefore there is no policy for mitigation of risks associated with conversion of GB Pounds to US Dollars.

An analysis of the monetary assets of the Group as of June 30, 2009, showing the amount denominated in each currency, is as follows:

	Denominated in Sterling	Denominated in US Dollars	Total

Trade receivables	$0	$1,579,086	$1,579,086
Other receivables	0	2,047,232	2,067,210
Prepayments	330,276	459,353	769,651

Assets	$330,276	$4,085,671	$4,415,947

Trade payables	1,269,969	631,682	1,901,651
Accrued liabilities	110,068	2,065,711	2,176,369
Participation & residuals	0	666,707	666,707
Corporate loans	2,507,531	0	2,507,531
Film & Production loans	0	15,320,650	15,320,650
Deferred income	98,630	1,264,980	1,363,610
Taxes Payable	1,734,238	0	1,734,238

Liabilities	$5,721,026	$19,949,730	$25,670,756

Liquidity risk

Management monitors liquidity risk regularly by way of preparing cash flow forecasts and ensuring that adequate loan facilities are in place prior to the commencement of principle photography for any film.

Credit risk

The Group has a large number of customers, primarily sub-distributors who are located all over the world. Certain of these customers are large and well-known companies and these are not generally regarded as presenting a credit risk.  However, certain of the smaller customers are considered to be a potential credit risk, and the Group manages such risk to the extent possible by maintaining regular contact with those customers who owe the Company money.

F27

Price risk

The Group manages the risk of goods and services being obtained at a higher than necessary price by ensuring that all purchases above a certain value are authorized by a Director prior to the purchase order being placed.

Production and corporate loans due within one year are included in the Company's Balance Sheet as financial liabilities.  Production Loans of $15,320,650 as of June 30, 2009 are all denominated in US Dollars; corporate loans of $2,507,532 are denominated in GB Pounds.

The analysis of financial liabilities is, as follows:

	Year ended	3 months ended	Year ended
	30-Jun	30-Jun	31-Mar
	2009	2008	2008

Fixed & variable rate - production and corporate loans	$17,828,181	$14,753,995	$28,213,060
Interest free - production loans	0	8,453,381	7,998,783
Fixed rate – bank loan – Zeus	0	225,478,399	225,444,481
Floating rate - bank loans	0	30,702	0

Total financial liabilities	$17,828,181	$248,716,277	$261,656,324

The fixed rate financial liabilities have fixed interest rates for the entire term of each loan.  The weighted average interest rate of these fixed rate liabilities on the production loans was 15.5% for the twelve month period ended June 30, 2009, 16.1% for the three month period ended June 30, 2008 and 17.7% for the twelve month period ended March 31, 2008.

Those loans where no interest was payable were all loans made to fund the production of motion pictures that were repayable from the proceeds of each motion picture in accordance with a defined payment schedule.  The period over which these loans are repayable, therefore, depends on the performance of each motion picture.

The financial assets of the Group are cash balances held on deposit with banks. As of June 30, 2009, the Group had only nominal cash balances. Such deposits earn interest at the relevant bank interest rates, which are generally fixed.

The fair value of all the financial assets and liabilities of the Group are considered to be equal to their stated value.

17           Share based payments

On January 22, 2008, the Company issued 50,000 three year share options from its Unapproved Share Option Scheme to Blue Rider Finance and Robert Oppenheim at an exercise price of $1.50. Management estimated the value of these options at $1.50 per share under the Black-Scholes pricing model and consequently recorded a charge of approximately $18,000 in the period ending March 31, 2008. 12,500 of these options were exercised during the twelve months ended June 30, 2009.

On February 1, 2008, the Company issued 160,000 five year options from its Unapproved Share Option Scheme to Trafalgar Capital Specialized Investment Fund (“Trafalgar”) to secure a loan at an exercise price of $1.95. These options were valued at $0.65 per share using the Black Scholes pricing model and the

F28

company consequently took a charge of approximately $103,000 in the period ended March 31, 2008. These options were subsequently canceled in May, 2009 in return for the issuance to Trafalgar of 34,000 restricted ordinary shares.

On June 1, 2008, the Company issued 110,000 five year options from its Unapproved Share Option Scheme to a Director of the Company (100,000) and to an associate (10,000) at an exercise price of $1.54 per share. The value of these options were determined to be $0.50 per share based on the Black Scholes pricing model and a charge of approximately $60,000 was consequently recorded for the period ended June 30, 2008.

On September 1, 2008, the Company issued 20,000 five year options from its Unapproved Share Option Scheme to a Director of the Company at an exercise price of $1.69 per share, and 60,000 to Trafalgar Capital Specialized Investment Fund a loan provider at an exercise price of $1.11 per share.  On November 5, 2008, the Company issued 60,000 five year options to Management of the Company at an exercise price of $1.69 per share.  The value of these options were determined to be $0.51 per share based on the Black Scholes pricing model and a charge of approximately $195,000 was consequently recorded for the period ended June 30, 2009. The 60,000 options issued to Trafalgar were subsequently canceled in May, 2009 in return for the issuance of 34,000 restricted ordinary shares (see above)

The weighted average exercise price of the share options outstanding at June 30, 2009 is $2.05.  The weighted average exercise period of these options and warrants is 36 months.

As of June 30, 2009 the Group adopted the fair value recognition provisions of IFRS 2 Share-based Payment (“IFRS 2”) using the modified-prospective transition method and has retroactively applied it to each of the periods presented. Under such transition method, compensation cost recognized in the Fiscal Year Ended June 30, 2009, the three months ended June 30, 2008 and the Fiscal Year ended March 31, 2008 includes: (a) compensation cost for all stock options granted prior to, but not yet vested as of, April 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of IFRS 2; and (b) compensation cost for all share-based payments granted on or after April 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of IFRS 2.

IFRS 2 requires the measurement of all stock-based awards using a fair value method and the recognition of the related stock-based compensation expense in the consolidated financial statements over the requisite service period. Further, as required under IFRS 2, the Group estimates forfeitures for share-based awards that are not expected to vest.

The fair value of each option award is estimated on the date of grant using a closed-form option valuation model (Black-Scholes) based on the assumptions noted in the following table. Expected volatilities are based on implied volatilities from traded options on the Group’s stock, historical volatility of the Group’s stock and other factors. The expected term of options granted represents the period of time that options granted are expected to be outstanding.

The Group has no stock option plan but grants stock options from time to time based on performance of its employees and contractors as determined by the Board of Directors. There is, therefore, no specific number of the Group’s shares available for future grants.

F29

The current value of stock options granted by the Group, by period, are as follows:

Number of options granted	Year ended	3 months ended	Year ended
	30-Jun	30-Jun	31-Mar
	2009	2008	2008

Outstanding at beginning of period	$360,000	$250,000	$40,000
Granted	140,000	110,000	210,000
Exercised	(22,500)	0	0
Cancelled or expired	(220,000)	0	0

Outstanding at end of period	$257,500	$360,000	$250,000

The weighted-average grant-date fair values for options granted during the twelve months ended June 30, 2009 was $70,751, ($60,104 for the three month period ended June 30, 2008, the year ended March 31, 2008 $121,878) The following table represents the assumptions used in the Black-Scholes option-pricing model for stock options granted during the Fiscal Year ended June 30, 2009, the three months ended June 30, 2008 and the Fiscal Year ended March 31 2008:

	Year ended	3 months ended	Year ended
	30-Jun	30-Jun	31-Mar
	2009	2008	2008

Risk-free interest rate	5%	5%	5%
Expected option lives (in years)	3 years	3 years	3 years
Expected volatility for options	26%	26%	26%
Expected dividend yield	0%	0%	0%
Forfeiture Rate	0%	0%	0%

All shares are vested upon the grant date.
The Group recognized the following share-based compensation expense during:

Year ended	3 months ended	Year ended
30-Jun	30-Jun	31-Mar
2009	2008	2008

$195,332	$60,104	$121,878

There was no income tax benefit recognized in the statements of operations for share-based compensation arrangements during any periods presented herein. Under standard applicable UK tax rules, the Group is not entitled to any tax benefit for such share-based compensation arrangements.

F30

Employee – Options

	Options Outstanding			Options Exercisable
			Weighted		Weighted
		Weighted	Average		Average
		Average	Exercise		Exercise
Range of	Number of	Remaining	Price of	Number of	Price of
Exercise	Shares	Contractual	Outstanding	Shares	Exercisable
Prices	Outstanding	Life (Years)	Options	Exercisable	Options

$2.29	40,000	2.53	$2.29	40,000	$2.29
$1.54	100,000	3.92	$1.54	100,000	$1.54
$1.46	20,000	3.17	$1.46	20,000	$1.46
$1.54	60,000	3.36	$1.54	60,000	$1.54
$1.54-2.29	220,000	3.47	$1.66	220,000	$1.66

Non Employee – Options
	Options Outstanding			Options Exercisable
			Weighted		Weighted
		Weighted	Average		Average
		Average	Exercise		Exercise
Range of	Number of	Remaining	Price of	Number of	Price of
Exercise	Shares	Contractual	Outstanding	Shares	Exercisable
Prices	Outstanding	Life (Years)	Options	Exercisable	Options

$1.125	37,500	1.57	$1.125	37,500	$1.125

18           Related party transactions

Upon acquisition of control of the Company by Seven Arts Pictures Inc. in September 2004, Seven Arts Pictures Plc entered into an agreement with Seven Arts Pictures Inc. under which Seven Arts Pictures Inc. provided the services of Peter Hoffman for the amount of his contracted salary and the Los Angeles office and staff of Seven Arts Pictures Inc. to the Company for the direct costs thereof.

Seven Arts Pictures Inc. is a related party by virtue of it being majority owned by Peter Hoffman, the Company’s Chief Executive Officer and a director, and his wife Susan Hoffman.

Pursuant to an intercompany agreement, Seven Arts Pictures Inc. also, from time to time, holds ownership of limited liability corporations in the United States, with all distribution rights and profits thereof being due to Seven Arts Filmed Entertainment Limited. In addition, they also provide other services for Seven Arts Pictures Plc and Seven Arts Filmed Entertainment Limited at no fee other than Mr. Hoffman’s salary and the direct third party costs of the Los Angeles office, all of which are reflected in the financial statements of Seven Arts Filmed Entertainment Limited. These other services are any reasonable requests of the management of the Company including accounting services, audits of distribution statements, collection of accounts receivable, supervision of production of motion pictures and similar day-to-day aspects of the Company’s business. Seven Arts Pictures Inc. has, from time to time, made non-interest bearing advances to the Company and Seven Arts Filmed Entertainment Limited, when the Company has not been able to collect amounts due from third party receivables in time to meet payments required to creditors.  Any such advances that have been made by Seven Arts Pictures Inc. have been made solely for working capital purposes.

F31

Pursuant to the intercompany agreements, the Group has received and retained $1,121,157 from distribution of the Group’s motion pictures and  $5,085,679 from the Zeus transactions which the Group has recorded as revenue for the fiscal year ended June 30, 2009, which the Group is obligated to pay to Louisiana limited liability companies controlled by Seven Arts Pictures Inc. (SAP”) but which SAP is obligated to return to the Group. These obligations have been offset in the Group’s books of account and the Group has retained cash in the amounts described above.

A loan of $7,675,000 was taken out by Seven Arts Filmed Entertainment Limited during the year ended March 31, 2006 from Seven Arts Future Flow LLC a Delaware Limited Liability Corporation that is owned by Seven Arts Pictures Inc., a shareholder of the Company.  The rate of interest that applies to this loan is 15% and the amount of interest paid for the three months ending June 30, 2008 was $271.092 and for the year ending March 31, 2008 was $1,084,366. As of June 30, 2009 the balance due on the loan was $8,300,000, which includes an interest reserve of $625,000 and a principal amount of $7,675,000.  In April 2009, the lender (Arrowhead) made a decision to take control of the distribution of the films securing its loan. As a result, the Company no longer controls the distribution of these films and it has removed the limited recourse indebtedness and accrued interest related to the Arrowhead loan as liabilities from its balance sheet.

The Company set up an Employee Benefit Trust ("EBT") in December, 2008 and, shortly thereafter, the EBT entered into an agreement to purchase the 3,000,000 convertible preference shares held by Armadillo Investment Trust ("Armadillo") for £1,500,000, to be paid in three equal installments of £500,000, and the return of the 1,600,000 ordinary shares in Armadillo owned by the company, valued at £800,000 for an aggregate purchase price of £2,300,000. The agreed upon purchase price was to be loaned to the EBT by the Company at a nominal interest rate and, to date, the Company has advanced £500,000 as the first of three equal installments, together with the 1,600,000 ordinary shares of Armadillo, to the EBT which has paid them over to Armadillo. The Company has guaranteed the EBT’s remaining debt of £1,000,000 representing the second and third installments, but has not yet advanced these amounts.

1,607,000 shares in Seven Arts Pictures Plc owned by Seven Arts Pictures Inc. have been used as security for the loan with Cheyne Specialty Finance Fund LLP  (“Cheyne Loan”) which is described in note 13.

The Company and its associate Seven Arts Pictures Louisiana LLC entered into a Credit Agreement with Advantage Capital Community Development Fund LLC dated October 11, 2007 for the acquisition and improvement of a production and post production facility located at 807 Esplanade Avenue in New Orleans, Louisiana for aggregate principal advances of up to $3,700,000.  Approximately $3,700,000 has been drawn under the terms of this Credit Agreement, as of June 30, 2009, June 30, 2008 and March 31, 2009.

As of June 30, 2008, an amount of $1,738,689 was owed to Seven Arts Pictures Plc by Gone to Hell Limited a movie production Company that is owned by Kate Hoffman, the Company’s Chief Operating Officer, a director and the daughter of the Company’s Chief Executive Officer, a director and a major shareholder. As of June 30, 2009 this loan had been settled.

During the Fiscal Year ended March 31, 2007, Seven Arts Pictures Inc.  ("SAP Inc.") assumed for its account a loan in the amount of $2,500,000 made by Apollo Media GmbH ("Apollo") to Seven Arts Filmed Entertainment Limited relating to the motion picture Stander. In return, Seven Arts Pictures Plc (Plc), whose predecessor company had previously guaranteed the loan up to an amount of $1,800,000, issued 700,000 new shares to SAP Inc. who, in turn, pledged the shares to Apollo to secure the loan. SAP Inc. further agreed with Plc that it would be responsible for any residual liability to Apollo that was not met from the sale of a maximum of 400,000 of these shares, and that proceeds from the sale of the balance of the shares would be remitted back to Seven Arts Pictures Plc. The company originally valued the shares issued as the amount of the guaranty, but has now adjusted the entry to properly reflect the then market value of the shares issued.

The Group has from time to time made and received advances from and to Seven Arts Pictures Inc., Seven Arts Future Flow I LLC and various Louisiana limited liability companies referred to above, which advances do not bear interest.  The balances of these combined accounts as of June 30, 2009 is $1,118,598 ($2,794,727 on June 30, 2008 and $2,049,405 on March 31, 2008), reflecting amounts due to the Group by these companies). The balance of the debt will be settled on the sale of the 700,000 shares currently pledged by SAP Inc to Apollo.

For the year ended June 30, 2009, total revenue includes $928,634 revenue from a related party. Also, total other receivables and prepayments as of June 30, 2009 of $1,718,263 includes $928,634 receivables from a related party.

F32

19           Contingent liabilities

Seven Arts Pictures Plc and Seven Arts Pictures Inc. are currently jointly in litigation with Fireworks Entertainment Inc. and CanWest Entertainment Inc., both companies registered in the United States of America, regarding the Group’s title to certain pictures acquired from these entities.

The legal costs have been charged to administration expenses as incurred and no provision has been made for any ongoing services. Should the Group not be successful in retaining its title to the picture library, the Group could also be required to compensate the defendants for their costs.  No provision has been made of this, as the cost of this is unknown at this time.

The Company, its subsidiary Seven Arts Filmed Entertainment Limited and Seven Arts Pictures Inc. were the subject of an arbitration award of approximately $700,000 against them for legal fees relating to an ongoing dispute regarding a participation in the motion picture entitled 9 ½ Weeks II, even though the arbitration found no additional sums due to the complaining party, and potential loss of further distribution rights in this motion picture.  The Federal District Court enforced this arbitration award, and the Company is seeking relief from that decision.  The Group has fully reserved for the liability.

Seven Arts Future Flow I (“SFF”), a limited liability company owned by SAP, one of the Company’s controlling shareholders and a company controlled by Mr. Hoffman, obtained financing from the Arrowhead Target Fund, Ltd. (“Arrowhead”) of approximately $8,300,000 (the “Arrowhead Loan”).  The Company secured the Arrowhead Loan with liens on 12 motion pictures that generated revenues of $820,026 in the Fiscal Year Ended ended June 30, 2009, $2,739,800 in the Fiscal Year Ended March 31, 2008 and $544,478 in the three month period ended June 30, 2009. The Arrowhead Loan is recorded in the Company’s audited financial statements as a $8,300,000 liability as of December 31, 2008.  The Company’s only liability is to repay the Arrowhead Loan from the proceeds of the film assets pledged against the Arrowhead Loan. The Company is not required to repay the Arrowhead Loan from any of its other assets or revenues.

The Arrowhead Loan is now due, and SFF has not paid the outstanding principle and interest due thereon. Arrowhead has the right to foreclose on the pledged film assets, but has not done so at the present time. SFF has received a default notice to this effect, and as a result Arrowhead is now collecting directly all sums receivable by us with respect to these motion pictures, and has appointed a new servicing agent for these motion pictures with the result that we no longer control the licensing of these motion pictures. Failure to repay or refinance the Arrowhead Loan could result in a material disposition of assets through the loss of the Company’s rights to twelve motion pictures and related loss of revenues in amounts that are difficult to predict.

As a result of the foregoing, the Company has removed all investment in, and receivables relating to the twelve motion pictures pledged to Arrowhead as assets, and has removed all limited recourse indebtedness related to these motion pictures as liabilities from the Company’s consolidated balance sheet for the Fiscal Year ended June 30, 2009. Arrowhead has made a claim against the Company by reason of monies the Company has collected from distribution of these motion pictures and not paid to Arrowhead based on the Company’s interpretation of the transactional contracts. The Company has established a reserve to cover in the attached consolidated financial statements what management believes is the potential liability that may be claimed.

Arrowhead has also advised the Company it  believes the Company is liable for any deficiencies that may arise from  SFF not meeting its obligations under the loan agreement. While Arrowhead has not made a formal claim against the Company , the Company believes it has no obligation to guaranty SFF’s financial performance under the loan agreement and should Arrowhead make a demand , the Company intends to vigorously defend itself . Due to the uncertainly of the potential claim, the Company cannot at this time predict the ultimate outcome  of  this unasserted claim, if any , that may occur and could have a material adverse effect on our business, financial condition and results of operations.

The Group believes that the accrual of the VAT input refund or output VAT tax with respect to the Zeus transaction is highly uncertain.  Her Majesty’s Customs and Revenue (“HMRC”) raised issues regarding the Zeus transaction as early as May, 2008, and has made no determination regarding any of the inputs or outputs of VAT with respect to the Zeus transaction through to today.  The situation is still unresolved in that HMRC have not made a VAT refund to the 17 companies formed by investors in the Zeus transaction (“SAFCO’s”) of the output VAT tax charged by Seven Arts on the supplies made for the SAFCO’s and declared on the Group’s VAT return filed in 2008 and in that HMRC has taken no steps to enforce the collection of the output VAT tax as declared by the Group, as an “inhibit” has been placed on collection by HMRC.  Until and unless this interest is lifted, HMRC will take no action to enforce the collection of the VAT output tax declared by the Group.

The Group acquired the SAFCO’s in May, 2009, and the SAFCO’s are now consolidated into the Group. The Group has instructed counsel to liquidate the SAFCO’s under the applicable laws of the United Kingdom.

20           Operating lease commitments

As of June 30, 2009 and in the prior periods the Group had no operating lease commitments.

21	Subsequent events

On August 25, 2009 the Company paid Trafalgar Specialized Investment Fund (“Trafalgar”) $1,000,000 as a partial payment against the £1,000,000 that had been previously borrowed. The Company still owes Trafalgar a similar amount (the exact balance is dependent on certain exchange ratios at the time of the eventual payoff is made and therefore cannot be exactly determined).

After June 30, 2009, the Group exercised its rights to obtain possession and ownership of the ordinary shares of the 17 corporations which had provided the funds for the Zeus transaction described in notes 2 and 8 above. The Group intends to liquidate each of these corporations during the fiscal period ended June 30, 2010.

F33

22           Guarantee & Pledge

The Company and its associate Seven Arts Pictures Louisiana LLC entered into a Credit Agreement with Advantage Capital Community Development Fund LLC dated October 11, 2007 for the acquisition and improvement of a production and post production facility located at 807 Esplanade Avenue in New Orleans, Louisiana for aggregate principal advances of up to $3,700,000.  Approximately $3,700,000 has been drawn under the terms of this Credit Agreement, as of June 30, 2009, June 30, 2008 and March 31, 2009. The Group has guaranteed this amount.

See note 1.21 on the Employee Benefit Trust

23           Offsetting transaction

The Group believes that the accrual of the VAT input refund or output VAT tax with respect to the Zeus transaction is highly uncertain.  Her Majesty’s Customs and Revenue (“HMRC”) raised issues regarding the Zeus transaction as early as May, 2008, and has made no determination regarding any of the inputs or outputs of VAT with respect to the Zeus transaction through to today.  The situation is still unresolved in that HMRC have not made a VAT refund to the 17 companies formed by investors in the Zeus transaction (“SAFCO’s”) of the output VAT tax charged by Seven Arts on the supplies made for the SAFCO’s and declared on the Group’s VAT return filed in 2008 and in that HMRC has taken no steps to enforce the collection of the output VAT tax as declared by the Group, as an “inhibit” has been placed on collection by HMRC.  Until and unless this interest is lifted, HMRC will take no action to enforce the collection of the VAT output tax declared by the Group.  Any VAT liability of the Group’s is offset against any VAT returns due to the SAFCO’s. See note 23.

F34

ITEM 19.   EXHIBITS
1. Memorandum of Incorporation*
2. By-Laws and Board Memorandum*
3. Employment Agreement for Peter Hoffman*
4. Langley Debenture Agreement*
5. Armadillo Preferred Share Agreement*
7. $8,300,000 Arrowhead Loan Agreement*
8. $7,500,000 Cheyne Loan Agreement*
9. Calculation of earnings per share*
10. Explanation of calculation of ratios – (Included in Exhibit No. 9)
11. List of Subsidiaries (See table 7 at item No. 4C. above)*
12. Unique Stock Purchase Agreement*
13. Credit Agreement with Advantage Capital Community Development Fund, L.L.C.*
14. Accountant's Consent Letter from Mazars LLP*
15. Trafalgar Capital Specialized Investment Fund Agreements*
16. Cheyne Loan Repurchase Agreement*
17. Employment Agreement for Michael Garstin*
18. Acquisition Agreement For 3,000,000 Armadillo Preferred Shares*
19. Trafalgar Capital Special Investment Fund Agreement (10/30/08)*
*previously filed

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

 Seven Arts Pictures PLC

 /s/ Peter Hoffman
 ________________________
 Name: Peter Hoffman
 Title:   Chief Executive Officer