Form 20-F/A
period 2009-06-30
Seven Arts Pictures PLC
filed 2010-03-26
CIK 1408276

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 20-F/A
(Amendment Number 1)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ x ]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2009

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________ to __________

OR

[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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

Seven Arts Future Flow I (“SFF”), a limited liability company owned by SAP, one of the Company’s controlling shareholders and a company controlled by Mr. Hoffman, obtained financing from the Arrowhead Target Fund, Ltd. (“Arrowhead”) of approximately $8,300,000 (the “Arrowhead Loan”).  The Company secured the Arrowhead Loan with liens on 12 motion pictures that generated revenues of $820,026 in the Fiscal Year Ended June 30, 2009, $2,739,800 in the Fiscal Year Ended March 31, 2008 and $544,478 in the three month period ended June 30, 2008. The Arrowhead Loan is recorded in the Company’s audited financial statements as a $8,300,000 liability as of December 31, 2008. The Company’s only liability is to repay the Arrowhead Loan from the proceeds of the film assets pledged against the Arrowhead Loan. The Company is not required to repay the Arrowhead Loan from any of its other assets or revenues.

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

Arrowhead has also advised the Company that it believes the Company is liable for any deficiencies that may arise from  SFF not meeting its obligations under the loan agreement. While Arrowhead has not made a formal claim against the Company, the Company believes it has no obligation to guaranty SFF’s financial performance under the loan agreement and should Arrowhead make a demand , the Company intends to vigorously defend itself . Due to the uncertainly of the potential claim, the Company cannot at this time predict the ultimate outcome  of  this unasserted claim, if any , that may occur and could have a material adverse effect on our business, financial condition and results of operations.

The Company also obtained financing of an aggregate of approximately $7,500,000 from Arrowhead Consulting Group LLC (“ACG”) for $1,000,000 and Cheyne for $6,500,000 ("Cheyne Loan") at a rate of interest of 19% and 18% per annum, respectively.  SAP, one of the Company’s controlling shareholders and a company controlled by Mr. Hoffman, Chief Executive Officer of the Company, secured the ACG Loan and the Cheyne Loan with 1,607,000 of the Company’s ordinary shares beneficially owned by Mr. Hoffman (representing approximately 23% of the Company’s outstanding shares), and the Company secured ACG Loan and the Cheyne Loan with liens on six motion pictures that generated aggregate revenues of $2,326,078,over the Fiscal Years ended June 30, 2009 and March 31, 2008 and the three month period ended June 30, 2008, plus a second position security interest in the motion pictures pledged under the Arrowhead Loan. The Cheyne Loan matured on September 30, 2007. The Company repaid all sums then due to Cheyne, a sum of approximately $6,500,000, in April 2008, and received an assignment from Cheyne of their senior secured position on the film assets, including Cheyne’s subordination agreement with ACG.

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

The Company entered into two senior financing loan and security agreements with Palm Finance Corp (“Palm”) to finance the production costs of Pool Boys, Autopsy and Nine Miles Down dated May 7, 2007 and December 17, 2007. These loans are secured by the revenues to be collected from these motion pictures. The revenues so far collected have been insufficient to repay the majority of these loans, primarily as result of management’s decision to delay the release of these films to a more beneficial release date. The Company has entered into a forbearance agreement with Palm extending the due date of these loans to June 30, 2010.

On August 27, 2007, the Company borrowed $1,650,000 from Blue Rider Financial (“Blue Rider”) to pay for the domestic print and advertising costs for the motion Picture Deal (“Blue Rider Loan”) and arranged that the revenues due from Metro-Goldwyn-Mayer Studios Inc. (“MGM”) to the Company for the distribution of that motion picture be assigned to Blue Rider Financial as partial security for that loan. To date the revenues paid to the Company from MGM have not yet been sufficient to repay the Blue Rider Loan, primarily as a result of delays by MGM in selling the picture in overseas territories. The Company has therefore entered into an accommodation agreement with Blue Rider to redeem the loan due for $2,200,000, less approximately $515,000 of collections that have been received by Blue Rider to date from MGM.

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

Accounting practices used in the Company’s industry may accentuate fluctuations in operating results.  In addition to the cyclical nature of the entertainment industry, The Company’s accounting practices (which are standard for the industry) may accentuate fluctuations in its operating results. While such fluctuations have not occurred to date, the Company may in the future experience such fluctuations due to industry-wide accounting practices. In accordance with IFRS and U.S. generally accepted accounting principles and industry practice, the Company amortizes film and television programming costs using the “individual-film-forecast” method. Under this accounting method, the Company amortizes film costs using the “individual-film-forecast” method, whereby these costs are amortized and participations and residuals costs are accrued in the proportion that current year’s revenue bears to management’s estimate of ultimate revenue at the beginning of the current year expected to be recognized from the exploitation, exhibition or sale of the films. The great majority of a film's costs (80% or more) are generally amortized within three years of the picture's initial release.

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

Seven Arts recorded $5,601,683 in “other income” in the Fiscal Year ended June 30, 2009, reflecting the net gain realized from removing all investments in and receivables relating to the thirteen motion pictures owned by Seven Arts Future Flow 1 (“SFF”) which were pledged to secure an $8,300,000 loan made by Arrowhead Target Fund, Ltd. (“Arrowhead”) on a non recourse basis. Since Arrowhead made the decision to take control of the distribution of these pictures, the Company has removed both the debt and the related assets from its books, resulting in the gain booked as other income.

The Company recorded no tax provision in the Fiscal Year ended June 30, 2009 because it has an excess of tax-loss carry forwards against which it can offset any taxes that might be currently accruable. In the fiscal year ended March 31, 2008, the Company reversed $485,634 in deferred tax charges that had been previously provided for on account of the significant losses sustained in that year.

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

On October 30, 2008, the Seven Arts Employee Benefit Trust (“EBT”) acquired 3,000,000 of the Company’s convertible Preference Shares from Armadillo Investments Plc (“Armadillo”) for £1,500,000, to be paid in three equal installments of £500,000 and the return to Armadillo of 1,600,000 ordinary shares of Armadillo, valued at £800,000, for an aggregate purchase price of £2,300,000. The purchase price was to be loaned to the EBT by Seven Arts at a nominal interest rate and to date the Company has advanced £500,000 as the first of the installments, together with the 1,600,000 ordinary shares of Armadillo to the EBT, which has paid them over to Armadillo. Seven Arts has guaranteed the remaining £1,000,000 due to Armadillo, but has not yet made these advances, and therefore EBT is in default on the second and third payments. $1,650,000 amount has been booked under “other accruals”. The EBT in turn owes the Company £1,475,000 ($2,436,110 at the year end exchange rate) and this amount has been booked as a contra asset under share premium, which is a deduction from shareholders’ equity. The EBT will owe the Company an additional £1,000,000 when the Company has made good on its obligation.

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

Mr. Hoffman, Mr. Garstin and Ms. Hoffman are the senior executives of the Company. Ms. New is a former Chief Financial Officer of the Company, but no longer works for the Company. Ms. Verdin and Mr. Hickox fall within the definition of independent directors.

Due to the recent and unexpected death of the Company’s former Chairman the Company does not have a majority of independent directors on its board as required by 5605 (b)(1). The Company is actively seeking two new independent board members in order to regain compliance.

The Company does however conform  with section A.3.2 of the Combined Code, which is the main rule book that all UK companies must adhere to, which states that a  smaller company should have at least two independent non-executive directors.

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

6.C.3.  Board of Director Committees

Seven Arts has an Audit Committee, which recommends to the Board of Directors the engagement of the Company’s independent auditors and reviews with the independent auditors the scope and results of the Company’s audits, its internal accounting controls, and the professional services furnished by the Company’s independent auditors.  The current members of the Audit Committee are Ms. New (Chair), Mr. Hickox and Ms. Verdin.  The Audit Committee did not meet separately in the fiscal period ended June 30, 2009, but met separately with the Company’s Auditors to review the year-end financial statements and the audit process.

Due to the recent and unexpected death of the Company’s previous Chairman, Anthony Bryan, the Company no longer has three independent directors on its Audit Committee as required by NASDAQ Rule 5605(c) and Exchange Act Rule 10A-3. As a former Chief Financial Officer of the Company, employed within the last year by the Company, Ms. New does not meet the independence requirements put forth in said rule. Ms. New serves on the committee pursuant to the exception for “Exceptional and Limited” circumstances whereby one director who is not independent under NASDAQ’s definitions may be appointed to the committee provided the Board determines, under exceptional and limited circumstances, that the individual’s membership on the Committee is in the best interests of the Company and its shareholders. The Company has determined that it is in the best interests of the Company that Ms. New serve on the Committee due to the requirement that the Company have on its Audit Committee at least one member who is familiar with the preparation and interpretation of financial statements. As a former Chief Financial Officer Ms. New meets this requirement.

The Company has determined that it is in compliance with The Combined Code of Corporate Governance of the United Kingdom (the governing code of companies in the Company’s home country), Section A and B of which stipulate that the Audit Committee be comprised of at least two members and that they be independent “non-executive” directors.

The Company is currently searching for at least one additional independent director to serve on both the Board and the Audit Committee, at which point it will be in compliance with NASDAQ rule 5605(c) and Exchange Act Rule 10A-3.

Seven Arts’ Compensation Committee (Mr. Gartstin, Mr.Hickox. and Ms. Verdin) and  Nominating Committee (Mr.. Hoffman Mr. Hickox and Ms. Verdin) are made up of its two independent directors and one member who is not independent under NASDAQ’s definition. Again, the non-independent member serves on each of these committees pursuant to the exception for “Exceptional and Limited” circumstances whereby the Board has determined that such individual’s membership on the committee is required by the best interests of the Company and its shareholders.

The Company has determined that it is in compliance with The Combined Code of Corporate Governance of the United Kingdom, Sections A and B of which stipulate that the Remuneration Committee be comprised of at least two members and that they be non-executive and that the Nominating Committee be comprised of a majority of non-executive directors

All Committees of the Board are organized pursuant to Seven Arts’ Board of Directors Memorandum and resolutions of the Board of Directors. The terms of reference of each committee are based on the subject matter jurisdiction of each Committee. The Compensation Committee reviews and approves all employee compensation and bonuses. The Nomination Committee proposes candidates for election to the Company’s Board of Directors.

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

●           Pursuant to the intercompany agreements, the Group has received and retained $1,121,157 from distribution of the Group’s motion pictures and $5,085,679 from the Zeus transactions which the Group has recorded as revenue for the fiscal year ended June 30, 2009, which the Group is obligated to pay to Louisiana limited liability companies controlled by Seven Arts Pictures Inc. (SAP”) but which SAP is obligated to return to the Group. These obligations have been offset in the Group’s books of account and the Group has retained cash in the amounts described above.

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

(c)   Tax Fees

The Company has been billed $88,593 in the last two fiscal years for professional services by a principal accountant for tax compliance, tax advice and tax planning.  The foregoing relate to United Kingdom income tax, valued added tax and other tax compliance filings required in the United Kingdom.

(d)  All Other Fees

The aggregate other fees billed by the Company’s principal accountant, Mazars, other than as set forth above for the period April 1, 2007 through June 30, 2009 are $486,319.43.

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

(f)  Independent Contractors
Not applicable

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Due to the recent and unexpected death of the Company’s previous Chairman, Anthony Bryan, the Company no longer has three independent directors on its Audit Committee as required by NASDAQ Rule 5605(c) and Exchange Act Rule 10A-3. As a former Chief Financial Officer of the Company, employed within the last year by the Company, Ms. New does not meet the independence requirements put forth in said rule. Ms. New serves on the committee pursuant to the exception for “Exceptional and Limited” circumstances whereby one director who is not independent under NASDAQ’s definitions may be appointed to the committee provided the Board determines, under exceptional and limited circumstances, that the individual’s membership on the Committee is in the best interests of the Company and its shareholders. The Company has determined that it is in the best interests of the Company that Ms. New serve on the Committee due to the requirement that the Company have on its Audit Committee at least one member who is familiar with the preparation and interpretation of financial statements. As a former Chief Financial Officer Ms. New meets this requirement.

The Company has determined that it is in compliance with The Combined Code of Corporate Governance of the United Kingdom (the governing code of companies in the Company’s home country), Section A and B of which stipulate that the Audit Committee be comprised of at least two members and that they be independent “non-executive” directors.

The Company is currently searching for at least one additional independent director to serve on both the Board and the Audit Committee, at which point it will be in compliance with NASDAQ rule 5605(c) and Exchange Act Rule 10A-3.

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

Seven Arts Future Flow I (“SFF”), a limited liability company owned by SAP, one of the Company’s controlling shareholders and a company controlled by Mr. Hoffman, obtained financing from the Arrowhead Target Fund, Ltd. (“Arrowhead”) of approximately $8,300,000 (the “Arrowhead Loan”).  The Company secured the Arrowhead Loan with liens on 12 motion pictures that generated revenues of $820,026 in the Fiscal Year Ended ended June 30, 2009, $2,739,800 in the Fiscal Year Ended March 31, 2008 and $544,478 in the three month period ended June 30, 2008. The Arrowhead Loan is recorded in the Company’s audited financial statements as a $8,300,000 liability as of December 31, 2008.  The Company’s only liability is to repay the Arrowhead Loan from the proceeds of the film assets pledged against the Arrowhead Loan. The Company is not required to repay the Arrowhead Loan from any of its other assets or revenues.

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
15. Trafalgar Capital Specialized Investment Fund Agreements*
16. Cheyne Loan Repurchase Agreement*
17. Employment Agreement for Michael Garstin*
18. Acquisition Agreement For 3,000,000 Armadillo Preferred Shares*
19. Trafalgar Capital Special Investment Fund Agreement (10/30/08)* 20. Certification under 302 21. Certification under 906 - Peter Hoffman 22. Certification under 906 - Michael Garstin
*previously filed

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

 Seven Arts Pictures PLC

 /s/ Peter Hoffman
 ________________________
 Name: Peter Hoffman
 Title:   Chief Executive Officer