Form 20-F/A
period 2009-06-30
Seven Arts Pictures PLC
filed 2010-03-30
CIK 1408276

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 20-F/A
(Amendment Number 2)

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

Seven Arts’ Compensation Committee (Mr. Garstin, Mr. Hickox and Ms. Verdin) and  Nominating Committee (Mr. Hoffman, Mr. Hickox and Ms. Verdin) are made up of its two independent directors and one member who is not independent under NASDAQ’s definition.

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
15. Trafalgar Capital Specialized Investment Fund Agreements*
16. Cheyne Loan Repurchase Agreement*
17. Employment Agreement for Michael Garstin*
18. Acquisition Agreement For 3,000,000 Armadillo Preferred Shares*
19. Trafalgar Capital Special Investment Fund Agreement (10/30/08)* 20. Certification under 302* 21. Certification under 906 - Peter Hoffman* 22. Certification under 906 - Michael Garstin*
*previously filed

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

 Seven Arts Pictures PLC

 /s/ Peter Hoffman
 ________________________
 Name: Peter Hoffman
 Title:   Chief Executive Officer