Form 20-F/A
period 2009-06-30
Seven Arts Pictures PLC
filed 2010-04-05
CIK 1408276

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 20-F/A
(Amendment Number 3)

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

As a result of the unexpected death of the Company's former Chairman, Mr. Anthony Bryan, on December 29, 2009, Mr. Hoffman, the Company's Chief Executive Officer, has temporarily assumed the additional title of Chairman while a suitable replacement is pursued. Mr. Bryan's death has also contributed to the imbalance between executive directors and independent directors which the Company is in the process of addressing.

The Company does not at this time comply with NASDAQ Rule 5605(b)(1) whereby the Company's Board of directors is required to have a majority of independent directors. The Company's Board of Directors serves pursuant to the exemption that allows Foreign Private Issuers to follow the guidance of their home country in lieu of the rules set forth in the 5600 series. Specifically, Seven Arts Pictures follows the Combined Code of Corporate Governance in the United Kingdom, Section A.3.2 of which states that "a smaller company should have at least two independent non-executive directors" According to the Combined Code, a smaller company is one that is below the FTSE 350 throughout the year immediately prior to the reporting year, which Seven Arts clearly is.

The Company is seeking to appoint additional independent directors and expects to comply with the 5600 series of rules shortly.

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

6.C.3.  Board of Director Committees

Audit Committee.

Seven Arts' Audit Committee recommends to the Board of Directors the engagement of the Company's independent auditors and reviews with the independent auditors the scope and results of the Company's audits, its internal accounting controls and the professional services furnished by the Company's independent auditors. The Audit Committee is currently made up of three directors. The members of the Audit Committee are the Company's two independent directors, Ms. Verdin and Mr. Hickox, and, as a result of the unexpected death of the Company's previous Chair of the Audit Committee, Mr. Anthony Bryan, on December 29, 2009, Ms New, who is the new Chair of the Committee. As the former Chief Financial Officer of Seven Arts, employed within the last three years by the Company, Ms. New does not meet the independence requirements set forth by NASDAQ and the Company therefore does not at this time meet the requirements that it have three independent directors on its Audit Committee, as required by NASDAQ Rule 5605(c) and Exchange Act Rule 10-A-3.

Ms. New serves on the Audit committee pursuant to the exception that allows Foreign Private Issuers to follow the guidance of their home country in lieu of the rules set forth in the 5600 series. Specifically, Seven Arts follows the guidance of the Combined Code of Corporate Governance of the United Kingdom, Section C.3.1 of which states that the Board "should establish an Audit Committee of at lease three, or in the case of smaller companies, two members who should be independent, non-executive directors" (Ms. Verdin and Mr. Hickox) and goes on to state that "the Board should satisfy itself that at least one member of the Audit Committee must have recent and relevant financial experience" (Ms. New) According to the Combined Code of Conduct, a smaller company is one that falls below the FTSE 350 throughout the year immediately prior to the reporting year, which Seven Arts clearly does.

The Audit Committee did not meet separately during the fiscal year period ending June 30, 2009, but did meet separately with the Company's independent auditors subsequent to year end to review the year-end financial statements, the scope of the audit and the Company's internal accounting controls.

Compensation Committee.

Seven Arts' Compensation Committee is charged with recommending to the full Board the compensation of the Chief Executive Officer and other executive officers. The current members of the Compensation Committee are Mr. Hickox (Chair) and Ms. Verdin, the Company's two independent directors.

The company complies with NASDAQ Rule 5605(d) which requires that the Compensation committee be comprised solely of independent directors as well as with the Combined Code of Corporate Governance of the United Kingdom, Section B.2.1 which requires that the Board "should establish a Remuneration Committee of at least three, or in the case of smaller companies, two members who should all be independent, non-executive directors"

Nominating Committee.

Seven Arts' Nominating Committee is charged with recommending nominees for directors to the full Board. The current members of the Nominating Committee are Ms. Verdin (Chair) and Mr. Hickox, the Company's two independent directors.

The Company complies with NASDAQ Rule 5605(e) which requires that the Nominations Committee be comprised solely of independent directors as well as with the Combined Code of Corporate Governance of the United Kingdom, Section A.4.1 which states that "a majority of the Nominating Committee should be independent, non-executive directors".

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

(f)  Independent Contractors
Not applicable

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

As the former Chief Financial Officer of Seven Arts, employed within the last three years by the Company, Ms. New does not meet the independence requirements set forth by NASDAQ and the Company therefore does not at this time meet the requirements that it have three independent directors on its Audit Committee, as required by NASDAQ Rule 5605(c) and Exchange Act Rule 10-A-3.

Ms. New serves on the Audit committee pursuant to the exception that allows Foreign Private Issuers to follow the guidance of their home country in lieu of the rules set forth in the 5600 series. Specifically, Seven Arts follows the guidance of the Combined Code of Corporate Governance of the United Kingdom, Section C.3.1 of which states that the Board "should establish an Audit Committee of at lease three, or in the case of smaller companies, two members who should be independent, non-executive directors" (Ms. Verdin and Mr. Hickox) and goes on to state that "the Board should satisfy itself that at least one member of the Audit Committee must have recent and relevant financial experience" (Ms. New) According to the Combined Code of Conduct, a smaller company is one that falls below the FTSE 350 throughout the year immediately prior to the reporting year, which Seven Arts clearly does.

As a result of the unexpected death of the Company's former Chairman, Mr. Anthony Bryan, on December 29, 2009, Mr. Hoffman, the Company's Chief Executive Officer, has temporarily assumed the additional title of Chairman while a suitable replacement is pursued. Mr. Bryan's death has also contributed to the imbalance between executive directors and independent directors which the Company is in the process of addressing.

The Company does not at this time comply with NASDAQ Rule 5605(b)(1) whereby the Company's Board of directors is required to have a majority of independent directors. The Company's Board of Directors serves pursuant to the exemption that allows Foreign Private Issuers to follow the guidance of their home country in lieu of the rules set forth in the 5600 series. Specifically, Seven Arts Pictures follows the Combined Code of Corporate Governance in the United Kingdom, Section A.3.2 of which states that "a smaller company should have at least two independent non-executive directors" According to the Combined Code, a smaller company is one that is below the FTSE 350 throughout the year immediately prior to the reporting year, which Seven Arts clearly is.

The Company is seeking to appoint additional independent directors and expects to comply with the 5600 series of rules shortly.

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

ITEM 16. G.  CORPORATE GOVERNANCE

See Item 16. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES – Exemptions from NASDAQ Corporate Governance Rules for further information regarding the ways in which the Company’s corporate governance practices differ from those followed by domestic companies listed on NASDAQ.

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