Form 20-F
period 2010-06-30
Seven Arts Pictures PLC
filed 2011-02-28
CIK 1408276

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to __________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ________________

Seven Arts Pictures plc
(Exact name of Registrant as specified in its charter)

England
(Jurisdiction of incorporation or organization)

38 Hertford Street London UK W1J 7SG
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

7,477,300 ordinary shares
13,184,000 deferred shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Act of 1934.  Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.  Yes  ☐ No ☑

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).     Yes  ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☑

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP  ☐ International Financial Reporting Standards as issued by the International Accounting Standards Board  ☑

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Indicate by check mark which financial statement item the registrant has elected to follow: Item 17  ☐ Item 18 ☑

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐  No ☑  N/A ☐

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐   No ☐   N/A ☑

Seven Arts Pictures PLC
FORM 20-F REGISTRATION STATEMENT

Part III

Item 17.	Financial Statements	92
Item 18.	Financial Statements	92
Item 19.	Exhibits	92

INTRODUCTION

Unless otherwise indicated, all references to “the Group”, “we”, “us” “our” and or “Seven Arts” refer to Seven Arts Pictures Plc. and its wholly owned subsidiaries.

We use United States dollars as our reporting currency and our consolidated financial statements are prepared in accordance with International Financial Reporting Standard as issued by the International Financial Reporting Standard as issued by the International Accounting Standards Board.

Seven Arts Pictures PLC was incorporated as Glasgow Park Investments PLC on August 24, 2001 under the English Companies Act of 1985.  Pursuant to a resolution passed at a meeting of the shareholders of the Group held on September 11, 2001, the Group changed its name from Glasgow Park Investments PLC to The Cabouchon Collection PLC.  Pursuant to a resolution passed at a meeting of the shareholders of the Group that was held on November 6, 2003, the name of the Group was changed to Cabouchon PLC.  Pursuant to a resolution passed at a meeting of the shareholders of the Group that was held on September 2, 2004, the name of the Group was changed to Seven Arts Pictures PLC, at the time all motion picture business assets of Seven Arts Pictures Inc. were transferred to a subsidiary of the Group (Seven Arts Filmed Entertainment Limited) pursuant to an Asset Transfer Agreement in exchange for ordinary shares of the Group.  Documents concerning the Group which are referred to herein may be inspected during regular hours at the Group's Los Angeles affiliate office located at 6121 Sunset Blvd., Suite 512, Los Angeles, CA 90028 U.S.A.

On January 27, 2011  Seven Arts Entertainment Inc. (“SAE”), a Nevada Corporation, became a 100% subsidiary of Seven Arts Pictures Plc.  We entered into an Asset Transfer Agreement, as amended on December 15, 2010, to transfer all of the assets of Seven Arts Pictures plc (“PLC”) (including ownership of all subsidiaries) to SAE, in exchange for assumption by SAE of certain indebtedness and for one share of common stock of SAE for each ordinary share of PLC which is expected to be distributed, subject to a future Registration Statement, to be filed by the Group.  This transfer was agreed to by our shareholders at our Extraordinary General Meeting on June 11, 2010.  The purpose of this transfer was to eliminate our status as a foreign private issuer  and to assume compliance with all obligations of a domestic issuer under all applicable state and Federal securities laws.  Our intention is to redomesticate our business with no change in the economic interests of our shareholders.

BUSINESS OF SEVEN ARTS PICTURES PLC

Seven Arts Pictures PLC (“Seven Arts” or the “Group”), an English corporation, is the successor of Seven Arts Pictures Inc. (“SAP Inc.”) as a result of an Asset Transfer Agreement under which all motion picture business assets of SAP Inc. were transferred to a subsidiary of the Group for ordinary shares of the Group.  SAP Inc. was founded in 2002 as an independent motion picture production Group engaged in developing, financing, producing and licensing theatrical motion pictures with budgets in the range of $2 million to $15 million for exhibition in domestic (i.e. the United States and Canada) and foreign theatrical markets and for subsequent post theatrical worldwide release in other forms of media, including DVD, home video, pay-per-view, and free television.  SAP Inc. continued the motion picture production and distribution activities of CineVisions incorporated in 1992, which SAP Inc. acquired on SAP Inc.'s initial capitalization pursuant to an Asset Transfer Agreement in October, 2002, which was intended to qualify as a Section 351 transaction under the Internal Revenue Code of 1986, as amended.  The Group currently owns interests in 33 completed motion pictures subject in certain instances to the prior financial interests of other parties. (listed in Table 8)

FORWARD-LOOKING STATEMENTS

Certain statements in this document might constitute “forward-looking statements”. Some, but not all, forward-looking statements can be identified by the use of words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” and “intend,” statements that an action or event “may,” “might,” “could,” “should,” or “will” be taken or occur, or other similar expressions.  Although the Group has attempted to identify important factors that could cause actual results to differ materially from expected results, such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Group, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, the following risks: the need for additional financing; uncertainties and risks related to carrying on business in foreign countries; risks associated with third party infringement of copyrights and other intellectual property, especially the unauthorized duplication of motion picture DVDs and unauthorized distribution of motion pictures through the world wide web; risks associated with the lack of enforcement of applicable copyright and intellectual property laws, especially in foreign countries; risks associated with changing copyright and applicable intellectual property laws, especially in foreign countries; risks associated with changing distribution models for motion pictures, especially on the world wide web; risks associated with restrictions of motion picture content, especially in foreign countries; reliance on key personnel; the potential for conflicts of interest among certain officer, directors or promoters of the Group; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the Group’s ordinary share price and volume; and tax consequences to United States Shareholders.  Except as required by law, the Group undertakes no obligation to revise any forward-looking statements because of new information, future events or otherwise.

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

N/A

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

N/A

ITEM 3. KEY INFORMATION.

Note: All data in this report reflects a 5 for 1 reverse stock split enacted on the last day of the December 31, 2008 fiscal period.

3.A.1.  Selected Financial Data

The following sets forth a summary of consolidated balance sheets and statements of operations for the fiscal years ended June 30, 2010, June 30, 2009 and March 31, 2008 and for the three month period ended June 30, 2008, prepared under International Financial Reporting Standards (“IFRS”).  All of the foregoing have been derived from our audited consolidated financial statements and related notes included elsewhere in this Form 20-F.  In 2008, we adopted a fiscal year-end of June 30, and in 2009 we elected to report under IFRS, therefore the Group’s previously issued and filed consolidated financial statements of 2008 periods have been reaudited by our current registered public accounting firm in accordance with IFRS and were presented for comparative purposes to conform with IFRS.  The summary consolidated historical financial and operating information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes thereto and the other financial information included elsewhere in this annual report.

Table No.3
 (in $ 000’s, except per share data)

Summary Profit and Loss Statements (1)	Fiscal Year Ended June 30, 2010	Fiscal Year Ended June 30, 2009		Fiscal Year Ended March 31, 2008	Three Months Ended June 30, 2008

Total Revenues (2)	$6,417	$10,232		$3,266	$2,793

Gross Profit/(Loss)	$4,018	$5,569		$(822)	$1,491

Net Profit/(Loss)	$(476)	$4,737	(3)	$(4,557)	$357
Basic (in ,000’s)	7,014.0	6,051.5		4,676.3	4,870.8
Diluted (in ,000’s)	7,014.0	8,146.9		4,676.3	8,255.9

Earnings (loss) Per Share – Basic	$(0.07)	$0.78		$(0.97)	$0.07
Earnings (loss) Per Share – Diluted	$(0.07)	$0.58		$(0.97)	$0.04

Summary Balance Sheet

Total Loans	$18,301	$17,828		$261,656 (5)	$248,716	(5)

Total Assets	$28,625	$27,387		$302,388 (5)	$400,853	(5)

Shareholders’ Equity (6,7)	$2,200	$1,717		$410	$832

(1)  We changed our fiscal year-end from March 31 to June 30 during the period ended June 30, 2008.

(2)  Revenues in the most recent period included $2,650,794 in net fee income derived from a structured film and distribution cost financing with UK investors and additional producer fee of $1,792,125 associated with films produced in Louisiana.

(3)  Net Profit includes other income of $5,601,683 recorded in the period ended June 30, 2009 reflecting cancellation of indebtedness arising from the decision of a lender to Seven Arts Future Flow 1 ("SFF"), a limited liability Group owned by SAP Inc., to take control of twelve motion pictures owned by SFF and pledged to secure an $8,300,000 loan to Arrowhead Target Fund Ltd. ("Arrowhead") Since we no longer control the licensing of these motion pictures, we have removed all investment in and receivables relating to the pictures pledged to Arrowhead as assets, and have removed all limited recourse indebtedness and accrued interest related to the Arrowhead loan as liabilities from our balance sheet, resulting in a net gain in the above amount. (See Management’s Discussion and Analysis of Results and Operation - Legal Proceedings)

(4)  The attached audited Consolidated Financial Statements for the fiscal years ended June 30, 2010, 2009 and March 31, 2008, and the three month period ended June 30, 2008, prepared under IFRS show income per share figures calculated using the weighted average number of shares outstanding in each period. A 5-for-1 reverse stock split occurred on December 31, 2008. The income per share figures in the table above have been adjusted from the figures shown in prior financial statements to show the effect of the 5-for-1 reverse stock split as if it had occurred on the first day of the fiscal year ended March 31, 2008.

(5)  In May 2008, we completed a transaction with Zeus Partners LLP that raised capital for investment into the production and distribution costs of our existing and future motion picture productions and acquisitions. The total investment raised was approximately $268,000,000. $10,917,087 of the $16,002,766 that we retained in net proceeds from the transaction was accounted for as a reduction in the carrying value of our film costs on the balance sheet, while the balance of $5,085,679 was recorded as fee income in the fiscal year ended June 30, 2009.

(6)  Convertible Debentures with no redemption date owned by Langley Park Investment Trust PLC (“Langley”) are treated as Shareholders’ Equity under IFRS. As of June 30, 2010, the value of such debentures outstanding was approximately $3,432,000, as it was in all periods. Langley converted 1,250,000 of the 3,000,000 Debentures into 1,000,000 ordinary shares on March 15, 2007.

(7)  Convertible Preference Shares owned by Armadillo Investment Plc until November 2008, and then by the Group’s Employee Benefit Trust (“EBT”), are treated as Shareholders’ Equity under IFRS. As of June 30 2010, all preference shares had been converted to ordinary shares. As of June 30, 2009, the value of the 500,000 preference shares that had not been converted amounted to $1,539,800. For all previous periods the 3,000,000 preference shares were valued at $5,669,000. EBT converted 2,500,000 of the preference shares into 2,000,000 ordinary shares on November 20, 2008 and the remaining 500,000 preference shares into 400,000 ordinary shares on May 25, 2010.

3.A.3.  Exchange Rates

Exchange Rate Table
			Year to	Year to	3 months to	Year to
			6/30/2010	6/30/2009	6/30/2008	31/3/2008

Profit & Loss	Average rate	USD/GBP	1.5721	1.8224	1.9921	1.9808

Balance sheet	Period end rate	USD/GBP	1.4962	1.6516	1.9944	1.9941

3.B.  Capitalization and Indebtedness

N/A

3.C.  Reasons For The Offer And Use Of Proceeds

N/A

3.D.  Risk Factors

Risks Relating to the Group’s Business

All references to “we” or “our” refer to the Group and its consolidated subsidiaries.

Our success depends on certain key employees.

Our success depends to a significant extent on the performance of a number of senior management and other key employees, including production and creative personnel.  We particularly depend upon our Chief Executive Officer, Peter Hoffman, whose employment agreement grants him the right, as long as he is employed by us, to approve or control all artistic and business decisions regarding motion pictures that we acquire, produce or distribute.  As a result, our success depends to a significant extent on Mr. Hoffman’s creative and business decisions regarding the motion pictures we acquire, produce and distribute.

We do not have any "key person" insurance on the lives of any of our officers or directors.  We have entered into employment agreements with our top executive officers.  These agreements entitle us to possible injunctive relief for breach of the agreements, but do not include any “non-compete” covenants.  These agreements cannot assure us of the continued services of such employees.  In addition, competition for the limited number of business, production and creative personnel necessary to create and distribute our entertainment content is intense and may grow in the future.  Our inability to retain or successfully replace where necessary members of our senior management and other key employees could have a material adverse effect on our business, results of operations and financial condition.

Our interests may conflict with those of our Chief Executive Officer.

We have entered into a series of agreements with Mr. Hoffman and his affiliated companies that may result in our interests differing from theirs (see “Certain Related Transactions”).  One of these agreements concerns a financing arrangement, in an aggregate amount of $7,500,000, that we entered into with Cheyne Specialty Finance Fund L.P. (“Cheyne”) for the production of our movies, which has been secured with (i) six of our motion pictures and (ii) 1,607,000 of our ordinary shares beneficially owned by Mr. Hoffman through Seven Arts Pictures Inc (“SAP Inc.”). Upon repayment of the $6,500,000 the senior debt (“Cheyne loan”) was acquired by SAFE Ltd in April 2008,  Mr Hoffman believes that the 1,607,000 pledged shares were released, and the pledged shares were not passed on to the $1,000,000 subordinated noteholder, Arrowhead Consulting Group Limited.  Our satisfaction of our debts to Cheyne may provide divergent benefits to us and to Mr. Hoffman, in that Mr. Hoffman claims a full release from this pledge of our ordinary shares owned by SAP Inc.  Other agreements that we have entered into with Mr. Hoffman and his affiliates that may result in conflicts of interest include his employment agreement and an Inter-Group Agreement, which provides that SAP Inc. will own limited liability companies in the United States, with all distribution rights and profits thereof for our account and provide other services for our account and according to which SAP Inc. has assigned to us any results and proceeds arising from services performed by SAP Inc.. on our behalf.  See “Certain Related Transactions.”

We have several transactions with affiliates controlled by our Chief Executive Officer which may provide benefits to him.

Certain of our affiliates, controlled by Mr. Hoffman are entitled to be reimbursed by us for general overhead incurred by each to conduct business for us in amounts approved by us and then to be reimbursed for certain third party costs on motion pictures controlled by us and to be indemnified for loss costs or damages arising from the conduct of business on our behalf if approved by us.

In addition, we license distribution rights to pictures controlled by us to our affiliate, Seven Arts Pictures Louisiana LLC (“SAPLA”) which performs distribution services for our motion pictures.  All fees payable to SAPLA are subject to the agreements with Mr. Hoffman and his affiliates described above.  See Risk Factors- Relating to Our Business and Certain Related Transaction.  Finally upon commencement of business of our production and post-production facility in New Orleans, Louisiana, SAPLA and an affiliate, Seven Arts Filmed Entertainment Louisiana LLC (“SAFE LA”) will be the lessee of those facilities and under the Inter-Group Agreement all profits of SAFE LA if any will be returned to us under the agreements with Mr. Hoffman and his affiliates.  See Certain Related Transactions for further detail and discussion of all transactions with affiliates.

We have and exercise the right to control through our management all material decisions of all affiliates controlled by Mr. Hoffman to the extent such decisions have any material effect on our  results of operations.

Our failure to repay obligations under the Arrowhead Loan and Cheyne Loan has resulted in the loss of control of assets that we pledged and could result in the loss of our Chief Executive Officer’s beneficial interest in our ordinary shares and ownership of these assets.

Seven Arts Future Flow I (“SFF”), a limited liability company owned by SAP Inc., one of our  affiliates and a company controlled by Mr. Hoffman, obtained financing from the Arrowhead Target Fund, Ltd. (“Arrowhead”) of approximately $8,300,000 (the “Arrowhead Loan”).  The Group secured the Arrowhead Loan with liens on 12 motion pictures that generated revenues of $820,026 in the Fiscal Year Ended June 30, 2009, $2,739,800 in the Fiscal Year ended March 31, 2008 and $544,478 in the three month Period Ended June 30, 2008.  The Arrowhead Loan had been recorded in our audited financial statements as an $8,300,000 liability as of June 30, 2008.  Although the loan is secured by certain assets of SFF, the Group is not required to repay the Arrowhead Loan from any of our other assets or revenues.  We made certain representation regarding ownership of these twelve motion pictures and agreed to continue to license these twelve motion pictures, collect money received therefrom and to deposit such collections in a designated bank account.

The Arrowhead Loan was due on February 15, 2009, and SFF did not pay the outstanding principal and interest due thereon.  Arrowhead had the right to foreclose on the pledged film assets, but has not done so. SFF has, however, received a default notice to that effect, and, as a result, Arrowhead is now collecting directly all sums receivable from us with respect to these motion pictures, and has appointed a new servicing agent for these motion pictures, with the result that we no longer control the licensing of these motion pictures.  Failure to repay or refinance the Arrowhead Loan could result in a material disposition of assets through the loss of our rights to twelve motion pictures and related loss of revenues in amounts that are difficult to predict.  Arrowhead continues to have the right to foreclose on the twelve motion pictures, which are Asylum, The Hustler, I’ll Sleep When I’m Dead, Johnny Mnemonic, Never Talk to Strangers, No Good Deed, Popstar, Red Riding Hood, Shattered Image, A Shot At Glory, Stander, and Supercross.  As a result of the foregoing, we have removed all investment in and receivables relating to the twelve motion pictures pledged to Arrowhead as assets and have removed all limited recourse indebtedness related to these motion pictures as liabilities from our consolidated balance sheet for the fiscal year ended June 30, 2009.

Arrowhead has made a claim against us by reason of certain monies our affiliates have collected from distribution of these motion pictures and not paid to Arrowhead based on our interpretation of the transactional contracts.  We have fully accrued in the attached consolidated financial statements the amount that management believes is our potential liability regarding these collections.  Arrowhead has now commenced an action against us, Mr. Hoffman and certain of our affiliates seeking approximately $1,200,000 related to revenues returned by us under our interpretation of the transaction contracts for what we have reserved and are seeking an additional $7,100,000 representing claims for breach of fiduciary duty, breach of contract and misrepresentation, for what we have not reserved.  We believe we have no obligation to guarantee SFF’s financial performance under the loan agreement and Arrowhead has not made that assertion in this proceeding.  We cannot at this time predict the ultimate outcome of this claim, if any, and it could have a material adverse effect on our business, financial condition and results of operations. See Management’s Discussion and Analysis of Results and Operation - Legal Proceedings.

We also obtained financing of an aggregate of approximately $7,500,000 from Arrowhead Consulting Group LLC (“ACG”) for $1,000,000 and Cheyne Specialty Finance Fund, Ltd (“Cheyne”) for $6,500,000 ("Cheyne Loan") at a rate of interest of 19% and 18% per annum, respectively.  SAP Inc., one of our affiliates, which is controlled by Mr. Hoffman, our Chief Executive Officer, secured the ACG Loan and the Cheyne Loan with 1,607,000 of our ordinary shares beneficially owned by Mr. Hoffman, and we secured the ACG Loan and the Cheyne Loan with liens on six motion pictures that generated cumulative revenues of approximately $2,326,078 over the fiscal years ended June 30, 2009 and March 31, 2008 and the three month period ended June 30, 2008, plus a second position security interest in the motion pictures pledged under the Arrowhead Loan.  The Cheyne Loan matured on September 30, 2007.  A subsidiary of ours acquired the debt from then due to Cheyne, a sum of approximately $6,500,000, on or about April 2008, and received an assignment from Cheyne of their senior secured position on the film assets, including Cheyne’s subordination agreement with ACG. Management believes that the 1,607,000 pledged shares were released, and the pledged shares were not passed on to the $1,000,000 subordinated noteholder, ACG.

ACG has demanded payment of the ACG Loan of $1,000,000 and has filed suit therefore.  See Management’s Discussion and Analysis of Results and Operations – Legal Proceedings.  Failure to prevail in this litigation or to repay or refinance the ACG Loan could result in the loss of our rights to six motion pictures.  In addition, our Chief Executive Officer, through his interest in SAP Inc., could lose his equity position in our Group.  The Group has fully accrued for the liability plus the related interest.

We face substantial capital requirements and financial risks.

Our business requires substantial investments of capital.  The production, acquisition and distribution of motion pictures require a significant amount of capital. A significant amount of time may elapse between our expenditure of funds and the receipt of commercial revenues or tax credits derived from the production of our motion pictures.  This time lapse requires us to fund a significant portion of our capital requirements from various financing sources.  We cannot be certain that we can continue to successfully implement these financing arrangements or that we will not be subject to substantial financial risks relating to the production, acquisition, completion and release of future motion pictures.  We currently employ a variety of structuring techniques, including debt or equity financing, in efforts to achieve our investment objectives.  We cannot be certain that we will be able to negotiate structures that accomplish our objectives.  We intend to increase (through internal growth or acquisition) our production slate or our production budgets, and, if we do, we will be required to increase overhead and/or make larger up-front payments to talent and, consequently, bear greater financial risks.  Any of the foregoing could have a material adverse effect on our business, results of operations and financial condition.

The costs of producing and marketing feature films have steadily increased and may further increase in the future, making it more difficult for a film to generate a profit.  The costs of producing and marketing feature films have generally increased in recent years.  These costs may continue to increase in the future, which may make it more difficult for our films to generate a profit or compete against other films.  Historically, production costs and marketing costs have risen at a higher rate than increases in either the number of domestic admissions to movie theaters or admission ticket prices.  A continuation of this trend would leave us more dependent on other media, such as home video, television, international markets and new media for revenue, which may not be sufficient to offset an increase in the cost of motion picture production.  If we cannot successfully exploit these other media, it could have a material adverse effect on our business, results of operations and financial condition.

Budget overruns may adversely affect our business.  Our business model requires that we be efficient in the production of our motion pictures.  Actual motion picture production costs often exceed their budgets, sometimes significantly.  The production, completion and distribution of motion pictures are subject to a number of uncertainties, including delays and increased expenditures due to creative differences among key cast members and other key creative personnel or other disruptions or events beyond our control.  Risks such as death or disability of star performers, technical complications with special effects or other aspects of production, shortages of necessary equipment, damage to film negatives, master tapes and recordings or adverse weather conditions may cause cost overruns and delay or frustrate completion of a production.  If a motion picture incurs substantial budget overruns, we may have to seek additional financing from outside sources to complete production, which may not be available on suitable terms.  We cannot assure you that such financing on terms acceptable to us will be available, and the lack of such financing could have a material adverse effect on our business, results of operations and financial condition.

In addition, if a motion picture production incurs substantial budget overruns, we cannot assure you that we will recoup these costs, which could have a material adverse effect on our business, results of operations and financial condition.  Increased costs incurred with respect to a particular film may result in any such film not being ready for release at the intended time and the postponement to a potentially less favorable time, all of which could cause a decline in box office performance, and, thus, the overall financial success of such film.  Budget overruns could also prevent a picture from being completed or released.  Although none of these events has occurred to us to date, any of the foregoing could have a material adverse effect on our business, results of operations and financial condition.

A substantial number of our motion pictures did not generate enough revenue to satisfy financing obligations related to those motion pictures, and our future motion pictures may not generate enough revenue to satisfy obligations entered into to finance their production.

We have obtained financing for most of our motion pictures and secured those financings with the assets from those and other motion pictures.  If we are unable to generate sufficient revenues to repay those obligations under the terms of the financings, we lose those motion picture assets and any future revenues that we could derive from those assets.  As noted, the revenues of the 12 and 6 motion pictures securing the Arrowhead Loan and the ACG Loan, respectively, have not met our estimates, and, as a result, we have not been able to repay those loans in the periods set out in those loans.  If we are unable to amend the terms of those loans or satisfy them otherwise, we could lose those motion picture assets.

Additionally, our net revenues from a certain tax advantaged transaction after accounting for expenses for that transaction were not sufficient to enable us to satisfy a £1,000,000 convertible debenture loan from Trafalgar Capital Special Investment Fund (“Trafalgar”) that came due on June 30, 2009, which we had expected to repay from that funding source even though that funding source was not pledged to repay the Trafalgar loan.  As a result, we defaulted on a payment of £1,000,000 plus interest to Trafalgar Capital Special Investment Fund in June 2009. On September 2, 2009 the Group repaid Trafalgar $1,000,000 (about £698,934) as a partial payment against this loan, with the remaining balance subject to repayment in cash or convertible to the ordinary shares of the Group at the conversion terms as agreed between Trafalgar and the Group. On June 22, 2010 an amended agreement was entered into with Trafalgar for an extension of the due date of the convertible debentures to December 31, 2010, and the Group agreed to issue 340,000 ordinary shares to settle a portion of the debt. Trafalgar agreed to reduce the loan amount from the proceeds it received from selling the 340,000 ordinary shares The transaction was consummated subsequent to the date of the financial statements and all 340,000 had been sold through the market by December 31, 2010. Subsequent to June 30, 2010, a further amended agreement was entered into with Trafalgar for an extension of the due date of the convertible debentures to March 31, 2011, and the Group agreed to issue 425,000 ordinary shares to settle a portion of the debt (see subsequent events note 22). Trafalgar agreed to reduce the loan amount from the proceeds it received from selling the 425,000 ordinary shares. The balance outstanding on the loan after sale of these 425,000 shares is expected to be approximately $225,000. The per-share value is determined as the amount recovered by Trafalgar on sale thereof in the market and Trafalgar may “put” these shares to us at £1.00 per share on April 30, 2011 if not sold.  We intend to pay the balance of the sum due to Trafalgar by similar conversion of our shares.

We entered into two senior financing loan and security agreements with Palm Finance Corp (“Palm”) to finance the production costs of The Pool Boys, Autopsy and Nine Miles Down dated May 7, 2007 and December 17, 2007.  These loans are secured by the revenues to be collected from these motion pictures.  The revenues so far collected have been insufficient to repay the majority of these loans, primarily as result of management’s decision to delay the release of these films.  We have entered into a forbearance agreement with Palm extending the due date of these loans to December 31, 2011.  The original principal amounts of the Palm loan for The Pool Boys and Autopsy are $ 5,250,000 including a $500,000 accrued interest, and for Nine Miles Down was $4,000,000 including a $750,000 accrued interest.

On August 27, 2007, we borrowed $1,650,000 from Blue Rider Financial (“Blue Rider”) to pay for the domestic prints and advertising costs for the motion picture Deal (“Blue Rider Loan”) and arranged that the revenues due from Metro-Goldwyn-Mayer Studios Inc. (“MGM”) to us for the distribution of that motion picture be assigned to Blue Rider Financial as partial security for that loan.  To date the revenues paid to us from MGM have not yet been sufficient to repay the Blue Rider Loan.  We have therefore entered into an accommodation agreement with Blue Rider to redeem the loan due for $2,200,000, less approximately $812,000 of collections that have been received by Blue Rider to date from MGM.  We expect this indebtedness will be repaid from proceeds due from MGM on or before December 31, 2011.

We cannot assure you that a failure to repay these obligations will not make the terms of future financings more onerous or prohibitive.  We also cannot assure you that our estimates of revenues from motion pictures securing any other current or future financings will be accurate, and that we will be able to satisfy those financings with the revenues from the motion pictures securing those financings.  The loss of motion picture or other assets as a result of any such default would adversely affect our business.

Our revenues and results of operations may fluctuate significantly.

Revenues and results of operations are difficult to predict and depend on a variety of factors.  Our revenues and results of operations depend significantly upon the performance of the motion pictures that we license for distribution, which we cannot predict with certainty.  Accordingly, our revenues and results of operations may fluctuate significantly from period to period, and the results of any one period may not be indicative of the results for any future periods.  Furthermore, largely as a result of these predictive difficulties, we may not be able to achieve analysts’ projected earnings.  Revisions to projected earnings could cause investors to lose confidence in us, which in turn could materially and adversely affect our business, our financial condition and the market value of our securities.

Accounting practices used in our industry may accentuate fluctuations in operating results.  In addition to the cyclical nature of the entertainment industry, industry accounting practices may accentuate fluctuations in our operating results.  While such fluctuations have not occurred to date, we may in the future experience such fluctuations due to industry-wide accounting practices.  In accordance with IFRS and industry practice, we amortize film and television programming costs using the “individual-film-forecast” method, whereby these costs are amortized and participations and residuals costs are accrued in the proportion that current year’s revenue bears to management’s estimate of ultimate revenue at the beginning of the current year expected to be recognized from the exploitation, exhibition or sale of the films.  The great majority of a film's costs (80% or more) are generally amortized within three years of the picture's initial release.

Ultimate revenue includes estimates over a period not to exceed ten years following the date of initial release.  Film costs are stated at the lower of amortized cost or the film’s estimated fair value.  Individual film costs are reviewed on a title-by-title basis, when an event or change in circumstances indicates that the fair value of a film is less than its unamortized cost.  The fair value of the film is determined using management’s future revenue and cost estimates and a discounted cash flow approach.  Additional amortization is recorded in the amount by which the unamortized costs exceed the estimated fair value of the film.  Estimates of future revenue involve measurement uncertainty and it is therefore possible that reductions in the carrying value of investment in films may be required as a consequence of changes in management’s future revenue estimates.

We depend on a limited number of projects, and the loss or failure of a major project could have a material adverse effect on our business.  Our revenue is generated from a limited number of films, principally Autopsy, Nine Miles Down, Deal, Noise, Drunkboat, and Night of the Demons.  Films that we develop, finance, or license for distribution vary due to the opportunities available to us and to targeted audience response, both of which are unpredictable and subject to change.  The loss or failure of a major project could have a material adverse effect on our results of operations and financial condition as well as on the market price of our securities.  We cannot assure you that any project we undertake or participate in will be successful.

We rely upon pre-sales, advances and guarantees.

We attempt to minimize some of the financial risks normally associated with motion picture production by obtaining, at various stages prior to release of our motion pictures, advances and guarantees from distributors in exchange for distribution rights to such pictures in particular territories.  Advances and guarantees paid by a distributor for distribution rights to a film generally represent a minimum purchase price for such rights.  While advances and guarantees reduce some of the financial risk of our motion pictures, they do not assure the profitability of our motion pictures or our Group's operations and, it may also result in our receiving lower revenues with respect to successful films.  We believe that international “pre-sales” have become increasingly difficult to obtain resulting in fewer “pre-sales” with lower minimum guarantees, and this situation may continue for the indefinite future.  As the international marketplace demands increasingly costly motion pictures, we cannot be certain that the amount of advances and guarantees which we anticipate generating on a given film project will exceed our cost of producing such motion picture.

In today's rapidly changing and competitive marketplace for motion pictures, it is possible that the amount of such advances and guarantees alone, after payment of our operating expenses, even if greater than our direct cost of producing a specific film, will not be sufficient to provide us with a significant return on our invested capital.  Should we incur higher than expected overhead or production expenses, that amount may not be sufficient to provide a return of all or substantially all of our invested capital.  To the extent that we do not produce one or more films that generate overages for us, there may be a material adverse effect upon our Group and the potential for returns on, and even the return of, our capital.

We rely on tax preference and tax credit transactions for a substantial portion of our revenues and recovery of film costs.

We have received substantial monies as revenues where relevant producer’s contracts are in place, and recovery of investments in motion picture production and distribution costs from tax preference and tax credit transactions in the United States and other countries, which transactions have provided between 25% to 50% of film production costs on our pictures (approximately $1,000,000 to $3,500,000 per film).  We cannot be certain that such revenues and cost recoveries will be available to us in future periods.  These benefits accrue pursuant principally by means of statutes in Louisiana, the United Kingdom, Canada and Hungary, which could be repealed or amended based on general income tax considerations or political changes. We are aware of no such changes proposed or threatened at the present time.

We have a limited operating history.

Our predecessor was formed in 1992, and later transferred all its motion picture assets to SAP Inc. in October, 2002. SAP Inc. acquired control of our Group in September 2004 by a transfer of all its motion picture rights to Seven Arts Filmed Entertainment Limited, our wholly owned subsidiary.  Although our predecessors have a more extensive operating history, our Group began operations in its current form and business strategy in October, 2004. As a result, investors will have only a limited period of motion picture operations to evaluate our performance.

We currently lack a credit facility.

We do not have any credit facility with respect to financing production of our motion pictures (Although we do have a line of credit available to our affiliate, SAPLA, to finish the restoration of the post-production facility at 807, Esplanade, New Orleans).  We have primarily depended upon financing arrangements tied to specific motion pictures for the funding of our productions.  Given the tightening of credit markets, we are seeking to establish a credit facility to provide us with more flexibility in the funding of our productions or operations.  We cannot assure you that we can secure a credit facility or that, if we secure a credit facility, the terms will be favorable to us.  Without a credit facility, we will not have the same flexibility with our financing arrangements as some of our competitors and will need to continue to rely upon financing arrangements tied to specific motion pictures for the funding of our productions.

We face risks from doing business internationally.

We distribute motion pictures outside the United States through third-party licensees and derive revenues from these sources.  As a result, our business is subject to certain risks inherent in international business, many of which are beyond our control. These risks include:

●	laws and policies affecting trade, investment and taxes, including laws and policies relating to the repatriation of funds and withholding taxes, and changes in these laws,

●	changes in local regulatory requirements, including restrictions on content,

●	differing cultural tastes and attitudes,

●	differing degrees of protection for intellectual property,

●	financial instability and increased market concentration of buyers in foreign television markets, including in European pay television markets,

●	the instability of foreign economies and governments and

●	war and acts of terrorism.

Events or developments related to these and other risks associated with international trade could adversely affect our revenues from non-U.S. sources, which could have a material adverse effect on our business, financial condition and results of operations.

Amendments to current laws and regulations governing our operations could have a material adverse impact on our business.

Our operations are subject to substantial government regulation, particularly regulations governing the use of tax credits granted during film production in Louisiana, the United Kingdom, Canada and Hungary.  We receive a substantial portion of the financing for our motion picture production from tax credits and other tax-preferred financings.  Amendments to current laws and regulations governing these tax credits or other aspects of our business, including intellectual property and censorship laws, could increase our costs of operations, reduce our revenues, jeopardize the ownership of certain assets or increase the cost of financing our motion pictures.  Tax regulations, intellectual property laws or other rules and regulations affecting our business may be changed in a manner which may adversely affect us and our ability to operate our business plan.

The production of a larger budget motion picture may adversely affect our operating results.

Historically, we have primarily produced motion pictures with budgets of between $2 million and $15 million.  We may occasionally produce a motion picture with a larger budget of between $30 million and $50 million.  To produce such a motion picture, we believe that we will need to co-produce such motion pictures with major studios and ensure a studio-wide release and a commitment to cover P&A costs or with one or more other independent production companies.  To date, we have not produced or co-produced a motion picture with a budget in that range.  We cannot assure you that we can successfully produce and distribute motion pictures in that budgetary range, that we can find a major studio to co-produce such motion pictures or that we can secure a studio-wide release or a commitment from a studio to cover P&A costs.

Risks Relating to the Motion Picture Industry

Our success depends on the commercial success of motion pictures, which is unpredictable.  Operating in the motion picture industry involves a substantial degree of risk.  Each motion picture is an individual artistic work, and inherently unpredictable audience reactions primarily determine commercial success.  Generally, the popularity of our motion pictures depends on many factors, including public reception, the formats of their initial releases, for example, theatrical or direct-to-video, the actors and other key talent, their genre and their specific subject matter.  The commercial success of our motion pictures also depends upon the quality and acceptance of motion pictures that our competitors release into the marketplace at or near the same time, critical reviews, the availability of alternative forms of entertainment and leisure activities, general economic conditions and other tangible and intangible factors, many of which we do not control and all of which may change.  We cannot predict the future effects of these factors with certainty, any of which factors could have a material adverse effect on our business, results of operations and financial condition.

In addition, because a motion picture’s performance in ancillary markets, such as home video and pay and free television, is often directly related to its box office performance or television ratings, poor box office results or poor television ratings may negatively affect future revenue streams.  Our success will depend on the experience and judgment of our management to select and develop new investment and production opportunities.  We cannot assure you that our motion pictures will obtain favorable reviews or ratings, or that our motion pictures will perform well at the box office or in ancillary markets.  The failure to achieve any of the foregoing could have a material adverse effect on our business, results of operations and financial condition.

Changes in the United States, global or regional economic conditions could adversely affect the profitability of our business.  The current severe decrease in economic activity in the United States or in other regions of the world in which we do business could adversely affect demand for our films, thus reducing our revenue and earnings.  A decline in economic conditions could reduce performance of our theatrical, television and home entertainment releases.  In addition, an increase in consumer costs generally, or consumer costs in a particular sector of the entertainment industry, could result in a shift in consumer demand away from the entertainment we offer, which could also adversely affect our revenues and, at the same time, increase our costs.

Distributors’ failure to promote our programs may adversely affect our business.  Licensed distributors’ decisions regarding the timing of release and promotional support of our motion pictures and related products are important in determining the success of these pictures and products.  We do not control the timing and manner in which our licensed distributors distribute our motion pictures.  Any decision by those distributors not to distribute or promote one of our motion pictures or related products or to promote our competitors’ motion pictures or related products to a greater extent than they promote ours could have a material adverse effect on our business, results of operations and financial condition.

We could be adversely affected by strikes, potential strikes or other union job actions.  We directly or indirectly depend upon highly specialized union members who are essential to the production of motion pictures.  A strike by, or a lockout of, one or more of the unions that provide personnel essential to the production of motion pictures could delay or halt our ongoing production activities.  In November 2007, the members of the Writer’s Guild of America went on strike, and a new agreement was not approved until February 2008.  Additionally, the Directors Guild of America and Screen Actors Guild (“SAG”) collective bargaining agreements expired in 2008.  An agreement has now been reached with the Directors Guild and SAG.  A SAG or other union strike or action, depending on the length of time, could cause a delay or interruption in our production and release of new motion pictures, which could have a material adverse effect on our business, results of operations and financial condition.

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

We face substantial competition in all aspects of our business.

We are smaller and less diversified than many of our competitors.  As an independent distributor and producer, we constantly compete with major U.S. and international studios and independent producers and distributors.  Most of the major U.S. studios are part of large diversified corporate groups with a variety of other operations, including television networks and cable channels, which can provide both the means of distributing their products and stable sources of earnings that may allow them better to offset fluctuations in the financial performance of their motion picture operations.  In addition, the major studios and larger independent producers and distributors have more resources with which to compete for ideas, storylines and scripts created by third parties as well as for actors, directors and other personnel required for production.  The resources of the major studios and larger independent producers and distributors may also give them an advantage in acquiring other businesses or assets, including film libraries, that we might also be interested in acquiring.  Our inability to compete successfully could have a material adverse effect on our business, results of operations and financial condition.

The motion picture industry is highly competitive and at times may create an oversupply of motion pictures in the market.  The number of motion pictures released by our competitors may create an oversupply of product in the market, reduce our share of box office receipts and make it more difficult for our films to succeed commercially.  Oversupply may become most pronounced during peak release times, such as school holidays and national holidays, when theater attendance is expected to be highest.  For this reason, and because of our more limited production and advertising budgets, generally provided by third party distributors, we typically do not release our films during peak release times, which may also reduce our potential revenues for a particular release.  Moreover, we cannot guarantee that we can release all of our films when they are otherwise scheduled.  In addition to production or other delays that might cause us to alter our release schedule, a change in the schedule of a major studio may force us to alter the release date of a film because we cannot always compete with a major studio’s larger promotion campaign.  Any such change could adversely impact a film’s financial performance.  In addition, if we cannot change our schedule after such a change by a major studio because we are too close to the release date, the major studio’s release and its typically larger promotion budget may adversely impact the financial performance of our film.  The foregoing could have a material adverse effect on our business, results of operations and financial condition.

The limited supply of motion picture screens compounds this product oversupply problem.  Currently, a substantial majority of the motion picture screens in the United States typically are committed at any one time to only ten to fifteen films distributed nationally by major studio distributors.  In addition, as a result of changes in the theatrical exhibition industry, including reorganizations and consolidations and the fact that major studio releases occupy more screens, the number of screens available to us when we want to release a picture may decrease.  If the number of motion picture screens decreases, box office receipts, and the correlating future revenue streams, such as from home video and pay and free television, of our motion pictures may also decrease, which could have a material adverse effect on our business, results of operations and financial condition.

DVD sales have been declining, which may adversely affect our growth prospects and results of operations.

Several factors, including weakening economic conditions, the deteriorating financial condition of major retailers, the maturation of the DVD format, increasing competition for consumer discretionary spending and leisure time, piracy and increased competition for retailer shelf space, are contributing to an industry-wide decline in DVD sales both domestically and internationally.  The high definition format war between the HD DVD and Blu-ray formats ended in February 2008 with Toshiba Corporation’s announcement of its decision to discontinue its HD DVD businesses; however, reduced consumer discretionary spending in a challenging economic environment, may slow widespread adoption of the Blu-ray format or lead consumers to forego adopting a high definition DVD format altogether, which would adversely affect DVD sales. DVD sales also may be negatively affected as consumers increasingly shift from consuming physical entertainment products to digital forms of entertainment.  The motion picture industry faces a challenge in managing the transition from physical to electronic formats in a manner that continues to support the current DVD business and its relationships with large retail customers and yet meets the growing consumer demand for delivery of motion pictures in a variety of electronic formats.  We cannot assure you that home video wholesale prices can be maintained at current levels, due to aggressive retail pricing, digital competition and other factors.  In addition, in the event of a protracted economic downturn, reduced consumer discretionary spending could lead to further declines in DVD sales. A decline in DVD sales may have a disproportionate effect on us and our results of operations as a number of our releases only have a limited theatrical release or are released direct-to-DVD.

We must successfully respond to rapid technological changes and alternative forms of delivery or storage to remain competitive.

Advances in technologies or alternative methods of product delivery or storage or certain changes in consumer behavior driven by these or other technologies and methods of delivery and storage could have a negative effect on our business.  Examples of such advances in technologies include video-on-demand, new video formats and downloading and streaming from the internet.  An increase in video-on-demand could decrease home video rentals.  Similarly, further increases in the use of portable digital devices that allow users to view content of their own choosing while avoiding traditional commercial advertisements could adversely affect our revenues.  Other larger entertainment distribution companies will have larger budgets to exploit these growing trends.  We cannot predict how we will financially participate in the exploitation of our motion pictures through these emerging technologies or whether we have the right to do so for certain of our library titles.  If we cannot successfully exploit these and other emerging technologies, it could have a material adverse effect on our business, results of operations and financial condition.

Protecting and defending against intellectual property claims may have a material adverse effect on our business.

Our ability to compete depends, in part, upon successful protection of our intellectual property.  We do not have the financial resources to protect our rights to the same extent as major studios.  We are not a member of the Motion Picture Association of America (“MPAA”) as are the major studios and as a result we cannot rely on MPAA resources to prevent piracy and copyright infringements.  We attempt to protect proprietary and intellectual property rights to our productions through available copyright and trademark laws and licensing and distribution arrangements with reputable international companies in specific territories and media for limited durations.  Despite these precautions, existing copyright and trademark laws afford only limited practical protection in certain countries.  We also distribute our products in other countries in which there is no copyright or trademark protection.  As a result, it may be possible for unauthorized third parties to copy and distribute our productions or certain portions or applications of our intended productions, which could have a material adverse effect on our business, results of operations and financial condition.

Litigation may also be necessary in the future to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement or invalidity.  Any such litigation could result in substantial costs and the diversion of resources and could have a material adverse effect on our business, results of operations and financial condition.  We cannot assure you that infringement or invalidity claims will not materially adversely affect our business, results of operations and financial condition.  Regardless of the validity or the success of the assertion of these claims, we could incur significant costs and diversion of resources in enforcing our intellectual property rights or in defending against such claims, which could have a material adverse effect on our business, results of operations and financial condition.

Others may assert intellectual property infringement claims against us.

One of the risks of the film production business is the possibility that others may claim that our productions and production techniques misappropriate or infringe the intellectual property rights of third parties with respect to their previously developed films, stories, characters, other entertainment or intellectual property.  We may receive in the future claims of infringement or misappropriation of other parties’ proprietary rights, although we have had to date been served with only one such claim which was settled on favorable terms.  Any such assertions or claims may materially adversely affect our business, financial condition or results of operations.  Irrespective of the validity or the successful assertion of such claims, we could incur significant costs and diversion of resources in defending against them, which could have a material adverse effect on our business, financial condition or results of operations.  If any claims or actions are asserted against us, we may seek to settle such claim by obtaining a license from the plaintiff covering the disputed intellectual property rights.  We cannot assure you, however, that under such circumstances a license, or any other form of settlement, would be available on reasonable terms or at all.

Our business involves risks of liability claims for media content, which could adversely affect our business, results of operations and financial condition.

As a licensor of media content, we may face potential liability for:

●	defamation,

●	invasion of privacy,

●	negligence,

●	copyright or trademark infringement (as discussed above), and

●	other claims based on the nature and content of the materials distributed.

These types of claims have been brought, sometimes successfully, against producers and licensors of media content. Any imposition of liability that is not covered by insurance or is in excess of insurance coverage could have a material adverse effect on our business, results of operations, and financial condition.

Piracy of motion pictures, including digital and internet piracy, may reduce the gross receipts from the exploitation of our films.

Motion picture piracy is extensive in many parts of the world and is made easier by technological advances and the conversion of motion pictures into digital formats.  This trend facilitates the creation, transmission and sharing of high quality unauthorized copies of motion pictures in theatrical release, on videotapes and DVDs, from pay-per-view through set top boxes and other devices and through unlicensed broadcasts on free television and the internet.  The proliferation of unauthorized copies of these products has had and will likely continue to have an adverse effect on our business, because these unauthorized pirated copies reduce the revenue we receive from our products.  Additionally, to contain this problem, we may have to implement elaborate and costly security and anti-piracy measures, which could result in significant expenses and losses of revenue.  We cannot assure you that even the highest levels of security and anti-piracy measures will prevent piracy.

In particular, unauthorized copying and piracy are prevalent in countries outside of the United States, Canada and Western Europe, whose legal systems may make it difficult for us to enforce our intellectual property rights.  While the U.S. government has publicly considered implementing trade sanctions against specific countries that, in its opinion, do not make appropriate efforts to prevent copyright infringements of U.S. produced motion pictures, we cannot assure you that any such sanctions will be enacted or, if enacted, will be effective.  In addition, if enacted, such sanctions could impact the amount of revenue that we realize from the international exploitation of motion pictures.  If no embargoes or sanctions are enacted, or if other measures are not taken, we may lose revenue as a result of motion picture piracy.

There is a potential for disputes and litigation in the motion picture business.

There are risks of disputes and litigation with financiers, competitors, putative rights owners, unions, producers and other talent, and with distributors.  We cannot assure you that we will prevail in the event of any disputes or litigation.  We have failed to prevail in an arbitration regarding 9 ½ Weeks II, which could result in payment by us of as much as approximately $900,000 of which $800,000 was accrued by Seven Arts as of June 30, 2010 with the balance guaranteed to be paid by  an affiliate.  This arbitration result was made by default in a proceeding involving a motion picture not produced by us and related to legal fees assessed against us.  The difference in our accrual and the accruals claimed by the claimant in their proceeding related to interest accrued on the arbitration award prior to the date we were held responsible for the award.

Risks Relating to the Group’s Shares

We have not paid dividends to date and do not intend to pay any dividends in the near future.

We have never paid dividends on our common stock and presently intend to retain any future earnings to finance the operations of our business. You may never receive any dividends on our shares.

The exercise of stock options, the conversion of redeemable debentures, or preference shares or the later sales of our common stock may further dilute your shares of common stock.

We have 247,500 stock options that have not been exercised, issued redeemable debentures convertible into a maximum of 1,400,000 shares.  The due balance remaining on the Trafalgar debenture is convertible into approximately 650,000 shares at the current trading price of our shares of common stock, representing payment of the remaining balances of the Trafalgar debentures at the median price on the date of this document.  The balance of the Trafalgar debenture may be paid in cash but, if not, can be converted at the volume weighted average price of our common stock on the date of conversion.  The conversion is only at the option of the Group.

Our Board of Directors is authorized to sell additional ordinary shares or securities convertible into common stock, if in their discretion they determine that such action would be beneficial to us.  Any such issuance below the offering price of the common stock in this prospectus would dilute the interest of persons acquiring shares of common stock in this offering.

Our articles and by-laws provide indemnification for officers, directors and employees.

Our governing instruments provide that officers, directors, employees and other agents and their affiliates shall only be liable to our Group for losses, judgments, liabilities and expenses that result from the negligence, misconduct, fraud or other breach of fiduciary obligations.  Thus certain alleged errors or omissions might not be actionable by us.  The governing instruments also provide that, under the broadest circumstances allowed under law, we must indemnify our officers, directors, employees and other agents and their affiliates for losses, judgments, liabilities, expenses and amounts paid in settlement of any claims sustained by them in connection with our Group, including liabilities under applicable securities laws.

The trustees of the Seven Arts Employee Benefit Trust may exercise its discretion to our detriment.

The trustees of the Seven Arts Employee Benefit Trust own approximately 1,333,333 of our shares of common stock as at January 2011 and have the power to dispose of those shares for the benefit of the beneficiaries of the Employee Benefit Trust.  Exercise of such power to sell our shares could adversely affect the market for our shares on NASDAQ or could result in acquisition of such shares by third parties, who may seek control of our assets.

Our share price may be volatile, and you may not be able to sell your ordinary shares at or above the public offering price.

The stock market in general, and the market for motion picture stocks in particular, has experienced extreme price and volume fluctuations.  These broad market and industry fluctuations may adversely affect the market price of our ordinary shares, irrespective of our actual operating performance.  Additional factors which could influence the market price of our ordinary shares include statements and claims made by us and other participants in our industry and public officials.  The public offering price for the ordinary shares may not be above that which will subsequently prevail in the market.

If large amounts of our shares held by existing shareholders are sold in the future, the market price of our ordinary shares could decline.

The market price of our ordinary shares could fall substantially if our existing shareholders or existing creditors who levy on or convert into one ordinary share sell large amounts of our ordinary shares in the public market following this offering.  These sales, or the possibility that these sales may occur, could also make it more difficult for us to sell equity or equity-related securities if we need to do so in the future to address then-existing financing needs.  U.S. federal securities laws requiring the registration or exemption from registration in connection with the sale of securities limit the number of ordinary shares available for sale in the public market.  In addition, lock-up agreements that restrict us, our directors and officers and certain of our existing shareholders from selling or otherwise disposing of any ordinary shares for a period of 180 days after the date of this prospectus without the prior written consent of the underwriters’ representative also restrict sales of our ordinary shares.  The underwriters’ representative may, however, in its sole discretion and without notice, release all or any portion of the ordinary shares from the restrictions in the lock-up agreements.

ITEM 4. INFORMATION ON THE GROUP

4.A. History and Development of the Group

Introduction
Seven Arts’ executive offices are located at:
38 Hertford Street
London W1J 7SG
UK
Telephone: (44 20) 3006 8222
Facsimile: (323) 372-3790
Website: www.7artspictures.com
Email: info@7artspictures.com

1801 Century Park East, Suite 1830
Los Angeles, CA 90067
USA
Telephone: (323) 372-3080
Facsimile: (323) 372-3088
Website: www.7artspictures.com
Email: info@7artspictures.com
The contact person is: Peter M. Hoffman, CEO.

Seven Arts' Fiscal Year ends June 30.

The Group’s ordinary shares have traded in the past five years on several different markets.  Starting in February of 2009, Seven Arts’ shares have been quoted on the NASDAQ Capital Market under the symbol “SAPX”.  Starting in March of 2008 and continuing until February 12, 2009, the Group’s shares had been quoted on the Over-the-Counter Bulletin Board under the symbol “SAPxf”.  The Group’s ordinary shares traded on the Alternative Investment Market in London, England from September 2004 until February 2007 under the symbol “SAPP”.  Ordinary shares of the Group were listed on the PLUS Market in London, England starting in April 2007 under the symbol “SAPP”.  The Group notified its shareholders of the decision to de-list the Group’s ordinary shares from the PLUS Market on February 25, 2009 and this de-listing was approved by the shareholders at an extraordinary general meeting on March 16, 2009 and the de-listing was effective on March 24, 2009.

The authorized capital of Seven Arts consists of 102,636,800 ordinary shares par value of £0.25 each, 13,184,000 deferred shares of £0.45 each and 6,000,000 convertible redeemable preference shares of £1.00 each.
According to the Group’s register on June 30, 2010, there were 7,477,300 ordinary shares of £0.25 each, and 13,184,000 deferred shares of £0.45 each.  The Group issued 400,000 ordinary shares to the Seven Arts Employee Benefit Trust on May 25, 2010 on conversion of 500,000 convertible preference shares acquired from Armadillo Investments Ltd on October 30, 2008.  See Exhibit 18. 100,000 shares were issued to Eden Finance to cover loan, interest and fees in April 2010 and in addition 10,000 share options were converted to 50,000 ordinary shares in error in December, 2009 by a former employee.  SAP Inc. has promised to remit 40,000 of their shares until the error can be corrected.  This amount has been booked as a contra asset under share premium, which is a deduction from shareholders’ equity.

Incorporation and Name Changes

The Group was incorporated as Glasgow Park Investments PLC on August 24, 2001, under the English Group Act of 1985.  Pursuant to a resolution passed at a meeting of the shareholders of the Group that was held on September 11, 2001, the Group changed its name from Glasgow Park Investments PLC to The Cabouchon Collection PLC.  Pursuant to a resolution passed at a meeting of the shareholders of the Group that was held on November 6, 2003, the name of the Group was changed to Cabouchon PLC.  Pursuant to a resolution passed at a meeting of the shareholders of the Group that was held on 2 September 2004, the name of the Group was changed to Seven Arts Pictures PLC, at the time all motion picture business assets of Seven Arts Pictures Inc. were transferred to a subsidiary of the Group (Seven Arts Filmed Entertainment Limited) pursuant to an Asset Transfer Agreement in exchange for ordinary shares of the Group.  Documents concerning the Group which are referred to herein may be inspected during regular hour at the Group's Los Angeles affiliate office located at 6121 Sunset Blvd., Suite 512, Los Angeles, CA 90028 U.S.A.

On June 11, 2010, our shareholders approved the sale of all of our assets, underlying the ordinary shares of our subsidiaries to a newly formed Nevada corporation, Seven Arts Entertainment Inc. (“SAE”), which will be the new holding company for all operations described herein subject to a proposed registration.. Management believes that the registration of the Group’s membership on NASDAQ and issuance of ordinary shares of SAE is expected to be completed in early 2011.  We do not believe that this reincorporation will have any material effect on the Group’s business or operation, except that all the assets and liabilities of Seven Arts Pictures plc (including ownership of all subsidiaries) will be transferred to SAE, and shareholders of PLC will receive one share of common stock of SAE for each ordinary share of PLC they owned.

Financings

During the year ended March 31, 2005, we issued

(A) £3,000,000, of convertible debt to Langley Park Investment Trust PLC (“Langley”) in return for 3,000,000 ordinary shares in Langley valued at approximately $5,204,000, and

(B) approximately £3,000,000 of convertible redeemable preference shares to Armadillo Investments plc (“Armadillo”) in return for 3,000,000 ordinary shares from Armadillo, valued at $5,669,000.

We received actual cash in fiscal year 2005 of approximately $2,232,000 through the sale of ordinary shares of Armadillo Investments plc (approximately $1,302,000) and Langley Park Investment Trust PLC, (approximately $930,000).  The amounts that we received from the sale of a portion of our Armadillo shares and all of our Langley shares were substantially less than the stated value of the debenture and preference shares.

Langley converted £1,250,000 of its convertible debenture (£1,250,000 or approximately $1,875,000) into 1,000,000 ordinary shares on March 15, 2007.  The remaining convertible debt due to Langley is £1,750,000 (or approximately $3,432,450) as of the date of this document.

The convertible redeemable preference shares held by Armadillo were acquired by the Seven Arts Employee Benefit Trust (“Trust”) on October 30, 2008, and 2,500,000 of the preference shares were converted into 2,000,000 of Seven Arts Pictures Plc ordinary shares on November 20, 2008.  The remaining 500,000 preference shares were converted into 400,000 ordinary shares on June 30, 2010.  The convertible preference shares were originally issued at a value of £3,000,000 (approximately $4,500,000).  All the foregoing conversions were based on conversion at 25 pence (approximately $0.375) for each ordinary share issued.

On December 2008, the Seven Arts Employee Benefit Trust acquired 3,000,000 of our convertible Preference Shares from Armadillo Investments Plc (“Armadillo”) for £1,500,000, to be paid in three equal installments of £500,000 and the return to Armadillo of 1,600,000 ordinary shares of Armadillo, valued at £800,000, for an aggregate purchase price of £2,300,000.  The agreed upon purchase price was to be loaned to the EBT by the Group valued at a nominal interest rate and to date the Group have advanced £500,000 as the first of the three equal installments, together with the 1,600,000 ordinary shares of Armadillo, valued at £800,000 in the Group’s books, to the EBT, which has paid them over to Armadillo.  The Group has guaranteed the EBT’s remaining debt of £1,000,000 representing second and third installments, but has not yet advanced these amounts.  The EBT has repaid £231,681 ($346,641) of the £1,300,000 in the year ended June 30, 2010 by transferring ordinary shares owned by EBT to creditors of the Group.  The Group charged interest $46,827 to EBT during the Year Ended June 30, 2009, and the Group reduced interest charged to the EBT in prior years in the amount of $178,904.  The total balance due from the EBT to the Group as at June 30, 2010 amounted to £1,181,724, which was a result of initial debt due from the EBT of £1,300,000 less repayments £231,681 plus interest at 5.5% £113,405 for 586 days. Subject to the year ended June 30, 2010, the EBT has transferred or sold 884,667 ordinary shares of the Group it owned and returned the proceeds to the Group in part settlement of the loan.  The EBT loan balance after such transfers was reduced to approximately £680,000.

Seven Arts Future Flow I (“SFF”), a limited liability Group owned by SAP Inc., one of our affiliates and a Group that is owned by Peter Hoffman, our Chief Executive Officer, obtained financing of $8,300,000 (the "Arrowhead Loan") from Arrowhead Target Fund Ltd. ("Arrowhead") in February 2006, at an interest rate of 15% per annum.  Although the loan is secured by certain assets of Seven Arts Future Flows I, LLC, we are not required to repay the Arrowhead Loan from any of our other assets or revenues.

The specific film assets which secure the Arrowhead Loan were our distribution rights in the following motion pictures: Asylum, Stander, I’ll Sleep When I’m Dead, No Good Deed, Supercross, Popstar, Red Riding Hood, Johnny Mnemonic, Shattered Image, Never Talk to Strangers, The Hustle, and A Shot at Glory.

Our estimates of the amount of time it would take to repay the Arrowhead Loan from the proceeds of the film assets securing the loan have not been met.  The Arrowhead Loan matured on February 15, 2009, and was then due in full. SFF received a default notice from Arrowhead to that effect, and as a result Arrowhead is now collecting directly all sums receivable by us with respect to these motion pictures and has appointed a new servicing agent for these motion pictures, with the result that we no longer control the licensing of these motion pictures.  As a result of the foregoing, we have removed all investment and receivables related to the twelve motion pictures pledged to Arrowhead as assets and have removed all limited recourse indebtedness relating to these motion pictures as a liability.

Arrowhead has now commenced an action against us, Mr. Hoffman and certain of our affiliates seeking approximately $1,200,000 related to proceeds from distribution of the film assets received and retained by us under our interpretation of the transaction contracts for what we have reserved and are seeking an additional $7,100,000 representing claims for breach of fiduciary duty, breach of contract and misrepresentation for what we have not received.  We believe we have no obligation to guarantee SFF’s financial performance under the loan agreement and Arrowhead has not made that assertion in this proceeding. We cannot at this time predict the ultimate outcome of this claim, if any, and it could have a material adverse effect on our business, financial condition and results of operations. See Legal Proceedings.

We borrowed an aggregate of $7,500,000 from (i) Arrowhead Consulting Group LLC (“ACG”) for $1,000,000 (“ACG Loan”) and (ii) Cheyne Specialty Finance Fund L.P. (“Cheyne”) for $6,500,000 (“Cheyne Loan”) in December 2006, secured by certain of our motion picture assets.  The ACG Loan and Cheyne Loan bear interest at 19% and 18% per annum, respectively.  The Cheyne Loan matured on April 2008, and a subsidiary acquired the Cheyne Loan plus interest thereon for $6,500,000, and obtained an assignment of their senior position and subordination agreement with Arrowhead.  The remaining ACG Loan of $1,000,000 is now due.  Our estimates of the amount of time it would take to repay the ACG Loan from the proceeds of the film assets securing the loan have not been met.  In October 2008, we received a notice of default from ACG in connection with this loan.  The ACG Loan is secured by Noise, Deal, Pool Hall Prophets, Boo, A Broken Life, and Mirror Wars and a second position security interest in the motion pictures listed above which are pledged to Arrowhead.  ACG has now filed suit to collect the ACG Loan. See Legal Proceedings.

On October 15, 2008 the Group borrowed £1,000,000 from Trafalgar Capital Special Investment Fund (“Trafalgar”). A portion of this loan the Group advanced to the EBT for it to use as the first installment for the acquisition of all the Preference Shares owned by Armadillo.  On September 2, 2009 the Group repaid Trafalgar $1,000,000 (about £698,934) as a partial payment against this loan, with the remaining balance subject to repayment in cash or convertible to the ordinary shares of the Group at the conversion terms as agreed between Trafalgar and the Group. On June 22, 2010 an amended agreement was entered into with Trafalgar for an extension of the due date of the convertible debentures to December 31, 2010, and the Group agreed to issue 340,000 ordinary shares to settle a portion of the debt. Trafalgar agreed to reduce the loan amount from the proceeds it received from selling the 340,000 ordinary shares The transaction was consummated subsequent to the date of the financial statements. Subsequent to June 30, 2010, a further amended agreement was entered into with Trafalgar for an extension of the due date of the convertible debentures to March 31, 2011, and the Group agreed to issue 425,000 ordinary shares to settle a portion of the debt (see subsequent events note 22). Trafalgar agreed to reduce the loan amount from the proceeds it receives from selling the 425,000 ordinary shares. The balance outstanding on the loan after sale of these 425,000 shares is expected to be approximately $225,000. The per-share value is determined as the amount recovered by Trafalgar on sale thereof in the market and Trafalgar may “put” these shares to us at £1.00 per share on April 30, 2011 if not sold.  We intend to pay the balance of the sum due to Trafalgar by similar conversion of our shares.

The Group has entered into two senior financing loan and security agreements with Palm Finance Corp (“Palm”) to finance the production costs of The Pool Boys, Autopsy and Nine Miles Down dated May 7, 2007 and December 17, 2007.  These loans are secured by the revenues to be collected from these motion pictures.  The revenues so far collected have been insufficient to repay the majority of these loans, primarily as result of management’s decision to delay the release of these films.  We have entered into an agreement with Palm extending the due date of these loans to December 31, 2011.  The original principal amount of the Palm loan for The Pool Boys and Autopsy are $5,250,000 including $500,000 accrued interest, and for Nine Miles Down was $4,000,000 including $750,000 accrued interest.

The Group has also entered into a new financing agreement with Palm in November, 2010 to refinance the existing indebtedness secured by our production and post production facility in New Orleans, Louisiana under which Palm has acquired the existing credit facility of $3,700,000 plus accrued interest of our affiliate SAP LA for $1,000,000 and agreed to advance an additional $1,850,000 to complete renovation and construction of this facility.  Palm’s advance and interest at the rate of 15% per annum are due and payable within five years and are secured by the property at 807 Esplanade Avenue in New Orleans (“Property”) and Louisiana film infrastructure and historical rehabilitation credits, as well as Federal historical rehabilitation credits (“Credits”) associated with the Property.  See Our Business – Production.

On August 27, 2007, we borrowed $1,650,000 from Blue Rider Financial (“Blue Rider”) to pay for the domestic prints and advertising costs for the motion picture Deal (“Blue Rider Loan”) and arranged that the revenues due from Metro-Goldwyn-Mayer Studios Inc. (“MGM”) to us for the distribution of that motion picture be assigned to Blue Rider Financial as partial security for that loan.  To date the revenues paid to us from MGM have not been sufficient to repay the Blue Rider Loan.  We have therefore entered into an accommodation agreement with Blue Rider to redeem the loan due for $2,200,000, less approximately $812,000 of collections that have been received by Blue Rider to date from MGM.  We expect this indebtedness will be repaid from proceeds due from MGM on or before December 31, 2011.

In August 2010 the Group issued convertible debentures for $300,000 to be converted into the ordinary stock at the Group’s choice.  The deal was extended in December 2010 to $470,000 debentures with a market  value of $1.10/share of the stock on the date of issuance). The conversion price is at $0.80 per share with a conversion date 120 days after the issue date. Interest is chargeable at 15% per annum.

In May and June 2010 the Group issued $150,000 of its convertible notes and additional $50,000 in September 2010 to Asher Enterprises which are due on or before March and June 2011 and which are convertible into the Group’s ordinary stock at a discount to the volume weighted average price of the Group’s ordinary shares on conversion with certain reset provisions. The notes were all converted by December 31, 2010.

The Group has entered into an agreement with BRG Investments, LLC (“BRG”), an affiliate of Fletcher Asset Management, for the investment by BRG of up to $30,000,000 in preferred stock of Seven Arts and the formation of a joint venture (“Venture”) to, among other things, produce and distribute motion pictures and make investments. Under the terms of the agreement, and upon the satisfaction of certain conditions, BRG will contribute cash and other property valued at $10,000,000 to the Venture and will transfer to Seven Arts interests initially representing 17.5% of the Venture.  In exchange, Seven Arts will issue to BRG $1,750,000 of its newly created Series A Cumulative Convertible Preferred Stock (“Seven Arts Preferred”), convertible into common stock of Seven Arts at $1.176 per share, subject to adjustments provided in the transaction’s documents.  The Seven Arts Entertainment Preferred will bear dividends at the rate of 12% per annum payable in additional Seven Arts common shares under specified conditions.  BRG may elect to make additional capital available to the Venture.

BRG may acquire up to an additional $28,250,000 of convertible preferred stock of Seven Arts Entertainment Inc., (“SAE”), (a newly formed Nevada company which became a wholly owned subsidiary of the Group effective  January 27, 2011), for additional interests in the Venture. The Group may elect to pay cash for any tendered interest in the Venture in lieu of issuance of additional convertible preferred stock in SAE to acquire the additional interest in the venture.

The conditions to closing of the initial acquisition of convertible preferred stock and the initial expected film investments include completion of the asset transfer agreement between PLC and SAE,, which occurred on January 27, 2011, board approvals and continuing correctness of Seven Arts’ warranties.

The Venture is intended to expand the worldwide distribution and licensing opportunities for Seven Arts' films as well as provide a springboard to bring in-development Seven Arts projects to completion and for theatrical release in 2011.

The purpose of the Venture includes the production and distribution of motion pictures, which may include those developed by Seven Arts.  The Venture designates four Seven Arts motion pictures as potential projects for the Venture, including Seven Arts’ current completed films, The Pool Boys and Nine Miles Down, and Seven Arts’ projects in development Neuromancer and The Winter Queen.  Additionally, Seven Arts expects to handle the worldwide licensing of the Venture projects.  All investment and other decisions on behalf of the Venture will be made by a Board of Managers designated by BRG.

Concurrently with the execution of the investment agreement, Fletcher International Ltd., an affiliate of BRG, has acquired approximately 440,000 ordinary shares of Seven Arts Pictures plc at the five-day weighted average trading price on NASDAQ through December 30, 2010, or about $.83 per share.  These shares were bought from the EBT and the funds the EBT received were paid back to the Group in part settlement of the Group loan to the EBT.

The conditions to closing of the initial investment under the investment agreement include completion of the asset transfer and issuance of new common stock of Seven Arts Entertainment to the existing shareholders of Seven Arts, conclusion of certain regulatory matters, board approvals and continuing correctness of Seven Arts warranties.  Seven Arts expects the Venture will be formed and closing will occur in early 2011.

Management believes that, as a result of the proceeds derived from a proposed offering, the Fletcher deal and based on historical revenues generated from the licensing of the distribution rights on our motion pictures, we will have sufficient working capital to operate for the next twelve months.  In particular,

(a) the indebtedness to Palm will be satisfied by the Fletcher deal ,
(b) the indebtedness to Trafalgar from future conversion of our common shares and
(c) the indebtedness to Blue Rider from the distribution revenues due from MGM on the motion picture Deal.

We currently borrow funds for the financing of each of our motion pictures from several banks and other production lenders. There can be no assurances given that the Group will be able to borrow funds to finance our motion pictures in the future. We are currently seeking a revolving credit facility for the financing of our future motion picture productions.  Our cash flow is derived from license fees earned from the delivery and distribution of our motion pictures in the United States and territories around the world.

4.B.  Business Overview

SAP Inc. was incorporated in Nevada in October 2002 and acquired control of the Group in September 2004 through an Asset Transfer Agreement under which SAP Inc. transferred all its motion picture assets to a subsidiary of Group for ordinary share of the Group.  The predecessor Group to SAP Inc. was CineVisions, a California corporation founded in 1992, and Seven Arts Pictures Limited (“SAPL”), a UK corporation, which was founded in 2000 by Chief Executive Officer and Director Peter Hoffman.  Both were created respectively to produce and distribute independent motion pictures, and to provide consulting and financing services within the industry.  Upon formation of Seven Arts, motion picture assets previously held by CineVisions and SAPL, including interests in 18 completed films (including the Fireworks Pictures included below) and expenditures on projects in development were transferred to the Group.

Between 1996 and 1998, CineVisions successfully produced and distributed four motion pictures, including:

Table 6A: Films Produced and Distributed from 1996-1998*

Film Title	Budget	Talent
Johnny Mnemonic	$24.5M	Cast: Keanu Reeves, Dolph Lundgren, Ice T Director: Robert Longo Writer: William Gibson
Never Talk To Strangers	$11.7M	Cast: Rebecca De Mornay, Antonio Banderas, Dennis Miller Director: Sir Peter Hall
9 1/2 Weeks II	$12M	Cast: Mickey Rourke, Angie Everhart Director: Anne Goursaud
Shattered Image	$7.25M	Cast: Anne Parillaud, William Baldwin Director: Raul Ruiz Producer: Barbet Schroeder, Lloyd Silverman

*Ownership interests in these films were transferred to SAP Inc. on October 1, 2002.  All interest in 9 ½ Weeks II was transferred by court order (under appeal) to a rights owner.

On or about September 1998, SAPL entered into a joint venture agreement for the production and distribution of motion pictures with Fireworks Pictures, Inc. ("Fireworks") a subsidiary of CanWest Global Entertainment, Inc., a large diversified Canadian media Group with interests in broadcasting and newspapers.  Pursuant to that joint venture, Fireworks and SAPL have produced or acquired and distributed 11 motion pictures (the "Fireworks Pictures"), including certain motion pictures described below.  SAPL's interest in the Fireworks Pictures (but no liability) and all of the CineVisions pictures were transferred to the Group in September 2004, pursuant to an Asset Transfer Agreement with a subsidiary of the Group in exchange for the Group's ordinary shares.

Through SAPL, Mr. Hoffman successfully produced and acquired the following films with Fireworks:

Table 6B: Films Produced and Acquired by SAPL and Fireworks1, 2

1 See "Risk Factors" on Fireworks litigation.

2 SAPL ownership interests in these films were transferred to SAP Inc. on October 1, 2002, and to Seven Arts in September 2004.

Film Title	Budget	Talent
Onegin	$15.0M	Cast: Ralph Fiennes, Liv Tyler Director: Martha Fiennes Writer: Michael Ignatieff, Peter Eitedgui
The Believer (3)	$3.0M	Cast: Ryan Gosling, Billy Zane Writer/Director: Henry Bean
American Rhapsody	$3.5M	Cast: Nastassja Kinski, Tony Goldwyn, Scarlett Johansson Writer/Director: Eva Gardos
Cletis Tout	$15.0M	Cast: Christian Slater, Tim Allen, Portia DeRossi, Richard Dreyfuss Director: Chris Ver Weil
Interstate 60	$10.0M	Cast: James Marsden, Kurt Russell, Amy Smart, Gary Oldman Director: Bob Gale Writer: Chris Ver Weil

Through SAPL, Mr. Hoffman co-financed three additional motion pictures in conjunction with Fireworks and Paramount.  These pictures include:

Table 6C: Films Produced and Acquired by SAPL 1 and Fireworks 2

1 SAPL ownership interests in these films were transferred to SAP Inc. on October 1, 2002, and to Seven Arts in September 2004.

2 See "Risk Factors" on Fireworks litigation.

Film Title	Budget	Talent
Rules of Engagement	$52.0M	Cast: Tommy Lee Jones, Samuel Jackson Director: William Friedkin Writer: Stephan Gagan, James Webb
Rat Race	$55.0M	Cast: Cuba Gooding Jr., Rowan Atkinson Director: Jerry Zucker
Hardball	$47.0M	Cast: Keanu Reeves Writer/Director: Brian Robbins

Completed Films.

In total the Group and its predecessors have produced or acquired interest in the 33 feature films to date described below in Table 8, exclusive of the Fireworks Pictures.  The Group owns (directly or through grants of all rights in perpetuity) the copyright to each picture designated as "CR" in Table 8 and for all other pictures in Table 8 own the distribution rights for at least all territories outside the United States and Canada for no less than 15 years.

Production.

Since 1996, we and our predecessors have developed, financed, produced, and licensed 16 motion pictures, primarily with budgets in range of $2 million to $15 million, for domestic and international markets.  Most of our pictures have either received only limited theatrical releases or were released directly to post-theatrical markets, primarily DVD.  We may produce the occasional higher cost motion picture (production budgets of $30 - $50 million), and if we do so, we will most likely choose to co-produce any such project with a major studio if they guarantee a studio-wide release and provide a commitment to cover a portion or all of P&A costs or with one or more other independent production companies.  The number of pictures that we are able to produce and the size of the budget of those films depend upon the funds available to us.

We receive between 50 and 100 submissions of potential film projects or completed films every year, which generally include a "package" of a screenplay and certain talent elements (e.g. producer, director and cast).  In certain limited cases, we will arrange for the creation of a screenplay and the "packaging" of creative elements.  We commission independent production budgets of certain projects to evaluate the project's suitability for production or distribution.  The pictures we produce are selected according to several key criteria formulated to maximize the profit potential of our films, including the potential to license the worldwide distribution rights to the film for an amount greater than the projected production budget (e.g. a minimum profit margin of at least 20%), the potential for the film to be widely accepted as a “quality” or “good” film, whether the key creative talent, including directors and two most prominent cast members, are likely to be both responsible and artistically gifted in creating the motion picture.  There are no "rules" or specific strategic limitations on our choice of motion pictures to produce.  The decision to move forward with a project is our Chief Executive Officer’s decision based on highly subjective factors.  However, we believe that the vast experience of our management team is critical to this decision-making process.  We will, however, only consider a motion picture with a production cost in excess of $15,000,000 if we are able to manage the risks of production through “pre-sales” or equity contribution to production of that picture.

In 2007, Seven Arts Pictures Louisiana LLC (“SAPLA”), a subsidiary of SAP Inc., acquired real property in New Orleans, Louisiana, which they are in the process of developing as a production and post production facility for motion pictures in Louisiana.  Over the past five years, Louisiana has become a popular destination for the production of motion pictures due to very favorable tax incentives.  Since 2005, we have produced five motion pictures under the Louisiana Motion Picture Incentive Act (the “Louisiana Incentives”), which provides substantial transferable tax credits for film production activities in Louisiana accredited to us whether we produce or acquire a motion picture.  The Louisiana Incentives provide generally that the producer will receive both a 25% (now 30%) transferable investment tax credit on all film expenditures on Louisiana vendors and a 10% (now 5%) transferable labor tax credit on all expenditures for labor performed in Louisiana by Louisiana residents.  We generally obtain loans during production of a motion picture in Louisiana secured by these tax credits after a “pre-certification” by the Louisiana Film Office that the applicable motion picture qualifies for the Louisiana Incentives.  We are then able to transfer these tax credits at a discount to third parties upon completion of the motion picture, audit by independent accountants of the applicable expenditures and “certification” by the Louisiana Film Office of tax credits payable based on the audited expenditures.  We use the proceeds from the transfer of the tax credits to third parties to repay the loan secured by the tax credits, at which time the lender releases its security interest in the tax credits.

We are able to obtain similar refundable (but not transferable) tax credits arising from film production expenditures in the United Kingdom, Canada, Ireland, Italy and Hungary which offer refundable tax credits for production expenditures in each of their territories.

We expect the post production facility in Louisiana will open for operation by May 31, 2011. When completed, we anticipate that this facility will be leased to our motion picture productions in Louisiana and to other motion picture productions produced by unrelated parties.  In accordance with the Inter-Group Agreements any and all such engagements with the Group will provide no profit to our affiliates and we will pay only out of pocket costs incurred by our affiliates with no mark-up. SAPLA secured a credit facility in the aggregate principal amount of $3,700,000, which has been used to acquire and begin the improvements on the property.  This credit facility carries an annual interest rate of 2% plus the Prime Rate as published in The Wall Street Journal.  We have guaranteed the amounts that SAPLA borrows under this facility and no additional consideration is provided for this guarantee beyond the existing agreement between SAPLA and us.

We have also entered into a new financing agreement with Palm in November, 2010 to refinance the existing indebtedness secured by our production and post production facility in New Orleans, Louisiana under which Palm has acquired the existing credit facility of $3,700,000 plus accrued interest of our affiliate SAPLA for $1,000,000 and agreed to advance an additional $1,800,000 to complete renovation and construction of this facility.  Palm’s advance and interest at the rate of 15% per annum are due and payable within five years and are secured by the property at 807 Esplanade Avenue in New Orleans (“Property”) and Louisiana film infrastructure and historical rehabilitation credits, as well as Federal historical rehabilitation credits (“Credits”) associated with the Property. See Our Business – Production.

We do not anticipate the use of any material amount of our working capital to complete and operate this facility, and we expect to realize substantial film production, film infrastructure, historic rehabilitation and other state and federal tax credits and other tax incentives from the acquisition, renovation, and operation of this property as a post production facility.  In particular SAPLA anticipates approximately $4,000,000 in Louisiana Film Infrastructure tax credits, $3,000,000 in Louisiana State Rehabilitation tax credits and $3,000,000 in Federal Historic Preservation tax credits will be available from expenditures in connection with our facility.

Distribution.

We license distribution rights in our motion pictures in the United States and in most foreign territories prior to and during the production or upon the acquisition of rights to distribute a picture.  We share in the commissions generated by the sales of the pictures.  Sale of a license to distribute a motion picture prior to its delivery is termed a “pre-sale” and may occur at any time during the development and production process.  In a typical license agreement, we license a picture to a distributor before it is produced or completed for an advance from the licensee, which advance is recoverable by the distributor from our share of the revenues generated by the distribution of the picture in the licensee’s territory, after deduction of the distributor’s expenses and distributor fee.  The advance usually is in the form of a cash deposit plus a letter of credit or “bank letter” for the balance payable 10-20% on execution (i.e., the cash deposit) and the balance on delivery (i.e., the letter of credit or “bank letter”).  The license grants the distributor the right to the post-theatrical release of the picture in all or certain media in their territory for a predetermined time period.  After this time, the distribution rights revert back to us and we are then free to re-license the picture.  The license specifies that the distributor is entitled to recoup its advance from the revenue generated by the release of the picture in all markets in its territory, as well as its release costs and distribution fees.  After the distributor has recouped its advance, costs, and fees, any remaining revenue is shared with us according to a predetermined formula.  This is known as an “overage” and can be a significant source of revenue for us from successful films.  However, a film’s poor reception in one market does not preclude it from achieving success in another market and generating significant additional revenue for us in the form of an “overage” in that territory.  In all of our licensing arrangements, we retain ownership of our films and maintain our control of each copyright.  We intend to continue the practice of retaining underlying rights to our film projects in order to continue to build our motion picture library to license or sell in the future.

Finance.

We create a separate finance plan for each motion picture we produce.  Accordingly, the sources of the funds for production of each motion picture vary according to each finance plan.  We utilize financing based on state and foreign country tax credits (e.g. Louisiana, United Kingdom and Hungary) and direct subsidies), "mezzanine" or "gap" funds, which are senior to our equity, and senior secured financing with commercial banks or private lenders, together in certain cases with a limited investment from us, which is customarily less than 10% of the production budget.  Since each finance plan is unique to each motion picture, we cannot generalize as to the amount we will utilize any of these sources of funds for a particular motion picture.  We generally obtain some advances or guarantees prior to commitment to production of a motion picture project, but those amounts may not be substantial on smaller budgeted motion picture (e.g., under $10,000,000), and in certain cases we have committed to production with an insubstantial amount of advances and guarantees.  Unless we can manage the risks of production through the use of these financing techniques, we will not likely commit to production of larger budget motion pictures (e.g., over $15,000,000), and we have never in the past committed to such productions, without substantial advances or guarantees from third-party distributors, or the equivalent in "non-recourse" financings.

Plan of Operations

Source of Funds for Fiscal Years Ended June 30, 2010, and 2009 and Fiscal Years Ended March 31, 2008 and 2007.
Seven Arts’ primary source of funds since incorporation has been funds provided from the distribution of films, loans secured by the Group's motion pictures, tax credits, third party investments and tax preferred investments in the Group’s motion pictures, and the proceeds of the sale of redeemable convertible preferred stock and debentures.  See Exhibits 4 and 5 attached hereto.

Use of Funds for Fiscal Years Ended June 30, 2010 and 2009 three month period ended June 30, 2008, and Fiscal Years Ended March 31, 2008.
In each of the last four Fiscal Years and or period, Seven Arts has expended between $2,500,000 and $4,000,000 on general /administrative expenses, which principally include salaries, payroll taxes, rents, travel and entertainment, and outside professional fees (legal, audit, sales, and tax advice) and the Group anticipates that it will expend a similar amount in Fiscal Year 2011.  The Group’s major cash outlay in these years has been for the acquisition and production of motion pictures.  In Fiscal Years 2010, 2009 and 2008, Seven Arts expended approximately $2,700,000, $10,000,000 and $17,000,000 (including the three month period ended June 30, 2008), respectively on the acquisition or production of motion pictures.  The Group anticipates expenditure of a larger amount on production and acquisition of motion pictures in Fiscal Year ended June 30, 2011,

Anticipated Changes to Facilities/Employees
The Group's employees and locations are two rented premises in Los Angeles and London and approximately 14 employees and consultants as of June 30, 2010.  Management anticipates no changes to either facilities or employees in the near future.

United States vs. Foreign Film Revenues

	Year ended	Year ended	3 months ended	Year ended
	June 30,	June 30,	June 30,	March 31,
	2010	2009	2008	2008

Europe	$110,285	$563,753	$568,061	$1,726,841
North America	1,714,271	2,278,490	2,086,902	884,936
South America	24,000	173,536	0	222,673
Africa and Middle East	0	100,511	26,447	6,178
Asia	91,942	366,815	86,706	401,580
Australia	34,018	734,804	24,720	23,600

Total	$1,974,516	$4,217,909	$2,792,836	$3,265,808

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

Fee-related Revenues

All fee related revenues for the year ended June 30, 2010 and June 30, 2009 were generated in North America and through related party (as described below).  There were no fee-related revenues for the three month period ended June 30, 2008 and the fiscal year ended March 31, 2008.

Fee related revenues in the fiscal year ended June 30, 2010 consisted of:

a.
$2,650,794 of fee income derived from the Equicap transactions, a structured finance transaction with UK investors who invested in certain third party motion pictures distributed by the Group.  The fee items related to the Equicap transactions were contractually entered with Seven Arts Pictures Louisiana LLC (“SAPLA”), a related party or an affiliate who is acting on behalf of the Group but collected and recorded by the Group under the Group’s agreement with SAPLA as fee income.

b.
Producer's fees of $637,397 resulting from excess tax credits received on Night of the Demons. This item was collected by SAPLA who then paid or will pay it over to the Group under the agreement between the Group and SAPLA.

c.
Producer’s fees income of $1,154,728 resulting from excess tax credits received on American Summer (Pool Boys) and Autopsy. This item will be collected by SAPLA and will be paid over to the Group under the Group’s agreement.

Fee related revenues in the fiscal year ended June 30, 2009 consisted of:

a.
$5,085,679 of net fee income derived from the Zeus transaction, a structured finance transaction with UK investors who invested in certain of the Group’s motion picture and distribution activities. The Zeus transaction resulted in a net benefit to the Group of $16,002,766, of which $10,917,087 has been applied as a reduction in certain of the Group's motion picture costs and the balance has been recorded as fee income. The fee items related to the Zeus transaction were contractually entered with SAPLA, but collected and recorded by the Group under the Group’s agreement with SAPLA.

b.
Tax credit revenues of $928,634 resulting from certain infrastructure expenditures relating to its post-production facilities in Louisiana made by the Group. This item was collected by SAPLA and paid over to the Group

All of the Group's revenues and profits before taxes in each of the four periods are derived from the financing, production and distribution of films.  The net assets of the Group are also considered to relate to the above geographical markets in approximately the same proportion as total revenues.

Regulation of the Motion Picture Industry

A key element in the motion picture industry involves intellectual property law.  In this respect, the Group conducts its business through the control and exploitation of the copyrights and trademarks that may underlie its properties; therefore, domestic and international laws affecting intellectual property have a significant importance to the Group.  Distribution rights to motion pictures are granted legal protection under the copyright laws of the United States and most foreign countries, which laws provide substantial civil and criminal actions for unauthorized duplication and exhibition of motion pictures.  Motion pictures, musical works, sound recordings, art work, still photography and motion picture properties are separate works subject to copyright under most copyright laws, including the United States Copyright Act of 1976, as amended (the "Copyright Act").  Under the Copyright Act, motion pictures are allowed a copyright term of 95 years.

The Group currently takes appropriate and reasonable measures to secure, protect and maintain certain agreements to secure, protect and maintain copyright protection for all Group pictures under the laws of applicable jurisdictions; however, there can be no assurance that such measures will adequately protect the Group's properties, or that enforcement of its rights will not be financially prohibitive.  Management is aware of reports of extensive unauthorized misappropriation of video rights to motion pictures, which may include the Group's motion pictures.  Further, the Group is aware of reports of outright "pirating" of video properties, especially outside of the United States where enforcement of copyright laws is more difficult, if not impossible.

The Code and Ratings Administration of the MPAA (Motion Picture Association of America), an industry trade association, assigns ratings indicating age-group suitability for theatrical distribution of motion pictures.  The Group will follow the practice of submitting its motion pictures for such ratings.  A substantial number of the Group's films may be rated "R" by the MPAA, which means that children under certain ages may, under rules enforced by theatrical exhibitors, view the applicable motion picture only if accompanied by an adult.  The Group's general policy is to produce or acquire motion pictures that qualify for a rating no more restrictive than "R."  The NC-17 rating and its acceptance by distributors also presents an uncertainty in the demand for the feature films with this rating, as there is a very limited history of films with this rating.   The Group does not anticipate that any of its films will be rated NC-17.

United States television stations and networks, as well as foreign governments, impose additional restrictions on the content of motion pictures, which may restrict in whole or in part theatrical or television exhibition in particular, territories.  Management's practice will be to produce motion pictures for which there will be no material restrictions on exhibition in any major territories or media.  This practice often requires the production of "cover shots" or different photography and recording of certain scenes for insertion in versions of motion picture exhibited on television or theatrically in certain territories where governmental restrictions are relatively more stringent.  No assurance can be given that current and future restrictions on the content of the Group's motion pictures may not limit or affect the Group's ability to exhibit certain of its pictures in certain territories and media.

Seasonality

Dependency upon Patents/Licenses/Contracts/Processes

During the year ended June 30, 2010, revenue from two major customers approximated $1,020,000 and $518,000, or 52% and 26%, respectively, of film revenues. Accounts receivable due from these two customers approximated $212,000 and $518,000, or 14% and 35%, respectively, of the total accounts receivable at June 30, 2010.

During the year ended June 30, 2009, revenue from three major customers approximated $1,491,000, $634,000 and $501,000, or 35%, 15% and 12%, respectively, of film revenues. Accounts receivable due from these three customers approximated $45,000, $0 and $0, or 3%, 0% and 0%, respectively, of the total accounts receivable at June 30, 2009.

During the three months ended June 30, 2008, revenue from two major customers approximated $1,273,000 and $1,066,000, or 39% and 33%, respectively, of film revenues. There were no accounts receivable due from these customers at June 30, 2008.

During the year ended March 31, 2008, revenue from three major customers approximated $400,000, $325,000 and $300,000, or 14%, 12% and 11%, respectively, of film revenues. Accounts receivable due from these three customers approximated $400,000, $0 and $325,000, or 9%, 0% and 8%, respectively, of the total accounts receivable at March 31, 2008.

During the year ended June 30, 2010, 100% of fee related revenues in the amount of $4,442,919 were generated through  SAPLA, $3,288,191 of which  has been paid to the Group.  Overall receivable due from SAPLA (including SAPLOU Equicap) through the related parties accounts was approximately $2.5 million at June 30, 2010.

During the year ended June 30, 2009, 100% of fee related revenues in the amount of $6,014,313 were generated through and all collected by SAPLA and have been paid to the Group.  Overall receivable due from SAPLA was approximately $928,000 for the infrastructure tax credit on 807 Esplanade at June 30, 2009.

The Group had no other dependency on patents, or licenses, or other industrial, commercial or financial contracts or new manufacturing processes, where such factors are material to the Group’s business or profitability.

Sources/Availability of Raw Materials

N/A

4.C. Organization Structure
The following is the corporate organization chart of Seven Arts and its subsidiaries as of February 23, 2011:

Table 7

Seven Arts Employee Benefit Trust
Public Shareholders
Seven Arts Pictures Inc.* a Nevada corporation jointly owned by Peter and Susan Hoffman
[1,119,000] shares (14.3%)
60%
Seven Arts Pictures Louisiana LLC† a Louisiana limited liability company that acts as a distribution company for the group and owns production and post production facilities in New Orleans, LA
100%
Seven Arts Filmed Entertainment Louisiana LLC† a Louisiana limited liability company which will be lease of our production and post production facility in New Orleans, LA
100%
Seven Arts Future Flows I A Delaware limited liability company owning certain film rights pledged against a Loan from Arrowhead Target Fund, Ltd.
100%
Misc. "Special Purpose" Production LLC's limited liability companies established for individual motion picture productions (All inactive)
Seven Arts Pictures Plc.
An English corporation
Total of 10,589,100 shares outstanding
100%
Seven Arts Entertainment Inc. a Nevada corporation
100%
Cinematic Finance (Equicap) Limited a special Purpose UK private company set up to provide loan financing activities for Equicap Ltd. (Inactive)
100%
Cinematic Finance Limited a special purpose UK private company set up to provide loan financing activities for Zeus Partners LLP (Inactive)
100%
Seven Arts Filmed Entertainment Limited a UK private company established for production and licensing of motion picture rights
100%
Seven Arts Production Services Limited a UK private company established for production services of motion pictures (Inactive)
100%
Misc. UK "Special Purpose" Production Companies UK limited companies established for individual motion picture production (All Inactive)
100%
17 SAFCO's (Inactive)
100%
Seven Arts Filmed Entertainment UK Limited a UK private company formed for funding of the Zeus tax advantaged financing (Inactive)

* Includes 700,000 shares pledged to ApolloMedia

† 40% of this company is pledged to Palm Finance Corp. which is unaffiliated with Mr. Hoffman

4.D. Property, Plant and Equipment

Seven Arts' executive offices are located in rented premises of approximately 3,500 sq. ft. at 1801 Century Park East Suite 1830, Los Angeles, California US 90067 (rented by its affiliate Seven Arts Pictures Inc.) and 38 Hertford Street, London UK W1J 7SG.  Seven Arts and its affiliates began occupying these facilities on about November 2010 (US) and November 2007 (UK).  Monthly rent is approximately $4,000.

In total Seven Arts and its predecessors have produced or acquired interests in the following 33 motion pictures to date described below in Table 8.  Seven Arts owns (directly or through grants of all rights in perpetuity or at least theatrical, video, and television rights) the copyright to each picture designated as "CR" in the table below, which are the pictures produced or co-produced by the Group, and for all other pictures in table below Seven Arts owns all material and distribution rights in the markets in which the Group operates for at least all territories outside the United States and Canada for no less than 15 years, which generally are the motion pictures the Group acquires for distribution only.  Historically, in any financial period a small number of motion pictures have accounted for the vast majority of Seven Arts’ revenues generated from the Group’s motion picture library.

The Group has lost the right to manage twelve motion pictures (designated “+” in the table below) by way of the exercise by the Arrowhead Target Fund of its rights under the Arrowhead Loan described above in “Risk Factors”

Table 8

Title	Talent		Delivery date	First US release	Date Distribution Rights Terminate

American Summer aka	Director:	J.B. Rogers	06/08	Scheduled 3/11	n/a
The Pool Boys (CR)	Cast:	Matthew Lillard
(All Territories)		Efren Ramirez

+Asylum (CR)	Writer:	Patrick Marber	05/04	08/05	n/a
(All Territories)	Director:	David MacKenzie
Ian McKellan
	Cast:	Natasha Richardson

Autopsy (CR)	Director:	Adam Gierasch
(All Territories)	Cast:	Robert Patrick	06/08	01/09	n/a

Back In The Day	Writer:	Michael Raffanello	03/05	05/05	11/11/2019
(All International Territories)	Director:	James Hunter
	Cast:	Ving Rhames
Ja Rule

Boo (1)	Writer/Director:	Anthony C. Ferrante	03/05	10/05	5/14/2008
(All International Territories)	Cast:	Trish Cohen
Happy Mahaney

A Broken Life	Writers:	Neil Coombs, Anna Lee	06/08	09/08	10/26/2026
(All International Territories)		& Grace Kosaka
	Director:	Neil Coombs
	Cast:	Tom Sizemore
Ving Rhames
Grace Kosaka
Saul Rubinek

Captivity	Writer:	Larry Cohen	03/06	07/07	05/10/2008
(All International Territories)	Director:	Roland Joffe
	Cast:	Elisha Cuthbert

Cemetery Gates (1)	Writer:	Brian Patrick O’Tolle	03/05	05/06	04/04/2020
(All International Territories)	Director:	Roy Knyrim
	Cast:	Reggie Bannister

Deal (CR)	Writers:	Gil Cates, Jr.	03/07	04/08	n/a
(All Territories)		& Marc Weinstock
	Director:	Gil Cates, Jr.
	Cast:	Burt Reynolds
Bret Harrison
Shannon Elizabeth
Jennifer Tilly

Drunkboat	Writers:	Bob Meyer &	12/08	not yet scheduled	4/28/2011
(All Territories)		Randy Buescher
	Director:	Bob Meyer
	Cast:	John Malkovich
John Goodman
Dana Delaney

Gettin’ It	Writer/Director:	Nick Gaitatjis	12/06	08/07	04/04/2017
(All Territories)	Cast:	Jessica Canseco
Patrick Censoplano
Cheryl Dent
Sandra Staggs

Hades aka	Director:	Gabriel Bologna	05/09	not yet scheduled	10/26/2027
The Black Waters of Echo Pond	Cast:	Robert Patrick
(All International Territories)		Danielle Harris

+ The Hustle (CR)	Writers:	David Howard	10/02	12/02	n/a
(All Territories except Germany and Canada)		& Michael Capellupo
	Director:	Stuart Cooper
	Cast:	Bobbie Phillips
Robert Wagner

+ I’ll Sleep When I’m Dead (CR) (1)	Writer:	Trevor Preston	06/04	06/04	n/a
	Director:	Mike Hodges
(All International Territories)	Cast:	Clive Owen
Malcolm McDowell
Jonathan Rhys Meyers

+ Johnny Mnemonic (CR)	Writer:	William Gibson	12/94	05/95	n/a
(All Territories)	Director:	Robert Longo
	Cast:	Keanu Reeves
Dolph Lundgren

Knife Edge	Director:	Anthony Hickox	06/08	03/10	03/23/2031
(All Territories)	Cast:	Joan Plowright
Natalie Press

Men Don’t Lie	Director:	Jane Spencer	not yet scheduled	not yet scheduled	n/a
(All Territories)	Cast:	Michael Madsen
Jean-Hughes Anglade

The Mesmerist	Writers:	Ron Marasco	06/02	09/02	n/a
(All International Territories)		& Michael Goorjian
	Director:	Gil Cates, Jr.
	Cast:	Neil Patrick Harris
Jessica Capshaw

Mirror Wars	Writers:	Alex Kustanovich	11/06	07/07	02/03/2011
(All International Territories)		& Oleg Kapanets
	Director:	Vasily Chiginsky
	Cast:	Armand Assante
Malcolm McDowell
Rutger Hauer

+ Never Talk To Strangers	Writers:	Lewis A. Green	09/95	10/95	n/a
(CR) (1)		& Jordan Rush
(All Territories)	Director:	Peter Hall
	Cast:	Antonio Banderas
Rebecca DeMornay

Night of the Demons (CR)	Director:	Adam Gierasch	06/10	not yet scheduled	n/a
(All Territories)	Cast:	Shannon Elizabeth
Edward Furlong
Diora Baird

Nine Miles Down (CR)	Director:	Anthony Waller	06/09	not yet scheduled	n/a
(All Territories)	Cast:	Adrian Paul
Kate Nauta

Noise aka The Rectifier (CR)	Writer/Director:	Henry Bean	03/07	05/08	n/a
(All Territories)	Cast:	Tim Robbins
William Hurt
Bridget Moynahan
William Baldwin

+ No Good Deed (CR)	Writers:	Christopher Canaan	05/02	09/03	n/a
(All Territories)		& Steve Banancik
	Director:	Bob Rafelson
	Cast:	Samuel L. Jackson
Milla Jovovich

Pool Hall Prophets aka	Writer/Director:	Keoni Waxman	09/05	12/05	n/a
Shooting Gallery (CR)	Cast:	Freddie Prinze, Jr.
(All Territories)		Ving Rhames

+ Popstar	Writer:	Timothy Barton	03/05	11/05	10/19/2014
(All International Territories)	Director:	Richard Gabai
	Cast:	Aaron Carter
Alana Austin

Radio Free Albemuth	Writer/Director:	John Alan Simon	06/10	not yet scheduled	01/06/2025
(International Territories)	Cast:	Alanis Morissette

+ Red Riding Hood	Writer:	Timothy Dolan	03/06	06/06	05/02/2015
(All International Territories excl Indonesia, Israel, Japan, Latin American Satellite TV, Mexico, Middle East, Pan Asian Satellite TV, Portugal, Russia, Slovenia/Croatia, Thailand, Turkey)	Director:	Randall Kleiser
	Cast:	Lainie Kazan

+ Shattered Image (CR) (1)	Writer:	Duane Poole	06/98	12/98	n/a
(All Territories)	Director:	Raul Ruiz
	Cast:	William Baldwin
Anne Parillaud

+ A Shot At Glory	Writer:	Denis O’Neill	01/02	05/02	09/30/2016
(All International Territories)	Director:	Michael Corrente
	Cast:	Robert Duvall
Michael Keaton

+ Stander (CR)	Writer:	Bima Stagg	10/03	08/04	n/a
(All Territories)	Director:	Bronwen Hughes
	Cast:	Thomas Jane
Deborah Unger

+ Supercross	Writer:	Ken Solarz	08/05	08/05	05/25/2019
(All International Territories)	Director:	Steve Boyum
	Cast:	Sophia Bush
Steve Howey
Cameron Richardson

The Wedding Chest	Writer:	Ekaterina Tirdatova	03/08	not yet scheduled	10/04/2021
(All International Territories excluding Russia, Germany and France)	Director:	Nurbek Egen
	Cast:	Natasha Regnier
Bolot Tentimyshov

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the Fiscal Years ended June 30 2010 and June 30, 2009, the three months ended June 30, 2008, and the Fiscal Year ended March 31, 2008, should be read in conjunction with the financial statements of the Group attached hereto and the notes thereof.

All references to “we” and “our” refer to the Group and its consolidated subsidiaries.

5.A. Operating Results.

The principal factors that affected our results of operations have been the number of motion pictures delivered in a fiscal period, the distribution rights of motion pictures produced by others acquired in a fiscal period, the choice of motion pictures produced or acquired by us, management’s and talents' execution of the screenplay and production plan for each picture, the distribution and market reactions to the motion pictures once completed, management's ability to obtain financing and to re-negotiate financing on beneficial terms, the performance of our third-party distributors and our ability to take advantage of tax-incentivized financing.  These factors will continue to be, in our opinion, the principal factors affecting future results of operation and our future financial condition.  No particular factor has had a primary or principal effect on our operations and financial condition in the periods discussed below.

Our revenues principally consist of amounts we earned from third-party distributors of its motion pictures.  We recognize revenue from license fees as and when a motion picture is delivered to the territory to which the license relates if we have a contractual commitment and the term of license has begun or upon receipt of a royalty statement or other reliable information from a distributor of the amounts due to us from distribution of that picture.  A motion picture is “delivered” when we have completed all aspects of production and may make playable copies of the motion picture for exhibition in a medium of exhibition such as theatrical, video, or television distribution.

We also recognize revenue beyond an initial license fee from our share of gross receipts on motion pictures which we recognize as revenue when we are notified of the amounts that are due to us. In some fiscal periods, a significant portion of our revenue is derived from sources other than motion picture distribution, including the cancellation of debt and interest income on a financing transaction, but we have not derived any such income in the successive comparative financial periods described below.

We have also benefited significantly from our ability to raise third party film equity investments such as in tax advantaged transactions under which we transfer to third party investor’s tax benefits for motion picture production and distribution.  These types of investments have enabled us to substantially reduce the cost basis of our motion pictures and even to record significant fee-related revenues, particularly in the fiscal years ended June 30, 2009 and June 30, 2010.

We may however lose ownership of and have lost control of certain of our motion pictures due to our inability to repay indebtedness for such monies such as the Arrowhead Loan and the Cheyne Loan as described in Risk Factors – Risks Related To Our Business – Our failure to repay obligations under the Arrowhead and Cheyne Loans has resulted in the loss of control of asset that we pledged.

Fiscal Year Ended June 30, 2010 Compared To Fiscal Year Ended June 30, 2009

Our total revenues decreased from $10,232,223 for the fiscal year ended June 30 2009 to $6,417,435 in the fiscal year ended June 30, 2010.  Revenues derived from the licensing and distribution of motion pictures decreased from $4,217,910 in the previous fiscal year to $1,974,516 in this fiscal year, principally reflecting the recording of certain initial guaranteed contracts on Night of the Demons, as well as ancillary revenues on Deal among others.  The decrease in revenues from the licensing and distribution of motion pictures as compared to the year ended June 30, 2009 was due to the bigger release of Nine Miles Down and significant revenues from Deal and Noise during the year ended June 30, 2009.
Fee-related revenues in the fiscal year ended June 30 2010 derived from:
(i)	$2,650,794 in net fee income derived from a structured film and distribution cost financing with UK investors and
(ii)	additional producer’s fees of $1,792,125 associated with several films produced in Louisiana whereas fee related revenues in the fiscal year ended June 30, 2009 derived from:
(i)
$5,085,679 of net fee income which was the balance left over from $16,002,766 received from the Zeus transaction, a structured film and distribution cost financing with UK investors, the majority of which was applied as a reduction of the costs of the films in which they invested, and

(ii)
$928,634 of tax credit revenues deriving from our receipt of certain infrastructure tax credits from the State of Louisiana as a result of its construction of certain production and post-production facilities in that State.

Amortization of film costs was $1,770,650 in the fiscal year ended June 30, 2010, including an impairment charge of $195,000.  The amortization charge represents approximately 80% of the film revenues recognized from films currently in release.

Other cost of sales fell from $2,103,391 in the prior year to $628,326 in the current period and included certain distribution costs, producers’ costs and other third party payments.  This is relative to the corresponding  reduction in  revenue.

Consequently, the Group recorded a gross profit of $4,018,459 in the twelve month period ended June 30, 2010 compared to a gross profit of $ 5,568,900 in the twelve month period ended June 30, 2009.

General and administrative expenses amounted to $2,619,205 in the fiscal year ended June 30, 2010, compared to $3,582,348 in the fiscal year ended June 30, 2009.  The Group significantly reduced operating expenses during 2010 due to lower revenue levels. External professional fees were significantly reduced by approximately $313,000 including accountants, lawyers and tax advisors as more work was carried out in –house. In addition, there were significant salary reductions of approximately $701.000 in 2010 as vacancies were not replaced. The Group also incurred approximately $216,000 of share-based payment and $250,000 bonus accrual during the year ended June 30, 2009 as compared to no such expenses for the year ended June 30, 2010. The reduction was offset by one-off costs relating to the public offering of $566,000 which had been capitalized at June 30 2009 and expensed during the year ended June 30, 2010.  Management reserved for doubtful accounts of $319,345 during the fiscal year ended June 30, 2010 compared to $542,811 in 2009.

Net interest expense decreased from $2,308,459 in the fiscal year ended June 30, 2009 to $1,705,561 in the most recent fiscal year, reflecting settlement agreements with senior lenders Palm Finance, 120db and Blue Rider on several of our movies plus a partial pay down of the Trafalgar loan during the year.  We also wrote-off interest and charges that were previously charged to the Employee Benefit Trust of approximately $178,000.

We only recorded $150,000 in “other income” in this fiscal year reflecting forgiveness of debt from a settlement agreement reached with Kismet for producer’s fees.  This compares to $5,601,683 in “other income” in the fiscal year ended June 30, 2009, reflecting the net gain realized from removing all investments in and receivables relating to the twelve motion pictures owned by Seven Arts Future Flow I, LLC (“SFF”) which were pledged to secure an $8,300,000 loan made by Arrowhead Target Fund, Ltd. (“Arrowhead”) on a non recourse basis.  Since Arrowhead made the decision to take control of the distribution of these pictures, we have removed both the debt and the related assets from our books, resulting in the gain booked as other income.

We recorded no tax provision in the fiscal year ended June 30, 2010, because we have an excess of tax-loss carry forwards against which we can offset any taxes that might be currently accruable.

As result of the aforementioned results, we recorded a net loss of $475,651 in the period ended June 30, 2010 compared to a profit of $4,736,965 for the fiscal ended June 30, 2009.

Fiscal Year Ended June 30, 2009 Compared To Fiscal Year Ended March 31, 2008

Our total revenues increased from $3,265,808 for the fiscal year ended March 31, 2008 to $10,232,223 in the fiscal year ended June 30, 2009, although revenues derived from the licensing of motion pictures only increased to $4,217,910, principally reflecting the recording of certain initial guaranteed contracts on Nine Miles Down, as well as ancillary revenues on Deal and Noise, among others.  Revenues derived from motion pictures released in prior periods amounted to $4,217,910 in the period ended June 30, 2009 as compared to revenues derived from pictures released in the period ended March 31, 2008 of $3,265,808.  No new pictures were released in the fiscal year ended March, 31, 2008, although three pictures were released in the subsequent quarter ended June 30, 2008.

Fee-related revenues in the fiscal year ended June 30, 2009 derived from (i) $5,085,679 of net fee income received from the Zeus transaction, a structured film and distribution cost financing with UK investors, the majority of which was applied as a reduction of the costs of the films in which they invested, and (ii) $928,634 of tax credit revenues deriving from our receipt of certain infrastructure tax credits from the State of Louisiana as a result of its construction of certain production and post-production facilities in that State.  No such fee-related revenues were received in the fiscal year ended March 31, 2008.

Amortization of film costs was $2,559,932 in the fiscal year ended June 30, 2009, or approximately 66% of the film revenues recognized from films currently in release and included increased amortization of $550,000 taken on a previously released motion picture (Captivity) due to the distribution rights reverting to the producer.. All of our library pictures released before June 30, 2008 have now been written down to a zero carrying value.  Other cost of sales of $2,103,391 included certain distribution costs, producers’ costs and other third part payments.  For the fiscal year ended March 31, 2008 we recorded amortization costs of $490,239 and other costs of $3,597,469, including $1,370,000 expended on the domestic theatrical distribution of the motion picture Deal, and various other third party payments.

General and administrative expenses amounted to $3,582,348 in the fiscal year ended June 30, 2009, compared to $4,015,533 in the fiscal year ended March 31, 2008. Both of these numbers were primarily due to expenses incurred for third party professional consultants, including accountants, lawyers and tax advisors and also reflected significant reserves for litigation-related expenses. Management also set up a reserve for doubtful accounts of $542,811 during the fiscal year ended June 30, 2009.

Net interest paid increased from $206,086 in the fiscal year ended March 31, 2008 to $2,308,459 in the fiscal year ended to June 30, 2009, reflecting significantly higher interest on certain film related loans and corporate debts as well as penalty interest accruals on certain debts, not capitalized to film costs.

Net interest paid increased from $206,086 in the fiscal year ended March 31, 2008 to $2,308,459 in the  year to June 30, 2009, reflecting significantly higher interest on certain film related loans and corporate debts as well as penalty interest accruals on certain debts, not capitalized to film costs.

We recorded $5,601,683 in “other income” in the fiscal year ended June 30, 2009, reflecting the net gain realized from removing all investments in and receivables relating to the twelve motion pictures owned by Seven Arts Future Flow I, LLC (“SFF”) which were pledged to secure an $8,300,000 loan made by Arrowhead Target Fund, Ltd. (“Arrowhead”) on a non recourse basis.  Since Arrowhead made the decision to take control of the distribution of these pictures, we have removed both the debt and the related assets from our books, resulting in the gain booked as other income.

We recorded no tax provision in the fiscal year ended June 30, 2009, because we have an excess of tax-loss carry forwards against which we can offset any taxes that might be currently accruable. In the fiscal year ended March 31, 2008, we reversed $485,634 in deferred tax charges that had been previously provided for on account of the significant losses sustained in that year.

As result of the aforementioned results, we recorded net income of $4,736,965 in the fiscal year ended June 30, 2009 compared to a loss of ($4,557,885) in the fiscal year ended March 31, 2008.

Three Months Ended June 30, 2008

During the three months ended June 30, 2008 film revenues of $2,792,836 were achieved on the following films, Asylum, $0.7million; Autopsy $0.9 million, I’ll Sleep when I m Dead $0.6million and Knife Edge $0.6 million. Amortisation of $781,030 and other cost of sales of $520,541 was charged giving a gross profit of $1,491,265. General and administrative expenses amounted to $711,479. Net interest expense was $423,165. Net profit before taxes of $356,621 was achieved.

5.B. Liquidity and Capital Resources.

During the year ended March 31, 2005, we issued (A) £3,000,000, of convertible debt to Langley Park Investment Trust PLC (“Langley”) in return for 3,000,000 ordinary shares in Langley valued at approximately $5,204,000, and (B) approximately £3,000,000 of convertible redeemable preference shares to Armadillo Investments plc (“Armadillo”) in return for 3,000,000 ordinary shares from Armadillo, valued at $5,669,000.  We received actual cash in fiscal year 2005 of approximately $2,232,000 through the sale of ordinary shares of Armadillo Investments plc (approximately $1,302,000) and Langley Park Investment Trust PLC, (approximately $930,000).  The amounts that we received from the sale of a portion of our Armadillo shares and all of our Langley shares were substantially less than the stated value of the debenture and preference shares.

Langley converted £1,250,000 of its convertible debenture (£1,250,000 or approximately $1,875,000) into 1,000,000 ordinary shares on March 15, 2007.  The remaining convertible debt due to Langley is £1,750,000 (or approximately $2,500,000) as of the date of this annual report.

The convertible redeemable preference shares held by Armadillo were acquired by the Seven Arts Employee Benefit Trust (“Trust”) on October 30, 2008, and 2,500,000 of the preference shares were converted into 2,000,000 of our ordinary shares on November 20, 2008.  The remaining 500,000 preference shares were converted into 400,000 ordinary shares on May 25, 2010.  The convertible preference shares were originally issued at a value of £3,000,000 (approximately $4,500,000).  All the foregoing conversions were based on conversion at 25 pence (approximately $0.375) for each ordinary share issued.

On October 30, 2008, the Seven Arts Employee Benefit Trust acquired 3,000,000 of our convertible Preference Shares from Armadillo Investments Plc (“Armadillo”) for £1,500,000, to be paid in three equal installments of £500,000 and the return to Armadillo of 1,600,000 ordinary shares of Armadillo, valued at £800,000, for an aggregate purchase price of £2,300,000.  The purchase price was to be loaned to the EBT by us at a nominal interest rate and to date we have advanced £500,000 as the first of the installments, together with the 1,600,000 ordinary shares of Armadillo to the EBT, which has paid them over to Armadillo.  These 1,600,000 ordinary shares of Armadillo were all the remaining preferred shares of Armadillo owned by us.  We have guaranteed the remaining £1,000,000 due to Armadillo, but have not made any further advances to EBT, we are currently in default on the second and third payments.  We expect to pay the remaining amount due to Armadillo from the proceeds of a future offering. As at June 30, 2010 the EBT owes us £1,181,724 ($2,001,458) at the balance sheet date’s exchange rate) and this amount has been booked as a contra asset under share premium, which is a deduction from shareholders’ equity.  The EBT will owe us an additional £1,000,000 when we have made good on our obligation.

Seven Arts Future Flow I (“SFF”), a limited liability Group owned by SAP Inc., one of our affiliates and a company that is owned by Peter Hoffman, our Chief Executive Officer, obtained financing of $8,300,000 (the "Arrowhead Loan") from Arrowhead Target Fund Ltd. ("Arrowhead") in February 2006, at an interest rate of 15% per annum. Although the loan is secured by certain assets of Seven Arts Future Flows I, LLC, we are not required to repay the Arrowhead Loan from any of our other assets or revenues.

The specific film assets which secure the Arrowhead Loan were our distribution rights in the following motion pictures: Asylum, Stander, I’ll Sleep When I’m Dead, No Good Deed, Supercross, Popstar, Red Riding Hood, Johnny Mnemonic, Shattered Image, Never Talk to Strangers, The Hustle, and A Shot at Glory.

Our estimates of the amount of time it would take to repay the Arrowhead Loan from the proceeds of the film assets securing the loan have not been met.  The Arrowhead Loan matured on February 15, 2009, and was then due in full. SFF received a default notice from Arrowhead to that effect, and as a result Arrowhead is now collecting directly all sums receivable by us with respect to these motion pictures and has appointed a new servicing agent for these motion pictures, with the result that we no longer control the licensing of these motion pictures.  As a result of the foregoing, we have removed all investment and receivables related to the twelve motion pictures pledged to Arrowhead as assets and have removed all limited recourse indebtedness relating to these motion pictures as a liability.

Arrowhead has now commenced an action against us, Mr. Hoffman and certain of our affiliates seeking approximately $1,200,000 related to proceeds derived from distribution of the film assets received and retained by us under our interpretation of the transaction contracts for what we have reserved and are seeking an additional $7,100,000 representing claims for breach of fiduciary duty, breach of contract and misrepresentation for what we have not received.  We believe we have no obligation to guarantee SFF’s financial performance under the loan agreement and Arrowhead has not made that assertion in this proceeding. We cannot at this time predict the ultimate outcome of this claim, if any, and it could have a material adverse effect on our business, financial condition and results of operations. See Legal Proceedings.

We borrowed an aggregate of $7,500,000 from (i) Arrowhead Consulting Group LLC (“ACG”) for $1,000,000 (“ACG Loan”) and (ii) Cheyne Specialty Finance Fund L.P. (“Cheyne”) for $6,500,000 (“Cheyne Loan”) in December 2006, secured by certain of our motion picture assets.  The ACG Loan and Cheyne Loan bear interest at 19% and 18% per annum, respectively.  The Cheyne Loan matured on September 30, 2007, and a subsidiary acquired the Cheyne Loan plus interest thereon for payment of $6,500,000, and obtained an assignment of their senior position and subordination agreement with Arrowhead. Our estimates of the amount of time it would take to repay the ACG Loan from the proceeds of the film assets securing the loan have not been met.  In October 2008, we received a notice of default from ACG in connection with this loan.  The ACG Loan is secured by Noise, Deal, Pool Hall Prophets, Boo, A Broken Life, and Mirror Wars and a second position security interest in the motion pictures listed above which are pledged to Arrowhead.  ACG has now filed suit to collect the ACG Loan See Legal Proceedings.

On October 15, 2008 the Group borrowed £1,000,000 from Trafalgar Capital Special Investment Fund (“Trafalgar”). A portion of this loan the Group advanced to the EBT for it to use as the first installment for the acquisition of all the Preference Shares owned by Armadillo.  On September 2, 2009 the Group repaid Trafalgar $1,000,000 (about £698,934) as a partial payment against this loan, with the remaining balance subject to repayment in cash or convertible to the ordinary shares of the Group at the conversion terms as agreed between Trafalgar and the Group. On June 22, 2010 an amended agreement was entered into with Trafalgar for an extension of the due date of the convertible debentures to December 31, 2010, and the Group agreed to issue 340,000 ordinary shares to settle a portion of the debt. Trafalgar agreed to reduce the loan amount from the proceeds it received from selling the 340,000 ordinary shares The transaction was consummated subsequent to the date of the financial statements and all of the 340,000 shares have been sold in the market before December 31 , 2011.. Subsequent to June 30, 2010, a further amended agreement was entered into with Trafalgar for an extension of the due date of the convertible debentures to March 31, 2011, and the Group agreed to issue 425,000 ordinary shares to settle a portion of the debt (see subsequent events note 22). Trafalgar agreed to reduce the loan amount from the proceeds it received from selling the 425,000 ordinary shares. The balance outstanding on the loan after sale of these 425,000 shares is expected to be approximately $225,000. The per-share value is determined as the amount recovered by Trafalgar on sale thereof in the market and Trafalgar may “put” these shares to us at $1.00 per share on March 31, 2011 if not previously sold.  We intend to pay the balance of the sum due to Trafalgar by similar conversion of our shares

We entered into two senior financing loan and security agreements with Palm Finance Corp (“Palm”) to finance the production costs of The Pool Boys, Autopsy and Nine Miles Down dated May 7, 2007 and December 17, 2007. These loans are secured by the revenues to be collected from these motion pictures.  The revenues so far collected have been insufficient to repay the majority of these loans, primarily as result of management’s decision to delay the release of these films.  We have entered into an agreement with Palm extending the due date of these loans to December 31, 2011. The original principal amount of the Palm loan for The Pool Boys and Autopsy are $5,250,000 including $500,000 accrued interest, and for Nine Miles Down was $4,000,000 including $750,000 accrued interest.

We have also entered into a new financing agreement with Palm in November, 2010 to refinance the existing indebtedness secured by our production and post production facility in New Orleans, Louisiana under which Palm has acquired the existing credit facility of $3,700,000 plus accrued interest of our affiliate SAPLA for $1,000,000 and agreed to advance an additional $1,800,000 to complete renovation and construction of this facility.  Palm’s advance and interest at the rate of 15% per annum are due and payable within five years and are secured by the property at 807 Esplanade Avenue in New Orleans (“Property”) and Louisiana film infrastructure and historical rehabilitation credits, as well as Federal historical rehabilitation credits (“Credits”) associated with the Property.  See Our Business – Production.

On August 27, 2007, we borrowed $1,650,000 from Blue Rider Financial (“Blue Rider”) to pay for the domestic prints and advertising costs for the motion picture Deal (“Blue Rider Loan”) and arranged that the revenues due from Metro-Goldwyn-Mayer Studios Inc. (“MGM”) to us for the distribution of that motion picture be assigned to Blue Rider Financial as partial security for that loan.  To date the revenues paid to us from MGM have not been sufficient to repay the Blue Rider Loan.  We have therefore entered into an accommodation agreement with Blue Rider to redeem the loan due for $2,200,000, less approximately $812,000 of collections that have been received by Blue Rider to date from MGM.  We expect this indebtedness will be repaid from proceeds due from MGM on or before December 31, 2011.

In August 2010 the Group issued convertible debentures for $300,000 to be converted into the ordinary stock at the Group’s.  The deal was extended in December 2010 to $470,000 debentures with a par value of $1.10/share (the market value of the stock on the date of issue).  The conversion price is $0.80/share with a conversion date 120 days after the issue date. Interest is chargeable at 15% per annum.

We issued $150,000 of our convertible notes which are due on or before March 2011, and $50,000 of our convertible note with is due in June 2011 to Asher Enterprise Inc. These notes are convertible into our ordinary shares at a discount to the volume weighted average price of our common shares on conversion.  These convertible notes have now been converted.

We have entered into an agreement with BRG Investments, LLC (“BRG”), an affiliate of Fletcher Asset Management, for the investment by BRG of up to $30,000,000 in preferred stock of Seven Arts and the formation of a joint venture (“Venture”) to, among other things, produce and distribute motion pictures and make investments.

Under the terms of the agreement, and upon the satisfaction of certain conditions, BRG will contribute cash and other property valued at $10,000,000 to the Venture and will transfer to Seven Arts interests initially representing 17.5% of the Venture.  In exchange, Seven Arts will issue to BRG $1,750,000 of its newly created Series A Cumulative Convertible Preferred Stock (“Seven Arts Preferred”), convertible into common stock of Seven Arts at $1.176 per share, subject to adjustments provided in the transaction’s documents.  The Seven Arts Preferred will bear dividends at the rate of 12% per annum payable in additional Seven Arts common shares under specified conditions.  BRG may elect to make additional capital available to the Venture. BRG may acquire up to an additional $28,250,000 of convertible preferred stock of Seven Arts Entertainment Inc., (“SAE”), (a newly formed Nevada company and became a wholly owned subsidiary of the Group effective  January 27, 2011), for additional interests in the Venture. The Group may elect to pay cash for any tendered interest in the Venture in lieu of issuance of additional convertible preferred stock in SAE to acquire the additional interest in the venture. The conditions to closing of the initial acquisition of convertible preferred stock and the initial expected film investments include completion of the asset transfer agreement between SAE and PLC, which occurred on January 27, 2011, board approvals and continuing correctness of Seven Arts’ warranties.

The Venture is intended to expand the worldwide distribution and licensing opportunities for Seven Arts' films as well as provide a springboard to bring in-development Seven Arts projects to completion and for theatrical release in 2011.

The purpose of the Venture includes the production and distribution of motion pictures, which may include those developed by Seven Arts.  The Venture designates four Seven Arts motion pictures as potential projects for the Venture, including Seven Arts’ current completed films, The Pool Boys and Nine Miles Down, and Seven Arts’ projects in development Neuromancer and The Winter Queen.  Additionally, Seven Arts expects to handle the worldwide licensing of the Venture projects.  All investment and other decisions on behalf of the Venture will be made by a Board of Managers designated by BRG.

Concurrently with the execution of the investment agreement, Fletcher International Ltd., an affiliate of BRG, has acquired approximately 440,000 ordinary shares of Seven Arts Pictures Plc at the five-day weighted average trading price on NASDAQ through December 30, 2010, or about $0.83 per share.  These shares were bought from the EBT and the funds the EBT received were paid back to the Group in part settlement of the Group loan to the EBT.

The conditions to closing of the initial investment under the investment agreement include completion of the asset transfer and issuance of new common stock of Seven Arts Entertainment to the existing shareholders of Seven Arts, conclusion of certain regulatory matters, board approvals and continuing correctness of Seven Arts warranties.  Seven Arts expects the Venture will be formed and closing will occur in early 2011.

Management believes that, as a result of the proceeds derived from a proposed offering, the Fletcher deal and based on historical revenues generated from the licensing of the distribution rights on our motion pictures, we will have sufficient working capital to operate for the next twelve months.  In particular,

(a) the indebtedness to Palm will be satisfied by proceeds from the Fletcher deal,
(b) the indebtedness to Trafalgar from future conversion of our common shares and
(c) the indebtedness to Blue Rider from the distribution revenues due from MGM on the motion picture Deal.

During the latest fiscal year ended June 30, 2010, the Group generated cash flow from operating activities of approximately $1.3 million. This was attributable to the Group’s net loss from operations of ($476, 000) and is offset by following:

•	Amortization and depreciation expense of $14,000,

•	Amortization, write-off, and impairment of capitalized film costs of $2,015,000,

•	Reduction of EBT interest receivable of $179,000

•	Write-off of other receivables and prepayments of $573,000

•	Ordinary shares issued in exchange for interest and fees of $257,000

•	Bad debt expense of $319,000

•	Forgiveness of debt and interest by lenders of ($534,000),

•	Write off of previously accrued participation cost of ($215,000)

•	Changes in the operating assets and liabilities of ($819,000).

The Group used minimal cash in investing activities for the fiscal year ended June 30, 2010.

The Group used approximately $1.3 million in financing activities for the year ended June 30, 2010 mainly attributable to repayment of corporate and production loans.

We currently borrow funds for the financing of each of our motion pictures from several banks and other production lenders. There can be no assurances given that the Group will be able to borrow funds to finance our motion pictures in the future. We are currently seeking a revolving credit facility for the financing of our future motion picture productions.

5.C. Research and Development, Patents and Licenses, etc.
NA

5.D. Trend Information.

The Group is aware of no trends that could materially affect the Group's business.

5.E.  Off-Balance Sheet Arrangements.

The Group has no Off-Balance Sheet Arrangements.

5.F.  Tabular Disclosure of Contractual Obligations (as of December 31, 2010):

			Payments Due By Period
		Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
1.	Bank and Other Production Loans (1)	$17,388,000	$17,388,000
2.	Post Production Facility Line of Credit + mortgage(2)	$1,000,000	$1,000,000
3.	Armadillo Investments plc/EBT (3)	$1,672,500	$1,672,500
4.	Trafalgar Capital Special Investment Fund (4)	$650,000	$650,000
5.	Lion House	$300,000	300,000
6.	Sums Due To Producers (5)	$500,537	$500,537
7.	Langley Debenture (6)	$3,432,500			$3,432,500
8.	Convertible debentures	$470,000	$470,000
	Total	$25,413,537	$21,981,037		$3,432,500

(1)
The current bank and production loans include (i) approximately $1,900,000of the ACG Loan described in “Liquidity and Capital Resources” above, (ii) approximately $11,000,000 in special purpose financing arranged for six motion pictures produced by us, and (iii) $4,500,000 owed to Palm Finance Inc,  for production of the motion picture Nine Miles Down.  The limited recourse Arrowhead Loan of $8,300,000 and all assets pledged to secure this Arrowhead loan have been removed from our consolidated balance sheet as of June 30, 2009.

(2)
Seven Arts Pictures Louisiana LLC (“SAPLA”), a subsidiary of SAP Inc. (one of our affiliates and a  company controlled by Peter Hoffman, our Chief Executive Officer), entered into a Credit Agreement with Advantage Capital Community Development Fund, L.L.C. (“Ad Cap”) dated October 11, 2007 for the acquisition and improvement of a production and post production facility located at 807 Esplanade Avenue in New Orleans, Louisiana.  The aggregate borrowing amount under this facility was $3,700,000, all of which was drawn down as of April 30, 2010.In November 2010 Palm Finance Inc (“Palm”) acquired this mortgage for $1,000,000 and agreed to extend a construction facility of $1,850,000 to complete the facility.  We expect this facility will be completed for a cost not to exceed $1,850,000 on or before May 31, 2011.  We have guaranteed the indebtedness to Palm for the $1,000,000 and ultimately the additional $1,850,000 and have not included it in our total indebtedness.  We do not anticipate the use of any material amount of our working capital to complete and operate this facility, and we expect to realize substantial film production, film infrastructure, historic rehabilitation and other state and federal tax credits and other tax incentives from the acquisition, renovation, and operation of this property as a post production facility.  Management believes that expenditures by SAPLA for this facility would generate approximately $4,000,000 in Louisiana Film Infrastructure tax credits, approximately $3,000,000 in Louisiana State Rehabilitation tax credits and $3,000,000 in Federal Historic Preservation tax credits.

(3)
We have guaranteed an additional £1,115,000 ($1,672,500) due from the EBT to Armadillo, including £115,000 of interest. This liability will be met by the EBT from the funds that we advance to it from the proceeds of a future offering.  The second and third payments to Armadillo were due in April and October 2009, and the EBT did not make those payments. In February 2,011 750,000 new shares were pledged to Armadillo in repayment for them extending the repayment date of the £1,000,000 to June 30, 2011.

(4)
A portion of the loan due to Trafalgar Capital Special Investment Fund was advanced by us to the Seven Arts Employee Benefit Trust (“EBT”) for the partial acquisition of the Preference Shares owned by Armadillo Investments plc (“Armadillo”).  The loan to Trafalgar came due on June 30, 2009 and we have made a partial payment of $1,000,000 on September 2, 2009.  On June 22, 2010 we entered into an amended agreement with Trafalgar for an extension of the due date of the convertible debentures to December 31, 2010 and the issuance of 340,000 shares in July 2010.  This agreement has been further extended, in January 2011, to March 31, 2011 for the issuance of another 425,000 shares against the loan principal.

(5)	Includes estimated amounts due to producers of motion pictures. As of June 30, 2010 $480,000 had been provided for.
(6)
Langley’s remaining Debentures have a face value of £1,750,000 (approximately $3,432,500 at the exchange rate prevailing at the time of the financing) and are convertible into an aggregate of 700,000 ordinary shares.  There is no due date or required due date on our Debentures.  The Debentures rank junior to all our indebtedness and senior only to our ordinary or preference shares and they are included as a part of Shareholders’ Equity as there was no stated redemption date.

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

Basis of accounting:
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union (“EU”) the Companies Act 2006 and Article 4 of the International Accounting Standard (“IAS”) Regulations. In addition, the Group also complied with IFRS as issued by the International Accounting Standards Board (“IASB”).

The Group produces and acquires motion pictures for distribution in theatres, on home entertainment and/or for television exploitation.  The Group operates in one principal business segment as a motion picture producer and distributor.  Whether considered individually or in combination, the Group’s business as both a motion picture producer and distributor, do not constitute separate segments under IFRS 8 Operating Segments.  The Group believes that all of its businesses are functionally and financially similar.

The Group has also engaged in various transactions under which it has received cash proceeds from the transfer of tax credits or other tax benefits associated with its motion picture productions.  Any such proceeds are generally treated as a reduction in the production costs of the applicable motion picture.

a)
To the extent such tax benefit proceeds would exceed the capitalized cost of the film or represent fee income not applied to production cost, such proceeds are accounted for as producers’ fees income where relevant producers contracts are in place.

b)	To the extent that the Group were to receive benefits from tax advantaged investments relating to
a.	a picture that has not commenced production by a particular date and that investment is forfeited such that the Group has no further obligations to the investor.
b.	third party productions taken on by the Group as sales agent/distributor then such benefits are also recorded as producer fees income.

Basis of consolidation:

The consolidated financial statements of the “Group” included the financial statements of Seven Arts Pictures Plc (“SAP Plc”), and its subsidiaries, Seven Arts Filmed Entertainment Limited (“SAFE Ltd”) Seven Arts Filmed Entertainment (UK) Limited, Cinematic Finance Limited and Cinematic Finance (Equicap) Ltd.  All significant intercompany balances and transactions have been eliminated on consolidation.

The Group changed its fiscal year end from March 31 to June 30 during the period ended June 30, 2008.  Accordingly the Group has included a three month stub period ended June 30, 2008 in its consolidated financial statements.

The Group consolidates the revenues and expenses of Seven Arts Pictures Louisiana LLC (“SAPLA”), a related party company solely as such relate to film distribution revenues and fee related revenues controlled by the Group and payable to the Group.  The Group does not control SAPLA and is not responsible for the losses or indebtedness of SAPLA, except with respect to a guarantee of one loan for a post-production facility.

The Group engages in transactions with affiliates under which the affiliates produce and deliver motion pictures to the Group and in the case of SAPLA are also constructing a production facility for such productions.  None of these affiliates are variable interest entities or special purpose entities required to be consolidated in accordance with SIC-12, Consolidation – Special Purpose Entities issued by the IASB.

Total Revenues

Revenues earned by the Group can be classified into two categories:

1)	Film revenues: earned from the exploitation of our new productions, back catalogue and third party productions taken on as sales agent.

2)
Fee-related revenugs: Producers"fees income earned by the Group on productions controlled by the Group is earned when the Group is entitled"to recekve under a `indkng agreement a fixed sum irrespective of the distribution revenue from that picture.

Film Revenues

The Group’s specific film revenue recognition policies recognize revenue from a sale (minimum guarantee – non refundable advances) or licensing arrangement (royalty agreement) of a film when all of the following conditions are met:

a.	Persuasive evidence of a sale or licensing arrangement with a customer exists.
b.
The film is complete and, in accordance with the terms of the arrangement, has been delivered or is available for immediate and unconditional delivery (i.e. the “notice of delivery”(NOD)) has been sent and there is a master negative available for the customer).

c.	The license period of the arrangement has begun and the customer can begin its exploitation, exhibition, or sale.
d.	The arrangement fee is fixed or determinable.
e.	Collection of the arrangement fee is reasonably assured.

A written agreement with clients (purchase order, letter, contract, etc.,) indicating the film name, territory and period is required for the recognition of revenue.  Revenue is recognized when the performance criteria in the contracts have been met.  The customer generally confirms agreement by their signature on the contract:

●
Minimum guarantee revenue (i.e. non-refundable advances) is recognized as and when the film is available for delivery to the respective territories.  Cash deposits received on the signing of the contracts are recorded as deferred income until the film is available for delivery (as above) at which point the deposit revenue is recognized.  The Group does not recognize any revenues relating to minimum guarantee on any motion picture or amortization expenses on that picture until United States theatrical release if it has agreed with the licensees that delivery or payment of minimum guarantee will be delayed for any material period of time to permit such a theatrical release.

●	Royalty revenue which equates to an agreed share of gross receipts of films is recognized as income as and when the Group is notified of the amounts by the customers through their royalty reports.

Fee-related revenues

Many countries make tax credits available to encourage film production in the territory.  Seven Arts benefits from tax credits in

a)	the UK and several other European territories for their European productions
b)	Canada for their Canadian productions
c)	Louisiana for their US productions
d)	Tax preferred financing deals

In the majority of circumstances these tax credits are treated as a reduction in the capitalized costs of the film assets they are financing.  However, to the extent such tax benefit proceeds would

a)	exceed the capitalized cost of the film or
b)	represent fee income not applied to production cost, such proceeds are accounted for as producers’ fees income where relevant producers contracts are in place.

In addition, to the extent that the Group was to receive benefits from tax advantaged investments relating to

a)	a picture that has not commenced production by the investment agreement closing date that investment is forfeited such that the Group has no further obligations to the investor
b)	third party productions taken on by the Group as sales agent/distributor then such benefits are also recorded as producer fees income

One of the risks for the investor associated with these tax advantaged investments is that a particular picture will not start production within the investment agreement period therefore giving an asset value of $Nil to their slate of investments.  The contract with the Group will generally state that there is no recourse to the Group and associated companies as this is one of the many risks of the film industry that the investors are made aware of on signing the investment agreements.  Therefore, when a picture has not commenced production by the investment agreement closing date that investment is forfeited and the Group has no further obligations to the investors.  These financing schemes are part of the general operations of the Group in its role of producer.

Film Costs: Film costs include the unamortized costs of completed films which have been produced by us or for which we have acquired distribution rights, libraries acquired as part of acquisitions of companies and films in progress and in development.

For films we produce, capitalized costs include all direct production and financing costs, capitalized interest and production overhead.

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

Films in progress include the accumulated costs of productions in films which have not yet been completed.

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

Accounts Receivables: Receivables are recognized at the initial amount of the invoice.  As a result of the nature of the Group’s activities, accounts receivables are generally of a short-term nature. However, any receivable whose recovery date was distant would be measured at its present value.  The Group does not charge interest on late payment of trade receivables and loans.

Reserve for doubtful accounts represent a provision charged to reflect management's best estimate of the likelihood that certain of the Group’s accounts receivable may not ultimately be collected.  This provision is based on historical experience and relevant facts and information regarding collectability at the time and will be adjusted up or down over time with the benefit of actual results.

Any receivable outstanding is only written off after management has deemed the receivable to be uncollectible, under the terms of the agreement and or based on the financial conditions of the customers at each reporting period.   The Group determines its allowance by considering a number of factors, including the length of time receivables are past due, the Group’s previous loss history, the customer’s current ability to pay its obligation to the Group, and the condition of the general economy and the industry as a whole.

Substantially all of the trade receivables at face value as reflected in the consolidated financial statements are pledged as security for borrowings by the Group.

Accounts Payables: All operating trade payables (including notes payable and accrued supplier invoices) relate to the purchase of goods and services including those related to media space purchases as an agent. These payables are due within and or less than one year. However any payable whose due date was more than one year would be measured at its present value. The Group did not have any such payables during the periods presented.

Income taxes: Income taxes are accounted for by providing for the relevant tax charge as an asset or liability.  The financial accounting and reporting for income taxes allows recognition and measurement of deferred assets based upon the likelihood of realization of tax benefits in future years.

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

The Group is not part of any consolidation return filed in the United States.

Fair value of financial instruments: The carrying amount of cash, trade accounts receivable, other accounts receivable, receivables due from and payable to related parties, trade accounts payable, other accounts payable and accrued expenses, as well as short-term debt, approximate their corresponding estimated fair values due to the short-term maturity and revolving nature of these financial assets and liabilities.  Cash equivalents are recognized at fair value considering quoted market prices for the same or similar instruments.  Long-term debt is based on estimated market prices for similar instruments, considering interest rates currently available in connection with bank loans with similar terms and due dates.

Share based payments: The fair value of the employee services received in exchange for the grant of options is recognized as an expense in accordance with IFRS 2.  The total amount to be expensed over the vesting period is determined by reference to the fair value of the options determined at the grant date, excluding the impact of any non-market vesting conditions (for example, profitability and sales growth targets) by use of an option-pricing model.  Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. This estimate is revised at each balance sheet date and the difference is charged or credited to the profit and loss account.
Inflation
Management believes that inflation has not had a material effect on the Group’s operations to date.

Related Party Transactions
For a description of the Group’s related party transactions see the section of this report 7.B entitled “Related Party Transactions.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A. Directors and Senior Management NO SCD

Table No. 9
Directors and Senior Management
February 18, 2011
Table No. 1
Directors

Name	Position	Age	Date First Elected or Appointed	Date of Expiration of Current Term (1)
Hubert Gibbs	Chairman, Director	51	April 9, 2010	November 15, 2011
Peter Hoffman	CEO, Director	60	September 2, 2004	November 15, 2011
Michael Garstin	President, CFO, Director	62	July 1 2008	November 15, 2010
Kate Hoffman	COO, Director	33	February 26, 2008	November 15, 2010
Anthony Hickox	Director	44	October 15, 2007	November 15, 2012
Elaine New	Director	50	January 11, 2007	November 15, 2012
Daniel Reardon	Director	50	November 1, 2010	November 15,2012
Simon Clement-Davies	Director	50	January 1,2011	November 15,2012

(1)  Directors serve for three years.

The Directors served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles of Association.

The senior management serves at the pleasure of the Board of Directors.

No director and/or senior management had been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he or she is a director and/or senior management, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he or she is an officer or director from engaging in or continuing any conduct/practice/employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

The experience and qualifications of the directors and senior management for at a minimum the last five years are as follows:

The Honorable Hubert Gibbs has been our Chairman and one of our directors since April 9, 2010.  After graduating from Oxford University in 1981, Mr. Gibbs started his career as an editor, reader and translator at Quartet Books UK.  Subsequently he worked as a stock market analyst with Banque Bruxelles Lambert and then as an independent communications entrepreneur responsible for starting up various companies including Instlang.com which was sold to market leader SDL in 1999.  Most recently Mr. Gibbs has been involved in financing and producing independent films, including As Good as Dead, and The Killing Jar.  Mr. Gibbs managed the family estate, Tyntesfield until it was taken over by the National Trust in 2002.

Peter Hoffman has been our Chief Executive Officer and one of our directors since September 2004 and is also our founder.  Mr. Hoffman took over as Chairman on December 31, 2009 following the death of previous chairman Anthony Bryan but resigned that position on election of Hubert Gibbs as Chairman.  Under Mr. Hoffman’s direction, we and our predecessors have produced and or distributed over thirty features since our inception including: Johnny Mnemonic, Never Talk To Strangers, 9 ½ Weeks II and Shattered Image.  As our CEO, his responsibilities include, among others, the selection and production of motion pictures, strategic planning, business development, operations, financial administration, accounting, and reporting to the Board of Directors.  Mr. Hoffman was previously President and CEO of Carolco Pictures.  He was directly involved at Carolco in the production of a large slate of independent motion pictures, including Terminator 2, Basic Instinct, Total Recall, and Rambo III.  Mr. Hoffman is a graduate of the Yale Law School and has participated as a lawyer and executive in numerous financial and tax-preferred financings for more than twenty-five years.  Mr. Hoffman is the father of Kate Hoffman, our Chief Operating Officer and our Executive Director.

Michael Garstin has been our President and one of our directors since June 2008, and our Chief Financial Officer since January 14, 2010.  As our president, his responsibilities include strategic planning, business development, financial administration and fundraising.  As our Chief Financial Officer, his responsibilities include overseeing financial administration, preparing accounting and financial statements, liaising with auditors, accountants, and financial community/shareholders; and preparing, paying and organizing our expenses, taxes, and activities, and ensuring our compliance with all financial statutory and regulatory requirements.  He began his career as a Lending Officer at Chase Manhattan Bank, then joined Filmways Corp., later renamed Orion Pictures, as a Board Director and Chief Financial Officer.  Subsequently, he returned to Wall Street and worked as a Senior Managing Director and Head of the Media & Entertainment Group at Bear Stearns & Co., during which time he provided advice to and helped raised capital for a number of independent film companies, including Carolco Pictures, on whose Board of Directors he served for a number of years.  He later ran the New York Investment Banking departments for both Daniels & Associates and CEA and worked as a Managing Director at Gleacher & Co., and at SMH Capital.

Kate Hoffman has been our Chief Operating Officer and a director since February 2008.  As our COO, her responsibilities include supervising the production of motion pictures and licensing and delivering our motion pictures to third parties.  She began her career at the age of 17 as an intern for Hollywood casting directors, Mary Vernieu and Risa Gramon-Garcia.  Ms. Hoffman then worked for film agent Mort Viner at International Creative Management until his retirement when she joined our predecessors in 1998.  She has managed the development, production and delivery of films including The Believer, No Good Deed, Stander, and Asylum.  In addition to her production responsibilities, Ms. Hoffman is responsible for international distribution, acquisitions and film financing.  Ms. Hoffman is the daughter of Peter Hoffman, our Chief Executive Officer and a Director.

Anthony Hickox has been a director since October 2007.  He is a film director, writer and producer.  Mr. Hickox wrote and directed his first film, Waxworks at the age of 21.  Mr. Hickox was involved in the production of or direction of Sundown, Warlock: Armageddon; Children of the Corn, Turn of the Screw; Carnival of Souls, and Hellraiser 3: Hell on Earth.

Elaine New was our Chief Financial Officer and a director from January 2007 until July 31, 2009 and remains an executive director.  She is Cambridge University educated and is a Price Waterhouse (London) qualified Chartered Accountant.  Elaine has been in the media industry for the last ten years as Finance Director of Metrodome Group plc, a UK film distributor.  Ms. New was previously engaged as Financial Controller of Harrods International, helping to establish an airport retailing arm, and as Commercial Director of Outfit, a new division of Sears Womenswear Ltd that she helped to create in the latter part of the 1990s.  Ms. New was on the Executive Committee of The Quoted Companies Alliance for almost three years helping represent small to mid-cap companies listed both on AIM and the main list of The London Stock Exchange.

Daniel Reardon has been a director since October, 2010.  Dan Reardon is a highly successful entrepreneur with a strong legal background and a broad range of experience in entertainment and finance.  His activities have included arranging public and private financings, initial public offerings, mergers and acquisitions and other business consulting including positions with The Albert Corporation, where he presided over the acquisition, financing, development and sales of hundreds of condominium units in the Boston area.  He is a founding shareholder of  four successful public companies in a variety of industries ranging from mining to biotechnology Pan Africa Mining Corp. and Sacre-Coeur Minerals Ltd.  Both are Canadian companies traded on the TSX Venture Exchange (Toronto).  Mr. Reardon has an extensive background in real estate tax incentive financing programs.  He developed and structured tax incentive programs for owners of historic properties for the Architectural Trust in Washington, DC.  Mr. Reardon administers several hundred million of incentives annually through the Federal Preservation Tax Incentive Program.  His knowledge and expertise of tax incentive programs has been presented before the US Congress to discuss tax incentives and their economic benefits.  He also served as CFO for Concrete Film Ventures, which financed several independent, feature film projects, raised venture capital through limited partnerships, and secured substantial lines of credit from media banks successfully using off balance sheet receivable Presale and Gap financing on the following feature films: LEGACY starring David Hasselhoff, MY BROTHER THE PIG starring Scarlet Johansson and Eva Mendes, THE PAVILION starring Richard Chamberlain, and CHANGING HEARTS starring Faye Dunaway.  Currently Dan is Executive Producing LUNATIC AT LARGE an original story by Stanley Kubrick based on a treatment by Jim Thompson Starring Scarlett Johansson and Sam Rockwell.

Simon Clement-Davies is Oxford educated and has a strong banking and media background.  He started his career in mergers and acquisitions, working in this arena for over a decade, first for Hill Samuel & Co Limited and then for Henry Ansbacher & Co Limited.  Mr. Clement-Davies was then appointed a Vice President at Bankers Trust (Deutsche Bank), where he ran the media group in London for five years, numbering many of Europe’s largest media companies amongst his clients.  Since 1998 Mr. Clement-Davies has pursued an independent career as a producer and a distributor.  He has been involved in the release of over 30 feature films, including several Oscar winners (‘Gods & Monsters’, ‘The Last Days’), and produced the first series of full-length concerts in Hi Definition, broadcast on Virgin One.  Mr. Clement-Davies is also a Senior Advisor to the boutique merchant bank Augusta & Co.

6.B. Compensation

Cash Compensation
Since February 15, 2009, our compensation policies with respect to our Directors and executive officers are established, administered, and the subject of periodic review by our Independent Directors in accordance with the NASDAQ Marketplace Rules.  Total compensation accrued and/or paid (directly and/or indirectly) to the Directors and senior management during the fiscal year ended June 30, 2010 was $994,973. We have a Compensation Committee, consisting of Mr. Gibbs, Mr. Hickox, and Mr. Reardon, all three Independent Directors, that reviews and approves all employee compensation and bonuses.

Table No. 10
Officer and Director Compensation

	Annual Compensation			Long-Term Compensation
				Awards		Payouts
Name	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Option/ SAR’s Granted (#)	Shares/ Units Subject to Resale Restrictions ($)	LTIP Pay outs ($)	All Other Compensation ($)
Peter Hoffman	500,000	-	-	-	-	-	-
Elaine New (1)	247,500	-	-	-	-	-	-
Kate Hoffman	85,800	-	-	-	-	-	-
Michael Garstin	200,000	-	-	-	-	-	-
Other Directors as a Group	94,625	-	-	-	-	-	-

(1) Ms New was only employed in a fulltime executive capacity for 4 months of the 2009/10 year.  For the balance of the year she acted as a part-time non-executive capacity with a commensurate reduction in salary.

Stock Options.
Seven Arts intends to grant stock options to Directors, Senior Management and employees as an Unapproved Share Option Scheme authorized under United Kingdom law.  The Group may grant options worth up to £ 120,000 to any employee at the date of grant and grant up to £ 3,000,000 for all employees at the date of grant.  See Table No. 11 for information about stock options outstanding.

Table No. 11
Stock Option Grants from Inception to June 30, 2010

Name	Number of Options Granted	% Of Total Options Granted on Grant Date	Exercise Price per Share	Grant Date	Expiration Date	Mkt. Value of Securities Underlying Options on Date of Grant
Michael Garstin	100,000	100%	$1.54	6/1/2008	6/1/2011	$1.80
Michael Arata(1)	10,000	100%	$1.54	6/1/2008	6/1/2011	$1.80
Tony Hickox(3)	10,000	100%	$2.29	2/7/2007	2/7/2010	$2.29
Julia Verdin(3)	10,000	100%	$2.29	2/7/2007	2/7/2010	$2.29
Elaine New(3)	10,000	100%	$2.29	2/7/2007	2/7/2010	$2.29
Chris Bialek(2)	10,000	100%	$2.29	2/7/2007	2/7/2010	$2.29
Philip Kendall	20,000	100%	$1.46	9/30/2008	9/29/2011	$1.15
Other Employees	60,000	100%	$1.55	11/7/08	11/7/11	$1.75
Total Granted	230,000
Exercised during fiscal Year ended June 30, 2009	(10,000)
Exercised during fiscal Year ended June 30, 2010	(10,000)
Cancelled during fiscal Year ended June 30, 2010	(30,000)
Total Outstanding	180,000

(1) On November 5, 2008 Michael Arata exercised 10,000 of these options.
(2) On December 1, 2009 Chris Bialek exercised all 10,000 of these options.
(3)  Options issued to employees totaling 30,000 were cancelled during fiscal year ended June 30, 2010.

In addition, the Group has granted stock options in the following amounts to the following persons in connection with financing services provided by these persons:

In addition, we have granted stock options in the following amounts to the following persons in connection with financing services provided by them:

Name	Number of Options Granted	Exercise Price Per Share	Market Value of Securities on Date of Grant	Grant Date	Expiration Date
Blue Rider Finance/ Robert Oppenheim(1)	50,000	$1.125	$1.463	Jan. 22, 2008	Jan. 23, 2011
Trafalgar Capital Specialized Investment Fund(2)	160,000	$1.013	$1.463	Jan. 31, 2008	Jan. 30, 2013
Trafalgar Capital Specialized Investment Fund(2)	60,000	$1.013	$1.988	Oct. 30, 2008	Oct. 30, 2013
Total Granted	270,000
Exercised during the fiscal year ended June 30, 2009	(12,500)
Cancelled during the fiscal year ended June 30, 2009	(220,000)
Total Outstanding	37,500

(1) On October 21, 2008 Robert Oppenheim exercised 12,500 options.
(2) We terminated all 220,000 stock options granted to Trafalgar in October 2008 in return for 34,000 restricted ordinary shares.

Langley’s remaining Debentures have a face value of £1,750,000 (approximately $3,432,500 at the exchange rate prevailing at the time of the financing) and they have an option to convert into a maximum aggregate of 1,400,000 ordinary shares.  There is no due date or required due date on our Debentures.  The Debentures rank junior to all our indebtedness and senior only to our ordinary or preference shares and they are included as a part of Shareholders’ Equity.

Change of Control Compensation.
We have now and have had in all periods described no plans or arrangements in respect of compensation received, or that may be received, by our executive officers to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$60,000 per senior manager other than those set out in Peter Hoffman’s Employment Agreement.  Pursuant to the Employment Agreement, if we terminate Peter Hoffman without cause, we shall be obliged to pay SAP Inc. a lump sum of approximately $1,500,000.

Other Compensation.
No senior management director received “other compensation” in excess of the lesser of US$25,000 or 10% of such officer's cash compensation, and senior management and Directors as a group did not receive other compensation which exceeded US$25,000 times the number of persons in the group or 10% of the compensation.

Bonus/Profit Sharing/Non-Cash Compensation.
Except for the stock options discussed above, we have no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to some of our directors or senior management, except that our Board has adopted a bonus plan substantially in the following form:

1.
Compensation Committee will recommend amount of bonus pool each year, which will be 10% of pre-tax profits for the prior fiscal year.  The CEO and the Compensation Committee will decide recipients of project-related awards and amounts.

2.	In future years, comparisons will be made to peer groups in the motion picture industry.

3.	There will be two types of annual bonuses: (a) Those related to the overall management of our Group (b) Those related to performance on specific projects

4.	Managers in bonus pool: (a) Peter Hoffman (Chairman/CEO) (b) Michael Garstin (President/CFO) (c) Kate Hoffman (COO) (d) Elaine New
5.	Management bonuses as follows:

	CEO	Management	Project Related
Group Results	40%	25%	15%
Individual Objectives	10%	30%	50%
Subjective	20%	20%	25%
Share Performance	30%	25%	10%

6.	Individual objects for Management will be agreed by the Board.

7.	Criteria include individual contributions to our overall profits.

Seven Arts Employee Benefit Trust
The Group employed Smith and Williamson Trustees Jersey Ltd to establish the Seven Arts Employee Benefit Trust (“EBT”) to acquire 3,000,000 of the Group’s preference shares from Armadillo Investments Plc. in a transaction described in Item 7.B Related Party Transactions below.

EBT is governed by a Trust Deed that Seven Arts entered into with the trustee.  The Group has the right after approval of the audit committee to restrict the Trust’s right to vote its shares of the Group to prevent the Trust from taking control of the Group and the right to remove the Trustees under certain circumstances for the same purpose.  The Group has no interest in the profits or losses of the Trust on the Group’s shares and does not control the actions of the Trustees in the sale or use of these shares.

All cash and ordinary shares owned by EBT are held by EBT for the benefit of Seven Arts’ employees.  Any distributions by EBT will be approved by the trustees and are expected to be made to the Group’s executive management as part of the Group’s bonus plan described above.

Pension/Retirement Benefits
No funds were set aside or accrued by Seven Arts as of June 30, 2010 to provide pension, retirement or similar benefits for Directors or senior management.

6.C. Board Practices

6.C.1. Terms of Office

Refer to Item No. 6.A.1.

6.C.2. Directors’ Service Contracts

SAP Inc. has an employment agreement with Peter Hoffman pursuant to which he will act as our CEO until December 31, 2013.  Upon acquisition of control of our Group, we entered into a contract with the SAP Inc. to secure Mr. Hoffman's services solely to us and our subsidiaries as our CEO.  In connection with that employment agreement, we have granted Mr. Hoffman

●	the right to sole responsibility for creative and business decisions regarding motion pictures we develop and produce,

●	a right of first refusal to produce remakes, sequels or prequels of motion pictures produced by Mr. Hoffman and acquired by us or any motion picture produced by us during his employment,

●	an annual salary of $500,000 per year plus bonuses, expenses and a signing option and

●
a right upon termination without cause to a lump sum payment of approximately $1,500,000, an assignment of all projects in development during the term of his employment and any amounts due upon such compensation as an excise tax.

We have an employment agreement with Michael Garstin pursuant to which he will serve as our President until December 31, 2013 at a salary of $200,000 per year plus bonuses and expenses.

We have an employment agreement with Kate Hoffman pursuant to which she will act as our COO ad infinitum at a salary of $85,000 (£52,000) per year plus bonuses and expenses.  Ms. Hoffman’s contract contains a “non-compete’ clause pursuant to which she will be excluded from competing against us for 6 months following the date of her termination.

We have an employment agreement with Elaine New pursuant to which she will act as an executive director ad infinitum at a salary of $225,000 (£150,000) per year plus bonuses and expenses.  Ms. New’s contract contains a “non-compete’ clause pursuant to which she will be excluded from competing against us for 6 months following the date of her termination.

All of the employment agreements grant us a right to injunctive relief if the respective employee breaches the agreement.  With the exception of Ms. Hoffman’s and Ms. New’s agreements, the employment agreements do not contain “non-compete” clauses.

Director Compensation

Anthony Hickox will receive approximately $1,500 per meeting attended.

Simon Clement-Davies will receive a director compensation of $18,000 (£12,000) per year.

6.C.3. Board of Director Committees

We have an Audit Committee, which recommends to the Board of Directors the engagement of our independent auditors and reviews with the independent auditors the scope and results of our audits, our internal accounting controls, and the professional services furnished by our independent auditors.  The current members of the Audit Committee are Mr. Clement-Davies (Chair), Mr. Gibbs and Mr. Reardon.  The Audit Committee did not meet separately in the fiscal period ended June 30, 2010, but met separately with the Group’s Auditors to review the year-end financial statements and the audit process.

Our Compensation Committee (Mr. Gibbs, Mr. Hickox and Mr. Reardon) and Nominating Committee (Mr. Gibbs, Mr. Hickox and Mr. Reardon) are made up of three of our independent directors.

Management has determined that we are in compliance with The Combined Code of Corporate Governance of the United Kingdom, Sections A and B of which stipulate that the Remuneration Committee be comprised of at least two members and that they be non-executive and that the Nominating Committee be comprised of a majority of non-executive directors.

All Committees of the Board are organized pursuant to our Board of Directors Memorandum and resolutions of the Board of Directors.  The terms of reference of each committee are based on the subject matter jurisdiction of each Committee.  The Compensation Committee reviews and approves all employee compensation and bonuses.  The Nomination Committee proposes candidates for election to our Board of Directors.

All meetings of each Committee are on an ad hoc basis, decisions are made by majority vote and all decisions are reported to the full Board of Directors for approval.

6.D. Employees

As of June 30, 2010, Seven Arts had 14 employees and independent contractors, providing full time services.  Our affiliates employ many part time employees for production of our motion pictures, but we do not engage temporary employees on any regular or material basis.  We are not signatory to any labor union collective bargaining agreements, but our affiliates in the United States are signatory to the current Writer’s Guild of America, Directors Guild of America and IATSE Low Budget Agreements and have in the past been signatory to the Screen Actors Guild Agreement. Our employees have ranged from a low of six to a high of fourteen over the last three fiscal years.

6.E. Share Ownership

As of February 22 , 2011, Seven Arts had issued 10,589,100 ordinary shares of £0.25 and 13,184,000 deferred shares of £0.45 each.  There were 499 shareholders as of that date.

Table No. 12A
Shareholdings of Directors and Senior Management

Name of Beneficial Owner (1)	Address of Beneficial Owner	Amount of Beneficial Ownership (1)	Percent of Class
Seven Arts Pictures Inc.(2)	1801 Century Park East, Ste 1830, Los Angeles, CA 90067	319,000	2.5%
Michael Garstin (3)	1801 Century Park East, Ste 1830, Los Angeles, CA 90067	100,000	0.8%
All Officers and Directors as a Group		419,000	3.3%

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

(2)
Peter Hoffman controls approximately 70% of the voting stock of SAP Inc., and is a beneficial owner of the Group’s ordinary shares held by Seven Arts Pictures Inc.  This total does not include 700,000 ordinary shares pledged to ApolloMedia and over which ApolloMedia has dispositive control , 750,000 shares issued to New Moon Pictures LLC over which Armadillo has disposive control and 119,000 shares pledged to an insurance company over which the insurance company has disposive control.

(3)	Represents ordinary shares issuable underlying vested options.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders.

7.A.1.a. Holdings By Major Shareholders.

Table No. 12B lists, as of February 22, 2011, all shareholders who beneficially own 5% or more of Seven Arts' voting securities, consisting solely of ordinary shares, and the amount of Seven Arts' voting securities owned by the 5% shareholders as a group.

Table No. 12B
Shareholdings of 5% Shareholders

Name of Beneficial Owner (2)	Address of Beneficial Owner	Amount of Beneficial Ownership(2)	Percent of Class
Seven Arts Employee Benefit Trust(4)	38 Hertford Street, London, W1J 7SG	1,333,333	10.3%
Langley Park Investment Trust PLC(5)	30 Finsbury Square, London, EC2P 2YU	1,657,627	12.8%
New Moon Pictures LLC	900 Royal Street New Orleans, Louisiana,USA	750,000	5.8%
ApolloMedia GmbH & Co. Filmproduktion KG(6)	Candidplatz 11, 81543 Munich, Germany	700,000	5.4%
Trafalgar Capital Investment Fund (7)	8-10 Rue Mathias Hardt, BP 3023, Luxembourg L-1030	650,000	5.0%
Scarborough Ltd (10)	1801 Century Park East, Ste 1820, Los Angeles, CA 90067	650,000	6.2%
Seven Arts Pictures Inc.(3)	1801 Century Park East, Ste 1820, Los Angeles, CA 90067	319,000	2.5%
Michael Garstin(9)	1801 Century Park East, Ste 1820, Los Angeles, CA 90067	100,000	0.8%
Other Employees (9)	1801 Century Park East, Ste 1820, Los Angeles, CA 90067	60,000	(8)
Total officers and directors as a group(10)	1801 Century Park East, Ste 1820, Los Angeles, CA 90067	2,048,000	15.9%
			%

Total Shareholding as at February 22, 2011 was 10,589,100 (1)
Total beneficil shareholding s at February 22 2011 was 12,901,600 (2)

(1)	Total shareholding as at February 22, 2011 = 10,589,100

(2)
Beneficial ownership is determined in accordance with the Rule 13d-3(a) of the Exchange Act and generally includes voting or investment power with respect to securities and includes shares underlying convertible debentures, warrants and options that have been issued, granted and have vested and not been exercised and shares underlying options that will vest within the next 60 days only in respect to any person listed in the table.  Except as subject to community property laws, where applicable, the person named above has sole voting and investment power with respect to all ordinary shares shown as beneficially owned by him/her. Total shares issued as at February 22, 2011 was 10,589,100 with the balance of beneficial ownership in options and potential loan conversions.

(3)
Peter Hoffman controls approximately 70% of the voting stock of SAP Inc., and is a beneficial owner of our ordinary shares held by Seven Arts Pictures Inc.  This total does not include 700,000 ordinary shares pledged to ApolloMedia and over which ApolloMedia has dispositive control nor 750,000 shares issued to New Moon Pictures LLC and pledged to Armadillo nor 119,000 shares issued to SAP Inc., and pledged to an insurance company.  We intend to use the proceeds from the offering to pay a settlement amount with ApolloMedia and Armadillo upon the occurrence of which these 1, 450,000 shares will be returned to us).  Mr. Hoffman has voting and dispositive powers with respect to these shares.

(4)
Under the terms of the Trust Deed establishing the Seven Arts Employee Benefit Trust, EBT is to abstain from voting any of our shares that it holds unless we determine otherwise.  Ben Newman has voting and dispositive powers with respect to these shares.

(5)	Includes 1,400,000 ordinary shares underlying convertible redeemable debentures Rufus Pearl has voting and dispositive powers with respect to these shares.

(6)
Represents 700,000 ordinary shares pledged by SAP Inc. and over which ApolloMedia has dispositive control. We intend to use proceeds from this offering to pay a settlement amount to ApolloMedia upon which time SAP Inc. and ApolloMedia have agreed that such ordinary shares would be returned to us.  Joerg Westerkamp has dispositive powers with respect to these shares and Mr. Hoffman has voting powers with respect to these shares.

(7)	Represents up to 225,000 ordinary shares underlying the balance of a term loan plus 425,000 shares issued. Franklin Ramchandani has voting and dispositive powers with respect to these shares.

(8)	Less than one percent.

(9)	Represents ordinary shares underlying vested options.

(10)	Represents 319,000 shares and $225,000 convertible debentures convertible at $0.80. Clive Dankin has voting and dispositive powers with respect to these shares.

(11)	This includes all pledged shares (700,000 pledged to Apollo, 750,000pledged to Armadillo, 119,000 pledged to an insurance company ) plus SAP Inc’s shares ,Michael Garstin and other employees options.

7.A.1.b. Significant Changes in Major Shareholders’ Holdings.

During the past three years, we have issued the following securities (including options to acquire our common stock, and debt convertible into our common stock). No underwriters were involved in these issuances. We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act or pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering.

Purchaser	Date of Issuance	Number of Securities	Title of Securities	Consideration

Seven Arts Employee Benefit Trust	November 2, 2008 May 5, 2010	2,000,000 400,000	Ordinary Shares Ordinary Shares	(1) (1)

Langley Park Investment Trust PLC	March 15, 2007	1,000,000	Ordinary Shares	(2)

Unique Fidelity Engineering Ltd.	June 28 2007 August 15 2007	34,000 500,000	Ordinary Shares Ordinary Shares	$100,000 $287,000

Michael Garstin	June 1, 2008	100,000	Options	(3)

Chris Bialek	January 3, 2007	10,000	Options now exercised	(3)

Philip Kendall	September 30, 2008	20,000	Options	(3)

Michael Arata	June 1, 2008	10,000	Options now exercised	(3)

Blue Rider Finance/Robert Oppenheim	January 22, 2008 October 21, 2008	37,500 12,500	Options Ordinary Shares	(4) (6)

Trafalgar Capital Special Investment Fund	October 15, 2008 January 31, 2008 October 30, 2008 May 22, 2009 June 22, 2010 January 11 , 2011	350,000 160,000 60,000 34,000 340,000 425,000	Convertible Note Options Options Ordinary Shares Ordinary Shares Ordinary Shares	(5) (7) (5) (7) (5) (7) (5) (7) (5) (5)

Sendero Capital Inc, Agua Alta Inc, Scarborough Investment Inc.	August 30 2010 Revised December 17 2010	470,000	Convertible debt	$470,000

Asher Enterprises	May 26, 2010 June 15, 2010 December 31, 2010	448,340	Convertible Debt Convertible Debt Ordinary Shares	$150,000 (8)

DC Consulting LLC	October 8, 2010	25,000	Ordinary Shares	(4)

National Financial Communications Corporation	October 8, 2010	30,000	Ordinary Shares	(4)

Isaacs Capital LLC	December 17, 2010	350,000	Ordinary Shares	(4)
	January 27, 2011	600,000	Ordinary Shares

New Moon Pictures	February 22, 2011	750,000	Ordinary Shares	(9)

(1)  We issued 2,000,000 ordinary shares to Seven Arts Employee Benefit Trust (EBT) upon their conversion of 2,500,000 preference shares and an additional 400,000 upon the conversion of the remaining 500,000 preference shares. The EBT has subsequently sold /transferred to creditors of the Group all but 1,333,333 shares  and paid the funds received over to the Group in reduction of the Group’s loan to the EBT. All sales/transfers of shares are carried out at fair market value.

(2)  We issued 1,000,000 shares to Langley Park Investment Trust PLC in exchange for the conversion of £1,250,000 of a convertible debenture. We believe that Langley have disposed of some of their shares and currently have a balance of 257,627 shares.

(3)  We issued these options to employees and consultants as part of a compensation and incentive program.

(4)  We issued these shares in connection with financing services provided by these persons.

(5)  On October 15, 2008 the Group borrowed £1,000,000 from Trafalgar Capital Special Investment Fund (“Trafalgar”). A portion of this loan the Group advanced to the EBT for it to use as the first installment for the acquisition of all the Preference Shares owned by Armadillo.  On September 2, 2009 the Group repaid Trafalgar $1,000,000 (about £698,934) as a partial payment against this loan, with the remaining balance subject to repayment in cash or convertible to the ordinary shares of the Group at the conversion terms as agreed between Trafalgar and the Group. On June 22, 2010 an amended agreement was entered into with Trafalgar for an extension of the due date of the convertible debentures to December 31, 2010, and the Group agreed to issue 340,000 ordinary shares to settle a portion of the debt. Trafalgar agreed to reduce the loan amount from the proceeds it received from selling the 340,000 ordinary shares The transaction was consummated subsequent to the date of the financial statements and all of the 340,000 shares have been sold in the market before December 31 , 2011.. Subsequent to June 30, 2010, a further amended agreement was entered into with Trafalgar for an extension of the due date of the convertible debentures to March 31, 2011, and the Group agreed to issue 425,000 ordinary shares to settle a portion of the debt (see subsequent events note 22). Trafalgar agreed to reduce the loan amount from the proceeds it receives from selling the 425,000 ordinary shares. The balance outstanding on the loan after sale of these 425,000 shares is expected to be approximately $225,000. The per-share value is determined as the amount recovered by Trafalgar on sale thereof in the market and Trafalgar may “put” these shares to us at £1.00 per share on April 30, 2011 if not sold.  We intend to pay the balance of the sum due to Trafalgar by similar conversion of our shares.  As of February 24 2011, we believe that Trafalgar now only own 425,000 shares.

(6)  We issued 12,500 of our ordinary shares to Robert Oppenheim pursuant to the exercise of options he had to purchase our ordinary shares for £0.15 per share.

(7)  On May 22, 2009, we issued 34,000 shares to Trafalgar Capital Special Investment Fund in return for the return of the 220,000 options we had granted them to purchase our ordinary shares.

(8)  This convertible debt is convertible at a discount to market value and the shares issued. All had been converted by December 31, 2010 into 448,340 ordinary shares.

(9)  750,000 shares were issued to New Moon Pictures who pledged them to Armadillo who in turn extended the period to repay the £1,000,000 owing by the EBT and released their lien on 333,333 shares held by the EBT.

7.A.1.c. Different Voting Rights.

Seven Arts’ major shareholders do not have different voting rights.

7.A.2. Share Ownership.

As of February 22, 2011, Seven Arts had issued 10,589,100 ordinary shares of £0.25 and 13,184,000 deferred shares of £0.45 each. There were 499 shareholders as of that date.
.
7.A.3. Control of the Group.

Seven Arts is a publicly owned English corporation, the shares of which are owned by U.S. residents and foreign residents.  Seven Arts is not controlled by any foreign government or other person(s).

7.A.4. Change of Control of Group Arrangements

There are no arrangements, known to the Group, which may at a subsequent date result in a change of control of the Group.

7.B. Related Party Transactions

We have entered into several agreements and arrangements with Seven Arts Pictures Inc. ("SAP Inc."), an entity that owns approximately 1,138,000 shares of our common stock including 700,000 shares of common stock pledged to Apollo Media GmbH & Co Filmproduktion KG as set forth in Principal Shareholders and the balance is pledged to other lenders, whose majority beneficial shareholder of SAP Inc. is our Chief Executive Officer, Peter Hoffman.  These transactions include:

●
Upon acquisition of control of our Group by SAP Inc. in September 2004, we entered into an agreement with SAP Inc. under which SAP Inc. provided the services of Peter Hoffman for the amount of his contracted salary and the Los Angeles office and staff of SAP Inc. to us at cost.  Pursuant to two interGroup agreements, SAP Inc. also from time-to-time has and will own limited liability companies in the United States which distribute our motion pictures for a fee, with all profits ensuing to our benefit.  These companies may also provide other services to us at no fee other than Mr. Hoffman’s salary and the direct third-party costs of SAP Inc.’s Los Angeles office, all of which are reflected in our financial statements.  These other services may include accounting services, audits of distribution statements, collection of accounts receivable, supervision of production of motion pictures and similar day-to-day aspects of our business. SAP Inc. has assigned to us any proceeds arising from services performed by SAP Inc. on our behalf.  We have granted SAP Inc. the power and authority to enter into agreements on our behalf. SAP Inc. is not to take any actions on our behalf without our approval.

●
Because we do not have a working capital line of credit for movie production, (although we do have a line of credit available to our affiliate, SAPLA, to finish the restoration of the post-production facility at 807, Esplanade, New Orleans), SAP Inc. directly or through various Louisiana limited liability companies of which it is managing member, have from time-to-time made non-interest bearing advances to us or our subsidiaries, when we have been unable to collect our receivables on a timely basis.  All advances have been for customary working capital purposes and total $3,021,184 as of June 30, 2010, $2,048,133 as of June 30, 2009, $2,794,727 as of June 30, 2008 and $2,049,405 as of March 31, 2008.  SAP Inc. has pledged an interest in its shares of the Group’s stock to secure certain SAP Inc.. indebtedness.

●
Together with SAP Inc., we entered into a settlement agreement, dated September 30, 2006, with ApolloMedia GmbH & Co. Filmproduktion KG (“ApolloMedia”) related to a dispute regarding amounts ultimately payable to ApolloMedia from distribution of the motion picture Stander and one of our subsidiaries’ assumption of indebtedness of approximately $2,000,000 related to Stander upon acquisition of control of our Group by SAP Inc..  The Settlement Agreement fully releases us and our subsidiaries from any liability to ApolloMedia in exchange for a payment of $1,800,000 to be made by SAP Inc. (of which $175,000 has been paid).  In connection with the SAP Inc.’s payment obligation of the settlement amount to ApolloMedia, we issued 700,000 ordinary shares to SAP Inc. which SAP Inc. immediately pledged to ApolloMedia to secure SAP Inc.’s obligations under the settlement agreement. SAP Inc. has agreed that it will (1) return to us all ordinary shares in excess of 400,000 not necessary to satisfy SAP Inc.’s obligations to ApolloMedia and (2) deliver to us from SAP Inc.’s ordinary shares, any ordinary shares in excess of 400,000 in fact sold by SAP Inc. to satisfy the indebtedness to ApolloMedia under the settlement agreement.  The shares pledged to ApolloMedia will be sold by it as necessary for ApolloMedia to derive net proceeds of $1,625,000, and any pledged shares remaining after such sale will be returned to us.

We have entered into several agreements and arrangements with Seven Arts Pictures Louisiana LLC (“SAPLA”), an entity that is 60% beneficially owned by SAP Inc..  These transactions include:

●
A guarantee that we provided to SAPLA to cover its indebtedness under a Credit Agreement that SAPLA entered into with Advantage Capital Community Development Fund, L.L.C. (“Ad Cap”), dated October 11, 2007, for the acquisition and improvement of a production and post production facility located at 807 Esplanade Avenue in New Orleans, Louisiana.  The aggregate borrowing amount under this facility was $3,700,000, all of which was drawn down as of April 30, 2010.  In November 2010 Palm Finance Inc (“Palm”) acquired this mortgage secured on the facility for $1,000,000 and agreed to extend a construction facility of $1,850,000 to complete the facility.  We have guaranteed the indebtedness to Palm and have not included it in our total indebtedness.  We expect this facility will be completed for a cost not to exceed $1,850,000 on or before May 31, 2011.  We do not anticipate the use of any material amount of our working capital to complete and operate this facility, and we expect to realize substantial film production, film infrastructure, historic rehabilitation and other state and federal tax credits and other tax incentives from the acquisition, renovation, and operation of this property as a post production facility.  In particular SAPLA has submitted audited expense reports which would generate approximately $4,000,000 in Louisiana Film Infrastructure tax credits $3,000,000 in Louisiana State Rehabilitation tax credits and $3,000,000 in Federal Historic Preservation tax credits.

●
A distribution agreement that we entered into with SAPLA later assigned by SAPLA to Seven Arts Pictures Louisiana (Equicap) LLC (“SAPLA Equicap”) pursuant to which we granted SAPLA the right to distribute our motion pictures in return for a distribution fee of 20% of the revenues generated from these films, SAPLA and SAPLA Equicap is obligated under the interGroup agreements described above to pay and has permitted us to retain 100% of all such distribution fees.

By reason of the transactions set forth above, we have paid and received the following sums for the following transactions with companies controlled by or related to Mr. Hoffman for each of the last three fiscal years and in the period from July 1, 2011

TABLE OF RELATED PARTY BALANCES AS AT PERIOD END

Related Party Balances	Fiscal Year Ended 3/31/08	Fiscal Year Ended 6/30/09	Fiscal Year Ended 6/30/10	7/1/2010 through January 31, 2011
Opening Balance	$(510,125)	$2,049,405	$2,048,132	$3,021,183
Movement in the period	$2,559,530	$(1272)	$973,050	$85,214
Closing Balance	$2,049,405	$2048,132	$3,021,183	$3,106,397

MOVEMENT IN RELATED PARTY BALANCES YEAR ON YEAR

Transaction (1)	Fiscal Year Ended 3/31/08	Fiscal Year Ended 6/30/09	Fiscal Year Ended 6/30/10	7/1/2010 through January 31, 2011
Payment of General and Administrative Costs (2)	$(1,279,692)	$(922,654)	$(1,986,438)	$158,606
Payment of Film"Costs	$(1,370)	$(26,500)	$(124,448)	$46, 153
Payment for Shares Pledged to Apollo	$1,970,254	$(397,031)	$185,438
Loans to Us	$1,870,337	$414,874	$828,258	$(119,545)
Equicap			$1,358,155
Grant of Distribution Rights to SAPLA		930,039	$712,086
Total Movement	$2,559,530	$(1,272)	$973,050	$85,214

(1) Positive numbers (without brackets) represent payments by us to Mr. Hoffman or his affiliates, including his salary, and negative numbers (in brackets) represent payments by Mr. Hoffman or his affiliates to us.

(2) General and administrative costs include salaries of employees providing services for our benefit, office costs, insurance premiums and rent.

We have secured an $8,300,000 loan (the "Arrowhead Loan") owed by Seven Arts Future Flow I (“SFF”), an entity that is beneficially owned by SAP Inc., with liens on twelve motion pictures.  SFF borrowed these funds from Arrowhead Target Fund Ltd. ("Arrowhead") in February 2006, at an interest rate of 15% per annum.  Our purpose was to obtain these funds to retire certain motion picture production loans then outstanding and for general corporate purposes.  Although the loan is secured by certain assets of Seven Arts Future Flows I, LLC, the Group is not required to repay the Arrowhead Loan from any of our other assets or revenues.  Arrowhead is now collecting directly all sums receivable by us with respect to these motion pictures, and has appointed a new servicing agent for these motion pictures with the result that we no longer control the licensing of these motion pictures. (see “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources” for a description of the Arrowhead Loan).

The Seven Arts Employee Benefit Trust („EBT”+ currently owns approximately 1,333,333 of our outstanding ordinary"shares (see “Management ― Compensation – Seven Arts Employee Benefit Trust” for"a description of EBV).  We advanced a loan at a nominal rcte of interest of totaling approximately £2,300,000 to"EBT consisting of approzimately £1,500,000 cash and 1,600,000 ordinary shares of Armadillo Investments plc (“Armadillo”).  On October 30, 2008, the Seven Arts Employee Benefit Trust acquired 3,000,000 of our convertible preference shares from Armadillo for £1,500,000, payable in three equal installments of £500,000 each on execution, and six months and twelve months thereafter, and for a return to Armadillo of 1,600,000 ordinary shares of Armadillo.  We have guaranteed the remaining two payments aggregating approximately £1,000,000 at current exchange rates due to Armadillo, but have not yet advanced these sums to EBT which is therefore in default on both payments. In February 2011 the Group issued 750,000 shares to New Moon LLC who pledged these shares to Armadillo who in turn extended the repayment period of the £1,000,000 to June 30, 2011. We will advance this amount to EBT from the proceeds of this offering and EBT will in turn pay this amount to Armadillo, thereby fully settling the mounts due.  The additional advance to EBT will increase our total advance to approximately £2,300,000 (“Trust Loan”).  On November 20, 2008, EBT converted 2,500,000 of these preference shares into 2,000,000 of our ordinary shares. In May 2010 the EBT converted the balance of 500,000 preference shares into 400,000 of our ordinary shares.

Together with SAP Inc. we have guaranteed a $4,000,000 loan of December 17, 2007 between Palm Finance Corporation and Gone To Hell Ltd., a Group controlled by our Chief Operating Officer and Director Kate Hoffman.  The loan was made exclusively to finance our motion picture Nine Miles Down and is secured by the distribution rights to that motion picture.  The loan carries an annual rate of interest of 15% and became due on June 30, 2009.  We have entered into a forbearance agreement with Palm extending the due date of this loan to December 31, 2011.

We entered into a loan and security agreement dated 15 January, 2009 in the amount of $750,000 as a borrower together with SAP Inc. and certain limited liability companies controlled by SAP Inc. in connection with the production of our motion picture Night of the Demons (“NOTD”).  The loan was made to finance NOTD and is secured by the distribution rights to NOTD.  The loan bears an annual rate of interest of ten percent (10%) per annum.  The loan became due on or about March 31, 2010 and is being repaid from distribution revenues of NOTD.

We engage as an employee and director, Kate Hoffman, who is the daughter of Peter Hoffman, our Chief Executive Officer.

ITEM 8. FINANCIAL INFORMATION

The consolidated financial statements for the Fiscal Year ended June 30, 2010 and 2009, the three month period ended June 30, 2008 and the Fiscal Year ended March 31, 2008, as required under Item No. 17 are attached hereto and found immediately following the text of this Yearly report.  The audit reports of RBSM LLP for the Fiscal Year ended June 30, 2010, are included therein immediately preceding the financial statements.

8.A.7. Legal/Arbitration Proceedings

●	Fireworks Litigation

Seven Arts Pictures Plc and Seven Arts Pictures Inc are currently jointly in litigation with Fireworks Entertainment Inc. and CanWest Entertainment Inc., both companies registered in the United States of America, regarding the Group’s title to certain pictures acquired from these entities. The litigation has progressed to mediation. The legal costs have been charged to administration expenses as incurred. Should the Group not be successful in retaining its title to the picture library, the Group could also be required to compensate the defendants for their costs.  .
The Group prevailed in a motion for summary adjudication on February 10, 2011 and will recover attorney fees previously deposited with the Canadian courts. As a result the Group now has a declaration by the Canadian court that the CanWest defendants infringed copyrighted works owned by the Group. The Group will now pursue Contentfilm to recover these copyrighted works and substantial damages for use of the copyrighted works after their purported acquisition from CanWest. The Group may incur up to $200,000 in legal expenses to pursue this claim but expects to recover those fees from Contentfilm.

●	Jones Film

The Group, its subsidiary Seven Arts Filmed Entertainment Limited, and a related party, Seven Arts Pictures Inc. (“SAP INC”), were the subject of an arbitration award of approximately $900,000 against them for legal fees and interest thereon relating to an ongoing dispute regarding a participation in the motion picture entitled 9 ½ Weeks II, even though the arbitration found no additional sums due to the complaining party, and potential loss of further distribution rights in this motion picture.  The Federal District Court enforced this arbitration award, and the Group is seeking relief from that decision.  The Group has accrued for the liability in the amount of $800,000 including approximately $100,000 of accrued interest at June 30, 2010. The remaining interest, costs and fees has been guaranteed by SAP INC.

●	Arrowhead Target Fund

Seven Arts Future Flow I (“SFF”), a limited liability Group owned by SAP Inc., one of the Group’s controlling shareholders and a Group controlled by Mr. Hoffman, obtained financing from the Arrowhead Target Fund, Ltd. (“Arrowhead”) of approximately $8,300,000 (the “Arrowhead Loan”).  The Group secured the Arrowhead Loan with liens on 12 motion pictures that generated revenues of $820,026 in the Fiscal Year Ended June 30, 2009, $2,739,800 in the Fiscal Year Ended March 31, 2008 and $544,478 in the three month period ended June 30, 2009..  The Group’s only liability is to repay the Arrowhead Loan from the proceeds of the film assets pledged against the Arrowhead Loan. The Group is not required to repay the Arrowhead Loan from any of its other assets or revenues.

The Arrowhead Loan became due in February 2009 and SFF has not paid the outstanding principle and interest due thereon. Arrowhead has the right to foreclose on the pledged film assets, but has not done so at the present time. SFF has received a default notice to this effect and as a result Arrowhead is now collecting directly all sums receivable by the Group with respect to these motion pictures, and has appointed a new servicing agent for these motion pictures with the result that the Group no longer controls the licensing of these motion pictures. Failure to repay or refinance the Arrowhead Loan could result in a material disposition of assets through the loss of the Group’s rights to the twelve motion pictures and related loss of revenues in amounts that are difficult to predict.

As a result of the foregoing, the Group has removed all assets accounts relating to the twelve motion pictures pledged to Arrowhead and has removed the corresponding limited recourse indebtedness from the Group’s consolidated balance sheet at fiscal year ended June 30, 2009, due to the fact that the loan was a limited recourse loan and the Group had no further obligations to Arrowhead beyond the pledged film assets.

Arrowhead has made a claim against the Group by reason of monies the Group has collected from distribution of these motion pictures and not paid to Arrowhead based on the Group’s interpretation of the transactional contracts. The Group has accounted for the collections from the Arrowhead titles films as accrued liabilities in its consolidated financial statements.

Arrowhead has also advised the Group that it believes the Group is liable for any deficiencies that may arise from SFF not meeting its obligations under the loan agreement. While Arrowhead has not made a formal claim against the Group, the Group believes it has no obligation to guaranty SFF’s financial performance under the loan agreement and should Arrowhead make a demand, the Group intends to vigorously defend itself. Due to the uncertainly of the potential claim, the Group cannot at this time predict the ultimate outcome  of  this unasserted claim, if any , that may occur and could have a material adverse effect on our business, financial condition and results of operations. Subsequent to June 30, 2010 the date of the financial statements, Arrowhead made additional claims against the Group.

●	Arrowhead Capital Partners – AGC Loan

The Group and several affiliates were named as defendants in an action by Arrowhead Capital Partners Ltd filed in the Supreme Court of New York County of New York State purportedly served on May 24, 2010, seeking to collect $1,000,000 plus interest (the “ACG Loan”) due to Arrowhead Consulting group LLC (“ACG”) as well as foreclosure on the collateral granted as part of the Cheyne Loan described above in note 13 under “Production Loans”. The ACG Loan is fully subordinated to repayment of the Cheyne Loan, which has not been repaid, and a subsidiary of the Group has been assigned all Cheyne’s rights under the subordination provision of the Cheyne Loan. As a result Management does not believe that ACG has the right to maintain this action to collect any monies or to foreclose on any collateral pursuant to the Cheyne Loan. The Group intends to vigorously defend against this action, the Group has nevertheless accrued for both the loan and accrued interest as of June 30, 2010.

●	Silverback – Hungarian co-producer

The Group has obtained a final judgment from the Queen’s Bench in England for approximately $300,000 erroneously converted to fees by a Hungarian co-producer on the motion picture Nine Miles Down. The Group is seeking to collect these fees back through enforcement by Hungarian courts and currently a bailiff has been appointed to collect the monies due in Hungary. The incorrectly appropriated fees have been included in the film asset in prior years. Capitalised film costs will be reduced upon collection of these fees.

●	Stonewood/Nine Miles Down

A settlement agreement for $250,000 has been reached with the liquidators of Gone to Hell (GTH) the production company for Nine Miles Down. The main beneficiaries of the GTH liquidation however are Stonewood; owned by the director of GTH and SAP INC for an action it took against the liquidator for interfering in the free distribution of the film. The debt to the liquidation is fully insured but only to the amount that is not payable back to SAP INC and Stonewood as they are the insured parties. The Group has guaranteed the legal costs of this action to make sure it releases the distribution rights to the movie. The Group has accounted for the legal expenses incurred related to this litigation by capitalizing them into film assets in the value of $200,000 as of June 30, 2010, due to the fact that these are direct expenditures that must be adapted to serve as the costs to this particular film.

●	Zeus VAT

The Group believes that the accrual of the VAT input refund or output VAT tax with respect to the Zeus transaction is highly uncertain.  Her Majesty’s Customs and Revenue (“HMRC”) raised issues regarding the Zeus transaction as early as May, 2008, and has made no determination regarding any of the inputs or outputs of VAT with respect to the Zeus transaction through today.  The situation is still unresolved in that HMRC have not made a VAT refund to the 17 companies formed by investors in the Zeus transaction (“SAFCO’s”) of the output VAT tax charged by Seven Arts on the supplies made for the SAFCO’s and declared on the Group’s VAT return filed in 2008 and in that HMRC has taken no steps to enforce the collection of the output VAT tax as declared by the Group, as an internal “hold” has been placed on collection by HMRC.  Until and unless this interest is lifted, HMRC will take no action to enforce the collection of the VAT output tax declared by the Group. The amount of VAT at issue is approximately £23,000,000 ($35,000,000) which would be both the amount owed by the Group to HMRC and the amount due to the Group from the SAFCO’s as their refund from HMRC. The collection department of HMRC has stopped the collection of the VAT due from the Group, and to date no notices of interest or penalties have been received. The Group does not expect any penalties or fees will result from the VAT related to the Zeus transaction, accordingly no accrual of interest or penalties have been accrued as of June 30, 2010.

The Group acquired the SAFCO’s as part of the Zeus transaction described above in May, 2009. The SAFCO’s are not consolidated into the Group as the Group still does not have control of the bank accounts and the accounting records. The Group has instructed counsel to liquidate the SAFCO’s under the applicable laws of the United Kingdom as described in Note 8.

One of the Group’s affiliates filed an action against Zeus Partners Limited and two of its executives for indemnity in relation to Value Added Tax due with respect to the Zeus Transaction.  The purpose of this action is to protect the Group’s rights with respect to any potential liability to the Group with respect to Value Added Tax arising out of the Zeus Transaction. This action was disallowed by the Court through a technicality, therefore subsequent to the date of the financial statements, June 30, 2010, the SAFCO’s themselves have now filed the same action against Zeus Partners Limited and two of its executives.

ITEM 9.  THE OFFER AND LISTING

 N/A

9.A. Ordinary Share Trading Information

Our ordinary shares have traded in the past five years on several different markets.  Starting in February of 2009, our shares have been quoted on the NASDAQ Capital Market under the symbol “SAPX”.  Starting in March of 2008 and continuing until February 12, 2009, our shares have been quoted on the Over-the-Counter Bulletin Board under the symbol “SAPxf”.  Our ordinary shares traded on the Alternative Investment Market in London, England from September 2004 until February 2007 under the symbol “SAPP”.  Our ordinary shares were listed on the PLUS Market in London, England starting in April 2007 under the symbol “SAP P”.  We notified our shareholders of our decision to de-list our ordinary shares on the PLUS Market on February 25, 2009 and this de-listing was approved by the shareholders at an extraordinary general meeting on March 16, 2009 and the de-listing was effective on March 24, 2009.

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

9.A.4 Price Information
Table No. 13 A
NASDAQ Capital Market
Ordinary Shares Trading Activity

Period	High (dollars)	Low (dollars)	Price at Period End (dollars)

Month Ended
January 31, 2011	$0.75	$0.75	$0.70
December 31, 2010	$1.07	$0.87	$1.01
November 30, 2010	$0.80	$0.48	$0.69
October 31, 2010	$0.91	$0.80	$0.84
September 30, 2010	$1.02	$0.84	$0.92
August 31, 2010	$1.27	$0.94	$1.06
July 31, 2010	$1.67	$1.22	$1.35
June 30, 2010	$1.98	$1.45	$1.59
May 31, 2010	$2.05	$1.70	$1.75
April 30, 2010	$3.00	$2.05	$2.05
March 31, 2010	$2.93	$1.95	$2.93
February 28, 2010	$2.75	$2.06	$2.25
January 31, 2010	$3.25	$2.50	$2.70
December 31, 2009	$3.24	$1.65	$2.54
November 30, 2009	$4.93	$3.03	$3.03
October 31, 2009	$5.20	$3.62	$4.80
September 30, 2009	$5.11	$3.25	$5.11
August 31, 2009	$4.29	$2.61	$3.75
July 31, 2009	$3.10	$2.60	$2.61
June 30, 2009	$5.97	$3.90	$3.95
May 31, 2009	$6.75	$5.00	$6.00
April 30, 2009	$7.00	$6.25	$6.60
March 31, 2009	$7.60	$5.25	$6.90
February 28, 2009 (1)	$6.75	$5.05	$5.60
Fiscal Quarter Ended
June 30, 2010	$3.00	$1.45	$1.59
March 31, 2010	$3.25	$1.95	$2.93
December 31, 2009	$5.20	$1.65	$2.54
September 30, 2009	$5.11	$2.60	$5.11
June 30, 2009	$7.00	$3.90	$3.95
March 31, 2009 (1)	$7.60	$5.05	$6.90
Fiscal Year Ended
June 30, 2010	$5.11	$1.45	$1.59
June 30, 2009	$7.60	$3.90	$3.95

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

(1) The Group’s shares ceased trading on the PLUS Market on March 24, 2009.

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

9.A.5. Ordinary and Preferred Share Description

Registrar/Ordinary Shares Outstanding/Shareholders

The authorized share structure consists of 102,636,800 ordinary shares par value of £0.25 each, 13,184,000 deferred shares of £0.45 each and 6,000,000 convertible redeemable preference shares of £1.00 each.  All the shares of ordinary stock of the Group are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets.

As of the date of this Form 20-F, 10,164,640 ordinary shares are issued and outstanding and no preference shares are issued and outstanding.

Interwest Transfer Group, 1981 Murray Holladay Road, Suite 100, Salt Lake City, UT  84117 is the registrar and transfer agent for the ordinary shares.

Stock Options and Warrants

Refer to Item No.6.E and Table No. 11 for additional information.

9.A.6. Rights of Securities.

No other class of securities materially qualifies the rights of holders of ordinary shares.

9.A.7. Securities Other Than Common or Ordinary Shares.

Langley Park Investment Trust PLC (“Langley”) has converted as of December 31, 2008, 1,250,000 of its convertible redeemable debentures (“Debentures”) into 1,000,000 ordinary shares, which are included in the ordinary shares outstanding as of December 31, 2008.  Langley’s remaining Debentures have a face value of £1,750,000 (approximately $3,432,500 at the exchange rate prevailing at the time of the financing) and are convertible into an aggregate of 1,400,000 ordinary shares.  There is no due date or required due date on our Debentures.  The Debentures rank junior to all our indebtedness and senior only to our ordinary or preference shares.

Our convertible redeemable preference shares and their terms of issuance are discussed above in Management’s Discussion and Analysis of Financial Condition and Results of Operation.  All the convertible redeemed preference shares formerly owned by Armadillo Investment plc, were sold to the Seven Arts Employee Benefit Trust on October 30, 2008 as indicated in Certain Related Transactions.  On November 20, 2008, EBT converted 2,500,000 of these preference shares into 2,000,000 ordinary shares and on May 25, 2010 the EBT converted the remaining 500,000 preference shares into 400,000 ordinary shares. . There were no preferred shares outstanding at June 30, 2010.

9.C. Stock Exchanges Identified

Seven Arts’ ordinary shares have traded in the past five years on several different markets.  Starting in February of 2009, the Group’s shares have been quoted on the NASDAQ Capital Market under the symbol “SAPX”.  Starting in March of 2008 and continuing until February 12, 2009, the Group’s shares had been quoted on the Over-the-Counter Bulletin Board under the symbol “SAPxf”. Seven Arts’ ordinary shares traded on the Alternative Investment Market in London, England from September 2004 until February 2007 under the symbol “SAPP”.  The Group’s ordinary shares were listed on the PLUS Market in London, England starting in April 2007 under the symbol “SAPP”.  Seven Arts notified the Group’s shareholders of the decision to de-list the Group’s ordinary shares from the PLUS Market on February 25, 2009 and this de-listing was approved by the shareholders at an extraordinary general meeting on March 16, 2009 and the de-listing was effective on March 24, 2009.

ITEM 10. ADDITIONALINFORMATION

10.A. Share Capital

N/A

10.A.1. Authorized/Issued Capital

N/A

10.A.2. Shares Not Representing Capital

N/A

10.A.3. Shares Held By Group.

N/A

10.A.4. Stock Options/Share Purchase Warrants

N/A

10.A.5. Stock Options/Share Purchase Warrants

N/A

10.A.6. History of Share Capital

N/A

10.A.7. Resolutions/Authorizations/Approvals

N/A

10.B. Articles of Association

Seven Arts was incorporated as Glasgow Park Investments PLC on 24 August 2001 under the English Group Act of 1985.  Pursuant to a resolution passed at a meeting of the shareholders of the Group that was held on 11 September 2001, the Group changed its name from Glasgow Park Investments PLC to The Cabouchon Collection PLC.  Pursuant to a resolution passed at a meeting of the shareholders of the Group that was held on 6 November 2003, the name of the Group was changed to Cabouchon PLC.  Pursuant to a resolution passed at a meeting of the shareholders of the Group that was held on 2 September 2004, the name of the Group was changed to Seven Arts Pictures PLC.

There are no restrictions on the business the Group may carry on in the Articles of Association attached hereto as Exhibit "1," as amended at an Extraordinary General Meeting of shareholders held on 10 March 2008.  Also included in Exhibit "1" is the Group's Board Memorandum on Financial Reporting Procedure presented to the Board of Directors on 9 January, 2007, as amended.

Under Article 124 of the Group’s Articles of Association, a director or senior officer must declare its interest in any existing or proposed contract or transaction with the Group and such director is not allowed to vote on any transaction or contract with the Group in which has a disclosable interest, unless the interest arises in accordance with certain circumstances as set forth in the Group’s Articles of Association.  A director may hold any office or place of profit with the Group in conjunction with the office of director, and no director shall be disqualified by his office from contracting with the Group.  A director or his firm may act in a professional capacity for the Group and he or his firm shall be entitled to remuneration for professional services.  A director may become a director or other officer or employee of, or otherwise interested in, any corporation or firm in which the Group may be interested as a shareholder or otherwise.  The director shall not be accountable to the Group for any remuneration or other benefits received by him.

Article 99 of the Group’s Articles addresses the duties of the directors.  Directors must manage or supervise the management of the business and affairs of the Group and have the authority to exercise all such powers which are not required to be exercised by the shareholders, or as governed by the Companies Act of 1985.  Article 100 addresses Committees of the Board of Directors.  Directors may, by resolution, create and appoint an executive committee consisting of the director or directors that they deem appropriate.  The committees established by the Group are the Audit Committee (currently Mr. Garstin, Ms. New, and Ms. Verdin), Nomination Committee (currently Ms. Hoffman, Mr. Hickox and Ms. Verdin) and Compensation Committee (currently Mr. Gibbs, Mr. Hickox, and Mr. Reardon).

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

Under Article 104, the board may exercise all the powers of the Group to borrow money, to guarantee, to indemnify, to mortgage or charge its undertaking, property, assets (present and future) and uncalled capital, and to issue debentures and other securities whether outright or as collateral security for any debt, liability or obligation of the Group or any third party.

A director need not be a shareholder of the Group, and there are no age limit requirements pertaining to the retirement or non-retirement of directors.  The directors are entitled to the remuneration for acting as directors, if any as the directors may from time to time determine.  If the directors so decide, the remuneration of directors, if any, will be determined by the shareholders.  That remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Group as such who is also a director.  The Group must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Group.  If any director performs any professional or other services for the Group that in the opinion of the directors are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Group’s business, he or she may be paid remuneration fixed by the directors, or, at the option of that director, fixed by ordinary resolution and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive.

Article 161 of the Group’s Articles of Association provides for the mandatory indemnification of directors, senior officers, former directors, and alternate, as well as their respective heirs and personal or other legal representatives, or any other person, to the greatest extent permitted by the New Act.  The indemnification includes the mandatory payment of expenses.  The directors may cause the Group to purchase and maintain insurance for the benefit of eligible parties.

The rights, preferences and restrictions attaching to each class of the Group’s shares are as follows:

The authorized share structure consists of 102,636,800 ordinary shares par value of £0.25 each, 13,184,000 deferred shares of £0.45 each and 6,000,000 convertible redeemable preference shares of £1.00 each.  All the shares of ordinary stock of the Group are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets.  Holders of ordinary stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders.  Holders of ordinary stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of the Group, holders of ordinary stock are entitled to receive pro rata the assets of Group, if any, remaining after payments of all debts and liabilities and the satisfaction of preferred shareholders, if any.  No shares have been issued subject to call or assessment.  There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

Subject to the Companies Act of 1985, the Group may alter its authorized share structure by ordinary and/or special resolution.  These ordinary and/or special resolutions may:

(1) create one or more classes or series of shares or, if none of the shares of a series of a class or series of shares are allotted or issued, eliminate that class or series of shares;

(2) increase, reduce or eliminate the maximum number of shares that the Group is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Group is authorized to issue out of any class or series of shares for which no maximum is established;

(3) grant authority to the Directors to allot ordinary shares in the capital of the Group in accordance with Sections 80 and 95 of the Companies Act 1985.  At the General Meeting held on 10 March 2008 the Directors of the Group were authorities to issue a total of 35,000,000 ordinary shares in the Group.  The authority granted expires at the conclusion of the Annual General Meeting to be held in 2009.

(4) subdivide or consolidate all or any of its unissued, or fully paid issued, shares;

(5) if the Group is authorized to issue shares of a class or shares with par value;
(a) decrease the par value of those shares; or
(b) if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(6) alter the identifying name of any of its shares; or

(7) otherwise alter its share or authorized share structure when required or permitted to do so.

The Group may by special resolution:

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

There are no provisions that would have the effect of delaying, deferring, or preventing a change in control of the Group.

There is no special ownership threshold above which an ownership position must be disclosed.

10.C. Material Contracts

The only material contracts are the Employment Agreements for the services of Peter Hoffman and Michael Garstin described in Item 6 No. 2C above, the agreements embodying the redeemable convertible preference shares and debentures referred to in Item 4 No. A above, and the contracts attached as Exhibits hereto and in previous Form 20-FR/A filings by the Group.

10.D. Exchange Controls

The United Kingdom has no system of exchange controls.  There are no United Kingdom restrictions on the repatriation of capital or earnings of an English public Group to non-resident investors.  There are no laws in the United Kingdom or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of Seven Arts’ securities.

Restrictions on Share Ownership by UK citizens:  There are no limitations under the laws of English or in the organizing documents of Seven Arts on the right of foreigners to hold or vote securities of Seven Arts.

10.E. Taxation

The following summary of the material United Kingdom income tax consequences are stated in general terms and are not intended to be advice to any particular shareholder.  Each prospective investor is urged to consult his or her own tax advisor regarding the tax consequences of his or her purchase, ownership and disposition of ordinary shares.  The tax consequences to any particular holder of ordinary shares will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holder’s particular circumstances.  This summary is applicable only to holders who are resident in the United States, have never been resident in United Kingdom, deals at arm’s length with the Group, hold their ordinary shares as capital property and who will not use or hold the ordinary shares in carrying on business in the United Kingdom.  Special rules, which are not discussed in this summary, may apply to a United States holder that is an issuer that carries on business in the United Kingdom and elsewhere.

Management urges each holder to consult his own tax advisor with respect to the income tax consequences applicable to him in his own particular circumstances.

UNITED KINGDOM INCOME TAX CONSEQUENCES

Disposition of Ordinary Stock.
The summary below is restricted to the case of a holder (a “Holder”) of one or more ordinary shares (“Ordinary Shares”) who for the purposes of the United Kingdom inland revenue acts ("Tax Acts") is a non-resident of the United Kingdom, holds his Ordinary Shares as capital property and deals at arm’s length with the Group.

Dividends
The UK does not require any tax to be withheld from the payment of dividends to holders of ordinary shares.

Disposition of Ordinary Shares
The UK does not impose any tax on investors disposing shares in a UK Group, unless those investors are either UK tax resident or operate through a UK permanent establishment which holds the shares.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a discussion of material United States Federal income tax consequences, under the law, generally applicable to a U.S. Holder (as defined below) of ordinary shares of the Group. This discussion does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (“the Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possible on a retroactive basis, at any time.  In addition, the discussion does not consider the potential effects, both adverse and beneficial, or recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.  The discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of ordinary shares of the Group.  Each holder and prospective holder of ordinary shares of the Group is advised to consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of ordinary shares of the Group applicable to their own particular circumstances.

U.S. Holders
As used herein, a “U.S. Holder” includes a holder of ordinary shares of the Group who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, an estate whose income is taxable in the United States irrespective of source or a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described in Section 7701(a)(30) of the Code.  This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders who hold ordinary shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their ordinary shares through the exercise of employee stock options or otherwise as compensation for services.  This summary is limited to U.S. Holders who own ordinary shares as capital assets.  This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire ordinary shares.

Distribution on Ordinary Shares of the Group
U.S. Holders receiving dividend distributions (including constructive dividends) with respect to ordinary shares of the Group are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Group has current or accumulated earnings and profits, without reduction for any U.K income tax withheld from such distributions.   Such U.K. tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s United States Federal Income tax liability or, alternatively, individuals may be deducted in computing the U.S. Holder’s United States Federal taxable income by those individuals who itemize deductions. (See more detailed discussion at “Foreign Tax Credit” below).  To the extent that distributions exceed current or accumulated earnings and profits of the Group, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the ordinary shares and thereafter as gain from the sale or exchange of the ordinary shares.  Dividend income will be taxed at marginal tax rates applicable to ordinary income while preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust.  There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

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

Dividends paid on the ordinary shares of the Group will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.  A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Group (unless the Group qualifies as a “foreign personal holding Group” or a “passive foreign investment Group”, as defined below) if such U.S.  Holder owns shares representing at least 10% of the voting power and value of the Group.  The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Under current Treasury Regulations, dividends paid on the Group’s ordinary shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax.  However, dividends and the proceeds from a sale of the Group’s ordinary shares paid in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 31% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit
For individuals whose entire income from sources outside the United States consists of qualified passive income, the total amount of creditable foreign taxes paid or accrued during the taxable year does not exceed $300 ($600 in the case of a joint return) and an election is made under section 904(j), the limitation on credit does not apply.

A U.S. Holder who pays (or has withheld from distributions) U.K. income tax with respect to the ownership of ordinary shares of the Group may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax.  This election is made on a year-by-year basis and applies to all foreign income taxes (or taxes in lieu of income tax) paid by (or withheld from) the U.S. Holder during the year.  There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his/her or its worldwide taxable income in the determination of the application of this limitation.  The various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process.  In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income”, and certain other classifications of income.  Dividends distributed by the Group will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes.  The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and management urges holders and prospective holders of ordinary shares of the Group to consult their own tax advisors regarding their individual circumstances.

Disposition of Ordinary Shares of the Group
A U.S. Holder will recognize gain or loss upon the sale of ordinary shares of the Group equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the ordinary shares of the Group.  Preferential tax rates apply to long-term capital gains of U.S. Holders, which are individuals, estates or trusts. This gain or loss will be capital gain or loss if the ordinary shares are capital assets in the hands of the U.S. Holder, which will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder.  Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year.  Deductions for net capital losses are subject to significant limitations.  For U.S. Holders, which are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted, but individuals may not carry back capital losses.  For U.S. Holders, which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations
In the following circumstances, the above sections of the discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of ordinary shares of the Group.

Foreign Personal Holding Group
If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Group’s outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 60% (50% after the first tax year) or more of the Group’s gross income for such year was derived from certain passive sources (e.g. from interest income received from its subsidiaries), the Group would be treated as a “foreign personal holding Group.”  In that event, U.S. Holders that hold ordinary shares of the Group would be required to include in gross income for such year their allocable portions of such passive income to the extent the Group does not actually distribute such income.

The Group does not believe that it currently has the status of a “foreign personal holding Group”.  However, there can be no assurance that the Group will not be considered a foreign personal holding Group for the current or any future taxable year.

Foreign Investment Group
If 50% or more of the combined voting power or total value of the Group’s outstanding shares are held, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31), and the Group is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Group might be treated as a “foreign investment Group” as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging ordinary shares of the Group to be treated as ordinary income rather than capital gains.
Passive Foreign Investment Group
As a foreign corporation with U.S. Holders, the Group could potentially be treated as a passive foreign investment Group (“PFIC”), as defined in Section 1297 of the Code, depending upon the percentage of the Group’s income which is passive, or the percentage of the Group’s assets which is held for the purpose of producing passive income.

Certain United States income tax legislation contains rules governing PFICs, which can have significant tax effects on U.S. shareholders of foreign corporations.  These rules do not apply to non-U.S. shareholders.  Section 1297 (a) of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is “passive income”, which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the Group is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more.  The taxation of a US shareholder who owns stock in a PFIC is extremely complex and is therefore beyond the scope of this discussion.  Management urges US persons to consult with their own tax advisors with regards to the impact of these rules.

Controlled Foreign Corporation
A Controlled Foreign Corporation (CFC) is a foreign corporation more than 50% of whose stock by vote or value is, on any day in the corporation’s tax year, owned (directly or indirectly) by U.S. Shareholders.  If more than 50% of the voting power of all classes of stock entitled to vote is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own actually or constructively 10% or more of the total combined voting power of all classes of stock of the Group could be treated as a “controlled foreign corporation” under Subpart F of the Code.  This classification would affect many complex results, one of which is the inclusion of certain income of a CFC, which is subject to current U.S. tax.  The United States generally taxes United States Shareholders of a CFC currently on its pro rata shares of the Subpart F income of the CFC.  Such United States Shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income and are also subject to current U.S. tax on its pro rata shares of the CFC’s earnings invested in U.S. property.  The foreign tax credit described above may reduce the U.S. tax on these amounts.  In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of ordinary shares of the Corporation which is or was a United States Shareholder at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Group (accumulated in corporate tax years beginning after 1962, but only while the shares were held and while the Group was “controlled”) attributable to the shares sold or exchanged.  If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to the United States Shareholders of the CFC.  This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders.  The PFIC provisions continue to apply in the case of PFIC that is also a CFC with respect to the U.S. Holders that are less than 10% shareholders.  Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion.

The amount of any backup withholding will not constitute additional tax and will be allowed as a credit against the U.S. Holder’s federal income tax liability.

Filing of Information Returns
Under a number of circumstances, United States Investor acquiring shares of the Group may be required to file an information return with the Internal Revenue Service Center where they are required to file their tax returns with a duplicate copy to the Internal Revenue Service Center, Philadelphia, PA 19255.  In particular, any United States Investor who becomes the owner, directly or indirectly, of 10% or more of the shares of the Group will be required to file such a return.  Other filing requirements may apply, and management urges United States Investors to consult their own tax advisors concerning these requirements.

10.G. Statement by Experts

NA

10.H. Document on Display

NA

10.I. Subsidiary Information

No disclosure required

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Group believes no disclosures regarding market risk are required because the Group owns no market risk sensitive investments.  The Group does enter into license agreements often denominated in dollars and its financial statements are calculated in British pounds sterling, which may result in variations in the value of dollar denominated license agreements.  See Table 4 for recent movements in the dollar/pound sterling exchange rate.  The Group adjusts its licensing requests to reflect currency exchange in the various foreign territories in which it licenses distribution rights.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A. Debt Securities

N/A

12.B. Warrants and Rights

N/A

12.C. Other Securities

N/A

12.D. American Depository Shares

N/A

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

N/A

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

N/A

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

The Group’s management, under the supervision and with the participation of the Group's Chief Executive Officer and Chief Financial (and principal accounting) Officer, carried out an evaluation of the effectiveness of the design and operation of the Group's disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Exchange Act) as of June 30, 2010.  Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Group’s disclosure controls and procedures were ineffective as of the end of the period covered by this report in that the Group had one material weakness in its internal control over financial reporting, described below under “Management’s Report on Internal Control over Financial Reporting.”

Management's Report on Internal Control over Financial Reporting

A Group’s internal control over financial reporting is a process designed by, or under the supervision of, a public Group’s principal executive and principal financial officers, or persons performing similar functions, and effected by the board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with international financial reporting standards (“IFRS”) including those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Group, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures are being made only in accordance with authorizations of management and directors of the Group, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Group’s assets that could have a material effect on the financial statements.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has assessed the effectiveness of our internal control over financial reporting as of June 30, 2010.  In making this assessment, our management used the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

During this evaluation, the Group identified a material weakness in its internal control over financial reporting.  A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.  The identified material weakness consists of, as of the end of the period covered by this report, limited resources and limited number of employees, and the need for additional personnel to prepare financial information in a timely manner under IFRS standards for timely compliance with the Group’s reporting obligations under the Exchange Act.  The Group failed to file its annual report with audited financial statements for the period ended June 30, 2010 by January 15, 2011 and is therefore approximately over 40 days late in making their filing, the second time for which the Group was delinquent.

This annual report does not include an attestation report of the Group’s independent registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Group’s independent registered public accounting firm.

Plan for Remediation of Material Weaknesses

To mitigate the current limited resources and limited employees, we rely heavily on direct management oversight of transactions, along with the use of legal and accounting professionals. As we grow, we expect to increase our number of employees and engage outsourced accounting professionals, which will enable us to implement adequate segregation of duties within the internal control framework.

These control deficiencies could result in a misstatement of account balances that would result in a reasonable possibility that a material misstatement to our consolidated financial statements may not be prevented or detected on a timely basis. Accordingly, we have determined that these control deficiencies as described above together constitute a material weakness.

In light of this material weakness, we performed additional analyses and procedures in order to conclude that our consolidated financial statements for the fiscal year ended June 30, 2010 included in this Annual Report on Form 20-F were fairly stated in accordance with the International Financial Reporting Standards (“IFRS). Accordingly, management believes that despite our material weaknesses, our consolidated financial statements for the fiscal year ended June 30, 2010 are fairly stated, in all material respects, in accordance with the IFRS.

Limitations on Effectiveness of Controls and Procedures

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal controls will prevent all errors and all fraud.  A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Further, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs.  Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Group have been detected.  These inherent limitations include, but are not limited to, the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake.  Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control.  The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.  Over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate.  Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rule 13a-15 or 15d-15 under the Exchange Act that occurred during the period ended June 30, 2010 that have materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Group’s Board of Directors has determined that the Group has one financial expert serving on its Audit Committee, Simon-Clement-Davies.  Mr. Clement-Davies is independent under NASDAQ listing standards.  Mr. Clement-Davies's professional qualifications are set forth in response to Item 6.

ITEM 16B. CODE OF ETHICS

The Group has not adopted a code of ethics that applies to its principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions.  The Group believes that the Board Memorandum on Financial Reporting Procedure (included as Exhibit 1) establishes the standards of conduct applicable to these officers of the Group.

ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES

The Group engaged RBSM LLP, an independent registered public accounting firm on October 1, 2009 to replace Mazars LLP, an UK-based independent accounting firm.  The following table shows the aggregated fees billed by our principal accountant, RBSM LLP for the audit and other services provided during and for the fiscal years ended October 31, 2010 and the aggregated fees billed by Mazars LLP during the fiscal year ended June 30, 2009:

	June 30,
	2010	2009(e)
Audit Fees (a)	$228,558	$-
Audit Related Fees (b)	-	-
Tax Fees (c)	-	-
All Other Fees (d)	-	465,288
Total	$228,558	$465,288

(a)
Audit fees consist of fees billed for professional services rendered during the fiscal year ended June 30, 2010 for the audit of the Group’s consolidated financial statements for the fiscal years ended June 30, 2009 and March 31, 2008 and for the three months ended June 30, 2008 as well as the review of the Group’s December 31, 2009’s interim unaudited consolidated financial statements and services that are normally provided in connection with statutory and regulatory filings or engagements.  We engaged our principal accountant, RBSM LLP in October 2009 and there was no professional services rendered prior to such date and hence no audit fees billed during the fiscal year ended June 30, 2009.

(b)
Audit related fees – The Group has not been billed by our principal accountant, RBSM LLP for audit related fees other than the audit fees disclosed in (a) since engaged in October 2009 through June 30, 2010.

(c)	Tax Fees - The Group has not been billed by our principal accountant, RBSM LLP for tax fees since engaged in October 2009 through June 20, 2010.

(d)	All Other Fees - The Group has not been billed by our principal accountant, RBSM LLP for all other fees since engaged in October 2009 through June 30, 2010.

(e)
The aggregated fees billed by Mazars LLP during the fiscal year ended June 30, 2009 for professional services rendered (audit-related work, SEC Filing, NASDAQ and AIM compliance work) to the Group in connection with audit related work of $141,584 and SEC filings, NASDAQ and AIM compliance work of $323,704, which totaled to $465,288.

The Group’s Audit Committee approved the engagement of RBSM LLP based on pre-approval policies and procedures which did not delegate either the Audit Committee or Board’s responsibilities to management.  The policies and procedures include approval of a fee estimate, discussion of the key accounting policies of the Group, review of the auditor’s professional qualifications and agreement on application of International Financial Reporting Standards.

(f). Independent Contractors

Not applicable

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

The Group now has three independent directors on its Audit Committee as required by NASDAQ Rule 5605(c) and Exchange Act Rule 10A-3.  Hubert Gibbs; Dan Reardon and Simon Clement-Davies are all considered independent directors by the Board of Directors(“Board”). Simon Clement-Davies is considered by the Board to be the financial expert on the audit committee.

The Group has already determined that it is in compliance with The Combined Code of Corporate Governance of the United Kingdom (the governing code of companies in the Group’s home country), Section A and B of which stipulate that the Audit Committee be comprised of at least two members and that they be independent “non-executive” directors.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY SEVEN ARTS/AFFILIATED PURCHASERS

N/A

ITEM 16.F. CHANGE IN REGISTRANT CERTIFYING ACCOUNTANT

Previous independent registered public accounting firm

On September 25, 2009 (the “Dismissal Date”) the Group notified Mazars LLP (“Mazars”)  that  it was dismissed as the Group’s  independent registered public accounting firm. The decision to dismiss the Mazars as the Group’s independent registered public accounting firm was approved by the Group’s Board of Directors on September 25, 2009.  The reports of Mazars on the Group’s consolidated financial statements for the fifteen month period ended June 30, 2008 and the year ended March 31, 2007 did not contain an adverse opinion or disclaimer of opinion, and such reports were not qualified or modified as to uncertainty, audit scope, or accounting principle.

During the fifteen month period ended June 30, 2008 and the year ended March 31, 2007 through the Dismissal Date, the Group has not had any disagreements with Mazars on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to Mazars’ satisfaction, would have caused them to make reference thereto in their reports on the Group’s consolidated financial statements for such periods.

During the fifteen month period ended June 30, 2008 and the year ended March 31, 2007 through the Dismissal Date, there were no reportable events, as defined in Item 304(a)(1)(v) of Regulation S-K.

The Group provided Mazars with a copy of this disclosure and was requested to furnish a letter addressed to the Securities & Exchange Commission stating whether or not it agrees with the above statements. Upon receipt of the letter, we shall include the letter in an amendment to this Annual Report

New independent registered public accounting firm

On October 1, 2009  (the “Engagement Date”), the Group engaged RBSM LLP (“RBSM ”) as its independent registered public accounting firm for the Group’s fiscal year ended June 30, 2009. The decision to engage RBSM as the Group’s independent registered public accounting firm was approved by the Group’s Board of Directors.

During the three months ended June 30, 2008, the fiscal year ended March 31, 2008 and the year ended March 31, 2007 and through the Engagement Date, the Group has not consulted with RBSM regarding either:

(1) the application of accounting principles to any specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Group’s financial statements, and neither a written report was provided to the Group nor oral advice was provided that RBSM  concluded was an important factor considered by the Group in reaching a decision as to the accounting, auditing or financial reporting issue; or

(2) any matter that was either the subject of a disagreement (as defined in paragraph (a)(1)(iv) of Item 304 of Regulation S-K and the related instructions thereto) or a reportable event (as described in paragraph (a)(1)(v) of Item 304 of Regulation S-K).

ITEM 16. G. CORPORATE GOVERNANCE

The Group believes its corporate governance practices are consistent with those required by the domestic companies listed on NASDAQ.

PART III

ITEM 17. FINANCIAL STATEMENTS

ITEM 18. FINANCIAL STATEMENTS

The financial statements as required under Item No. 18 are attached hereto and found immediately following the text of this annual report.  The audit report of RBSM LLP, Independent Registered Public Accounting Firm, is included herein immediately preceding the audited financial statements.

ITEM 19.   EXHIBITS

Exhibit No.	Description
1.1	Form of Underwriting Agreement**
2.1	Asset Acquisition Agreement dated as of July 1, 2010 between Seven Arts Entertainment Inc. and Seven Arts Pictures Plc*
3.1	Articles of Association*
3.1.2	Articles of Incorporation of Seven Arts Entertainment Inc.*
3.2	By-Laws and Board Memorandum of Seven Arts (incorporated by reference to Exhibit 2 to Amendment No. 12 to our Registration Statement on Form 20-F filed on December 12, 2008)
3.2.2	By-Laws of Seven Arts Entertainment Inc.*
4.1	Specimen Ordinary Share Certificate*
4.2	Langley Debentures*
10.1	Form of Lock-Up Agreement**
10.2	Employment Agreement for Peter Hoffman*
10.2.2	Restated Employment Agreement for Peter Hoffman*
10.2.3	Employment Agreement Amendment for Peter Hoffman*
10.3	Employment Agreement for Michael Garstin*
10.4	Subscription Agreement, dated 2004, between Seven Arts Pictures plc and Langley Park Investments plc*
10.5	Subscription Agreement, dated August 2004, between Cabouchon plc and Armadillo Investments plc*
10.6	Loan and Security Agreement, dated as of February 15, 2006, among Arrowhead Target Fund Ltd. Seven Arts Future Flows I, LLC, Seven Arts Filmed Entertainment Limited, and Seven Arts Pictures Inc.*
10.7
Master Agreement, dated December 2006, among Cheyne Specialty Finance Fund L.P. and Arrowhead Consulting Group LLC and Seven Arts Pictures PLC, Seven Arts Filmed Entertainment, Ltd., Seven Arts Pictures, Inc., Seven Arts Future Flows I and affiliates*

10.8	Subscription Agreement, dated March 6, 2007, between Seven Arts Pictures plc and Unique Fidelity Engineering Limited*
10.9	Credit Agreement, dated October 11, 2007, between Seven Arts Louisiana, LLC and Advantage Capital Community Development Fund, L.L.C.*
10.10
Assignment Agreement, dated April 22, 2008, among Cheyne Specialty Finance Fund L.P., Seven Arts Filmed Entertainment Limited, Peter Hoffman, Seven Arts Pictures plc, Seven Arts Future Flows I LLC and other parties affiliated with Seven Arts Pictures plc.*

10.11	Stock Sale Agreement, dated October 2008, between Seven Arts Pictures plc, Smith & Williamson Trustees (Jersey) Limited and Armadillo Investments Ltd.*
10.12	Convertible Loan Agreement, dated October 15, 2008, between Seven Arts Pictures plc and Trafalgar Capital Specialized Investment*
10.13	Bridging Loan Agreement, dated January 31, 2008, between Seven Arts Pictures plc and Trafalgar Capital Specialized Investment*
10.14	Guarantee and Debenture, dated January 31, 2008, from Seven Arts Pictures plc and Seven Arts Filmed Entertainment Limited to Trafalgar Capital Specialized Investment*
10.15	Intercompany Agreement, dated November 1, 2004, between Seven Arts Pictures plc and Seven Arts Pictures, Inc.*
10.16	Letter Agreement, dated September 2, 2004, Regarding the Intercompany Agreement between Seven Arts Pictures plc and Seven Arts Filmed Entertainment Limited*
10.17	Distribution Agreement, between Seven Arts Filmed Entertainment Limited and Seven Arts Louisiana LLC*
10.18	Trust Deed, dated October 21, 2008, establishing The Seven Arts Pictures Employee Benefit Trust between Seven Arts Pictures plc and Smith & Williamson Trustees (Jersey) Limited*
10.19	Loan Agreement, dated October 2008, relating to between The Seven Arts Pictures Employee Benefit Trust between Seven Arts Pictures plc and Smith & Williamson Trustees (Jersey) Limited*
10.20	Operating Agreement, dated November 21, 2008, relating to The Seven Arts Pictures Employee Benefit Trust between Seven Arts Pictures plc and Smith & Williamson Trustees (Jersey) Limited*
10.21	Loan Agreement, dated December 17, 2007, between Palm Finance Corporation and Gone to Hell Limited*
10.22	Loan Agreement, dated May 7, 2007 among Palm Finance Corporation and affiliates of Seven Arts Pictures plc*
10.23	Restated Intercompany Agreement between Seven Arts Pictures Inc. and Seven Arts Entertainment Inc.*
10.24	Subscription Agreement, dated August 30, 2010 and revised December 17, 2010 and February 9, 2011, between Seven Arts Pictures plc and Agua Alta LTD (filed herewith)
10.25	Subscription Agreement, dated August 30, 2010 and revised December 17, 2010 and February 9, 2011, between Seven Arts Pictures plc and Scarborough Limited (filed herewith)
10.26	Subscription Agreement, dated August 30, 2010 and revised December 17, 2010 and February 9, 2011, between Seven Arts Pictures plc and Sendero Capital Inc. (filed herewith)
12.1	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith)
13.1	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith)
20.1	Notice of Extraordinary General Meeting of Shareholders of Seven Arts Pictures Plc.*
21.1	List of Subsidiaries (incorporated by reference to the organizational chart of Seven Arts Pictures plc included in this Form 20-F on page 38)
———————
*	Filed as an exhibit to Amendment No. 4 to Registration Statement on Form F-1 on September 27, 2010 and incorporated herein by reference.
**	To be filed at a future date.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Seven Arts Pictures plc

	By:	/s/ Peter Hoffman
Name: Peter Hoffman
Title: Chief Executive Officer and Principal Financial Officer
Date: February 28, 2011

Seven Arts Pictures Plc

Consolidated Financial Statements

For the fiscal years ended June 30, 2010 and 2009,
the three month period ended June 30, 2008 and the fiscal year ended March 31, 2008

INDEX TO FINANCIAL STATEMENTS

INDEX	F-2

Report of Independent Registered Public Accounting Firm	F-3

Consolidated Statements of Operations and Other Comprehensive Income (Losses) for The Years Ended June 30, 2010, June 30, 2009 and March 31, 2008, and for The Three Months Ended June 30, 2008	F-4

Consolidated Balance Sheets as of June 30, 2010, 2009 and 2008, and March 31, 2008	F-5

Consolidated Statements of Cash Flows for The Years Ended June 30, 2010, June 30, 2009 and March 31, 2008, and for The Three Months Ended June 30, 2008	F-6

Consolidated Statements of Stockholders’ Equity for The Years Ended June 30, 2010, June 30, 2009 and March 31, 2008, and for The Three Months Ended June 30, 2008	F-7 to F-8

Notes to Consolidated Financial Statements	F-9 to F-51

RBSM LLP

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Seven Arts Pictures Plc
London, UK

We have audited the accompanying consolidated balance sheets of Seven Arts Pictures Plc and its wholly owned subsidiaries (the “Group”), as of June 30, 2010, 2009 and 2008 and March 31 2008, and the related consolidated statements of operations and comprehensive income (loss), stockholders’ equity and cash flows for the years ended June 30, 2010, June 30 2009 and March 31, 2008 and three months period ended June 30, 2008. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We have conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance   about whether the financial   statements are free of material misstatement.  The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Group at June 30 2010,  2009 and 2008 and March 31 2008 and the results of its operations and its cash flows for the years ended June 30, 2010 June 30 2009 and March 31, 2008 and the three months period ended June 30, 2008 in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

/s/ RBSM LLP
New York, New York
February  28, 2011

Seven Arts Pictures Plc
Consolidated Statements of Operations and Other Comprehensive Income/(Loss)

		Year ended	Year ended	Three months ended	Year ended
		June 30,	June 30,	June 30,	March 31,
	Notes	2010	2009	2008	2008
Revenue:
Film revenues	2	$1,974,516	$4,217,910	$2,792,836	$3,265,808
Fee related revenues - related party	2	4,442,919	6,014,313	-	-
Total revenues	2	6,417,435	10,232,223	2,792,836	3,265,808
Cost of sales
Amortization and impairment of film costs	10	(1,770,650)	(2,559,932)	(781,030)	(490,239)
Other cost of sales		(628,326)	(2,103,391)	(520,541)	(3,597,469)
Cost of sales		(2,398,976)	(4,663,323)	(1,301,571)	(4,087,708)

Gross profit		4,018,459	5,568,900	1,491,265	(821,900)
Operating expenses
General & administrative Expenses		(2,619,205)	(3,582,348)	(711,479)	(4,015,533)
Bad debt expense		(319,344)	(542,811)	-	-
Total operating expenses		(2,938,549)	(4,125,159)	(711,479)	(4,015,533)

Profit/(loss) before interest and taxes		1,079,910	1,443,741	779,786	(4,837,433)
Net interest (expense) income
Interest expenses	3	(1,815,970)	(10,907,555)	(3,696,033)	(672,973)
Interest income	3	110,409	8,599,096	3,272,868	466,887
Net interest (expense)	3	(1,705,561)	(2,308,459)	(423,165)	(206,086)

Profit/(loss) before taxes and other income		(625,651)	(864,718)	356,621	(5,043,519)
Other income	4	150,000	5,601,683	-	-
Profit/(loss) before taxes		(475,651)	4,736,965	356,621	(5,043,519)

Provision for income tax (benefit)	5	-	-	-	(485,634)
Net Income (Loss)		(475,651)	4,736,965	356,621	(4,557,885)
Comprehensive Income(Loss):

Net Income (Loss)		$(475,651)	$4,736,965	$356,621	$	(4,557,885)
Foreign exchange translation gain (loss)		420,963	(1,413,066)	5,249		-
Comprehensive Income (Loss)		$(54,688)	$3,323,899	$361,870		$(4,557,885)

Basic profit/(loss) per share	6	$(0.07)	$0.78	$0.07		$(0. 97)
Diluted profit/(loss) per share	6	$(0.07)	$0.58	$0.04	$	(0.97)

Weighted average number of ordinary shares used in the profit (loss) per share calculation:
Basic	7,013,601	6,051,453	4,870,800	4,676,301
Diluted	7,013,601	8,146,953	8,255,855	4,676,301

See accompanying notes to consolidated financial statements

Seven Arts Pictures Plc
Consolidated Balance Sheets

		June30,	June 30,	June 30,	March 31,
	Notes	2010	2009	2008	2008
Assets
Cash and cash equivalents	1.16	$26,818	$28,793	$1,172,593	$2,133,338
Restricted cash and cash equivalents - Zeus	1.17	-	-	112,394,240	198,405,009
Trade receivables	7	1,478,400	1,579,086	4,273,337	8,302,975
Trade receivables - Zeus	7	-	-	247,322,586	53,601,395
Due from related parties, net	7	3,021,184	2,048,133	2,794,727	2,049,405
Other receivables and prepayments	7	263,150	788,728	11,558,620	7,035,996
Investments	9	-	-	1,595,520	1,595,280
Film costs, net	10	23,808,869	22,902,513	19,704,379	29,221,441
Property and equipment, net	11	26,389	40,112	37,135	42,757
Total assets		$28,624,810	$27,387,365	$400,853,137	$302,387,596

Liabilities and shareholders equity
Accounts payable and accrued liabilities	12	$4,718,972	$4,078,020	$7,067,303	$2,738,904
Participation and residuals	12	480,357	666,707	1,657,906	1,549,635
Bank loans – Zeus	13	-	-	225,478,399	225,444,481
Other loans	13	1,534,591	2,507,531	-	997,050
Film & production loans	13	16,766,689	15,320,650	23,237,878	35,214,793
Deferred income	12	1,460,230	1,363,610	1,287,400	3,263,809
Deferred income – Zeus	12	-	-	118,067,801	27,247,893
VAT payable	12	1,463,497	1,734,238	23,224,656	5,521,034
Total liabilities		26,424,336	25,670,756	400,021,343	301,977,599

Shareholders’ equity
Issued capital	14	14,842,224	16,174,814	19,454,686	19,454,686
Convertible debentures	15	3,432,450	3,432,450	3,432,450	3,432,450
Additional paid in capital	14,17	9,248,415	7,735,990	4,415,026	4,355,100
Receivable from related parties	18	(2,121,458)	(2,480,176)	-	-
Accumulated deficit		(20,938,095)	(25,675,060)	(26,031,681)	(21,473,796)
Translation reserve		(1,787,411)	(2,208,374)	(795,308)	(800,558)
Profit/(loss) current period		(475,651)	4,736,965	356,621	(4,557,885)

Shareholders’ equity		2,200,474	1,716,609	831,794	409,997

Total liabilities and shareholders’ equity		$28,624,810	$27,387,365	$400,853,137	$302,387,596

See accompanying notes to consolidated financial statements

Seven Arts Pictures Plc
Consolidated Statements of Cash Flows

	Year ended	Year ended	Three months ended	Year ended
	June 30,	June 30,	June 30,	March 31,
	2010	2009	2008	2008
Cash flow from operating activities

Net income/(loss)	$(475,651)	$4,736,965	$356,621	$(4,557,885)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation of property and equipment	13,884	26,702	7,163	14,979
Amortization of film cost	1,575,093	2,559,932	781,030	490,239
Impairment of film cost	195,557
Write off of previously capitalized film assets	244,640	-	-	-
Forgiveness of debt	(150,000)	(5,601,683)	-	-
Forgiveness of interest by lender	(383,874)	-	-	-
Reduction of EBT interest receivable	178,904	-	-	-
Stock based compensation	-	459,741	60,104	121,878
Write-off of other receivables and prepayments	572,509	-	-	-
Ordinary shares issuance in exchange for interest and fees	257,159	-	-	-
Bad debts expenses and provision for doubtful accounts	319,345	542,811	(9,324)	159,974
Write-off of previously accrued participations	(215,250)	-	-	-
Changes in operating assets and liabilities:
Restricted cash – Zeus		102,698,377	86,040,618	(198,405,009)
Trade receivables	(218,659)	1,080,401	(3,099,686)	7,103,737
Zeus receivables	-	225,986,921	(188,191,262)	(59,122,429)
Due to and due from related parties, net	(907,699)	337,334	(745,013)	(726,068)
Capitalized film assets	(2,470,299)	(5,669,371)	(1,924,271)	(2,562,046)
Other assets	(66,008)	5,037,407	(3,214,524)	(2,959,597)
Accounts payable	541,212	1,753,087	(194,882)	5,558,257
Other current liabilities	2,205,483	(23,937,024)	22,338,463	(3,223,066)
Deferred income –Zeus	-	(107,629,111)	90,815,318	27,066,971
Deferred income – non Zeus	96,620	76,210	(1,976,409)	2,296,365
Proceeds from/(repayment of) Zeus loan		(206,027,156)	-	225,444,481
Net cash provided by (used in) operating activities	1,312,966	(3,568,458)	1,043,946	(3,299,219)

Cash flow from investing activities
Purchase of property and equipment	(2,808)	(37,039)	(1,542)	(26,821)

Net cash used in in investing activities	(2,808)	(37,039)	(1,542)	(26,821)

Cash flow from financing activities:
Proceeds from/(repayment of) participation equity/investment and notes payable	(1,353,958)	2,413,294	(2,004,612)	4,400,002
Issuance of ordinary stock for cash	23,818	36,429	-	849,487

Net cash provided by (used in) financing activities	(1,330,140)	2,449,723	(2,004,612)	5,249,488

Net increase/(decrease) in cash	(19,982)	(1,155,773)	(962,208)	1,923,449
Cash and cash equivalents at beginning of period	28,793	1,172,593	2,133,338	9,317

Effect of exchange rate changes on cash and cash equivalents	18,007	11,973	1,463	200,573

Cash and cash equivalents at end of period	$26,818	$28,793	$1,172,593	$2,133,338

	Year ended	Year ended	3 months ended	Year ended
	June 30,	June 30,	June 30,	March 31,
	2010	2009	2008	2008

Supplemental disclosure of cash flow information:
Cash paid during the year or period for:
Interest	$1,173,528	$9,854,087	$437,910	$245,768
Income taxes	-	-	-	-

Non cash investing and financing transactions:
Capitalised film cost acquired under Knife Edge tax credit	$-	$-	$-	$2,614,084
EBT receivable set off against equity accounts	$-	$2,480,176	$-	$-
Production loan received for capitalised film cost /development cost	$-	$1,700,998	$399,558	$11,204,756
Accounts receivable applied against loan set off	$457,374	$1,005,998	$311,873	$496,465
Production loan settled by shares owned by EBT	$133,661	$-	$-	$-
Reclassification of share premium to accrued liabilities	$221,142	$-	$-	$-
Related party advances settled by shares owned by EBT	$212,980	$-	$-	$-
Interest of loan payable capitalized on film assets	$429,142	$750,997	$673,084	$2,692,338
Accrued interest included in loan payable amount	$1,946,705	$1,463,893	$437,973	$245,277

 See accompanying notes to consolidated financial statements

Seven Arts Pictures Plc
Consolidated Statement of Shareholders' Equity

	Ordinary Stock		Deferred Stock		Convertible Preference Shares		Convertible Debentures		Additional Paid in Capital	Receivable from Related Parties	Accumulated Deficit	Translation Adjustment
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Amount	Amount	Amount	Amount	Total

Balance, March 31, 2007	4,336,800	$1,883,079	13,184,000	$11,636,594	3,000,000	$5,668,800	1,750,000	$3,432,450	$3,650,308	$-	$(21,473,796)	$(800,558)	$3,996,877
Ordinary Stock Issued to Unique Fidelity Engineering (£1.50 per share)	34,000	16,950							84,749				101,699
Ordinary Stock Issued to US Dry Cleaning Inc (£0.75 per share)	500,000	249,264							498,525				747,789
Option Issued for the period									121,518				121,518
Net Profit/ (loss) for the period											(4,557,885)		(4,557,885)
Balance, March 31, 2008	4,870,800	$2,149,292	13,184,000	$11,636,594	3,000,000	$5,668,800	1,750,000	$3,432,450	$4,355,100	$-	$(26,031,681)	$(800,558)	$409,998
Option issued for the period									59,926				59,926
Net Profit/ (loss)											356,621	5,249	361,870
Balance, June 30, 2008	4,870,800	$2,149,292	13,184,000	$11,636,594	3,000,000	$5,668,800	1,750,000	$3,432,450	$4,415,026	$-	$(25,675,060)	$(795,309)	$831,793
Exercise of Stock Options Oct 2008 £(0.756 per share)	12,500	5,161							10,446				15,607
EBT conversion of 2,500,000 preference shares into 2,000,000 ordinary shares (£0.255 per share)	2,000,000	825,800			(2,500,000)	(4,129,000)			3,303,200				-
Exercise of Stock Option Dec 2008 (£1.05 per share)	10,000	4,129							13,246				17,375

Seven Arts Pictures Plc
Consolidated Statement of Shareholders' Equity (Continued)

	Ordinary Stock		Deferred Stock		Convertible Preference Shares		Convertible Debentures		Additional Paid in Capital	Receivable from Related Parties	Accumulated Deficit	Translation Adjustment
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Amount	Amount	Amount	Amount	Total

Issuance of Ordinary Stock to Trafalgar in exchange for cancellation of options May 2009	34,000	14,038							(14,038)				-
Options issued for period end June 30, 2009									195,521				195,521
Adjustment for issuance of 700,000 shares in settlement of the March 31, 2007 Apollo loan									(408,553)				(408,553)
Share options subscribed December 2, 2008paid $200,000 but not issued									221,142				221,142
EBT Stock Purchase										(2,480,176)			(2,480,176)
Net Profit/ (loss)											4,736,965		4,736,965
Foreign currency Translation gain/(loss)												(1,413,066)	(1,413,066)
Balance, June 30, 2009	6,927,300	$2,998,420	13,184,000	$11,636,594	500,000	$1,539,800	1,750,000	$3,432,450	$7,735,990	$(2,480,176)	$(20,938,095)	$(2,208,374)	$1,716,609
Exercise of share options at £1.475/share	10,000	4,037							19,781				23,818
Shares issued in error, guaranteed to be returned by a related party	40,000	16,148							103,852	(120,000)			-
Transfer of M Garstin stock subscription to accrued payable									(221,142)				(221,142)
Issuance of ordinary stock in exchange for, interest and fees	100,000	37,405							219,754				257,159
EBT conversion of 500,000 preference shares into 400,000 ordinary shares (£0.255 per share)	400,000	149,620			(500,000)	(1,539,800)			1,390,180				-
Loan payable, settled by shares owned by EBT										133,661			133,661
Pay down of due to related party (SAPINC) with shares owned by EBT										212,980			212,980
Net reduction in interest of related party receivable										132,077			132,077
Net (loss)											(475,651)		(475,651)
Foreign currency Translation gain/(loss)												420,963	420,963
Balance, June 30, 2010	7,477,300	$3,205,630	13,184,000	$11,636,594	-	$-	1,750,000	$3,432,450	$9,248,415	$(2,121,458)	$(21,413,746)	(1,787,411)	$2,200,474

Seven Arts Pictures Plc - Years ended June 30, 2010 and 2009, three months ended June 30, 2008 and year ended March 31, 2008
Notes to consolidated financial statements

Basis of consolidation

The consolidated financial statements included the financial statements of Seven Arts Pictures Plc (“SAP Plc”), and its wholly owned subsidiaries, Seven Arts Filmed Entertainment Limited (“SAFE Ltd”), Seven Arts Filmed Entertainment (UK) Limited, Cinematic Finance Limited and Cinematic Finance (Equicap) Ltd, herewith refer as (the “Group” or “Seven Arts”) see Note 8 for detail on consolidated entities. All significant intercompany balances and transactions have been eliminated on consolidation.

The Group changed its fiscal year end from March 31 to June 30 during the period ended June 30, 2008. Accordingly the Group has included a three month stub period ended June 30, 2008 in its consolidated financial statements.

The Group consolidates the revenues and expenses of Seven Arts Pictures Louisiana LLC (“SAPLA”), a related party or an affiliated company, solely as such relate to film distribution revenues and fee related revenues controlled by the Group and payable to the Group.  The Group does not control SAPLA and is not responsible for the losses or indebtedness of SAPLA, except with respect to a guarantee of one loan for a post-production facility as discussed in note 13.

The Group engages in transactions with affiliates under which the affiliates produce and deliver motion pictures to the Group and in the case of SAPLA are also constructing a production facility for such productions. None of these affiliates are variable interest entities or special purpose entities required to be consolidated in accordance with SIC-12, Consolidation – Special Purpose Entities issued by the International Accounting Standards Board (the “IASB”).

Nature of the Business

The Group consists of the independent motion picture production companies engaged in developing, financing, producing and licensing theatrical motion pictures with budgets in the range of $2 million to $15 million for exhibition in domestic (i.e. USA/Canada) and foreign theatrical markets and for subsequent post theatrical worldwide release in other forms of media, including DVD, home video, pay-per-view and free television.

1	Accounting policies

1.1	Basis of accounting

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union (“EU”) the Companies Act 2006 and Article 4 of the International Accounting Standard (“IAS”) Regulations. In addition, the Group also complied with IFRS as issued by the IASB.

The Group produces and acquires motion pictures for distribution in theatres, on home entertainment and/or for television exploitation. The Group operates in one principal business segment as a motion picture producer and distributor. Whether considered individually or in combination, the Group’s business as both a motion picture producer and distributor, do not constitute separate segments under IFRS 8 Operating Segments.  The Group believes that all of its businesses are functionally and financially similar.

The Group has also engaged in various transactions under which it has received cash proceeds from the transfer of tax credits or other tax benefits associated with its motion picture productions.  Any such proceeds are generally treated as a reduction in the production costs of the applicable motion picture.

a)
To the extent such tax benefit proceeds would exceed the capitalized cost of the film or represent fee income not applied to production cost, such proceeds are accounted for as producers’ fees income where relevant producers contracts are in place.

b)	To the extent that the Group were to receive benefits from tax advantaged investments relating to

a.	a picture that has not commenced production by a particular date and that investment is forfeited such that the Group has no further obligations to the investor (See note 1.3)

b.	third party productions taken on by the Group as sales agent/distributor then such benefits are also recorded as producer fees income

1.2	Transition from UK GAAP to IFRS

The consolidated financial statements of the Group as of June 30, 2010, June 30, 2009, June 30 2008 and March 31, 2008 ("the financial statements") have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the IASB.  IFRSs are standards and interpretations that have been adopted by the IASB.  These standards include:

a.	International Financial Reporting Standards (IFRSs);
b.	International Accounting Standards (IASs) and;
c.	Interpretations by the International Financial Reporting Interpretation Committee (IFRICs) or its predecessor, the Standing Interpretations Committee (SICs).

The financial statements are in the scope of IFRS1 First Time Adoption of International Financial Reporting Standards ("IFRS1") as they present annual financial statements of the Group for the year ended June 30, 2010, the year ended June 30 2009, the three months ended June 30, 2008 and the year ended March 31, 2008 subsequent to the transition date to IFRS, under IFRS1, which is April 1, 2007 (the "transition date").

The financial statements being presented have not been previously prepared in accordance with generally accepted accounting principles in the United Kingdom (UK GAAP”), and accordingly, comparative data in these financial statements did not require restatement to retrospectively reflect the adoption of IFRS.

The reconciliation of the Group’s previously reported retained earnings under UK GAAP as of March 31, 2007 to the opening retained earnings is presented in footnote 21 to these financial statements.

1.3	Revenue Recognition

Revenues earned by the Group can be classified into two categories:-

1)	Film revenues: earned from the exploitation of our new productions, back catalogue and third party productions taken on as sales agent

2)
Fee-related revenues:  Producer’s fees income earned by the Group on productions controlled by the Group is earned when the Group is entitled to receive under a binding agreement a fixed sum irrespective of the distribution revenue from that picture.

Film revenues

The Group’s specific film revenue recognition policies recognize revenue from a sale (minimum guarantee – non refundable advances) or licensing arrangement (royalty agreement) of a film when all of the following conditions are met:

a.	Persuasive evidence of a sale or licensing arrangement with a customer exists.
b.
The film is complete and, in accordance with the terms of the arrangement, has been delivered or is available for immediate and   unconditional delivery. (i.e. the “notice of delivery”(NOD)  has been sent and there is a master negative available for the customer)

c.	The license period of the arrangement has begun and the customer can begin its exploitation, exhibition, or sale.
d.	The arrangement fee is fixed or determinable.
e.	Collection of the arrangement fee is reasonably assured.

A written agreement with clients (purchase order, letter, contract, etc.,) indicating the film name, territory and period is required for the recognition of revenue. Revenue is recognized when the performance criteria in the contracts have been met. The customer generally confirms agreement by their signature on the contract:

Minimum guarantee revenue (i.e. non-refundable advances) is recognized as and when the film is available for delivery to the respective territories.   Cash deposits received on the signing of the contracts are recorded as deferred income until the film is available for delivery (as described above) at which point the deposit revenue is recognized.  The Group does not recognize any revenues relating to minimum guarantee on any motion picture or amortization expenses on that picture until United States theatrical release if it has agreed with the licensees that delivery or payment of minimum guarantee will be delayed for any material period of time to permit such a theatrical release.

Royalty revenue which equates to an agreed share of gross receipts of films is recognized as income as and when the Group is notified of the amounts by the customers through their royalty reports.

Fee-related revenues

Many countries make tax credits available to encourage film production in the territory. Seven Arts benefits from tax credits in

a)	the UK and several other European territories for their European productions
b)	Canada for their Canadian productions
c)	Louisiana for their US productions
d)	Tax preferred financing deals

In the majority of circumstances these tax credits are treated as a reduction in the capitalized costs of the film assets they are financing. However, to the extent such tax benefit proceeds would

a)	exceed the capitalized cost of the film or
b)	represent fee income not applied to production cost, such proceeds are accounted for as producers’ fees income where relevant producers contracts are in place.

In addition, to the extent that the Group was to receive benefits from tax advantaged investments relating to

a)	a picture that has not commenced production by the investment agreement closing date that investment is forfeited such that the Group has no further obligations to the investor
b)	third party productions taken on by the Group as sales agent/distributor then such benefits are also recorded as producer fees income

One of the risks for the investor associated with these tax advantaged investments is that a particular picture will not start production within the investment agreement period therefore giving an asset value of $Nil to their slate of investments. The contract with the Group will generally state that there is no recourse to the Group and associated companies as this is one of the many risks of the film industry that the investors are made aware of on signing the investment agreements. Therefore, when a picture  has not commenced production by the investment agreement closing date that investment is forfeited and the Group has no further obligations to the investors.  These financing schemes are part of the general operations of the Group in its role of producer. Revenues in the most recent year ended June 30, 2010 included $2,650,794 in fee income derived from a structured film and distribution cost financing with UK investors and additional producer fee of $1,792,125 associated with films produced in Louisiana.

1.4	Investments

Investments are held at the lower of cost or net realizable value, and reviewed annually for any impairment charges. As of June 30, 2010 the Group has no outstanding investments.

1.5	Film costs

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

Ultimate revenue includes estimates over a period not to exceed ten years following the date of initial release. Film costs are stated at the lower of amortized cost or estimated fair value. Individual film costs are reviewed on a title-by-title basis, when an event or change in circumstances indicates that the fair value of a film is less than its unamortized cost. The fair value of the film is determined using management’s future revenue and cost estimates and a discounted cash flow approach. Impairment is recorded in the amount by which the unamortized costs exceed the estimated fair value of the film. Estimates of future revenue involve measurement uncertainty and it is therefore possible that reductions in the carrying value of investment in films may be required as a consequence of changes in management’s future revenue estimates.

Films are included in the general “library” category when initial release dates are at least three years prior to the acquisition date.

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

1.6	Property and equipment and depreciation

Property and Equipment are stated at cost less accumulated depreciation.  Depreciation is provided for using the following rates and methods:

Computer equipment and software        2 - 5 years straight line
Furniture and equipment                         2 - 5 years straight line

1.7	Income taxes

Income taxes are accounted for by providing for the relevant tax charge as an asset or liability.  The financial accounting and reporting for income taxes allows recognition and measurement of deferred assets based upon the likelihood of realization of tax benefits in future years.

Deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Valuation allowances are established when management determines that it is more likely than not that some portion or all of the net deferred tax asset will not be realized. The financial effect of changes in tax laws or rates is accounted for in the period of enactment. The Group is not part of any consolidation return filed in the United States.

1.8	Foreign currency translation

Foreign currencies

The results of the Group have not, to date, been materially impacted by exchange rate fluctuations. The accounts are presented in US Dollars, the functional currency of the main operational company SAFE Ltd. The functional currency of the holding company SAP Plc and other entities located in the UK is in the Great British Pounds (the “GBP”). The books of the foreign entities are converted to US Dollars at each reporting period dates.

The Group translates the foreign currency financial statements into US Dollars using the year or reporting period end or average exchange rates. Assets and liabilities of the foreign entities were translated at exchange rates as of the balance sheet date. Revenues and expenses are translated at average rates in effect for the periods presented. The cumulative translation adjustment is included in the accumulated other comprehensive gain (loss) within shareholders’ equity (deficit). Foreign currency transaction gains and losses arising from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the consolidated results of operations.

Where possible, the Group seeks to match United States Dollar income with United States Dollar expenditure.  To date the Group has not hedged any transactional currency exposure but will keep such exposures under review and where appropriate may enter into such transactions in future.

1.9	Derivative instruments and hedging activities

The Group’s policy is not to use derivative or hedging financial instruments for trading or speculative purposes, except certain embeded derivatives derived from certain conversion features or reset provision attached to the convertible debentures as described in Note 13.

1.10	Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. The most significant estimates made by management in the preparation of the financial statements relate to ultimate revenue and costs of its films; estimates for other allowances; income taxes and impairment assessments for film costs and equipment. Actual results could differ from such estimates.

1.11	Re-classifications

Certain reclassifications have been made to prior year or period’s data to conform with the current year’s presentation. These reclassifications had no effect on the reported income or losses.

1.12	Accounts receivables

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

Any receivable outstanding is only written off after management has deemed the receivable to be uncollectible, under the terms of the agreement and or based on the financial conditions of the customers at each reporting period.. As of June 30, 2010, June 30 2009, June 30 2008 and March 31 2008 the Group had an allowance for bad debts and doubtful accounts in the amount of $532,996, $542,811, $0 and $0 to cover any future uncollectible receivables or doubtful accounts.  The Group determines its allowance by considering a number of factors, including the length of time receivables are past due, the Group’s previous loss history, the customer’s current ability to pay its obligation to the Group, and the condition of the general economy and the industry as a whole.

Substantially all of the trade receivables at face value as reflected in the consolidated financial statements are pledged as security for borrowings by the Group.

1.13	Accounts payables

All operating trade payables (including notes payable and accrued supplier invoices) relate to the purchase of goods and services including those related to media space purchases as an agent. These payables are due within and or less than one year. However any payable whose due date was more than one year would be measured at its present value. The Group did not have any such payables during the periods presented.

1.14	Fair value of financial instruments

The carrying amount of cash, trade accounts receivable, other accounts receivable, receivables due from and payable to related parties, trade accounts payable, other accounts payable and accrued expenses, as well as short-term debt, approximate their corresponding estimated fair values due to the short-term maturity and revolving nature of these financial assets and liabilities. Cash and cash equivalents are recognized at fair value considering quoted market prices if available for the same or similar instruments. Long-term debt is based on estimated market prices for similar instruments, considering interest rates currently available in connection with bank loans with similar terms and due dates.

1.15	Share based payments

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

1.16	Cash and cash equivalents

The cash and cash equivalents of the Group consisted of cash balances held on deposit with banks, of which $14,487 is denominated in US Dollars and $12,331 denominated in GB Pounds, as of June 30, 2010. These deposits earn interest at the relevant bank interest rates, which are all floating rates of interest.  These annual interest rates ranged from 3.1% to 8.8% for the fiscal year ended June 30, 2010, and 2.1% to 5.8% for the fiscal year ended June 30 2009, the three months ended June 30, 2008 based on an annualized rate and the fiscal year ended March 31, 2008.

1.17	Restricted cash

Restricted cash represents the amount on deposit with a financial institution that is contractually designated for repaying and offsetting the loans payable by Cinematic Finance Limited, a 100% owned subsidiary of Seven Arts Pictures Plc used in connection with the Zeus transaction.  Security for the bank loan taken out by Cinematic Finance Limited, amounted to the loan principal of $225,478,399 as of June 30, 2008. This loan was eventually repaid in full in the year ended June 30, 2009.  The Group has no other restricted cash or cash equivalents and has no other cash or cash equivalents segregated for debt liquidation.  The restricted cash balance was $112,394,240 as of June 30, 2008, and $198,405,009 as of March 31 2008.  There was no restricted cash balance during the other periods presented herein. The restricted cash is included in Cash at bank and in hand on the balance sheets.  Cinematic Finance (Equicap) Limited, another 100% owned subsidiary of Seven Arts Pictures Plc did not participate in and is not a party to the Zeus transaction.

1.18	Convertible preference shares and debentures accounted for as equity transactions

All convertible preference shares may be converted into ordinary shares on the election of the shareholder and are not contingent on certain events. The principal term of the Group’s convertible debentures and shares are as follows:

1. Langley Park Investment Trust Plc (“Langley”) has converted £1,250,000 of its convertible redeemable debentures (“Debentures”) into 1,000,000 ordinary shares, which are included in the ordinary shares outstanding after December 31, 2008.  Langley’s remaining Debentures £1,750,000, or $3,432,450 (at the prevailing exchange rate as of March 31, 2007) are potentially convertible into 1,400,000 ordinary shares on a 4 to 1 basis. The remaining £1,750,000 ($3,432,450 @ 1.9614) of convertible debentures is convertible into a maximum of 1,400,000 ordinary shares at 4:1 conversion depending on the share price on the date of conversion. The original Langley agreement stated that the debentures were convertible at 2:1 when the original share price was £0.5 and above, increasing to 4:1 if the original share price was £0.25 or less. After the 5:1 reverse split the conversion parameters became 2:1 at £2.5 and above and 4:1 at £1.25 and below. The Group also agreed to grant Langley options to acquire the number of ordinary shares equal to the difference, if a positive amount, between (a) the number of ordinary shares into which the original amount of debt would have been convertible at a conversion price of £0.5 less the aggregate number of ordinary shares into which the original amount of the debt has actually been converted at the date of conversion. The exercise price of the option shall be the fixed conversion price of £0.5. As of June 30 2010 there were no such options granted.

There is no due date or required due date on the Group’s Debentures. The Debentures rank junior to all  the Group’s indebtedness and senior only to its ordinary and preference shares; accordingly these Debentures have been accounted for as equity transactions.

2. The Group employed Smith and Williams Trustees (Jersey) Limited to help set up an Employee Benefit Trust ("EBT") in December, 2008.  The Trust is a significant shareholder of the Group and is controlled by the Trustees. Shortly thereafter, the EBT entered into an agreement to purchase the 3,000,000 convertible preference shares held by Armadillo Investment Trust ("Armadillo") for £1,500,000, to be paid in three equal installments of £500,000, and the return of the 1,600,000 ordinary shares in Armadillo owned by the Group, valued at £800,000 for an aggregate purchase price of £2,300,000. The agreed upon purchase price was to be loaned to the EBT by the Group at a nominal interest rate and, to date, the Group has advanced £500,000 as the first of three equal installments, together with the 1,600,000 ordinary shares of Armadillo, to the EBT which has paid them over to Armadillo. The Group has guaranteed the second and third installments that the EBT owes Armadillo, aggregating £1,000,000. The EBT in turn owes the Group £1,300,000 excluding interest and any repayments made on this loan.  This amount has been booked as contra equity, which is a deduction from shareholders’ equity.  The EBT will owe the Group an additional £1,000,000 when the Group has made good on its obligation. Armadillo has a lien over approximately 1,300,000 of the ordinary shares currently held by the EBT until the final £1,000,000 is paid to Armadillo (See subsequent events note 22).

1.19	Employee benefit plan

The Group established the Seven Arts Employee Benefit Trust (“EBT”) for the purpose, among others, of acquiring 3,000,000 of the Group’s preference shares from Armadillo Investments Plc (see above).  EBT is governed by a Trust Deed that the Group entered into with the trustees.  Under the Trust Deed, the Trustees have absolute control over the Trust although the Group may recommend options to the trustees. The Group has the right after approval of the audit committee to restrict the Trust’s right to vote its shares of the Group to prevent the Trust from taking control of the Group and the right to remove the Trustees under certain circumstances for the same purpose. The Group has no interest in the profits or losses of the Trust on the Group’s shares and does not control the actions of the Trustees in the sale or use of these shares. The Group has no control or significant influence on EBT. All cash and ordinary shares owned by EBT are held by EBT for the benefit of the Group’s United Kingdom employees.

On October 30, 2008 the EBT reached an agreement to acquire these shares for £1,500,000 plus the return of 1,600,000 of Armadillo investments Plc (“Armadillo”) ordinary shares. On that date the Group advanced £500,000 as the first of three equal installments together with 1,600,000 shares of Armadillo Investments Plc. The EBT acquired 3,000,000 of the Group’s convertible preference shares from Armadillo.  Seven Arts has guaranteed the remaining two payments due to Armadillo aggregating £1,000,000, but has not yet advanced these payments to EBT, so EBT is in default on both payments due to Armadillo. On November 20, 2008, EBT converted 2,500,000 of these preference shares into 2,000,000 of the Group’s ordinary shares.

On June 30, 2010 the EBT converted the remaining 500,000 preference shares to 400,000 ordinary shares.

As of June 30, 2010 the EBT owned approximately 30% of the Group’s outstanding ordinary shares.

The EBT has pledged 1,333,333 ordinary shares to Armadillo to secure the sum due to Armadillo, which pledge will be terminated when the EBT pays the £1,000,000 to Armadillo.

At June 30, 2010, the loan receivable from EBT amounted to £1,181,724 ($2,001,458). Subsequent to June 30, 2010, the EBT has transferred or sold 884,667 ordinary shares of the Group it owned and returned the proceeds to the Group in part settlement of the loan. (see Subsequent Events note 22) . As of February 9, 2011, 750,000 shares of the Group were issued to New Moon Pictures LLC who then pledged the shares to Armadillo Investments Ltd who in turn have:

a ) extended the terms of the repayment of the £1,000,000 due from the EBT to June 30, 2011
b) reduced their lien over the 1,333,333 shares currently held by the EBT to 1,000,000 shares

1.20	New accounting pronouncements

The Group has evaluated each of these new standards listed below that have become effective and does not believe they have any impact on the Group’s financial position, results of operations or cash flows.  For the new standards that are not yet effective, the Group is currently evaluating whether their adoptions when effective will have any material impact on its financial position, results of operations or cash flows, but does not expect the impact, if any, to be material.

IFRS Standards and Interpretations issued and EU adopted

Title	Issued	Effective date
IAS 39 Financial Instruments: Recognition and Measurement (Amendment) – Eligible Hedged Items	Jul-08	Accounting periods beginning on or after	01/07/2009
IFRIC 17 Distributions of Non-cash Assets to Owners	Nov-08	Accounting periods beginning on or after	01/07/2009
IFRS 7 Improving Disclosures about Financial Instruments Amendments to IFRS 7 Financial Instruments: Disclosures	Mar-09	Accounting periods beginning on or after	01/01/2009
IFRIC 18 Transfers of Assets from Customers	Jan-09	Accounting periods beginning on or after	01/07/2009
Amendment to IAS 32 Classification of Rights Issues	Oct-09	Accounting periods beginning on or after	01/02/2010
Amendments to IFRS 2 Group Cash-settled Share-based Payment Transactions	Jun-09	Accounting periods beginning on or after	01/01/2010
Improvements to IFRS (detail below)	April 09	Accounting periods beginning on or after	01/01/2010
Amendments to IFRS 1 Additional Exemptions for First-time Adopters	Jul-09	Accounting periods beginning on or after	01/01/2010
IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments	Nov-09	Accounting periods beginning on or after	01/07/2010
IFRIC 14 (Amendment) Prepayments of a minimum funding requirement	Nov-09	Accounting periods beginning on or after	01/01/2011
Revised IAS 24 Related Party Disclosures (Issued 4 November 2009)	Nov-09	Accounting periods beginning on or after	01/01/2011
IFRS 1 Amendment – Limited exemption from IFRS 7 Disclosures for first time adopters	Jan-10	Accounting periods beginning on or after	01/07/2010

IFRS standards and interpretations issued by IASB but not yet EU approved

IFRS 9 Financial Instruments	Nov-09	Accounting periods beginning on or after	01/01/2013
Annual Improvements to IFRS (detail below)	May 10	Accounting periods beginning on or after	01/07/2010
Annual Improvements to IFRS (detail below)	May 10	Accounting periods beginning on or after	01/01/2011

2	Revenues

Revenues earned by the Group can be classified into two categories: film revenues and fee-related revenues (see note 1.3).

a) Film revenues consist of minimum guarantees from distributors, royalties earned either collected or receivable, and other fees or income associated with the sale of the Group’s motion pictures. Film revenues information by geographical areas is as follows:

	Year ended	Year ended	3 months ended	Year ended
	June 30,	June 30,	June 30,	March 31,
	2010	2009	2008	2008

Europe	$110,285	$563,753	$568,061	$1,726,841
North America	1,714,271	2,278,490	2,086,902	884,936
South America	24,000	173,536	0	222,673
Africa and Middle East	0	100,511	26,447	6,178
Asia	91,942	366,815	86,706	401,580
Australia	34,018	734,804	24,720	23,600

Total	$1,974,516	$4,217,909	$2,792,836	$3,265,808

b) All fee-related revenues for the years ended June 30, 2010 and 2009 were generated in North America, and through a related party (as described below). There were no fee-related revenues for the periods ended June 30, 2008 and March 31, 2008.

Fee related revenues in the period ended June 30, 2010 consisted of:

a.
$2,650,794 of fee income derived from the Equicap transactions, a structured finance transaction with UK investors who invested in certain third party motion pictures distributed by the Group.  The fee items related to the Equicap transactions were contractually entered with Seven Arts Pictures Louisiana LLC (“SAPLA”), a related party or an affiliate who is acting on behalf of the Group but collected and recorded by the Group under the Group’s agreement with SAPLA as fee income.

b.
Producer's fees of $637,397 resulting from excess tax credits received on Night of the Demons. This item was collected by SAPLA who then paid or will pay it over to the Group under the agreement between the Group and SAPLA.

c.
Producer’s fees income of $1,154,728 resulting from excess tax credits received on American Summer (Pool Boys) and Autopsy. This item will be collected by SAPLA and will be paid over to the Group under the Group’s agreement.

Fee related revenues in the period ended June 30, 2009 consisted of:

a.
$5,085,679 of net fee income derived from the Zeus transaction, a structured finance transaction with UK investors who invested in certain of the Group’s motion picture and distribution activities. The Zeus transaction resulted in a net benefit to the Group of $16,002,766, of which $10,917,087 has been applied as a reduction in certain of the Group's motion picture costs and the balance has been recorded as fee income. The fee items related to the Zeus transaction were contractually entered with SAPLA, but collected and recorded by the Group under the Group’s agreement with SAPLA.

b.
Tax credit revenues of $928,634 resulting from certain infrastructure expenditures relating to its post-production facilities in Louisiana made by the Group. This item was collected by SAPLA and paid over to the Group.

All of the Group's revenues and profits before taxes in each of the four periods are derived from the financing, production and distribution of films. The net assets of the Group are also considered to relate to the above geographical markets in approximately the same proportion as total revenues.

3	Net interest expense

	Year ended	Year ended	3 months ended	Year ended
	June 30,	June 30,	June 30,	March 31,
	2010	2009	2008	2008
Interest expense
Bank loan interest expense incurred relating to Zeus	$-	$(8,581,436)	$(3,258,060)	$(427,206)
Production loans interest expense	(1,107,050)	(1,935,185)	(424,490)	(108,041)
Corporate loans interest expense	(672,004)	(340,557)	(13,483)	(137,236)
Bank interest expense	(36,916)	(50,377)	-	(490)

Total interest expenses	$(1,815,970)	$(10,907,555)	$(3,696,033)	$(672,973)

Interest income
Bank loan interest income relating to Zeus	$-	$8,581,436	$3,258,053	$427,204
Interest income from collection account	110,365	5,392	-	-
Bank interest income	44	12,268	14,815	39,683

Total interest income	$110,409	$8,599,096	$3,272,868	$466,887

Net interest expense	$(1,705,561)	$(2,308,459)	$(423,165)	$(206,086)

4	Other income relating to cancellation of indebtedness.

In accordance with IAS 39 Financial Instruments: Recognition and Measurement on other income of $150,000 recorded in the period ended June 30 2010 reflects cancellation of indebtedness arising from a settlement deal with Kismet releasing a loan of $150,000.  Other income of $5,601,683 recorded in the period ended June 30, 2009 reflects cancellation of indebtedness arising from the decision of a lender to Seven Arts Future Flow 1 ("SFF"), a limited liability company owned by SAP Inc., a related party or an affiliate, to take control of twelve motion pictures owned by SFF and pledged to secure an $8,300,000 loan due to Arrowhead Target Fund Ltd. ("Arrowhead"). Since the Group no longer controls the licensing of these motion pictures, it has removed all investment in and receivables relating to the pictures pledged to Arrowhead as assets, and has removed all limited recourse indebtedness and accrued interest related to the Arrowhead loan as liabilities from its balance sheet, resulting in a net gain in the above amount. Arrowhead Target Fund Ltd has entered into litigation with the Group (see Note 19 Litigation).

5	Taxes

Income taxes

The Group is subject to income taxes in the United Kingdom only. International Accounting Standard (IAS) 12, Income Taxes (“IAS 12”), which is accompanied by two interpretations: SIC-21 Income Taxes - Recovery of Revalued Non-Depreciable Assets (“SIC-21”), and SIC-25, Income Taxes - Changes in the Tax Status of an Entity or its Shareholders (“SIC-25”)   requires the recognition of deferred tax assets, net of applicable reserves, related to net operating loss carry forwards and certain temporary differences. The standard requires recognition of a future tax benefit to the extent that realization of such benefit is probable or a valuation allowance is applied. The Group has no net deferred tax assets in the periods presented.

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

The tax effects of temporary differences between income for financial reporting and taxes that gave rise to significant portions of the deferred tax assets as of the twelve month periods ended June 30, 2010 and June 30, 2009, the three month period ended June 30, 2008 and the twelve month period ended June 30, 2008, were as follows:

Long term gross deferred tax asset	Year ended	Year ended	3 months ended	Year ended
	June 30,	June 30,	June 30,	March 31,
	2010	2009	2008	2008

Net operating loss carry forwards	$11,579,923	$10,285,529	$8,839,662	$257,000
Capital loss carry forwards	5,398,529	6,258,049	6,806,073	2,060,000

Total long-term deferred tax assets	16,978,452	16,543,578	15,645,736	2,317,000
Less: valuation allowance	(16,978,452)	(16,543,578)	(15,645,736)	(2,317,000)

Net long-term deferred tax assets	$-	$-	$-	$-

The Group has provided a valuation reserve against the full amount of unused net operating loss benefit, since in the opinion of management based upon the earnings history of the Group; it is more likely than not that the benefits will not be realized. Accordingly, deferred tax assets are not recognized for net operating loss carry forwards resulting from tax benefits occurring from previous years.

As a result of the adoption of IAS 12 the Group recognizes tax benefits associated with the exercise of stock options and vesting of restricted share units directly to stockholders’ equity (deficiency) only when realized. A tax benefit occurs when the actual tax benefit realized upon an employee’s disposition of a share-based award exceeds the deferred tax asset, if any, associated with the award.

The Group’s practice is to recognize interest and/or penalties related to income tax matters in income tax expense. For all periods, interest and penalties were negligible. The Group is subject to taxation in the United Kingdom only.  With a few exceptions, the Group is subject to income tax examination by United Kingdom tax authorities for the fiscal years ended March 31, 2005 and forward. However, to the extent allowed by law, the taxing authorities may have the right to examine prior periods where net operating losses (“NOLs”) were generated and carried forward, and make adjustments up to the amount of the NOLs.

	Year ended	Year ended	3 months ended	Year ended
	June 30,	June 30,	June 30,	March 31,
	2010	2009	2008	2008

Current tax charge/(benefit)	$-	$-	$-	$(485,634)

Factors affecting the tax charge for the year:

Profit/(loss) before taxes	(475,651)	4,736,965	356,621	(5,043,519)

Profit/(loss) before taxes multiplied by the standard rate of UK corporation tax of June 30 2010 at 28%; (June 30 2009 at 28%; June 30 2008 at 28%; March 31 2008 at 30%)	(133,182)	1,326,351	99,854	(1,513,056)
Effects of:
Non deductible expenses	42,000	54,746	19,876	122,116
Non taxable income	-	(1,997,932)	(1,131,236)	-
Excess of amortization over tax deductions	(14,416)	-	86,298	14,889
Non-qualifying depreciation	495,782	-	-	-
Excess of capital allowances over depreciation	(824)	-	(824)	-
Tax losses carried forward		616,835	926,037	890,417
Movement in tax losses	(727,311)	-	-	-
Film tax profit adjustment	337,950	-	-	-
Current tax charge/(credit)	$-	$-	$-	$(485,634)

As of June 30, 2010 the Group had operating losses of approximately $ 11,579,488 to carry forward against future operating profits.

As of June 30, 2010, the Group had capital losses of approximately $ 5,398,529 to carry forward against future capital profits.

A deferred tax asset has not been recognized in respect of the timing losses relating to these losses of the Group as there is insufficient evidence that the asset will be able to be recovered.  This asset would only be able to be recovered if the Group itself were to make sufficient profits.

6	Earnings per share

The Group calculates net income (loss) per share in accordance with International Accounting Standard 33, Earnings per Share (“IAS 33”).  Basic net income/(loss) per share is calculated based on the weighted average common shares outstanding for the period presented and all have been adjusted to reflect the Group’s 5:1 reverse stock split which occurred on December 31, 2008.

The weighted average number of shares outstanding is calculated by time-apportioning the shares outstanding during the year.  The diluted earnings per ordinary share are calculated based on the weighted average number of shares outstanding plus the weighted average number of potential ordinary shares, as follows:

	Year ended	Year ended	3 months ended	Year ended
	June 30,	June 30,	June 30,	March 31,
	2010	2009	2008	2008

Weighted average number of ordinary shares – Basic	7,013,601	6,051,453	4,870,800	4,676,301

Effect of dilutive potential ordinary shares:
- convertible preference shares	-	1,138,000	2,400,000	-
- convertible debt	-	700,000	700,000	-
- share options	-	257,500	285,055	-

Weighted average number of ordinary shares – Diluted	7,013,601	8,146,953	8,255,855	4,676,301

There were 361,644 and 2,400,000 potential ordinary shares from convertible preference shares, 803,562 and 700,000 potential ordinary shares from convertible debts, and 114,273 and 75,315 potential ordinary shares from options outstanding at June 30, 2010 and March 31, 2008, respectively. These outstanding potential ordinary shares were not included in the computation of diluted net loss per share as anti-dilution is not permitted because the Group incurred losses in these periods. In accordance with IAS 33, anti-dilutive potential shares are not included in the diluted loss per share calculation.

7	Receivables

	At June 30,	At June 30,	At June 30,	At March 31,
	2010	2009	2008	2008
Amounts falling due within one year:
Trade receivables	$1,478,400	$1,579,086	$4,273,337	$8,302,975
Zeus receivables (i)	-	-	247,322,586	53,601,395
Other receivables	-	19,077	4,061,609	2,261,219
Related party receivables	3,021,184	2,048,133	2,794,727	2,049,405
Other receivbles and prepayments	263,150	769,651	4,702,282	2,891,880

Total	$4,762,734	$4,415,947	$263,154,541	$69,106,874

Amounts falling due after more than one year:
Other receivables	$-	$-	$2,794,729	$1,882,897

Total receivables	$4,762,734	$4,415,947	$265,949,270	$70,989,771

(i) Accounting for the Zeus financing transaction resulted in the creation of substantial, offsetting assets (restricted cash and receivables) and liabilities (short term bank debt and deferred income) in the periods ended June 30, 2008 and March 31, 2008. As of June 30, 2008, these receivables amounted to $247,322,586 and as of March 31, 2008 they amounted to $53,601,395.  Value added tax included within the Zeus receivable is $23,224,656 at June 30, 2008 and $5,521,034 at March 31, 2008. All of these receivables had been collected and the associated loans paid down completely during the period ended June 30, 2009.

8             Consolidated Entities

The accompanying consolidated financial statements of the Group include the accounts of Seven Arts Pictures Plc and all of its wholly owned and controlled subsidiaries.

Listed below are the Group’s operating and trading Companies and the controlling interest that have been consolidated:

	Year ended	Year ended	3 months ended	Year ended
	June 30,	June 30,	June 30,	March 31,
	2010	2009	2008	2008
Name of Company

Seven Arts Pictures Plc	100%	100%	100%	100%
Seven Arts Filmed Entertainment Limited	100%	100%	100%	100%
Seven Arts Filmed Entertainment (UK) Limited (formed March 6, 2008)	100%	100%	100%	100%
Cinematic Finance Limited (formed February 14, 2008)	100%	100%	100%	100%
Cinematic Finance (Equicap) Ltd (formed February 27, 2009)	100%	100%	0%	0%

The Group acquired SAFCO’s in May 2009. SAFCO’s refers to 17 companies formed by investors in the Zeus transaction. The Group intends to liquidate the SAFCO’s under the applicable laws of the United Kingdom upon obtaining full control of the books, records and operation of the SAFCO’s. The Group does not anticipate any material assets or liabilities related to the SAFCO’s except the contingent liability for VAT on the Zeus transaction described in notes 19 and 22 below.  The SAFCO’s results have not been and will not be consolidated as the Group does not have access to the books and records.

Cinematic Finance (Equicap) Ltd had not commenced trading by June 30, 2009 and hence no activities as of and for the fiscal year ended June 30, 2009.

All significant intercompany balances and transactions have been eliminated on consolidation.

The Group consolidates the revenues and expenses of Seven Arts Pictures Louisiana LLC (“SAPLA”), a related party or an affiliate, solely as such relate to film distribution revenues and fee related revenues controlled by the Group and payable to the Group.  The Group does not control SAPLA and is not responsible for the losses or indebtedness of SAPLA, except with respect to a guarantee of one loan for a post-production facility as discussed in note 13.

9            Investments

As per note 1.18, in the Year ended March 31, 2008 the Group with the help of independent Trustees Smith and Williamson (Jersey) Ltd established the Seven Arts Employee Benefit Trust (“EBT”) for the purpose, among others, of acquiring the Group’s preference shares from Armadillo. On October 30, 2008 the EBT reached an agreement with Armadillo to acquire these shares for £1,500,000 plus the return of the 800,000 ordinary shares of Armadillo represented by the Group’s $1,595,200 investment in Armadillo. These shares were advanced to the EBT by the Group and subsequently returned to Armadillo. Consequently this investment has been removed from the Group’s balance sheet. (see notes 1.18, 1.19 and 14 for a description of the Armadillo transaction).

10           Film costs

	At June 30, 2010	At June 30, 2009	At June 30, 2008	At March 31, 2008

Film Costs- beginning balance	$39,420,325	$33,662,259	$42,398,291	$30,375,149
Additional Costs incurred	2,677,006	10,174,712	3,420,522	14,468,369
Third party investments/tax credit	-	(4,416,646)	(12,156,554)	(2,445,227)
Film Costs- ending balance	$42,097,331	$39,420,325	$33,662,259	$42,398,291

Accumulated Amortization - beginning balance	$16,517,812	$13,957,880	$13,176,850	$12,686,611
Amortization and impairment of film costs	1,770,650	2,559,932	781,030	490,239
Accumulated Amortization -ending balance	$18,288,462	$16,517,812	$13,957,880	$13,176,850

Film Costs, net	$23,808,869	$22,902,513	$19,704,379	$29,221,441

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

The net book value of all films as of June 30, 2010 includes $19,511,127 relating to films released since April, 2007 and $4,297,742 relating to pictures in development.

Over 98% of the Group's pictures released before April 2007 have been fully amortized and therefore have a net book value of zero as of June 30, 2011.

Capitalized film costs are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. Determination of recoverability is based on an estimate of future cash flows resulting from the use of the asset, and its eventual disposition. Measurement of an impairment loss for the assets is based on the fair value of the asset as estimated using a discounted cash flow model. An impairment charge of $195,557 was recognized during the year ended June 30, 2010.

The Group anticipates that approximately 72% of the outstanding film costs on the balance sheet as of June 30 2010 will be amortized within the next three years, and an amortization level of 80% is anticipated to reach in the first qurter of the fourth year. The Group anticipates that $4 million (29%) will be amortized in 2011.

11           Property and equipment

Cost as of March 31, 2007	$30,508
Additions	27,374
Depreciation charge for the period	(15,125)
Net book value as of March 31, 2008	$42,757

Additions	917
Depreciation charge for the period	(6,539)
Net book value as of June 30, 2008	$37,135

Additions	28,088
Depreciation charge for the period	(25,111)
Net book value as of June 30, 2009	$40,112

Additions	2,672
Depreciation charge for the period	(13,875)
Exchange differences	(2,520)
Net book value as of June 30, 2010	$26,389

12           Accounts payable

	At June 30,	At June 30,	At June 30,	At March 31,
	2010	2009	2008	2008

Accounts payable	$2,304,009	$1,901,651	$1,029,580	$569,664
Accrued liabilities	2,414,963	2,176,369	6,037,723	2,169,240
Participation and residuals	480,357	666,707	1,657,906	1,549,635
Deferred income (i)	1,460,230	1,363,610	119,355,201	30,511,702
VAT payable net (ii)	1,463,497	1,734,238	23,224,656	5,521,034
	$8,123,056	$7,842,575	$151,305,066	$40,321,275

(i)	Deferred income of $89,350, $98,630, $118,067,801 and $27,247,893 as of June 30, 2010, June 30, 2009, June 30, 2008 and March 31, 2008 arose from the Zeus transaction

(ii)
Value Added Tax attributed to the Zeus transaction payable in all four periods is as shown below. The amount presented in the above table is net of other taxes receivable relates to input VAT that HMRC are withholding pending resolution of the Zeus issue.

	At June 30,	At June 30,	At June 30,	At March 31,
	2010	2009	2008	2008

Taxes payable – Zeus	$1,927,104	$2,127,259	$23,224,656	$5,521,034
Taxes receivable – other	(463,607)	(393,021)	-	-

Net VAT payable	$1,463,497	$1,734,238	$23,224,656	$5,521,034

13           Bank, production and corporate loans

Loan maturity analysis
	At June 30,	At June 30,	At June 30,	At March 31,
	2010	2009	2008	2008
Due within one year
Bank loans – Zeus	$-	$-	$225,478,399	$225,444,481
Corporate loans	1,534,591	2,507,531	-	997,050
Film & production loans	16,766,689	15,320,650	16,485,429	27,957,342

Total due within one year	$18,301,280	$17,828,181	$241,963,828	$254,398,873

Due in more than 1 year but less than 5 years
Film & production loans	$-	$-	$6,752,449	$7,257,451

Total bank, production and corporate loans	$18,301,280	$17,828,181	$248,716,277	$261,656,324

Bank loans

Bank loans aggregating $225,478,399 and $225,444,481 as of June 30, 2008 and March 31, 2008, respectively, related to the Zeus financing transaction. These loans were completely paid off in the period ended June 30, 2009.

Production loans

Production loans arose from the financing of motion pictures and are secured with an interest in the associated motion pictures.
 Detail of these production loans is shown below.

●
A loan of $8,300,000 is included under "Production loans" in the periods ended June 30, 2008 and March 31, 2008. This loan was advanced to Seven Arts Future Flows I LLC ("SFF"), a subsidiary of Seven Arts Pictures Inc., on a non-recourse basis by Arrowhead Ltd. ("Arrowhead") and was secured by a pledge of Seven Arts Filmed Entertainment Limited’s distribution rights in twelve designated pictures owned by SFF for the period of the loan. During the period ended June 30, 2009, Arrowhead made the decision to take control over the distribution rights to these pictures. Since the Group no longer controls the licensing of these motion pictures, it has removed all investment in the cost of these pictures as well as receivables from its assets and has removed the non-recourse indebtedness and accrued interest from its liabilities as of June 30, 2009. This resulted in the recognition of $5,601,683 of “Other income” in the period ended June 30, 2009 relating to the cancellation of indebtedness described in Note 4. Arrowhead has now made a claim against the Group by reason of monies the Group has collected from distribution of these motion pictures and not paid to Arrowhead based on the Group’s interpretation of the transactional contracts (see note 22). Management has accounted for the monies collected and not remitted from the Arrowhead titles as accrued liabilities in the Group’s books and records as of June 30, 2010.

●
An original loan of $7,500,000 taken out from Cheyne Specialty Finance Fund LLP ($6,500,000) senior debt and Arrowhead Consulting Group Limited ($1,000,000) -subordinated debt. The Cheyne portion of the loan was acquired by the SAFE Ltd for payment of $6,500,000 in April 2008, leaving a balance still owed by the Group of $1,000,000 due to Arrowhead Consulting Group Limited but subordinated to the collection of $6,500,000 plus interest from certain pictures after June 30, 2008.  The $1,000,000 balance of the loan is secured with all of the income over and above the $6,500,000 plus interest from six films (Deal, Noise, Pool Hall Prophets, A Broken Life, Mirror Wars and Boo) as well as with a secondary security interest in certain film library assets (behind Arrowhead) and a first security interest in 1,607,000 shares of the Group owned by Seven Arts Pictures Inc. The Group is in litigation with the liquidator of Arrowhead Consulting Group regarding the $1,000,000 plus accrued interest and whilst it believes this debt will never be paid due to its subordination to the senior loan, the Group has nevertheless accrued for both the loan and accrued interest as of June 30, 2010.

●
A security interest in favor of Palm Finance Corporation ("Palm") was lodged at Companies House in January 2008, by the Group to cover loans made by Palm to finance the films Nine Miles Down, The Pool Boys and Autopsy.  The Group entered into two senior financing loan and security agreements with Palm Finance Corp (“Palm”) to finance the production costs of The Pool Boys, Autopsy and Nine Miles Down dated May 7, 2007 and December 17, 2007. These loans are secured by the revenues to be collected from these motion pictures. The revenues so far collected have been insufficient to repay the majority of these loans, primarily as result of management’s decision to delay the release of these films. The original principal amount of the Palm loan for The Pool Boys and Autopsy are $5,500,000 including  $700,000 of accrued interest, and for Nine Miles Down was $4,000,000 including $750,000 of accrued interest. The outstanding balance on these loans as at June 30, 2010 was 6,575,881 (Pool Boys/Autopsy) and $4,243,835 (Nine Miles Down). The accrued interest was added to the loan during the loan term. Subsequent to the date of the financial statements, the Group entered into a new financing agreement with Palm extending the due date of these loans to December 31, 2011 (see Subsequent Events note 22).

Corporate loans

●
Trafalgar Loan

On October 15, 2008 the Group borrowed £1,000,000 from Trafalgar Capital Special Investment Fund (“Trafalgar”). A portion of this loan the Group advanced to the EBT for it to use as the first installment for the acquisition of all the Preference Shares owned by Armadillo.  On September 2, 2009 the Group repaid Trafalgar $1,000,000 (about £698,934) as a partial payment against this loan, with the remaining balance subject to repayment in cash or convertible to the ordinary shares of the Group at the conversion terms as agreed between Trafalgar and the Group. On June 22, 2010 an amended agreement was entered into with Trafalgar for an extension of the due date of the convertible debentures to December 31, 2010, and the Group agreed to issue 340,000 ordinary shares to settle a portion of the debt. Trafalgar agreed to reduce the loan amount from the proceeds it receives from selling the 340,000 ordinary shares.  The transaction was consummated subsequent to the date of the financial statements and all of the 340,000 shares have been sold in the market before December 31 , 2010. Subsequent to June 30, 2010, a further amended agreement was entered into with Trafalgar for an extension of the due date of the convertible debentures to March 31, 2011, and the Group agreed to issue 425,000 ordinary shares to settle a portion of the debt (see subsequent events note 22). Trafalgar agreed to reduce the loan amount from the proceeds it receives from selling the 425,000 ordinary shares. The balance outstanding on the loan after sale of these 425,000 shares is expected to be approximately $225,000. The per-share value is determined as the amount recovered by Trafalgar on sale thereof in the market and Trafalgar may “put” these shares to the Group at £1.00 per share on April  30, 2011 if not previously sold.  We intend to pay the balance of the sum due to Trafalgar by similar conversion of our shares.

●
A security interest in favor of Palm Finance Corporation ("Palm") was lodged at Companies House in January 2008, by the Group to cover loans made by Palm to finance the films Nine Miles Down, The Pool Boys and Autopsy.  The Group entered into two senior financing loan and security agreements with Palm Finance Corp (“Palm”) to finance the production costs of The Pool Boys, Autopsy and Nine Miles Down dated May 7, 2007 and December 17, 2007. These loans are secured by the revenues to be collected from these motion pictures. The revenues so far collected have been insufficient to repay the majority of these loans, primarily as result of management’s decision to delay the release of these films. The original principal amount of the Palm loan for The Pool Boys and Autopsy are $5,500,000 including  $700,000 of accrued interest, and for Nine Miles Down was $4,000,000 including $750,000 of accrued interest. The outstanding balance on these loans as at June 30, 2010 was $6,575,881 (Pool Boys/Autopsy) and $4,243,835 (Nine Miles Down). The accrued interest was added to the loan during the loan term. Subsequent to the date of the financial statements, the Group entered into a new financing agreement with Palm extending the due date of these loans to December 31, 2011 (see Subsequent Events note 22).

●
Asher Loan

In May and June 2010, the Group issued an aggregate of $150,000 Convertible Promissory Notes to Asher Enterprises, Inc. (“Asher Notes”) that mature on March 11, 2011 and March 17, 2011. The Asher Notes bear interest at a rate of 8% per annum and can be convertible into the Group’s ordinary shares beginning on the date which is one hundred twenty (120) days following the issuance of the Asher Notes, at the holder’s option, at the conversion rate of 60% of the market price of the lowest three trading prices of the Group’s ordinary shares during the ten-day period ending one trading day prior to the date of the conversion notice is sent by the note holders via facsimile.

The Group has identified the embedded derivatives related to the Asher Notes.  These embedded derivatives included certain conversion features and reset provision.  The accounting treatment of derivative financial instruments requires that the Group record fair value of the derivatives as of the inception date of Asher Notes and to fair value as of each subsequent reporting date.  At the inception of the Asher Notes, the Group determined a fair value of $132,807 on the embedded derivative.  The fair value of the embedded derivative was determined using the Black Scholes Option Pricing Model based on the following assumptions:

Dividend yield:	-0-%
Volatility	141 ~ 142%
Risk free rate:	0.31 ~ 0.37%

During the year ended June 30, 2010, the amortization of the debt discount is insignificant as a result of the short-outstanding period of the notes before the year-end, and therefore the Group had not charged the amortization of the debt discount at June 30, 2010. However, the debt discount will be amortized and charged to interest expense before the maturity or conversion of the notes.

At June 30, 2010, the Group marked to market the fair value of the debt derivative. The fair value of the debt derivative at June 30, 2010 is approximately the fair value of the debt derivative at inception, therefore no gain or loss on change in fair value of debt derivative is recorded at June 30, 2010. The Group valued the derivative at June 30, 2010 using the Black Scholes Option Pricing Model, with the following assumptions:

Dividend yield:	-0-%
Volatility	142%
Risk free rate:	0.32%

As of June 30, 2010, the debt derivative valued at $132,807, and has been classified as a current liability, included in the film and production loan. In December 2010, all of the Asher Notes were converted to the ordinary shares of the Group (see Subsequent Events note 22).

The maturity dates and interest rates applicable to the Group’s funded indebtedness and third party guarantees are as follows:

Lender	Amount outstanding		Applicable interest rate	Status

Film & production loans	At June 30, 2010	At June 30, 2009

Arrowhead Consulting Group	$1,788,904	$1,100,000	19-23% Variable	Subordinated

Palm Finance Corporation	6,575,881	6,134,716	18% Fixed	Forbearance agreement

Palm Finance Corporation	4,243,835	4,010,238	18% Fixed	Forbearance agreement

Blue Rider Finance Inc	1,599,813	1,490,348	22.5% per annum plus 4% of outstanding indebtedness for each 30 days period the indebtedness remains outstanding after December 15, 2008	Due on demand

120dB Film Finance LLC	219,000	647,848	No stated interest rate	Due on demand

Cold Fusion Media Group LLC	920,410	787,500	10% Fixed	Due on demand

Parallel Media	1,418,846	1,000,000	No stated interest rate	Due on demand

Kismet Entertainment Group	-	150,000

Film & production loans	$16,766,689	$15,320,650

Other loans
Trafalgar Capital Specialized Investment Fund	$1,176,608	$2,204,887	9% Fixed	Forbearance agreement

Asher Enterprise, Inc.	150,000	-	8% Fixed	Due on March 11, 2011 and March 17, 2011

Lion House	207,983	302,644	30% Fixed	In default

Other loans	$1,534,591	$2,507,531

Total loans	$18,301,280	$17,828,181

The loan amount at June 30 2010 included accrued interest in the amount of $5,238,407 (2009: $3,611,644).

14           Share capital

	As of	As of	As of	As of
	June 30,	June 30,	June 30,	March 31,
	2010	2009	2008	2008
Authorized:
6,000,000, £1 convertible, redeemable preference shares for all periods.	$11,337,600	$11,337,600	$11,337,600	$11,337,600

102,636,800 ordinary shares of £ 0.25 each for all periods.	45,278,595	45,278,595	45,278,595	45,278,595

13,184,000 deferred shares of £0.45 each for all periods	11,636,594	11,636,594	11,636,594	11,636,594

	$68,252,789	$68,252,789	$68,252,789	$68,252,789
Issued and outstanding:
Nil as at June 30, 2010; 500,000 as at June 30 2009; 3,000,000, £1 convertible, redeemable preference shares for other periods.	$-	$1,539,800	$5,668,800	$5,668,800

7,477,300 as at June 30 2010; 6,927,300 as at June 30 2009; 4,870,800 ordinary shares of £0.25 outstanding for other periods.	3,205,630	2,998,420	2,149,292	2,149,292

13,184,000 deferred shares of £0.45 each for all periods.	11,636,594	11,636,594	11,636,594	11,636,594

	$14,842,224	$16,174,814	$19,454,686	$19,454,686

Convertible Redeemable Preference Shares

During the year ended March 31, 2005, Seven Arts issued approximately £3,000,000 of convertible redeemable preference shares to Armadillo Investments Plc (“Armadillo”) in return for 3,000,000 ordinary shares from Armadillo, valued at $5,668,800.

a.
The convertible redeemable preference shares held by Armadillo were acquired by the Seven Arts Employee Benefit Trust (‘EBT”) on October 30, 2008 and 2,500,000 of the preference shares were converted into 2,000,000 of the Seven Arts Pictures Plc ordinary shares on November 20, 2008.

b.
The remaining 500,000 convertible preference shares owned by the EBT were converted  into 400,000 ordinary shares of Seven Arts Pictures Plc on June 30 2010. As of June 30, 2010, there were no convertible redeemable preference shares outstanding.

The terms attached to the convertible redeemable preference shares include:

(i)	no dividends,
(ii)	a liquidation preference,
(iii)	conversion rights into ordinary shares, and
(iv)	redemption rights only in the event of certain defaults by Group

Ordinary Shares

In the fiscal year ended June 30, 2010 the Group issued an aggregate of 550,000 shares of ordinary stock comprised of:

a.
 400,000 shares issued to the EBT on conversion of 500,000 convertible preference shares.  The EBT conversion resulted in an addition of $149,620 to the share capital account and $1,390,180 to the additional paid in capital account and a reduction of $1,539,800 in the carrying value of the preference shares in the capital account.

b.
10,000 share options were converted to 50,000 ordinary shares by a former employee.  As the excess 40,000 ordinary shares were issued in error, a related party (SAP Inc.) has promised to advance and pledge 40,000 of its shares of Seven Arts Pictures Plc to the Group until it can arrange for the cancellation of these shares and replace with the correct shares to be issued and sent to the former employee.  As of June 30, 2010 the Group had not received these shares.

c.	100,000 shares were issued to Eden Finance to cover loan, interest and fees in April 2010.

In the fiscal year ended June 30, 2009 the Group issued an aggregate of 2,056,500 shares of ordinary stock comprised of:

a.
2,000,000 shares issued to the EBT on conversion of 2,500,000 convertible preference shares.  The EBT conversion resulted in an addition of $825,800 to the share capital account and $3,303,200 to the additional paid in capital account and in a reduction of $4,129,000 in the carrying value of the preference shares in the capital account.

b.	34,000 shares issued to Trafalgar Capital Specialized Investment Fund in exchange for cancellation of warrants.
c.	22,500 shares issued upon conversion of stock options.

In the fiscal year ended March 31, 2008, the Group issued an aggregate of 534,000 shares of ordinary stock comprised of

d.	34,000 shares issued for cash consideration of £51,000 ($77,352) to Unique Fidelity Engineering Ltd (“Unique”) – a Hong Kong Conglomerate who wanted to take a major stake in Seven Arts Picture Plc.
e.
500,000 shares were issued to Unique – for consideration of £375,000 ($568,763) which was satisfied by issuance to the Group of 300,000 shares that Unique owned in US Dry Cleaning Inc. The Group subsequently sold these shares within the year but received less than £375,000. Unique agreed to make good the difference and other receivable of $500,000 was included in other assets at June 30, 2008 in respect of this transaction. This receivable was written off in June 2009 as the collectability became unlikely.

Deferred Shares

The Group’s deferred shares issued prior to March 31, 2007 have essentially no rights for participation with income or assets of the Group other than their existing rights under ordinary share ownership. The Group has the right to purchase back and cancel the deferred shares. These shares were issued when the ordinary stock par value was reduced from £0.50 to £0.05 per share (i.e. for every £0.50 per share held the shareholder received one £0.05 ordinary share and one £0.45 deferred share.). The Group has no current plans to retire this deferred stock. The stock is treated as part of the nominal share capital valued at £0.45 per share.

15           Convertible debentures with no redemption date

Group and Company
	As of	As of	As of	As of
	June 30,	June 30,	June 30,	March 31,
	2010	2009	2008	2008

Convertible debentures	$3,432,450	$3,432,450	$3,432,450	$3,432,450

During the year ended March 31, 2005, Seven Arts issued £3,000,000, of convertible debt to Langley Park Investment Trust Plc (“Langley”) in return for 3,000,000 ordinary shares in Langley valued at approximately $5,204,000. Langley converted £1,250,000 of its convertible debenture into 1,000,000 ordinary shares in Seven Arts Pictures Plc. on March 15, 2007.  The remaining £1,750,000 ($3,432,450) of convertible debentures are convertible into a maximum of 1,400,000 ordinary shares at 4:1 conversion.

The original Langley agreement stated that the debentures were convertible at 2:1 when the original share price was £0.5 and above, increasing to 4:1 if the original share price was £0.25 or less. After the 5:1 reverse split the conversion parameters became 2:1 at £2.5 and above and 4:1 at £1.25 and below. The Group also agreed to grant Langley options to acquire the number of ordinary shares as is equal to the difference, if a positive amount, between (a) the number of ordinary shares into which the original amount of debt would have been convertible at a conversion price of £0.5, less (b) the aggregate number of the ordinary shares into which the original amount of debt has actually been converted at the date of conversion. The exercise price of the option shall be the fixed conversion price of £0.5. As of June 30, 2010, there were no such options granted.

The Convertible debentures bear no interest, are entitled to a liquidation preference ahead of ordinary and preferred shareholders, are convertible into ordinary shares. There is no due date or required due date on the Group’s Debentures. The Debentures rank junior to all the Group’s indebtedness and senior only to its ordinary and preference shares; accordingly these debentures have accounted for as equity transactions.

16           Derivatives and other financial instruments

Financial instruments

The Group’s financial instruments comprise cash balances, items such as trade receivables and trade payables that arise directly from its operations, convertible loan notes, convertible redeemable preference shares and loans taken out from banks and other third parties.  Financial instruments such as investments in, and advances to, subsidiary undertakings including short-term receivables and payables have been offset in the consolidation.

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

Foreign currency risk

The Group receives distribution income from overseas, normally in US Dollars. Consequently, its trade receivables are largely denominated in US Dollars. It also maintains a significant part of its cash in US Dollars.  The Group’s exposure to exchange rate fluctuations is currently deemed to be low, since the majority of its liabilities are also denominated in US Dollars. Therefore, the Group does not hedge against this risk.

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

An analysis of the monetary assets of the Group as of June 30, 2010, showing the amount denominated in each currency, is as follows:

	Denominated in Sterling	Denominated in US Dollars	Total

Trade receivables	$-	$1,478,400	$1,478,400
Prepayments	43,226	219,924	263,150

Assets	$43,226	$1,698,324	$1,741,550

Trade payables	1,485,056	818,953	2,304,009
Accrued liabilities	107,145	2,307,818	2,414,963
Participation & residuals	-	480,357	480,357
Corporate loans	1,384,591	-	1,384,591
Film & production loans	-	16,766,689	16,766,689
Deferred income	89,350	1,370,880	1,460,230
Taxes payable	1,463,497	-	1,463,497

Liabilities	$4,529,639	$21,744,697	$26,274,336

Liquidity risk

Management monitors liquidity risk regularly by way of preparing cash flow forecasts and ensuring that adequate loan facilities are in place prior to the commencement of principle photography for any film.

Credit risk

The Group has a large number of customers, primarily sub-distributors who are located all over the world. Certain of these customers are large and well-known companies and these are not generally regarded as presenting a credit risk.  However, certain of the smaller customers are considered to be a potential credit risk, and the Group manages such risk to the extent possible by maintaining regular contact with those customers who owe the Group money.

Economic dependence

During the year ended June 30, 2010, revenue from two major customers approximated $1,020,000 and $518,000, or 52% and 26%, respectively, of film revenues. Accounts receivable due from these two customers approximated $212,000 and $518,000, or 14% and 35%, respectively, of the total accounts receivable at June 30, 2010.

During the year ended June 30, 2009, revenue from three major customers approximated $1,491,000, $634,000 and $501,000, or 35%, 15% and 12%, respectively, of film revenues. Accounts receivable due from these three customers approximated $45,000, $0 and $0, or 3%, 0% and 0%, respectively, of the total accounts receivable at June 30, 2009.

During the three months ended June 30, 2008, revenue from two major customers approximated $1,273,000 and $1,066,000, or 39% and 33%, respectively, of film revenues. There were no accounts receivable due from these customers at June 30, 2008.

During the year ended March 31, 2008, revenue from three major customers approximated $400,000, $325,000 and $300,000, or 14%, 12% and 11%, respectively, of film revenues. Accounts receivable due from these three customers approximated $400,000, $0 and $325,000, or 9%, 0% and 8%, respectively, of the total accounts receivable at March 31, 2008.

During the year ended June 30, 2010, 100% of fee related revenues in the amount of $4,442,919 were generated through  SAPLA, $3,288,191 of which  has been paid to the Group (see note 2).  Overall receivable due from SAPLA (including SAPLOU Equicap) through the related parties  accounts was approximately $2,473,000 at June 30, 2010.

During the year ended June 30, 2009, 100% of fee related revenues in the amount of $6,014,313 were all collected by SAPLA and have been paid to the Group (see note 2).  Receivable due from SAPLA was approximately $929,000 for the infrastructure tax credit on 807 Esplanade at June 30, 2009.

There was no supplier in any of the periods reported who accounted for more than 10% of the costs.

Price risk

The Group manages the risk of goods and services being obtained at a higher than necessary price by ensuring that all purchases above a certain value are authorized by a Director prior to the purchase order being placed.

Production and corporate loans are included in the Group's Balance Sheet as financial liabilities.  Production loans of $16,766,689 as of June 30, 2010 are all denominated in US Dollars; corporate loans of $1,384,591 are denominated in GB pounds. The Zeus loans were all denominated in GB pounds and the bank overdraft in June 30 2008 was denominated in US Dollars.

The analysis of financial liabilities is, as follows:

	Year ended	Year ended	3 months ended	Year ended
	June 30,	June 30,	June 30,	March 31,
	2010	2009	2008	2008

Fixed & variable rate - production and corporate loans	$16,663,434	$17,828,181	$14,753,795	$28,213,060
No stated interest - production loans	1,637,846	-	8,453,381	7,998,783
Fixed rate - bank loan – Zeus	-	-	225,478,399	225,444,481
Floating rate - bank loans	-	-	30,702	-

Total financial liabilities	$18,301,280	$17,828,181	$248,716,277	$261,656,324

The fixed rate financial liabilities have fixed interest rates for the entire term of each loan.  The weighted average interest rate of these fixed rate liabilities on the production loans was 12.2% for the twelve months period ended June 30, 2010; 15.5% for the twelve month period ended June 30, 2009; 16.1% per annum for the three month period ended June 30, 2008 and 17.7% for the twelve month period ended March 31, 2008.

Those loans where no interest was payable were all loans made to fund the production of motion pictures that were repayable from the proceeds of each motion picture in accordance with a defined payment schedule.  The period over which these loans are repayable, therefore, depends on the performance of each motion picture.

The financial assets of the Group are cash balances held on deposit with banks. As of June 30, 2010, the Group had only nominal cash balances. Such deposits earn interest at the relevant bank interest rates, which are generally fixed.

The fair value of all the financial assets and liabilities of the Group are considered to be equal to their stated value due to the short-term nature.

The Group has recorded the fair value of the derivative liabilities at fair value with changes in the value of the derivatives accounted for as gain or loss on derivative liabilities. As described in Note 13, as of June 30, 2010, the Group measured fair value of its derivative liabilities at approximately $133,000, using unobservable inputs.

17           Share based payments

•  On January 22, 2008, the Group issued 50,000 three year share options from its Unapproved Share Option Scheme to Blue Rider Finance and Robert Oppenheim (lawyer for Blue Rider) at an exercise price of $1.50 per share. Management estimated the value of these options at $1.50 per share under the Black-Scholes pricing model and consequently recorded a charge of approximately $18,000 in the period ended March 31, 2008. 12,500 of these options were exercised during the twelve months ended June 30, 2009. The shares were issued to Blue Rider in lieu of a penalty for late payment of the loan for a film the Group produced.

●
On February 1, 2008, the Group issued 160,000 five year options from its Unapproved Share Option Scheme to Trafalgar Capital Specialized Investment Fund (“Trafalgar”) to secure a loan at an exercise price of $1.95 per share. These options were valued at $0.65 per share using the Black Scholes pricing model and the Group consequently took a charge of approximately $103,000 in the period ended March 31, 2008. These options, together with 60,000 options granted to Trafalgar in November 2008 (see below), were subsequently canceled in May 2009 in return for the issuance to Trafalgar of 34,000 restricted ordinary shares

●
On June 1, 2008, the Group issued 110,000 five year options from its Unapproved Share Option Scheme to a Director of the Group (100,000) as part of his employment package and to an associate (10,000) at an exercise price of $1.54 per share as part of his fee for producing Night of the Demons. These associate options were exercised on December 19, 2008.  The value of these options were determined to be $0.50 per share based on the Black Scholes pricing model and a charge of approximately $60,000 was consequently recorded for the period ended June 30, 2008.

●
On September 1, 2008, the Group issued 20,000 five year options from its Unapproved Share Option Scheme to a Director of the Group at an exercise price of $1.69 per share as part of his employment package, and October 15 2008, 60,000 options were issued to Trafalgar Capital Specialized Investment Fund a loan provider at an exercise price of $1.11 per share in lieu of interest on their loan.  On November 5, 2008, the Group issued 60,000 five year options to Management of the Group at an exercise price of $1.69 per share as part of an unapproved bonus scheme.  The value of these options were determined to be $0.51 per share based on the Black Scholes pricing model and a charge of approximately $195,000 was consequently recorded for the period ended June 30, 2009. The 60,000 options issued, together with 160,000 options granted in February 2008 (see above) to Trafalgar were subsequently canceled in May 2009 in return for the issuance of 34,000 restricted ordinary shares.

●
A former employee exercised his 10,000 options in December 2009. 50,000 shares were issued to him in error and SAP INC, an affiliated company has guaranteed the return of the shares issued in error and pledged 40,000 of their shares of Seven Arts Pictures Plc until the completion of the shares cancellation and reissuance.

The weighted average exercise price of the share options outstanding at June 30, 2010 is $1.48 per share.  The weighted average remaining exercise period of these options is approximately 12 months.

The Group adopted the fair value recognition provisions of IFRS 2 Share-based Payment (“IFRS 2”) using the modified-prospective transition method. Under such transition method, compensation cost recognized in the fiscal year ended June 30, 2009, the three months ended June 30, 2008 and the fiscal year ended March 31, 2008 includes: (a) compensation cost for all stock options granted prior to, but not yet vested as of, April 1, 2007, based on the grant date fair value estimated in accordance with the original provisions of IFRS 2; and (b) compensation cost for all share-based payments granted on or after April 1, 2007, based on the grant-date fair value estimated in accordance with the provisions of IFRS 2.

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

The numbers of stock options granted by the Group, by period are as follows:

	Year ended	Year ended	3 months ended	Year ended
	June 30,	June 30,	June 30,	March 31,
	2010	2009	2008	2008

Outstanding at beginning of period	$257,500	$360,000	$250,000	$40,000
Granted	-	140,000	110,000	210,000
Exercised	(10,000)	(22,500)	-	-
Cancelled or expired	(30,000)	(220,000)	-	-

Outstanding at end of period	$217,500	$257,500	$360,000	$250,000

There were no options granted during the year ended June 30, 2010.  The weighted-average grant-date fair values for options granted for the year ended June 30, 2010 was nil; and for the year ended June 30, 2009 was $195,521, ($60,104 for the three month period ended June 30, 2008 and for, the year ended March 31, 2008 was $121,878).  The following table represents the assumptions used in the Black-Scholes option-pricing model for stock options granted during the fiscal year ended June 30, 2009, the three months ended June 30, 2008 and the fiscal year ended March 31 2008:

	Year ended	3 months ended	Year ended
	June 30,	June 30,	March 31,
	2009	2008	2008

Risk-free interest rate	5%	5%	5%
Expected option lives (in years)	3 years	3 years	3 years
Expected volatility for options	207%-238%	26%	26%
Expected dividend yield	0%	0%	0%
Forfeiture rate	0%	0%	0%

All shares are vested upon the grant date the Group recognized the following share-based compensation expense during:

Year ended	3 months ended	Year ended
June 30,	June 30,	March 31,
2009	2008	2008

$195,521	$60,104	$121,878

There was no income tax benefit recognized in the statements of operations for share-based compensation arrangements during any periods presented herein.  Under standard applicable UK tax rules, the Group is not entitled to any tax benefit for such share-based compensation arrangements.

Employee-options

	Options outstanding			Options exercisable
			Weighted		Weighted
		Weighted	average		average
		Average	exercise		exercise
Range of	Number of	Remaining	price of	Number of	price of
Exercise	Shares	Contractual	outstanding	shares	exercisable
Prices	Outstanding	life (years)	options	exercisable	options

$1.54	100,000	0.92	$1.54	100,000	$1.54
$1.46	20,000	1.17	$1.46	20,000	$1.46
$1.54	60,000	1.35	$1.54	60,000	$1.54
$1.46 - $1.54	180,000	1.09	$1.53	180,000	$1.53

Non employee - options

	Options outstanding			Options exercisable
			Weighted		Weighted
		Weighted	average		average
		Average	exercise		exercise
Range of	Number of	Remaining	price of	Number of	price of
Exercise	Shares	Contractual	outstanding	shares	exercisable
Prices	Outstanding	life (years)	options	exercisable	options

$1.125	37,500	0.57	$1.125	37,500	$1.125

18          Related party transactions

Employment Agreement
The Group engaged Kate Hoffman as an employee and director, who is the daughter of Peter Hoffman, our Chief Executive Officer. The Group has an employment agreement with Kate Hoffman pursuant to which she will act as Chief Operating Officer ad infinitum at a current salary of £52,000 ($85,000) per year plus bonuses and expenses. Ms. Hoffman’s contract contains a non-compete clause whereby she is excluded from competing against the Group for 6 months following the date of her termination. She currently does not have any share options or shares in the Group.

Affiliated Group/ or Related party Agreements
Upon acquisition of control of the Group by Seven Arts Pictures Inc. (“SAP Inc.”) in September 2004, Seven Arts Pictures Plc entered into an agreement with Seven Arts Pictures Inc. under which Seven Arts Pictures Inc. provided the services of Peter Hoffman for the amount of his contracted salary and the Los Angeles office and staff of Seven Arts Pictures Inc. to the Group for the direct costs thereof Seven Arts Pictures Inc. is a related party by virtue of it being majority owned by Peter Hoffman, the Group’s Chief Executive Officer and a director, and his wife Susan Hoffman.

Certain of the affiliates, controlled by Mr. Hoffman are entitled to be reimbursed by the Group for general overhead incurred by each to conduct business for the Group in amounts approved by the Group and then to be reimbursed for certain third party costs on motion pictures controlled by the Group and to be indemnified for loss costs or damages arising from the conduct of the Group’s business if approved by the Group. The Group have and exercise the right to control through management all material decisions  of all affiliates controlled by Mr. Hoffman to the extent such decisions have any material effect on the Group’s business or results of operations.

Peter Hoffman, controls several companies that are not part of the Group but from which it obtains or transfers distribution rights or other assets related to the business and which control production of the motion pictures. The agreements with Mr. Hoffman and the companies controlled by him provide that all revenues related to the Group’s business payable to Mr. Hoffman or any of these related party companies is due to the Group, except Mr. Hoffman’s salary, bonus and stock ownership.

Pursuant to an inter Group agreement, Seven Arts Pictures Inc. also, from time to time, holds ownership of limited liability corporations in the United States, with all distribution rights and profits thereof being due to Seven Arts Filmed Entertainment Limited. In addition, they also provide other services for Seven Arts Pictures Plc and Seven Arts Filmed Entertainment Limited at no fee other than Mr. Hoffman’s salary and the direct third party costs of the Los Angeles office, all of which are reflected in the financial statements of Seven Arts Filmed Entertainment Limited. These other services are any reasonable requests of the management of the Group including accounting services, audits of distribution statements, collection of accounts receivable, supervision of production of motion pictures and similar day-to-day aspects of the Group’s business.

SAP Inc. has, from time to time, made non-interest bearing advances to the Group and Seven Arts Filmed Entertainment Limited, when the Group has not been able to collect amounts due from third party receivables in time to meet payments required to creditors.  Any such advances that have been made by SAP. Inc. have been made solely for working capital purposes.

Pursuant to the inter Group agreements, the Group has earned $439,243 from distribution of the Group’s motion pictures and $2,650,794 from the Equicap transactions which the Group has recorded as revenue for the fiscal year ended June 30, 2010. The Group is obligated to pay these funds to SAPLA which is a Louisiana limited liability company controlled by SAP Inc but then  SAP Inc. is obligated to return the funds to the Group. These obligations have been offset in the Group’s books of account and the Group has recorded the amounts earned as described above.

The Group has from time to time made and received advances from and to Seven Arts Pictures Inc., Seven Arts Future Flow I LLC and various Louisiana limited liability companies referred to above, where the advances from and to these related parties do not bear interest.  The balances of these combined accounts as of June 30, 2010 amounted to $3,021,184, $2,048,133 on June 30, 2009; $2,794,727 on June 30, 2008 and $2,049,405 on March 31, 2008, reflecting net amounts due to the Group by these affiliated companies.

●   Apollo Media
Together with SAP Inc, the Group entered into a settlement agreement, dated September 30, 2006, with ApolloMedia GmbH & Co. Film produktion KG (“ApolloMedia”) related to a dispute regarding amounts ultimately payable to ApolloMedia from distribution of the motion picture Stander and one of our subsidiaries’ assumption of indebtedness of approximately $2,000,000 related to Stander.   The Settlement Agreement fully releases the Group from any liability to ApolloMedia in exchange for a payment of $1,800,000 to be made by SAP Inc (of which $175,000 has been paid). In connection with the SAP Inc’s payment obligation of the settlement amount to ApolloMedia, the Group issued 700,000 ordinary shares to SAP Inc. which SAP Inc immediately pledged to ApolloMedia to secure SAP Inc’s obligations under the settlement agreement. SAP Inc has agreed that it will (1) return to the Group all ordinary shares in excess of 400,000 not necessary to satisfy SAP Inc’s obligations to ApolloMedia and (2) deliver to the Group from SAP Inc’s ordinary shares, any ordinary shares in excess of 400,000 in fact sold by SAP Inc to satisfy the indebtedness to ApolloMedia under the settlement agreement.   The shares pledged to ApolloMedia will be sold by Apollo as necessary for ApolloMedia to derive net proceeds of $1,625,000, ($1,800,000 less $175,000) and any pledged shares remaining after such sale will be returned to the Group.

●   Relationship with Seven Arts Pictures Louisiana LLC (“SAPLA”)
The Group license distribution rights to pictures controlled by them to its affiliate, SAPLA which perform distribution services for their motion pictures. All fees payable to SAPLA are subject to the agreements with Mr. Hoffman and his affiliates described above.

A distribution agreement that we entered into with SAPLA later assigned by SAPLA to Seven Arts Pictures Louisiana (Equicap) LLC (“SAPLA Equicap”) pursuant to which the Group granted SAPLA the right to distribute our motion pictures in return for a distribution fee of 20% of the revenues generated from these films, SAPLA and SAPLA Equicap are obligated under the related party  agreements described above to pay and has permitted us to retain 100% of all such distribution fees.

Upon commencement of business of SAPLA’s production and post-production facility in New Orleans,. Louisiana, SAPLA and an affiliate, Seven Arts Filmed Entertainment LLC (“SAFE LA”) will be the lessee of those facilities and under the related party agreement all profits of SAFE LA if any will be returned to the Group under the agreements with Mr. Hoffman and his affiliates.

The Group’s affiliate SAPLA entered into a Credit Agreement with Advantage Capital Community Development Fund LLC dated October 11, 2007 for the acquisition and improvement of a production and post production facility located at 807 Esplanade Avenue in New Orleans, Louisiana for aggregate principal advances of up to $3,700,000.  This agreement was guaranteed by the Group. Approximately $3,700,000 has been drawn under the terms of this Credit Agreement, as of June 30 2010, June 30, 2009, June 30, 2008 and March 31, 2009. Subsequent to the fiscal year ended June 30, 2010, the Group and SAPLA entered into an updated financing agreement related to this indebtedness. (See Subsequent Events note 22)

●   Loan to Gone to Hell from Palm Finance
Together with SAP Inc, the Group has guaranteed a $4,000,000 loan on December 17, 2007 between Palm Finance Corporation (“Palm”) and Gone To Hell Ltd., a company controlled by the Chief Operating Officer and Director Kate Hoffman, in exchange for the distribution rights to the movie, Nine Miles Down. The loan was made exclusively to finance the motion picture Nine Miles Down and is secured by the distribution rights to that motion picture.  The loan carries an annual rate of interest of 15% and became due on June 30, 2009. The Group has entered into a forbearance agreement with Palm in extending the due date of this loan to December 31, 2011.

●   Loan to Gone to Hell Limited from SAP Plc
As of June 30, 2008, an amount of $1,738,689 was owed to Seven Arts Pictures Plc by Gone to Hell Limited a movie production Group that is owned by Kate Hoffman, the Group’s Chief Operating Officer, a director and the daughter of the Group’s Chief Executive Officer, a director and a shareholder.  As of June 30, 2009 the Group had determined not to seek for collection of repayments and this loan was canceled and accounted for as investment by the Group in film costs for Nine Miles Down. The loan was initially created as SAP Plc paid certain costs on behalf of the production company Gone to Hell over and above the $4 million production loan from Palm Finance.

●   Loan from Cold Fusion
The Group entered into a loan and security agreement dated January 15, 2009 in the amount of $750,000 as a borrower together with SAP Inc and certain limited liability companies (SPV’s) controlled by SAP Inc in connection with the production of the motion picture Night of the Demons (“NOTD”).  The Group guaranteed the loan in exchange for the distribution rights to the picture. The loan was made to the Group to finance NOTD and is secured by the distribution rights to NOTD.  The loan bears an annual rate of interest of ten percent (10%) per annum.  The loan became due on or about March 31, 2010 and is being repaid from distribution revenues of NOTD. At June 30, 2010, the balance due to Cold Fusion amounted to $920,410 including unpaid accrued interest.

●   Seven Arts Future Flows and Arrowhead Target Group
A loan of $7,675,000 was taken out by Seven Arts Filmed Entertainment Limited during the year ended March 31, 2006 from Seven Arts Future Flow LLC (SAFF) a Delaware Limited Liability Corporation that is owned by Seven Arts Pictures Inc., a shareholder of the Group.  The rate of interest that applies to this loan is 15% per annum and the amount of interest paid for the three months ending June 30, 2008 was $271,092 and for the year ending March 31, 2008 was $1,084,366. As of June 30, 2009 the balance due on the loan was $8,300,000, which includes accrued interest of $625,000 and a principal amount of $7,675,000.  An identical back to back loan was then taken out by SAFF from Arrowhead.  In April 2009, the lender (Arrowhead) made a decision to take control of the distribution of the films securing its loan. As a result, the Group no longer controls the distribution of these films and it has removed the limited recourse indebtedness and accrued interest related to the SAFF  loan as liabilities from its balance sheet. (See note 19 Contingent Liabilities and note 22 Subsequent Events)

●   Employee Benefit Trust
The Group employed Smith and Williams Trustees (Jersey) Limited to help set up an Employee Benefit Trust ("EBT") in December, 2008.  The Trust is a significant shareholder of the Group and controlled by the Trustees.. The EBT entered into an agreement to purchase the 3,000,000 convertible preference shares held by Armadillo Investment Trust ("Armadillo") for £1,500,000, to be paid in three equal installments of £500,000, and the return of the 1,600,000 ordinary shares in Armadillo owned by the Group, valued at £800,000 for an aggregate purchase price of £2,300,000. The agreed upon purchase price was to be loaned to the EBT by the Group at a nominal interest rate and, to date, the Group has advanced £500,000 as the first of three equal installments, together with the 1,600,000 ordinary shares of Armadillo, valued at £800,000 in the Group’s books, to the EBT which has paid them over to Armadillo. The Group has guaranteed the EBT’s remaining debt of £1,000,000 representing the second and third installments, but has not yet advanced these amounts. The EBT has repaid £231,681($346,641) of the £1,300,000 in the year ended June 30, 2010 by selling ordinary shares owned by the EBT to creditors of the Group. The Group charged interest of $46,827 to the EBT during the year ended June 30, 2009, and the Group reduced interest charged to the EBT in prior years in the amount of $178,904. The total balance due from the EBT to the Group as at June 30, 2010 amounted to £1,181,724, which was a result of initial debt due from the EBT of £1,300,000 less repayments £231,681 plus interest at 5.5% £113,405 for 586 days. Subsequent to June 30, 2010 the EBT has transferred or sold 884,667 ordinary shares of the Group it owned and returned the proceeds to the Group in part settlement of the loan. (see Subsequent Events note 22).

19           Commitment and Contingencies

●   Fireworks Litigation
Seven Arts Pictures Plc and Seven Arts Pictures Inc are currently jointly in litigation with Fireworks Entertainment Inc. and CanWest Entertainment Inc., both companies registered in the United States of America, regarding the Group’s title to certain pictures acquired from these entities. The litigation has progressed to mediation. The legal costs have been charged to administration expenses as incurred. Should the Group not be successful in retaining its title to the picture library, the Group could also be required to compensate the defendants for their costs.

The Group prevailed in a motion for summary adjudication on February 10, 2011 and will recover attorney fees previously deposited with the Canadian courts. As a result the Group now has a declaration by the Canadian court that the CanWest defendants infringed copyrighted works owned by the Group. The Group will now pursue Contentfilm to recover these copyrighted works and substantial damages for use of the copyrighted works after their purported acquisition from CanWest. The Group may incur up to $200,000 in legal expenses to pursue this claim but expects to recover those fees from Contentfilm.

●   Jones Film
The Group, its subsidiary Seven Arts Filmed Entertainment Limited, and a related party, Seven Arts Pictures Inc. (“SAP INC”), were the subject of an arbitration award of approximately $900,000 against them for legal fees and interest thereon relating to an ongoing dispute regarding a participation in the motion picture entitled 9 ½ Weeks II, even though the arbitration found no additional sums due to the complaining party, and potential loss of further distribution rights in this motion picture.  The Federal District Court enforced this arbitration award, and the Group is seeking relief from that decision.  The Group has accrued for the liability in the amount of $800,000 including approximately $100,000 of accrued interest at June 30, 2010. The remaining interest, costs and fees has been guaranteed by SAP INC.

●   Arrowhead Target Fund
Seven Arts Future Flow I (“SFF”), a limited liability Group owned by SAP Inc., one of the Group’s controlling shareholders and a Group controlled by Mr. Hoffman, obtained financing from the Arrowhead Target Fund, Ltd. (“Arrowhead”) of approximately $8,300,000 (the “Arrowhead Loan”).  The Group secured the Arrowhead Loan with liens on 12 motion pictures that generated revenues of $820,026 in the Fiscal Year Ended June 30, 2009, $2,739,800 in the Fiscal Year Ended March 31, 2008 and $544,478 in the three month period ended June 30, 2009. The Group’s only liability is to repay the Arrowhead Loan from the proceeds of the film assets pledged against the Arrowhead Loan. The Group is not required to repay the Arrowhead Loan from any of its other assets or revenues.

The Arrowhead Loan became due in February 2009 and SFF has not paid the outstanding principle and interest due thereon. Arrowhead has the right to foreclose on the pledged film assets, but has not done so at the present time. SFF has received a default notice to this effect and as a result Arrowhead is now collecting directly all sums receivable by the Group with respect to these motion pictures, and has appointed a new servicing agent for these motion pictures with the result that the Group no longer controls the licensing of these motion pictures. Failure to repay or refinance the Arrowhead Loan could result in a material disposition of assets through the loss of the Group’s rights to the  twelve motion pictures and related loss of revenues in amounts that are difficult to predict.

As a result of the foregoing, the Group has removed all assets accounts relating to the twelve motion pictures pledged to Arrowhead and has removed the corresponding limited recourse indebtedness from the Group’s consolidated balance sheet at fiscal year ended June 30, 2009, due to the fact that the loan was a limited recourse loan and the Group had no further obligations to Arrowhead beyond the pledged film assets.

Arrowhead has made a claim against the Group by reason of monies the Group has collected from distribution of these motion pictures and not paid to Arrowhead based on the Group’s interpretation of the transactional contracts. The Group has accounted for the collections from the Arrowhead titles films as accrued liabilities in its consolidated financial statements.

Arrowhead has also advised the Group that it believes the Group is liable for any deficiencies that may arise from SFF not meeting its obligations under the loan agreement. While Arrowhead has not made a formal claim against the Group, the Group believes it has no obligation to guaranty SFF’s financial performance under the loan agreement and should Arrowhead make a demand, the Group intends to vigorously defend itself. Due to the uncertainly of the potential claim, the Group cannot at this time predict the ultimate outcome  of  this unasserted claim, if any , that may occur and could have a material adverse effect on our business, financial condition and results of operations. Subsequent to June 30, 2010 the date of the financial statements, Arrowhead made additional claims against the Group. (see Subsequent Events note 22)

●   Arrowhead Capital Partners – AGC Loan
The Group and several affiliates were named as defendants in an action by Arrowhead Capital Partners Ltd filed in the Supreme Court of New York County of New York State purportedly served on May 24, 2010, seeking to collect $1,000,000 plus interest (the “ACG Loan”) due to Arrowhead Consulting group LLC (“ACG”) as well as foreclosure on the collateral granted as part of the Cheyne Loan described above in note 13 under “Production Loans”. The ACG Loan is fully subordinated to repayment of the Cheyne Loan, which has not been repaid, and a subsidiary of the Group has been assigned all Cheyne’s rights under the subordination provision of the Cheyne Loan. As a result Management does not believe that ACG has the right to maintain this action to collect any monies or to foreclose on any collateral pursuant to the Cheyne Loan. The Group intends to vigorously defend against this action, the Group has nevertheless accrued for both the loan and accrued interest as of June 30, 2010.

●   Silverback – Hungarian co-producer
The Group has obtained a final judgment from the Queen’s Bench in England for approximately $300,000 erroneously converted to fees by a Hungarian co-producer on the motion picture Nine Miles Down. The Group is seeking to collect these fees back through enforcement by Hungarian courts and currently a bailiff has been appointed to collect the monies due in Hungary. The incorrectly appropriated fees have been included in the film asset in prior years. Capitalised film costs will be reduced upon collection of these fees.

●   Stonewood/Nine Miles Down
A settlement agreement for $250,000 has been reached with the liquidators of Gone to Hell (GTH) the production company for Nine Miles Down. The main beneficiaries of the GTH liquidation however are Stonewood; owned by the director of GTH and SAP INC for an action it took against the liquidator for interfering in the free distribution of the film. The debt to the liquidation is fully insured but only to the amount that is not payable back to SAP INC and Stonewood as they are the insured parties. The Group has guaranteed the legal costs of this action to make sure it releases the distribution rights to the movie. The Group has accounted for the legal expenses incurred related to this litigation by capitalizing them into film assets in the value of $200,000 as of June 30, 2010, due to the fact that these are direct expenditures that must be adapted to serve as the costs to this particular film.

●   Zeus VAT
The Group believes that the accrual of the VAT input refund or output VAT tax with respect to the Zeus transaction is highly uncertain.  Her Majesty’s Customs and Revenue (“HMRC”) raised issues regarding the Zeus transaction as early as May, 2008, and has made no determination regarding any of the inputs or outputs of VAT with respect to the Zeus transaction through today.  The situation is still unresolved in that HMRC have not made a VAT refund to the 17 companies formed by investors in the Zeus transaction (“SAFCO’s”) of the output VAT tax charged by Seven Arts on the supplies made for the SAFCO’s and declared on the Group’s VAT return filed in 2008 and in that HMRC has taken no steps to enforce the collection of the output VAT tax as declared by the Group, as an internal “hold” has been placed on collection by HMRC.  Until and unless this interest is lifted, HMRC will take no action to enforce the collection of the VAT output tax declared by the Group. The amount of VAT at issue is approximately £23,000,000 ($35,000,000) which would be both the amount owed by the Group to HMRC and the amount due to the Group from the SAFCO’s as their refund from HMRC. The collection department of HMRC has stopped the collection of the VAT due from the Group, and to date no notices of interest or penalties have been received. The Group does not expect any penalties or fees will result from the VAT related to the Zeus transaction, accordingly no accrual of interest or penalties have been accrued as of June 30, 2010.

The Group acquired the SAFCO’s as part of the Zeus transaction described above in May, 2009. The SAFCO’s are not consolidated into the Group as the Group still does not have control of the bank accounts and the accounting records. The Group has instructed counsel to liquidate the SAFCO’s under the applicable laws of the United Kingdom as described in Note 8.

One of the Group’s affiliates filed an action against Zeus Partners Limited and two of its executives for indemnity in relation to Value Added Tax due with respect to the Zeus Transaction.  The purpose of this action is to protect the Group’s rights with respect to any potential liability to the Group with respect to Value Added Tax arising out of the Zeus Transaction. This action was disallowed by the Court through a technicality, therefore subsequent to the date of the financial statements, June 30, 2010, the SAFCO’s themselves have now filed the same action against Zeus Partners Limited and two of its executives.

●   Directors Service Contracts

i)
SAP INC. has an employment agreement with Peter Hoffman pursuant to which he will act as the Group CEO until December 31, 2013. Upon acquisition of control of Group, it entered into a contract with SAP INC. to secure Mr. Hoffman's services solely to the Group as  CEO.  In connection with that employment agreement,  Mr. Hoffman has been granted

●	the right to sole responsibility for creative and business decisions regarding motion pictures we develop and produce,

●	a right of first refusal to produce remakes, sequels or prequels of motion pictures produced by Mr. Hoffman and acquired by the Group or any motion picture produced by the Group during his employment,

●	an annual salary of $500,000 per year plus bonuses, expenses and a signing option and

●
a right upon termination without cause to a lump sum payment of approximately $1,500,000, an assignment of all projects in development during the term of his employment and any amounts due upon such compensation as an excise tax.

ii)	The Group has an employment agreement with Michael Garstin pursuant to which he will serve as President until December 31, 2013 at a salary of $200,000 per year plus bonuses and expenses.

iii)
The Group has an employment agreement with Kate Hoffman pursuant to which she will act as COO ad infinitum at a salary of $85,000 (£52,000) per year plus bonuses and expenses. Ms. Hoffman’s contract contains a “non-compete’ clause pursuant to which she will be excluded from competing against the Group for 6 months following the date of her termination.

iv)
The Group has an employment agreement with Elaine New pursuant to which she will act as an executive director ad infinitum at a salary of $225,000 (£150,000) per year plus bonuses and expenses. Ms. New’s contract contains a “non-compete’ clause pursuant to which she will be excluded from competing against the Group for 6 months following the date of her termination.

All of the employment agreements grant us a right to injunctive relief if the respective employee breaches the agreement.  With the exception of Ms. Hoffman’s and Ms. New’s agreements, the employment agreements do not contain “non-compete” clauses.

●   Asset Transfer Agreement

As of June 10 2010 the Group proposed to enter an Asset Transfer Agreement, as amended on December 15, 2010, to transfer all of the assets of Seven Arts Pictures plc (“PLC”) (including ownership of all subsidiaries) to Seven Arts Entertainment Inc. (“SAE”), in exchange for assumption by SAE of certain indebtedness and for one share of common stock of SAE for each ordinary share of PLC  which is expected to be distributed subject to a future Registration Statement to be filed by the Group.  This transfer was agreed to by our shareholders at our Extraordinary General Meeting on June 11, 2010.  The purpose of this transfer was to eliminate our status as a foreign private issuer and to assume compliance with all obligations of a domestic issuer under all applicable state and Federal securities laws. (See Subsequent Events note 22)

●   Guarantee and pledge

Guarantee of the Advantage Capital Loan

Seven Arts Pictures Louisiana LLC, a related party and or an affiliate of the Group entered into a Credit Agreement with Advantage Capital Community Development Fund LLC dated October 11, 2007 for the acquisition and improvement of a production and post production facility located at 807 Esplanade Avenue in New Orleans, Louisiana for aggregate principal advances of up to $3,700,000.  This agreement was guaranteed by the Group. Approximately $3,700,000 has been drawn under the terms of this Credit Agreement, as of June 30, 2009, June 30, 2008 and March 31, 2009. The Group has guaranteed this amount.  Subsequent to the date of the financial statements, the Group entered into a new financing agreement related to this indebtedness. (see Subsequent Events note 22)

Guarantee of the £1,000,000 due to Armadillo by the EBT

See note 1.21 on the Employee Benefit Trust (See subsequent events note 22)

20           Operating lease commitments

As of June 30, 2010 and in all of the other periods presented, the Group had no operating lease commitments.

21           Transition to IFRS

21.1        Basis for Transition to IFRS

21.1.1     Application of IFRS 1

The consolidated financial statements for the year ended March 31, 2008 were the first presented in accordance with IFRS.  Considering that these Consolidated Financial Statements include financial information as of and for the year ended March 31, 2008 the disclosures on transition to IFRS required by IFRS 1 are included in this Note.

The Group prepared its opening balance sheet as of the transition date which is April 1, 2007.

In preparation of the Consolidated Financial Statements on the transition date according with IFRS 1, the Group applied the mandatory exceptions and certain optional exemptions of full retrospective application of the IFRS.

21.1.2     Exemptions to the Full Retrospective Application Chosen by the Group

The Group utilized the following optional exemptions of full retrospective application:

a)
Exemption for business combination: The Group opted not to remeasure the business acquisitions that took place before the IFRS transition date in compliance with IFRS 3; therefore, goodwill arising from acquisitions before that date was maintained at its amortized net carrying value as of March 31, 2007, determined in accordance with UK GAAP. However, as required by IFRS 1, the retained profit and loss of the legal subsidiary pre-acquisition, plus the combined entity profit or loss post acquisition, is shown on the balance sheet. In addition goodwill created by the reverse takeover has been removed.  As of the transition date the Group removed goodwill in the amount of $5,207,600.

b)
Exemption for presenting the fair value of Property, plant and equipment as acquisition cost: The Group opted not to remeasure its fixed assets on the transition date at fair value, and opted to maintain the acquisition cost less accumulated depreciation adopted under UK GAAP as fixed asset amount, monetarily adjusted in accordance with IAS 21 and IAS 29.

c)
Exemption for presenting cumulative translation difference: The Group opted to present the accumulated effects on the IFRS transition date resulting from the translation of the consolidated financial statements of subsidiaries and investees with a functional currency different from the Group's reporting currency as retained earnings on the opening balance sheet. The Group recognizes the translation adjustments directly in a specific Equity account as from IFRS transition date.

d)	Exemption related to measurement of the compound financial instruments: The Group did not have compound financial instruments on the IFRS transition date.

e)
Exemption related to the recognition of interests in subsidiaries, jointly-controlled entities, and associates: The Groups’ subsidiaries, jointly-controlled entities, and associates on the transition date did not have Financial Statements under IFRS and, as a result, the Group adopted the same IFRS transition date for all its subsidiaries, jointly-controlled entities, and associate companies.

f)
Exemption related to the classification of financial instruments: The Group opted to classify and assess its financial instruments according to IAS 32 and IAS 39 on the IFRS transition date. Retroactive analyses to the original contracting date of the current financial instruments were not made on the IFRS transition date. All financial instruments contracted after the transition date were analyzed and classified on the contract date of the operations.

g)
Exemption related to the initial measuring of share-based payments: The Group opted to recognize the accumulated effects of share-based payments on the IFRS transition date and as a result of that recognized the amount of which was just a reclassification in the “Retained earnings” account.

21.1.3      Exceptions from full retroactive application followed by the Group

No impacts were identified in the Group’s Consolidated Financial Statements due to the application of the mandatory exceptions established by IFRS 1.

21.2         Reconciliation between IFRS and UK GAAP

21.2.1      Reconciliation of the Group’s consolidated balance sheet on IFRS transition date – April 1, 2007

BALANCE SHEET

	April 1, 2007
	UK GAAP £	UK GAAP $	IFRS Adjustments	Note	IFRS
Assets
Cash and Cash Equivalents	£4,748	$9,313	$-		$9,313
Trade Receivables	6,687,271	13,116,414	-		13,116,414
Investments	800,000	1,569,120	-		1,569,120
Film Costs	9,013,268	17,678,623	9,915	b	17,688,538
Goodwill	2,655,042	5,207,600	(5,207,600)	a	-
Property and Equipment	15,554	30,508	-		30,508
Total Assets	£19,175,884	$37,611,578	$(5,197,685)		$32,413,893

Liabilities & Shareholders Equity
Accounts Payable and Accrued Liabilities	3,746,776	7,348,926	(258,725)	b	7,090,201
Film & Production Loans	10,297,380	20,197,281	-		20,197,281
Deferred Income	575,882	1,129,535	-		1,129,535
Total Liabilities	£14,620,038	$28,675,742	$(258,725)		$28,417,017

Shareholders Equity
Issued Capital	10,017,000	19,188,473	-		19,188,473
Convertible Debentures	1,750,000	3,432,450	-		3,432,450
Additional Paid In Capital	1,863,483	3,650,308	-		3,650,308
Accumulated Deficit	(9,511,477)	(18,108,333)	(5,207,600)	a	(23,315,933)
Accumulated deficit – foreign currency	(530,290)	(1,069,198)	1,069,198	b	-
Comprehensive income/loss- foreign currency translation	-	-	(800,558)	b	(800,558)
Profit/(Loss) Current Period	967,130	1,842,136	-		1,842,136

Shareholders Equity	4,555,846	8,935,836	(4,938,960)		3,996,876

Total Liabilities & Shareholders Equity	£19,175,884	$37,611,578	$(5,197,685)		$32,413,893

Description of the main differences between IFRS and UK GAAP that affect the Group’s Consolidated Financial Statements is as follows:

a)
Business Combinations:  in accordance with IFRS, the purchase method is applied. The cost of business combination is measured at the fair value on the date of acquisition. The acquiring entity should allocate, on the date of the combination, the acquisition cost (including the direct costs of the transaction) to acquired assets and liabilities and contingent liabilities assumed at its fair value, that meet specified criteria, even if some of them have not been previously recognized by the acquired Group in its accounting records. The process of allocating the cost of a business acquired to its assets, liabilities and contingent liabilities acquired should be performed within twelve months of the date of the combination. When the acquisition cost is higher than the fair value of the interest of the acquiring entity in net assets, liabilities and contingent liabilities of the acquired entity, the acquiring entity records a goodwill arising from the transaction, related to such difference. Goodwill and other intangible assets with an indefinite useful life are not amortized. The recoverable amount of cash-generating units to which goodwill is allocated must be evaluated for impairment at least once a year and whenever there is an indication that the value of an asset might be impaired. When the recoverable amount of goodwill or of any other asset is less than its carrying amount, an impairment loss must be recorded in income for the year. If the interest of the acquiring entity in the fair value of the identifiable assets, liabilities and contingent liabilities is higher than the acquisition cost, the excess (negative goodwill) should be reviewed in order to determine whether the fair values attributed to the acquired assets, assumed liabilities and contingent liabilities were adequately identified and valued. If, after such review, it is concluded that a negative goodwill resulted from the transaction, it should be recorded as a gain in income for the year. Minority interests in the net assets acquired must be recorded at its fair value on the date of acquisition in a specific Equity account.

In accordance with UK GAAP, the following practices were adopted: goodwill or negative goodwill is calculated by the simple difference between acquisition cost and equity of the acquired entity at its historical cost. The allocation of the acquisition cost to the assets, liabilities and contingent liabilities acquired based on its fair value is not used and assets and liabilities were recorded upon acquisition at its historical cost in the books of the entity acquired, except as described below. Goodwill can be attributed to: (i) excess of value of the assets (generally property, plant and equipment), which is incorporated into their value and is amortized over the useful life of such assets, (ii) future profitability, or (iii) other reasons. Goodwill based on future profitability must be amortized according to future income projections over a period of not more than ten years, except when it refers to concessions granted by the public authority, in which case it will be amortized over the concession term. Goodwill which cannot be economically supported (“without economic basis”) must be expensed at the time of the purchase and negative goodwill without economic basis must be recorded as a gain only when the investment is written off or discontinued. UK GAAP does not allow transaction costs to be accounted for as part of the acquisition price. Minority interests are recorded at cost.

The acquisition of Cabouchon Plc was considered a reverse acquisition and the Group subsequently changed its name to Seven Arts Pictures Plc.  In accordance with IFRS, the capital structure of the legal parent and the retained profit and loss of the legal subsidiary arising prior to the acquisition, plus the combined entity profit and loss post acquisition, is presented on the balance sheet.  As a result, the goodwill created by the acquisition is charged to the profit and loss account.  As of the transition date, the Group removed goodwill totaling $5.2 million.

b)
Exchange differences and translation of foreign operations: according to IFRS, exchange differences on translation of consolidated subsidiaries, associates and joint-controlled entities with a functional currency different from the functional currency of the parent Group should be recognized directly in Equity in the translation reserve account. This resulted in reduction of $1.1 million in accumulated deficit and an increase of $0.8 million to other comprehensive loss from foreign currency translation, an equity account, with the offset against adjustments in film costs of approximately $10,000 and accounts payable and accrued liabilities of approximately of $0.3 million which was resulted from slightly different exchange rates used while preparing the financial statements under UK GAAP.

21.2.2      Reconciliation of the Consolidated Financial Statements for the last period reported and presented under UK GAAP – June 30, 2008

BALANCE SHEET

	All as of June 30, 2008
	UK GAAP £	UK GAAP $	IFRS Adjustments $	Reclassification of Assets and Liabilities $	Notes	IFRS $
Assets
Cash and Cash Equivalents	£587,942	$1,172,593	$-	$-		$1,172,593
Restricted Cash and Cash Equivalents – Zeus	56,354,914	112,394,240	-	-		112,394,240
Trade Receivables	7,904,418	15,764,571	(5,941,938)	(5,549,296)	b,h	4,273,337
Trade Receivables – Zeus	124,008,517	247,322,586	-	-		247,322,586
Due from Related Parties	1,219,662	2,432,494	-	362,233	h	2,794,727
Other Receivables and Prepayments	4,560,364	9,095,190	-	2,463,4330	h	11,558,620
Investments	1,852,969	3,695,561	(2,100,041)	-	c	1,595,520
Film Costs	13,374,660	26,674,422	(719,610)	(6,250,433)	h	19,704,379
Goodwill	2,603,799	5,193,017	(5,193,017)	-	a	-
Property and Equipment	18,620	37,135	-	-		37,135
Total Assets	£212,485,865	$423,781,809	$(13,954,606)	$(8,974,066)		$400,853,137

Liabilities & Shareholders Equity
Accounts Payable and Accrued Liabilities	£4,409,814	$8,794,933	$(1,392,782)	$(334,846)	c,f,h	$7,067,303
Participation & Residuals	831,280	1,657,906	-	-		1,657,906
Bank Loans – Zeus	113,055,755	225,478,399	-	-		225,478,399
Film & Production Loans	15,981,394	31,873,292	-	(8,635,414)	h	23,237,878
Deferred Income	465,504	928,401	358,999	-	b	1,287,400
Deferred Income – Zeus	59,199,659	118,067,801	-	-		118,067,801
VAT Payable – Zeus	11,644,934	23,224,656	-	-		23,224,656
Total Liabilities	205,588,340	410,025,388	(1,033,783)	(8,970,260)		400,021,343

Shareholders Equity
Issued Capital	10,150,500	19,453,805	-	881	e	19,454,686
Convertible Debentures	1,750,000	3,432,450	-	-		3,432,450
Additional Paid In Capital	2,246,974	4,413,634	-	1,392	e	4,415,026
Accumulated Deficit	(8,415,048)	(16,266,197)	(5,193,017)	(14,583)	a,e	(21,473,797)
Accumulated Deficit - foreign currency exchange	(659,589)	(1,274,979)	1,266,472	8,504	e	-
Other comprehensive income/loss – foreign currency translation			(795,308)		e	(795,308)
Profit/(Loss) Current Period	1,824,688	3,997,706	(8,198,970)	-	i	(4,201,264)
Shareholders Equity	6,897,525	13,756,422	(16,734,996)	310,368		831,794

Total Liabilities & Shareholders Equity	£212,485,865	$423,781,810	$(13,954,606)	$(8,974,066)		$400,853,137

STATEMENT OF INCOME

	UK GAAP 'June 30, 2008 (15 months) BP £	UK GAAP 'June 30, 2008 (15 months) $	IFRS Adjustments $	Reclassification of Assets & liabilities $	Notes	IFRS 'March 31, 2008 (12 months) $	IFRS June 30, 2008 (3 months) $	Total IFRS June 30, 2008 (15 months) $
Revenue:
Film Revenues	£8,874,197	$17,678,288	$(7,934,536)	$(3,685,108)	b,f	$3,265,808	$2,792,836	$6,058,644
Fee Related Revenues-Equicap	-	-		-		-	-	-
Fee Related Revenues	-	-	-	-		-	-	-
Other Revenue	-	-	-	-		-	-	-
Total Revenues	8,874,197	17,678,288	(7,934,536)	(3,685,108)		3,265,808	2,792,836	6,058,644

Cost of Sales:
Amortization of Film Costs	(964,640)	(1,921,659)	650,390	-	b,d	(490,239)	(781,030)	(1,271,269)
Other Cost of Sales	(4,745,295)	(9,453,102)	1,651,165	3,683,927	b,c,d,h	(3,597,469)	(520,541)	(4,118,010)
Total Cost of Sales	(5,709,935)	(11,374,762)	2,301,555	3,683,927		(4,087,708)	(1,301,571)	(5,389,279)

Gross Profit	3,164,262	6,303,526	(5,632,981)	(1,181)		(821,900)	1,491,265	669,365

Operating Expenses:
General & Administrative Expenses	(2,143,985)	(4,271,033)	(455,979)	-	f,g	(4,015,533)	(711,479)	(4,727,012)
Total Operating Expenses	(2,143,985)	(4,271,033)	(455,979)	-		(4,015,533)	(711,479)	(4,727,012)

Profit/(Loss) Before Interest and Taxes	1,020,277	2,032,494	(6,088,960)	(1,181)		(4,837,433)	779,786	(4,057,647)

Share of operating profit of the associate	1,052,969	2,097,620	(2,097,620)	-	c	-	-	-
Net Interest (Expense) Income:				-
Interest paid	(343,898)	(685,079)	-	(3,683,927)	h	(672,973)	(3,696,033)	(4,369,006)
Interest received	27,432	54,647	-	3,685,108	h	466,887	3,272,868	3,739,755
Net Interest (Expense)/Income	(316,466)	(630,432)	-	1,181		(206,086)	(423,165)	(629,251)

Profit/(Loss) Before Taxes and Other Income	1,756,780	3,499,681	(8,186,580)	-		(5,043,519)	356,621	(4,686,898)

Other income	-	-	-	-		-	-	-

Profit/(Loss) Before Taxes	1,756,780	3,499,681	(8,186,580)	-		(5,043,519)	356,621	(4,686,898)

Provision for Tax	250,000	498,025	(12,391)	-		485,634	-	485,634

Profit/ (Loss) After Taxes	2,006,780	3,997,706	(8,198,971)	-		(4,557,885)	356,621	(4,201,264)

Foreign Exchange Translation	(182,092)	(471,164)	471,164	-	e	-
Net Income/(Loss)	£1,824,688	$3,526,542	$(7,727,807)	$-		$(4,557,885)	$356,621	$(4,201,264)
Comprehensive Income/Loss
Foreign currency translation	-	-	5,250	-		-	5,250	5,250
Comprehensive Income/Loss	£1,824,688	$3,526,542	$(7,722,557)	$-	e	$(4,557,885)	$361,871	$(4,196,014)

Description of the main differences between IFRS and UK GAAP that affect the Group’s Consolidated Financial Statements is as follows:

a)
Business Combinations:  the $5.2 million adjustment to goodwill was a roll forward adjustment from prior year balance sheet adjustment in accordance with IFRS, as described above (note 21.2.1). Minor difference from prior year was due to exchange rate fluctuation.

b)
Revenue recognition:  In accordance with IFRS and IAS 18, the Group adopted the specific industry guidance; entertainment-films or film-related products, or formerly known as accounting by producers or distributors of films , which provides guidance on revenue recognition for the distribution and exploitation of films as described in footnote 1.3. As a result, approximately $7.9 million of film revenues recorded under UK GAAP for the year ended June 30, 2008 were reversed or reclassified into deferred income as a result of revenue recognition conditions not met in accordance with IFRS. Accordingly, the related trade receivable was reduced by approximately $6.0 million, cost of sales and general and administrative expenses were  reduced by $1.0 million and $0.5 million respectively (as revenues on certain  films  were originally recorded at gross including distribution and marketing fees under UK GAAP), and deferred income was increased by approximately $0.4 million.

c)
Profit and costs from associated companies:Under UK GAAP the Group accounted for the distribution cost of sales to be paid to associated companies with a corresponding accrued liability and accounted for the distribution revenues of associated companies with a corresponding investment account. These entries were reversed and netted under IFRS. This resulted in a reduction in investment and corresponding other income  (profit from associated companies) of  $2.1million and a reduction in with corresponding accrued liabilities of the same amount.

d)
Costs of sales and other costs of sales: as described in item #b above, the Group adjusted revenues due to certain revenue recognition conditions not met in accordance with IFRS,  accordingly, amortization of film costs was reduced by $0.7 million. Other cost of sales was reduced by $2.1 million related to the reversal of profit and cost from associate companies as described in item #c. The Group also reduced other costs of sales by $1.0 million in connection with reversal of the reduction in royalty revenues recognized on the film Deal as described in item #b. Other costs of sales was increased by $1.4 million due to write off of certain capitalized film costs. Net decease in other costs of sales amounted $1.7 million.

e)
Exchange differences and translation of foreign operations: according to IFRS, exchange differences on translation of consolidated subsidiaries, associates and joint-controlled entities with a functional currency different from the functional currency of the parent Group should be recognized directly in Equity in the translation reserve account. This resulted in reduction of $1.3 million in accumulated deficit attributable to foreign currency exchange (which included $0.4 million from current period), and an increase of $0.8 million to other comprehensive loss from foreign currency translation (which included approximately $5,000 from current period), an equity account. The slight exchange rate differences while preparing the financial statements under UK GAAP also resulted in some minor reclassifications among the equity accounts.

f)
Accrued liabilities. Accrued liabilities was reduced by $2.1 million due to reversal of the profit and costs from associated as described in item #c above, offset by additional accrued liabilities of $0.7 million resulted from a litigation that was not commenced until after the financial statements prepared under UK GAAP were published.

g)
General and administrative expenses: General and administrative expenses increased by approximately $0.4 million, mainly due to the $0.7 million additional accrued liabilities as described in item #f, and by approximately $0.2 million currency adjustments, due to slightly different exchange rates used as compared to the financial statements prepared under UK GAAP, offset by general and administration cost reductions of approximately $0.5 million as described in item # b.

h)	Reclassifications: The Group reclassified certain accounts while preparing the Consolidated Financial Statements presented with IFRS. These reclassifications are as follows:

1)	Interest income in Cinematic Finance previously treated as turnover under UK GAAP totaling $3.6 million was reclassified from revenues to non-operating income.
2)	The corresponding Interest expense in Cinematic Finance totaling $3.6 million was reclassified from cost of goods sold to non-operating expense.
3)
Trade receivable, totaling $5.5 million, was reclassified into other receivable. Other receivable was also increased by $1.3million resulted from tax credits to be received with the corresponding reduction in film costs. Other receivable was reduced by $4.0 million to net against film and production loans and other receivable was further reduced by $0.4 million to reclassify into due from related parties.

4)
Film costs, of approximately $4.9 million, were netted against film and production loans together with $1.3 million  reduction from the tax credit to be received (as described above) resulted in  total reduction in film costs in the amount of approximately $6.3 million.

5)
Film & production loans decreased by a total of $8.6 million, which was a result of $4.9 million netted against film costs, $4 million netted against other receivables and an increase of approximately $0.3 million from a reclassification from accrued liabilities.

i)	Net income (loss):aggregate changes to profit and losses as shown in the Statement of Income

21.2.3	STATEMENT OF CASH FLOW

	UK GAAP 'June 30, 2008 (15 months) BP £	UK GAAP 'June 30, 2008 (15 months) $	IFRS Adjustments and Reclassifications $	Notes	IFRS 'March 31, 2008 (12 months) $	IFRS June 30, 2008 (3 months) $	Total IFRS June 30, 2008 (15 months) $
Cash flow from operating activities

Net income/(loss)	£1,824,688	$3,526,542	$(7,727,806)	a	$(4,557,885)	$356,621	$(4,201,264)

Depreciation of property & equipment	11,158	22,254	(112)	b	14,979	7,163	22,142
Amortization of film cost	964,641	1,923,880	(652,611)	c	490,239	781,030	1,271,269
Amortization of goodwill	-	-	-				-
Forgiveness of debt	-	-	-				-
Stock based Expenses	90,991	181,472	510	b	121,878	60,104	181,982
Provision for Bad Debts	-	-	150,650	d	159,974	(9,324)	150,650
Tax and foreign exchange	67,903	248,042	(248,042)	b	-	-	-

Changes in assets and liabilities
Restricted cash - Zeus	(56,354,914)	(112,394,240)	29,849	b	(198,405,009)	86,040,618	(112,364,391)
Trade receivables	(1,217,147)	(2,427,478)	6,431,529	g	7,103,737	(3,099,686)	4,004,051
Zeus receivables	(124,008,517)	(247,322,586)	8,895	b	(59,122,429)	(188,191,262)	(247,313,691)
Intercompany accounts	(1,219,662)	(2,432,494)	961,413	g	(726,068)	(745,013)	(1,471,081)
Capitalized film assets	(5,273,085)	(10,516,641)	6,030,324	g	(2,562,046)	(1,924,271)	(4,486,317)
Other assets	(5,613,333)	(11,195,231)	5,021,110	g	(2,959,597)	(3,214,524)	(6,174,121)

Accounts payable and accrued liabilities	13,028,874	25,984,786	(1,506,015)	f	2,335,191	22,143,580	24,478,771
Deferred income Zeus	59,199,659	118,067,800	134,445	c	29,363,336	88,838,909	118,202,245
Proceeds from/(repayment of) Zeus loan	113,055,755	225,478,398	(33,917)	b	225,444,481	-	225,444,481
Net cash provided by/(used in) in operating activities	£(5,442,989)	$(10,855,497)	$8,600,223.18		$(3,299,219)	$1,043,945	$(2,255,274)

Cash flow from Investing Activities
Purchase of property and equipment	(15,929)	(31,769)	3,406	b	(26,821)	(1,542)	(28,363)
Net cash provided by/(used in) in investing activities	£(15,929)	$(31,769)	$3,406		$(26,821)	$(1,542)	$(28,363)

Cash flow from Financing Activities
Proceeds from/(repayment of) loans	5,684,014	11,336,198	(8,940,808)	e	4,400,002	(2,004,612)	2,395,390

Issuance of common stock	426,000	849,614	(127)	b	849,487	-	849,487
Net cash provided by/(used in) in financing activities	£6,110,014	$12,185,812	$(8,940,935)		$5,249,489	$(2,004,612)	$3,244,877

Net increase/(decrease) in cash	651,096	1,298,546	(337,306)		1,923,449	(962,209)	961,240

Cash and cash equivalents at Beginning of year	4,748	9,469	(152)		9,317	2,133,338	9,317

Currency translation Adjustment	(72,650)	(144,893)	346,929		200,573	1,463	202,036
Cash and cash equivalents at End of year - computed	£583,194	$1,163,122	$9,470		$2,133,339	$1,172,592	$1,172,593

Supplemental Disclosure of Cash Flow Information:
Cash paid during the year for:
Interest	£343,898	$685,870	$(2,192)	$245,768	$437,910	$683,678
Income taxes	£-	$-	$-	$-	$-	$-

Non cash investing and financing transactions:
Capitalised film cost acquired under Knife Edge Tax Credit	£-	$-	$2,614,084	$2,614,084	$-	$2,614,084
Production loan received for capitalised film cost / development cost	£-	$-	$11,604,314	$11,204,756	$399,558	$11,604,314
Accounts receivable applied against Loan set off	£405,304	$808,338	$-	$496,465	$311,873	$808,338

Description of the main differences between IFRS and UK GAAP that affect the Group’s Consolidated Financial Statements is as follows:

a)	Net income (loss): aggregate changes to profit and losses as described above (note 21.2.2) and as shown on the Statement of Income.

b)
Exchange differences and translation of foreign operations: The Group prepared the cash flow statement in accordance with IFRS, under which cash flow of foreign entities was prepared in functional currency and translated to the reporting currency and consolidated. This compared with the cash flow statement prepared under UK GAAP resulted in minor discrepancies in certain accounts due to slight difference in exchange rates used, as well as presentation differences in foreign currency translation adjustments .

c)
Amortization of film costs and deferred income:  As described above (note 21.2.2), the Group reversed or reclassified certain revenues to deferred income due to revenue recognition conditions not met in accordance with IFRS and IAS 18. The corresponding reduction of amortization of film costs was approximately $0.7 million, and the deferred income increased by approximately $0.4 million. The impact of these two items on the cash flow is in line with the change in the balance sheet, with slight discrepancies due to different exchange rates being used in translating balance sheet accounts and cash flow.

d)	Provision for bad debt: While preparing the cash flow under IFRS, the Group presented the bad debt in the non-cash adjustment items, whereas the amount was netted under the UK GAAP presentation.

e)
Film and production loans: The Group adjusted and/or reclassified film & production loans by approximately $8.6 million due to reclassifications as described in note 21.2.2. The impact on the cash flow related to this account is in line with the change in the balance sheet, with the slight discrepancy due to different exchange rates being used in translating balance sheet accounts and cash flow.

f)
Accounts payable and accrued liabilities: The Group adjusted accounts payable and accrued liabilities by approximately $1.7 million as described in note 21.2.2. The impact on the cash flow related to this account is in line with the change in the balance sheet, with the slight discrepancy due to different exchange rates being used in translating balance sheet accounts and cash flow.

g)
Trade receivable and other assets: The cash flow prepared under UK GAAP classified a number of asset and liability accounts differently. As described in note 21.2.2, the Group reduced trade receivable by approximately $6 million due to revenue recognition conditions not met in accordance with IFRS and IAS 18. In addition, due to reclassifications as described in note 21.2.2, the Group reduced trade receivable by approximately $5.5 million, reduced film costs by approximately $7 million, reduced investment by approximately $2 million, increased other receivable by $2.5 million, and increased due from related party by approximately $0.4 million. The aggregate impact of these items on the cash flow approximately $18 million, which is in line with the changes of these accounts on the balance sheet, as described in note 21.2.2, with slight discrepancies due to different exchange rates being used in translating balance sheet accounts and cash flow.

21.2.4      Reconciliation of Stockholders’ Equity between UK GAAP and  IFRS as of April 1, 2007

	UK GAAP (£)	UK GAAP ($)	Note
Balance Stockholders’ equity at April 1, 2007	4,555,846	$8,935,836
IFRS adjustments :
Foreign exchange currency adjustments		268,640	b
Business combination accounting adjustment, net		(5,207,600)	a
Balance, Stockholders’ Equity, IFRS, at April 1, 2007		$3,996,876

Detailed explanations of cash flow adjustments.

a)
Business Combinations:  the $5.2 million adjustment to goodwill was a roll forward adjustment from prior year balance sheet adjustment in accordance with IFRS, as described above (note 21.2.1). Minor difference from prior year was due to exchange rate fluctuation.

b)
Exchange differences and translation of foreign operations: as described in note 21.2.1, to conform with IFRS, accumulated deficit was reduced by approximately $1.1 million, offset by an increase of $0.8 million to other comprehensive loss from foreign currency translation, an equity account.

22           Subsequent Events

●  Issuance of Convertible Debentures
In August 2010 the Group issued convertible debentures for $300,000 to be converted into the ordinary stock at the Group’s choice.  The deal was extended in December 2010 to $470,000 debentures with a market  value of $1.10/share of the stock on the date of issuance. The conversion price is at $0.80 per share with a conversion date 120 days after the issue date. Interest is chargeable at 15% per annum.

In September 2010 the Group issued $50,000 of its convertible notes to Asher Enterprises which are due on or before June 24, 2011 and which are convertible into the Group’s ordinary stock at a discount to the volume weighted average price of the Group’s ordinary shares on conversion. This note together with the $150,000 Asher Notes as described in Note 13 were all converted by December 31, 2010.

 ●  “Fletcher” joint venture
The Group entered into an agreement with BRG Investments, LLC (“BRG”), an affiliate of Fletcher Asset Management, for the investment by BRG of up to $30,000,000 in preferred stock of the Group and the formation of a joint venture (“Venture”) to, among other things, produce and distribute motion pictures and make investments.

Under the terms of the agreement, and upon the satisfaction of certain conditions, BRG will contribute cash and other property valued at $10,000,000 to the Venture and will transfer to the Group interests initially representing 17.5% of the Venture.  In exchange, the Group will issue to BRG $1,750,000 of its newly created Series A Cumulative Convertible Preferred Stock (“Seven Arts Preferred”), convertible into ordinary stock of the Group at $1.176 per share, subject to adjustments provided in the transaction’s documents.  The Seven Arts Preferred will bear dividends at the rate of 12% per annum which can be paid by the Group’s ordinary shares under specified conditions.

BRG may acquire up to an additional $28,250,000 of convertible preferred stock of Seven Arts Entertainment Inc., (“SAE”), (a newly formed Nevada company which became a wholly owned subsidiary of the Group effective  January 27, 2011), for additional interests in the Venture. The Group may elect to pay cash for any tendered interest in the Venture in lieu of issuance of additional convertible preferred stock in SAE to acquire the additional interest in the venture.

As of July 1, 2010, the Group agreed in an Asset Transfer Agreement of that date to transfer all of the assets of Seven Arts Pictures Plc. (“PLC”) (including ownership of all subsidiaries) to Seven Arts Entertainment Inc. (“SAE”), a newly formed Nevada corporation( which became a wholly owned subsidiary of the Group effective January 27, 2011, in exchange for assumption by SAE of certain indebtedness and for one share of common stock of SAE for each ordinary share of PLC to be distributed subject to a future Registration Statement to be filed by the Group. This transfer was agreed to by shareholders at an Extraordinary General Meeting on June 11, 2010. The purpose of this transfer was to eliminate the Group’s status as a foreign private issuer and to assume compliance with all obligations of a domestic issuer under all applicable state and Federal securities laws. The Group’s intention is to redomesticate our business with no change in the economic interests of shareholders.

The conditions to closing of the initial acquisition of convertible preferred stock and the initial expected film investments include completion of the asset transfer agreement, which occurred on January 27, 2011, board approvals and continuing correctness of Seven Arts’ warranties.  BRG may elect to make additional capital available to the Venture.

The revenue share between the Group and Fletcher will be worked out on a film by film basis.

The Venture is intended to expand the worldwide distribution and licensing opportunities for Seven Arts' films as well as provide a springboard to bring in-development Seven Arts projects to completion and for theatrical release in 2011. The purpose of the Venture includes the production and distribution of motion pictures, which may include those developed by Seven Arts.  The Venture designates four Seven Arts motion pictures as potential projects for the Venture, including Seven Arts’ current completed films, The Pool Boys and Nine Miles Down, and Seven Arts’ projects in development Neuromancer and The Winter Queen.  Additionally, Seven Arts expects to handle the worldwide licensing of the Venture projects.  All investment and other decisions on behalf of the Venture will be made by a Board of Managers designated by BRG.

Concurrently with the execution of the investment agreement, Fletcher International Ltd., an affiliate of BRG, acquired approximately 440,000 ordinary shares of SAPX (Seven Arts Pictures Plc) at the five-day weighted average trading price on NASDAQ through December 30, 2010, or about $.83 per share. These shares were bought from the EBT.

The conditions to closing of the initial investment under the investment agreement include completion of the asset transfer and issuance of new ordinary stock of Seven Arts Entertainment to the existing shareholders of Seven Arts, conclusion of certain regulatory matters, board approvals and continuing correctness of Seven Arts warranties.  Seven Arts expects the Venture will be formed and closing will occur in early 2011.

●  New Financing Agreement with Palm Finance
The Group have entered into a new financing agreement with Palm Finance in November 2010 to refinance the existing indebtedness secured by our production and post production facility in New Orleans, Louisiana under which Palm has acquired the existing credit facility of $3,700,000 plus accrued interest of our affiliate SAPLA for $1,000,000 and agreed to advance an additional $1,800,000 to complete renovation and construction of this facility. Palm’s advance and interest at the rate of 15% per annum are due and payable within five years and are secured by the property at 807 Esplanade Avenue in New Orleans (“Property”) and Louisiana film infrastructure and historical rehabilitation credits, as well as Federal historical rehabilitation credits (“Credits”) associated with the Property. As part of this deal the Group have entered into an agreement with Palm extending the due date of the loans on American Summer and Autopsy and Nine Miles Down to December 31, 2011.

●  Legal Action by Arrowhead Target Fund
The Arrowhead Target Fund has filed an action on September 22, 2010 which seeks recovery from the Group of the monies which the Group has retained under its interpretation of the relevant agreements with Arrowhead.  In addition, Arrowhead makes substantial additional claims against the Group, Mr. Hoffman and Seven Arts Pictures Inc. regarding claimed breaches of the terms of the operative agreements, including failure to properly account, failure to turn over materials, failure to remit monies collected, and similar matters.  The claims against the Group for these breaches of warranties for damages are $8,300,000 although Arrowhead states no basis for this amount.  The Group does not believe there is any basis to the Arrowhead claims except with respect to the monies withheld by the Group based on its interpretation of the applicable agreements.  The Group intends to aggressively defend these claims but is currently in settlement discussions with Arrowhead regarding the reacquisition of the 12 motion pictures subject to the Arrowhead transaction.  However, the ultimate outcome of these claims can not be determined at this time.

●  Sale of Shares and Part Repayment of the Loan from SAP Plc
Prior to year ended June 30, 2010, the EBT had transferred shares totaling 182,000 to creditors of SAP Plc and reduced the loan outstanding by £232,,000 calculated at the market price of the shares on the date of transfer exchanged at the exchange rate on that  day.

Subsequent to June 30,2010 another 387,500 shares were transferred to creditors of the Group and the Trust also sold a further 50,000 shares in the market to cover its administration costs.  Finally in January 2011 the Trust sold a further 447,000 shares to Fletcher International. As of February 22, 2011 the EBT now owns 1,333,333 shares in SAP Plc or roughly 15% of the total share capital. All shares were sold/transferred at market price on the day of sale/transfer.

●  Seven Arts Entertainment Inc.
As of July 1, 2010, the Group agreed in an Asset Transfer Agreement of that date to transfer all of the assets of Seven Arts Pictures Plc. (“PLC”) (including ownership of all subsidiaries) to Seven Arts Entertainment Inc. (“SAE”), a newly formed Nevada corporation( which became a wholly owned subsidiary of the Group effective January 27, 2011), in exchange for assumption by SAE of certain indebtedness and for one share of common stock of SAE for each ordinary share of PLC to be distributed on or before February 28, 2011 subject to a future Registration Statement to be filed by the Group. This transfer was agreed to by shareholders at an Extraordinary General Meeting on June 11, 2010. The purpose of this transfer was to eliminate the Group’s  status as a foreign private issuer which Management hopes to be effective as of March 31, 2011 and to assume compliance with all obligations of a domestic issuer under all applicable state and Federal securities laws. The Group’s intention is to redomesticate our business with no change in the economic interests of shareholders.

●  Issuance of new shares
Subsequent to June 30, 2010 an aggregate of 3,111,800 ordinary shares were issued, and accordingly there were 10,589,100 shares of the Group's issued and outstanding ordinary shares as of February 28, 2011.

The shares issued subsequent to June 30, 2010 include 1,148,460 shares issued to consultants in exchange for services rendered, an aggregate of 765,000 shares issued to Trafalgar pursuant to an amended agreement as described in Note 13, 448,340 shares issued to Asher Enterprise in exchange for conversion of notes payable in aggregate amount of $200,000, and 750,000 shares issued to New Moon Pictures LLC. The shares issued to New Moon are to be pledged to Armadillo Investments Ltd who in turn have a) extended the terms of the repayment of the £1,000,000 due from the Employee Benefit Trust (EBT) and guaranteed by the Group, to June 30, 2011 (See Notes 1.18 and 1.19) and b) reduced their lien over the 1,333,333 shares currently held by the EBT to 1,000,000 shares.

EXHIBIT LIST

Exhibit No.	Description
10.24	Subscription Agreement, dated August 30, 2010 and revised December 17, 2010 and February 9, 2011, between Seven Arts Pictures plc and Agua Alta LTD
10.25	Subscription Agreement, dated August 30, 2010 and revised December 17, 2010 and February 9, 2011, between Seven Arts Pictures plc and Scarborough Limited
10.26	Subscription Agreement, dated August 30, 2010 and revised December 17, 2010 and February 9, 2011, between Seven Arts Pictures plc and Sendero Capital Inc.
12.1	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002