Form 20-F/A
period 2010-06-30
Seven Arts Pictures PLC
filed 2011-03-03
CIK 1408276

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

AMENDMENT NO. 1
TO
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to __________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Indicate by check mark which financial statement item the registrant has elected to follow: Item 17  ☐ Item 18 ☑

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐  No ☑  N/A ☐

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐   No ☐   N/A ☑

EXPLANATORY NOTE

This Form 20-F/A1 (the “Amendment”) amends the Annual Report on Form 20-F of Seven Arts Pictures Plc. for the year ended June 30, 2010, which was filed with the Securities and Exchange Commission on February 28, 2011 (the “Original Filing”). This Amendment is being filed solely to amend ITEM 16.G. CORPORATE GOVERNANCE in  the Original Filing as set forth in the attached  hereto by correcting the statement that the Group believes its corporate governance practices are consistent with those required by the domestic companies listed on NASDAQ to the Group believes its corporate governance practices are consistent with those required by the United Kingdom Companies Acts, the requirements applicable to the Group as English companies. No other changes are hereby made to the Original Filing.

ITEM 16. G. CORPORATE GOVERNANCE

The Group believes its corporate governance practices are consistent with those required by the United Kingdom Companies Acts, the requirements applicable to the Group as English companies.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Seven Arts Pictures Plc

	By:	/s/ Peter Hoffman
Name: Peter Hoffman
Title: Chief Executive Officer and Principal Financial Officer
Date: March 2, 2011