Form 20-F/A
period 2010-06-30
Seven Arts Pictures PLC
filed 2011-03-07
CIK 1408276

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

AMENDMENT NO. 2
TO
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to __________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

This Form 20-F/A2 (the “Amendment 2”) amends the Annual Report on Form 20-F of Seven Arts Pictures Plc. for the year ended June 30, 2010 and “Amendment 1” on Form 20-F/A1, which were filed with the Securities and Exchange Commission on February 28, 2011 (the “Original Filing”) and March 2, 2011,  respectively. This Amendment 2 is being filed solely to clarify the language in Amendment 1 and amend:

ITEM 16.G. CORPORATE GOVERNANCE in  the Original Filing as set forth in the attached  hereto by correcting the statement that the Group believes its corporate governance practices are consistent with those required by the domestic companies listed on NASDAQ to:

NASDAQ rules provide that foreign private issuers may follow home country practice in lieu of the NASDAQ corporate governance standards subject to certain exceptions and except to the extent that such exemptions would be contrary to US federal securities laws. The Group received an exemption from the Board independence requirement at the time of initial listing and is relying on home country practice in lieu of NASDAQ rules in that the Group has an equal number of independent directors to directors who are part of management or otherwise not treated under NASDAQ rules as independent. The Group believes it otherwise complies with NASDAQ rules.

No other changes are hereby made to the Original Filing.

ITEM 16. G. CORPORATE GOVERNANCE

NASDAQ rules provide that foreign private issuers may follow home country practice in lieu of the NASDAQ corporate governance standards subject to certain exceptions and except to the extent that such exemptions would be contrary to US federal securities laws. The Group received an exemption from the Board independence requirement at the time of initial listing and is relying on home country practice in lieu of NASDAQ rules in that the Group has an equal number of independent directors to directors who are part of management or otherwise not treated under NASDAQ rules as independent. The Group believes it otherwise complies with NASDAQ rules.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Seven Arts Pictures Plc

	By:	/s/ Peter Hoffman
Name: Peter Hoffman
Title: Chief Executive Officer and Principal Financial Officer
Date: March 4, 2011