Form 20-F
period 2011-06-30
Seven Arts Entertainment Inc.
filed 2011-12-21
CIK 1408276

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

DRAFT FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to __________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ________________

Seven Arts Pictures Plc.
(Exact name of Registrant as specified in its charter)

England
(Jurisdiction of incorporation or organization)

136-144 New Kings Road, London SW6 4LZ
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

 2,643,131 ordinary shares
13,184,000 deferred shares of £0.45
2,268,120 deferred shares of £1.00

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

Large Accelerated Filer	☐	Non- Accelerated Filer	☐
Accelerated Filer	☐	Smaller Reporting Company	☑

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP  ☑ International Financial Reporting Standards as issued by the International Accounting Standards Board

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

Seven Arts Pictures PLC
FORM 20-F ANNUAL REPORT

Part III

Item 17.	Financial Statements	83
Item 18.	Financial Statements	83
Item 19.	Exhibits	83

INTRODUCTION

Unless otherwise indicated, all references to “the Group”, “we”, “us” “our” and or “PLC” refer to Seven Arts Pictures Plc. and its wholly owned subsidiaries.

We use United States dollars as our reporting currency and our consolidated financial statements are prepared in accordance with Generally Accepted Accounting Principles of the United States of America (“US GAAP”) as issued by the Financial Accounting Standards Board.

PLC was incorporated as Glasgow Park Investments Plc. on August 24, 2001 under the English Companies Act of 1985.  Pursuant to a resolution passed at a meeting of the shareholders of PLC held on September 11, 2001, the Group changed its name from Glasgow Park Investments Plc. to The Cabouchon Collection Plc.  Pursuant to a resolution passed at a meeting of the shareholders of the Group that was held on November 6, 2003, the name of the Group was changed to Cabouchon Plc.  Pursuant to a resolution passed at a meeting of the shareholders of the Group that was held on September 2, 2004, the name of the Group was changed to Seven Arts Pictures Plc., at the time all motion picture business assets of Seven Arts Pictures Inc. (“SAP, Inc.”) were transferred to a subsidiary of the Group, (Seven Arts Filmed Entertainment Limited) (“SAFE, Ltd.”) pursuant to an asset transfer agreement in exchange for ordinary shares of the Group.  Documents concerning the Group which are referred to herein may be inspected during regular hours at the Group's Los Angeles affiliate office located at 8439 Sunset Blvd., 4th Floor, West Hollywood, CA 90069,  U.S.A.

On January 27, 2011, Seven Arts Entertainment Inc. (“SAE”), a Nevada Corporation, became a 100% subsidiary of PLC.  We entered into an asset transfer agreement, as amended on December 15, 2010, to transfer all of the assets of PLC (including ownership of certain subsidiaries) to SAE, in exchange for assumption by SAE of certain indebtedness and for one share of common stock of SAE for each ordinary share of PLC which is expected to be distributed, subject to a future registration statement, to be filed by the PLC.  This transfer was agreed to by our shareholders at our extraordinary general meeting on June 11, 2010.  The purpose of this transfer was to eliminate our status as a foreign private issuer  and to assume compliance with all obligations of a domestic issuer under all applicable state and federal securities laws.  Our intention is to redomicile our business with no change in the economic interests of our shareholders.

All operating assets of PLC have been transferred to SAE as of January 27, 2011.    PLC’s NASDAQ listing was transferred to SAE on August 31, 2011.   PLC’s. and all members of the Group, other than SAFE Ltd. have been placed in creditors liquidation.   As of a result this is the last Form 20-F to be filed by the Group and all future filings will be by SAE, as a United States issuer.    See additional information regarding the asset transfer in NOTE 1 to the financial statements presented herein.

BUSINESS OF SEVEN ARTS PICTURES PLC.

PLC, an English corporation, is the successor of Seven Arts Pictures Inc. (“SAP Inc.”) as a result of an asset transfer agreement under which all motion picture business assets of SAP Inc. were transferred to a subsidiary of the PLC for ordinary shares of PLC.  SAP Inc. was founded in 2002 as an independent motion picture production Group engaged in developing, financing, producing and licensing theatrical motion pictures with budgets in the range of $2 million to $15 million for exhibition in domestic (i.e. the United States and Canada) and foreign theatrical markets and for subsequent post theatrical worldwide release in other forms of media, including DVD, home video, pay-per-view, and free television.  SAP Inc. continued the motion picture production and distribution activities of CineVisions Incorporated in 1992, which SAP Inc. acquired on SAP Inc.'s initial capitalization pursuant to an asset transfer agreement in October, 2002, which was intended to qualify as a Section 351 transaction under the Internal Revenue Code of 1986, as amended.  The Group currently owns interests in 33 completed motion pictures subject in certain instances to the prior financial interests of other parties. (listed in Table 8)

FORWARD-LOOKING STATEMENTS

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

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

N/A

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

N/A

ITEM 3. KEY INFORMATION.

All data in this report reflects a 5:1 reverse stock split enacted on the last day of the December 31, 2008 fiscal period and a second 5 for 1 reverse stock split enacted on May 12, 2011.

3.A.1.  Selected Financial Data

The following sets forth a summary of consolidated balance sheets and statements of operations for the fiscal years ended June 30, 2011 and June 30, 2010, prepared under US GAAP. All of the foregoing have been derived from our audited consolidated financial statements and related notes included elsewhere in this Form 20-F.    The summary consolidated historical financial and operating information should be read in conjunction with and the consolidated financial statements and the related notes thereto and the other financial information included elsewhere in this annual report.

Summary Financial Data
(in $ 000’s, except per share data)

Summary Profit and Loss Statements	Fiscal	Fiscal
	Year	Year
	Ended	Ended
	June 30,	June 30,
	2011	2010

Total Revenue (1)	$3,328	$6,417

Gross Profit/(Loss)	(120)	4,018

Net Income/(Loss) (2)	1,462	(476)

Weighted Average Primary Shares Outstanding (in 000’s)	1,889	1,403
Weighted Average Fully Diluted Shares Outstanding (in 000’s)	1,889	1,403

Weighted Average Earnings Per Share (cents)(3)	$0.77	$(0.34)
Weighted Average Fully Diluted Earnings Per Share (cents) (3)	$0.77	$(0.34)

Summary Balance Sheet

Total Loans	12,646	18,301

Total Assets	27,946	28,625

Shareholders’ Equity (4) (5)	7,958	2,200

(1)  Fee related revenues in the year ended June 30, 2011, included $70,097 of additional producers fees resulting from excess tax credits received on Night of the Demons and $500,000 of fees associated with films produced in Louisiana.

(2)  Net Income includes other income of $4,458,621 recorded in the year ended June 30, 2011 reflecting cancellation of indebtedness:

(a) Arrowhead $1,788,904
(b) Palm Finance-forgiveness of interest of $2,669,717

 (3)  The included audited Consolidated Financial Statements for the fiscal years ended June 30, 2011 and 2010, prepared under US GAAP show income per share figures calculated using the weighted average number of shares outstanding in each period. A 5-for-1 reverse stock split occurred on May 12, 2011. The income per share figures in the table above have been adjusted from the figures shown in prior financial statements to show the effect of the 5:1 reverse stock split as if it had occurred on the first day of the fiscal year ended June 30, 2010.

(4)  Convertible Debentures with no redemption date owned by Langley Park Investment Trust Plc. (“Langley”) are treated as Shareholders’ Equity as they have no redemption date. As of June 30, 2011 and 2010, the value of such debentures outstanding was $3,432,450.

(5)  Convertible Preference Shares owned by Armadillo Investment Plc. until November 2008, and then by the Group’s Employee Benefit Trust (“EBT”), are treated as Shareholders’ Equity. As of June 30 2011, all preference shares had been converted to ordinary shares. EBT converted 2,500,000 of the preference shares into 2,000,000 ordinary shares on November 20, 2008 and the remaining 500,000 preference shares into 400,000 ordinary shares on May 25, 2010.

3.A.3.  Exchange Rates

The Company translates foreign currency transactions and balances in Pounds Sterling (“GBP”)  into United States Dollars (“USD”) using the year or reporting period end or average exchange rates.   Assets and liabilities of the foreign entities are translated at exchange rates in effect for the periods presented.   The cumulative translation adjustment is included in shareholders’ equity (deficit).   Foreign currency transaction gains and losses arising from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the consolidated results of operations.

Exchange Rate Table	As of June 30, 2011	As of June 30, 2010

Average rate USD/GBP	1.5655	1.5721
Balance Sheet Period end rate USD/GBP	1.6056	1.4962

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

We do not have "key person" insurance on the lives of any of our officers or directors.  We have entered into employment agreements with our top executive officers.  These agreements entitle us to possible injunctive relief for breach of the agreements, and include six-month “non-compete” covenants.  These agreements cannot assure us of the continued services of such employees.  In addition, competition for the limited number of business, production and creative personnel necessary to create and distribute our entertainment content is intense and may grow in the future.  Our inability to retain or successfully replace where necessary members of our senior management and other key employees could have a material adverse effect on our business, results of operations and financial condition.

Our interests may conflict with those of our Chief Executive Officer.

We have entered into a series of agreements with Mr. Hoffman,  and his affiliated companies that may result in our interests differing from theirs (see “Certain Related Transactions”).  One of these agreements concerns a financing arrangement, in an aggregate amount of $7,500,000, that we entered into with Cheyne Specialty Finance Fund L.P. (“Cheyne”) for the production of our movies, which has been secured with (i) six of our motion pictures and (ii) 321,400 of our ordinary shares beneficially owned by Mr. Hoffman through SAP Inc.  Upon repayment of the $6,500,000 the senior debt (“Cheyne loan”) was acquired by SAFE Ltd.  in April 2008,  Mr Hoffman believes that the 321,400 pledged shares were released, and the pledged shares were not passed on to the $1,000,000 subordinated noteholder, Arrowhead Consulting Group Limited.  Our satisfaction of our debts to Cheyne may provide divergent benefits to us and to Mr. Hoffman, in that Mr. Hoffman claims a full release from this pledge of our ordinary shares owned by SAP Inc.  Other agreements that we have entered into with Mr. Hoffman and his affiliates that may result in conflicts of interest include his employment agreement and an Inter-Group Agreement, which provides that SAP Inc. will own limited liability companies in the United States, with all distribution rights and profits thereof for our account and provide other services for our account and according to which SAP Inc. has assigned to us any results and proceeds arising from services performed by SAP Inc. on our behalf.  See “Certain Related Transactions.”

We have several transactions with affiliates controlled by our Chief Executive Officer which may provide benefits to him.

Certain of our affiliates, controlled by Mr. Hoffman, are entitled to be reimbursed by us for general overhead incurred by each to conduct business for us in amounts approved by us and then to be reimbursed for certain third party costs on motion pictures controlled by us and to be indemnified for loss costs or damages arising from the conduct of business on our behalf if approved by us.

In addition, we license distribution rights to pictures controlled by us to our affiliate, Seven Arts Pictures Louisiana LLC (“SAPLA”) which performs distribution services for our motion pictures.  All fees payable to SAPLA are subject to the agreements with Mr. Hoffman and his affiliates described above.  See Risk Factors- Relating to Our Business and Certain Related Transactions.  Finally upon commencement of business of our production and post-production facility in New Orleans, Louisiana, SAPLA and an affiliate, Seven Arts Filmed Entertainment Louisiana LLC (“SAFE LA”) will be the lessee of those facilities and under the Inter-Group Agreement all profits of SAFE LA if any will be returned to us under the agreements with Mr. Hoffman and his affiliates.  See Certain Related Transactions for further detail and discussion of all transactions with affiliates.

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

Seven Arts Future Flow I (“SFF”), a limited liability company owned by SAP Inc., one of our  affiliates and a company controlled by Mr. Hoffman, obtained financing from the Arrowhead Target Fund, Ltd. (“Arrowhead”) of approximately $8,300,000 (the “Arrowhead Loan”).  The Group secured the Arrowhead Loan with liens on 12 motion pictures that generated revenues of $820,026 in the year ended June 30, 2009, $2,739,800 in the year ended March 31, 2008.  The Arrowhead Loan had been recorded in our audited financial statements as an $8,300,000 liability as of June 30, 2008.  Although the loan is secured by certain assets of SFF, the Group is not required to repay the Arrowhead Loan from any of our other assets or revenues.  We made certain representation regarding ownership of these twelve motion pictures and agreed to continue to license these twelve motion pictures, collect money received therefrom and to deposit such collections in a designated bank account.

The Arrowhead Loan was due on February 15, 2009, and SFF did not pay the outstanding principal and interest due thereon.  Arrowhead had the right to foreclose on the pledged film assets, but has not done so. SFF has, however; received a default notice to that effect, and, as a result, Arrowhead is now collecting directly all sums receivable from us with respect to these motion pictures, and has appointed a new servicing agent for these motion pictures, with the result that we no longer control the licensing of these motion pictures.  Failure to repay or refinance the Arrowhead Loan could result in a material disposition of assets through the loss of our rights to twelve motion pictures and related loss of revenues in amounts that are difficult to predict.  Arrowhead continues to have the right to foreclose on the twelve motion pictures, which are Asylum, The Hustler, I’ll Sleep When I’m Dead, Johnny Mnemonic, Never Talk to Strangers, No Good Deed, Popstar, Red Riding Hood, Shattered Image, A Shot At Glory, Stander, and Supercross.  As a result of the foregoing, we have removed all investment in and receivables relating to the twelve motion pictures pledged to Arrowhead as assets and have removed all limited recourse indebtedness related to these motion pictures as liabilities from our consolidated balance sheet for the fiscal year ended June 30, 2009.

The Arrowhead Target Fund Ltd. (“Arrowhead”) filed an action on September 22, 2010 which seeks recovery from the Group of the monies which the Group has retained under its interpretation of the relevant agreements with Arrowhead. In addition, Arrowhead makes substantial additional claims against the Group, Mr. Hoffman and SAP Inc. regarding claimed breaches of the terms of the operative agreements, including failure to properly account, failure to turn over materials, failure to remit monies collected, and similar matters. The claims against the Group for these breaches of warranties for damages are $8,300,000 although Arrowhead states no basis for this amount.  The Group had moved to dismiss the action against all defendants other than SFF, which is not part of the Group.  On August 9, 2011, the New York Supreme Court granted the Group’s motion and dismissed all defendants except SAFE Ltd. in its capacity as a collateral agent, which is not a material element of Arrowhead claim.  The Group continues to believe that Arrowhead’s claims against the Group are without substantial merit.

We also obtained financing of an aggregate of approximately $7,500,000 from Arrowhead Consulting Group LLC (“ACG”) for $1,000,000 (“ACG Loan”) and Cheyne for $6,500,000 ("Cheyne Loan") at a rate of interest of 19% and 18% per annum, respectively.  SAP Inc., one of our affiliates, which is controlled by Mr. Hoffman, our Chief Executive Officer, secured the ACG Loan and the Cheyne Loan with 1,607,000 of our ordinary shares beneficially owned by Mr. Hoffman, and we secured the ACG Loan and the Cheyne Loan with liens on six motion pictures that generated cumulative revenues of approximately $2,326,078 as of  June 30, 2009,  plus a second position security interest in the motion pictures pledged under the Arrowhead Loan.  The Cheyne Loan matured on September 30, 2007.   A subsidiary of ours acquired the debt from then due to Cheyne, a sum of approximately $6,500,000, on or about April 2008, and received an assignment from Cheyne of their senior secured position on the film assets, including Cheyne’s subordination agreement with ACG. Management believes that the 321,400 pledged shares were released, and the pledged shares were not passed on to the $1,000,000 subordinated noteholder, ACG.

ACG has demanded payment of the ACG Loan of $1,000,000 and has filed suit therefore.  The group is in litigation with the liquidator of ACG regarding the $1,000,000 plus accrued interest as it believes this debt will never be paid due to its subordination to the senior loan.   Failure to prevail in this litigation or to repay or refinance the ACG Loan could result in the loss of our rights to six motion pictures.

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

Additionally, our net revenues from a certain tax advantaged transaction after accounting for expenses for that transaction were not sufficient to enable us to satisfy a £1,000,000 convertible debenture loan from Trafalgar Capital Special Investment Fund (“Trafalgar”) that came due on June 30, 2009, which we had expected to repay from that funding source even though that funding source was not pledged to repay the Trafalgar loan.  As a result, we defaulted on a payment of £1,000,000 plus interest to Trafalgar in June 2009. On September 2, 2009 the Group repaid Trafalgar $1,000,000 (about £698,934) as a partial payment against this loan, with the remaining balance subject to repayment in cash or convertible to the ordinary shares of the Group at the conversion terms as agreed between Trafalgar and the Group. On June 22, 2010 an amended agreement was entered into with Trafalgar for an extension of the due date of the convertible debentures to December 31, 2010, and the Group agreed to issue 340,000 ordinary shares to settle a portion of the debt. Trafalgar agreed to reduce the loan amount from the proceeds it received from selling the 340,000 ordinary shares and all 340,000 had been sold through the market by December 31, 2010. Subsequent to June 30, 2010, a further amended agreement was entered into with Trafalgar for an extension of the due date of the convertible debentures to March 31, 2011, and the Group agreed to issue 425,000 ordinary shares to settle a portion of the debt. Trafalgar agreed to reduce the loan amount from the proceeds it received from selling the 425,000 ordinary shares.

We entered into two senior financing loan and security agreements with Palm Finance Corp (“Palm”) to finance the production costs of The Pool Boys, Autopsy and Nine Miles Down dated May 7, 2007 and December 17, 2007.  These loans are secured by the revenues to be collected from these motion pictures.  The revenues so far collected have been insufficient to repay the majority of these loans, primarily as result of management’s decision to delay the release of these films.  We have entered into a forbearance agreement with Palm extending the due date of these loans to December 31, 2011.  The original principal amounts of the Palm loan for The Pool Boys and Autopsy are $ 5,250,000 including a $500,000 accrued interest, and for Nine Miles Down was $4,000,000 including a $750,000 accrued interest. The lender agreed to write off the accrued interest at the end of the year giving rise to forgiveness of debt income of $2,669,717. Subsequent to the date of the financial statements the lender sold $2,750,000 of his debt and converted 50% of the monies he received to Series A preference shares in SAE Inc.

On August 27, 2007, we borrowed $1,650,000 from Blue Rider Financial (“Blue Rider”) to pay for the domestic prints and advertising costs for the motion picture Deal (“Blue Rider Loan”) and arranged that the revenues due from Metro-Goldwyn-Mayer Studios Inc. (“MGM”) to us for the distribution of that motion picture be assigned to Blue Rider Financial as partial security for that loan.  To date the revenues paid to us from MGM have not yet been sufficient to repay the Blue Rider Loan.  We have, therefore;  entered into an accommodation agreement with Blue Rider to redeem the loan due for $2,200,000, less approximately $812,000 of collections that have been received by Blue Rider to date from MGM.  We expect this indebtedness will be repaid from proceeds due from MGM on or before December 31, 2011.

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

Accounting practices used in our industry may accentuate fluctuations in operating results.  In addition to the cyclical nature of the entertainment industry, industry accounting practices may accentuate fluctuations in our operating results.  While such fluctuations have not occurred to date, we may in the future experience such fluctuations due to industry-wide accounting practices.  In accordance with US GAAP and industry practice, we amortize film and television programming costs using the “individual-film-forecast” method, whereby these costs are amortized and participations and residuals costs are accrued in the proportion that current year’s revenue bears to management’s estimate of ultimate revenue at the beginning of the current year expected to be recognized from the exploitation, exhibition or sale of the films.  The great majority of a film's costs (80% or more) are generally amortized within three years of the picture's initial release.

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

We have a limited operating history.

Our predecessor was formed in 1992, and later transferred all its motion picture assets to SAP Inc. in October, 2002. SAP Inc. acquired control of our Group in September 2004 by a transfer of all its motion picture rights to SAFE, Ltd., our wholly owned subsidiary.  Although our predecessors have a more extensive operating history, our Group began operations in its current form and business strategy in October, 2004. As a result, investors will have only a limited period of motion picture operations to evaluate our performance.

We currently lack a credit facility.

We do not have any credit facility with respect to financing production of our motion pictures (Although we do have a line of credit available to our affiliate, SAPLA, to finish the restoration of the post-production facility at 807 Esplanade, New Orleans).  We have primarily depended upon financing arrangements tied to specific motion pictures for the funding of our productions.  Given the tightening of credit markets, we are seeking to establish a credit facility to provide us with more flexibility in the funding of our productions or operations.  We cannot assure you that we can secure a credit facility or that, if we secure a credit facility, the terms will be favorable to us.  Without a credit facility, we will not have the same flexibility with our financing arrangements as some of our competitors and will need to continue to rely upon financing arrangements tied to specific motion pictures for the funding of our productions.

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

Historically, we have primarily produced motion pictures with budgets of between $2 million and $15 million.  We may occasionally produce a motion picture with a larger budget of between $30 million and $50 million.  To produce such a motion picture, we believe that we will need to co-produce such motion pictures with major studios and ensure a studio-wide release and a commitment to cover prints and advertising (“P&A”) costs or with one or more other independent production companies.  To date, we have not produced or co-produced a motion picture with a budget in that range.  We cannot assure you that we can successfully produce and distribute motion pictures in that budgetary range, that we can find a major studio to co-produce such motion pictures or that we can secure a studio-wide release or a commitment from a studio to cover P&A costs.

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

The limited supply of motion picture screens compounds this product oversupply problem.  Currently, a substantial majority of the motion picture screens in the U.S. typically are committed at any one time to only ten to fifteen films distributed nationally by major studio distributors.  In addition, as a result of changes in the theatrical exhibition industry, including reorganizations and consolidations and the fact that major studio releases occupy more screens, the number of screens available to us when we want to release a picture may decrease.  If the number of motion picture screens decreases, box office receipts, and the correlating future revenue streams, such as from home video and pay and free television, of our motion pictures may also decrease, which could have a material adverse effect on our business, results of operations and financial condition.

DVD sales have been declining, which may adversely affect our growth prospects and results of operations.

Several factors, including weakening economic conditions, the deteriorating financial condition of major retailers, the maturation of the DVD format, increasing competition for consumer discretionary spending and leisure time, piracy and increased competition for retailer shelf space, are contributing to an industry-wide decline in DVD sales both domestically and internationally.  The high definition format war between the HD DVD and Blu-ray formats ended in February 2008 with Toshiba Corporation’s announcement of its decision to discontinue its HD DVD businesses, however;  reduced consumer discretionary spending in a challenging economic environment, may slow widespread adoption of the Blu-ray format or lead consumers to forego adopting a high definition DVD format altogether, which would adversely affect DVD sales. DVD sales also may be negatively affected as consumers increasingly shift from consuming physical entertainment products to digital forms of entertainment.  The motion picture industry faces a challenge in managing the transition from physical to electronic formats in a manner that continues to support the current DVD business and its relationships with large retail customers and yet meets the growing consumer demand for delivery of motion pictures in a variety of electronic formats.  We cannot assure you that home video wholesale prices can be maintained at current levels, due to aggressive retail pricing, digital competition and other factors.  In addition, in the event of a protracted economic downturn, reduced consumer discretionary spending could lead to further declines in DVD sales. A decline in DVD sales may have a disproportionate effect on us and our results of operations as a number of our releases only have a limited theatrical release or are released direct-to-DVD.

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

There are risks of disputes and litigation with financiers, competitors, putative rights owners, unions, producers and other talent, and with distributors.  We cannot assure you that we will prevail in the event of any disputes or litigation.  We have failed to prevail in an arbitration regarding 9 ½ Weeks II, which could result in payment of as much as approximately $1,000,000 of which $800,000 was accrued by Seven Arts as of June 30, 2011 with the balance to be paid by  an affiliate.  This arbitration result was made by default in a proceeding involving a motion picture not produced by us and related to legal fees assessed against us.  The difference in our accrual and the accruals claimed by the claimant in their proceeding related to interest accrued on the arbitration award prior to the date we were held responsible for the award.

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

We have 136,000 stock options that have not been exercised, issued redeemable debentures with no redemption date convertible into a maximum of 280,000 shares. We also have approximately $300,000 of convertible debentures due before the end of 2011.  The due balance remaining on the Trafalgar debenture is convertible into approximately 500,000 shares at the current trading price of our shares of common stock, representing payment of the remaining balances of the Trafalgar debentures at the median price on the date of this document.  The balance of the Trafalgar debenture may be paid in cash but, if not, can be converted at the volume weighted average price of our common stock on the date of conversion.  The conversion is only at the option of the Group.

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

The trustees of the Seven Arts Employee Benefit Trust own approximately 200,000 of our shares of common stock as at September 2011 and have the power to dispose of those shares for the benefit of the beneficiaries of the Employee Benefit Trust.  Exercise of such power to sell our shares could adversely affect the market for our shares on NASDAQ or could result in acquisition of such shares by third parties, who may seek control of our assets.

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
136-144 New Kings Road
London SW6 4LZ
UK
Telephone: (44 20) 3006 8222
Facsimile: (323) 372-3790
Website: www.7artspictures.com
Email: info@7artspictures.com

8439 Sunset Boulevard
4th Floor
West Hollywood, CA 90069
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

The authorized capital of Seven Arts consists of 20,527,360 ordinary shares par value of £0.25 each, and 13,184,000 deferred shares of £0.45 each and 6,000,000 convertible redeemable preference shares of £1.00 each.
According to the Group’s register on June 30, 2011, there were 2,643,131 ordinary shares of £0.25 each, and 2,268,120 deferred shares of £1 and 13,184,000 deferred shares of £0.45 each.

On May 9 2011 the shareholders approved a 1:5 reverse split and then the division of the new share into £0.25 ordinary share and £1.00 deferred share. All per share amounts in the financial statements have been retroactively adjusted to the earliest period presented for the effect of this reverse split.

In the fiscal year ended June 30, 2011 the Group issued an aggregate of 1,147,671 shares of ordinary stock comprised of:

a)	342,000 shares issued to consultants in exchange for services rendered
b)	153,000 shares issued to Trafalgar Capital Specialized Investment Fund pursuant to an amended loan agreement and 100,000 issued to Eden Corporate Finance in part payment of their debt
c)	53,668 shares issued to Asher Enterprises in exchange for conversion of notes payable in the aggregate amount of $200,000.
d)
Pledges of stock issued to SAP Inc. (23,800) for an insurance policy, New Moon LLC (150,000) pledged against Armadillo’s debt, Palm Finance (150,000) and TCA (175,000) pledged against a loan of $125,000 given to the Company in March 2011.

In the year ended June 30, 2010 the Group issued an aggregate of 110,000 shares of ordinary stock comprised of:

a)
80,000 shares issued to the EBT on conversion of 500,000 convertible preferred shares.  The EBT conversion resulted in an addition of $149,620 to the share capital account and $1,390,180 to the additional paid in capital account and a reduction of $1,539,800 in the carrying value of the preferred shares in the capital account.

b)
2,000 share options were converted to 10,000 ordinary shares by a former employee.  As the excess 8,000 ordinary shares were issued in error, a related party (SAP Inc.) has promised to advance and pledge 8,000 of its shares of Seven Arts Pictures Plc. to the Group until it can arrange for the cancellation of these shares and replace with the correct shares to be issued and sent to the former employee.  As of June 30, 2010 the Group had not received these shares.

c)	20,000 shares were issued to Eden Finance to cover loan, interest and fees in April 2010.

Incorporation and Name Changes

The Group was incorporated as Glasgow Park Investments PLC on August 24, 2001, under the English Group Act of 1985.  Pursuant to a resolution passed at a meeting of the shareholders of the Group that was held on September 11, 2001, the Group changed its name from Glasgow Park Investments PLC to The Cabouchon Collection PLC.  Pursuant to a resolution passed at a meeting of the shareholders of the Group that was held on November 6, 2003, the name of the Group was changed to Cabouchon PLC.  Pursuant to a resolution passed at a meeting of the shareholders of the Group that was held on September 2, 2004, the name of the Group was changed to Seven Arts Pictures PLC, at the time all motion picture business assets of Seven Arts Pictures Inc. were transferred to a subsidiary of the Group (Seven Arts Filmed Entertainment Limited) pursuant to an Asset Transfer Agreement in exchange for ordinary shares of the Group.  Documents concerning the Group which are referred to herein may be inspected during regular hours at the Group's Los Angeles affiliate office located at 1801 Century Park East., Suite 1830, Los Angeles, CA 90067 U.S.A.

On June 11, 2010, our shareholders approved the transfer of all of our assets, underlying the ordinary shares of our subsidiaries to a newly formed Nevada corporation, Seven Arts Entertainment Inc. (“SAE”), which will be the new holding company for all operations described herein subject to a proposed registration. Membership on NASDAQ and issuance of ordinary shares of SAE occurred on August 31. 2011.  We do not believe that this redomiciling will have any material effect on the Group’s business or operation, except that all the assets and liabilities of Seven Arts Pictures plc (including ownership of certain subsidiaries) have been transferred to SAE, and shareholders of PLC will receive one share of common stock of SAE for each ordinary share of PLC they owned.

Financings

During the year ended March 31, 2005, we issued:

(A) £3,000,000, of convertible debt to Langley Park Investment Trust PLC (“Langley”) in return for 3,000,000 ordinary shares in Langley valued at approximately $5,204,000, and

(B) Approximately £3,000,000 of convertible redeemable preference shares to Armadillo Investments plc (“Armadillo”) in return for 3,000,000 ordinary shares from Armadillo, valued at $5,669,000.

We received cash in fiscal year 2005 of approximately $2,232,000 through the sale of ordinary shares of Armadillo Investments plc (approximately $1,302,000) and Langley Park Investment Trust PLC, (approximately $930,000).  The amounts that we received from the sale of a portion of our Armadillo shares and all of our Langley shares were substantially less than the stated value of the debenture and preference shares.

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

On December 2008, the Seven Arts Employee Benefit Trust acquired 3,000,000 of our convertible Preference Shares from Armadillo Investments Plc (“Armadillo”) for £1,500,000, to be paid in three equal installments of £500,000 and the return to Armadillo of 1,600,000 ordinary shares of Armadillo, valued at £800,000, for an aggregate purchase price of £2,300,000.  The agreed upon purchase price was to be loaned to the EBT by the Group valued at a nominal interest rate and to date the Group have advanced £500,000 as the first of the three equal installments, together with the 1,600,000 ordinary shares of Armadillo, valued at £800,000 in the Group’s books, to the EBT, which has paid them over to Armadillo.  The Group has guaranteed the EBT’s remaining debt of £1,000,000 representing second and third installments, but has not yet advanced these amounts.  The EBT has repaid £598,594 ($1,035,167) of the £1,300,000 in the year ended June 30, 2011 by transferring ordinary shares owned by EBT to creditors of the Group.  The Group charged interest £44,822 ($71,966 USD) to EBT during the year ended June 30, 2011.  The total balance due from the EBT to the Group as at June 30, 2011 amounted to £643,084 or $1,237,417 USD.  The EBT has transferred or sold 246,800 ordinary shares of the Group it owned and transferred the proceeds back to the Group.

LOANS

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

The Arrowhead Target Fund Ltd (“Arrowhead”) filed an action on September 22, 2010 which seeks recovery from the Group of the monies which the Group has retained under its interpretation of the relevant agreements with Arrowhead. In addition, Arrowhead makes substantial additional claims against the Group, Mr. Hoffman and Seven Arts Pictures Inc. regarding claimed breaches of the terms of the operative agreements, including failure to properly account, failure to turn over materials, failure to remit monies collected, and similar matters. The claims against the Group for these breaches of warranties for damages are $8,300,000 although Arrowhead states no basis for this amount.  The Group had moved to dismiss the action against all defendants other than Seven Arts Future Flows I LLC, which is not part of the Group.  On August 9, 2011, the New York Supreme Court granted the Group’s motion and dismissed all defendants except Seven Arts Filmed Entertainment Limited in its capacity as a collateral agent, which is not a material element of Arrowhead claim.  The Group continues to believe that Arrowhead’s claims against the Group are without substantial merit.

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

On October 15, 2008 the Group borrowed £1,000,000 from Trafalgar Capital Special Investment Fund (“Trafalgar”). A portion of this loan the Group advanced to the EBT for it to use as the first installment for the acquisition of all the Preference Shares owned by Armadillo.  On September 2, 2009 the Group repaid Trafalgar $1,000,000 (about £698,934) as a partial payment against this loan, with the remaining balance subject to repayment in cash or convertible to the ordinary shares of the Group at the conversion terms as agreed between Trafalgar and the Group. On June 22, 2010 an amended agreement was entered into with Trafalgar for an extension of the due date of the convertible debentures to December 31, 2010, and the Group agreed to issue 340,000 ordinary shares to settle a portion of the debt. Trafalgar agreed to reduce the loan amount from the proceeds it received from selling the 340,000 ordinary shares. The transaction was consummated subsequent to the date of the financial statements. Subsequent to June 30, 2010, a further amended agreement was entered into with Trafalgar for an extension of the due date of the convertible debentures to March 31, 2011, and the Group agreed to issue 425,000 ordinary shares to settle a portion of the debt (see subsequent events NOTE 20). Trafalgar agreed to reduce the loan amount from the proceeds it receives from selling the 425,000 ordinary shares.   The per-share value is determined as the amount recovered by Trafalgar on sale thereof in the market and Trafalgar may “put” these shares to us at £1.00 per share on April 30, 2011, if not sold.  This put option was not exercised by Trafalgar.

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

The Group has also entered into a financing agreement with Palm in November, 2010 to refinance the existing indebtedness secured by our production and post production facility in New Orleans, Louisiana under which Palm has acquired the existing credit facility of $3,700,000 plus accrued interest of our affiliate SAP LA for $1,000,000 and agreed to advance an additional $1,850,000 to complete renovation and construction of this facility.  Palm’s advance and interest at the rate of 15% per annum are due and payable within five years and are secured by the property at 807 Esplanade Avenue in New Orleans (“Property”) and Louisiana film infrastructure and historical rehabilitation credits, as well as Federal historical rehabilitation credits (“Credits”) associated with the Property.  See Our Business – Production.

The lender agreed to write off the accrued interest at the end of the year giving rise to forgiveness of debt income of $2,669,717. The outstanding balance on these loans as at June 30, 2011 was $4,910,052 (Pool Boys/Autopsy) and $3,176,018 (Nine Miles Down).

Subsequent to the date of the financial statements the lender sold $2,750,000 of his debt and converted 50% of the monies received to Series A preference shares in SAE Inc.

On August 27, 2007, we borrowed $1,650,000 from Blue Rider Financial (“Blue Rider”) to pay for the domestic prints and advertising costs for the motion picture Deal (“Blue Rider Loan”) and arranged that the revenues due from Metro-Goldwyn-Mayer Studios Inc. (“MGM”) to us for the distribution of that motion picture be assigned to Blue Rider Financial as partial security for that loan.  To date the revenues paid to us from MGM have not been sufficient to repay the Blue Rider Loan.  We have therefore entered into an accommodation agreement with Blue Rider to redeem the loan due for $2,200,000, less approximately $812,000 of collections that have been received by Blue Rider to date from MGM.  We anticipate this indebtedness will be repaid from proceeds due from MGM on or before December 31, 2011.

On August 30, 2010, the Group issued an aggregate of $470,000 Convertible Debt to qualified investors that mature on February 28, 2011. The Convertible Debts bear interest at a rate of 15.0% per annum and could be converted  into the Group’s ordinary shares beginning on the date which is one hundred twenty (120) days following the issuance of the Convertible Debt,  at the conversion rate of $3.75 per share, subject to certain changes.

On March 22, 2011, an additional 300,000 convertible notes were issued to Runway Investments Ltd on the same terms as above. At the same time the original notes were extended to July 31 2011.

All $770,000 of these notes were extended on May 24, 2011 to September 30, 2011, and  the conversion terms were changed as follows:

•	The Scarborough’s note’s principal and interest to convert into common stock its principal and interest now at $0.50 per share.
•	For extending the maturity date until December 31, 2011, Sendero and Runway will reduce their conversion price to $0.60 per share.
•	For extending the maturity date until September 30, 2011, Agua Alta will reduce its conversion price to $0.75 per share.
•	The average conversion price of the three remaining notes is $0.64 per share.

$225,000 of the Scarborough notes were converted to 507,000 shares on July 29,  2011.

$170,000 Agua Alta and $75,000 Sendero notes were converted into 1,786,374 shares on October 19, 2011.

In May and June 2010 the Group issued $150,000 of its convertible notes and additional $50,000 in September 2010 to Asher Enterprises which were due on or before March and June 2011 and which are convertible into the Group’s ordinary stock at a discount to the volume weighted average price of the Group’s ordinary shares on conversion with certain reset provisions. The notes were all converted by December 31, 2010.

The Group had entered into an agreement with BRG Investments, LLC (“BRG”), an affiliate of Fletcher Asset Management (“Fletcher”), for the investment by BRG of up to $30,000,000 in preferred stock of Seven Arts and the formation of a joint venture (“Venture”).

BRG purported to cancel the agreement in May 2011.

 Seven Arts settled this issue on October 5, 2011, whereon the Company arranged a mutually acceptable settlement of its dispute with Fletcher arising out of an investment agreement purported terminated by Fletcher as we announced on June 7, 2011 in a press release.  In the settlement with Fletcher, the Company waived all claims against Fletcher.  Fletcher agreed to acquire and did acquire 250,000 shares of our common stock at a price of $1.00 per share.  Fletcher received a warrant to buy an additional 100,000 shares at $1.00, Fletcher has the right within six months to buy an additional 250,000 shares of our common stock based on a volume weighted average price but no less than $1.00 or more than $1.50, and if it buys these shares, Fletcher will receive an additional warrant to buy an additional 100,000 shares of our common stock on the same terms as the warrant we have issued.  Seven Arts intends to use the proceeds of this transaction to partially fund its next motion picture production in Louisiana entitled Schism, written and to be directed by Adam Gierasch, the director of Autopsy and Night of the Demons, two recent releases by the Company.

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

We expect the post production facility in Louisiana will open for operation by early 2012. When completed, we anticipate that this facility will be leased to our motion picture productions in Louisiana and to other motion picture productions produced by unrelated parties.  In accordance with the Inter-Group Agreements any and all such engagements with the Group will provide no profit to our affiliates and we will pay only out of pocket costs incurred by our affiliates with no mark-up. SAPLA secured a credit facility in the aggregate principal amount of $3,700,000, which has been used to acquire and begin the improvements on the property.  This credit facility carries an annual interest rate of 2% plus the Prime Rate as published in The Wall Street Journal.  We have guaranteed the amounts that SAPLA borrows under this facility and no additional consideration is provided for this guarantee beyond the existing agreement between SAPLA and us.

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

Plan of Operations

Source of Funds for Years Ended June 30, 2011, and 2010

Seven Arts’ primary source of funds since incorporation has been funds provided from the distribution of films, loans secured by the Group's motion pictures, tax credits, third party investments and tax preferred investments in the Group’s motion pictures, and the proceeds of the sale of redeemable convertible preferred stock and debentures.

Use of Funds for Years Ended June 30, 2011 and 2010

In each of the last two fiscal years, Seven Arts has expended between $1,800,000 and $2.600,000 on general and administrative expenses, which principally include salaries, payroll taxes, rents, travel and entertainment, and outside professional fees (legal, audit, sales, and tax advice) and the Group anticipates that it will expend a similar amount in fiscal year 2012.  The Group’s major cash outlay in these years has been for the acquisition and production of motion pictures.  In fiscal years 2011 and 2010, Seven Arts expended approximately $1,000,000 and $2,000,000,  respectively on the acquisition or production of motion pictures.  The Group anticipates expenditure of a larger amount on production and acquisition of motion pictures in fiscal year ended June 30, 2012.

Anticipated Changes to Facilities/Employees

The Group's employees and locations are two rented premises in Los Angeles and London and approximately 13 employees and consultants as of June 30, 2011.  Management anticipates no changes to either facilities or employees in the near future.

United States vs. Foreign Film Revenues

	June 30, 2011	June 30, 2010
Revenues and profits before taxes
Information about geographical areas
Europe	$969,077	$110,285
North America	1,113,074	1,714,271
South America	378,763	24,000
Africa and Middle East	39,416	0
Asia	209,030	91,942
Australia	48,999	34,018

Total	$2,758,359	$1,974,516

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

Fee-related Revenues

All fee related revenues for the year ended June 30, 2011 and June 30, 2010 were generated in North America and through related party (as described below).

Fee related revenues in the fiscal year ended June 30, 2011 consisted of:

a.
Producer's fees of $70,097 resulting from excess tax credits received on Night of the Demons. This item was collected by SAPLA who then paid or will pay it over to the Group under the agreement between the Group and SAPLA.

b.	$500,000 of fees relating to Esplanade Pictures.

All of the Group's revenues and profits before taxes in each of the two periods are derived from the financing, production and distribution of films.  The net assets of the Group are also considered to relate to the above geographical markets in approximately the same proportion as total revenues.

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

Seasonality

Dependency upon Patents/Licenses/Contracts/Processes

During the year ended June 30, 2011, revenue from two major customers approximated $1,096,000 and $327,850, or 40% and 12%, respectively, of film revenues. Accounts receivable due from these two customers approximated $0 and $0 respectively.

During the year ended June 30, 2010, revenue from two major customers approximated $1,020,000 and $518,000, or 52% and 26%, respectively, of film revenues. Accounts receivable due from these two customers approximated $212,000 and $518,000, or 14% and 35%, respectively, of the total accounts receivable at June 30, 2010.

During the year ended June 30, 2011, 100% of fee related revenues in the amount of $570,029 were generated through SAPLA, of which this was all paid to the Group. Overall receivable due from SAPLA (including SAPLOU Equicap) through the due to related parties account was approximately $1.6 million at June 30, 2011.

During the year ended June 30, 2010, 100% of fee related revenues in the amount of $4,442,919 were generated through  SAPLA, $3,288,191 of which  has been paid to the Group.  Overall receivable due from SAPLA (including SAPLOU Equicap) through the due to related parties account was approximately $2.5 million at June 30, 2010,  and reflected in due from related parties.

The Group had no other dependency on patents, or licenses, or other industrial, commercial or financial contracts or new manufacturing processes, where such factors are material to the Group’s business or profitability.

Sources/Availability of Raw Materials

N/A

4.C. Organization Structure

The following is the corporate organization chart of Seven Arts and its subsidiaries as of June 30, 2011:

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
Total of 2,543,131 shares outstanding
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

* Includes 140,000 shares pledged to ApolloMedia

† 40% of this company is pledged to Palm Finance Corp. which is unaffiliated with Mr. Hoffman

4.D. Property, Plant and Equipment

Seven Arts' executive offices are located in rented premises of approximately 1,500 sq. ft. at 8439 Sunset Boulevard, 4th Floor, West Hollywood, CA   US 90069 (rented by its affiliate Seven Arts Pictures Inc.) and 136-144 New Kings Road, London SW6 4LZ.  Seven Arts and its affiliates began occupying these facilities in November 2010 (US) and March 2011 (UK).  Monthly rent is approximately $11,000 for both facilities.

In total Seven Arts and its predecessors have produced or acquired interests in the following 33 motion pictures described below in Table 8.  Seven Arts owns (directly or through grants of all rights in perpetuity or theatrical, video, and television rights) the copyright to each picture designated as "CR" in the table below, which are the pictures produced or co-produced by the Group, and for all other pictures in table below Seven Arts owns all material and distribution rights in the markets in which the Group operates for at least all territories outside the United States and Canada for no less than 15 years, which generally are the motion pictures the Group acquires for distribution only.  Historically, in any financial period a small number of motion pictures have accounted for the vast majority of Seven Arts’ revenues generated from the Group’s motion picture library.

The Group has lost the right to manage twelve motion pictures (designated “+” in the table below) by way of the exercise by the Arrowhead Target Fund of its rights under the Arrowhead Loan described above in “Risk Factors”

Table 8

Title	Talent		Delivery date	First US release	Date Distribution Rights Terminate

American Summer aka	Director:	J.B. Rogers	06/08	Scheduled 9/11	n/a
The Pool Boys (CR)	Cast:	Matthew Lillard
(All Territories)		Efren Ramirez

+Asylum (CR)	Writer:	Patrick Marber	05/04	08/05	n/a
(All Territories)	Director:	David MacKenzie
Ian McKellan
	Cast:	Natasha Richardson

Autopsy (CR)	Director:	Adam Gierasch
(All Territories)	Cast:	Robert Patrick	06/08	01/09	n/a

Back In The Day	Writer:	Michael Raffanello	03/05	05/05	11/11/2019
(All International Territories)	Director:	James Hunter
	Cast:	Ving Rhames
Ja Rule

Boo (1)	Writer/Director:	Anthony C. Ferrante	03/05	10/05	5/14/2008
(All International Territories)	Cast:	Trish Cohen
Happy Mahaney

A Broken Life	Writers:	Neil Coombs, Anna Lee	06/08	09/08	10/26/2026
(All International Territories)		& Grace Kosaka
	Director:	Neil Coombs
	Cast:	Tom Sizemore
Ving Rhames
Grace Kosaka
Saul Rubinek

Captivity	Writer:	Larry Cohen	03/06	07/07	05/10/2008
(All International Territories)	Director:	Roland Joffe
	Cast:	Elisha Cuthbert

Cemetery Gates (1)	Writer:	Brian Patrick O’Tolle	03/05	05/06	04/04/2020
(All International Territories)	Director:	Roy Knyrim
	Cast:	Reggie Bannister

Deal (CR)	Writers:	Gil Cates, Jr.	03/07	04/08	n/a
(All Territories)		& Marc Weinstock
	Director:	Gil Cates, Jr.
	Cast:	Burt Reynolds
Bret Harrison
Shannon Elizabeth
Jennifer Tilly

Drunkboat	Writers:	Bob Meyer &	12/08	not yet scheduled	4/28/2011
(All Territories)		Randy Buescher
	Director:	Bob Meyer
	Cast:	John Malkovich
John Goodman
Dana Delaney

Gettin’ It	Writer/Director:	Nick Gaitatjis	12/06	08/07	04/04/2017
(All Territories)	Cast:	Jessica Canseco
Patrick Censoplano
Cheryl Dent
Sandra Staggs

Hades aka	Director:	Gabriel Bologna	05/09	not yet scheduled	10/26/2027
The Black Waters of Echo Pond	Cast:	Robert Patrick
(All International Territories)		Danielle Harris

+ The Hustle (CR)	Writers:	David Howard	10/02	12/02	n/a
(All Territories except Germany and Canada)		& Michael Capellupo
	Director:	Stuart Cooper
	Cast:	Bobbie Phillips
Robert Wagner

+ I’ll Sleep When I’m Dead (CR) (1)	Writer:	Trevor Preston	06/04	06/04	n/a
	Director:	Mike Hodges
(All International Territories)	Cast:	Clive Owen
Malcolm McDowell
Jonathan Rhys Meyers

+ Johnny Mnemonic (CR)	Writer:	William Gibson	12/94	05/95	n/a
(All Territories)	Director:	Robert Longo
	Cast:	Keanu Reeves
Dolph Lundgren

Knife Edge	Director:	Anthony Hickox	06/08	03/10	03/23/2031
(All Territories)	Cast:	Joan Plowright
Natalie Press

Men Don’t Lie	Director:	Jane Spencer	not yet scheduled	not yet scheduled	n/a
(All Territories)	Cast:	Michael Madsen
Jean-Hughes Anglade

The Mesmerist	Writers:	Ron Marasco	06/02	09/02	n/a
(All International Territories)		& Michael Goorjian
	Director:	Gil Cates, Jr.
	Cast:	Neil Patrick Harris
Jessica Capshaw

Mirror Wars	Writers:	Alex Kustanovich	11/06	07/07	02/03/2011
(All International Territories)		& Oleg Kapanets
	Director:	Vasily Chiginsky
	Cast:	Armand Assante
Malcolm McDowell
Rutger Hauer

+ Never Talk To Strangers	Writers:	Lewis A. Green	09/95	10/95	n/a
(CR) (1)		& Jordan Rush
(All Territories)	Director:	Peter Hall
	Cast:	Antonio Banderas
Rebecca DeMornay

Night of the Demons (CR)	Director:	Adam Gierasch	06/10	10/10	n/a
(All Territories)	Cast:	Shannon Elizabeth
Edward Furlong
Diora Baird

Nine Miles Down (CR)	Director:	Anthony Waller	06/09	not yet scheduled	n/a
(All Territories)	Cast:	Adrian Paul
Kate Nauta

Noise aka The Rectifier (CR)	Writer/Director:	Henry Bean	03/07	05/08	n/a
(All Territories)	Cast:	Tim Robbins
William Hurt
Bridget Moynahan
William Baldwin

+ No Good Deed (CR)	Writers:	Christopher Canaan	05/02	09/03	n/a
(All Territories)		& Steve Banancik
	Director:	Bob Rafelson
	Cast:	Samuel L. Jackson
Milla Jovovich

Pool Hall Prophets aka	Writer/Director:	Keoni Waxman	09/05	12/05	n/a
Shooting Gallery (CR)	Cast:	Freddie Prinze, Jr.
(All Territories)		Ving Rhames

+ Popstar	Writer:	Timothy Barton	03/05	11/05	10/19/2014
(All International Territories)	Director:	Richard Gabai
	Cast:	Aaron Carter
Alana Austin

Radio Free Albemuth	Writer/Director:	John Alan Simon	06/10	not yet scheduled	01/06/2025
(International Territories)	Cast:	Alanis Morissette

+ Red Riding Hood	Writer:	Timothy Dolan	03/06	06/06	05/02/2015
(All International Territories excl Indonesia, Israel, Japan, Latin American Satellite TV, Mexico, Middle East, Pan Asian Satellite TV, Portugal, Russia, Slovenia/Croatia, Thailand, Turkey)	Director:	Randall Kleiser
	Cast:	Lainie Kazan

+ Shattered Image (CR) (1)	Writer:	Duane Poole	06/98	12/98	n/a
(All Territories)	Director:	Raul Ruiz
	Cast:	William Baldwin
Anne Parillaud

+ A Shot At Glory	Writer:	Denis O’Neill	01/02	05/02	09/30/2016
(All International Territories)	Director:	Michael Corrente
	Cast:	Robert Duvall
Michael Keaton

+ Stander (CR)	Writer:	Bima Stagg	10/03	08/04	n/a
(All Territories)	Director:	Bronwen Hughes
	Cast:	Thomas Jane
Deborah Unger

+ Supercross	Writer:	Ken Solarz	08/05	08/05	05/25/2019
(All International Territories)	Director:	Steve Boyum
	Cast:	Sophia Bush
Steve Howey
Cameron Richardson

The Wedding Chest	Writer:	Ekaterina Tirdatova	03/08	not yet scheduled	10/04/2021
(All International Territories excluding Russia, Germany and France)	Director:	Nurbek Egen
	Cast:	Natasha Regnier
Bolot Tentimyshov

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the years ended June 30, 2011 and  2010, should be read in conjunction with the financial statements of the Group attached hereto and the notes thereof.

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

We have also benefited significantly from our ability to raise third party film equity investments such as in tax advantaged transactions under which we transfer to third party investor’s tax benefits for motion picture production and distribution.  These types of investments have enabled us to substantially reduce the cost basis of our motion pictures and even to record significant fee-related revenues, particularly in the fiscal years ended June 30, 2010 and June 30, 2011.

We may however lose ownership of and have lost control of certain of our motion pictures due to our inability to repay indebtedness for such monies such as the Arrowhead Loan and the Cheyne Loan as described in Risk Factors – Risks Related To Our Business – Our failure to repay obligations under the Arrowhead and Cheyne Loans has resulted in the loss of control of asset that we pledged.

Fiscal Year Ended June 30, 2011 Compared To Fiscal Year Ended June 30, 2010

Our total revenues decreased from $6,417,435 for the fiscal year ended June 30, 2010 to $3,328,388 in the fiscal year ended June 30, 2011.  Revenues derived from the licensing and distribution of motion pictures increased from $1,974,516 in the previous fiscal year to $2,758,359 in this fiscal year, principally reflecting the recording of deferred income sales on American Summer.

Fee-related revenues in the fiscal year ended June 30, 2011 derived from:

a)
Producer’s fees of $70,097 resulting from excess tax credits received on Night of the Demons. This item was collected by SAPLA who then paid or will pay it over to the Group under the agreement between the Group and SAPLA.

b)	$500,000 of fees relating to Esplanade Pictures based in Louisiana.

Amortization of film costs was $2,843,734 in the fiscal year ended June 30, 2011, including an impairment charge of $820,951.  The amortization charge represents approximately 76% of the film revenues recognized from films currently in release.

Other cost of sales increased from $2,398,976 in the prior year to $3,447,996 in the current period and included certain distribution costs, producers’ costs and other third party payments.  This increase can be mainly attributed to the increase in the amortization/impairment charge this year.   There has been a change in the sales team in 2011 who prepared the revenue forecasts several of which have been reduced leading to increased amortization and an impairment charge of in excess of $820,000.

Consequently, the Group recorded a gross loss of $119,608 in the year-ended June 30, 2011 compared to a gross profit of $4,018,459 in the year-ended June 30, 2010.

General and administrative expenses amounted to $1,852,303 in the fiscal year ended June 30, 2011, compared to $2,619,205 in the fiscal year ended June 30, 2010.  The Group significantly reduced operating expenses during 2011 due to expected lower revenue levels. External professional fees were significantly reduced by approximately $721,000 including accountants, lawyers and tax advisors as more work was carried out in –house. In addition, there were significant salary reductions of approximately $274,000 in 2011 as vacancies were not replaced. Management reserved for doubtful accounts of $234,429 during the fiscal year ended June 30, 2011 compared to $319,345 in 2010.

Net interest expense decreased from $2,199,844 in the fiscal year ended June 30, 2010 to $758,197 in the most recent fiscal year, reflecting settlement agreements with senior lenders Palm Finance and Arrowhead.

 We recorded $4,458,621 in other income in this fiscal year reflecting forgiveness of debt mainly from a settlement agreement reached with Palm Finance and release of Arrowhead accrual.  This compares to $583,874 in “other income” in the fiscal year ended June 30, 2010.

We recorded no tax provision in the fiscal year ended June 30, 2011, because we have an excess of tax-loss carry forwards against which we can offset any taxes that might be currently accruable.

As result of the aforementioned results, we recorded a net profit of $1,461,554 in the period ended June 30, 2011 compared to a loss of $ 475,651 for the fiscal ended June 30, 2010.

5.B. Liquidity and Capital Resources.

During the year ended March 31, 2005, we issued (A) £3,000,000, of convertible debt to Langley Park Investment Trust PLC (“Langley”) in return for 3,000,000 ordinary shares in Langley valued at approximately $5,204,000, and (B) approximately £3,000,000 of convertible redeemable preference shares to Armadillo Investments Plc. (“Armadillo”) in return for 3,000,000 ordinary shares from Armadillo, valued at $5,669,000.  We received actual cash in fiscal year 2005 of approximately $2,232,000 through the sale of ordinary shares of Armadillo Investments plc (approximately $1,302,000) and Langley Park Investment Trust PLC, (approximately $930,000).  The amounts that we received from the sale of a portion of our Armadillo shares and all of our Langley shares were substantially less than the stated value of the debenture and preference shares.

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

On October 30, 2008, the Seven Arts Employee Benefit Trust acquired 3,000,000 of our convertible Preference Shares from Armadillo Investments Plc (“Armadillo”) for £1,500,000, to be paid in three equal installments of £500,000 and the return to Armadillo of 1,600,000 ordinary shares of Armadillo, valued at £800,000, for an aggregate purchase price of £2,300,000.  The purchase price was to be loaned to the EBT by us at a nominal interest rate and to date we have advanced £500,000 as the first of the installments, together with the 1,600,000 ordinary shares of Armadillo to the EBT, which has paid them over to Armadillo.  These 1,600,000 ordinary shares of Armadillo were all the remaining preferred shares of Armadillo owned by us.  We have guaranteed the remaining £1,000,000 due to Armadillo, but have not made any further advances to EBT, we are currently in default on the second and third payments.  We expect to pay the remaining amount due to Armadillo from the proceeds of a future offering. As at June 30, 2011 the EBT owes us £643,433 ($1,107,357) at the balance sheet date’s exchange rate) and this amount has been booked as a contra asset under share premium, which is a deduction from shareholders’ equity.  The EBT will owe us an additional £1,000,000 when we have made good on our obligation.

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

 The Arrowhead Target Fund Ltd (“Arrowhead”) filed an action on September 22, 2010 which seeks recovery from the Group of the monies which the Group has retained under its interpretation of the relevant agreements with Arrowhead. In addition, Arrowhead makes substantial additional claims against the Group, Mr. Hoffman and Seven Arts Pictures Inc. regarding claimed breaches of the terms of the operative agreements, including failure to properly account, failure to turn over materials, failure to remit monies collected, and similar matters. The claims against the Group for these breaches of warranties for damages are $8,300,000 although Arrowhead states no basis for this amount.  The Group had moved to dismiss the action against all defendants other than Seven Arts Future Flows I LLC, which is not part of the Group.  On August 9, 2011, the New York Supreme Court granted the Group’s motion and dismissed all defendants except Seven Arts Filmed Entertainment Limited in its capacity as a collateral agent, which is not a material element of Arrowhead claim.  The Group continues to believe that Arrowhead’s claims against the Group are without substantial merit.

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

On October 15, 2008 the Group borrowed £1,000,000 from Trafalgar Capital Special Investment Fund (“Trafalgar”). A portion of this loan the Group advanced to the EBT for it to use as the first installment for the acquisition of all the Preference Shares owned by Armadillo.  On September 2, 2009 the Group repaid Trafalgar $1,000,000 (about £698,934) as a partial payment against this loan, with the remaining balance subject to repayment in cash or convertible to the ordinary shares of the Group at the conversion terms as agreed between Trafalgar and the Group. On June 22, 2010 an amended agreement was entered into with Trafalgar for an extension of the due date of the convertible debentures to December 31, 2010, and the Group agreed to issue 68,000 ordinary shares to settle a portion of the debt. Trafalgar agreed to reduce the loan amount from the proceeds it received from selling the 68,000 ordinary shares. The transaction was consummated subsequent to the date of the financial statements and all of the 68,000 shares have been sold in the market before December 31, 2011. Subsequent to June 30, 2010, a further amended agreement was entered into with Trafalgar for an extension of the due date of the convertible debentures to March 31, 2011, and the Group agreed to issue 85,000 ordinary shares to settle a portion of the debt (see subsequent events note 22). Trafalgar agreed to reduce the loan amount from the proceeds it received from selling the 85,000 ordinary shares. The balance outstanding on the loan after sale of these 85,000 shares is expected to be approximately $500,000. The per-share value is determined as the amount recovered by Trafalgar on sale thereof in the market and Trafalgar may “put” these shares to us at $1.00 per share on March 31, 2011 if not previously sold.  We intend to pay the balance of the sum due to Trafalgar by similar conversion of our shares

We entered into two senior financing loan and security agreements with Palm Finance Corp (“Palm”) to finance the production costs of The Pool Boys, Autopsy and Nine Miles Down dated May 7, 2007 and December 17, 2007. These loans are secured by the revenues to be collected from these motion pictures.  The revenues so far collected have been insufficient to repay the majority of these loans, primarily as result of management’s decision to delay the release of these films.  We have entered into an agreement with Palm extending the due date of these loans to December 31, 2011. The original principal amount of the Palm loan for The Pool Boys and Autopsy are $5,250,000 including $500,000 accrued interest, and for Nine Miles Down was $4,000,000 including $750,000 accrued interest.

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

On August 30, 2010, the Group issued an aggregate of $470,000 Convertible Debt to qualified investors that mature on February 28, 2011. The Convertible Debts bear interest at a rate of 15.0% per annum and could be converted  into the Group’s ordinary shares beginning on the date which is one hundred twenty (120) days following the issuance of the Convertible Debt,  at the conversion rate of $3.75 per share, subject to certain changes.
On March 22, 2011 an additional 300,000 convertible notes were issued to Runway Investments Ltd on the same terms as above. At the same time the original notes were extended to July 31, 2011.

All $770,000 of these notes were extended on May 24, 2011, to September 30, 2011, and the conversion terms were changed as follows:

• The Scarborough note’s principal and interest convert into common stock now at $0.50 per share.
• For extending the maturity date until December 31, 2011, Sendero and Runway will reduce their conversion price to $0.60 per share.
• For extending the maturity date until September 30, 2011, Agua Alta will reduce its conversion price to $0.75 per share.
• The average conversion price of the three remaining notes is $0.64 per share.

$225,000 Scarborough notes were converted to 507,000 shares on July 29, 2011.

$170,000 Agua Alta and $75,000 Sendero options were converted on October 19, 2011 into 1,786,374 shares.

On June 10, 2011, The Group borrowed $150,000 from Isaac Capital Group (“ICG”) in the form of a convertible note.  The loan is for six months with interest at 15% per annum. ICG will have the right to convert the Loan at any time into shares at a conversion price of 60% of the volume weighted average sale price on NASDAQ of the shares for the 10 trading days prior to the closing of the loan. There is also a closing fee of 15,000 shares on closing of the Loan.  (These shares have not yet been issued).

We issued a $150,000 convertible note which was due in March 2011, and a $50,000 convertible note which was due in June 2011 to Asher Enterprise Inc.  These notes are convertible into our ordinary shares at a discount to the volume weighted average price of our common shares on conversion.  These convertible notes have now been converted.

We had entered into an agreement with BRG Investments, LLC (“BRG”), an affiliate of Fletcher Asset Management, for the investment by BRG of up to $30,000,000 in preferred stock of Seven Arts and the formation of a joint venture  to, among other things, produce and distribute motion pictures and make investments.

BRG purported to cancel the agreement in May 2011.

 Seven Arts settled this issue on October 5, 2011, whereon the Company arranged a mutually acceptable settlement of its dispute with Fletcher Asset Management arising out of an investment agreement purported terminated by Fletcher as we announced on June 7, 2011 in a press release.  In the settlement with Fletcher, the Company waived all claims against Fletcher.  Fletcher agreed to acquire and did acquire 250,000 shares of our common stock at a price of $1.00 per share.  Fletcher received a warrant to buy an additional 100,000 shares at $1.00, Fletcher has the right within six months to buy an additional 250,000 shares of our common stock based on a volume weighted average price but no less than $1.00 or more than $1.50, and if it buys these shares, Fletcher will receive an additional warrant to buy an additional 100,000 shares of our common stock on the same terms as the warrant we have issued.  Seven Arts intends to use the proceeds of this transaction to partially fund its next motion picture production in Louisiana entitled Schism, written and to be directed by Adam Gierasch, the director of Autopsy and Night of the Demons, two recent releases by the Company.

Management believes that, as a result of the proceeds derived from a proposed offering, and based on historical revenues generated from the licensing of the distribution rights on our motion pictures, we will have sufficient working capital to operate for the next twelve months.  In particular,

(a) the indebtedness to Palm will be satisfied by a debt to equity conversion,
(b) the indebtedness to Trafalgar from future conversion of our common shares and
(c) the indebtedness to Blue Rider from the distribution revenues due from MGM on the motion picture Deal.

During the year ended June 30, 2011, the Group utilized cash flow from operating activities of approximately $0.5 million. This was attributable to the Group’s net profit from operations of $1,461,555 and is offset by following:

•	Amortization and depreciation expense of $14,000,

•	Amortization, write-off, and impairment of capitalized film costs of $2,843,000,

•	EBT interest receivable of $(72,000)

•	Ordinary shares issued in exchange for interest and fees of $2,977,000

•	Bad debt expense of $234,000

•	Forgiveness of debt and interest by lenders of ($4,459,000),

•	Changes in the operating assets and liabilities of ($2,526,000).

The Group used minimal cash in investing activities for the fiscal year ended June 30, 2011.

The Group used  approximately $0.2 million  in financing activities for the year ended June 30, 2011 .

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

5.E.  Off-Balance Sheet Arrangements.

The Group has no Off-Balance Sheet Arrangements.

5.F.  Tabular Disclosure of Contractual Obligations (as of June 30, 2011):

			Payments Due By Period
		Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
1.	Bank and Other Production Loans (1)	$10,890,000,	$10,890,000
2.	Post Production Facility Line of Credit + Mortgage(2)	1,603,500	1,603,500
3.	Armadillo Investments plc/EBT (3)	1,000,000	1,000,000
4.	Trafalgar Capital Special Investment Fund (4)	490,000	490,000
5.	Lion House	263,000	263,000
6.	Sums Due To Producers (5)	503,000	503,000
7.	Convertible Debenture (no redemption date) (6)	3,432,500			$3,432,500
8.	Convertible debentures (7)	853,000	853,000
9.	Isaac Capital Group (8)	148,000	148,000
	Total	$19,183,000	$15,750,500		$3,432,500

(1)
The current bank and production loans include (i) approximately $7,702,000 owed to Palm Finance for three motion pictures produced by us and (ii) $3,200,000 in special purpose financing arranged for six motion pictures produced by us owed to Palm Finance,  for production of the motion picture Nine Miles Down.

(2)
Seven Arts Pictures Louisiana LLC (“SAPLA”), a subsidiary of SAP Inc. (one of our affiliates and a company controlled by Peter Hoffman, our Chief Executive Officer), entered into a Credit Agreement with Advantage Capital Community Development Fund, L.L.C. (“Ad Cap”) dated October 11, 2007 for the acquisition and improvement of a production and post production facility located at 807 Esplanade Avenue in New Orleans, Louisiana.  The aggregate borrowing amount under this facility was $3,700,000, all of which was drawn down as of April 30, 2010.  In November 2010 Palm Finance Inc (“Palm”) acquired this mortgage for $1,000,000 and agreed to extend a construction facility of $1,850,000 to complete the facility.  As of June 2011, $603,500 of this amount had been drawn down. We expect this facility will be completed for a cost not to exceed $1,850,000.  We have guaranteed the indebtedness to Palm for the $1,000,000 and ultimately the additional $1,850,000 .  We do not anticipate the use of any material amount of our working capital to complete and operate this facility, and we expect to realize substantial film production, film infrastructure, historic rehabilitation and other state and federal tax credits and other tax incentives from the acquisition, renovation, and operation of this property as a post production facility.  Management believes that expenditures by SAPLA for this facility would generate approximately $4,000,000 in Louisiana Film Infrastructure tax credits, approximately $3,000,000 in Louisiana State Rehabilitation tax credits and $3,000,000 in Federal Historic Preservation tax credits.

(3)
We have guaranteed an additional £1,000,000, ( plus interest at 10% from July 1, 2011) due from the EBT to Armadillo. This liability will be met by the EBT from the funds that we advance to it from the proceeds of a future offering.  The second and third payments to Armadillo were due in April and October 2009, and the EBT did not make those payments. In February 2,011 150,000 new shares were pledged to Armadillo in repayment for them extending the repayment date of the £1,000,000 to June 30, 2011.

(4)
A portion of the loan due to Trafalgar Capital Special Investment Fund was advanced by us to the Seven Arts Employee Benefit Trust (“EBT”) for the partial acquisition of the Preference Shares owned by Armadillo Investments plc (“Armadillo”).  The loan to Trafalgar came due on June 30, 2009 and we have made a partial payment of $1,000,000 on September 2, 2009.  On June 22, 2010,  we entered into an amended agreement with Trafalgar for an extension of the due date of the convertible debentures to December 31, 2010,  and the issuance of 340,000 shares in July 2010.  This agreement has been further extended, in January 2011, to March 31, 2011 for the issuance of another 425,000 shares against the loan principal.

(5)	Includes estimated amounts due to producers of motion pictures. As of June 30, 2011, $503,000 had been accrued.
(6)
The outstanding Debentures have a face value of £1,750,000 (approximately $3,432,500 at the exchange rate prevailing at the time of the financing) and are convertible into an aggregate of 280,000 ordinary shares.  There is no due date or required due date on our Debentures.  The Debentures rank junior to all our indebtedness and senior only to our ordinary or preference shares and they are included as a part of Shareholders’ Equity as there was no stated redemption date.

(7) a)
On August 30, 2010, the Group issued an aggregate of $470,000 Convertible Debt to qualified investors that mature on February 28, 2011. The Convertible Debts bear interest at a rate of 15.0% per annum and could be converted into the Group’s ordinary shares beginning on the date which is one hundred twenty (120) days following the issuance of the Convertible Debt, at the conversion rate of $3.75 per share, subject to certain changes.

b)	On March 22, 2011 an additional 300,000 convertible notes were issued to Runway Investments Ltd on the same terms as above. At the same time the original notes were extended to July 31, 2011.

c)	All $770,000 of these notes were extended on May 24, 2011 to September 30, 2011 but the conversion terms were changed as follows:

The Scarborough note’s principal and interest to convert into common stock its at $0.50 per share.

For extending the maturity date until December 31, 2011, Sendero and Runway will reduce their conversion price to $0.60 per share.

For extending the maturity date until September 30, 2011, Agua Alta will reduce its conversion price to $0.75 per share.

The average conversion price of the three remaining notes is $0.64 per share.

d)	$225,000 of the Scarborough notes were converted to 507,000 shares on July 29, 2011.

e)	$170,000 Aqua notes and $75,000 Sendero notes were converted to 1,786,374 shares on October 19 2011.

f)	The Company has evaluated these convertible notes for embedded derivative features and has determined that no derivative liability exists.

(8)
On June 10, 2011, the Group borrowed $150,000 from Isaac Capital Group (“ICG”) in the form of a convertible note. The loan is for six months with interest at 15% per annum. ICG will have the right to convert the Loan at any time into shares at a conversion price of 60% of the volume weighted average sale price on NASDAQ of the shares for the 10 trading days prior to the closing of the loan. There is also a closing fee of 15,000 shares on closing of the Loan.(These shares have not yet been issued).

Critical Accounting Policies

Basis of Consolidation

The Company consolidates its subsidiaries in accordance with Accounting Standards Codification (“ASC”) 810, “Business Combinations”, and specifically ASC 810-10-15-8 which states, "The usual condition for a controlling financial interest is ownership of a majority voting interest, and, therefore, as a general rule ownership by one reporting entity, directly or indirectly, or over 50% of the outstanding voting shares of another entity is a condition pointing toward consolidation."     The Company does not have any variable interest or special purpose entities.

The consolidated financial statements include the financial statements of Seven Arts Pictures Plc (“PLC”), and its wholly owned subsidiaries, Seven Arts Filmed Entertainment Limited (“SAFE Ltd”), Seven Arts Filmed Entertainment (UK) Limited, Cinematic Finance Limited and Cinematic Finance (Equicap) Ltd, herein referred to as (the “Group”, the “Company” or “Seven Arts”).

Years Ended
June 30,
2011 and 2010
Seven Arts Pictures Plc.	100%
Seven Arts Filmed Entertainment Limited	100%
Seven Arts Filmed Entertainment (UK) Limited (formed March 6, 2008)	100%
Cinematic Finance Limited (formed February 14, 2008)	100%
Cinematic Finance (Equicap) Ltd (formed February 27, 2009)	100%

The Group acquired SAFCO’s in May 2009.   SAFCO’s refers to 17 companies formed by investors in the Zeus transaction. The Group intends to liquidate the SAFCO’s under the applicable laws of the United Kingdom upon obtaining full control of the books, records and operation of the SAFCO’s. The Group does not anticipate any material assets or liabilities related to the SAFCO’s except the contingent liability for VAT on the Zeus transaction described in notes 12 below.  The SAFCO’s results have not been and will not be consolidated as the Group does not have control.

All significant intercompany balances and transactions have been eliminated on consolidation.

Significant Accounting Policies

The Company’s management selects accounting principles generally accepted in the United States of America and adopts methods for their application.  The application of accounting principles requires the estimating, matching and timing of revenue and expense.  It is also necessary for management to determine,  measure and allocate resources and obligations within the financial process according to those principles.  The accounting policies used conform to generally accepted accounting principles which have been consistently applied in the preparation of these financial statements.

The financial statements and notes are representations of the Company’s management which is responsible for their integrity and objectivity.  Management further acknowledges that it is solely responsible for adopting sound accounting practices, establishing and maintaining a system of internal accounting control and preventing and detecting fraud.  The Company's system of internal  accounting control is designed to assure, among other items, that  1) recorded  transactions  are valid;  2) valid  transactions  are recorded;  and  3) transactions  are  recorded in the proper  period in a timely  manner to produce financial  statements which present fairly the financial  condition,  results of operations  and cash  flows of the  Company  for the  respective  periods  being presented.

Basis of Accounting
The Company prepares its financial statements on the accrual basis of accounting and in accordance with Generally Accepted Accounting Principles of the United States of America (“US GAAP”).   All intercompany balances and transactions are eliminated.   Management believes that all adjustments necessary for a fair presentation of the results of the years ended June 30, 2011 and 2010, respectively, have been made.

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

b)	To the extent that the Group were to receive benefits from tax advantaged investments relating to:

i.	a picture that has not commenced production by a particular date and that investment is forfeited such that the Group has no further obligations to the investor (See note 1.3)
ii.	third party productions taken on by the Group as sales agent/distributor then such benefits are also recorded as producer fees income

Revenue Recognition

Revenues earned by the Group can be classified into two categories:

1.	Film revenues: earned from the exploitation of our new productions, back catalogue and third party productions taken on as sales agent.

2.
Fee-related revenues: Producer’s fees income earned by the Group on productions controlled by the Group is earned when the Group is entitled to receive under a binding agreement a fixed sum irrespective of the distribution revenue from that picture.

Film Revenue

The Group recognizes revenue from the sale (minimum guarantee or non-refundable advances) or licensing arrangement (Royalty agreement) of a film in accordance with ASC 605-15 “Revenue Recognition”. Revenue will be recognized only when all of the following criteria have been met:

a)	Persuasive evidence of a sale or licensing arrangement with a customer exists.
b)
The film is complete and, in accordance with the terms of the arrangement, has been delivered or is available for immediate and unconditional delivery. (i.e. the “notice of delivery” (NOD) has been sent and there is a master negative available for the customer)

c)	The license period of the arrangement has begun and the customer can begin its exploitation, exhibition, or sale.
d)	The arrangement fee is fixed or determinable.
e)	Collection of the arrangement fee is reasonably assured.

A written agreement with clients (purchase order, letter, contract, etc.,) indicating the film name, territory and period is required for the recognition of revenue. Revenue is recognized when the performance criteria in the contracts have been met. The customer generally confirms agreement by their signature on the contract.

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

Fee-related revenues

Many countries make tax credits available to encourage film production in the territory. Seven Arts benefits from tax credits in:

a)	the UK and several other European territories for their European productions
b)	Canada for their Canadian productions
c)	Louisiana for their US productions
d)	Tax preferred financing deals

In the majority of circumstances these tax credits are treated as a reduction in the capitalized costs of the film assets they are financing. However, to the extent such tax benefit proceeds would

a)	exceed the capitalized cost of the film or;
b)	represent fee income not applied to production cost, such proceeds are accounted for as producers’ fees income where relevant producers contracts are in place.

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
b)	third party productions taken on by the Group as sales agent/distributor then such benefits are also recorded as producer fees income

One of the risks for the investor associated with these tax advantaged investments is that a particular picture will not start production within the investment agreement period therefore giving no asset value to their slate of investments. The contract with the Group will generally state that there is no recourse to the Group and associated companies as this is one of the many risks of the film industry that the investors are made aware of on signing the investment agreements. Therefore, when a picture has not commenced production by the investment agreement closing date that investment is forfeited and the Group has no further obligations to the investors.   These financing schemes are part of the general operations of the Group in its role of producer. Revenues in the year ended June 30, 2011 however did not include fee income derived from a structured film and distribution cost financing with UK investors.  It did include additional producer fee of $570,029 associated with films produced in Louisiana.   In 2010, the Group recognized revenue of $2,650,794 of fee income as described and producer’s fees of $1,792,125.

Investments

Investments are held at the lower of cost or net realizable value, and reviewed annually for any impairment charges. As of June 30, 2011 the Group has no outstanding investments.

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

Costs of acquiring and producing films are amortized using the individual-film-forecast method, whereby these costs are amortized and participations and residuals costs are accrued in the proportion that current year’s revenue bears to management’s estimate of ultimate revenue at the beginning of the current year expected to be recognized from the exploitation, exhibition or sale of the films. Generally, 80% or more of a film's costs are amortized within three years of the picture's initial release.

Ultimate revenue includes estimates of revenue to be earned over a period not to exceed ten years following the date of initial release. Film costs are stated at the lower of amortized cost or estimated fair value. Individual film costs are reviewed on a title-by-title basis, when an event or change in circumstances indicates that the fair value of a film is less than its unamortized cost. The fair value of the film is determined using management’s future revenue and cost estimates and a discounted cash flow approach. Impairment is recorded in the amount by which the unamortized costs exceed the estimated fair value of the film. Estimates of future revenue involve measurement uncertainty and it is therefore possible that reductions in the carrying value of investment in films may be required as a consequence of changes in management’s future revenue estimates.

Films are included in the general “library” category when initial release dates are at least three years prior to the acquisition date.

Films in progress include the accumulated costs of productions which have not yet been completed. Films in development include costs of acquiring film rights to books, stage plays or original screenplays and costs to adapt such projects. Such costs are capitalized and, upon commencement of production, are transferred to production costs. Projects in development are written off at the earlier of the date they are determined not to be recoverable or when abandoned.

Property & Equipment

Equipment is carried at the cost of acquisition or construction and depreciated over the estimated useful lives of the assets. Costs associated with repair and maintenance are expensed as incurred. Costs associated with improvements which extend the life, increase the capacity or improve the efficiency of our property and equipment are capitalized and depreciated over the remaining life of the related asset. Gains and losses on dispositions of equipment are reflected in operations. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the assets, which are 2 to 5 years.

Income Taxes

The Company has adopted ASC 740-10 “Income Taxes”, which requires the use of the liability method in the computation of income tax expense and the current and deferred income taxes payable.

The Group is not part of any consolidated return filed in the United States.

Inflation
Management believes that inflation has not had a material effect on the Group’s operations to date.

Related Party Transactions
For a description of the Group’s related party transactions see the section of this report 7.B entitled “Related Party Transactions.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A. Directors and Senior Management

Table No. 9
Directors and Senior Management
October 21, 2011
Table No. 1
Directors

Name	Position	Age	Date First Elected or Appointed	Date of Expiration of Current Term (1)
Hubert Gibbs	Chairman, Director	52	April 9, 2010	November 15, 2014
Peter Hoffman	CEO, Director	62	September 2, 2004	November 15, 2014
Kate Hoffman	COO, Director	34	February 26, 2008	November 15, 2013
Anthony Hickox	Director	44	October 15, 2007	November 15, 2012
Elaine New	Director	51	January 11, 2007	November 15, 2012
Daniel Reardon	Director	51	November 1, 2010	November 15,2012
Robert Kaiser	Director	57	September 1, 2011	November 15,2012

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

Robert Kaiser is currently and has been since 2007 Chairman and Chief Executive Officer of CLST Holdings, the remaining public company of Cellstar Inc. whose assets were sold in 2007.  Mr. Kaiser held several executive positions, including chairman and chief executive officer of Cellstar from 2002 to 2007, an international logistics and distribution company in the communication industry with sales in excess of $2 billion.  Mr. Kaiser was formerly the Chief Executive Officer of Mobile Star and SkyTel/Worldcom from 1996 to 2001.  Mr. Kaiser was also the Chief Financial Officer of Southwestern Bell Mobile Systems from 1986-1996.

6.B. Compensation

Cash Compensation

Since February 15, 2009, our compensation policies with respect to our Directors and executive officers are established, administered, and the subject of periodic review by our Independent Directors in accordance with the NASDAQ Marketplace Rules.  Total compensation accrued and/or paid (directly and/or indirectly) to the Directors and senior management during the fiscal year ended June 30, 2011 was $894,838. We have a Compensation Committee, consisting of Mr. Gibbs, Mr. Hickox, and Mr. Reardon, all three Independent Directors, that reviews and approves all employee compensation and bonuses.

Table No. 10
Officer and Director Compensation

	Annual Compensation			Long-Term Compensation
				Awards		Payouts
Name	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Option/ SAR’s Granted (#)	Shares/ Units Subject to Resale Restrictions ($)	LTIP Pay outs ($)	All Other Compensation ($)
Peter Hoffman	$500,000	-	-	-	-	-	-
Elaine New	269,826	-	-	-	-	-	-
Kate Hoffman	92,158	-	-	-	-	-	-
Other Directors as a Group	33,853	-	-	-	-	-	-

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

Table No. 11
Stock Option Grants from Inception to June 30, 2011

Name	Number of Options Granted	% Of Total Options Granted on Grant Date	Exercise Price per Share	Grant Date	Expiration Date	Mkt. Value of Securities Underlying Options on Date of Grant
Michael Garstin	20,000	100%	$1.54	6/1/2008	6/1/2011	$1.80
Michael Arata(1)	2,000	100%	$1.54	6/1/2008	6/1/2011	$1.80
Tony Hickox(3)	2,000	100%	$2.29	2/7/2007	2/7/2010	$2.29
Julia Verdin(3)	2,000	100%	$2.29	2/7/2007	2/7/2010	$2.29
Elaine New(3)	2,000	100%	$2.29	2/7/2007	2/7/2010	$2.29
Chris Bialek(2)	2,000	100%	$2.29	2/7/2007	2/7/2010	$2.29
Philip Kendall	4,000	100%	$1.46	9/30/2008	9/29/2011	$1.15
Other Employees	12,000	100%	$1.55	11/7/08	11/7/11	$1.75
Total Granted	46,000
Exercised during fiscal Year ended June 30, 2009	(2,000)
Exercised during fiscal Year ended June 30, 2010	(2,000)
Cancelled during fiscal Year ended June 30, 2010	(6,000)
Cancelled during fiscal Year ended June 30, 2011	(20,000)
Total Outstanding	16,000

(1) On November 5, 2008 Michael Arata exercised 2,000 of these options.
(2) On December 1, 2009 Chris Bialek exercised all 2,000 of these options.
(3)  Options issued to employees totaling 6,000 were cancelled during fiscal year ended June 30, 2010.
(4) Options issued to Michael Garstin expired during fiscal year ended June 30 2011.

In addition, we have granted stock options in the following amounts to the following persons in connection with financing services provided by them:

Name	Number of Options Granted	Exercise Price Per Share	Market Value of Securities on Date of Grant		Grant Date	Expiration Date
Blue Rider Finance/ Robert Oppenheim(1)	10,000	$1.125		$1.463	Jan. 22, 2008	Jan. 23, 2011
Trafalgar Capital Specialized Investment Fund(2)	32,000	$1.013		$1.463	Jan. 31, 2008	Jan. 30, 2013
Trafalgar Capital Specialized Investment Fund(2)	12,000	$1.013		$1.988	Oct. 30, 2008	Oct. 30, 2013
Bobby Meyers	20,000	$2.00	$		March1 2011	Feb 28 2013
National Financial	100,000	$1.00	$		Sept 21	Sept 20
Total Granted	174,000				2010	2013
Exercised during the fiscal year ended June 30, 2009	(2,500)
Cancelled during the fiscal year ended June 30, 2009	(44,000)
Cancelled during the fiscal year ended June 30, 2011	(7,500)
Total Outstanding	120,000

(1) On October 21, 2008 Robert Oppenheim exercised 12,500 options.
(2) We terminated all 44,000 stock options granted to Trafalgar in October 2008 in return for 6,800 restricted ordinary shares.

Langley’s remaining Debentures have a face value of £1,750,000 (approximately $3,432,500 at the exchange rate prevailing at the time of the financing) and they have an option to convert into a maximum aggregate of 280,000 ordinary shares.  There is no due date or required due date on our Debentures.  The Debentures rank junior to all our indebtedness and senior only to our ordinary or preference shares and they are included as a part of Shareholders’ Equity.

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

Other Compensation.

No senior management director received “other compensation” in excess of the lesser of US$25,000 or 10% of such officer's cash compensation, and senior management and Directors as a group did not receive other compensation which exceeded $25,000 times the number of persons in the group or 10% of the compensation.

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

4.	Managers in bonus pool: (a) Peter Hoffman (Chairman/CEO) (b) Kate Hoffman (COO) (c) Elaine New

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

Pension/Retirement Benefits

No funds were set aside or accrued by Seven Arts as of June 30, 2011 to provide pension, retirement or similar benefits for Directors or senior management.

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
Robert Kaiser will receive $1500 per month

6.C.3. Board of Director Committees

We have an Audit Committee, which recommends to the Board of Directors the engagement of our independent auditors and reviews with the independent auditors the scope and results of our audits, our internal accounting controls, and the professional services furnished by our independent auditors.  The current members of the Audit Committee are Mr. Robert Kaiser (Chair), Mr. Gibbs and Mr. Reardon.  The Audit Committee did not meet separately in the fiscal period ended June 30, 2011, but will meet separately with the Group’s Auditors to review the year-end financial statements and the audit process.

Our Compensation Committee (Mr. Gibbs, Mr. Hickox and Mr. Reardon) and Nominating Committee (Mr. Gibbs, Mr. Hickox and Mr. Reardon) are made up of three of our independent directors.

As of June 30, 2011, Management has determined that we are in compliance with The Combined Code of Corporate Governance of the United Kingdom, Sections A and B of which stipulate that the Remuneration Committee be comprised of at least two members and that they be non-executive and that the Nominating Committee be comprised of a majority of non-executive directors.

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

6.D. Employees

As of June 30, 2011, Seven Arts had 13 employees and independent contractors, providing full time services.  Our affiliates employ many part time employees for production of our motion pictures, but we do not engage temporary employees on any regular or material basis.  We are not signatory to any labor union collective bargaining agreements, but our affiliates in the United States are signatory to the current Writer’s Guild of America, Directors Guild of America and IATSE Low Budget Agreements and have in the past been signatory to the Screen Actors Guild Agreement. Our employees have ranged from a low of six to a high of fourteen over the last three fiscal years.

6.E. Share Ownership

As of August 31,  2011 Seven Arts had issued 6,476,344 ordinary shares of £0.25 and 13,184,000 deferred shares of £0.45 each and 2,268,120 deferred shares of £1.  There were approx. 500 shareholders as of that date. On August 31, 2011 SAE Inc. issued one of its shares for each share in SAP Plc. and took on the NASDAQ listing. As of November 30, 2011 SAE Inc. had 16,475,411 shares in issue.

Table No. 12A
Shareholdings of Directors and Senior Management

Name of Beneficial Owner (1)	Address of Beneficial Owner	Amount of Beneficial Ownership (1)	Percent of Class
Seven Arts Pictures Inc.(2)	8439 Sunset Boulevard, 4th Floor, West Hollywood, CA 90069	23,800	0.2%

All Officers and Directors as a Group		16,000	0.2%

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

(2)
Peter Hoffman controls approximately 70% of the voting stock of SAP Inc., and is a beneficial owner of the Group’s ordinary shares held by Seven Arts Pictures Inc.  This total does not include 140,000 ordinary shares pledged to ApolloMedia and over which ApolloMedia has dispositive control , 150,000 shares issued to New Moon Pictures LLC over which Armadillo has disposive control and 23,800 shares pledged to an insurance company over which the insurance company has disposive control.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders.

7.A.1.a. Holdings By Major Shareholders.

Table No. 12B lists, as of October 20, 2011, all shareholders who beneficially own 5% or more of Seven Arts' voting securities, consisting solely of ordinary shares, and the amount of Seven Arts' voting securities owned by the 5% shareholders as a group.

Table No. 12B
Shareholdings of 5% Shareholders

Name of Beneficial Owner (2)	Address of Beneficial Owner	Amount of Beneficial Ownership(2)	Percent of Class

SAP Plc (10)	136-144 New Kings Road, London SW6 4LZ	2,000,000	10.45
Magna et al(8)	8439 Sunset Boulevard West Hollywood, CA 90069	1,600,000	8.4%

RELATED PARTIES

New Moon Pictures LLC	900 Royal Street New Orleans, Louisiana, USA	150,000	0.8. %
ApolloMedia GmbH & Co. Filmproduktion KG(5)	Candidplatz 11, 81543 Munich, Germany	140,000	0.8%
Peter Hoffman(3)	8439 Sunset Boulevard, West Hollywood, CA 90069	23,800	0.1%
Seven Arts Pictures Inc.	8439 Sunset Blvd, West Hollywood, CA 90069	163,800	0.91%
Lincoln Center Capital (6)	8439 Sunset Boulevard, West Hollywood, CA 90069	100,000	0.5%
Options to directors	8439 Sunset Boulevard, West Hollywood, CA 90069	350,000	1.8%
Other Employees (7)	8439 Sunset Boulevard, West Hollywood , CA 90069	12,000	0.1%
Employee Benefit Trust (4)	136-144 New Kings Road, London SW6 4LZ	200,000	1.1
Total officers and directors as a group(9)	8439 Sunset Boulevard, West Hollywood, CA 90069	1,139,600	6.0%

Total Shareholding as at November 30, 2011 was 16,475,411 (1)
Total beneficial shareholding s at February 22, 2011 was 19,141,411 (2)

(1)	Total shareholding as at November 21, 2011 was 15,699,908.

(2)
Beneficial ownership is determined in accordance with the Rule 13d-3(a) of the Exchange Act and generally includes voting or investment power with respect to securities and includes shares underlying convertible debentures, warrants and options that have been issued, granted and have vested and not been exercised and shares underlying options that will vest within the next 60 days only in respect to any person listed in the table.  Except as subject to community property laws, where applicable, the person named above has sole voting and investment power with respect to all ordinary shares shown as beneficially owned by him/her. Total shares issued as at November 30, 2011 was 16,475,411 with the balance of beneficial ownership in options and potential loan conversions.

(3)
Peter Hoffman controls approximately 70% of the voting stock of SAP Inc., and is a beneficial owner of our ordinary shares held by Seven Arts Pictures Inc.  This total does not include 140,000 ordinary shares pledged to ApolloMedia and over which ApolloMedia has dispositive control nor 150,000 shares issued to New Moon Pictures LLC and pledged to Armadillo nor 23,800 shares issued to SAP Inc., and pledged to an insurance company.  We intend to use the proceeds from the offering to pay a settlement amount with ApolloMedia and Armadillo (Upon the occurrence of which these 290,000 shares will be returned to us).  Mr. Hoffman has voting and dispositive powers with respect to these shares.

(4)
Under the terms of the Trust Deed establishing the Seven Arts Employee Benefit Trust, EBT is to abstain from voting any of our shares that it holds unless we determine otherwise.  Ben Newman has voting and dispositive powers with respect to these shares.

(5)
Represents 140,000 ordinary shares pledged by SAP Inc. and over which ApolloMedia has dispositive control. We intend to use proceeds from a proposed offering to pay a settlement amount to ApolloMedia upon which time SAP Inc. and ApolloMedia have agreed that such ordinary shares would be returned to us.  Joerg Westerkamp has dispositive powers with respect to these shares and Mr. Hoffman has voting powers with respect to these shares.

(6)	Represents shares issued for services.

(7)	Represents ordinary shares underlying vested options.

(8)
Represents convertible debt acquired under s144 which is convertible into free-trading stock. As yet this debt has not been converted. Joshua Sason has voting and dispositive powers with respect to these shares.

(9)	This includes all pledged shares (140,000 pledged to Apollo, 150,000pledged to Armadillo, ) plus SAP Inc’s shares ,and other employees options.
(10) SAE Inc issued 2,000,000 shares to SAP Plc, as part of the asset transfer to cover any liabilities left in the PLC and not assumed by SAE Inc.

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

Purchaser	Date of Issuance	Number of Securities	Title of Securities	Consideration

Seven Arts Employee Benefit Trust	November 2, 2008	400,000	Ordinary Shares	(1)
	May 5, 2010	80,000	Ordinary Shares	(1)

Langley Park Investment Trust PLC	March 15, 2007	200,000	Ordinary Shares	(2)

Unique Fidelity Engineering Ltd.	June 28 2007	6,800	Ordinary Shares	$100,000
	August 15 2007	100,000	Ordinary Shares	$287,000

Michael Garstin	June 1, 2008	20,000	Options	(3)

Chris Bialek	January 3, 2007	2,000	Options now exercised	(3)

Philip Kendall	September 30, 2008	4,000	Options	(3)

Michael Arata	June 1, 2008	2,000	Options now exercised	(3)

Blue Rider nance/Robert Oppenheim	January 22, 2008	7,500	Options	(4)
	October 21, 2008	2,500	Ordinary Shares	(6)

Trafalgar Capital Special Investment Fund	October 15, 2008	70,000	Convertible Note	(5) (7)
	January 31, 2008	32,000	Options	(5) (7)
	October 30, 2008	12,000	Options	(5) (7)
	May 22, 2009	6,800	Ordinary Shares	(5) (7)
	June 22, 2010	68,000	Ordinary Shares	(5)
	January 11 , 2011	85,000	Ordinary Shares	(5)

Sendero Capital Inc, Agua Alta Inc,	August 30 2010 Revised	94,000	Convertible debt	$470,000
Scarborough Investment Inc.	December 17 2010

Asher Enterprises	May 26, 2010		Convertible Debt	$150,000 (8)
	June 15, 2010		Convertible Debt
	December 31, 2010	53,668	Ordinary Shares

DC Consulting LLC	October 8, 2010	5,000	Ordinary Shares	(4)

National Financial Communications Corporation	October 8, 2010	6,000	Ordinary Shares	(4)

Isaacs Capital LLC	December 17, 2010	70,000	Ordinary Shares	(4)
	January 27, 2011	120,000	Ordinary Shares

New Moon Pictures	February 22, 2011	150,000	Ordinary Shares	(9)

Palm Finance	March 24, 2011	150,000	Ordinary Shares	(10)

TCA Capital Fund	May 13, 2011	175,000	Ordinary Shares	(11)

Eden Corporate Finance	May 25, 2011	100,000	Ordinary Shares	(12)

Lincoln Capital	June 27, 2011	100,000	Ordinary Shares	(13)

J H Darbie	July 14, 2011	10,000	Ordinary Shares	(14)

Scarborough Conversions	July 29 2011	507,000	Ordinary Shares	(15)

Palm Finance Conversions	August 2011	3,141,433	Ordinary Shares	(16)

Redwood	September 12 2011	197,916	Ordinary shares

Safron	November 7, 2011	1,819,557	Ordinary Shares

Watley Group debt Conversion	August 4, 2011	60,000	Ordinary Shares	(17)
	October 25, 2011	160,000	Ordinary Shares

120db Conversions	August 10, 2011	250,000	Ordinary Shares	(18)
	September, 2011	250,000	Ordinary Shares
	October 24, 2011	250,000	Ordinary Shares

Goldstrand	September 2011	2,090,000	Ordinary Shares	(19)
Goldstrand	October 13, 2011	1,035,000	Ordinary shares
Watley Group	September 26, 2011	250,000	Ordinary shares

Fletcher	October 4, 2011	250,000	Ordinary Shares	(20)

Sendero/Agua convertible	October 21, 2011	1,786,374	Ordinary Shares	(21)
Goldstrand	November 10, 2011	150,000	Ordinary Shares	(22)

Directors	October 14, 2011	350,000	Options	(23)

SAP Plc.	January 27, 2011	2,000,000	Ordinary Shares	(24)

(1)  We issued 400,000 ordinary shares to Seven Arts Employee Benefit Trust (EBT) upon their conversion of 2,500,000 preference shares and an additional 80,000 upon the conversion of the remaining 500,000 preference shares. The EBT has subsequently sold /transferred to creditors of the Group all but 266,667 shares and paid the funds received over to the Group in reduction of the Group’s loan to the EBT. All sales/transfers of shares are carried out at fair market value.

(2)  We issued 200,000 shares to Langley Park Investment Trust PLC in exchange for the conversion of £1,250,000 of a convertible debenture. We believe that Langley have disposed of some of their shares and currently have a balance of 51,525 shares.

(3)  We issued these options to employees and consultants as part of a compensation and incentive program.

(4)  We issued these shares in connection with financing services provided by these persons.

(5)  On October 15, 2008 the Group borrowed £1,000,000 from Trafalgar Capital Special Investment Fund (“Trafalgar”). A portion of this loan the Group advanced to the EBT for it to use as the first installment for the acquisition of all the Preference Shares owned by Armadillo.  On September 2, 2009 the Group repaid Trafalgar $1,000,000 (about £698,934) as a partial payment against this loan, with the remaining balance subject to repayment in cash or convertible to the ordinary shares of the Group at the conversion terms as agreed between Trafalgar and the Group. On June 22, 2010 an amended agreement was entered into with Trafalgar for an extension of the due date of the convertible debentures to December 31, 2010, and the Group agreed to issue 68,000 ordinary shares to settle a portion of the debt. Trafalgar agreed to reduce the loan amount from the proceeds it received from selling the 68,000 ordinary shares The transaction was consummated subsequent to the date of the financial statements and all of the 68,000 shares have been sold in the market before December 31, 2011.. Subsequent to June 30, 2010, a further amended agreement was entered into with Trafalgar for an extension of the due date of the convertible debentures to March 31, 2011, and the Group agreed to issue 85,000 ordinary shares to settle a portion of the debt (see subsequent events note 22). Trafalgar agreed to reduce the loan amount from the proceeds it receives from selling the 85,000 ordinary shares. The balance outstanding on the loan after sale of these 85,000 shares is expected to be approximately $225,000. The per-share value is determined as the amount recovered by Trafalgar on sale thereof in the market and Trafalgar may “put” these shares to us at £1.00 per share on April 30, 2011 if not sold.  We intend to pay the balance of the sum due to Trafalgar by similar conversion of our shares.

(6)  We issued 2,500 of our ordinary shares to Robert Oppenheim pursuant to the exercise of options he had to purchase our ordinary shares for £0.15 per share.

(7)  On May 22, 2009, we issued 6,800 shares to Trafalgar Capital Special Investment Fund in return for the return of the 220,000 options we had granted them to purchase our ordinary shares.

(8)  This convertible debt is convertible at a discount to market value and the shares issued. All had been converted by December 31, 2010 into 89,668 ordinary shares.

(9)  250,000 shares were issued to New Moon Pictures who pledged them to Armadillo who in turn extended the period to repay the £1,000,000 owing by the EBT and released their lien on 66,667 shares held by the EBT.

(10) 150,000 shares were issued to Palm Finance as loan collateral.

(11) 175,000 shares were issued to TCA Capital Fund as surety against the loan of $125,000 and $50,000 in fees.

(12) 100,000 shares were issued to Eden Corporate Finance in part payment of the loan.

(13) 100,000 shares were issued to Lincoln Capital as a fee for marketing Pool Boys.

(14) 10,000 shares were issued to JH Darbie as a finder’s fee.

(15) $225,000 Scarborough convertible (including interest) was converted into 507,000 ordinary shares at its maturity date.

(16) $2.75 million of  Palm Finance film debt was sold to Magna/Redwood who then converted part of it to 5,158,907 shares . A balance of approximately 1.6 million shares is yet to be converted. (average conversion c$0.41)

(17) $152,000 debt due to Watley was converted to 220,000 shares at $0.70/share.

(18) Film debt due to 120db for the film Knife Edge was converted  to equity.

(19) $535,000 of debt due to The Northern Trust/Watley was converted to equity at $0.15/share.

(20) The Fletcher Group bought $250,000 restricted shares at $1/share to settle a contract entered into with the Group in January 2011.

(21) $245,000 convertibles plus accrued interest were converted into 1,786,374 shares at $0.15/share on the maturity date of the convertibles.

(22) $150,000 of restricted stock was sold to Goldstrand at $1/share.

(23) 350,000 share options were issued to all Board  members (50,000 options each) at the market price on October 14, 2011.

(24) $2,000,000 shares were pledged by SAE Inc to SAP Plc to cover any liabilities not taken on by SAE Inc when the business transferred from Plc. to Inc. (Original date Jan 27, 2011)

7.A.1.c. Different Voting Rights.

Seven Arts’ major shareholders do not have different voting rights.

7.A.2. Share Ownership.

As of August 31, 2011 Seven Arts had issued 6,611,564 ordinary shares of £0.25 and 13,184,000 deferred shares of £0.45 each and 2,268,120 deferred shares of £1.  There were approx. 500 shareholders as of that date. On August 31 2011 SAE Inc.issued one of its shares for each share in SAP Plc. and took on the NASDAQ listing.   As of November 30, 2011, SAE Inc. had 16,475,411 shares of common stock and 125,125 shares of preferred stock outstanding.
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

7.B. Related Party Transactions

We have entered into several agreements and arrangements with Seven Arts Pictures Inc. ("SAP Inc."), an entity that owns approximately 163,800 shares of our common stock including 140,000 shares of common stock pledged to Apollo Media GmbH & Co Filmproduktion KG as set forth in Principal Shareholders and the balance is pledged to other lenders, whose majority beneficial shareholder of SAP Inc. is our Chief Executive Officer, Peter Hoffman.  These transactions include:

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

●
Because we do not have a working capital line of credit for movie production, (although we do have a line of credit available to our affiliate, SAPLA, to finish the restoration of the post-production facility at 807, Esplanade, New Orleans), SAP Inc. directly or through various Louisiana limited liability companies of which it is managing member, have from time-to-time made non-interest bearing advances to us or our subsidiaries, when we have been unable to collect our receivables on a timely basis or have received advances back from us.  All advances have been for customary working capital purposes and the net total is $ 2,725,974 as of June 30 2011 and $3,021,184 as of June 30, 2010 owed to the Group.  SAP Inc. has pledged an interest in its shares of the Group’s stock to secure certain SAP Inc. indebtedness.

●
Together with SAP Inc., we entered into a settlement agreement, dated September 30, 2006, with ApolloMedia GmbH & Co. Filmproduktion KG (“ApolloMedia”) related to a dispute regarding amounts ultimately payable to ApolloMedia from distribution of the motion picture Stander and one of our subsidiaries’ assumption of indebtedness of approximately $2,000,000 related to Stander upon acquisition of control of our Group by SAP Inc..  The Settlement Agreement fully releases us and our subsidiaries from any liability to ApolloMedia in exchange for a payment of $1,800,000 to be made by SAP Inc. (of which $175,000 has been paid).  In connection with the SAP Inc.’s payment obligation of the settlement amount to ApolloMedia, we issued 140,000 ordinary shares to SAP Inc. which SAP Inc. immediately pledged to ApolloMedia to secure SAP Inc.’s obligations under the settlement agreement. SAP Inc. has agreed that it will (1) return to us all ordinary shares in excess of 400,000 not necessary to satisfy SAP Inc.’s obligations to ApolloMedia and (2) deliver to us from SAP Inc.’s ordinary shares, any ordinary shares in excess of 80,000 in fact sold by SAP Inc. to satisfy the indebtedness to ApolloMedia under the settlement agreement.  The shares pledged to ApolloMedia will be sold by it as necessary for ApolloMedia to derive net proceeds of $1,625,000, and any pledged shares remaining after such sale will be returned to us.

We have entered into several agreements and arrangements with Seven Arts Pictures Louisiana LLC (“SAPLA”), an entity that is 60% beneficially owned by SAP Inc..  These transactions include:

●
A guarantee that we provided to SAPLA to cover its indebtedness under a Credit Agreement that SAPLA entered into with Advantage Capital Community Development Fund, L.L.C. (“Ad Cap”), dated October 11, 2007, for the acquisition and improvement of a production and post production facility located at 807 Esplanade Avenue in New Orleans, Louisiana.  The aggregate borrowing amount under this facility was $3,700,000, all of which was drawn down as of April 30, 2010.  In November 2010 Palm Finance Inc (“Palm”) acquired this mortgage secured on the facility for $1,000,000 and agreed to extend a construction facility of $1,850,000 to complete the facility.  We have guaranteed the indebtedness to Palm and have not included it in our total indebtedness.  We expect this facility will be completed for a cost not to exceed $1,850,000 on or before December  31, 2011.   We do not anticipate the use of any material amount of our working capital to complete and operate this facility, and we expect to realize substantial film production, film infrastructure, historic rehabilitation and other state and federal tax credits and other tax incentives from the acquisition, renovation, and operation of this property as a post production facility.  In particular SAPLA has submitted audited expense reports which would generate approximately $4,000,000 in Louisiana Film Infrastructure tax credits $3,000,000 in Louisiana State Rehabilitation tax credits and $3,000,000 in Federal Historic Preservation tax credits.

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

By reason of the transactions set forth above, we have paid and received the following sums for the following transactions with companies controlled by or related to Mr. Hoffman for each of the last two fiscal years.

TABLE OF RELATED PARTY BALANCES AS AT PERIOD END

Related Party Balances	Fiscal Year Ended 6/30/10	Fiscal Year Ended 6/30/11
Opening Balance	$2,048,134	$3,021,183
Movement in the period	973,050	(295,209)
Closing Balance	$3,021,184	$2,725,974

MOVEMENT IN RELATED PARTY BALANCES YEAR ON YEAR

Transaction (1)	Fiscal Year Ended 6/30/10	Fiscal Year Ended 6/30/11
Payment of General and Administrative Costs (2)	$(1,986,438)	$(2,356,214)
Payment of Film Costs	(124,448)	(37,935)
Payment for Shares Pledged	185,438	1,046,610
Loans to Us	828,258	552,330
Equicap	1,358,155	-
Grant of Distribution Rights to SAPLA	712,086	500,000
Total Movement	$973,050	$(295,209)

(1) Positive numbers (without brackets) represent payments by us to Mr. Hoffman or his affiliates, including his salary, and negative numbers (in brackets) represent payments by Mr. Hoffman or his affiliates to us.

(2) General and administrative costs include salaries of employees providing services for our benefit, office costs, insurance premiums and rent,  paid by Seven Arts Pictures, Inc.

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

The Seven Arts Employee Benefit Trust (“EBT”+ currently owns approximately 200,000 of our outstanding ordinary shares (see “Management ― Compensation – Seven Arts Employee Benefit Trust” for"a description of EBT).  We advanced a loan at a nominal rate of interest of totaling approximately £2,300,000 to"EBT consisting of approximately £1,500,000 cash and 1,600,000 ordinary shares of Armadillo Investments plc (“Armadillo”).  On October 30, 2008, the Seven Arts Employee Benefit Trust acquired 3,000,000 of our convertible preference shares from Armadillo for £1,500,000, payable in three equal installments of £500,000 each on execution, and six months and twelve months thereafter, and for a return to Armadillo of 1,600,000 ordinary shares of Armadillo.  We have guaranteed the remaining two payments aggregating approximately £1,000,000 at current exchange rates due to Armadillo, but have not yet advanced these sums to EBT which is therefore in default on both payments. In February 2011 the Group issued 150,000 shares to New Moon LLC who pledged these shares to Armadillo who in turn extended the repayment period of the £1,000,000 to June 30, 2011. We will advance this amount to EBT from the proceeds of this offering and EBT will in turn pay this amount to Armadillo, thereby fully settling the mounts due.  The additional advance to EBT will increase our total advance to approximately £2,300,000 (“Trust Loan”).  On November 20, 2008, EBT converted 2,500,000 of these preference shares into 400,000 of our ordinary shares. In May 2010 the EBT converted the balance of 500,000 preference shares into 80,000 of our ordinary shares.

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

We entered into a loan and security agreement dated January 15, 2009 in the amount of $750,000 as a borrower together with SAP Inc. and certain limited liability companies controlled by SAP Inc. in connection with the production of our motion picture Night of the Demons (“NOTD”).  The loan was made to finance NOTD and is secured by the distribution rights to NOTD.  The loan bears an annual rate of interest of ten percent (10%) per annum.  The loan became due on or about March 31, 2010 and is being repaid from distribution revenues of NOTD.

We engage as an employee and director, Kate Hoffman, who is the daughter of Peter Hoffman, our Chief Executive Officer.

ITEM 8. FINANCIAL INFORMATION

The consolidated financial statements for the fiscal years ended June 30, 2011 and 2010, as required under Item No. 17 are attached hereto and found immediately following the text of this  annual report.  The audit report of The Hall Group CPAs for the fiscal years ended June 30, 2011 and 2010, is included therein immediately preceding the financial statements.

8.A.7. Legal/Arbitration Proceedings

●	Fireworks Litigation

The Group prevailed in a motion for summary adjudication on February 10, 2011 in an action against  CanWest Entertainment and two of its affiliates(“CanWest”) confirming the Group’s ownership of  five motion pictures “Rules of Engagement ”, “An American Rhapsody,” “Who Is Cletis Tout,” “Onegin,” and “The Believer”, (the “Copywrights”). The Group has filed an action in England against Content Media Corporation (“Content”) and Paramount Picture Corp.(“Paramount”) to recover the Copyrights and substantial damages for the use of the copywrighted works after their purported acquisition from CanWest. The Group may incur up to $200,000 in legal expenses to pursue this claim but expects to recover those fees from Content.

●	Jones Film

The Group, its subsidiary Seven Arts Filmed Entertainment Limited, and a related party, Seven Arts Pictures Inc. (“SAP INC”), were the subject of an arbitration award of approximately $900,000 against them for legal fees and interest thereon relating to an ongoing dispute regarding a participation in the motion picture entitled 9 ½ Weeks II, even though the arbitration found no additional sums due to the complaining party, and potential loss of further distribution rights in this motion picture.  The Federal District Court enforced this arbitration award, and the Group is seeking relief from that decision.  The Group has accrued for the liability in the amount of $800,000 including approximately $100,000 of accrued interest at June 30, 2011. The remaining interest, costs and fees has been guaranteed by SAP Inc., a related party.

•	Parallel Action

On June 28, 2011, Seven Arts Pictures Plc. (“PLC”) filed an action in the High Court of England against Parallel Media LLC (“Parallel”) to collect sums due to PLC with respect to acquisition of distribution rights in Russia to four motion pictures and to confirm Parallel’s obligations under both a signed and unsigned investment agreement with respect to the motion picture project Winter Queen. On the same day Parallel filed a petition to wind up and liquidate PLC in the Companies Courts of England based on its claim of repayment of $1,000,000 of investment made by Parallel in Winter Queen.   PLC is no longer part of the Company.   On September 19, 2011, Parallel filed a new action against PLC and SAE in the Superior Court of California, asserting the same claims as in the winding up petition and seeking to enjoin the proposed administration proceedings in England. A request for a preliminary injunction was denied by the Superior Court.

•	HMRC Investigation

On July 19, 2011 Officers of Her Majesty’s Revenue & Customs (“HMRC”) attended the offices of Seven Arts Pictures Plc. (the “Company”) in London.  Documents were retained appertaining to arrangements involving the subscription for shares in a number of companies which had lost value, resulting in subscribers making claims to tax relief.

The Company’s participation in these transactions was limited to the Company’s predecessor’s transfer of rights to certain motion pictures to the investors in return for their investments in the production and release costs of those pictures and making available   the provision of loans to fund a portion of those investments.  The Company received no tax benefits from the transactions, which were made on arms-length terms. The Company believes that it is not a subject of the HMRC investigation.

In connection with the transactions, the Company did not make any representations or warranties to any party, including the investors, regarding any potential tax benefits related to the transactions. Prior to the closing of the transactions  the  investors obtained and made  available to the Company, an opinion of prominent Queen’s counsel, specializing in United Kingdom tax laws, that the transactions were permitted and acceptable under the terms of the applicable United Kingdom revenue laws. The Company remains confident that the transactions were permitted and acceptable under the terms of the applicable United Kingdom revenue laws.

 HMRC has requested interviews with three officers of the Company to discuss whether those officers were involved in the arrangements for subscription of shares in the relevant companies.  The Company is fully cooperating with the investigation.  The Company believes there is no basis for any claim of responsibility of any of its officers or employees.  Based on facts currently known by the Company, there is no need for it to record a contingent liability in its financial statements in connection with the investigation or the related transactions.

●	Arrowhead Target Fund

Seven Arts Future Flow I (“SFF”), a limited liability Group owned by SAP Inc., one of the Group’s controlling shareholders and a Group controlled by Mr. Hoffman, obtained financing from the Arrowhead Target Fund, Ltd. (“Arrowhead”) of approximately $8,300,000 (the “Arrowhead Loan”).  The Group secured the Arrowhead Loan with liens on 12 motion pictures that generated revenues of $820,026 in the fiscal year ended June 30, 2009, $2,739,800 in the fiscal year ended March 31, 2008.   The Group’s only liability is to repay the Arrowhead Loan from the proceeds of the film assets pledged against the Arrowhead Loan. The Group is not required to repay the Arrowhead Loan from any of its other assets or revenues. SAE’s subsidiary, SAFE Ltd., was the collateral agent of the film assets.

The Arrowhead Loan became due in February 2009 and SFF has not paid the outstanding principle and interest due. Arrowhead has the right to foreclose on the pledged film assets, but has not done so at the present time.  SFF has received a default notice to this effect and as a result Arrowhead is now collecting directly all sums receivable by the Group with respect to these motion pictures, and has appointed a new servicing agent for these motion pictures with the result that the Group no longer controls the licensing of these motion pictures. Failure to repay or refinance the Arrowhead Loan could result in a material disposition of assets through the loss of the Group’s rights to the twelve motion pictures and related loss of revenues in amounts that are difficult to predict.

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

Arrowhead filed an action on September 22, 2010 which seeks recovery from the Group of the monies which the Group has retained under its interpretation of the relevant agreements with Arrowhead. In addition, Arrowhead makes substantial additional claims against the Group, Mr. Hoffman and Seven Arts Pictures Inc. regarding claimed breaches of the terms of the operative agreements, including failure to properly account, failure to turn over materials, failure to remit monies collected, and similar matters. The claims against the Group for these breaches of warranties for damages are $8,300,000 although Arrowhead states no basis for this amount.

The Group had moved to dismiss the action against all defendants other than Seven Arts Future Flows I LLC, which is not part of the Group.  On August 9, 2011, the New York Supreme Court granted the Group’s motion and dismissed all defendants except Seven Arts Filmed Entertainment Limited in its capacity as a collateral agent, which is not a material element of Arrowhead claim.  The Group continues to believe that Arrowhead’s claims against the Group are without substantial merit

●	Arrowhead Capital Partners – AGC Loan

The Group and several affiliates were named as defendants in an action by Arrowhead Capital Partners Ltd filed in the Supreme Court of New York County of New York State purportedly served on May 24, 2010, seeking to collect $1,000,000 plus interest (the “ACG Loan”) due to Arrowhead Consulting group LLC (“ACG”) as well as foreclosure on the collateral granted as part of the Cheyne Loan described above in NOTE 10 under “Film and Production Loans”. The ACG Loan is fully subordinated to repayment of the Cheyne Loan, which has not been repaid, and a subsidiary of the Group has been assigned all Cheyne’s rights under the subordination provision of the Cheyne Loan. As a result Management does not believe that ACG has the right to maintain this action to collect any monies or to foreclose on any collateral pursuant to the Cheyne Loan. The Group intends to vigorously defend against this action and has filed a motion for summary judgement to dismiss this action

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

A settlement agreement for $250,000 has been reached with the liquidators of Gone to Hell (“GTH”) the production company for Nine Miles Down. The main beneficiaries of the GTH liquidation are Stonewood; owned by the director of GTH and SAP INC for an action it took against the liquidator for interfering in the free distribution of the film. The debt to the liquidation is fully insured,  but only to the amount that is not payable back to SAP INC and Stonewood as they are the insured parties. The Group has guaranteed the legal costs of this action to make sure it releases the distribution rights to the movie. The Group has accounted for the legal expenses incurred related to this litigation by capitalizing them into film assets in the value of $200,000 as of June 30, 2011, due to the fact that these are direct expenditures that are direct costs to this particular film.

●	Zeus VAT

The Group believes that the accrual of the VAT input refund or output VAT tax with respect to the Zeus transaction is highly uncertain.  Her Majesty’s Customs and Revenue (“HMRC”) raised issues regarding the Zeus transaction as early as May, 2008, and has made no determination regarding any of the inputs or outputs of VAT with respect to the Zeus transaction through today.  The situation is still unresolved in that HMRC has not made a VAT refund to the 17 companies formed by investors in the Zeus transaction (“SAFCO’s”) of the output VAT tax charged by Seven Arts on the supplies made for the SAFCO’s and declared on the Group’s VAT return filed in 2008 and in that HMRC has taken no steps to enforce the collection of the output VAT tax as declared by the Group, as an internal “hold” has been placed on collection by HMRC.  Until and unless this interest is lifted, HMRC will take no action to enforce the collection of the VAT output tax declared by the Group. The amount of VAT at issue is approximately £23,000,000 ($35,000,000) which would be both the amount owed by the Group to HMRC and the amount due to the Group from the SAFCO’s as their refund from HMRC. The collection department of HMRC has stopped the collection of the VAT due from the Group, and to date no notices of interest  have been received. The Group does not expect any penalties or fees will result from the VAT related to the Zeus transaction, accordingly no accrual of interest or penalties have been accrued as of June 30, 2011.

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

●	Director’s Service Contracts

SAP INC. has an employment agreement with Peter Hoffman pursuant to which he will act as the Group’s CEO until December 31, 2013. Upon acquisition of control of Group, it entered into a contract with SAP INC. to secure Mr. Hoffman's services solely to the Group as CEO.  In connection with that employment agreement,  Mr. Hoffman has been granted

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

The Group has an employment agreement with Elaine New pursuant to which she will act as an executive director and CFO ad infinitum at a salary of $225,000 (£150,000) per year plus bonuses and expenses. Ms. New’s contract contains a “non-compete’ clause pursuant to which she will be excluded from competing against the Group for 6 months following the date of her termination.

All of the employment agreements grant us a right to injunctive relief if the respective employee breaches the agreement.  With the exception of Ms. Hoffman’s and Ms. New’s agreements, the employment agreements do not contain “non-compete” clauses.

•	Acquisition of Big Jake Music

On September 29, 2011, the Company entered into a definitive agreement to acquire of all of the capital stock of Big Jake Music ("BJM"), a newly formed record and multi-media entertainment company, for $5,000,000 of convertible preferred stock, convertible into common stock at a premium to the market price at closing, and which is subject to restricted holding periods.  BJM will also release soundtracks of Seven Arts films, including Night of the Demons (a film released in October 2010) and The Pool Boys (a film released in October 2011).

•	Creditors Liquidation of SAP Plc.

The Company was placed into compulsory liquidation on November 8, 2011 by the English Companies Court.  The Company’s CEO, Mr. Peter Hoffman, as a director of PLC had sought an administration order but this request was denied by the Courts as a result of inter alia the opposition of Parallel Pictures LLC (‘Parallel’). The creditors are likely to be invited to appoint a licensed insolvency practitioner as liquidator.  The role of a liquidator is to realize a company’s assets for the benefit of the creditors and shareholders.  Mr. Hoffman expects that the liquidator and PLC will pursue its substantial claims against Parallel and its defenses to Parallel’s claims. Parallel has claimed in the proceedings in England and the United States that the Asset Transfer Agreement between the Company and PLC was ‘fraudulent’ and may seek additional compensation or guarantees from Company. Management believes that the Asset Transfer Agreement is a valid agreement for value and not subject to attack and that Parallel will not prevail in its claims.  Management believes it has the support of its creditors to resist these claims by Parallel which are disputed by the Company and as a result Parallel will not obtain any relief from the courts on this issue.

•	807 Esplanade Guarantee

Seven Arts Pictures Louisiana LLC, a related party of the Company, entered into a Credit Agreement with Advantage Capital Community Development Fund LLC dated October 11, 2007, for the acquisition and improvement of a production and post production facility located at 807 Esplanade Avenue in New Orleans, Louisiana for aggregate principal advances of up to $3,700,000.  This agreement was guaranteed by the Company’s predecessor. Approximately $3,700,000 has been drawn under the terms of this Credit Agreement, as of June 30, 2011.  The Company has also guaranteed this amount.

There is a guarantee of a $1,000,000 note due to Armadillo by the Employee Benefit Trust resulting from the purchase back of the Seven Arts preferred shares from Armadillo.

●	Investigation into Claim for Tax Credits (SAPLA)

The US Attorney in New Orleans is investigating claims for Louisiana film infrastructure tax credits including such tax credits to be claimed by an affiliate of the Company, Seven Arts Pictures Louisiana LLC. This investigation appears to include investigation as to whether certain expenses claimed by this affiliate were improper or fraudulent. All such claimed expenses were audited by independent auditors in Louisiana and reviewed by counsel. None of these expenses or credits have been included in the Company’s financial statements for any period. Management believes that this investigation will have no material adverse effect on the Company’s operations or the total tax credits to be received by the Company’s affiliates, but could result in charges against current or former employees of this affiliate based on prior audits, including Mr. Hoffman.

●	Asset Transfer Agreement

As of June 10, 2010 the Group proposed to enter an Asset Transfer Agreement, as amended on December 15, 2010, to transfer all of the assets of Seven Arts Pictures Plc. (“PLC”) (including ownership of SAFE, Ltd.) to Seven Arts Entertainment Inc. (“SAE”), in exchange for assumption by SAE of certain indebtedness and for one share of common stock of SAE for each ordinary share of PLC  which is expected to be distributed subject to a future Registration Statement to be filed by the Group.  This transfer was agreed to by the shareholders at the Extraordinary General Meeting on June 11, 2010.  The purpose of this transfer was to eliminate the Company’s  status as a foreign private issuer and to assume compliance with all obligations of a domestic issuer under all applicable state and Federal securities laws. (See NOTE 20 - Subsequent Events).

Effective at the opening of trading on September 1, 2011, Seven Arts Entertainment Inc. ("Seven Arts" or “SAE”) was substituted for the NASDAQ listing of Seven Arts Pictures PLC ( the "Company").  On that date, each of the Company’s ordinary shares was exchanged for one share of common stock of SAE, which commenced trading on NASDAQ as the successor to the Company’s NASDAQ listing.  SAE’s new CUSIP number is 81783N102 and its trading symbol will remain SAPX.

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

9.A.4 Price Information

Table No. 13 A
NASDAQ Capital Market
Ordinary Shares Trading Activity
(Numbers quoted post reverse-split May 2011)

Period	High (dollars)	Low (dollars)	Price at Period End (dollars)

Month Ended
November 30, 2011	$0.43	$0.38	$0.38
October 31, 2011	$0.67	$0.46	$0.50
September 30, 2011	$0.40	$0.25	$0.35
August 31, 2011	$0.89	$0.65	$0.68
July 31, 2011	$2.59	$2.00	$2.08
June 30, 2011	$1.44	$1.13	$1.19
May 31, 2011	$2.82	$2.82	$2.82
April 30, 2011	$2.24	$2.11	$2.11
March 31, 2011	$2.13	$1.65	$1.95
February 28, 2011	$4.00	$3.82	$4.00
January 31, 2011	$3.75	$3.51	$3.75
December 31, 2010	$5.35	$4.36	$5.05
November 30, 2010	$3.59	$3.00	$3.46
October 31, 2010	$4.20	$3.91	$4.20
September 30, 2010	$4.60	$4.45	$4.60
August 31, 2010	$5.30	$5.24	$5.30
July 31, 2010	$6.75	$6.30	$6.75
June 30, 2010	$8.25	$6.45	$7.95
May 31, 2010	$9.10	$7.75	$8.75
April 30, 2010	$11.35	$10.10	$10.25
March 31, 2010	$15.00	$13.45	$14.65
February 28, 2010	$11.25	$10.10	$11.25
January 31, 2010	$15.00	$13.50	$13.50
December 31, 2009	$13.66	$10.40	$12.70
November 30, 2009	$16.75	$15.03	$15.15
October 31, 2009	$24.15	$20.50	$24.000
September 30, 2009	$25.55	$24.75	$25.55
August 31, 2009	$20.25	$18.75	$18.75
July 31, 2009	$14.95	$13.05	$13.05
June 30, 2009	$19.75	$18.00	$19.75
May 31, 2009	$30.00	$25.00	$30.00
April 30, 2009	$33.00	$33.00	$33.00
March 31, 2009	$34.50	$34.50	$34.50
February 28, 2009 (1)	$28.00	$27.50	$27.50
Fiscal Quarter Ended
September 30, 2011	$0.40	$0.25	$0.35
June 30, 2011	$1.44	$1.13	$1.19
March 31, 2011	$2.13	$1.65	$1.95
December 31, 2010	$5.35	$4.36	$5.05
September 30, 2010	$4.60	$4.45	$4.60
June 30, 2010	$8.25	$6.45	$7.95
March 31, 2010	$15.00	$13.45	$14.65
December 31, 2009	$13.66	$10.40	$12.70
September 30, 2009	$25.55	$24.75	$25.55
June 30, 2009	$19.75	$18.00	$19.75
March 31, 2009 (1)	$34.50	$34.50	$34.50
Fiscal Year Ended
June 30, 2011	$1.44	$1.13	$1.19
June 30, 2010	$8.25	$6.45	$7.95
June 30, 2009	$19.75	$18.00	$19.75

(1) Seven Arts began trading on the NASDAQ Capital Market on February 13, 2009.

Table No. 13 B
Alternative Investment Market
Ordinary Shares Trading Activity
-Sales-
(Numbers quoted post reverse-split May 2011)

Period	High (pence)	Low (pence)	Price at Period End (pence)
Month Ended 3/31/07 (1)	1.48	1.43	1.48
Month Ended 2/28/07	1.48	1.43	1.48
Month Ended 1/31/07	1.75	1.43	1.43
Month Ended 12/31/06	1.58	1.53	1.53
Month Ended 11/30/06	2.28	1.55	1.55
Month Ended 10/31/06	2.48	1.28	2.28
Month Ended 9/30/06	2.08	.50	1.68

Fiscal Year Ended 3/31/2007 (1)	1,238	250	738
Fiscal Year Ended 3/31/2006	500	312.5	312.5
Fiscal Year Ended 3/31/2005	875	475	475
Fiscal Year Ended 3/31/2004	1,687.50	437.50	875
Fiscal Year Ended 3/31/2003	Not Applicable	Not Applicable	Not Applicable

(1) The information for the 2007 fiscal year only includes data from April 1, 2006 to February 19, 2007 as our ordinary shares ceased trading on the AIM Market on February 19, 2007.

Table No. 13 C
PLUS Market
Ordinary Shares Trading Activity
-Sales-
(Numbers quoted post reverse-split May 2011)
Period	High (pence) (1)	Low (pence) (1)	Price at Period End (pence) (1)
Month ended 3/31/09 (to 3/24/09) (1)	725	475	725
Month ended 2/28/09	525	525	525
Month ended 1/31/09	538	525	525
Month ended 12/31/08	588	538	538
Month ended 11/30/08	663	588	588
Month ended 10/31/08	713	613	663
Month ended 9/30/08	713	487.5	646.5
Month ended 8/31/08	488	288	336

Fiscal Quarter Ended
December 31, 2008	713	538	538
September 30, 2008	713	287.5	712.5
Ended June 30, 2008	538	513	513
Ended March 31, 2008	488	463	463
Ended December 31, 2007	638	513	513
Ended September 30, 2007	613	563	613
Ended June 30, 2007	638	738	738

Fiscal Period Ended
June 30, 2008	637.5	287.5	336.25

(1) The approximate UK pound/US dollar exchange rate as of December 31, 2008 was 1:1.5.
(2) The Group’s shares ceased trading on the PLUS Market on March 24, 2009.

Table No. 13 D
OTC BB Market
Ordinary Shares Trading Activity
-Sales-
(Numbers quoted post reverse-split May 2011)

Period	High	Low	Price at Period End
Month Ended 02/11/09 (see Table 13 A)	$33.75	$26.25	$31.25
Month Ended 01/31/09	$62.50	$20.00	$32.50
Month Ended 12/31/08	$46.75	$36.25	$40.00
Month Ended 11/30/08	$48.00	$27.50	$48.00
Month Ended 10/31/08	$46.25	$29.00	$44.90
Month Ended 9/30/08	$28.75	$11.25	$28.75
Month Ended 8/31/08	$12.50	$2.75	$12.50
Month Ended 7/31/08	$10.00	$3.75	$3.75
Month Ended 6/30/08	$12.50	$9.00	$11.50
Month Ended 5/31/09	$11.50	$9.00	$9.00
Month Ended 4/30/08	$12.50	$9.00	$9.00
Month Ended 3/31/08	$10.50	$10.00	$10.50

Fiscal Quarter Ended 9/30/08	$28.75	$2.75	$28.75
Fiscal Quarter Ended 6/30/08	$12.50	$9.00	$11.50
Fiscal Quarter Ended 3/30/08	$10.50	$10.00	$10.50

(1) Seven Arts ceased trading on the Over-the-Counter Bulletin Board on February 11, 2009.
(2) The information for the 2008 fiscal year only includes data from March 2008 through to June 2008 as our ordinary shares only began trading on the Over-the-Counter Bulletin Board in March 2008.

9.A.5. Ordinary and Preferred Share Description

Registrar/Ordinary Shares Outstanding/Shareholders

The authorized share structure consists of 20,527,360 ordinary shares par value of £0.25 each, 20,527,360 ordinary shares of £1.00 each, 13,184,000 deferred shares of £0.45 each and 6,000,000 convertible redeemable preference shares of £1.00 each.  All the shares of ordinary stock of the Group are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets.

As of the date of this Form 20-F, 16,475,411 shares of common stock of SAE, Inc. (the successor entity) are issued and outstanding and 125,125 preferred shares are issued and outstanding.

Interwest Transfer Group, 1981 Murray Holladay Road, Suite 100, Salt Lake City, UT  84117 is the registrar and transfer agent for the common shares.

Stock Options and Warrants

Refer to Item No.6.E and Table No. 11 for additional information.

9.A.6. Rights of Securities.

No other class of securities materially qualifies the rights of holders of ordinary shares.

9.A.7. Securities Other Than Common or Ordinary Shares.

Langley Park Investment Trust PLC (“Langley”) has converted as of December 31, 2008, 1,250,000 of its convertible redeemable debentures (“Debentures”) into 200,000 ordinary shares, which are included in the ordinary shares outstanding as of December 31, 2008.  Langley’s remaining Debentures have a face value of £1,750,000 (approximately $3,432,500 at the exchange rate prevailing at the time of the financing) and are convertible into an aggregate of 280,000 ordinary shares.  There is no due date or required due date on our Debentures.  The Debentures rank junior to all our indebtedness and senior only to our ordinary or preference shares.

Our convertible redeemable preference shares and their terms of issuance are discussed above in Management’s Discussion and Analysis of Financial Condition and Results of Operation.  All the convertible redeemed preference shares formerly owned by Armadillo Investment plc, were sold to the Seven Arts Employee Benefit Trust on October 30, 2008 as indicated in Certain Related Transactions.  On November 20, 2008, EBT converted 2,500,000 of these preference shares into 400,000 ordinary shares and on May 25, 2010 the EBT converted the remaining 500,000 preference shares into 80,000 ordinary shares. . There were no preferred shares outstanding at June 30, 2011.

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

The rights, preferences and restrictions attaching to each class of the Group’s shares are as follows:

The authorized share structure consists of 20,527,360 ordinary shares par value of £0.25 each, 13,184,000 deferred shares of £0.45 each, 20,527,360 deferred shares of £1.00 each and 6,000,000 convertible redeemable preference shares of £1.00 each.  All the shares of ordinary stock of the Group are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets.  Holders of ordinary stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders.  Holders of ordinary stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

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

10.C. Material Contracts

The only material contracts are the Employment Agreements for the services of Peter Hoffman described in Item 6 No. 2C above, the agreements embodying the redeemable convertible preference shares and debentures referred to in Item 4 No. A above, and the contracts attached as Exhibits hereto and in previous Form 20-FR/A filings by the Group.

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

The Group’s management, under the supervision and with the participation of the Group's Chief Executive Officer and Chief Financial (and principal accounting) Officer, carried out an evaluation of the effectiveness of the design and operation of the Group's disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Exchange Act) as of June 30, 2011.  Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Group’s disclosure controls and procedures were ineffective as of the end of the period covered by this report in that the Group had one material weakness in its internal control over financial reporting, described below under “Management’s Report on Internal Control over Financial Reporting.”

Management's Report on Internal Control over Financial Reporting

A Group’s internal control over financial reporting is a process designed by, or under the supervision of, a public Group’s principal executive and principal financial officers, or persons performing similar functions, and effected by the board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Generally Accepted Accounting Principles of the United States of America (‘US GAAP”) including those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Group, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with US GAAP, and that receipts and expenditures are being made only in accordance with authorizations of management and directors of the Group, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Group’s assets that could have a material effect on the financial statements.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has assessed the effectiveness of our internal control over financial reporting as of June 30, 2011.  In making this assessment, our management used the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

During this evaluation, the Group identified a material weakness in its internal control over financial reporting.  A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.  The identified material weakness consists of, as of the end of the period covered by this report, limited resources and limited number of employees, and the need for additional personnel to prepare financial information in a timely manner under US GAAP standards for timely compliance with the Group’s reporting obligations under the Exchange Act.

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

In light of this material weakness, we performed additional analyses and procedures in order to conclude that our consolidated financial statements for the fiscal year ended June 30, 2011 included in this Annual Report on Form 20-F were fairly stated in accordance with US GAAP. Accordingly, management believes that despite our material weaknesses, our consolidated financial statements for the fiscal year ended June 30, 2011 are fairly stated, in all material respects, in accordance with US GAAP.

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

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rule 13a-15 or 15d-15 under the Exchange Act that occurred during the period ended June 30, 2011 that have materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Group’s Board of Directors has determined that the Group has one financial expert serving on its Audit Committee, Robert Kaiser.  Mr. Kaiser is independent under NASDAQ listing standards.  Mr. Kaiser’s professional qualifications are set forth in response to Item 6.

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

ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES

The Group engaged The Hall Group, CPAs, an independent registered public accounting firm on August 8, 2011 to replace RBSM LLP, an US-based independent registered accounting firm.  The following table shows the aggregated fees billed by our principal accountant, The Hall Group CPAs for the audit and other services provided during and for the fiscal years ended June 30, 2011 and 2010,  and the aggregated fees billed by RBSM LLP during the fiscal years ended June 30, 2011 and 2010.    In addition to auditing the fiscal year ended June 30, 2011, The Hall Group CPAs were also engaged to audit our fiscal year ended June 30, 2010 in accordance with US GAAP.   Previous filings presented the year ended June 30, 2010 in accordance with International Financial Reporting Standards (“IFRS”).

	June 30,
	2011	2010
Audit Fees (a)	$149,978	$228,558
Audit Related Fees (b)	-	-
Tax Fees (c)	45,880	-
All Other Fees (d)	222,317	228,558
Total	$418,175	$228,558

(a)
Audit fees consist of fees billed for professional services rendered during the fiscal year ended June 30, 2011 as well as the review of the Group’s December 31, 2010’s interim unaudited consolidated financial statements and services that are normally provided in connection with statutory and regulatory filings or engagements.  We engaged our principal accountant, The Hall Group CPAs in August 2011 and there was no professional services rendered prior to such date by them.

(b)	Audit related fees – The Group has not been billed by our principal accountant, The Hall Group CPAs for audit related fees other than the audit fees disclosed in (a) since engaged in August 2011.

(c)	Tax Fees - The Group has not been billed by our principal accountant, The Hall Group CPAs for tax fees since engaged in July 2010 through June 30, 2011.

(d)	All Other Fees - The Group has not been billed by our principal accountant, The Hall Group CPAs for all other fees since engaged in August 2011.

(e)
The aggregated fees billed by RBSM LLP during the fiscal year ended June 30, 2010 for professional services rendered (audit-related work, SEC Filing, NASDAQ and AIM compliance work) to the Group in connection with audit related work of $141,584 and SEC filings, NASDAQ and AIM compliance work of $323,704, which totaled to $465,288.

The Group’s Audit Committee approved the engagement of The Hall Group CPAs based on pre-approval policies and procedures which did not delegate either the Audit Committee or Board’s responsibilities to management.  The policies and procedures include approval of a fee estimate, discussion of the key accounting policies of the Group, review of the auditor’s professional qualifications and agreement on application of International Financial Reporting Standards.

(f). Independent Contractors

Not applicable

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

The Group now has three independent directors on its Audit Committee as required by NASDAQ Rule 5605(c) and Exchange Act Rule 10A-3.  Hubert Gibbs; Dan Reardon and Robert Kaiser are all considered independent directors by the Board of Directors (“Board”). Robert Kaiser is considered by the Board to be the financial expert on the audit committee.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY SEVEN ARTS/AFFILIATED PURCHASERS

In February 2011 the Group issued 150,000 shares to New Moon LLC who pledged these shares to Armadillo who in turn extended the repayment period of the £1,000,000 to June 30, 2011. We will advance this amount to EBT from the proceeds of this offering and EBT will in turn pay this amount to Armadillo, thereby fully settling the mounts due.

Peter Hoffman, the CEO of Seven Arts, holds 23,800 shares pledged to an insurance company over which the insurance company has dispositive control.

ITEM 16.F. CHANGE IN REGISTRANT CERTIFYING ACCOUNTANT

Previous Independent Registered Public Accounting Firm

In April, 2011 (the “Dismissal Date”) the Group notified RBSM LLP (“RBSM”) that  it was dismissed as the Group’s  independent registered public accounting firm. The decision to dismiss RBSM as the Group’s independent registered public accounting firm was approved by the Group’s Board of Directors in April, 2011.  The reports of RBSM on the Group’s consolidated financial statements for the year ended June 30 2010 did not contain an adverse opinion or disclaimer of opinion, and such reports were not qualified or modified as to uncertainty, audit scope, or accounting principle.

The Group provided RBSM with a copy of this disclosure and was requested to furnish a letter addressed to the Securities & Exchange Commission stating whether or not it agrees with the above statements. This letter was supplied.

New Independent Registered Public Accounting Firm

On August 8, 2011  (the “Engagement Date”), the Group engaged The Hall Group CPAs (“Hall ”) as its independent registered public accounting firm for the Group’s fiscal year ended June 30, 2011. The decision to engage Hall as the Group’s independent registered public accounting firm was approved by the Group’s Board of Directors.   Subsequently, Hall was engaged to audit the fiscal year ended June 30, 2010 in accordance with US GAAP.   Previous filings had included June 30, 2010 as reported in IFRS.

During the fiscal years ended June 30, 2010 and 2009 and through the Engagement Date, the Group has not consulted with Hall regarding either:

(1) the application of accounting principles to any specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Group’s financial statements, and neither a written report was provided to the Group nor oral advice was provided that Hall concluded was an important factor considered by the Group in reaching a decision as to the accounting, auditing or financial reporting issue; or

(2) any matter that was either the subject of a disagreement (as defined in paragraph (a)(1)(iv) of Item 304 of Regulation S-K and the related instructions thereto) or a reportable event (as described in paragraph (a)(1)(v) of Item 304 of Regulation S-K).

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

PART III

ITEM 17. FINANCIAL STATEMENTS

ITEM 18. FINANCIAL STATEMENTS

The financial statements as required under Item No. 18 are attached hereto and found immediately following the text of this annual report.  The audit report of The Hall Group CPAs, our Independent Registered Public Accounting Firm, is included herein immediately preceding the audited financial statements.

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

10.11	Stock Sale Agreement, dated October 2008, between Seven Arts Pictures plc, Smith & Williamson Trustees (Jersey) Limited and Armadillo Investments Ltd.*
10.12	Convertible Loan Agreement, dated October 15, 2008, between Seven Arts Pictures plc and Trafalgar Capital Specialized Investment*
10.13	Bridging Loan Agreement, dated January 31, 2008, between Seven Arts Pictures plc and Trafalgar Capital Specialized Investment*
10.14	Guarantee and Debenture, dated January 31, 2008, from Seven Arts Pictures plc and Seven Arts Filmed Entertainment Limited to Trafalgar Capital Specialized Investment*
10.15	Intercompany Agreement, dated November 1, 2004, between Seven Arts Pictures plc and Seven Arts Pictures, Inc.*
10.16	Letter Agreement, dated September 2, 2004, Regarding the Intercompany Agreement between Seven Arts Pictures plc and Seven Arts Filmed Entertainment Limited*
10.17	Distribution Agreement, between Seven Arts Filmed Entertainment Limited and Seven Arts Louisiana LLC*
10.18	Trust Deed, dated October 21, 2008, establishing The Seven Arts Pictures Employee Benefit Trust between Seven Arts Pictures plc and Smith & Williamson Trustees (Jersey) Limited*
10.19	Loan Agreement, dated October 2008, relating to between The Seven Arts Pictures Employee Benefit Trust between Seven Arts Pictures plc and Smith & Williamson Trustees (Jersey) Limited*
10.20	Operating Agreement, dated November 21, 2008, relating to The Seven Arts Pictures Employee Benefit Trust between Seven Arts Pictures plc and Smith & Williamson Trustees (Jersey) Limited*
10.21	Loan Agreement, dated December 17, 2007, between Palm Finance Corporation and Gone to Hell Limited*
10.22	Loan Agreement, dated May 7, 2007 among Palm Finance Corporation and affiliates of Seven Arts Pictures plc*
10.23	Restated Intercompany Agreement between Seven Arts Pictures Inc. and Seven Arts Entertainment Inc.*
10.24	Subscription Agreement, dated August 30, 2010 and revised December 17, 2010 and February 9, 2011, between Seven Arts Pictures plc and Agua Alta LTD
10.25	Subscription Agreement, dated August 30, 2010 and revised December 17, 2010 and February 9, 2011, between Seven Arts Pictures plc and Scarborough Limited
10.26	Subscription Agreement, dated August 30, 2010 and revised December 17, 2010 and February 9, 2011, between Seven Arts Pictures plc and Sendero Capital Inc.
12.1	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith)
13.1	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith)
20.1	Notice of Extraordinary General Meeting of Shareholders of Seven Arts Pictures Plc.*
21.1	List of Subsidiaries (incorporated by reference to the organizational chart of Seven Arts Pictures plc included in this Form 20-F on page 31)
———————
*	Filed as an exhibit to Amendment No. 4 to Registration Statement on Form F-1 on September 27, 2010 and incorporated herein by reference.
**	To be filed at a future date.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Seven Arts Pictures Plc.

Date: December 21, 2011	By:	/s/ Peter Hoffman
Name: Peter Hoffman
Title: Chief Executive Officer and Principal Financial Officer

SEVEN ARTS PICTURES PLC.
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2011 AND 2010

Contents

Page
Reports of Independent Registered Public Accounting Firm

Report of The Hall Group, CPAs	F-2

Financial Statements:

Consolidated Balance Sheets as of June 30, 2011 and 2010	F-3

Consolidated Statements of Operations and Other Comprehensive Income for the years ended June 30, 2011 and 2010	F-4

Consolidated Statement of Shareholders’ Equity for the years ended June 30, 2011 and 2010	F-5

Consolidated Statements of Cash Flows for the years ended June 30, 2011 and 2010	F-6

Notes to Consolidated Financial Statements	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Audit Committee and
Board of Directors
Seven Arts Pictures Plc.
London, UK

We have audited the accompanying consolidated balance sheets of Seven Arts Pictures Plc. and its subsidiaries, as of June 30, 2011 and 2010 and the related consolidated statements of operations and comprehensive income (loss), shareholders’ equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We have conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Group is not required to have, nor were we engaged to perform, an audit of management’s assertion about the effectiveness of the Group’s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of Seven Arts Pictures Plc. and its subsidiaries as of June 30, 2011 and  2010 and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The Hall Group, CPAs
Dallas, Texas

December 19, 2011

SEVEN ARTS PICTURES PLC.
CONSOLIDATED BALANCE SHEETS
AS OF JUNE 30, 2011 AND 2010

	2011	2010
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$8,785	$26,818
Trade receivables, net of allowance of $669,396 and $532,996	431,891	1,478,400
Due from related parties, net	2,725,974	3,021,184
Other receivables and prepayments	1,620,895	263,150
Total Current Assets	4,787,545	4,789,552

FILM COSTS, net of accumulated amortization of $8,497,211 and
$5,653,477, respectively	23,133,560	23,808,869
PROPERTY AND EQUIPMENT, net of accumulated depreciation of
$94,910 and $90,968, respectively	24,540	26,389
TOTAL ASSETS	$27,945,645	$28,624,810

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Bank overdraft	$987	$-
Accounts payable	2,569,275	2,304,009
Accrued liabilities	2,382,916	2,414,963
Participation and residuals	503,187	480,357
Other loans	1,755,250	1,534,591
Film and production loans	10,890,430	16,766,689
Deferred income	407,763	1,460,230
VAT payable	1,477,584	1,463,497
Total current liabilities	19,987,392	26,424,336

TOTAL LIABILITIES	19,987,392	26,424,336

SHAREHOLDERS' EQUITY
Convertible redeemable preference shares, £1.00 par value, 6,000,000 shares authorized; no shares issued and outstanding
Ordinary stock, £0.25 par value, 20,527,360 shares authorized;
2,643,131 and 1,495,460 shares issued and outstanding	1,121,208	641,126
Deferred stock, £0.45 par value, 13,184,000 shares authorized;
13,184,000 and 13,184,000 shares issued and outstanding	11,636,594	11,636,594
Deferred stock, £1.00 par value, 2,268,120 and 1,495,460
shares issued and outstanding	3,876,745	2,564,504
Additional paid in capital	11,118,198	9,248,415
Convertible debentures	3,432,450	3,432,450
Receivable from Employee Benefit Trust	(1,237,417)	(2,121,458)
Accumulated deficit	(19,952,188)	(21,413,746)
Translation reserve	(2,037,337)	(1,787,411)
Shareholders' equity	7,958,253	2,200,474

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$27,945,645	$28,624,810

The accompanying notes are an integral part of these consolidated financial statements.

SEVEN ARTS PICTURES PLC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND
OTHER COMPREHENSIVE INCOME
FOR THE YEARS ENDED JUNE 30, 2011 AND 2010

	Year Ended June 30,
	2011	2010

Revenue
Film revenue	$2,758,359	$1,974,516
Fee related revenue - related party	570,029	4,442,919
Total revenue	3,328,388	6,417,435

Cost of sales
Amortization and impairment of film costs	2,843,734	1,770,650
Other cost of sales	604,262	628,326
Cost of sales	3,447,996	2,398,976

Gross profit/(loss)	(119,608)	4,018,459

Operating expenses
General and administrative expenses	1,852,303	2,619,205
Bad debt expense	234,429	319,344
Total operating expenses	2,086,732	2,938,549

Income (loss) from operations	(2,206,340)	1,079,910

Non-operating income (expense)
Other income	4,458,621	533,874
Interest expense	(829,878)	(2,199,844)
Interest income	71,681	110,409

Total non-operating income (expense)	3,700,424	(1,555,561)

Profit (loss) before taxes	1,494,084	(475,651)
Change in debt derivative	(32,530)	-
	1,461,554	(475,651)
Provision for income tax (benefit)	-	-

Net income (loss)	$1,461,554	$(475,651)

Comprehensive income (loss):
Net income (loss)	1,461,554	(475,651)
Foreign exchange translation gain (loss)	(249,926)	420,963

Comprehensive income (loss)	$1,211,628	$(54,688)

Weighted average number of ordinary shares used in the profit (loss) per share calculation:
Basic	1,888,712	1,402,720
Diluted	1,888,712	1,402,720

Basic profit (loss) per share	$0.77	$(0.34)
Diluted profit (loss) per share	$0.77	$(0.34)

The accompanying notes are an integral part of these consolidated financial statements.

SEVEN ARTS PICTURES PLC.
CONSOLIDATED STATEMENTS OF DEFICIENCY IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED MARCH 31, 2008, JUNE 30, 2008, JUNE 30, 2009, JUNE 30, 2010 and JUNE 30, 2011

	£1 Conv, Redeem Pref Shares		Non Red Conv Loans		Common Stock		Deferred Stock 2		Deferred Stock 1		Additional Paid in Capital	Accumulated Deficit	Translation Adjustment
	Shares	GBP	Shares	USD	Shares	USD	Shares	USD	Shares	USD	USD	USD	USD	Total - USD
Balance, June 30, 2009	500,000	£1,539,800	1,750,000	$3,432,450	1,385,460	$599,684	1,385,460	$2,398,736	13,184,000	$11,636,594	$5,255,814	$(20,938,095)	$(2,208,375)	$1,716,609

Chris Bialek options-Oct 27, 09					2,000	807	2,000	3,230			19,781			23,819
Adjust payable by SAP Inc on above @ par value					8,000	3,230	8,000	12,918			103,852			120,000
Receiveable from SAP Inc on above transaction											(120,000)			(120,000)
Translation Adj - Dec 09													179,359	179,359
Tfr Share options M Garstin to loan 2 Dec 08 pd $200,000											(221,142)			(221,142)

Eden loan 100,000 shres @ 25p Dec 09					20,000	7,481	20,000	29,924			219,754			257,159

Pref Share Conversion - EBT (£0.25 per share)	(500,000)	(748,100)			80,000	29,924	80,000	119,696			598,480			-

23/4/10 EBT - 60,000 @ $2.285 exc $1.5793/£1 shares to Eden											133,661			133,661

8/6/10 EBT - 122,000 @ $1.7 exc $1.457/£1 shares to Inc											212,980			212,980

Interest charged to EBT											(46,827)			(46,827)
Interest reversed to EBT											178,904			178,904
Transfer balance of Redeem to Sh Prem		(791,700)									791,700			-
Profit & Loss - June 30, 2010												(475,651)		(475,651)
Translation adjustment													$241,604	241,604

Balance, June 30, 2010	-	£-	1,750,000	$3,432,450	1,495,460	641,126	1,495,460	$2,564,504	$13,184,000	$11,636,594	$7,126,958	$(21,413,746)	$(1,787,412)	$2,200,474

Asher & Trafalgar shares Dec 10					267,522	126,850	267,522	507,400			716,619			1,350,869
EBT shares sold											418,825			418,825
Translation adjustment													(170,442)	(170,442)
Trafalgar, Isaac & New Moon shares Feb 2011					355,138	142,497	355,138	569,988			608,013			1,320,497
Correction to AsherTrafalgar 2010								(5,987)			3,423			(2,563)
Palm Finance shares Mar 2011					150,000	60,210	150,000	240,840			82,950			384,000
TCA & Eden shares May 2011					275,011	110,385					554,115			664,500
J Shapiro shares June 2011					100,000	40,140					208,860			249,000
EBT shares sold											161,018			161,018
Net loss												1,461,558		1,461,558
Translation adjustment													(79,483)	(79,483)

Balance, June 30, 2011	-	£-	1,750,000	$3,432,450	2,643,131	$1,121,208	2,268,120	$3,876,745	13,184,000	$11,636,594	$9,880,781	$(19,952,188)	$(2,037,337)	$7,958,253

The accompanying notes are an integral part of these consolidated financial statements.

SEVEN ARTS PICTURES PLC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED JUNE 30, 2011 AND 2010

	2011	2010

CASH FLOWS FROM OPERATING ACTIVITIES:	$1,461,554	$(475,651)
Net income/ (loss)
Adjustments to reconcile net income (loss)
to net cash provided by (used in) operating activities:
Depreciation of property and equipment	14,026	13,884
Amortization of film cost	2,022,783	1,575,093
Impairment of film cost	820,951	195,557
Write off of previously capitalized film assets	-	244,640
Forgiveness of debt	(1,000,000)	(150,000)
Forgiveness of interest by lender	(3,458,621)	(383,874)
(Increase)/reduction of EBT interest receivable	(71,966)	178,904
Write-off of other receivables and prepayments	-	572,509
Ordinary shares issuance in exchange for I/R fees and to repay loans	2,977,208	257,159
Bad debt expense and provision for doubtful accounts	234,429	319,345
Write-off of previously accrued participations	-	(215,250)
Change in operating assets and liabilities
Trade receivables	812,080	(218,659)
Due to and due from related parties, net	969,570	(907,699)
Capitalized film assets	(2,168,426)	(2,470,299)
Other receivables and prepayments	(1,357,745)	(66,008)
Accounts payable	233,219	541,212
Other current liabilities	36,919	2,205,483
Deferred income	(1,052,464)	96,620
Net cash provided by operating activities	473,517	1,312,966

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(12,177)	(2,808)
Net cash (used in) investing activities	(12,177)	(2,808)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from/(repayment of) participation equity/investment
and notes payable	(230,434)	(1,353,958)
Issuance of common stock for cash	-	23,818
Net cash (used in) financing activities	(230,434)	(1,330,140)

Effect of exchange rate changes on cash and cash equivalents	(249,926)	18,007

NET (DECREASE) IN CASH & CASH EQUIVALENTS	(19,020)	(1,975)

CASH & CASH EQUIVALENTS, BEGINNING OF YEAR	26,818	28,793

CASH & CASH EQUIVALENTS, END OF YEAR	$7,798	$26,818

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the year or period for:
Interest	$149,326	$1,173,528
Income taxes	$-	$-

NON CASH INVESTING AND FINANCING TRANSACTIONS:
Accounts receivable applied against loan set off	$-	$475,374
Production loan settled by shares owned by EBT	$-	$133,661
Reclassification of share premium to accrued liabilities	$-	$221,142
Related party advances settled by shares owned by EBT	$164,500	$212,800
Interest of loan payable capitalized on film assets	$50,262	$429,142
Accrued interest included in loan payable amount	$2,244,903	$1,946,705
Share based compensation expense	$87,026	$-

The accompanying notes are an integral part of these consolidated financial statements.

SEVEN ARTS PICTURES, PLC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2011 AND 2010

NOTE 1 - NATURE OF ACTIVITIES AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Activities, History and Organization

Seven Arts Pictures, Plc. (herein referred to as “PLC” or collectively as “the Group”, “the Company”, or “Seven Arts”), was founded in 2002 as an independent motion picture production and distribution company engaged in the development, acquisition, financing, production, and licensing of theatrical motion pictures for exhibition in domestic (i.e., the United States and Canada) and foreign theatrical markets, and for subsequent worldwide release in other forms of media, including home video and pay and free television.   The Company currently owns interests in 33 completed motion pictures, subject in certain instances to the prior financial interests of other parties.

The consolidated financial statements include the financial statements of Seven Arts Pictures Plc. (“PLC”), and its wholly owned subsidiaries, Seven Arts Filmed Entertainment Limited (“SAFE Ltd”), Seven Arts Filmed Entertainment (UK) Limited, Cinematic Finance Limited and Cinematic Finance (Equicap) Ltd, herein referred to as (the “Group”, the “Company” or “Seven Arts”).    See below for detail on consolidated entities.

On June 11, 2010,  Seven Arts Entertainment,  Inc. (“SAE”), a Nevada Corporation, was formed and became a 100% owned subsidiary of Seven Arts Pictures Plc.  The Company entered into an Asset Transfer Agreement, as amended on January 27, 2011 and again on August 31, 2011, to transfer all of the assets with a cost basis from PLC to SAE, in exchange for assumption by SAE of certain indebtedness and for one share of common stock of SAE for each ordinary share of PLC which have been distributed to shareholders. Additionally, 2,000,000 shares of SAE were issued to PLC in order to satisfy any remaining obligations.  This transfer was approved by the PLC shareholders at an Extraordinary General Meeting on June 11, 2010.  The purpose of this transfer was to eliminate our status as a foreign private issuer and to assume compliance with all obligations of a domestic issuer under all applicable state and Federal securities laws.  Our intention in executing this transaction was to redomicile our business in the United States of America with no change in the economic interests of our shareholders.

As of January 27, 2011,  net assets with a book value totaling approximately $7,200,000 plus convertible debentures with no redemption date, which are accounted for as equity, were transferred to SAE in accordance with the asset transfer agreement.

On August 31, 2011, NASDAQ approved the substitution of one share of SAE stock for the Company's NASDAQ listing, effective at the opening of trading on September 1, 2011.   On that date, each of the Company's ordinary shares were exchanged for one share of common stock of SAE, and commenced trading on NASDAQ as the successor to the Company's NASDAQ listing. This transaction was approved by the Company’s shareholders at the Company’s Extraordinary General Meeting on June 11, 2010.

SAE’s authorized capital consists of 50,000,000 shares of stock, $.01 par value per share, of which the board of directors has approved 25,000,000 shares as common stock.  As of September 1, 2011, there were 6,476,344 shares of common stock outstanding, all of which are fully paid and non-assessable.    Each outstanding share of common stock entitles the holder thereof to one vote per share on matters submitted to a vote of stockholders.

SAE is now a United States issuer and commenced regular quarterly reporting for the first quarter ended September 30, 2011.

On November 8, 2011, PLC, was placed into involuntary creditors liquidation under English law (See NOTE 16 – Commitments and Contingencies).  Certain indebtedness of PLC remained with PLC and will be subject to administration or payment in those administration proceedings.  In accordance with the asset transfer agreement, PLC has been issued 2,000,000 shares of common stock of SAE in order to satisfy these obligations.

Basis of Consolidation

The Company consolidates its subsidiaries in accordance with Accounting Standards Codification (“ASC”) 810, “Business Combinations”, and specifically ASC 810-10-15-8 which states, "The usual condition for a controlling financial interest is ownership of a majority voting interest, and, therefore, as a general rule, ownership by one reporting entity, directly or indirectly, or over 50% of the outstanding voting shares of another entity is a condition pointing toward consolidation."     The Company does not have any variable interest or special purpose entities.

The consolidated financial statements include the financial statements of Seven Arts Pictures Plc (“PLC”), and its wholly owned subsidiaries, Seven Arts Filmed Entertainment Limited (“SAFE Ltd”), Seven Arts Filmed Entertainment (UK) Limited, Cinematic Finance Limited and Cinematic Finance (Equicap) Ltd, herein referred to as (the “Group”, the “Company” or “Seven Arts”).

The accompanying consolidated financial statements include the accounts of Seven Arts Pictures Plc. (“SAP Plc.”) and its wholly owned subsidiaries as follows:

Years Ended
June 30,
2011 and 2010
Seven Arts Pictures Plc.	100%
Seven Arts Filmed Entertainment Limited	100%
Seven Arts Filmed Entertainment (UK) Limited	100%
Cinematic Finance Limited	100%
Cinematic Finance (Equicap) Ltd	100%

The Group acquired SAFCO’s in May 2009.   SAFCO’s refers to 17 companies formed by investors in the Zeus transaction (as described in NOTE 16). The Group intends to liquidate the SAFCO’s under the applicable laws of the United Kingdom upon obtaining full control of the books, records and operation of the SAFCO’s. The Group does not anticipate any material assets or liabilities related to the SAFCO’s except the contingent liability for VAT on the Zeus transaction. The SAFCO’s results have not been and will not be consolidated as the Group does not have control.

All significant intercompany balances and transactions have been eliminated on consolidation.

Significant Accounting Policies

The Company’s management selects accounting principles generally accepted in the United States of America and adopts methods for their application.  The application of accounting principles requires the estimating, matching and timing of revenue and expense.  The accounting policies used conform to generally accepted accounting principles which have been consistently applied in the preparation of these financial statements.

The financial statements and notes are representations of the Company’s management which is responsible for their integrity and objectivity.  Management further acknowledges that it is solely responsible for adopting sound accounting practices, establishing and maintaining a system of internal accounting control and preventing and detecting fraud.  The Company's system of internal  accounting control is designed to assure, among other items, that  1) recorded  transactions  are valid;  2) valid  transactions  are recorded;  and  3) transactions  are  recorded in the proper  period in a timely  manner to produce financial  statements which present fairly the financial  condition,  results of operations  and cash  flows of the  Company  for the  respective  periods  being presented.

Basis of Accounting

The Company prepares its financial statements on the accrual basis of accounting and in accordance with Generally Accepted Accounting Principles of the United States of America (“US GAAP”).   All material intercompany balances and transactions are eliminated.   Management believes that all adjustments necessary for a fair presentation of the results of the years ended June 30, 2011 and 2010, respectively, have been made.

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

b)	To the extent that the Group were to receive benefits from tax advantaged investments relating to:
i.	a picture that has not commenced production by a particular date and that investment is forfeited such that the Group has no further obligations to the investor or
ii.	third party productions taken on by the Group as sales agent/distributor, then such benefits are also recorded as producer fees income.

Revenue Recognition

Revenue earned by the Group can be classified into two categories:

1.	Film revenue: Revenue is earned from the exploitation of new productions, back catalogue and third party productions taken on as sales agent.

2.
Fee-related revenue: Producer’s fees income earned by the Group on productions controlled by the Group is earned when the Group is entitled to receive, under a binding agreement a fixed sum irrespective of the distribution revenue from that picture.

Film Revenue

The Group recognizes revenue from the sale (minimum guarantee or non-refundable advances) or licensing arrangement (Royalty agreement) of a film in accordance with ASC 605-15 “Revenue Recognition”. Revenue will be recognized only when all of the following criteria have been met:

a)	Persuasive evidence of a sale or licensing arrangement with a customer exists.
b)
The film is complete and, in accordance with the terms of the arrangement, has been delivered or is available for immediate and unconditional delivery. (i.e. the “notice of delivery” (NOD) has been sent and there is a master negative available for the customer)

c)	The license period of the arrangement has begun and the customer can begin its exploitation, exhibition, or sale.
d)	The arrangement fee is fixed or determinable.
e)	Collection of the arrangement fee is reasonably assured.

A written agreement with clients (purchase order, letter, contract, etc.) indicating the film name, territory and period is required for the recognition of revenue. Revenue is recognized when the performance criteria in the contracts have been met. The customer generally confirms agreement by their signature on the contract.

Minimum guarantee revenue (i.e. non-refundable advances) is recognized as and when the film is available for delivery to the respective territories.   Cash deposits received on the signing of the contracts are recorded as deferred income until the film is available for delivery (as described above) at which point the deposit revenue is recognized.  The Group does not recognize any revenues relating to minimum guarantee on any motion picture as well as amortization expense on that picture until United States theatrical release if it has agreed with the licensees that delivery or payment of minimum guarantee will be delayed for any material period of time to permit such a theatrical release.

Royalty revenue which equates to an agreed share of gross receipts of films is recognized as income as and when the Group is notified of the amounts by the customers through their royalty reports.

Fee-related Revenues

Many countries make tax credits available to encourage film production in their territory. Seven Arts benefits from tax credits in:

a)	the UK and several other European territories for their European productions
b)	Canada for their Canadian productions
c)	Louisiana for their US productions
d)	Tax preferred financing deals

In the majority of circumstances, these tax credits are treated as a reduction in the capitalized costs of the film assets they are financing. However, to the extent such tax benefit proceeds would:

a)	exceed the capitalized cost of the film or
b)	represent fee income not applied to production cost, such proceeds are accounted for as producers’ fees income where relevant producer’s contracts are in place.

In addition, to the extent that the Group was to receive benefits from tax advantaged investments relating to:

a)	a picture that has not commenced production by the investment agreement closing date, that investment is forfeited such that the Group has no further obligations to the investor or
b)	third party productions taken on by the Group as sales agent/distributor, then such benefits are also recorded as producer fees income

One of the risks for the investor associated with these tax advantaged investments is that a particular picture will not start production within the investment agreement period therefore giving no asset value to their slate of investments. The contract with the Group will generally state that there is no recourse to the Group and associated companies as this is one of the many risks of the film industry that the investors are made aware of on signing the investment agreements. Therefore, when a picture has not commenced production by the investment agreement closing date that investment is forfeited and the Group has no further obligations to the investors.   These financing schemes are part of the general operations of the Group in its role as producer. Revenues in the year ended June 30, 2011 however did not include fee income derived from a structured film and distribution cost financing with UK investors.  It did include additional producer fee of $570,029 associated with films produced in Louisiana.   In 2010, the Group recognized $2,650,794 of fee income as described and, in addition, producer’s fees of $1,792,125.

Investments

Investments are held at the lower of cost or net realizable value, and reviewed annually for any impairment charges. As of June 30, 2011 the Group has no outstanding investments.

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

Costs of acquiring and producing films are amortized using the individual-film-forecast method, whereby these costs are amortized and participations and residuals costs are accrued in the proportion that current year’s revenue bears to management’s estimate of ultimate revenue at the beginning of the current year expected to be recognized from the exploitation, exhibition or sale of the films. Generally, 80% or more of a film's costs are amortized within three years of the picture's initial release.

Ultimate revenue includes estimates of revenue to be earned over a period not to exceed ten years following the date of initial release. Film costs are stated at the lower of amortized cost or estimated fair value. Individual film costs are reviewed on a title-by-title basis, when an event or change in circumstances indicates that the fair value of a film is less than its unamortized cost. The fair value of the film is determined using management’s future revenue and cost estimates and a discounted cash flow approach. Impairment is recorded in the amount by which the unamortized costs exceed the estimated fair value of the film. Estimates of future revenue involve measurement uncertainty and it is therefore possible that reductions in the carrying value of film costs may be required as a consequence of changes in management’s future revenue estimates.

Films are included in the general “library” category when initial release dates are at least three years prior to the acquisition date.

Films in progress include the accumulated costs of productions which have not yet been completed. Films in development include costs of acquiring film rights to books, stage plays or original screenplays and costs to adapt such projects. Such costs are capitalized and, upon commencement of production, are transferred to production costs. Projects in development are written off at the earlier of the date they are determined not to be recoverable or when abandoned.

Property & Equipment

Equipment is carried at the cost of acquisition or construction and depreciated over the estimated useful lives of the assets. Costs associated with repair and maintenance are expensed as incurred. Costs associated with improvements which extend the life, increase the capacity or improve the efficiency of our property and equipment are capitalized and depreciated over the remaining life of the related asset. Gains and losses on dispositions of equipment are reflected in operations. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the assets, which are two to five years.

Income Taxes

The Company has adopted ASC 740-10 “Income Taxes”, which requires the use of the liability method in the computation of income tax expense and the current and deferred income taxes payable.

The Group is not part of any consolidated return filed in the United States.

Foreign Currency Transactions and Comprehensive Income

The accounts are presented in United States Dollars (“USD”), the functional currency of the main operating company,  SAFE Ltd. The functional currency of the holding company SAP Plc. and other entities located in the UK is in Pounds Sterling  (“GBP”). The books of the foreign entities are converted to USD at each reporting period date.

The Group translates the foreign currency transactions and balances into USD using the year or reporting period end or average exchange rates. Assets and liabilities of the foreign entities are translated at exchange rates as of the balance sheet date. Revenues and expenses are translated at average rates in effect for the periods presented. The cumulative translation adjustment is included in the translation reserve within shareholders’ equity (deficit). Foreign currency transaction gains and losses arising from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the consolidated results of operations.

Where possible, the Group seeks to match USD income with USD expenditures.  To date the Group has not hedged any transactional currency exposure but will keep such exposures under review and where appropriate may enter into such transactions in future.

Relevant exchange rates used in the preparation of the financial statements are as follows for the years ended June 30, 2011 and 2010 (GBP  per one USD):

	June 30, 2011
Balance sheet period end exchange rate:	GBP	1.6056

Average exchange rate for the year ended:	GBP	1.5655

	June 30, 2010
Balance sheet period end exchange rate:	GBP	1.4962

Average exchange rate for the year ended:	GBP	1,5721

Derivative Instruments and Hedging Activities

The Group’s policy is not to use derivative or hedging financial instruments for trading or speculative purposes, except certain embedded derivatives derived from certain conversion features or reset provision attached to the convertible debentures as described in NOTE 12.

Earnings Per Share

Basic earnings (loss) per share are computed by dividing net income (loss) by the weighted average number of common shares outstanding for the period.  Diluted earnings (loss) per share include the effects of any outstanding options, warrants and other potentially dilutive securities.  For the periods presented, there were no potentially dilutive securities outstanding, therefore basic earnings per share equals diluted earnings per share.   Basic and diluted earnings per share (“EPS”) are based on weighted-average common shares and exclude shares that would have an anti-dilutive effect. In accordance with ASC 260-10-45-19, the Company did not consider any potential common shares in the computation of diluted EPS as of June 30, 2011 and 2010, due to the loss from continuing operations, as they would have an anti-dilutive effect on EPS.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures.  The most significant estimates made by management in the preparation of the financial statements relate to ultimate revenue and costs of its films which are used in the amortization and impairment of film costs, estimates for allowances, option pricing for options and warrants issued and income taxes.  Accordingly, actual results could differ from those estimates.

Recently Issued Accounting Pronouncements

The Company does not expect the adoption of recently issued accounting pronouncements to have a significant impact on the Company’s results of operations, financial position or cash flow.

Accounts Receivable

Receivables are recognized at the initial amount of the invoice.  As a result of the nature of the Group’s activities, accounts receivables are generally of a short-term nature. However, any receivable whose recovery date was is beyond one year would be measured at its present value.  The Group does not charge interest on late payment of trade receivables and loans.

Reserve for doubtful accounts represent a provision charged to reflect management's best estimate of the likelihood that certain of the Group’s accounts receivable may not ultimately be collected.  This provision is based on historical experience and relevant facts and information regarding collectability at the time and will be adjusted up or down over time with the benefit of actual results.

Any receivable outstanding is only written off after management has deemed the receivable to be uncollectible, under the terms of the agreement and/or based on the financial conditions of the customers at each reporting period. As of June 30, 2011 and 2010 the Group had an allowance for bad debts and doubtful accounts of $310,796 and $532,996, respectively, to cover any future uncollectible receivables.  The Group determines its allowance by considering a number of factors, including the length of time receivables are past due, the Group’s previous loss history, the customer’s current ability to pay its obligation to the Group, and the condition of the general economy and the industry as a whole.

Substantially all of the trade receivables at face value as reflected in the consolidated financial statements are pledged as security for borrowings by the Group.

Accounts Payable

All operating trade payables (including notes payable and accrued supplier invoices) relate to the purchase of goods and services. These payables are due within and or less than one year. However any payable whose due date was more than one year would be measured at its present value. The Group did not have any such long-term accounts payable during the periods presented.

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

Share Based Payments

The Company accounts  for share based payments using a fair value based method whereby compensation cost is measured at the grant date based on the value of the services received and is recognized over the service period.   The Company uses the Black-Scholes pricing model to calculate the fair value of options and warrants issued.   In calculating this fair value, there are certain assumptions used such as the expected life of the option, risk-free interest rate, dividend yield, volatility and forfeiture rate.  The use of a different estimate for any one of these components could have a material impact on the amount of calculated compensation expense.

Cash and Cash Equivalents

The cash and cash equivalents of the Group consisted of cash balances held on deposit with banks, of which $8,767 is denominated in USD and $(968) denominated in GBP, as of June 30, 2011. These deposits earn interest at the relevant bank interest rates, which are all floating rates of interest.  These annual interest rates ranged from 2.8% to 8.8% for the fiscal year ended June 30, 2011, and 3.1% to 8.8% for the fiscal year ended June 30, 2010.

NOTE 2 - REVENUE

Revenue earned by the Group can be classified into two categories: film revenues and fee-related revenues (see NOTE 1).

Film revenues consist of minimum guarantees from distributors, royalties earned either collected or receivable, and other fees or income associated with the sale of the Group’s motion pictures.

Film revenue by geographical areas is as follows:

	June 30, 2011	June 30, 2010

Europe	$969,077	$110,285
North America	1,113,074	1,714,271
South America	378,763	24,000
Africa and Middle East	39,416	-
Asia	209,030	91,942
Australia	48,999	34,018

Total	$2,758,359	$1,974,516

All fee-related revenues for the years ended June 30, 2011 and 2010 were generated in North America, and through a related party (as described below).

Fee related revenues in the period ended June 30, 2011 consisted of:

a)
Producer's fees of $70,097 resulting from excess tax credits received on Night of the Demons. This item was collected by Seven Arts Pictures Louisiana LLC who will pay it over to the Group under the agreement between the Group and SAPLA.

b)	$500,000 of fees relating to Esplanade Pictures based in Louisiana.

Fee related revenues in the period ended June 30, 2010 consisted of:

a)
$2,650,794 of fee income derived from the Equicap transactions, a structured finance transaction with UK investors who invested in certain third party motion pictures distributed by the Group.  The fee items related to the Equicap transactions were contractually entered with Seven Arts Pictures Louisiana LLC (“SAPLA”), a related party who is acting on behalf of the Group but collected and recorded by the Group under the Group’s agreement with SAPLA as fee income.

b)
Producer's fees of $637,397 resulting from excess tax credits received on Night of the Demons. This item was collected by SAPLA and will be paid over to the Group under the agreement between the Group and SAPLA.

c)
Producer’s fees income of $1,154,728 resulting from excess tax credits received on American Summer (Pool Boys) and Autopsy. This will be collected by SAPLA and will be paid over to the Group under the Group’s agreement with SAPLA.

All of the Group's revenues and profits before taxes in each year are derived from the financing, production and distribution of films.

NOTE 3 – NET INTEREST EXPENSE

The following presents the Group’s interest expense and interest income for the years ended June 30, 2011 and 2010:

	June 30, 2011	June 30, 2010

Interest expense
Production loans interest paid	$(184,661)	$(1,490,924)
Corporate loans interest paid	(607,267)	(672,004)
Bank interest paid	(37,950)	(36,916)

Total interest paid	$(829,878)	$(2,199,844)
Interest income
Interest received	$368	$110,365
Bank interest received	71,313	44

Total interest received	$71,681	$110,409

Net interest (expense)/income	$(758,197)	$(2,089,435)

NOTE 4 – OTHER INCOME RELATED TO CANCELATION OF INDEBTEDNESS

The Group recorded  of $4,458,621 of other income for the year ended June 30, 2011 related to the cancellation of indebtedness arising from:

a)
The release of a loan of $1,788,904 from Arrowhead (See NOTE 11) which is subordinated to the Cheyne debt of $6,500,000 which was assigned to Seven Arts in 2008.  Management does not believe that forecast income will be sufficient to repay the primary loan; therefore the subordinated loan will also not be repaid.

b)	Forgiveness of accrued interest of $2,669,717, which was accrued through June 30, 2010, on the Palm Finance loans.

During the year ended June 30, 2010, the Company recorded a $150,000 gain on the cancellation of indebtedness arising from a settlement with Kismet releasing a loan of $150,000.     Also during 2010, 120dB agreed to a cash settlement of $323,000 in full and final settlement of the outstanding loan for Knife Edge.  The Group recorded a $383,874 gain on the cancellation of indebtedness related to this settlement.  Total other income related to cancellation of indebtedness was $533,874 for the year ended June 30, 2010.

NOTE 5 – INCOME TAXES

The Company has adopted ASC 740-10, “Income Taxes”, which requires the use of the liability method in the computation of income tax expense and the current and deferred income taxes payable (deferred tax liability) or benefit (deferred tax asset).   Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

During the year ended June 30, 2011 the Company had a net income of $1,461,554 decreasing the deferred tax asset approximately $496,928 at the statutory tax rate of 34%.  Deferred tax assets at June 30, 2011 and 2010 consisted of the following:

	Year ended	Year ended
	June 30,	June 30,
	2011	2010

Net operating loss carry forwards	$10,422,664	$11,579,923
Capital loss carry forwards	5,398,529	5,398,529
Total carry forwards	15,821,193	16,978,452
Tax rate of 34%	34%	34%
Total long-term deferred tax assets	5,379,206	5,772,673
Less: valuation allowance	(5,379,206)	(5,772,673)

Net long-term deferred tax assets	$-	$-

The net deferred tax asset generated by the loss carry forward has been fully reserved and will expire in 2019 through 2030.  The realization of deferred tax benefits is contingent upon future earnings and, therefore, is fully reserved at June 30, 2011 and 2010.

The following represents the effect of timing differences on the Group’s tax expense or benefit for the years ended June 30, 2011 and 2010:

	Year ended	Year ended
	June 30,	June 30,
	2011	2010

Current tax charge/(benefit)	$-	$-

Factors affecting the tax charge for the year:

Income/(loss) before taxes	1,461,554	(475,651)

Income/(loss) before taxes multiplied by the standard rate of UK corporation tax of June 30 2011 at 27.5% (June 2010 at 28%)	401,927	(133,182)
Effects of:
Non deductible expenses	47,606	42,000
Excess of amortization over tax deductions	(14,158)	(14,416)
Non-qualifying depreciation	782,027	495,782
Excess of capital allowances over depreciation	(1,182)	(824)
Movement in tax losses	(714,322)	(727,311)
Film tax profit adjustment	(501,898)	337,951
Current tax expense/(benefit)	$-	$-

As of June 30, 2011, the Group had operating losses of approximately $10,422,664 to carry forward against future operating profits.

As of June 30, 2011, the Group had capital losses of approximately $5,398,529 to carry forward against future capital profits.

The net deferred tax asset generated by the loss carry forwards has been fully reserved and will expire in 2019 through 2030.  The realization of deferred tax benefits is contingent upon future earnings and is fully reserved at June 30, 2011 and 2010.

NOTE 6 – EARNINGS PER SHARE

Basic net income/(loss) per share is based upon the weighted average number of common shares outstanding  for the period presented  and all shares amounts have been adjusted to reflect the Group’s two separate 5:1 reverse stock splits. Diluted earnings per share is based on the assumption that all dilutive convertible shares and stock warrants were converted or exercised. Warrants are assumed to be exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase common stock at the average market price during the period.  At June 30, 2011, the Company had a total of 2,217,872  common stock equivalents outstanding, including options, warrants and convertible debentures.    All common stock equivalents for the year ended June 30, 2010 are anti-dilutive due to the net loss incurred.

Basic and diluted earnings per share (“EPS”) are based on weighted-average common shares and generally exclude shares that would have an anti-dilutive effect. In accordance with ASC 260-10-45-19, the Group did not consider any potential common shares in the computation of diluted EPS as of June 30, 2011 or for June 30, 2010, due to the loss from continuing operations. For the year ended June 30, 2011, 329,160 anti-dilutive shares were excluded from the EPS calculation, which would have been considered dilutive if the Company did not have a loss from operations.

The following is a reconciliation of the number of shares (denominator) used in the basic and diluted earnings per share computations for the years ended June 30, 2011 and 2010:

	2011		2010
	Weighted Average Shares Outstanding	Per Share Amount	Weighted Average Shares Outstanding	Per Share Amount
Basic earnings per share	1,888,712	$0.77	1,402,720	$(0.34)

Diluted earnings per share	1,888,712	$0.77	1,402,720	$(0.34)

Basic and diluted net income (loss) per share is calculated based on the weighted average common shares outstanding for the period presented and all have been adjusted to reflect the Group’s 5:1 reverse stock splits which occurred on December 31, 2008 and May 12, 2011.

NOTE 7- EMPLOYEE BENEFIT TRUST

The Group established the Seven Arts Employee Benefit Trust (“EBT”) for the purpose, among others, of acquiring 3,000,000 of the Group’s preferred shares from Armadillo Investments Plc. (“Armadillo”).  EBT is governed by a Trust Deed that the Group entered into with the trustees.  Under the Trust Deed, the Trustees have absolute control over the Trust although the Group may recommend options to the trustees. The Group has the right after approval of the audit committee to restrict the Trust’s right to vote its shares of the Group to prevent the Trust from taking control of the Group and the right to remove the Trustees under certain circumstances for the same purpose.

The Group has no interest in the profits or losses of the Trust on the Group’s shares and does not control the actions of the Trustees in the sale or use of these shares. The Group has no control or significant influence on the EBT. All cash and ordinary shares owned by EBT are held by EBT for the benefit of the Group’s United Kingdom employees.

On October 30, 2008, EBT reached an agreement to acquire these preference shares for £1,500,000 plus the return of 1,600,000 of Armadillo’s ordinary shares. On that date the Group advanced £500,000 as the first of three equal installments together with 1,600,000 shares of Armadillo Investments Plc. The EBT acquired 3,000,000 of the Group’s convertible preferred shares from Armadillo.  Seven Arts has guaranteed the remaining two payments due to Armadillo aggregating £1,000,000, but has not yet advanced these payments to EBT, so EBT is in default on both payments due to Armadillo. On November 20, 2008, EBT converted 2,500,000 of these preferred shares into 2,000,000 of the Group’s ordinary shares. On June 30, 2010, the EBT converted the remaining 500,000 preferred shares to 400,000 ordinary shares.

The EBT originally pledged 266,667 ordinary shares to Armadillo to secure the sum due to Armadillo, which the   pledge will be terminated when the EBT pays the £1,000,000 to Armadillo.  As of February 9, 2011, 150,000 shares of the Group were issued to New Moon Pictures LLC who then pledged the shares to Armadillo Investments Ltd who in turn have:

a)  extended the terms of the repayment of the £1,000,000 due from the EBT to June 30, 2011; and
b) reduced their lien over the 266,667 shares currently held by the EBT to 200,000 shares.

At June 30, 2011, the loan receivable from EBT amounted to £643,084 ($1,107,134) and the EBT owned 200,000 shares (or approximately 7.6% of the Group’s outstanding ordinary shares as at June 30, 2011) all of which are pledged to Armadillo Investments Ltd.

NOTE 8 -  FILM COSTS

The following presents the Group’s film costs as of June 30, 2011 and 2010:

	June 30, 2011	June 30, 2010
Film costs - beginning balance	$23,808,869	$22,902,513
Additional costs incurred	2,168,425	2,677,006
Third party investments/ tax credits	-	-
Amortization of film costs during period	(2,843,734)	(1,770,650)
Film costs as of June 30, 2011	$23,133,560	$23,808,869

The net book value of all films as of June 30, 2011 includes $17,917,287 relating to films released since April, 2007 and $5,216,272 relating to pictures in development.

Over 98% of the Group's pictures released before April 2007 have been fully amortized and therefore have a net book value of zero as of June 30, 2011.

Capitalized film costs are reviewed for impairment at least twice a year and whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. Determination of recoverability is based on an estimate of future cash flows resulting from the use of the asset, and its eventual disposition. Measurement of an impairment loss for the assets is based on the fair value of the asset as estimated using a discounted cash flow model. An impairment charge of $ 820,951 was recognized during the year ended June 30, 2011 and $195,557 for the year ended June 30, 2010.

NOTE 9 – PROPERTY AND EQUIPMENT

The Group’s property and equipment as of June 30, 2011 and 2010:

Net book value as of June 30, 2009	$40,112
Additions	2,808
Depreciation charge for the period	(13,884)
Exchange differences	(2,647)
Net book value as of June 30, 2010	26,389
Additions	12,177
Depreciation charge for the period	(14,026)
Exchange differences	-
Net book value as of June 30, 2011	$24,540

NOTE 10 – FILM AND PRODUCTION AND CORPORATE LOANS

The following presents that Company’s film and production and corporate loans as of June 30, 2011 and 2010:

Current	June 30, 2011	June 30, 2010
	(USD)	(USD)
Film & production loans	$10,890,430	$16,766,689
Corporate loans	1,755,250	1,534,591
Current	$12,645,680	$18,301,280

Film and Production Loans

Film and production loans arose from the financing of motion pictures and are secured with an interest in the associated motion pictures.     Detail of these production loans is presented below.

A loan of $8,300,000 was advanced to Seven Arts Future Flows I LLC ("SFF"),  a subsidiary of Seven Arts Pictures Inc., (“SAP, Inc.) a related party, on a non-recourse basis by Arrowhead Ltd. ("Arrowhead") and was secured by a pledge of Seven Arts Filmed Entertainment Limited’s distribution rights in twelve designated pictures owned by SFF for the period of the loan. During the period ended June 30, 2009, Arrowhead made the decision to take control over the distribution rights to these pictures. Since the Group no longer controls the licensing of these motion pictures, it has removed all investment in the cost of these pictures as well as receivables from its assets and has removed the non-recourse indebtedness and accrued interest from its liabilities as of June 30, 2009. This resulted in the recognition of $5,601,683 of “Other income” in the period ended June 30, 2009 relating to the cancellation of indebtedness.

Arrowhead filed an action on September 22, 2010, which seeks recovery from the Group of the monies which the Group has retained under its interpretation of the relevant agreements with Arrowhead. In addition, Arrowhead makes substantial additional claims against the Group, Mr. Hoffman and Seven Arts Pictures Inc. regarding claimed breaches of the terms of the operative agreements, including failure to properly account, failure to turn over materials, failure to remit monies collected, and similar matters. The claims against the Group for these breaches of warranties for damages are $8,300,000 although Arrowhead states no basis for this amount.

The Group had moved to dismiss the action against all defendants other than Seven Arts Future Flows I LLC, which is not part of the Group.  On August 9, 2011, the New York Supreme Court granted the Group’s motion and dismissed all defendants except SAFE Ltd.  in its capacity as a collateral agent, which is not a material element of Arrowhead claim.  The Group continues to believe that Arrowhead’s claims against the Group are without substantial merit.

Management has accounted for the monies collected and not remitted from the Arrowhead titles as accrued liabilities in the Group’s books and records as of June 30, 2011.

An original loan of $7,500,000 was taken from Cheyne Specialty Finance Fund LLP ($6,500,000) senior debt and Arrowhead Consulting Group Limited ($1,000,000) -subordinated debt. The Cheyne portion of the loan was acquired by SAFE Ltd for payment of $6,500,000 in April 2008, leaving a balance owed by the Group of $1,000,000 due to Arrowhead Consulting Group Limited but subordinated to the collection of $6,500,000 plus interest from certain pictures after June 30, 2008.  The $1,000,000 balance of the loan is secured with all of the income over and above the $6,500,000 plus interest from six films ( Deal, Noise, Pool Hall Prophets, A Broken Life, Mirror Wars and Boo ) as well as with a secondary security interest in certain film library assets (behind Arrowhead) and a first security interest in 321,400 shares of the Group owned by Seven Arts Pictures Inc. The Group is in litigation with the liquidator of Arrowhead Consulting Group regarding the $1,000,000 plus accrued interest and it believes this debt will never be paid due to its subordination to the senior loan.

A security interest in favor of Palm Finance Corporation ("Palm") was lodged at Companies House (the United Kingdom’s registrar of companies) in January 2008, by the Group to cover loans made by Palm to finance the films Nine Miles Down, The Pool Boys and Autopsy.  The Group entered into two senior financing loan and security agreements with Palm Finance Corp (“Palm”) to finance the production costs of The Pool Boys, Autopsy and Nine Miles Down dated May 7, 2007 and December 17, 2007. These loans are secured by the revenues to be collected from these motion pictures. The revenues so far collected have been insufficient to repay the majority of these loans, primarily as result of management’s decision to delay the release of these films. The original principal amount of the Palm loan for The Pool Boys and Autopsy are $5,500,000 including  $700,000 of accrued interest, and for Nine Miles Down was $4,000,000 including $750,000 of accrued interest. In November 2010, the Group entered into a new financing agreement with Palm extending the due date of these loans to December 31, 2011.

The lender agreed to write-off the accrued interest as of June 30, 2011, giving rise to forgiveness of debt income of $2,669,717. The outstanding balances on these loans as at June 30, 2011 were $4,910,052 (Pool Boys/Autopsy) and $ 3,176,018 (Nine Miles Down).

Subsequent to June 30, 2011, the lender sold $2,750,000 of its debt and converted 50% of the monies received to Series A preference shares in SAE Inc. (See NOTE 13 – Subsequent Events.)

On August 27, 2007, the Group borrowed $1,650,000 from Blue Rider Financial (“Blue Rider”) to pay for the domestic prints and advertising costs for the motion picture “Deal” (“Blue Rider Loan”) and arranged that the revenues due from Metro-Goldwyn-Mayer Studios Inc. (“MGM”) to the Group for the distribution of that motion picture be assigned to Blue Rider Financial as partial security for that loan.  To date the revenues paid to the Group from MGM have not yet been sufficient to repay the Blue Rider Loan.  The Group has therefore entered into an accommodation agreement with Blue Rider to redeem the loan due for $2,200,000, less approximately $812,000 of collections that have been received by Blue Rider to date from MGM.  We expect this indebtedness will be repaid from proceeds due from MGM on or before December 31, 2011.

Corporate loans

Trafalgar Loan

On October 15, 2008 the Group borrowed £1,000,000 from Trafalgar Capital Special Investment Fund (“Trafalgar”). A portion of this loan the Group advanced to the EBT for it to use as the first installment for the acquisition of all the Preferred Shares owned by Armadillo.  On September 2, 2009 the Group repaid Trafalgar $1,000,000 (approximately £698,934) as a partial payment against this loan, with the remaining balance subject to repayment in cash or convertible to the ordinary shares of the Group at the conversion terms as agreed between Trafalgar and the Group. On June 22, 2010 an amended agreement was entered into with Trafalgar for an extension of the due date of the convertible debentures to December 31, 2010, and the Group agreed to issue 340,000 ordinary shares to settle a portion of the debt. Trafalgar agreed to reduce the loan amount from the proceeds it receives from selling the 340,000 ordinary shares.  All of the 340,000 shares were sold in the market before December 31, 2010. A further amended agreement was entered into with Trafalgar for an extension of the due date of the convertible debentures to March 31, 2011, and the Group issued 425,000 ordinary shares to settle a portion of the debt.   Trafalgar agreed to reduce the loan amount from the proceeds it receives from selling the 425,000 ordinary shares. The per-share value is determined as the amount recovered by Trafalgar on sale thereof in the market and Trafalgar may “put” these shares to the Group at £1.00 per share on April 30, 2011 if not previously sold.    This put option was not exercised by Trafalgar.

Asher Loan

In May, June and September 2010, the Group issued an aggregate of $200,000 Convertible Promissory Notes to Asher Enterprises, Inc. (“Asher Notes”) that were to mature on March 11, 2011, March 17, 2011 and June 24, 2011, respectively. The Asher Notes bore interest at a rate of 8% per annum and were convertible into the Group’s ordinary shares beginning on the date which is one hundred twenty (120) days following the issuance of the Asher Notes, at the holder’s option, at the conversion rate of 60% of the market price of the lowest three trading prices of the Group’s ordinary shares during the ten-day period ending one trading day prior to the date of the conversion notice is sent by the note holders via facsimile.

The Group has identified the embedded derivatives related to the Asher Notes. These embedded derivatives included certain conversion features and reset provision. The accounting treatment of derivative financial instruments requires that the Group record fair value of the derivatives as of the inception date of Asher Notes and to fair value as of each subsequent reporting date. At the inception of the Asher Notes, the Group determined a fair value of $178,187 on the embedded derivative. The fair value of the embedded derivative was determined using the Black Scholes Option Pricing Model based on the following assumptions:

Assumption	Amount
Dividend yield:	0.0%
Volatility	133% ~ 142%
Risk free rate:	0.25% ~ 0.37%

During the year ended June 30, 2011, the Company issued an aggregate of 53,668 shares of common stock in full settlement of the $100,000 Convertible Promissory Note dated May 2010 and related interest. In addition, the Company paid remaining two Convertible Promissory Notes an aggregate of $120,000 in cash. As such, the Company recorded amortization of $178,187 as debt discount for the year ended June 30, 2011 and $32,530 loss on change in fair value of debt derivative.

Convertible Notes issued August 30, 2010

On August 30, 2010, the Group issued an aggregate of $470,000 Convertible Debt to qualified investors that matures on February 28, 2011. The Convertible Debts bear interest at a rate of 15.0% per annum and could be converted  into the Group’s ordinary shares beginning on the date which is one hundred twenty (120) days following the issuance of the Convertible Debt,  at the conversion rate of $3.75 per share, subject to certain changes, and are convertible at the option of the Group.

a)	On March 22, 2011 an additional $300,000 of convertible notes were issued to Runway Investments Ltd on the same terms as above. At the same time the original notes were extended to July 31, 2011.

b)	All $770,000 of these notes were extended on May 24, 2011 to September 30, 2011, and the conversion terms were changed as follows:

The Scarborough note’s principal and interest will convert into common stock at $0.50 per share.
For extending the maturity date until December 31, 2011, Sendero and Runway will reduce their conversion price to $0.60 per share.
For extending the maturity date until September 30, 2011, Agua Alta will reduce its conversion price to $0.75 per share.
The average conversion price of the three remaining notes is $0.64 per share.

c)	$225,000 of the Scarborough notes were converted to 507,000 shares on July 29, 2011, subsequent to year-end.

d)	$170,000 of the Agua Alta and $75,000 of the Sendero notes were converted into 1,786,374 shares on October 19, 2011.

Isaac Capital Group

On June 10, 2011, the Group borrowed $150,000 from Isaac Capital Group (“ICG”) in the form of a convertible note.   The loan is for 6 months with interest at 15% per annum. ICG will have the right to convert the Loan at any time into shares at a conversion price of 60% of the volume weighted average sale price on NASDAQ of the shares for the 10 trading days prior to the closing of the loan. There is also a closing fee of 15,000 shares on closing of the Loan.   (These shares have not yet been issued).

The maturity dates and interest rates applicable to the Group’s funded indebtedness and third party guarantees are as follows:

	Amount outstanding
	June 30,	June 30,	Applicable
Lender	2011	2010	interest rate	Status
Film and Production Loans
Arrowhead Consulting Group	$-	$1,788,904	19-23% Variable	Subordinated

Palm Finance Corporation	4,910,052	6,575,881	18% Fixed	Forbearance agreement

Palm Finance Corporation	3,176,018	4,243,835	18% Fixed	Forbearance agreement

Blue Rider Finance Inc.	813,742	1,599,813	22.5% per annum plus 4% of outstanding indebtedness for each 30 days period the indebtedness remains outstanding after December 15, 2008	Due on demand

120dB Film Finance LLC	323,000	219,000	No stated interest rate	Due on demand

Cold Fusion Media Group LLC	582,510	920,410	10% Fixed	Due on demand

Parallel Media	1,469,108	1,418,846	No stated interest rate	Due on demand

Pledged Shares	(384,000)	-

Film and Production Loans	$10,890,430	$16,766,689

Corporate Loans

Trafalgar Capital Specialized Investment Fund	$490,412	$1,176,608	9% Fixed	Forbearance agreement

Asher Enterprise, Inc.	-	150,000	8% Fixed	Due on March 11, 2011 and March 17, 2011

Lion House	263,234	207,983	30% Fixed	In default

Scarborough/Runway	853,384	-	15% fixed	Due September 30, 2011

Isaac Capital Group	148,220	-	15% fixed	Due December 10, 2011

Corporate Loans	$1,755,250	$1,534,591

Total Loans	$12,645,680	$18,301,280

The loan amounts as of June 30, 2011 and 2010, includes accrued interest of $2,233,994 and $5,238,407, respectively.

NOTE 11 - SHAREHOLDERS’ EQUITY

The following presents the Company’s authorized,  issued and outstanding shares, by class as of June 30, 2011 and 2010:

	June 30,	June 30,
	2011	2010
Authorized
6,000,000, £1 convertible, redeemable preference shares for all periods.	11,337,600	11,337,600
20,527,360 ordinary shares at £ 0.25 par value each for all periods.	9,055,719	9,055,719
20,527,360 deferred shares at £1.00 par value each for all periods	36,222,876	36,222,876
13,184,000 deferred shares at £0.45 par value each for all periods	11,636,594	11,636,594
	68,252,789	68,252,789

Issued and outstanding
£1.00 convertible, redeemable preference shares	-	-
2,643,131 ordinary shares at £.25 par value as of June 30, 2011, 1,495,460 as of June 30, 2010;	$1,121,208	$641,126
2,268,120 deferred shares of £1 as of June 30, 2011,	3,876,745	2,564,504
1,495,460 as of June 30, 2010;
13,184,000 deferred shares of £0.45 each for all periods.	11,636,594	11,636,594
	$16,634,547	$14,842,224

Convertible Redeemable Preferred Shares

During the year ended March 31, 2005, Seven Arts issued approximately £3,000,000 of convertible redeemable preferred shares to Armadillo Investments Plc (“Armadillo”) in return for 3,000,000 ordinary shares from Armadillo, valued at $5,668,800.

a)
The convertible redeemable preferred shares held by Armadillo were acquired by the Seven Arts Employee Benefit Trust (‘EBT”) on October 30, 2008 and 2,500,000 of the preferred shares were converted into 2,000,000 of the Seven Arts Pictures Plc ordinary shares on November 20, 2008.

b)
The remaining 500,000 convertible preferred shares owned by the EBT were converted into 400,000 ordinary shares of Seven Arts Pictures Plc on June 30, 2010. As of June 30, 2011 and 2010, there were no convertible redeemable preferred shares outstanding.

The terms attached to the convertible redeemable preferred shares include:

a.	no dividends,
b.	a liquidation preferred,
c.	conversion rights into ordinary shares, and
d.	redemption rights only in the event of certain defaults by Group

Ordinary Shares

On May 9, 2011, the shareholders approved a 5:1 reverse split and then the division of the new share into £0.25 ordinary share and £1.00 deferred share. All per share amounts in the financial statements have been retroactively adjusted to the earliest period presented for the effect of this reverse split.

In the  year ended June 30, 2011,  the Group issued an aggregate of 1,147,671 shares of ordinary stock comprised of:

a)	342,000 shares issued to consultants in exchange for services rendered
b)	153,000 shares issued to Trafalgar Capital Specialized Investment Fund pursuant to an amended loan agreement and 100,000 issued to Eden Corporate Finance in part payment of their debt
c)	53,668 shares issued to Asher Enterprises in exchange for conversion of notes payable in the aggregate amount of $200,000.
d)
Pledges of stock issued to SAP Inc (23,800 shares) for an insurance policy, New Moon LLC (150,000 shares) pledged against Armadillo’s debt, Palm Finance (150,000 shares) and TCA (175,000 shares) pledged against a loan of $125,000 given to the Company in March 2011 (See NOTE 12)

See NOTE 20 – Subsequent Events,  for details of shares issued subsequent to June 30, 2011.

In the year ended June 30, 2010,  the Group issued an aggregate of 110,000 shares of ordinary stock comprised of:

a)
80,000 shares issued to the EBT on conversion of 500,000 convertible preferred shares.  The EBT conversion resulted in an addition of $149,620 to the share capital account and $1,390,180 to the additional paid in capital account and a reduction of $1,539,800 in the carrying value of the preferred shares in the capital account.

b)
2,000 share options were converted to 10,000 ordinary shares by a former employee.  As the excess 8,000 ordinary shares were issued in error, a related party (SAP Inc.) has promised to advance and pledge 8,000 of its shares of Seven Arts Pictures Plc to the Group until it can arrange for the cancellation of these shares and replace with the correct shares to be issued and sent to the former employee.  As of June 30, 2010, the Group had not received these cancelled shares.

c)	20,000 shares were issued to Eden Finance to cover loan, interest and fees in April 2010.

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

The second category of deferred shares was issued on May 12,  2011 after the 5:1 reverse split when five ordinary shares with £0.25 par values were combined into one share of £1.25 par value share and then the resulting share subdivided into one ordinary share of £0.25 and one deferred share of £1.00.  These shares  have essentially no rights for participation with income or assets of the Group other than their existing rights under ordinary share ownership. The Group has the right to purchase back and cancel the deferred shares.   The stock is treated as part of the nominal share capital valued at £1.00 per share.

NOTE 12 - CONVERTIBLE DEBENTURES WITH NO REDEMPTION DATE

	As of	As of
	June 30, 2011	June 30, 2010

Convertible debentures	$3,432,450	$3,432,450

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

The original Langley agreement stated that the debentures were convertible at 2:1 when the original share price was £0.5 and above, increasing to 4:1 if the original share price was £0.25 or less. After the 5:1 reverse split the conversion parameters became 2:1 at £2.5 and above and 4:1 at £1.25 and below. The Group also agreed to grant Langley options to acquire the number of ordinary shares as is equal to the difference, if a positive amount, between (a) the number of ordinary shares into which the original amount of debt would have been convertible at a conversion price of £0.5, less (b) the aggregate number of the ordinary shares into which the original amount of debt has actually been converted at the date of conversion. The exercise price of the option shall be the fixed conversion price of £0.5. As of June 30, 2011, there were no such options granted.

The Convertible debentures bear no interest, are entitled to a liquidation preferred ahead of ordinary and preferred shareholders, are convertible into ordinary shares. There is no due date or required due date on the Group’s Debentures. The Debentures rank junior to all the Group’s indebtedness and senior only to its ordinary and preferred shares; accordingly these debentures have accounted for as equity transactions.

NOTE 13 -  DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS

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

Transactions in GB Pounds are in the opinion of Management either immaterial or outside the ordinary course of business and therefore there is no policy for mitigation of risks associated with conversion of GBP to USD.

An analysis of the monetary assets of the Group as of June 30, 2011, showing the amount denominated in each currency, is as follows:

	GBP	USD	Total

Trade receivables	$-	$431,891	$431,891
Prepayments	1,369,399	231,843	1,601,242

Assets	$1,369,399	$663,734	$2,033,133

Trade payables	$1,964,776	$604,499	2,569,275
Accrued liabilities	371,051	2,011,865	2,382,916
Participation and residuals	-	503,187	503,187
Corporate loans	1,766,158	-	1,766,158
Film and production loans	-	10,949,675	10,949,675
Deferred income		311,880	311,880
Taxes payable	366,237	-	366,237

Liabilities	$4,468,222	$14,381,106	$18,849,328

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

Economic dependence

During the year ended June 30, 2011, revenue from two major customers approximated $714,681 and $149,000, or 26% and 5%, respectively, of film revenues. Accounts receivable due from these two customers approximated $0 and $0, respectively, of the total accounts receivable at June 30, 2011.

During the year ended June 30, 2010, revenue from two major customers approximated $1,020,000 and $518,000, or 52% and 26%, respectively, of film revenues. Accounts receivable due from these two customers approximated $212,000 and $518,000, or 14% and 35%, respectively, of the total accounts receivable at June 30, 2010.

During the year ended June 30, 2011, 100% of fee related revenue in the amount of $570,029 was generated through  SAPLA, all of which  has been paid to the Group.

During the year ended June 30, 2010, 100% of fee related revenues in the amount of $4,442,919 was generated through  SAPLA, $3,288,191 of which  has been paid to the Group (see note 2).  Overall receivable due from SAPLA (including SAPLOU Equicap) through the related parties  accounts was approximately $2,473,000 at June 30, 2010, and reflected in Due From Related Parties.

There was no supplier in any of the periods reported who accounted for more than 10% of the Company’s expenditures during the years ended June 30, 2011 and 2010.

Price risk

The Group manages the risk of goods and services being obtained at a higher than necessary price by ensuring that all purchases above a certain value are authorized by a Director prior to the purchase order being placed.

Production and corporate loans are included in the Group's balance sheet as financial liabilities.  Production loans of $10,890,430 as of June 30, 2011 are all denominated in US Dollars; corporate loans of $1,755,250 are denominated in both USD and  GBP. The bank overdraft in June 30, 2011 was denominated in Pounds Sterling.

The analysis of notes payable  is as follows:

	Year ended	Year ended
	June 30,	June 30,
	2011	2010

Fixed and variable rate - production and corporate loans	$10,826,572	$16,663,434
No stated interest - production loans	1,819,108	1,637,846

Total financial liabilities	$12,645,680	$18,301,280

The fixed rate financial liabilities have fixed interest rates for the entire term of each loan.  The weighted average interest rate of these fixed rate liabilities on the production loans was 11.0% for the year ended June 30, 2011 and 12.2% for the year ended June 30, 2010.

Those loans where no interest was payable were all loans made to fund the production of motion pictures that were repayable from the proceeds of each motion picture in accordance with a defined payment schedule.  The period over which these loans are repayable, therefore, depends on the performance of each motion picture.

The financial assets of the Group are cash balances held on deposit with banks. As of June 30, 2011, the Group had only nominal cash balances. Such deposits earn interest at the relevant bank interest rates, which are generally fixed.

The fair value of all the financial assets and liabilities of the Group are considered to be equal to their stated value due to the short-term nature.

The Group has recorded the fair value of the derivative liabilities at fair value with changes in the value of the derivatives accounted for as gain or loss on derivative liabilities. As described in Note 12, as of June 30, 2011, the Group measured fair value of its derivative liabilities at approximately $0, using unobservable, Level 3  inputs.

NOTE 14 – SHARE BASED PAYMENTS

The Group accounts for share based payments in accordance with ASC 718 (“Accounting for Stock Compensation”) using a fair value based method whereby compensation cost is measured at the grant date based on the value of the services received and is recognized over the service period.   The Company uses the Black-Scholes pricing model to calculate the fair value of options and warrants issued.   In calculating this fair value, there are certain assumptions used such as the expected life of the option, risk-free interest rate, dividend yield, volatility and forfeiture rate.  The use of a different estimate for any one of these components could have a material impact on the amount of calculated compensation expense.

The numbers of stock options granted by the Group, by period,  are as follows:

	Year Ended	Year Ended
	June 30,	June 30,
	2011	2010
Outstanding at beginning of period	43,500	51,500
Granted	120,000	-
Exercised		(2,000)
Cancelled or expired	(27,500)	(6,000)

Outstanding at end of period	136,000	43,500

120,000 and 0 options were issued during the years ended June 30, 2011 and  2010, respectively.

The following presents the inputs used by the Group in the Black Scholes valuation model for the new options issued in the periods presented:

	Year Ended	Year Ended
	June 30,	June 30,
	2011	2010
Risk-free interest rate	5%	5%
Expected option lives (in years)	3 years	3 years
Expected volatility for options	207%-238%	207%-238%
Expected dividend yield	0%	0%
Forfeiture rate	0%	0%

All shares are vested upon the grant date the Group recognized share-based compensation expense of $ 87,026 and $0 in the years ended June 30, 2011 and  2010.     There was no income tax benefit recognized in the statements of operations for share-based compensation arrangements during any periods presented herein.  Under standard applicable UK tax rules, the Group is not entitled to any tax benefit for such share-based compensation arrangements.

The weighted average exercise price of the share options outstanding at June 30, 2011 is $1.97 per share.  The weighted average remaining exercise period of these options is approximately 12 months.

Employee options

	Options Outstanding			Options Exercisable
			Weighted		Weighted
		Weighted	Average		Average
		Average	Exercise		Exercise
Range of	Number of	Remaining	Price of	Number of	Price of
Exercise	Shares	Contractual	Outstanding	Shares	Exercisable
Prices	Outstanding	Life (years)	Options	Exercisable	Options
$7.30	4,000	0.17	7.30	4,000	7.30
$7.70	12,000	0.35	7.70	12,000	7.70

Non-employee options

	Options Outstanding			Options Exercisable
			Weighted		Weighted
		Weighted	Average		Average
		Average	Exercise		Exercise
Range of	Number of	Remaining	Price of	Number of	Price of
Exercise	Shares	Contractual	Outstanding	Shares	Exercisable
Prices	Outstanding	Life (years)	Options	Exercisable	Options
$2.00	20,000	1.6	$2.00	20,000	$2.00
$1.00	100,000	2.3	$1.00	100,000	$1.00

NOTE 15 – RELATED PARTY TRANSACTIONS

Employment Agreement

The Group engaged Kate Hoffman as an employee and director, who is the daughter of Peter Hoffman, the Chief Executive Officer. The Group has an employment agreement with Kate Hoffman pursuant to which she will act as Chief Operating Officer ad infinitum at a current salary of £52,000 ($85,000) per year plus bonuses and expenses. Ms. Hoffman’s contract contains a non-compete clause whereby she is excluded from competing against the Group for 6 months following the date of her termination. She currently does not have any share options or shares in the Group.

Affiliated and Related Party Agreements

Upon acquisition of control of the Group by Seven Arts Pictures Inc. (“SAP Inc.”) in September 2004, Seven Arts Pictures Plc. entered into an agreement with Seven Arts Pictures Inc. under which Seven Arts Pictures Inc. provided the services of Peter Hoffman for the amount of his contracted salary as well as the direct costs of the Los Angeles office and staff of Seven Arts Pictures Inc.   SAP Inc. is a related party by virtue of it being majority owned by Peter Hoffman, the Group’s Chief Executive Officer and Director, and his wife, Susan Hoffman.

Certain affiliates controlled by Mr. Hoffman are entitled to be reimbursed by the Group for general overhead incurred by each to conduct business for the Group.    Amounts are approved by the Group and then to be reimbursed for certain third party costs on motion pictures controlled by the Group and to be indemnified for loss costs or damages arising from the conduct of the Group’s business if approved by the Group. The Group has the right to control through management all material decisions  of all affiliates controlled by Mr. Hoffman to the extent such decisions have any material effect on the Group’s business or results of operations.

Peter Hoffman controls several companies that are not part of the Group but from which it obtains or transfers distribution rights or other assets related to the business and which control production of the motion pictures. The agreements with Mr. Hoffman, and the companies controlled by him;  provide that all revenues related to the Group’s business payable to Mr. Hoffman or any of these related party companies is due to the Group, except Mr. Hoffman’s salary, bonus and stock ownership.

Pursuant to an inter Group agreement, SAP Inc. also, from time to time, holds ownership of limited liability corporations in the United States, with all distribution rights and profits thereof being due to SAFE Ltd.   In addition, they also provide other services for PLC and SAFE Ltd. At no fee other than Mr. Hoffman’s salary and the direct third party costs of the Los Angeles office.   These other services are any reasonable requests of the management of the Group including accounting services, audits of distribution statements, collection of accounts receivable, supervision of production of motion pictures and similar day-to-day aspects of the Group’s business.

SAP Inc. has, from time to time, made non-interest bearing advances to the Group and SAFE Ltd, when the Group has not been able to collect amounts due from third party receivables in time to meet payments required to creditors.  Any such advances that have been made by SAP. Inc. have been made solely for working capital purposes.

Pursuant to the inter Group agreements, the Group earned $551,672 from distribution of the Group’s motion pictures during the year ended June 30, 2011. The Group is obligated to pay these funds to SAPLA which is a Louisiana limited liability company controlled by SAP Inc.  SAP Inc. would then be obligated to return the funds to the Group. These obligations have been offset in the Group’s books of account and the Group has recorded the amounts earned as described above.

The Group has from time to time made and received advances from and to Seven Arts Pictures Inc., Seven Arts Future Flow I LLC and various Louisiana limited liability companies referred to above, where the advances from and to these related parties do not bear interest.  The balances of these combined accounts as of June 30, 2011 were $2,725,974 and $3,021,184 on June 30, 2010.

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

The Company entered into a distribution agreement with SAPLA (subsequently assigned by SAPLA to Seven Arts Pictures Louisiana (Equicap) LLC (“SAPLA Equicap”)) pursuant to which the Group granted SAPLA the right to distribute  motion pictures in return for a distribution fee of 20% of the revenues generated from these films, SAPLA and SAPLA Equicap are obligated under the related party agreements described above to pay and has permitted the Group to retain 100% of all such distribution fees.

SAPLA entered into a Credit Agreement with Advantage Capital Community Development Fund LLC dated October 11, 2007 for the acquisition and improvement of a production and post-production facility located at 807 Esplanade Avenue in New Orleans, Louisiana for aggregate principal advances of up to $3,700,000.  This agreement was guaranteed by the Group. Approximately $3,700,000 has been drawn under the terms of this Credit Agreement, as of June 30, 2011 and 2010.

The Group has entered into a new financing agreement with Palm Finance in November 2010 to refinance the existing indebtedness secured by our production and post-production facility in New Orleans, Louisiana under which Palm has acquired the existing credit facility of $3,700,000 plus accrued interest of our affiliate SAPLA for $1,000,000 and agreed to advance an additional $1,800,000 to complete renovation and construction of this facility. Palm’s advance and interest at the rate of 15% per annum are due and payable within five years and are secured by the property at 807 Esplanade Avenue in New Orleans (“Property”) and Louisiana film infrastructure and historical rehabilitation credits, as well as Federal historical rehabilitation credits (“Credits”) associated with the Property. As part of this agreement the Group has entered into an agreement with Palm extending the due date of the loans on American Summer, Autopsy and Nine Miles Down to December 31, 2011.

Upon commencement of business of SAPLA’s production and post-production facility in New Orleans, Louisiana, SAPLA and an affiliate, Seven Arts Filmed Entertainment LLC (“SAFE LA”) will be the lessee of those facilities and under the related party agreement all profits of SAFE LA if any will be returned to the Group under the agreements with Mr. Hoffman and his affiliates.

Investigation into Claim for Tax Credits (SAPLA)

The US Attorney in New Orleans is investigating claims for Louisiana film infrastructure tax credits including such tax credits to be claimed by an affiliate of the Group, Seven Arts Pictures Louisiana LLC. This investigation appears to include investigation as to whether certain expenses claimed by this affiliate were improper or fraudulent. All such claimed expenses were audited by independent auditors and reviewed by counsel. None of these expenses or credits have been included in the Group’s financial statements for any period. Management believes that this investigation will have no material adverse effect on the Group’s operations or the total tax credits to be received by the Group’s affiliates, but could result in charges against current or former employees of this affiliate based on prior audits, including Mr. Hoffman.

Loan to Gone to Hell from Palm Finance

Together with SAP Inc, the Group guaranteed a $4,000,000 loan on December 17, 2007 between Palm Finance Corporation (“Palm”) and Gone To Hell Ltd., a company controlled by the Chief Operating Officer and Director Kate Hoffman, in exchange for the distribution rights to the movie, Nine Miles Down. The loan was made exclusively to finance the motion picture Nine Miles Down and is secured by the distribution rights to that motion picture.  The loan carries an annual rate of interest of 15% and became due on June 30, 2009. The Group has entered into a forbearance agreement with Palm in extending the due date of this loan to December 31, 2011.

 Loan from Cold Fusion

The Group entered into a loan and security agreement dated January 15, 2009 for $750,000, together with SAP Inc. and certain limited liability companies controlled by SAP Inc. in connection with the production of the motion picture Night of the Demons (“NOTD”).  The Group guaranteed the loan in exchange for the distribution rights to the picture. The loan was made to the Group to finance NOTD and is secured by the distribution rights to NOTD.  The loan bears interest of ten percent (10%) per annum.  The loan became due on  March 31, 2010 and is being repaid from distribution revenues of NOTD. At June 30, 2011, the balance due to Cold Fusion amounted to $582,510 including unpaid accrued interest.

Employee Benefit Trust

The Group engaged Smith and Williams Trustees (Jersey) Limited to set up an Employee Benefit Trust ("EBT") in December, 2008.  The Trust is a significant shareholder of the Group and controlled by the Trustees. The EBT entered into an agreement to purchase the 3,000,000 convertible preferred shares held by Armadillo Investment Trust ("Armadillo") for £1,500,000, to be paid in three equal installments of £500,000, and the return of the 1,600,000 ordinary shares in Armadillo owned by the Group, valued at £800,000 for an aggregate purchase price of £2,300,000. The agreed upon purchase price was to be loaned to the EBT by the Group at a nominal interest rate and, to date, the Group has advanced £500,000 as the first of three equal installments, together with the 1,600,000 ordinary shares of Armadillo, valued at £800,000 in the Group’s books, to the EBT which has paid them over to Armadillo. The Group has guaranteed the EBT’s remaining debt of £1,000,000 representing the second and third installments, but has not yet advanced these amounts. The EBT has repaid £582,604 ($1,039,946) of the £1,300,000 in the year ended June 30, 2011 by selling ordinary shares owned by the EBT to creditors of the Group. The Group charged interest of $44,822 to the EBT during the year ended June 30, 2011. The total balance due from the EBT to the Group as at June 30, 2011 was $1,237,417.

NOTE 16 – COMMITMENTS AND CONTINGENCIES

Acquisition of Big Jake Music

On September 29, 2011, the Company entered into a definitive agreement to acquire of all of the capital stock of Big Jake Music ("BJM"), a newly formed record and multi-media entertainment company, for $5,000,000 of convertible preferred stock, convertible into common stock at a premium to the market price at closing, and which is subject to restricted holding periods.  BJM will also release soundtracks of Seven Arts films, including Night of the Demons (a film released in October 2010) and The Pool Boys (a film released in October 2011).

Creditors Liquidation of SAP Plc.

PLC was placed into compulsory liquidation on November 8, 2011 by the English Companies Court.   The Company’s CEO, Mr. Peter Hoffman, as a director of PLC had sought an administration order but this request was denied by the Courts as a result of inter alia the opposition of Parallel Pictures LLC (‘Parallel’). The creditors are likely to be invited to appoint a licensed insolvency practitioner as liquidator.  The role of a liquidator is to realize a company’s assets for the benefit of the creditors and shareholders.  Mr. Hoffman expects that the liquidator and PLC will pursue its substantial claims against Parallel and its defenses to Parallel’s claims. Parallel has claimed in the proceedings in England and the United States that the Asset Transfer Agreement between the Company and PLC was ‘fraudulent’ and may seek additional compensation or guarantees from Company. Management believes that the Asset Transfer Agreement is a valid agreement for value and not subject to attack and that Parallel will not prevail in its claims.  Management believes it has the support of its creditors to resist these claims by Parallel which are disputed by the Company and as a result Parallel will not obtain any relief from the courts on this issue.

807 Esplanade Guarantee

Seven Arts Pictures Louisiana LLC, a related party of the Company, entered into a Credit Agreement with Advantage Capital Community Development Fund LLC dated October 11, 2007, for the acquisition and improvement of a production and post-production facility located at 807 Esplanade Avenue in New Orleans, Louisiana for aggregate principal advances of up to $3,700,000.  This agreement was guaranteed by the Company’s predecessor. Approximately $3,700,000 has been drawn under the terms of this Credit Agreement, as of June 30, 2011.  The Company has also guaranteed this amount.

There is a $1,000,000 guarantee of a note due to Armadillo by the Employee Benefit Trust resulting from the purchase back of the Seven Arts preferred shares from Armadillo.

Fireworks Litigation

The Group prevailed in a motion for summary adjudication on February 10, 2011 in an action against  CanWest Entertainment and two of its affiliates (“CanWest”) confirming the Group’s ownership of  five motion pictures “Rules of Engagement ”, “An American Rhapsody,” “Who Is Cletis Tout,” “Onegin,” and “The Believer”, (the “Copywrights”). The Group has filed an action in England against Content Media Corporation (“Content”) and Paramount Picture Corp.(“Paramount”) to recover the Copyrights and substantial damages for the use of the copywrighted works after their purported acquisition from CanWest.The Group has also filed suits against Content and Paramount in the Unites States for collateral damage for copywright infringement against Paramount for use of copywright. The Group may incur up to $200,000 in legal expenses to pursue this claim but expects to recover those fees from Content.

Jones Film

The Group, its subsidiary Seven Arts Filmed Entertainment Limited, and a related party, SAP Inc, were the subject of an arbitration award of approximately $900,000 against them for legal fees and interest thereon relating to an ongoing dispute regarding a participation in the motion picture entitled 9 ½ Weeks II, even though the arbitration found no additional sums due to the complaining party, and potential loss of further distribution rights in this motion picture.  The Federal District Court enforced this arbitration award, and the Group is seeking relief from that decision.  The Group has accrued for the liability in the amount of $800,000 including approximately $100,000 of accrued interest as of June 30, 2011. The remaining interest, costs and fees have been guaranteed by SAP Inc., a related party.

Arrowhead Target Fund

Seven Arts Future Flow I (“SFF”), a limited liability Group owned by SAP Inc., one of the Group’s controlling shareholders and a Group controlled by Mr. Hoffman, obtained financing from the Arrowhead Target Fund, Ltd. (“Arrowhead”) of approximately $8,300,000 (the “Arrowhead Loan”).  The Group secured the Arrowhead Loan with liens on 12 motion pictures that generated revenues of $820,026 in the year ended June 30, 2009, $2,739,800 in the year ended March 31, 2008.   The Group’s only liability is to repay the Arrowhead Loan from the proceeds of the film assets pledged against the Arrowhead Loan. The Group is not required to repay the Arrowhead Loan from any of its other assets or revenues.

The Arrowhead Loan became due in February 2009 and SFF has not paid the outstanding principle and interest due.   Arrowhead has the right to foreclose on the pledged film assets, but has not done so at the present time. SFF has received a default notice to this effect and as a result Arrowhead is now collecting directly all sums receivable by the Group with respect to these motion pictures, and has appointed a new servicing agent for these motion pictures with the result that the Group no longer controls the licensing of these motion pictures. Failure to repay or refinance the Arrowhead Loan could result in a material disposition of assets through the loss of the Group’s rights to the twelve motion pictures and related loss of revenues in amounts that are difficult to predict.

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

Arrowhead filed an action on September 22, 2010 which seeks recovery from the Group of the monies which the Group has retained under its interpretation of the relevant agreements with Arrowhead. In addition, Arrowhead makes substantial additional claims against the Group, Mr. Hoffman and Seven Arts Pictures Inc. regarding claimed breaches of the terms of the operative agreements, including failure to properly account, failure to turn over materials, failure to remit monies collected, and similar matters. The claims against the Group for these breaches of warranties for damages are $8,300,000 although Arrowhead states no basis for this amount.

The Group had moved to dismiss the action against all defendants other than Seven Arts Future Flows I LLC, which is not part of the Group.  On August 9, 2011, the New York Supreme Court granted the Group’s motion and dismissed all defendants except Seven Arts Filmed Entertainment Limited in its capacity as a collateral agent, which is not a material element of Arrowhead claim.  The Group continues to believe that Arrowhead’s claims against the Group are without substantial merit.

Arrowhead Capital Partners – AGC Loan

The Group and several affiliates were named as defendants in an action by Arrowhead Capital Partners Ltd filed in the Supreme Court of New York County of New York State purportedly served on May 24, 2010, seeking to collect $1,000,000 plus interest (the “ACG Loan”) due to Arrowhead Consulting group LLC (“ACG”) as well as foreclosure on the collateral granted as part of the Cheyne Loan described above in NOTE 12 under “Production Loans”. The ACG Loan is fully subordinated to repayment of the Cheyne Loan, which has not been repaid, and a subsidiary of the Group has been assigned all Cheyne’s rights under the subordination provision of the Cheyne Loan. As a result Management does not believe that ACG has the right to maintain this action to collect any monies or to foreclose on any collateral pursuant to the Cheyne Loan. The Group intends to vigorously defend against this action and has filed a motion for summary judgement to dismiss this action.

Silverback – Hungarian co-producer

The Group has obtained a final judgment from the Queen’s Bench in England for approximately $300,000 erroneously converted to fees by a Hungarian co-producer on the motion picture Nine Miles Down. The Group is seeking to collect these fees back through enforcement by Hungarian courts and currently a bailiff has been appointed to collect the monies due in Hungary. The incorrectly appropriated fees have been included in the film asset in prior years. Capitalized film costs will be reduced upon collection of these fees.

Stonewood/Nine Miles Down

A settlement agreement for $250,000 has been reached with the liquidators of Gone to Hell (“GTH”) the production company for Nine Miles Down. The main beneficiaries of the GTH liquidation are Stonewood; owned by the director of GTH and SAP INC for an action it took against the liquidator for interfering in the free distribution of the film. The debt to the liquidation is fully insured but only to the amount that is not payable back to SAP INC and Stonewood as they are the insured parties. The Group has guaranteed the legal costs of this action to make sure it releases the distribution rights to the movie. The Group has accounted for the legal expenses incurred related to this litigation by capitalizing them into film assets in the value of $200,000 as of June 30, 2011, due to the fact that these are direct expenditures  to this particular film.

Zeus VAT

The Group believes that the accrual of the VAT input refund or output VAT tax with respect to the Zeus transaction is highly uncertain.  Her Majesty’s Customs and Revenue (“HMRC”) raised issues regarding the Zeus transaction as early as May, 2008, and has made no determination regarding any of the inputs or outputs of VAT with respect to the Zeus transaction through today.  The situation is still unresolved in that HMRC has not made a VAT refund to the 17 companies formed by investors in the Zeus transaction (“SAFCO’s”) of the output VAT tax charged by Seven Arts on the supplies made for the SAFCO’s and declared on the Group’s VAT return filed in 2008 and in that HMRC has taken no steps to enforce the collection of the output VAT tax as declared by the Group, as an internal “hold” has been placed on collection by HMRC.  Until and unless this interest is lifted, HMRC will take no action to enforce the collection of the VAT output tax declared by the Group. The amount of VAT at issue is approximately £23,000,000 ($35,000,000) which would be both the amount owed by the Group to HMRC and the amount due to the Group from the SAFCO’s as their refund from HMRC. The collection department of HMRC has stopped the collection of the VAT due from the Group, and to date no notices of interest  have been received. The Group does not expect any penalties or fees will result from the VAT related to the Zeus transaction, accordingly no accrual of interest or penalties have been accrued as of June 30, 2011.

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

Investigation into Claim for Tax Credits (SAPLA)

The US Attorney in New Orleans is investigating claims for Louisiana film infrastructure tax credits including such tax credits to be claimed by an affiliate of the Group, Seven Arts Pictures Louisiana LLC. This investigation appears to include investigation as to whether certain expenses claimed by this affiliate were improper or fraudulent. All such claimed expenses were audited by independent auditors in Louisiana and reviewed by counsel. None of these expenses or credits have been included in the Group’s financial statements for any period. Management believes that this investigation will have no material adverse effect on the Group’s operations or the total tax credits to be received by the Group’s affiliates, but could result in charges against current or former employees of this affiliate based on prior audits, including Mr. Hoffman.

Director’s Service Contracts

SAP Inc. has an employment agreement with Peter Hoffman pursuant to which he will act as the Group’s Chief Executive Officer (“CEO”) until December 31, 2013. Upon acquisition of control of Group, it entered into a contract with SAP Inc. to secure Mr. Hoffman's services solely to the Group as CEO.  In connection with that employment agreement,  Mr. Hoffman has been granted:

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

The Group has an employment agreement with Kate Hoffman pursuant to which she will act as Chief Operating Officer ad infinitum at a salary of $85,000 (£52,000) per year plus bonuses and expenses. Ms. Hoffman’s contract contains a “non-compete’ clause pursuant to which she will be excluded from competing against the Group for 6 months following the date of her termination.

The Group has an employment agreement with Elaine New pursuant to which she will act as an executive director and Chief Financial Officer ad infinitum at a salary of $225,000 (£150,000) per year plus bonuses and expenses. Ms. New’s contract contains a “non-compete’ clause pursuant to which she will be excluded from competing against the Group for 6 months following the date of her termination.

All of the employment agreements grant us a right to injunctive relief if the respective employee breaches the agreement.  With the exception of Ms. Hoffman’s and Ms. New’s agreements, the employment agreements do not contain “non-compete” clauses.

Parallel Action

On June 28, 2011, PLC filed an action in the High Court of England against Parallel Media LLC (“Parallel”) to collect sums due to PLC with respect to acquisition of distribution rights in Russia to four motion pictures and to confirm Parallel’s obligations under both a signed and unsigned investment agreement with respect to the motion picture project Winter Queen. On the same day Parallel filed a petition to wind up and liquidate PLC in the Companies Courts of England based on its claim of repayment of $1,000,000 of investment made by Parallel in Winter Queen.  On September 19, 2011, Parallel filed a new action against PLC and SAE in the Superior Court of California, asserting the same claims as in the winding up petition and seeking to enjoin the proposed administration proceedings in England. A request for a preliminary injunction was denied by the Superior Court.

HMRC Investigation

On July 19, 2011 Officers of Her Majesty’s Revenue & Customs (“HMRC”) attended the offices of PLC in London.  Documents were retained appertaining to arrangements involving the subscription for shares in a number of companies which had lost value, resulting in subscribers making claims to tax relief.

PLC’s participation in these transactions was limited to the transfer of rights to certain motion pictures to the investors in return for their investments in the production and release costs of those pictures and making available   the provision of loans to fund a portion of those investments.  PLC received no tax benefits from the transactions, which were made on arms-length terms. PLC believes that it is not a subject of the HMRC investigation.

In connection with the transactions, PLC did not make any representations or warranties to any party, including the investors, regarding any potential tax benefits related to the transactions. Prior to the closing of the transactions  the  investors obtained and made  available to the Company, an opinion of prominent Queen’s counsel, specializing in United Kingdom tax laws, that the transactions were permitted and acceptable under the terms of the applicable United Kingdom revenue laws. PLC remains confident that the transactions were permitted and acceptable under the terms of the applicable United Kingdom revenue laws.

Asset Transfer Agreement

On June 11, 2010,  Seven Arts Entertainment,  Inc. (“SAE”), a Nevada Corporation, was formed and became a 100% owned subsidiary of Seven Arts Pictures Plc.  The Company entered into an Asset Transfer Agreement, as amended on January 27, 2011 and again on August 31, 2011, to transfer all of the assets with a cost basis from PLC to SAE, in exchange for assumption by SAE of certain indebtedness and for one share of common stock of SAE for each ordinary share of PLC which have been distributed to shareholders. Additionally, 2,000,000 shares of SAE were issued to PLC in order to satisfy any remaining obligations.  This transfer was approved by the PLC shareholders at an Extraordinary General Meeting on June 11, 2010.  The purpose of this transfer was to eliminate our status as a foreign private issuer and to assume compliance with all obligations of a domestic issuer under all applicable state and Federal securities laws.  Management’s intention in executing this transaction was to redomicile the business with no change in the economic interests of the shareholders.

Effective at the opening of trading on September 1, 2011, Seven Arts Entertainment Inc. ("Seven Arts" or “SAE”) was substituted for the NASDAQ listing of Seven Arts Pictures PLC ( the "Company").  On that date, each of the Company’s ordinary shares was exchanged for one share of common stock of SAE, which commenced trading on NASDAQ as the successor to the Company’s NASDAQ listing.  SAE’s new CUSIP number is 81783N102 and its trading symbol will remain SAPX.

Guarantees and Pledges

Guarantee of the Advantage Capital Loan

SAPLA, a related party of the Group, entered into a Credit Agreement with Advantage Capital Community Development Fund LLC dated October 11, 2007 for the acquisition and improvement of a production and post-production facility located at 807 Esplanade Avenue in New Orleans, Louisiana for aggregate principal advances of up to $3,700,000.  This agreement was guaranteed by the Group. Approximately $3,700,000 has been drawn under the terms of this Credit Agreement, as of June 30, 2011.   The Group has guaranteed this amount.

Guarantee of the £1,000,000 due to Armadillo by the EBT

As discussed in NOTE 1, PLC is a guarantor on the £1,000,000 due to Armadillo by the EBT.

NOTE 17 – OPERATING LEASE COMMITMENTS

During the years ended June 30, 2011 and  2010,  the Group had no operating lease commitments.    Both office facilities are operating under month to month agreements.   Rent expense is approximately $4,500 a month for the Los Angeles office and $6,500 a month in London.

NOTE 18 – FAIR VALUE OF FINANCIAL INSTRUMENTS

Cash, accounts receivable, accounts payable and other accrued expenses and other current assets and liabilities are carried at amounts which reasonably approximate their fair values because of the relatively short maturity of those instruments.

ASC 820, “Fair Value Measurements and Disclosures”, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described as follows:

Leve l 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Leve l 2 - Inputs to the valuation methodology include:

• quoted prices for similar assets or liabilities in active markets;
• quoted prices for identical or similar assets or liabilities in inactive markets;
• inputs other than quoted prices that are observable for the asset or liability;
• inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Leve l 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The preceding method described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation method is appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.    As of June 30, 2011 and 2010,  all of the Company’s assets and liabilities were considered current and due to the short maturity the carrying amounts are considered to approximate fair value.

NOTE 19 – RECENT ACCOUNTING PRONOUNCEMENTS

In May 2011, the FASB issued guidance intended to achieve common fair value measurements and related disclosures between U.S. GAAP and international accounting standards. The amendments primarily clarify existing fair value guidance and are not intended to change the application of existing fair value measurement guidance. However, the amendments include certain instances where a particular principle or requirement for measuring fair value or disclosing information about fair value measurements has changed. This guidance is effective for the periods beginning after December 15, 2011, and early application is prohibited.   The Company will adopt these amendments on January 1, 2012; however, the requirements are not expected to have a material effect.

NOTE 20 – SUBSEQUENT EVENTS

On June 11, 2010,  Seven Arts Entertainment,  Inc. (“SAE”), a Nevada Corporation, was formed and became a 100% owned subsidiary of Seven Arts Pictures Plc.  The Company entered into an Asset Transfer Agreement, as amended on January 27, 2011 and again on August 31, 2011, to transfer all of the assets with a cost basis from PLC to SAE, in exchange for assumption by SAE of certain indebtedness and for one share of common stock of SAE for each ordinary share of PLC which have been distributed to shareholders. Additionally, 2,000,000 shares of SAE were issued to PLC in order to satisfy any remaining obligations.  This transfer was approved by the PLC shareholders at an Extraordinary General Meeting on June 11, 2010.  The purpose of this transfer was to eliminate our status as a foreign private issuer and to assume compliance with all obligations of a domestic issuer under all applicable state and Federal securities laws.  Management’s intention in executing this transaction was to redomicile the business with no change in the economic interests of the shareholders.

As of January 27, 2011,  net assets with a book value totaling approximately $7,200,000 plus convertible debentures with no redemption date, which are accounted for as equity, were transferred to SAE in accordance with the asset transfer agreement.

On August 31, 2011, NASDAQ approved the substitution of one share of SAE, Inc. stock for the Company's NASDAQ listing, effective at the opening of trading on September 1, 2011.   On that date, each of the Company's ordinary shares were exchanged for one share of common stock of SAE, and commenced trading on NASDAQ as the successor to the Company's NASDAQ listing. This transaction was approved by the Company’s shareholders at the Company’s Extraordinary General Meeting on June 11, 2010.

SAE’s authorized capital consists of 50,000,000 shares of common stock, $.01 par value per share, of which the board of directors has allocated 25,000,000 shares as common stock.  As of September 1, 2011, there were 6,476,344 shares of common stock outstanding.   Each outstanding share of common stock entitles the holder thereof to one vote per share on matters submitted to a vote of stockholders.

SAE will be a United States issuer and commenced regular quarterly reporting for the first quarter ended September 30, 2011.

Issuance of New Shares or Options

Subsequent to June 30, 2011,  an aggregate of 13,832,280 ordinary shares were issued, and accordingly there were 16,475,411 shares of the Group's issued and outstanding ordinary shares as of  November 30, 2011.

The shares issued subsequent to June 30, 2011 include 10,000 shares issued to consultants in exchange for services rendered. $400,000 restricted shares were sold for cash.

Certain debt securities were partially converted into 11,422,000 ordinary shares at an average per-share price of $0.42.

The issuance of the converted debt was made pursuant to the exemption from registration provided pursuant to Section 4(2) of the Securities Act.  Management believed that such exemption was available because (i) no advertising or general solicitation was employed in offering the debt securities, (ii) the offering and sale thereof were made solely to an accredited investor, and (iii) transfer of the debt securities was restricted in accordance with the requirements of such Act.  More than one year passed between the issuance of the converted debt and its conversion into ordinary shares.  In accordance therewith, the resale of such shares was exempt from the registration thereof pursuant to the exemption provided by Rule 144.

The debt that was converted to equity included $2,750,000 from Palm Finance, $350,000 from 120dB Film and $725,000 of convertible debt, including $500,000 from Whatley and $225,000 from Eden.

Palm Finance reinvested $1,250,000 back into SAE, Inc. (PLC’s successor entity) by acquiring 125,125 shares of Series A ($10 par) preferred stock in November 2011.

On October 14, 2011, the Board of Directors of SAE Inc. were each issued 50,000 options at the market price of $0.44 a share.

On November 21, 2011 SAE, Inc. issued 2,000,000 shares to PLC in accordance with the asset transfer agreement approved by shareholders on June 11, 2011.

Letter of Intent Regarding David Michery

On November 7, 2011, the Company signed a letter of intent to acquire the music assets of David Michery for 10,000,000 shares of preferred stock subject to due diligence and Board approval.

Creditors Liquidation of SAP Plc.

PLC was placed into compulsory liquidation on November 8, 2011,  by the English Companies Court.   PLC’s  CEO, Mr. Peter Hoffman, as a director of PLC had sought an administration order but this request was denied by the Courts as a result of inter alia the opposition of Parallel Pictures LLC (‘Parallel’). The creditors are likely to be invited to appoint a licensed insolvency practitioner as liquidator.  The role of a liquidator is to realize a company’s assets for the benefit of the creditors and shareholders.  Mr. Hoffman expects that the liquidator and PLC will pursue its substantial claims against Parallel and its defenses to Parallel’s claims. Parallel has claimed in the proceedings in England and the United States that the Asset Transfer Agreement between SAE and PLC was ‘fraudulent’ and may seek additional compensation or guarantees SAE Inc.  Management believes that the Asset Transfer Agreement is a valid agreement for value and not subject to attack and that Parallel will not prevail in its claims.  Management believes it has the support of its creditors to resist these claims by Parallel which are disputed by SAE Inc. and PLC and as a result Parallel will not obtain any relief from the courts on this issue.

Certain indebtedness of PLC remained with PLC under the asset transfer agreement and will be subject to liquidation or payment in these liquidation proceedings.  PLC has been issued 2,000,000 shares of common stock of the Company in order to satisfy these obligations.

Issue of Promissory Note to RBSM LLP

On September 4, 2011, SAE Inc. issued a promissory note to RBSM LLP (“RBSM”), the Group’s prior registered accounting firm. The note guarantees that SAE Inc. will pay RBSM $150,000 on or before the six month anniversary of the note. The note bears interest of 7% per annum but this will be waived if the note is paid off within the six months. On maturity of the note if the principal and interest have not been paid in full then RBSM can convert the note into freely trading common shares with an issue price of 75% of the weighted average closing bid price per common share during the 10 days preceding the maturity date. In accordance therewith, the resale of such shares will be exempt from the registration thereof pursuant to the exemption provided by Rule 144.

Arrowhead Action

The Arrowhead Target Fund filed an action on September 22, 2010 which seeks recovery from the Group for amounts which the Group has retained under its interpretation of the relevant agreements with Arrowhead. In addition, Arrowhead makes substantial additional claims against the Group, Mr. Hoffman and Seven Arts Pictures Inc. regarding claimed breaches of the terms of the operative agreements, including failure to properly account, failure to turn over materials, failure to remit monies collected, and similar matters. The claims against the Group for these breaches of warranties for damages are $8,300,000 although Arrowhead states no basis for this amount.

The Group had moved to dismiss the action against all defendants other than Seven Arts Future Flows I LLC, which is not part of the Group.  On August 9, 2011, the New York Supreme Court granted the Group’s motion and dismissed all defendants except Seven Arts Filmed Entertainment Limited in its capacity as a collateral agent, which is not a material element of Arrowhead claim.  The Group continues to believe that Arrowhead’s claims against the Group are without substantial merit, and nothing has been accrued in the financial statements related to this claim.

HMRC Investigation

On July 19, 2011 Officers of Her Majesty’s Revenue & Customs (“HMRC”) attended the offices of Seven Arts Pictures plc (the “Company”) in London.  Documents were retained appertaining to arrangements involving the subscription for shares in a number of companies which had lost value, resulting in subscribers making claims to tax relief.

The Company’s participation in these transactions was limited to the Company’s transfer of rights to certain motion pictures to the investors in return for their investments in the production and release costs of those pictures and making available   the provision of loans to fund a portion of those investments.  The Company received no tax benefits from the transactions, which were made on arms-length terms. The Company believes that it is not a subject of the HMRC investigation.

In connection with the transactions, the Company did not make any representations or warranties to any party, including the investors, regarding any potential tax benefits related to the transactions. Prior to the closing of the transactions  the  investors obtained and made  available to the Company, an opinion of prominent Queen’s counsel, specializing in United Kingdom tax laws, that the transactions were permitted and acceptable under the terms of the applicable United Kingdom revenue laws. The Company remains confident that the transactions were permitted and acceptable under the terms of the applicable United Kingdom revenue laws.

HMRC has requested interviews with three officers of the Company to discuss whether those officers were involved in the arrangements for subscription of shares in the relevant companies.  The Company is fully cooperating with the investigation.  The Company believes there is no basis for any claim of responsibility of any of its officers or employees. Based on facts currently known by the Company, there is no need for it to record a contingent liability in its financial statements in connection with the investigation or the related transactions.

Board of Directors

The Board of Directors of SAE Inc. is the existing six members of the Board of Directors of the Company, plus the addition of Robert Kaiser as a Board Member and Chairman of SAE’s Audit Committee. SAE will have four members of its Board who are independent as defined by NASDAQ.

Parallel Action

On June 28, 2011, Seven Arts Pictures plc (“PLC”) filed an action in the High Court of England against Parallel Media LLC (“Parallel”) to collect sums due to PLC with respect to acquisition of distribution rights in Russia to four motion pictures and to confirm Parallel’s obligations under both a signed and unsigned investment agreement with respect to the motion picture project Winter Queen. On the same day Parallel filed a petition to wind up and liquidate PLC in the Companies Courts of England based on its claim of repayment of $1,000,000 of investment made by Parallel in Winter Queen. That winding up petition will not be heard until some unspecified date after October 10, 2011. PLC is no longer part of the Group and will file for administration under the laws of England, which management of PLC believes will be granted and which will result in the denial of Parallel’s winding up petition. The disputes between PLC and Parallel will then be resolved in this administration under English law and should not affect the results of operations of the Group. On September 19, 2011, Parallel filed a new action against PLC and Seven Arts Entertainment Inc. (“SAE”) in the Superior Court of California, asserting the same claims as in the winding up petition and seeking to enjoin the proposed administration proceedings in England. A request for a preliminary injunction was denied by the Superior Court. PLC will move to dismiss this action since all the operative agreements between PLC and Parallel include a clause requiring exclusive jurisdiction of all litigation in the courts of England.   PLC expects this motion to dismiss will be granted.

Fletcher Joint Venture

The Group entered into an agreement with BRG Investments, LLC (“BRG”), an affiliate of Fletcher Asset Management (“Fletcher”) for the investment by BRG of up to $30,000,000 in preferred stock of the Group and the formation of a joint venture to, among other things, produce and distribute motion pictures and make investments.

BRG purported to cancel the agreement in May 2011.

On October 5, 2011, the Company arranged a mutually acceptable settlement of its dispute with Fletcher arising out of an investment agreement purported terminated by Fletcher as was announced in a press release on June 7, 2011.   In the settlement with Fletcher, the Company waived all claims against Fletcher.  Fletcher agreed to acquire, and did acquire, 250,000 shares of the Company’s common stock at a price of $1.00 per share.  Fletcher received a warrant to buy an additional 100,000 shares at $1.00, Fletcher has the right within six months to buy an additional 250,000 shares of the Company’s common stock based on a volume weighted average price but no less than $1.00 or more than $1.50, and if it buys these shares, Fletcher will receive an additional warrant to buy an additional 100,000 shares of our common stock on the same terms as the warrant we have issued.  Seven Arts intends to use the proceeds of this transaction to partially fund its next motion picture production in Louisiana entitled Schism, written and to be directed by Adam Gierasch, the director of Autopsy and Night of the Demons, two recent releases by the Company.

Legal Action by Arrowhead Target Fund

The Arrowhead Target Fund has filed an action on September 22, 2010,  which seeks recovery from the Group of the monies which the Group has retained under its interpretation of the relevant agreements with Arrowhead.  In addition, Arrowhead makes substantial additional claims against the Group, Mr. Hoffman and Seven Arts Pictures Inc. regarding claimed breaches of the terms of the operative agreements, including failure to properly account, failure to turn over materials, failure to remit monies collected, and similar matters.  The claims against the Group for these breaches of warranties for damages are $8,300,000 although Arrowhead states no basis for this amount.  The Group does not believe there is any basis to the Arrowhead claims except with respect to the monies withheld by the Group based on its interpretation of the applicable agreements.  The Group intends to aggressively defend these claims but is currently in settlement discussions with Arrowhead regarding the reacquisition of the 12 motion pictures subject to the Arrowhead transaction.  However, the ultimate outcome of these claims cannot be determined at this time, and nothing has been accrued related to these claims.

New Office Lease in Los Angeles

On December 1, 2011, SAE Inc. entered into an agreement for office space in Los Angeles.     The lease is for 60 months at a monthly rate of approximately $9,500.    The office space and expense will be shared with related parties; however, SAE Inc. is joint and severally liable.