Form 20-F/A
period 2011-06-30
Seven Arts Entertainment Inc.
filed 2012-06-06
CIK 1408276

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 20-F/A

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to __________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

This Form 20-F/A-1 (the “Amendment”) amends the Annual Report on Form 20-F of Seven Arts Pictures Plc. for the year ended June 30, 2011, which was filed with the Securities and Exchange Commission on December 21, 2011 (the “Original Filing”). This Amendment is being filed solely to remove the word “DRAFT” on the front sheet in the Original Filing as set forth in the attached. No other changes are hereby made to the Original Filing.

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